Form 20-F
period 2002-12-31
GALLAHER GROUP PLC
filed 2003-05-30
CIK 1037333

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: 31 December 2002
or
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-14602

GALLAHER GROUP Plc
(Exact name of Registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organisation)

Members Hill, Brooklands Road, Weybridge, Surrey KT13 0QU, England
(Address of principal executive office)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares Ordinary Shares nominal value 10p per share	New York Stock Exchange New York Stock Exchange *

*Listed, not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report:

Ordinary Shares nominal value 10p per share	651,590,464

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days:

Yes           No

Indicate by check mark which financial statement items the Registrant has elected to follow:

Item 17           Item 18

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

i

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

INTRODUCTION

Unless the context otherwise requires, "we", "Gallaher" and "Group" refer to Gallaher Group Plc, an English public limited company, and its subsidiaries. "Fortune Brands" refers to Fortune Brands, Inc., a Delaware, US Corporation, formerly named American Brands, Inc.

We publish our consolidated financial statements expressed in United Kingdom pounds sterling. "US dollars", "US $" or "$" refer to United States currency, "US dollars", "Euro" or "€" refer to the currency of European states who have adopted the currency and "pounds sterling", "sterling", "£" or "p" refer to UK currency, and "£m" refers to millions of pounds sterling. Solely for convenience, translations of certain pounds sterling amounts into US dollars have been made at specified rates. These translations should not be taken to be that the pound sterling amounts actually represent such US dollar amounts or could be converted into US dollars at the rates indicated. Translations of pounds sterling into US dollars have been made as of 31 December 2002 rate of £1.00 = $1.610, being the "noon buying rate" in New York City for cable transfers in foreign currencies as announced for customs purposes by the Federal Reserve Bank of New York.

Our fiscal year ends on 31 December of each year. References to a particular year are to the fiscal year unless otherwise indicated.

"Companies Act" refers to the UK Companies Act of 1985, as amended, and "EU" refers to the European Union.

Except as indicated otherwise, market share information in respect of the UK reflects unit sales to consumers, and is based on information compiled by A.C. Nielsen Company Limited, and applies to the year ended 31 December 2002. Nielsen's information reflects the results of surveys conducted by it and represents best estimates only. Trade sales in the UK reflect unit sales for 2002 based on information compiled, from data supplied by UK tobacco manufacturers and importers, by Stretch Statistical Services. Market share information for the Republic of Ireland reflects unit sales to the trade in the year ended 31 December 2002 and is based on information compiled by KPMG, Dublin, which reflects the results of the compilation of data supplied by the industry. Market share information for Russia reflects retail audit information compiled by Business Analytica. Market share information for Kazakhstan reflects retail audit information compiled by A C Nielsen. Other ma rket share information is mainly obtained from the distributors in the country concerned and represents sales in each country's market. This type of data has been used in all other markets where our competitive position is discussed. It is not as robust as that supplied by recognised corporate market data collectors and the reader should not place undue reliance on the accuracy of any disclosure made.

We furnish The Bank of New York, as depositary for our American Depositary Shares, with annual reports and annual reviews containing consolidated financial statements and an opinion on our financial statements by independent public accountants. These financial statements are prepared on the basis of generally accepted accounting principles in the United Kingdom. These annual reviews contain a reconciliation of net income and shareholders' equity to accounting principles generally accepted in the United States.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

We also furnish the depositary with semi-annual reports prepared in conformity with accounting principles generally accepted in the United Kingdom. These reports contain interim consolidated financial information. This information has not been audited. The depositary mails these reports to record holders of American Depositary Receipts evidencing American Depositary Shares.

We also furnish to the depositary all notices of shareholders' meetings and other reports and communications that are made generally available to our shareholders. The depositary, to the extent permitted by law, makes such notices, reports and communications available for inspection by record holders of ADRs and mails to all record holders of ADRs a notice containing a summary of information contained in any notice of a shareholders' meeting received by the depositary. We are not required to report quarterly financial information.

Cautionary Statement

This Annual Report includes “forward-looking statements” within the meaning of the US securities laws. All statements other than statements of historical fact included in this Annual Report, including, without limitation, statements regarding our future financial position, strategy, dividend policy, projected sales, costs and results (including growth prospects in particular regions), plans, impact of governmental regulations, litigation outcomes and timetables, the successful integration of acquisitions and joint ventures into our group and objectives of management for future operations, may be deemed to be forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to have been correct. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future e vents or otherwise. Important factors could cause actual results to differ materially from our expectations including, without limitation, changes in general economic, political or commercial conditions, foreign exchange rate fluctuation, interest rate fluctuations, competitive product and pricing pressures, the impact of excise tax increases, regulatory developments, the uncertainties of litigation, difficulties in integrating acquisitions and joint ventures, production or distribution disruptions, difficulty in managing growth, declining demand for tobacco products, increasing dependence on sales in the CIS, changes in the supply of tobacco and non payment of receivables by our distributors as well as other uncertainties detailed from time to time in Gallaher's filings with the US Securities and Exchange Commission. The risks included here are not exhaustive. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for us to predict all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

Investors should also be aware that while we do, from time to time, communicate with securities analysts, it is against our policy to disclose to them any material non-public information or other confidential commercial information. Accordingly, investors should not assume that we agree with any statement or report issued by any analyst irrespective of the content of the statement or report. Furthermore, we have a policy against issuing or confirming financial forecasts or projections issued by others. Thus, to the extent that reports issued by securities analysts contain any projections, forecasts or opinions, such reports are not our responsibility.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

Part I

ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A	Directors and Senior Management

This section is not applicable.

B	Advisers

This section is not applicable.

C	Auditors

This section is not applicable.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE

A	Offer Statistics

This section is not applicable.

B	Method and Expected Timetable

This section is not applicable.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

ITEM 3 KEY INFORMATION

A	Selected Financial Information

In 2002 we changed our accounting policy for the treatment of pension costs, deferred tax and certain sales incentive transactions. Full details can be found in note 1 to the financial statements included in this Annual Report. In accordance with the requirement to provide comparative information, we have provided three years of restated profit and loss data in the financial statements included elsewhere in this document.

During 2002 the Accounting Standards Board (“ASB”) delayed the mandatory implementation of a new accounting standard for Retirement Benefits (“FRS 17”) in order to allow UK and international standards boards an opportunity to agree how to converge their different approaches. However, the ASB continues to encourage UK companies to voluntarily adopt FRS 17. We regard the new standard to be superior to the current standard, SSAP 24 “Accounting for Pension Costs”. Accordingly, we have voluntarily adopted FRS 17 in 2002 and our results for fiscal 2001 and 2000 have been restated.

We have also fully adopted a new standard for accounting for deferred taxation (“FRS 19”). The impact has not been material and has not required the restatement of comparative information.

To bring our practices in line with a recently introduced standard in the United States, certain sales related incentive costs, previously included within marketing expenditure, are now charged against turnover. This has no impact on operating profit but does slightly increase margins. All of the turnover and net turnover provided below have been restated accordingly.

We have changed the way in which we present our segmental information in 2002 to reflect the international nature of our business and as such have reclassified our segmental results for 2001 and 2000. Prior to 2000, all International business, was included within our International results. The remainder of the Rest of World and our CIS segments were not material to our operations in 1998 and 1999.

During the year ended 31 December 2001 we acquired Austria Tabak. The financial information disclosed below includes the results of Austria Tabak since 23 August 2001, the date of acquisition. This affects the comparability of financial data between periods.

In addition, since the acquisition of Austria Tabak certain revenue and cost items have been reclassified. Now, only excise duties paid by our companies are taken into account when calculating net turnover, which is used to calculate margins. Following a change in German statutory reporting requirements, our associate Lekkerland-Tobaccoland now only recognises in turnover the commission it earns as an agent on the sale of telephone cards, whereas previously the full value of these sales were recorded in turnover, with the difference between the sales value and the commission retained by Lekkerland-Tobaccoland recorded as a cost of sales.

You are requested to read the data in conjunction with our financial statements, the notes to the financial statements and “Item 5. Operating and Financial Review and Prospects”.

We prepare our financial statements in accordance with UK GAAP, which differs in certain respects from US GAAP. A description of the significant differences, and reconciliations of net income and shareholders’ equity, are set out in note 32 of the notes to the financial statements.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

Selected Financial Data

UK GAAP	Year ended 31 December

	2002(a)	2002	2001	2000	1999	1998

Operating Data			(restated)	(restated)	(restated)	(restated)
	$m	£m	£m	£m	£m	£m
Turnover (including duty) (b)
Continuing operations:
UK	5,989	3,720	3,685	3,665	3,682	3,630
International					629	596

Continental Europe	6,277	3,899	1,339	271	–	–
CIS	533	331	261	86	–	–
Rest of World	760	472	434	405	–	–

	13,559	8,422	5,719	4,427	4,311	4,226

Turnover (excluding duty)
Continuing operations:
UK	955	593	605	681	692	672
International	–	–	–	–	237	237

Continental Europe	3,743	2,325	805	150	–	–
CIS	452	281	226	77	–	–
Rest of World	196	122	103	104	–	–

	5,346	3,321	1,739	1,012	929	909

Operating profit (c)
Continuing operations:
UK	453	281	298	339	347	324
International	–	–	–	–	73	66

Continental Europe	238	148	75	54	–	–
CIS	52	32	20	(1)	–	–
Rest of World	70	44	46	34	–	–
Exceptional cost of sales	–	–	(12)	–	–	-
Other exceptional items (c)	–	–	–	–	(4)	–

	813	505	427	426	417	390

Profit on ordinary activities after taxation	418	259	246	252	241	218
Equity minority interests	(7)	(4)	(6)	–	–	–

Profit for the financial year (d)	411	255	240	252	241	218

UK GAAP	Year ended 31 December

	2002(a)	2002	2001	2000	1999	1998

			(restated)	(restated)	(restated)	(restated)
Operating Data (continued)
Earnings per share:
Basic (e)	63.3c	39.3p	38.1p	39.9p	36.1p	31.6p
Diluted (f)	62.9c	39.1p	38.0p	39.8p	36.0p	31.5p
Dividends per share (g)	44.4c	27.55p	25.45p	23.75p	22.25p	20.50p

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

UK GAAP	Year ended 31 December

	2002(a)	2002	2001	2000	1999	1998

Balance Sheet Data	$m	£m	£m	£m	£m	£m
Current assets	2,174	1,350	1,203	942	879	1,910
Net current assets (h)	169	105	36	263	106	495
Long term debt	3,853	2,393	2,342	1,381	825	1,180
Total assets	5,526	3,432	3,248	1,512	1,229	2,221

Net liabilities/assets	(543)	(337)	(321)	(463)	(492)	(501)

US GAAP	Year ended 31 December

	2002(a)		2002		2001		2000		1999		1998

					(restated)		(restated)		(restated)		(restated)
Operating Data	$m		£m		£m		£m		£m		£m
Continuing operations:
Net sales	13,559		8,422		5,719		4,427		4,311		4,226
Operating profit	913		567		414		443		417		385
Income	512		318		235		254		242		203
Minority interest	(6)		(4)		(6)		–		–		–
Net income (i)	506		314		229		254		242		203

Basic earnings per share:
Net income (j)	78.2	c	48.6	p	36.5	p	40.1	p	36.2	p	29.5	p
Continuing operations(j)	78.2	c	48.6	p	36.5	p	40.1	p	36.2	p	29.5	p
Basic earnings per ADS – net income (i)	$3.13		194.3	p	146.0	p	160.4	p	144.8	p	118.0	p
Diluted earnings per share (j)	77.9	c	48.4	p	36.4	p	40.0	p	36.0	p	29.4	p
Diluted earnings per ADS (j)	$3.12		193.6	p	145.6	p	160.0	p	144.0	p	117.6	p

US GAAP	Year ended 31 December

Balance Sheet Data	2002(a)	2002	2001	2000	1999	1998
	$m	£m	£m	£m	£m	£m

Total assets	5,743	3,543	3,479	1,711	1,332	2,335
Equity shareholders’ (deficit)/funds	(270)	(168)	(137)	(370)	(320)	(335)

Notes

(a)	The pound sterling amounts presented for the year ended 31 December 2002, and as that date, have been translated into US dollars at the rate of $1.610 to the pound sterling, which was the noon buying rate in New York City on 31 December 2002.

(b)	Turnover represents amounts charged to external customers for goods sold, services supplied and licence fees, and includes excise duties paid by group companies but not VAT or its equivalent. Sales and marketing incentives paid to distributors and vendors of the group’s products are deducted from turnover.

(c)	Operating profit represents turnover less cost of sales, duty and all expenses (including exceptional items) and excluding net interest, investment income and taxes. For clarity we have disclosed exceptional items separately.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

(d)	Profit for the financial year represents net income.

(e)	Basic earnings per equity share are calculated on the profit on ordinary activities after taxation, divided by the weighted average number of ordinary shares assumed to be in issue during the year (2002: 648,353,822 shares, 2001: 628,016,400 shares, 2000: 632,768,855 shares, 1999: 668,631,801 shares, 1998: 688,377,666 shares).

(f)	Diluted earnings per equity share are calculated on the profit on ordinary activities after taxation, divided by the weighted average number of ordinary shares assumed to be in issue during the year plus potentially dilutive share options (2002: 650,670,025, 2001: 629,895,777 shares, 2000: 633,966,583 shares, 1999: 670,584,665 shares, 1998: 690,320,327 shares).

(g)	Dividends per equity share are calculated on total dividends, divided by the number of shares reported in note (e) above.

(h)	Net current assets is equivalent to working capital.

(i)	For a reconciliation of net income between UK GAAP and US GAAP for each of the three years in the period ended 31 December 2002, see note 32 of the notes to the financial statements.

(j)	Basic earnings per equity share under US GAAP are calculated on the net income for the year divided by the weighted average number of ordinary shares assumed to be in issue during the year (See note (e) above). Each ADS represents four ordinary shares. The amounts shown are in cents (“c”) and pence (“p”).

Diluted earnings per equity share under US GAAP are calculated on the net income for the year divided by the weighted average number of ordinary shares assumed to be in issue during the year plus potentially dilutive share options (See note (h) above). Each ADS represents four ordinary shares. The amounts shown are in cents (“c”) and pence (“p”).

Exchange rates

The following table sets out the exchange rates between the pound sterling and US dollar for the periods shown. We have used the noon buying rates in New York City for cable transfers in foreign currencies, as announced for customs purposes by the Federal Reserve Bank of New York.

	Year ended 31 December
US dollars per £1.00
	2002	2001	2000	1999	1998

	$	$	$	$	$
Exchange rate at end of period	1.610	1.455	1.494	1.612	1.664
Average exchange rate for period*	1.504	1.438	1.514	1.615	1.660
Highest exchange rate during period	1.610	1.505	1.652	1.670	1.718
Lowest exchange rate during period	1.408	1.373	1.400	1.553	1.615

*	The average exchange rate for the period is calculated by using the average of the noon buying rates on the last business day of each month during the period.

The highest and lowest rates for the last six months for US dollars per £1.00 were:

	High	Low

November 2002	1.59	1.55
December 2002	1.61	1.57
January 2003	1.65	1.60
February 2003	1.65	1.58
March 2003	1.60	1.56
April 2003	1.60	1.55

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

The exchange rate at 30 April 2003 was 1.60.

We make no representation that the pound sterling amounts actually represent such dollar amounts or that such amounts have been or could be converted into dollars at such rate or any other rate. We do not use these rates in the preparation of our financial statements.

Fluctuations in these rates in the past are not necessarily indicative of fluctuations that may occur in the future. Translations contained in this Annual Report do not constitute representations that:

(a)	The stated pound sterling amounts actually represent the stated US dollar amounts or vice versa; or

(b)	The amounts could be or could have been converted into US dollars or pounds sterling, as the case may be, at any particular rate.

Use of EBITA, EBITDA and Adjusted EPS as performance measures

We believe earnings before interest, tax, amortisation and exceptional items (EBITA) to be a useful performance measure for our business as it allows our investors to more easily identify underlying earning trends in our business. EBITA is a widely used measure of financial performance in the tobacco sector and is commonly used by analysts when discussing performance. However, EBITA is not a defined term under UK generally accepted accounting principles (GAAP) and may not therefore be comparable with similarly titled profit measurements reported by other UK companies. It is not intended to be a substitute for or superior to standard UK GAAP measurements of profit.

We believe that in certain circumstances earnings before interest, tax, depreciation, exceptional items and amortisation (EBITDA) is a useful measure of the cash generation of a business. EBITDA is a widely used measure of financial performance in the tobacco sector and is commonly used by analysts when discussing performance. It is also commonly used by credit rating agencies when discussing debt covenant compliance where it forms the basis of such debt covenants. Our debt covenants include debt covenants based on EBITDA measures. However, EBITDA is not a defined term under UK Generally Accepted Accounting Principles (GAAP) and may not therefore be comparable with similarly titled profit measurements reported by other companies. It is not intended to be a substitute for or superior to standard UK GAAP measurements of profit or cashflow.

We also believe that exceptional items can distort the underlying operating trends of our business and as such discuss them separately when they arise. We believe this approach gives the user of our accounts greater transparency.

All of the factors discussed in the context of our EBITA performance also affect the closest UK GAAP measure “Total Operating Profit” in an equal fashion. Where we have used EBITA to discuss our performance we have also discussed the impact on operating profit, which is, with the exception of amortisation and certain exceptional items, directly comparable.

EBITA represents earnings in the context of adjusted earnings per share. Movements in adjusted earnings per share is used by the remuneration committee to assess the eligibility of senior management for certain performance related rewards.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

Reconciliation of Non-GAAP Financial Measures

Reconciliation of Total Operating Profit to Earnings before Interest, Tax, Exceptional Items and Amortisation (EBITA)

	2002

	Before
	amortisation of
	intangible assets	Amortisation		Total
	and exceptional	of intangible	Exceptional	operating
	cost of sales	assets	cost of sales	profit
	(EBITA)
	£m	£m	£m	£m
UK	283	(2)	–	281
Continental Europe	213	(65)	–	148
CIS	42	(10)	–	32
Rest of World	44	-	–	44

	582	(77)	–	505

	2001

	Before
	amortisation of
	intangible assets	Amortisation		Total
	and exceptional	of intangible	Exceptional	operating
	cost of sales	assets	cost of sales	profit
	(EBITA)
	£m	£m	£m	£m
UK	299	(1)	–	298
Continental Europe	97	(22)	–	75
CIS	30	(10)	–	20
Rest of World	46	–	(12)	34

	472	(33)	(12)	427

	2000

	Before
	amortisation of
	intangible assets	Amortisation		Total
	and exceptional	of intangible	Exceptional	operating
	cost of sales	assets	cost of sales	profit
	(EBITA)
	£m	£m	£m	£m
UK	341	(2)	–	339
Continental Europe	59	(5)	–	54
CIS	3	(4)	–	(1)
Rest of World	34	–	–	34

	437	(11)	–	426

Reconciliation of Total Operating Profit to Earnings before Interest, Tax, Depreciation, Exceptional Items and Amortisation (EBITDA)

	2002	2001	2000
	£m	£m	£m
Total Operating Profit	505	427	426
Depreciation and amortisation of fixed assets	149	83	45
Exceptional cost of sales		12	–

EBITDA	654	522	471

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

Reconciliation of Basic Earnings per Share to Adjusted Earnings per Share

	2002	2001	2000
Earnings per share:	Pence	Pence	Pence
Basic	39.3	38.1	39.9
Adjustment for exceptional cost of sales (net of tax at 30%)	–	1.4	–
Adjustment for exceptional finance charges (net of tax at 30%)	–	2.1	–
Adjustment for intangible asset amortization – acquisition goodwill	11.9	5.3	1.6

Adjusted	51.2	46.9	41.5

Diluted	39.1	38.0	39.8

	2002	2001	2000
Earnings:	£m	£m	£m
Basic	255	240	252
Adjustment for exceptional cost of sales (net of tax at 30%)	–	9	–
Adjustment for exceptional finance charges (net of tax at 30%)	–	13	–
Adjustment for intangible asset amortization – acquisition goodwill	77	33	11

Adjusted earnings	332	259	263

	2002	2001	2000
Weighted average number of shares:
Ordinary shares in issue	650,514,242	630,119,372	634,726,766
Shares held by employee share trusts	(2,160,420)	(2,102,972)	(1,957,911)

Shares used in the calculation of basic and adjusted earnings per share	648,353,822	628,016,400	632,768,855
Potentially dilutive share options	2,316,203	1,879,377	1,197,728

Shares used in the calculation of diluted earnings per share	650,670,025	629,895,777	633,966,583

B	Capitalisation and Indebtedness

This section is not applicable.

C	Reasons for the Offer and Use of Proceeds

This section is not applicable.

D	Risk Factors

Investors in our company should be aware of a number of risk factors that could prevent us from achieving our stated goals, various of which are set out below. We are subject to the same risks as any other multinational business organisation doing business in developing countries, including changes in general economic conditions, political instability and the impact of any unforeseen natural disasters.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

•	Integration of acquisitions and joint ventures

Acquisitions and joint ventures will continue to be a component of our business strategy and we intend to achieve the anticipated benefits of such transactions when they arise. However, failure to adequately manage the integration processes and coordinate the strategies of such entities with our own could affect our operating profit.

•	Reliance on tobacco supply

Tobacco is the most important raw material in the manufacture of tobacco products. We are not directly involved in the cultivation of tobacco leaf. As with other agricultural commodities, the price of tobacco leaf tends to be cyclical, with imbalances in supply and demand influencing future production levels. Different regions also experience variations in weather patterns, which may affect crop quality. Political unrest in any of the countries where tobacco leaf is cultivated (as currently occurring in Zimbabwe) could also significantly increase the price of these materials. Presently this situation is not materially affecting our average tobacco cost and in general terms, the effect of price fluctuations on our operating performance may be limited by the geographic spread of our tobacco leaf sources and by our policy of holding approximately one year’s inventory of tobacco leaf. However, any significant change in tobacco leaf prices could affect our operating profit.

•	Increased regulation of the tobacco industry

The tobacco market in developed economies is subject to significant regulatory influence from governments. These include:

	a)	the levying of substantial tax and duty charges;

	b)	the imposition of restrictions on advertising and marketing;

	c)	the display of larger and pictorial health warnings and statements of tar, nicotine and CO smoke yields on packaging;

	d)	regulations on the tar, nicotine and smoke yields of cigarettes;

	e)	the effect of other EU regulations relating to the manufacturing, presentation and sale of tobacco products.

	f)	increased restrictions such as the prohibition of smoking in many public places; and

	g)	changes in duty paid allowances.

Partly because of these measures, unit sales of tobacco products in certain of our principal markets have declined in recent years and we expect this trend to continue. Any significant decrease in demand for our products could significantly affect our operating profit.

•	Regulations on tobacco marketing could significantly reduce our ability to compete and therefore have an adverse effect on our sales and operating profit

Advertising, promotion and brand building continue to play a key role in our business, with significant expenditure on programmes to support key brands and to develop our performance in markets for new brands and brand extensions. Within the European Union, a Directive on the approximation of the laws, regulations and administrative provisions of the EU Member States concerning the manufacture, presentation and sale of tobacco products was adopted in June 2001 and is currently being implemented into EU Member States’ national law. In the UK, the Tobacco

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

Advertising and Promotion Act was adopted in November 2002, which prohibits the advertising and promotion of tobacco products including billboards, press, and free distribution of samples from February 2003, and in-pack promotion schemes from May 2003. The Tobacco Advertising and Promotion Act also provides for a ban on sponsorship by tobacco companies from July 2003, although transitional provisions allow an exemption for ‘exceptional global events’ until July 2005. Point of sale advertising and brand sharing regulations are expected to be published shortly.

We will use the full range of advertising and sponsorship opportunities allowed to us for as long as these are available and will continue to explore other methods through which we can continue to advertise, promote and build our brands. We do not know what impact regulations may have on our advertising, promotion and sponsorship in our key markets. It is possible that the present regulations and any further regulations may have a material adverse affect on our ability to advertise, promote and build our brands and to promote and introduce new brands and products and thus materially adversely affect our sales and operating profit.

This important risk factor is discussed further in the regulation section in “Item 4B. Business Overview” of this Annual Report.

•	Excise tax increases reduce sales volumes

Governments in markets where we operate have imposed considerable excise taxes on tobacco products, and have indicated that these will continue to increase. The continuing impact of price increases in these markets, principally due to substantial duty increases in recent years, has resulted in:

	a)	pressure on margins;

	b)	reduced annual industry volumes;

	c)	greater price competition;

	d)	accelerated trading down by consumers to lower price cigarette brands;

	e)	increased legitimate cross border trading;

	f)	a growth in smuggled trade arising from differences in excise taxes between markets; and

	g)	counterfeit growth.

These changes have affected us, and are expected to continue to affect us, in the premium sector of the UK cigarette market. We have, in particular, been impacted by the UK Government’s policy of maintaining duty levels in excess of the duty levels of continental Europe. This has led to the illegal smuggling of cigarettes into the UK. Because of this growing black market, our UK sales have been reduced. The entry of new states into the European Union could also exacerbate the issue of price differentials provoked by different duty structures in adjacent markets. Continuation of any of these trends would adversely affect our operating profit.

•	We may be adversely affected by the declining demand for tobacco products

Markets for tobacco products, including cigarettes, have been generally declining since the 1970s. For example total UK duty paid cigarette consumer sales over the fiscal periods 1993 to 2000 fell approximately 34% and, in fiscal 2001, the UK duty paid cigarette market declined by approximately 5% based on unit sales. In 2002, although the market remained broadly stable for the first nine months, an increase in the indicative allowance for travellers returning from the EU (i.e., the amount of tobacco products that may be imported by an individual on any single entry) resulted in a further small decline to the end of the year. This adverse trend has been encouraged by consistent and substantial increases in the excise duty on tobacco products, increasing governmental regulation, government-funded anti-smoking campaigns and heightened public awareness of smoking-related health concerns.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

Any future substantial decline in duty paid sales, particularly in the UK market, could have a materially adverse effect on our operating profit.

•	Increasing dependence on sales in the Commonwealth of Independent States

We continue to substantially increase our sales in Russia and other members of the Commonwealth of Independent States. The economic conditions in these countries have in the past suffered from substantially depressed economies, devaluation of currencies and an unstable political and commercial environment. Any deterioration in the current conditions may affect the profitability of our operations in these countries.

•	Highly competitive business

We must compete with other tobacco companies whose business plans and objectives may be similar to ours. Our principal competitors are Philip Morris International, British American Tobacco Plc, Japan Tobacco International, Imperial Tobacco Group Plc and Altadis Group S.A. Some of these companies have greater resources than we have. Competition from these companies, and from other local manufacturers, could lead to unfavourable product competition and pricing pressure on our products.

•	Potential credit risk with our distributors

In certain of our markets we make the majority of our sales to small numbers of independent distributors. This can mean that we have large credit exposures with a relatively limited number of customers. Whilst we have robust credit control procedures in place throughout our business, the failure of one of these customers to pay the receivable due to us could have a material effect on our operating profit and on the cash flow of our business. In addition, our business relationship with certain international distributors is governed by our international trading policy, which regulates selling practices and has been developed in co-operation with the UK customs authorities. Whilst we closely monitor adherence to this policy, a material breach by a distributor could require us to discontinue trade, which could have a material effect on our operating profit and cashflow.

•	Risks to our factories

Our production capacity is generated from a few factories strategically located to supply markets geographically near those factories. Accordingly, a significant disruption in any of these factories may have a material adverse effect on the production and distribution of our tobacco products and therefore on our operating results. Whilst we have the ability to produce different products in different factories the lead time to transfer to an alternative location and the corresponding difficulty in arranging distribution could cause a financial loss to our business.

•	Currency fluctuations affect our financial reporting and debt levels

Our financial statements are prepared in accordance with UK GAAP, and are stated in pounds sterling. As a result our financial reporting could be adversely affected by currency fluctuations, such as a significant increase in the value of the pound sterling against the currencies in which our turnover is denominated for example, the euro and the US dollar. As at 31 December 2002, approximately 39% of our net debt was denominated in pounds sterling and 49% in the euro. Accordingly, our financial results are exposed to gains or losses arising from fluctuations in pound sterling and euro exchange rates. We are also exposed to currency risk when our expenses are in a currency other than the currency used for the sale of our products.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

•	We are exposed to interest rate fluctuations

We are exposed to fluctuations in interest rates on our net debt. In order to manage the impact of adverse variations in interest rates on our profits, we borrow at fixed and floating rates of interest and, where necessary, use interest rate derivatives to maintain a target level of fixed interest rate cover in the current and subsequent two years of between 25% and 75% of the level of core debt. There can be no assurance that the use of derivatives will protect us from interest rate fluctuations.

For additional information about our exposure to interest rate fluctuations, please see Item 11: “Qualitative and Quantitative Disclosures about Market Risk.”

•	Difficulty in managing growth

Part of our business strategy is to pursue growth in new and existing markets. Our ability to achieve our planned growth depends on a number of factors, including:

	1.	our ability to hire and train management and other employees;

	2.	the adequacy of our financial resources; and

	3.	our ability to compete in existing markets and identify new markets in which we can successfully compete.

We will also need to adapt our operating systems to accommodate the expanded operations. Such planned expansion may not be achieved or we may not be able to successfully manage the expanded operations. Failure to manage such growth effectively could adversely affect our financial condition, the results of our operations and our prospects.

•	Adverse litigation results could reduce profits

There are a number of instances where litigation proceedings, hearings or claims are pending or threatened against us. To date, there has been no recovery of damages against any of our companies in any action alleging that our tobacco products have resulted in human illnesses. It is not possible to predict the outcome of the pending litigation. We believe that there are meritorious defences to these actions and claims and that the pending actions will not have a material adverse effect upon the results of our operations, our cash flow or our financial condition. There can be no assurance that:

	a)	favourable decisions will be achieved in the proceedings pending against us;

	b)	additional proceedings will not be commenced in the UK or elsewhere against us;

	c)	we will not incur damages; or

	d)	if we incur damages, such damages will not have a material impact on our operating performance or financial condition.

Regardless of the outcome of the pending litigation, the costs of defending these actions and claims could be substantial and will not be fully recoverable from the plaintiffs, irrespective of whether or not we are successful.

There are some additional risks related to the securities markets and ownership of our ordinary shares and ADS, including the following:

•	The price of our ADSs and the US dollar value of any dividends will be affected by fluctuations in the pound sterling/US dollar exchange rate

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

Our ADSs trade in US dollars. Therefore, a decline in the value of the pound sterling against the US dollar would reduce the value of our ADSs as reported in US dollars. This could adversely affect the price at which the ADSs trade on the US securities markets. Any dividend we might pay in the future will be denominated in pounds sterling. A decline in the value of the pound sterling against the US dollar would reduce the US dollar equivalent of any such dividend.

•	The price of our ordinary shares and ADSs could be volatile, which could cause an investor to lose all or part of their investment

The market price for our ordinary shares and ADSs could be volatile and subject to fluctuations in response to a variety of factors, which could lead to losses for our shareholders and ADS holders. These factors include, but are not limited to, the following:

	a)	fluctuations in our operating results;

	b)	changes in earnings estimates by analysts;

	c)	announcements by us or our competitors relating to new products, brands or marketing campaigns, or relating to acquisitions, strategic partnerships or joint ventures;

	d)	regulations on the production, distribution or marketing of tobacco products;

	e)	additions or departures of key personnel;

	f)	potential litigation, particularly relating to actions which might be brought against us by parties seeking damages for ailments claimed to have resulted from tobacco use; or

	g)	press, newspaper and other media reports.

•	Because holders of ADSs do not hold their ordinary shares directly, they may be subject to the following additional risks relating to ADSs rather than ordinary shares:

	(a)	In the event of a fluctuation in exchange rates during any period of time when the depositary cannot convert pounds sterling into US dollars for purposes of a dividend or other distribution, an ADS holder may lose some of the dividend or distribution. There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, or that any such transaction can be completed within a specified time period.

	(b)	Upon receipt of a notice from us of a shareholders’ meeting, the depositary has agreed to provide the holders of ADSs registered on the books of the depositary with any materials that we have distributed, along with a notice as to how each registered ADS holder can instruct the depositary on the voting of the ordinary shares underlying that holder’s ADSs. We cannot guarantee that ADS holders will receive voting materials in time to instruct the depositary how to vote. It is possible that ADS holders, or persons who hold their ADSs through brokers, dealers or third parties, will not receive notice of a shareholders’ meeting or have the opportunity to exercise a right to vote at all.

	(c)	ADS holders may not receive copies of all reports from the depositary or us. An ADS holder may need to go to the depositary’s offices to inspect any reports issued.

	(d)	ADS holders may not receive all of the benefits of a holder of ordinary shares, such as rights to participate in any capital increase.

	(e)	Ourselves and the depositary may amend or terminate the deposit agreement without the consent of the ADS holders in a manner that could prejudice ADS holders.

•	The ability of an ADS holder to bring an action against us may be limited under English law

We are a public limited company incorporated under the laws of England and Wales. The rights of holders of ordinary shares and, therefore, many of the rights of ADS holders, are governed by

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

English law and by our Memorandum and Articles of Association. These rights differ from the rights of shareholders in typical US corporations. In particular, English law significantly limits the circumstances under which shareholders of English companies may bring derivative actions. Under English law generally, only our company can be the proper plaintiff in a proceeding in respect of wrongful acts committed against it. In addition, it may be difficult for a US holder to prevail in a claim against us under, or to enforce liabilities predicated upon, US securities laws.

•	A US holder of ADSs may not be able to enforce a judgment against some of our directors and officers

All of our directors and executive officers are residents of countries other than the United States. Consequently, it may not be possible for a US holder to effect service of process within the United States upon them or to enforce against them judgments of courts of the United States based on civil liabilities under the US securities laws. We cannot assure that a US holder will be able to enforce any judgments in civil and commercial matters against our directors or executive officers who are residents of the United Kingdom or other countries other than the United States. We also cannot assure that a US holder will be able to enforce any judgments under the US securities laws against our directors or executive officers who are residents of the United Kingdom or other countries other than the United States.

In addition, English or other courts outside the United States may not impose civil liability on our directors or executive officers in any original action based solely on the US securities laws brought against us or our directors in a court of competent jurisdiction in England or other countries outside the United States.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

ITEM 4     INFORMATION ON THE COMPANY

Registered Office and Group Headquarters

Gallaher Group Plc
Members Hill
Brooklands Road
Weybridge
Surrey KT13 0QU England

Telephone number: +44 (0)1932 859777
Facsimile number: +44 (0)1932 832792
Website: www.gallaher-group.com

Gallaher Group Plc is a public limited company, registered in England, and operates under the legislation of the United Kingdom of Great Britain and Northern Ireland. The registered company number is 3299793.

A	History and Development

Our business was established in 1857 in Londonderry for the manufacture of Irish Roll pipe tobacco, and we manufactured our first machine-made cigarettes at around the beginning of the 20th century. In the period up to 1950, we pursued a strategy of acquisitions.

In 1955, we acquired Benson & Hedges Limited, through which we acquired the right to use the Benson & Hedges trademark in the UK and the Republic of Ireland. In 1993, we acquired the right to use the Benson & Hedges trademark in other European countries, other than duty free markets.

In 1964, we identified a market opportunity for a branded mild cigarette and launched Silk Cut. The brand was developed through a series of successful advertising and promotional campaigns and is currently the leading low tar cigarette brand in the UK.

In the 1980s, we began to give greater focus to our international operations, particularly in continental western Europe. The acquisition in 1993 of the rights to the Benson & Hedges trademark in other European countries, other than duty free markets, supplemented our existing rights in the UK and the Republic of Ireland and significantly increased our presence in continental western Europe. We are continuing to develop our presence overseas by applying in our international markets the marketing expertise we have developed successfully over the years in the UK. More recently, we have established a position in emerging markets such as the CIS through the acquisition of Liggett-Ducat in Russia, a factory in the Ukraine (now part of our business Liggett-Ducat Ukraine) and the organic growth of our business in Kazakhstan. We have also launched brands in certain Asian markets.

The American Tobacco Company, a former subsidiary of Fortune Brands, became a 13% shareholder in Gallaher Limited in 1962 and that shareholding increased to 100% in 1975. Gallaher Limited was an indirect wholly owned subsidiary of Fortune Brands until Gallaher Limited was spun-off on 30 May 1997. Gallaher Group Plc, which was incorporated on 2 January 1997 and reregistered as a public limited company on 12 May 1997, was formed to acquire the business of Gallaher Limited as part of a reorganisation undertaken prior to this spin-off.

Our subsequent ability to raise funds in the capital markets has allowed us to begin following a strategy to transform ourselves from a successful UK and Irish player with a small export business to an international player with specific interests throughout Europe, CIS and Asia. The primary driver of our pursuit of this strategy has been through acquisitions, although we have also recently embarked on strategic joint ventures in specific markets detailed below.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

On 30 April 1999, we completed the purchase of part of the UK tobacco business of the R.J. Reynolds group of companies. The business acquired included the worldwide trademarks of Dorchester, excluding some Middle East countries, and Dickens & Grant. It excluded R J Reynold’s own-label business in the UK, though we are distributing the Camel and More brands in the UK.

On 4 August 2000, we acquired the Liggett-Ducat group of companies to spearhead our operations in the Commonwealth of Independent States.

On 22 August 2000, we acquired the Benson & Hedges and Silk Cut trademarks in certain European Union accession countries including Hungary, Poland, Slovakia, Slovenia, Latvia and the Czech Republic.

On 23 August 2001, we acquired 41.13% Austria Tabak AG from the Austrian Republic. Due to a tender offer for the remaining shares that closed on 27 September 2001 and the subsequent squeeze-out merger, our holding increased to 99.7% and shortly after the year end we obtained the remaining 0.3% in a squeeze-out merger to make the business a wholly-owned subsidiary. We raised debt and equity proceeds to finance this acquisition. The acquisition of Austria Tabak has enabled us to significantly expand our Continental European business.

On 10 December 2001, we acquired a factory from Reemtsma Cigarettenfabriken GmbH for a total consideration of £14.8m, including acquisition costs of £0.6m. This acquisition has enabled us to launch Liggett-Ducat Ukraine, a strategic venture to further our growth in the CIS.

In April 2002, we entered into a joint venture with Sampoerna International to launch a domestically manufactured Sobranie Classic brand in Malaysia. In addition, we entered in a joint venture in June 2002 with Sampoerna International to launch domestically manufactured S.T. Dupont Paris cigarettes in Russia.

In July 2002, we announced the formation of a joint venture with the R.J. Reynolds Tobacco Company in Continental Europe – initially in France, Spain, the Canary Islands and Italy – to manufacture, market and sell a limited portfolio of “American blend” cigarette brands. Certain markets are excluded from this agreement, including Austria. We have licensed Benson & Hedges American Blend and Benson & Hedges Red to the joint venture company, R.J. Reynolds – Gallaher International SARL, and the R.J. Reynolds Tobacco Company has licensed Reynolds, a new American Blend. We have entered into sales distribution, marketing and manufacturing agreements with the joint venture.

We gained the manufacturing capability to enter the Swedish snuff market through the acquisition of Gustavus, a local producer of both loose and portioned snuff in July 2002. The Gustavus brand has an approximate 1% share of the Swedish snuff market.

We are strengthening our position in China and have formed a joint project team with Shanghai Tobacco for the proposed on-shore manufacture and distribution of a Gallaher brand in China, and the reciprocal production and distribution of a Chinese brand in Russia. In January 2003, we bought the business of our third party representative agent – Gold Bond – in China, for a not material sum in cash.

On 28 February 2003, we signed a purchase contract to acquire KT Merkury, a domestic Polish cigarette manufacturer in order to strengthen our position in the Polish market. KT Merkury’s brands, which include Strong and Viva, have a 2% market share in Poland. This acquisition is still awaiting regulatory approval.

Please see Item 5 “Operating and Financial Review and Prospects – Liquidity and Capital Resources – Capital expenditure and financial investment” for a discussion of our significant capital expenditures.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

B	Business Overview

Introduction

We are one of the largest international manufacturers of tobacco products in the world. We manufacture and market a wide range of cigarettes, cigars and hand rolling and pipe tobacco products. We operate primarily in the United Kingdom, Continental Europe, the Commonwealth of Independent States and the Republic of Ireland. We are also involved in the distribution of tobacco and other products in certain markets in Continental Europe as a result of our acquisition of Austria Tabak.

The following table shows our approximate market positions and market shares for our principal products in the primary countries in which we operate (in certain markets where this information is not available this is denoted by N/a in the table):

UK	Market position	Market share in 2002
Cigarette	2nd	37.7%
Cigar	1st	46.3%
Hand rolling tobacco	2nd	31.6%
Pipe tobacco	1st	49.1%

Austria	Market position	Market share in 2002
Cigarette	1st	48.6%
Cigar	2nd	20.5%
Hand rolling tobacco	1st	41.1%
Pipe tobacco	1st	47.9%

Germany	Market position	Market share in 2002
Cigarette	4th	7.3%
Cigar	N/a	1.4%

Sweden	Market position	Market share in 2002
Cigarette	1st	41.4%

Russia	Market position	Market share in 2002
Cigarette	4th	13.3%

Kazakhstan	Market position	Market share in 2002
Cigarette	2nd	20.4%

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

Ireland	Market position	Market share in 2002
Cigarette	1st	50.7%

Ukraine	Market position	Market share in 2002
Cigarette	5th	7.5%

Principal Markets

Our operations are organized into the following principal markets: the United Kingdom, Continental Europe, the Commonwealth of Independent States and the Rest of World, which includes our operations in the Republic of Ireland.

Historically, we have focused our business principally in the UK and Ireland, although with the acquisition of Liggett-Ducat and Austria Tabak and our continuing international development this balance has shifted as the turnover data provided demonstrates.

	2002	2002	2001(a)	2000(a)

Operating Data	$m	£m	£m	£m
Turnover (including duty)
Continuing operations:
UK	5,989	3,720	3,685	3,665
Continental Europe	6,277	3,899	1,339	271
CIS	533	331	261	86
Rest of World	760	472	434	405

	13,559	8,422	5,719	4,427

Turnover (excluding duty)
Continuing operations:
UK	955	593	605	681
Continental Europe	3,743	2,325	805	150
CIS	452	281	226	77
Rest of World	196	122	103	104

	5,346	3,321	1,739	1,012

(a)	The comparative figures for 2001 and 2000 have been restated for the changes in accounting policy discussed in Item 3.

United Kingdom

In the United Kingdom, we manufacture and market a wide range of cigarettes, cigars and hand rolling and pipe tobacco products. We have the leading market position in the cigar and pipe tobacco product markets, and the second-leading position in the cigarette and hand rolling tobacco product markets.

We sell our cigarettes in the UK under various brand names and compete in the premium, mid-price and value sectors. Our Benson & Hedges Gold brand is the leading premium brand cigarette in the premium market sector with a share of 9.3% in 2002. Our share of the premium segment overall in 2002 was 49.8%. Our Mayfair house had an overall market share of 8.3% and has a commanding presence in the value sector. In February 2003 we launched a new reduced-tar brand, Benson & Hedges Silver. We also sell our cigarettes under other brand names, such as Silk Cut, Dorchester and Sterling.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

We have a commanding lead of the UK cigar market with a 46.3% share of sales to consumers in 2002. We market our cigars in the UK under the Hamlet brand, which includes Hamlet, Hamlet Miniatures, Hamlet Miniatures Filter and Hamlet Aromatic. Hamlet has a 53.3% market share in the large whiff sector, while Hamlet Miniatures had a 31.7% market share in the growing small whiff sector in 2002.

We have a strong position in the hand rolling tobacco market, where our market share in 2002 was 31.6%. We sell hand rolling tobacco products in the UK under the Amber Leaf and Old Holborn brands. We also launched a new hand rolling tobacco brand, Mayfair, in February 2003 to build on the success of the Amber Leaf flip top pack and leverage the equity of the Mayfair cigarette brand. In addition, we achieved a 49.1% market share of the UK pipe tobacco market in 2002. Our position in this sector is underpinned by the leading pipe brand in the UK, Condor, together with Clan and Mellow Virginia. These brands occupy three of the four leading brand positions in the pipe tobacco sector.

Continental Europe

Our operations in Continental Europe are headquartered in Vienna, Austria and cover mainland Europe, including Austria, Germany, France, Italy, Spain, Sweden, Denmark, Greece, Poland, Central Europe, the Baltic Region and the Balkans. We mainly sell cigarettes in these markets, although we also sell tobacco products in some of these countries. In addition, we operate a distribution business in certain Continental European markets, which includes the sales of tobacco and non-tobacco products, such as food and pre-paid phone cards and sales through cigarette vending machines.

With our acquisition of Austria Tabak, cigarette volume sales totalled 45.7 billion sticks in Continental Europe in 2002. In Austria, we have a leading position in the cigarette market, with a 48.6% market share and sell our products under the Memphis and Milde Sorte brand houses, as well as under traditional local brands.

In Germany, we market our products primarily under the Benson & Hedges and Nil brand houses, and also maintain a leading position in the German generic cigarette sector. In Sweden, we have the leading position in the cigarette market, with a 41.4% market share, which is led by our Blend brand. We also sell snuff tobacco in Sweden using the Gustavus brand.

We also sell our cigarettes in France, Italy and Spain under the Benson & Hedges brands, as well as other local brands. We have also introduced a Reynolds American blend cigarette brand in these markets following the formation of our joint venture with R.J. Reynolds Tobacco Company.

In Greece, our cigarette market share is approximately 5%. We launched Odyssey, a new cigarette formulated specifically to appeal to local Greek smokers, in January 2003. Our share of the Greek hand rolling tobacco market is approximately 36.6%, and is led by sales of our Old Holborn brand and the launch of our Amber Leaf brand.

We also export our products to the Baltic region (Estonia, Latvia and Lithuania), Central Europe (Hungary, Czech Republic, Slovenia and Slovakia) and the Balkans (Romania, Serbia, Kosovo and Bosnia). We have a strong market position in Estonia, with a 23.4% market share. We have enhanced our position in Central Europe with the launching of the Benson & Hedges metal range in Hungary, the Czech Republic, Slovenia and Slovakia. Our sales in the Balkans have been driven by the success of our Memphis and Ronson brands.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

In Poland we own the rights to the Benson & Hedges, Silk Cut, LD and Sobranie brands and have signed a purchase contract to acquire KT Merkury, a domestic Polish cigarette manufacturer, in order to strengthen our position in the Polish market. KT Merkury’s brands, which include Strong and Viva, have a 2% market share in Poland.

We also have a distribution business in Continental Europe. In Austria and Germany, we sell tobacco and non-tobacco products, including food and pre-paid phone cards, through our Tobaccoland business and also operate a cigarette vending machine business in Germany. We have also signed a three-year contract with Philip Morris International to distribute that company’s brands in Austria through to the end of 2005. This distribution contract complements our contract manufacturing agreement.

The wholesale/distribution business is predominantly based in Austria and Germany with smaller operations in Estonia and Hungary. The wholesale and distribution systems within Continental Europe differ widely by country from the former monopoly markets such as Italy, Spain, Austria and France (characterised by a single dominant wholesaler often representing 100% of annual cigarette volumes) to unregulated markets such as Germany and Belgium, where multiple wholesalers service retailers.

Commonwealth of Independent States

Our operations in the Commonwealth of Independent States (CIS) market includes the countries comprising the former Soviet Union. Russia, Kazakhstan and the Ukraine are the most significant markets for us in this division, where we mainly sell cigarettes. We sold 74.3 billion sticks in the CIS market in 2002.

In Russia, where we sold 63.0 billion sticks in 2002, we had a retail market share of 13.3%. Our cigarettes compete predominantly in the low / intermediate price sectors, with brands such as LD and Troika, St George and Novost. We have an approximate 3.5% market share in the higher price sector.

We sold 5.8 billion sticks in Kazakhstan in 2002. Our cigarette sales in this market are predominantly in the higher and intermediate price sectors. We had a market share of 20.4% at the end of 2002. Our Sovereign brand is the leading cigarette in Kazakhstan, with a market share of 12.2%, and LD, which was launched in 2001, has a market share of approximately 5.1%. We also launched Sobranie Classic in early 2002.

In the Ukraine, our brands accounted for 7.5% of sales to consumers in 2002. We sold 5.5 billion sticks in the Ukraine, led by sales of our LD brand, which had a 3.3% market share by the end of 2002. Higher and intermediate price brands accounted for some 70% of our volume sales in this market.

Rest of World

Our operations in the Rest of World division includes those markets other than the UK, Continental Europe, and the Commonwealth of Independent States. The Republic of Ireland is the most significant market for us in this division, but also includes Asia Pacific, Africa and the Middle East. We sold 11.3 billion sticks in 2002 in our Rest of World operations.

In the Republic of Ireland, we have a leading position in the cigarette market, with a 50.7% market share. Our Benson & Hedges Gold brand is the leading brand in this market, with an 18.7% market share. We also have the leading position in the Irish cigar market, with a 72.9% market share.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

In Asia, we sold 345 million sticks, lead by sales of our Sobranie Classic brand in North East Asia and our Sobranie Pinks, Mints and Cocktail brands in Asian Duty Free markets. In December 2002, we launched Sobranie Pinks, Mints and Blues into Korea’s large slims market. We have also strengthened our network of relationships in the region and have formed a joint project team with Shanghai Tobacco for the proposed on-shore manufacture and distribution of a Gallaher brand in China, and the reciprocal production and distribution of a Chinese brand in Russia.

Our sales in Africa, the Middle East and Latin America totalled 7.5 billion sticks in 2002 and is driven by our Sovereign and Dorchester International brands. We also market our Ronson brand in West Africa.

Principal Brands

Our brands are key to our profitability and growth, and are among the market leaders in the cigarette, cigar, hand rolling tobacco and pipe tobacco sectors in the UK, the Republic of Ireland, Austria, Sweden, Greece, Estonia, Kazakhstan and Russia. We have established positions in other markets in Western Europe. Our ability to compete effectively with other companies depends, to a significant extent, on our ability to maintain the proprietary nature of our owned and licensed brands. If we were unable to maintain the proprietary nature of our brands with respect to our significant current or proposed products, our business could be materially adversely affected.

Our principal cigarette brands are:

UK

Benson & Hedges Mayfair Silk Cut Berkeley Dorchester Sovereign Club Sterling

Austria

Memphis Milde Sorte

Sweden

Blend Right Level John Silver

France

Benson & Hedges Reynolds

Germany

Nil Milde Sorte Silk Cut

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

Greece

Benson & Hedges Silk Cut

Spain

Benson & Hedges Silk Cut Mayfair Reynolds

Russia

LD Prima Troika Novost St George

Kazakhstan

Sovereign LD State Line Sobranie

Ukraine

LD

Republic of Ireland

Benson & Hedges Silk Cut

Our principal cigar brand is Hamlet, including:

Hamlet Hamlet Miniatures Hamlet Reserve Hamlet Special

Our principal tobacco brands are:

Old Holborn and Amber Leaf (hand rolling tobacco) Condor (pipe tobacco)

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

Joint Ventures and Joint Arrangements

We have undertaken joint ventures with several partners. These are not yet material to our operations but have important strategic implications within our Eurasian vision. The most material of these is our arrangement with the RJ Reynolds Tobacco Company to manufacture a new American Blend product in Continental Europe.

In July 2002, we announced the formation of a joint venture with the R.J. Reynolds Tobacco Company in Continental Europe – initially in France, Spain, the Canary Islands and Italy – to manufacture, market and sell a limited portfolio of “American blend” cigarette brands. Certain markets are excluded from this agreement, including Austria. We have licensed Benson & Hedges American Blend and Benson & Hedges Red to the joint venture company, R.J. Reynolds – Gallaher International SARL and the R.J. Reynolds Tobacco Company has licensed Reynolds, a new American Blend. We have entered into sales distribution, marketing and manufacturing agreements with the joint venture.

In April 2002, we entered into a joint arrangement with Sampoerna International to launch a domestically manufactured Sobranie Classic brand in Malaysia. In addition, we entered into a joint arrangement in June 2002 with Sampoerna International to launch domestically manufactured S.T. Dupont Paris cigarettes in Russia. Neither of these arrangements have had a material impact on the performance of our business.

We are strengthening our position in China and have formed a joint project team with Shanghai Tobacco for the proposed on-shore manufacture and distribution of a Gallaher brand in China, and the reciprocal production and distribution of a Chinese brand in Russia. In January 2003, we bought the business of our third party representative agent – Gold Bond – in China, for a not material sum in cash.

Industry Overview and Competition

We operate in a highly competitive business in all of our operating jurisdictions. In 2001, the most recent year for which information is available, an estimated 5.3 trillion cigarettes were sold throughout the world, including approximately 710 billion in the EU. Demand has increased in the emerging markets of Eastern Europe, the Commonwealth of Independent States and Asia, but sales in Western Europe, including the UK, and North America have generally declined. We expect these trends to continue. Major international cigarette manufacturers are competing to establish their brands in these emerging markets.

There are significant differences between each of our principal markets due to:

•	duty structures;

•	distribution mechanisms;

•	the degree of government regulation; and

•	local preferences for tobacco blends in each market.

The principal western European markets are dominated by a limited number of established brands, whereas in certain of the Eastern European and Asian markets a proliferation of brands exists. In the CIS and Rest of World markets in which we operate, sales prices and profit margins are typically lower than those achieved in the UK and Western European markets.

United Kingdom

The legitimate UK market accounted for an estimated 55 billion cigarettes in 2002, according to the Tobacco Manufacturers Association, which made it the fifth largest market in Western Europe. We estimate that there are approximately 13.6 million adult smokers in the UK, with approximately 10 million being cigarette smokers. In 2002, the UK tobacco market had an estimated retail value, including excise duties and value added tax, of approximately £12 billion. Approximately £11 billion of this consisted of cigarette sales.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

The volumes of tobacco products sold in the UK have declined since the 1970s. Total cigarette consumer sales over the period from 1990 to 1999 fell by an average of 4% per annum. In recent years this trend has accelerated, with a decline in 1999 and 2000 of approximately 10%, reflecting an increasing trend for UK smokers to source their purchases from outside the legitimate market. This trend has slowed in 2001 and 2002, primarily a result of stricter border controls and customs activity. This decade has also seen increasing demand for cigarette brands with a lower tar content and greater competition between manufacturers based on pricing. The recent decision to increase the indicative limit of cigarettes for travellers returning from within the EU from 800 to 3200 (the amount of cigarettes deemed acceptable for personal consumption) is also expected to further increase the amount of tobacco product sourced outside of the UK.

There are some 250 brands of cigarette sold in the UK. However, the market is highly concentrated, with the five leading brand houses accounting for almost half of all cigarette sales. Our principal competitors in the UK market are Imperial Tobacco Group Plc, Philip Morris International and British American Tobacco Plc.

Continental Europe

With certain regional exceptions, tobacco consumption in Continental Europe consists principally of cigarettes, with a total estimated annual consumption of 842 billion cigarettes. Germany is the largest market, with an estimated annual consumption of 142 billion cigarettes, followed by Turkey (a market in which we do not have a significant presence) (116 billion), Italy (105 billion) and Spain (91 billion). The Western European markets have, until relatively recently, been broadly stable. However, consumer sales in recent years are beginning to decline and there is a greater degree of price competition.

Our principal competitors in the Continental European market are British American Tobacco Plc, Phillip Morris International, Japan Tobacco International, Altadis Group S.A.and Imperial Tobacco Group Plc. We compete on the basis of quality product and a range of brands and tobacco blends. We also seek to maintain brand loyalty.

Commonwealth of Independent States

Russia is the most significant market in our CIS division.

We estimate that there are around 46 million adult smokers in Russia. Over 99% of these individuals are cigarette smokers. In 2002, the cigarette market in Russia had an estimated retail value including excise duties and sales taxes of $4.1 billion. The volume of cigarettes sold in Russia remained stable between 1997 and 2002. However, the proportion of the market accounted for by higher priced filtered international brands has increased in association with economic growth and improved financial stability. There are around 450 cigarette brands sold in the Russian market. Leading international brands account for approximately 25% of volume sales. The remainder of volume sales are attributable to local brands.

We estimate that the total retail value of the Ukrainian and Kazakhstan tobacco markets in 2002 was $1 billion and $0.3 billion respectively. The volume of cigarettes sold in Ukraine increased by some 8% between 1997 and 2002. The volume of cigarettes sold in the Kazakhstan market increased by around 22% in the same period.

Our principal competitors in the CIS market are Philip Morris International, British American Tobacco Plc, Japan Tobacco International and Imperial Tobacco Group Plc. We compete on the basis of quality product and a range of brands and tobacco blends. We also seek to maintain brand loyalty.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

Rest of World

The principal market in our Rest of World segment is the Republic of Ireland

We estimate that there are 941 thousand adult smokers in the Republic of Ireland, with around 885 thousand being cigarette smokers. In 2002, the tobacco market in the Republic of Ireland had an estimated retail value including excise duties and sales taxes of some €1.9 billion. Around $1.8 billion of this consisted of cigarette sales. There are 65 cigarette brands sold in the Republic of Ireland. The market is highly concentrated with the five leading houses accounting for 78% of cigarette sales

Our principal competitors in the Republic of Ireland are P J Carroll & Company Limited, a subsidiary of British American Tobacco Plc, and John Player & Sons (Dublin) Limited, a subsidiary of Imperial Tobacco Group Plc. We compete on the basis of quality product and a range of brands and tobacco blends. We also seek to maintain brand loyalty.

Marketing, Sales and Distribution

Marketing and Sales

Advertising, promotion and brand building continue to play a key role in our business, with significant expenditure on programmes to support key brands and to develop markets for new brands and brand extensions. In international markets, advertising, promotion and brand building is carried out for our leading brands, such as Benson & Hedges, Silk Cut, Sovereign, Memphis, Milde Sorte, Blend and LD using locally developed advertising themes.

Our brand building activities also include the sponsorship by Benson & Hedges of the Jordan Formula One Grand Prix motor racing team. We believe that this involvement in such a high profile international sporting event provides benefits not achieved by domestic advertising alone.

Promotions at point of sale also form a significant element of our marketing strategy in all of our markets.

Within the European Union, in March 2003 a Directive on the approximation of the laws, regulations and administrative provisions of the EU Member States concerning the advertising and sponsorship of tobacco products was adopted. In the UK, the Tobacco Advertising and Promotion Act was adopted in November 2002, which prohibits the advertising and promotion of tobacco products including billboards, press, and free distribution of samples from February 2003, and in-pack promotion schemes from May 2003. The Tobacco Advertising and Promotion Act also provides for a ban on sponsorship by tobacco companies from July 2003, although transitional provisions allow an exemption for ‘exceptional global events’ until July 2005. Point of sale advertising and brand sharing regulations are expected to be published shortly.

We continue to use the full range of advertising and sponsorship opportunities allowed to us for as long as these are available.

We employ sales support staff throughout our markets and where we have expanded our business we have kept and utilised sales expertise specific to new markets. We also try to ensure the leveraging of skills and marketing techniques across our businesses and have a group marketing team to facilitate this.

Distribution

Other than in the German vending business we do not sell directly to consumers in any of our markets.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

In 2002, two distributors each accounted for more than 10%, and together 37%, of our sales in the UK. These two distributors serve as the primary distributors in our industry, including providing distribution services for our competitors. Due to the established presence of these two distributors throughout the industry we do not believe that there will be any interruption in their provision of distribution services for our products.

Distribution within the Continental Europe division is achieved through a combination of the distribution businesses owned or associated with the group and a network of third party distributors.

In 2002 in the CIS one customer accounted for approximately 75% of our sales in Russia. In Kazakhstan all of our sales are to a single distributor. Both of these distributors are well established in their respective markets and we do not believe that there will be any interruption in their provision of distribution services for our products.

Distribution in the Republic of Ireland and the Rest of World is primarily achieved through a network of third party carriers although there are certain markets where 100% of our sales are made to single distributors.

Manufacturing

Raw Materials

Our principal materials are tobacco leaf, additives, cigarette paper, acetate tow (for the production of cigarette filter tips), cardboard and other packaging materials, which are purchased from a number of suppliers. We are not unduly reliant on any one supplier and have not suffered any significant production losses as a result of an interruption in the supply of raw materials. We believe that the loss of any one supplier would not be material.

We purchase tobacco leaf from a number of world markets, principally Brazil, Zimbabwe, and southern Europe. We have a leaf buying office in Harare, Zimbabwe to support our sourcing operations.

As with other agricultural commodities, the price of tobacco leaf tends to be cyclical, with imbalances in supply and demand influencing future production levels. Different regions also experience variations in weather patterns, which may affect crop quality. Further, political unrest in any of the countries where tobacco leaf is cultivated as currently occurring in Zimbabwe could also significantly increase the price of these materials. Though the effect of price fluctuations on our operating performance may be limited by the geographic spread of our tobacco leaf sources and by our policy of holding approximately one year’s inventory of tobacco leaf, any significant change in tobacco leaf prices could affect our operating profit.

Production

The production of tobacco products is a process in which tobacco leaves are dried, cut and then blended before being packaged either into cigarettes, cigars or pipe and rolling tobacco. We use modern manufacturing processes and regularly update our machinery pool to ensure that the efficiency of our factories is amongst the best in the world.

We produce our tobacco products in the UK, the Republic of Ireland, Austria, Sweden, Russia, Kazakhstan and the Ukraine. The geographic spread of our manufacturing sites, particularly in emerging markets such as Russia, allows us to respond quickly to changes in market drivers and to operate efficient “in country distribution networks”. The use of multiple manufacturing locations also reduces the risk to supply in the event of a disaster at one of our sites and protects against potential tariff barriers.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

We have successfully integrated the expertise available to us from Austria Tabak and this has resulted in further operating efficiencies being derived across the whole group.

Seasonality

There is limited seasonal fluctuation in tobacco consumption; however there may be occasions when factors such as duty increases can impact on invoiced sales patterns from one interim period to another.

Regulation and litigation

We are subject to significant regulation in the majority of jurisdictions in which we operate. We believe that we are in compliance with in all material respects with applicable regulations.

Within the EU, a Directive on the approximation of the laws, regulations and administrative provisions of the EU Member States concerning the manufacture, presentation and sale of tobacco products was adopted in June 2001 and is currently being implemented into EU Member States’ national law. Its provisions include, amongst other matters, requirements that:

–
by December 2002, and annually thereafter, Member States require manufacturers and importers of tobacco products to submit to them a list of all ingredients, and quantities thereof, used in the manufacture of those tobacco products by brand name and type;

–
from October 2003, texts, names, trade marks and figurative or other signs suggesting that a particular tobacco product is less harmful than others shall not be used on the packaging of tobacco products marketed within the European Community;

–	from October 2003, each unit packet of cigarettes marketed within the EU (October 2005 for other tobacco products) must carry new and significantly larger health warnings on the front and back;

–
from January 2004, the smoke yield of cigarettes released for free circulation, marketed or manufactured in the EU Member States shall not be greater than: 10mg per cigarette for tar; 1mg per cigarette for nicotine; and 10mg per cigarette for carbon monoxide;

–
by January 2005, as regards cigarettes manufactured within, but exported from, the European Community, Member States may apply the smoke yield limits as provided in the Directive but shall, in any event, do so by 1 January, 2007 at the latest;

–
by December 2002, the Commission shall adopt rules allowing for the use of colour photographs or other illustrations to depict and explain the health consequences of smoking (this provision is not mandatory for all Member States but those that decide to introduce such ‘pictorial health warnings’ may do so from January 2004. These rules have not yet been issued);

–
Member States may also require tobacco manufacturers to carry out any other tests as may be required by the competent national authorities in order to assess the smoke yield of other substances produced by their tobacco products on a brand-by-brand-basis and type-by-type- basis and in order to assess the effects of those other substances on health, taking into account, inter alia, their addictiveness; and,

–
no later than December 2004, and every two years thereafter, the Commission will report on the application of the Directive and on a wide range of issues which should be reviewed or developed in the light of developments in the scientific and technical knowledge. Amongst other matters, this will include a proposal for a common list of ingredients.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

In March 2003, the EU adopted a Directive of the European Parliament and of the Council on the approximation of the laws, regulations and administrative provisions of the Member States relating to the advertising and sponsorship of tobacco products. Its provisions include the prohibition of tobacco advertising in the press and other printed publications, in radio broadcasting, in information society services and through tobacco related sponsorship, including the free distribution of tobacco products. Member States shall bring into force the laws, regulations and administrative provisions necessary to comply with this Directive by July 2005 at the latest.

Also in December 2002, the European Council adopted a Recommendation on the prevention of smoking and on initiatives to improve tobacco control. It recommends that Member States adopt appropriate legislative and/or administrative measures in accordance with national practices and conditions that include: restricting the access of tobacco sales to children and adolescents; prohibiting certain forms of advertising and promotion for tobacco products reaching children and adolescents; preventing the sale of cigarettes in packages of fewer than 19; providing adequate protection from exposure to environmental tobacco smoke; and obliging tobacco manufacturers to disclose their expenditure on tobacco advertising. Member States may decide whether or not to comply with this Recommendation.

In October 2001, the European Commission presented a draft Proposal for a European Parliament and Council Regulation concerning sales promotions in the Internal Market. In February 2003, the European Presidency made an amendment to the draft Regulation to prohibit ‘the use and communication of sales promotions’ in respect of tobacco products including discounts and free gifts. This draft Regulation is still under consideration but is expected to come into force in January 2005.

The 10 European countries which will join the EU in May 2004 (“Accession Countries”) must comply with the existing laws (‘acquis communitaire’) of the EU at the time of joining unless transitional arrangements have been previously agreed.

The World Health Organisation has adopted a draft treaty on the Framework Convention on Tobacco Control – a new legal instrument that may include tobacco advertising, illicit trade, tax and duty-free sales, packaging and labeling, liability and compensation and agricultural subsidies. The Convention is expected to be presented to the participating Member States for adoption between 19-28 May 2003.

In the UK, the Tobacco Advertising and Promotion Act was adopted in November 2002. The Act prohibits the advertising and promotion of tobacco products including billboards, press, and free distribution of samples from February 2003, and in-pack promotion schemes from May 2003. The Act also provides for a ban on sponsorship by tobacco companies from July 2003, although transitional provisions allow an exemption for ‘exceptional global events’ until July 2005. Point of sale advertising and brand sharing regulations are expected to be published shortly.

In the Republic of Ireland, the Public Health (Tobacco) Act was adopted in March 2002, giving wide-ranging powers to the Office of Tobacco Control. The Act also allowed for new regulations and controls on the sale and marketing of tobacco products and the smoking of tobacco products in public places. Parts of this Act were the subject of a legal challenge by Gallaher (Dublin) Ltd and other tobacco manufacturers. In January 2003, the Minister for Health and Children announced that he intended to repeal all but one of the provisions of the Act, as they had not been notified to the EU under the Technical Standards Directive. He has also indicated that he intends to notify the EU as appropriate and re-enact the relevant provisions. In the circumstances, the proceedings challenging the Act ended, with the Court awarding the companies bringing the challenge their costs. Nevertheless, the Irish Minister for Health and Children has anno! unced an intention to introduce regulations seeking to ban smoking in the workplace in the Republic of Ireland from January 2004, relying upon the one provision of the Act that is not to be repealed.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

In Germany, the government is introducing a law on the protection of young people, whereby the sale of tobacco products to persons under 16 years is prohibited. In addition, cigarettes from vending machines may only be bought through specially designed chip cards as of January 2007. Purchases of cigarettes will be allowed only where the cardholders are over 16 years old.

In Russia, a federal law on restrictions on the smoking of tobacco was introduced in January 2002. The legislation prohibits smoking in some public places; the sale of cigarettes to those under 18 years of age; and loose cigarettes or packs containing fewer than 20 cigarettes. Furthermore, from January 2003, the production and import of filter cigarettes with smoke yields exceeding 14mg of tar and 1.2mg of nicotine are prohibited; and tobacco products must display a general and rotational health warning and tar and nicotine smoke yields.

Tobacco Taxation

In February 2002, the EU adopted a Directive increasing the minimum excise rates on all tobacco products. The provisions also include the introduction of a minimum excise burden of €60 per thousand cigarettes on the most popular price category of cigarettes from 1 July 2002, increasing to €64 per thousand cigarettes in July 2006. For certain Member States, transitional periods to comply with the new cigarette rates are provided by the Directive.

EU Accession Countries will be required to implement significant duty increases in order to comply with the minimum cigarette excise tax requirements. Many Accession Countries have been allowed transitional periods – the longest until January 2010 – in which to comply with the64 per thousand cigarette excise tax minimum. The maintenance of the current controls on personal imports from Accession States into existing EU States could have a significant impact on sales in neighboring countries such as Austria and Germany in the transitional periods.

A significant factor affecting our operations is the excise taxes levied on tobacco products. In the UK, for instance, duty increases represent an annual direct increase in our cost of sales, which, if passed on to the consumer, would be expected to affect the consumption of tobacco products. We have generally passed on the full duty increases to our customers in recent years, with the result that these amounts are included in turnover and cost of sales.

In the UK, following many years of above inflation tax increases, the Chancellor raised tobacco duty in line with inflation in the March 2001, April 2002 and April 2003 Budgets. However, the impact of high taxation in the UK cigarette market, resulting in high prices, has led to reduced annual industry volumes, greater price competition, trading down by consumers to lower price cigarette brands, and a growth in non-UK duty paid cigarette consumption (both smuggled and legitimate cross border purchases). These changes have a particular impact upon us, as a large proportion of our UK sales are in the premium sector of that cigarette market. We believe that the wide price differentials between the UK and Continental Western Europe and other parts of the world have led to a significant smuggled market for legitimate and counterfeit cigarettes. HM Customs and Excise estimates that, for the year ended 31 March 2002, approximately 21% ! of cigarettes and approximately 52% of hand rolling tobacco smoked in the UK market was smuggled.

In certain important Continental European markets, excise duty increases continue to have an impact on prices, sales and margins. These include, for instance, the introduction of the second stage of the extraordinary duty increase (“anti-terror tax”) in Germany, and minimum excise tax levels in Sweden and France.

We support and endorse regulatory authorities attempts to stop smuggling of tobacco products. We have a history of co-operation with investigations into smuggling and readily exchange relevant information with the authorities on a regular basis. In April 2002, we were the first cigarette

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

manufacturer to sign a Memorandum of Understanding with HM Customs and Excise, which is designed to cement co-operation between ourselves and HM Customs and Excise.

In October 2002, the UK Government announced an increase in the indicative levels of intra-EU tobacco imports for personal use from 800 to 3200 cigarettes and from 1kg to 3kg for hand rolled tobacco. We believe that initial indications demonstrate that there has been an increase in the amount of non-UK duty paid cigarettes and hand rolling tobacco being purchased by personal travelers in the EU, and, as such, there may be some negative impact on the size of the UK duty paid market in the near term. The Government’s announcement also included additional measures for HM Customs and Excise to tackle criminal gangs who trade in contraband cigarettes and tobacco.

Litigation

Certain companies in the Group are currently defendants in actions in the UK and Ireland, where the plaintiffs are seeking damages for ailments claimed to have resulted from tobacco use or exposure to tobacco smoke. There are no current or pending claims in England and Wales against us. As at 28 February 2003, we are involved as a defendant in three dormant individual cases in Scotland and one claim in Northern Ireland where plaintiffs seek damages for ailments claimed to have resulted from tobacco use. In the Republic of Ireland, since 1997, 138 claims have been dismissed or discontinued. The number of individual claims against our subsidiaries in Ireland as at 28 February 2003 was 28. In those claims, 13 Statements of Claim have been served upon our subsidiaries and other tobacco companies, making wide-ranging allegations against such companies and against Ireland, the Attorney General and the Minister for Health and Children, who are also named as defendants in some of those cases. The relevant Group companies will serve defences to these claims as soon as each claim is fully particularised. We are not a party to smoking litigation anywhere else in the world.

To date, there has been no recovery of damages against any Group company in any action alleging that its tobacco products have resulted in human illnesses. It is not possible to predict the outcome of the pending litigation. We believe that there are meritorious defences to these actions and claims and that the pending actions will not have a material adverse effect upon the results of the operations, the cash flow or financial condition of the Group. The pending actions and claims will be vigorously contested. There can, however, be no assurance that favourable decisions will be achieved in the proceedings pending against the Group, that additional proceedings will not be commenced in the UK or elsewhere against Group companies, that those companies will not incur damages, or that, if incurred, such damages will not have a material impact on our operating performance or financial condition. Regardless of the outcome of the pending litigation, the costs of defending these actions and claims could be substantial and will not be fully recoverable from the plaintiffs, irrespective of whether or not they are successful.

Tax Inspectorates of the Russian Federation Ministry of Taxes and Levies (the “Tax authorities”) have made various demands for payments allegedly due from Group subsidiaries, CJSC Liggett-Ducat and its affiliate LD Trading. The Tax authorities assert an entitlement to unpaid taxes, penalties and fines. The facts and matters underlying the claims are complex. In accordance with local procedure, the way such claims are determined is through court process. As at 28 February 2003, all the challenges that have been made to the claims have been successful, although there are entitlements to appeal. Based upon the facts and matters currently known, we consider that there are meritorious defences against these claims, and that they will be defended vigorously.

Environmental Matters

We are subject to a variety of environmental laws and regulations and in the jurisdictions in which we operate. In order to comply with these laws we have incurred and will continue to incur capital and operating expenditures in complying with these laws and regulations. We believe we are in substantial compliance with applicable environmental requirements.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

We participate in the annual Business in the Environment Index of Corporate Environmental Engagement of FTSE 350 companies. In the Sixth Index (which covers 2001 – results published in February 2002), our score increased to 72%, up from 59% in the Fifth Index. In the overall rankings, we were placed 90th out of 192, up from 107th out of 184. The Index provides a useful means of benchmarking performance and identifying areas for potential improvement. The Index results continue to confirm the established focus of our environment policy to be correct.

Our largest European site at Lisnafillan in Northern Ireland, again participated in the annual Business in the Community survey of environmental management in the top 200 Northern Ireland companies. Having achieved first quintile status in 2001, Lisnafillan increased its score by a further 6.3 percentage points, achieving 88.2% in 2002. Retention of this first quintile position remains an environmental objective for the site.

Engaging with stakeholders. Our EHS department and the EHS area on the website are the principal channels of communication with external stakeholders. Additionally, information about our environmental performance is communicated through the intranet, employee newsletters, publications and briefings. These again provide a forum through which individual employees’ contributions too wider environmental and social activities are publicised. During 2002, a number of articles were published, ranging from feedback on performance in the Business in the Environment Index to new health and safety training courses.

At Liggett-Ducat in Moscow, another open day was held in October 2002. This enabled interested stakeholders, such as members of the public and representatives of local official bodies, to observe at first-hand the site’s continuing environmental performance improvement. This includes the programme to install sophisticated particulate and odour emission control plant, additional noise attenuation equipment and wastewater treatment facilities.

Packaging obligations

The main components of our products and packaging come from renewable natural sources (tobacco leaf, cigarette paper and paper and card packaging materials). Amongst other matters related to obligations under European producer responsibility and packaging waste legislation, participation in the VALPAK compliance scheme in the UK and the REPAK scheme in the Republic of Ireland continued in 2002, ensuring full compliance with the relevant EU waste re-cycling regulations. Packaging levies are also paid by other international facilities as required by local legislation. At all facilities, work also continues to develop efficient methods for recycling wastes. Comprehensive product packaging and weight information is available on a customers’ trade information secure website. This gives customers instant access to accurate and up-to- date information, so helping them meet their obligations under the appropriate regulations.

Supplier engagement

Since January 2000, new suppliers have been required to have a written environment policy. As part of our annual supplier audit programme, we check suppliers’ ISO 14001 accreditation, environmental policies and programmes, document management and review systems, systematic audit cycles and published environmental statements. Ways of further improving supplier environmental engagement have been investigated during 2002.

Environmental improvement work at locations

Following the achievement by the Lisnafillan site in 1999 of the statutory “Authorisation to operate a tobacco process”, required under environmental legislation, the agreed upgrade programme is being implemented well in advance of the programme required by the local authority. Installation of new continuous indicative monitoring equipment was completed during 2002. Similar monitoring equipment has already been commissioned at Cardiff. These steps will bring both operational and environmental benefits.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

Transport-related emissions. Recognising that primary freight transport and the business use of cars by sales forces can have significant environmental impacts, work has continued on the development of commercially and environmentally relevant fuel use and related transport environmental performance indicators.

Use of water

Water use efficiency is now used within the Group as an environmental performance indicator. This aims to drive continual improvement, primarily at facilities where water use is identified as having a significant environmental impact or where significant cost savings can be made. In Kazakhstan, Gallaher sets out to comply fully with the demanding environmental standards set by the responsible bodies. With water use being a significant environmental aspect, water use monitoring equipment installed during 2001 is now demonstrating the factory’s use of this natural resource to be sustainable. During 2002, a new sewage treatment bio processing plant has been installed and commissioned, producing irrigation-quality water and fertiliser.

Health and Safety Benchmarking Performance

It is our aim to achieve sustained year-on-year improvements in health and safety performance. Continual pressure on operating companies to improve performance is applied through the sustained implementation of safety management systems – including auditing against both our own and legislative standards – and specific initiatives, both multi-facility and facility-specific. Priorities are identified and targets set. Facility performance is assessed quantitatively (e.g. against generally-accepted accident performance metrics) and qualitatively through audit reports and other feedback mechanisms. Sadly, during 2002 we experienced the first work-related death of an employee since our listing in 1997. All significant incidents that do occur are thoroughly investigated and the lessons learned are applied throughout our business to seek to minimise the likelihood of recurrence. Additionally, we are committed to using appropriate information technology to deliver enhanced health and safety performance. For example, during 2002 a new intranet-based health and safety training system, covering core health and safety topics, was implemented.

Accidental injury statistics

Detailed accidental injury statistics from UK facilities and headline statistics from the other parts of our group are collated by the Group EHS department. The two most common categories of accidental injury are “injured while handling, lifting and carrying” and “slips, trips and falls”.

Occupational hygiene

A full-time UKAS-accredited occupational hygiene team provides routine occupational hygiene monitoring services at our facilities as well as responding to ad hoc requests for assistance. Parameters monitored include workplace dust, vapours, asbestos and noise. Results are compared with published national standards and, for some parameters, tighter company standards. Our Group facilities team are responsible for implementing any identified remedial action and recommendations. Action taken is subject to review by appropriate senior management.

Occupational health

On-site medical centres are provided at principal facilities worldwide. These are staffed by qualified occupational health nurses working in conjunction with registered medical practitioners.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

Engaging with other tobacco companies

We engage with other companies in our sector in order to benchmark, share relevant experience and develop best EHS practice. For example, we chair the Safety and Health Sub-committee of the UK Tobacco Industry Employers Association and participate in the Environmental Protection in Production Sub-group of a global tobacco sector organisation.

We are principally engaged in the sale, manufacturing, distribution and marketing of tobacco and tobacco related products

Intellectual Property

We are the owners of the cigarette, cigar and tobacco brands listed above under “Principal Brands” These consist of our primary brands in the markets indicated and for which appropriate trademark protection is in place. We also have other intellectual property relating to our manufacturing process.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

C	Organisational structure

Gallaher Group Plc is the beneficial owner of all (unless specified) of the equity share capital of its principal subsidiaries, either itself or through subsidiary undertakings. The principal trading subsidiaries, all of which are unlisted, are shown below. There are other intermediate holding companies.

Name	Country of Incorporation	Principal activity

Gallaher Limited (a)	England	Manufacture, marketing and distribution of tobacco products in the UK
Benson & Hedges Limited	England	Ownership of trademarks of tobacco products
Gallaher Asia Limited	Hong Kong	Marketing of tobacco products in Asia
Gallaher Canarias SA	Spain	Marketing and distribution of tobacco products in the Canary Islands
Gallaher (Dublin) Limited	Republic of Ireland	Manufacture, marketing and distribution of tobacco products in the Republic of Ireland
Gallaher France EURL	France	Marketing of tobacco products in France
Gallaher Hellas SA	Greece	Marketing and distribution of tobacco products in Greece
Gallaher International Limited	England	Export and marketing of tobacco products outside the UK
Gallaher Italia SRL	Italy	Marketing of tobacco products in Italy
Gallaher Kazakhstan LLC	Kazakhstan	Manufacture, marketing and distribution of tobacco products in Kazakhstan
Gallaher Spain SA	Spain	Marketing of tobacco products in Spain
Liggett-Ducat CJSC	Russia	Manufacture of tobacco products in the CIS
Liggett-Ducat LLC	Russia	Marketing and distribution of tobacco products in the CIS
Liggett-Ducat Ukraine (85%) (b)	Ukraine	Manufacture, marketing and distribution of tobacco products in Ukraine
Austria Tabak AG & Co. KG	Austria	Manufacture and marketing of tobacco products in Austria
Austria Tabak GmbH	Germany	Marketing and distribution of tobacco products in Germany
Gallaher Austria Tabak Europe GmbH & Co. KG	Austria	Marketing and distribution of tobacco products in Eastern Europe, Africa and Asia
(formerly Austria Tabak International Export GmbH)
Gallaher Sweden AB	Sweden	Marketing of tobacco products in Scandinavia
(formerly Austria Tabak Scandinavia AB)
Gustavus AB	Sweden	Manufacture and marketing of snuff tobacco in Sweden
Tobaccoland Handels GmbH & Co. KG	Austria	Distribution of tobacco and non-tobacco products in Austria
Tobaccoland Automatengesellschaft mbH	Germany	Tobacco and non-tobacco vending operations in Germany
& Co. KG (63.9%)

(a)	Shares held directly by Gallaher Group Plc.
(b)	The remaining 15% owned by management is expected to be acquired by the Group at the end of 2003 at a fair market value.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

D	Property, plant and equipment

Our principal properties are:

•	Our international headquarters at Weybridge, Surrey, England.

•	A factory at Lisnafillan, Northern Ireland, with a capacity for the annual manufacture of 40 billion cigarettes a year and 3,500 tonnes of pipe and hand rolling tobacco.

•	A factory at Cardiff, Wales, with a capacity for the annual manufacture of 600 million cigars.

•	A factory at Dublin, Republic of Ireland, with a capacity for the annual manufacture of 3.5 billion cigarettes.

•	A 23,000 square metre, 30 metre high distribution warehouse at Crewe, Cheshire, England with a capacity to store over 8 billion cigarettes.

•	A factory at Moscow, Russian Federation, with a capacity for the annual manufacture of 65 billion cigarettes. We also lease 50 warehouses in Russia.

•	A factory at Almaty Kazakhstan, with a capacity for the annual manufacture of 6.0 billion cigarettes.

•	A factory at Cherkassy, Ukraine with a capacity for the annual manufacture of 6.6 billion cigarettes.

•	Four factories, respectively in Linz, Hainburg, Schwaz and Furstenfeld, Austria. These factories have a combined capacity of approximately 60 billion units (cigarettes and cigars).

•	Wholesale depots in Austria and Germany with a combined floorspace of 66,752 square metres.

•	European headquarters in Vienna Austria.

In addition to the disclosure above we have continued to upgrade and maintain our properties to the highest standards. These improvements are primarily financed from the retained earnings of the businesses involved and, where additional short term financing is required, our existing bank facilities. The costs involved are detailed in note 11 of the financial statements accompanying this Annual Report. Our current facilities are utilised below the capacities listed above.

We seek to operate at close to 90% capacity in our manufacturing sites.

We intend to invest in our Polish factory and infrastructure upon the completion of the deal. We do not anticipate that the costs associated with this project will be material in the context of our ongoing capital expenditure.

We are not presently aware of any environmental issues that may affect the utilisation of our assets.

We lease the Dublin factory, part of the Lisnafillan factory, certain of the Austrian wholesale branches and the Russian warehouses. We own the freehold of the remaining properties.

None of our properties are pledged as collateral.

We also own approximately 200,000 vending machines in Germany as part of our vending business, Tobaccoland Automatengesellschaft mbH & Co. KG.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You are requested to read this operating and financial review in conjunction with “Item 3. Key Information”, “Item 4. Information on the Company” and the consolidated financial statements and the notes to the financial statements included in this Annual Report.

Changes to Accounting Policies

During 2002 the Accounting Standards Board (“ASB”) delayed the mandatory implementation of a new accounting standard for Retirement Benefits (“FRS 17”) in order to allow UK and International standards boards an opportunity to agree how to converge their different approaches. However, the ASB continues to encourage UK companies to voluntarily adopt FRS 17. We regard the new standard to be superior to the current standard SSAP 24 “Accounting for Pension Costs”. Accordingly, we have voluntarily adopted FRS 17 in 2002 and results for 2001 and 2000 have been restated.

The effect of this change in policy is to reduce operating profit in 2002 by £9 million (2001: £8 million, 2000: £8 million) and reduce net interest cost by £7 million (2001: £14 million, 2000: £11 million), resulting in a decrease in pre tax profit of £2 million (2001: £6 million increase, 2000: £3 million increase).

The adoption of FRS 17 has resulted in a charge of £22 million being booked through the statement of total recognised gains and losses (“STRGL”) in 2002, reflecting a prior year adjustment. In addition, an actuarial loss recognised on retirement benefits, net of the associated deferred tax movement, of £78 million (2001: £114 million: 2000: £21 million gain) has been charged through the STRGL. This charge largely represents the difference between the actual return on pension scheme assets and the expected return on the market value of assets at 1 January 2002 and is attributable to the continuing decline in world equity markets.

We also adopted FRS 19 (Deferred Tax), which has not had a material impact on reported results and no restatements or prior year adjustments have been necessary.

To bring our practices in line with a recently introduced standard in the United States, certain sales related incentive costs, previously included within marketing expenditure, are now charged against turnover. This has no impact on operating profit but does slightly increase margins for periods presented.

In addition, since the acquisition of Austria Tabak certain revenue and cost items have been reclassified. Now, only excise duties paid by our companies are taken into account when calculating net turnover which is used to calculate margins. Following a change in German statutory reporting requirements, our associate Lekkerland-Tobaccoland now only recognises in turnover the commission it earns as an agent on the sale of telephone cards, whereas previously the full value of these sales were recorded in turnover, with the difference between the sales value and the commission retained by Lekkerland-Tobaccoland recorded as a cost of sales (for details of the impact this change has made to our reported numbers see note 2 to the financial statements included in this Annual Report).

Although the impact of these reclassifications is not significant, comparative results have been restated.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

International restructuring

Following the accelerated expansion of our international business over the last three years, we have restructured our overseas operations at the start of 2002. We integrated our Continental European businesses into a single unit, headquartered in Vienna, and our Commonwealth of Independent States operations into a division which reports into Moscow. As first reported in our 2002 interim report, our segmental analysis now reflects this operational restructuring.

Critical Accounting Policies

In response to the Securities and Exchange Commission’s release No.33-8040, “Cautionary advice Regarding Disclosure About Critical Accounting Policies”, we have identified those policies which we consider involve complex or subjective decisions or assessments. Certain of the policies identified are discussed here, but you should read the following in conjunction with our principal accounting policies which are discussed in note 1 to the financial statements included in this Annual Report.

Fixed Assets

In the UK GAAP financial statements, we amortize purchased goodwill arising since 1997 over its estimated economic life on a straight line basis subject to a maximum of 20 years. Previously all goodwill was written off against reserves in the period of acquisition. Unexpected future events may be evidence that the economic life is less than this period, in which case, a higher amortization charge would be made in those future financial statements as a result of this shorter life. Intangible assets and other long-lived assets are amortized or depreciated over their useful lives. Useful lives are based on management’s estimates of the period that the assets will generate revenue, which are annually reviewed for continued appropriateness. Due to the long lives of such assets, changes to the estimates used can result in significant variations in the carrying value.

We assess the impairment of goodwill and other intangibles and long-lived assets, whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors considered important which could trigger an impairment review include the following:

•	significant underperformance relative to expected historical or projected future operating results;

•	significant changes in the manner of the use of the acquired assets or the strategy for the overall business; and

•	significant negative industry or economic trends.

Where there is evidence of a potential impairment to the carrying value of long-lived assets, we undertake an estimation of the fair value of that long-lived asset in accordance with the approach set out in FRS 11. The fair value is, in most cases, based on the discounted present value of the future cash flows expected to arise from that asset. Estimates are used in deriving these cash flows and the discount rate. A change in the estimated future cash flows or interest rate used in the fair value determination could affect the amount of the impairment charge

For US GAAP purposes, goodwill arising on acquisitions prior to July 1, 2002, and all intangible assets are amortized over their estimated useful lives. All goodwill arising on acquisitions after July 1, 2002 is not subject to amortization, but instead is subject to an annual impairment review. Following the adoption of SFAS 142 “Goodwill and Intangible Assets”, all pre-existing goodwill will no longer be subject to amortization. The company is now required to review goodwill and long-lived intangible assets at least annually for impairment in accordance with this standard, which will involve the use of management estimates in the valuation of these assets.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

Amortization has increased in each fiscal year during the period under review as a result of our acquisitions of new businesses.

Tangible fixed assets are stated at cost less depreciation. Depreciation is calculated to write off the cost of the tangible assets, on a straight line basis, over their estimated useful lives, namely:

Land and buildings
Freehold land which can be separately identified	Not depreciated
Freehold buildings (including land not separately identifiable)	50 years
Long leasehold (lease term 50 years or more)	50 years
Plant and machinery	3-20 years
Fittings and equipment (including computer hardware and ERP licences)	3-10 years
Assets in the course of construction	Not depreciated

These depreciation periods have been selected after considering general industry practice and our own circumstances. Adjustments to these rates could lead to a material impact on our operating profit

Pensions and Other Post Employment Benefits

During 2002 we adopted FRS 17 “Retirement Benefits” as the accounting standard we use to account for post employment obligations in our books.

Costs relating to the various pension schemes operating within the group are accounted for using methods that rely on actuarial estimates and assumptions to arrive at costs and assets or liabilities for inclusion in the accounts. Unlike the previous UK GAAP pension standard, SSAP24, the assets and liabilities of the scheme are now included in the balance sheets of the entities to which the schemes relate and, on consolidation, in the Group balance sheet. The profit and loss components of the annual pension scheme movements are derived from the increase in the liability to pension scheme members of a further year of service, an interest cost relating to the unwinding of a discount used in arriving at the present value of that expected liability and an estimated return on the assets held by the scheme based on assumptions taken at the previous year end.

At the end of each year, the value of the assets and liabilities that comprise the scheme is ascertained and the difference between the actual and expected position (as derived from the profit and loss entries) is taken through the Statement of Total Recognised Gains and Losses and hence the reserves of the entity that operates the scheme. If the markets in which assets held by the pension scheme decline, substantial deficits may arise and may reduce the ability of a company to pay dividends under UK GAAP.

We take advice from independent actuaries as to the appropriateness of the assumptions we use. The assumptions we select are within the median of the spread used by other companies with similar asset structures in their pension schemes. However, it is important to note that relatively small increments in the assumptions we use can have a significant effect on the profit and loss and balance sheet pension components.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

Recording of Liabilities

In accordance with UK GAAP we only recognise liabilities in our accounts where we have a present obligation from a past event, a transfer of economic benefits is probable and we can make a reliable estimate of what that transfer might be. In instances such as these, a provision is calculated and introduced into our accounts. In instances where these criteria are not met, a contingent liability may be disclosed in the notes to the accounts.

A contingent liability will be disclosed when a possible obligation has arisen but it’s existence will only be confirmed by future events not wholly within our control or in circumstances where an obligating event has occurred but it is not possible to quantify the size or likelihood of that obligation crystallising.

Financial Instruments

Under UK GAAP realised and unrealised gains and losses on forward contracts which hedge third party commitments are recognised in the profit and loss account in the same period as the underlying transaction. Net interest paid or received on interest rate derivatives is included in interest expense on an accruals basis. To manage the group’s exposure to fluctuations in exchange rates and interest rates, we have entered into and will likely continue to enter into derivative instruments to hedge our exposure to such fluctuations. It is our policy to hold these instruments to maturity and as such we do not expect any positions disclosed in the accounts to unwind until that point. We do not enter into derivative contracts for speculative purposes. Under US GAAP, all financial instruments are marked to market.

Recently issued US and UK accounting pronouncements

In August 2001, FASB issued SFAS 143, Accounting for Asset Retirement Obligations. This statement is effective from January 2003 and requires obligations associated with the retirement of a tangible long-lived asset to be recorded as a liability upon acquisition of the asset. SFAS 143 would not have a material impact on our financial position or results of operations.

In July 2002, the FASB issued SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities . This standard will require us to recognise certain costs associated with disposal activities when they are incurred, rather than at the date of a commitment to a disposal plan. SFAS 146 is effective for disposal activities initiated after 31 December 2002. Given the nature of disposal plans, it is not possible to determine in advance the impact it might have on our financial position at a particular date or the results of operations for a particular period in the future.

In December 2002, the FASB issued SFAS 148, Accounting for Stock-Based Compensation – Transition and Disclosure – an Amendment of SFAS No. 123. This standard provides two additional transition methods for companies electing to adopt the fair value accounting provisions of SFAS 123, Accounting for Stock-Based Compensation, but does not change the fair value measurement principles of SFAS 123. FAS 148 is not expected to have any impact on our financial position or results of operations.

In November 2002, the FASB issued Financial Interpretation No. 45 (FIN 45), Guarantors accounting and Disclosure Requirements for Guarantees, Including Direct Guarantees. Under this interpretation, a guarantor must recognise the fair value of the obligation undertaken in issuing a guarantee. The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after 31 December 2002. FIN 45 is not expected to have a material impact on our financial position or results of operations.

In January 2003, the FASB issued Financial Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities. Under this interpretation, certain entities known as variable interest entities must be

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

consolidated by the primary beneficiary of the entity. The measurement principles of this interpretation will be effective for Gallaher’s 2003 financial statements. FIN 46 is not expected to have any impact on our financial position or results of operations.

The UK’s accounting standards board has not recently issued any new accounting standards.

Differences Between UK and US Generally Accepted Accounting Principles

The following discussion and analysis is based on our consolidated financial statements, which we prepare in accordance with generally accepted accounting principles in the United Kingdom (“UK GAAP”). These differ from those generally accepted in the United States (“US GAAP”). We discuss the principal differences between UK GAAP and US GAAP, as they relate to us, in note 32 of the notes to the financial statements.

Results of Operations – Year 2002 compared with Year 2001

Turnover increased 47.3% to £8,422 million in 2002, from £5,719 million in 2001. This was substantially as result of increased turnover in the Commonwealth of Independent States and Rest of World markets, increases in prices and duty in the United Kingdom and the integration of the Austria Tabak operations into the group.

Duty paid in 2002 increased 28% in 2002 to £5,101 million, compared to £3,980 million in 2001. This movement was mainly driven by the increased turnover arising from the first full year contribution from Austria Tabak and underlying increases in the rates of duty incurred in territories where we market our products.

Exceptional costs of sales In 2001, we incurred a one off exceptional charge of £12 million in making full provision against inventory and receivables associated with the cessation of a distribution agreement with the Group’s principal distributor for the AMELA markets at that time. There has been no release from this provision during 2002.

Other costs of sales increased £697 million or 105% in 2002 to £1,358 million, compared to £661 million in 2001. The acquisition of Austria Tabak was the primary factor accounting for this variance.

Total costs of sales increased £1,806 million or 38.8% in 2002 to £6,459 million, compared to £4,653 million in 2001. Total costs of sales increased slightly as a percentage of turnover to 86.6% for fiscal year 2002 from 85.9% for fiscal year 2001. The increase in the ratio of costs of sales to turnover reflects the full year impact of the lower margin Austrian distribution business.

Gross profit increased £238 million or 31% in 2002 to £1,001m, compared to £763 million in 2001.

Distribution, advertising and selling costs increased £89 million or 41.2% in 2002 to £305 million, compared to £216 million in 2001. Distribution, advertising and selling costs increased slightly as a percentage of turnover to 4.1% in 2002 from 4.0% in 2001. Incremental advertising expenses in Europe and the CIS were the main factors for this slight increase.

Administrative expenses increased £80 million or 64.5% in 2002 to £204 million, compared to £124 million in 2001. Administrative expenses increased slightly as a percentage of turnover to 2.7% in 2002 from 2.3% in 2001. This slight increase was largely due to incremental costs relating to the increased size of our business.

Other operating income (expense) increased £3 million or 100% to £6 million in 2002 largely as a result of profit on the sale of fixed assets no longer required in the enlarged company.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

Operating profit for 2002 was £505 million, compared to £427 million in 2001, an increase of £78 million or 18.3% compared to 2001.

Segmental analysis of turnover and total operating profit

United Kingdom. Turnover for our operations in the United Kingdom increased 0.9% to £3,720 million in 2002, from £3,685 million in 2001. This increase was as a result of increases in UK Government duty and our own price increases, but was offset partly by a 0.5% decreases in sales volumes.

Total operating profit declined 5.6% to £281 million (2001: £298 million) principally because of increased marketing investment, ahead of the implementation of the Tobacco Advertising and Promotion Act 2002 on 14 February 2003.

Continental Europe. Turnover for our operations in Continental Europe increased 191.2% to £3,899 million in 2002, from £1,339 million in 2001. This increase is largely attributable to the first full year of contribution following our acquisition of Austria Tabak. Other key drivers include a strong performance in the German generics sector and volume / mix improvements in Greece, Benelux and France. Duty increases have also had a significant effect, in particular, the introduction of a new “terror” tax on tobacco in Germany to fund national security.

Austria Tabak’s first full year contribution has greatly assisted Continental Europe’s sharp increase in operating profit of 97% to £148 million (2001: £75 million). Continuing organic growth in our legacy European businesses also contributed to the improvement.

Commonwealth of Independent States. Turnover for operations in the Commonwealth of Independent States increased 26.9% to £331 million in 2002, from £261 million in 2001. This increase was as a result of increased sales volume growth and an improvement in the mix of products sold, the move onshore of primary production in Kazakhstan and the commencement of trading onshore in the Ukraine.

Total operating profit has grown 60% to £32 million (2001: £20 million). This increase has been driven by continuing increases in volume coupled with improvements in the mix of our sales. Costs have also benefited from the move onshore of primary processes in Kazakhstan and the integration of Russia, Kazakhstan and Ukraine into a single management structure.

Rest of World. Turnover for our Rest of World operations increased 8.9% to £472 million in 2002, from £434 million in 2001. This increase was largely as a result of increased market share in Ireland coupled with duty rises and our own manufacturers price increases. The recommencement of the lower margin African, Middle East and Latin American business has also aided turnover in this segment.

Total operating profit in 2002 grew 35% to £44 million in 2002 (2001: £34 million). In 2001 Gallaher incurred an exceptional charge of £12 million in making full provision against inventory and receivables associated with the cessation of a distribution agreement with the Group’s principal distributor for AMELA markets at that time. There has been no release from this provision during 2002.

Interest

Our net interest charge in 2002 was £127 million (2001: £98 million). Following the adoption of FRS 17, the 2002 net interest charge includes a net retirement benefit financing credit of £7 million (2001: £14 million) from returns on pension scheme assets less interest charged on pension scheme liabilities and other post-retirement obligations. The decrease in this net retirement benefit financing credit predominantly reflects the increased financing cost associated with an increase in pension scheme

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

liabilities, arising as a result of the acquisition of Austria Tabak. Furthermore, there has been a reduction in the returns from pension scheme assets largely as a consequence of the decline in world equity markets over the last three years.

Although we have continued to see strong cash generation and a lower average borrowing cost of 5.8% (2001: 6.3%), net interest cost increased in-line with higher average borrowings following the acquisition of Austria Tabak, which required new bank facilities during 2001. These facilities were subsequently largely refinanced through the issue of bonds. One-off up front costs of £18 million associated with the bank facilities were reported as exceptional finance charges in 2001 (2002: nil).

Taxation

The tax charge of £119 million (2001: £83 million) represents an effective rate of 31.6%, compared with 25.4% for 2001. The increase in the effective rate largely reflects the higher level of non-deductible goodwill amortisation charged in 2002 and the release in 2001 of a deferred tax provision for UK tax payable on dividends paid by non-UK subsidiaries. Removal of intangible amortisation charges gives rise to an adjusted effective tax rate of 26.2% (2001: 23.6%).

In May 2002, the Inland Revenue accepted that the interest we paid on borrowings incurred at the time of our de-merger in 1997 would be deductible for tax purposes, in line with the treatment we had adopted.

Returns to shareholders (Profit After Tax and Minority Interests)

After deducting minority interests of £4 million (2001: £6 million) earnings for 2002 increased 6.4% to £255 million (2001: £240 million), and – following a 3.2% increase in the weighted average number of shares in issue – basic earnings per share increased 3.0% to 39.3p (2001: 38.1p). In July 2001 we completed the issue of 35.7 million new ordinary shares to part finance the acquisition of Austria Tabak. The number of potentially dilutive share options in existence at 31 December 2002 does not result in a significant difference between basic and diluted earnings per share.

Dividends

Our Board recommended a final dividend of 18.75p per ordinary share, amounting to a total dividend for the full year of 27.55p per ordinary share (110.20p per ADS). This represents an increase of 8.3% over the 2001 total dividend of 25.45p per ordinary share (101.80p per ADS).

Results of Operations – Year 2001 compared with Year 2000

Turnover increased 29% to £5,719 million in 2001, from £4,427 million in 2000. This was substantially as a result of the inclusion of four months of the turnover of Austria Tabak, strong volume growth in our international markets, particularly the CIS, and duty increases in our key markets.

Duty paid increased £565 million or 16.5% to £3,980 million in 2001, compared to £3,415 million in 2000. This movement was mainly driven by continued duty increases in most of our key markets, in particular, the UK and Ireland. The inclusion of four months of the results of Austria Tabak has also had a significant effect on the increase in duty year on year.

Exceptional costs of sales. In 2001, we incurred a one off exceptional charge of £12 million in making full provision against inventory and receivables associated with the cessation of a distribution agreement with principal distributor for the AMELA markets at that time.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

Other costs of sales increased £328 million or 98.5% to £661 million in 2001, compared to £333 million in 2000. This increase was largely a result of direct costs related to the increased production required to meet the increased sales volumes across the business. The inclusion of Austria Tabak for the last four months of the year also had a significant effect on the overall increase.

Total costs of sales increased £905 million or 24.1% to £4,653 million in 2001, compared to £3,748 million in 2000. Total costs of sales increased as a percentage of turnover to 85.9% for fiscal year 2001 from 84.1% for fiscal year 2000. The increase in the ratio of costs of sales to turnover reflects the effects of integrating our increased international operations.

Gross profit for 2001 was £763 million, compared to £680 million in 2000, an increase of £83 million or 12.2% compared to 2001.

Distribution, advertising and selling costs for 2001 were £216 million, compared to £186 million in 2000, an increase of £30 million or 16.1%. Distribution, advertising and selling costs increased as a percentage of turnover to 5.0% in 2001 from 4.2% in 2000. Strong cost control over advertising is a primary driver of the relatively small increase in these costs over the year.

Administrative expenses for 2001 were £124 million, compared to £72 million in 2000, an increase of £52 million or 72.2% compared to 2000. Administrative expenses increased as a percentage of turnover to 2.3% in 2001 from 1.6% in 2000. Administrative expenses increased broadly in line with the growth of the business and were particularly affected by the acquisition of Austria Tabak.

Other operating income for 2001 was £3 million, compared to £3 million in 2000.

Operating profit for 2001 was £427 million, compared to £426 million in 2000, an increase of £1 million compared to 2000.

Segmental analysis of turnover and total operating profit

United Kingdom. Turnover for our operations in the United Kingdom marginally increased to £3,685 million in 2001, from £3,665 million in 2000. Turnover in 2001 benefited from price rises resulting from increases in UK Government duty (implemented in March 2000, and March 2001) and our own price increases. However, these benefits were largely offset by a reduction in overall cigarette unit sales of 5.2% to 21.5 billion units, reflecting increasing penetration of non-UK duty paid products into the market and a slight reduction (of some 1%) in our UK market share.

In 2001 the UK Government introduced regulations that restricted the prepayment of duty ahead of its Budget in March. As a result, UK operating profit decreased by 10.0% to £305 million (2000 : £339 million) because in prior years we earned additional profits from the sale of stock on which UK duty had been paid at rates existing prior to the Government’s duty increases (“stock profits”). However, a reduction in interest costs associated with the financing of the duty prepayment largely offset the decreases at the UK pre-tax profit level.

Continental Europe. Turnover for our operations in Continental Europe increased 396% to £1,339 million in 2001, from £271 million in 2000. This was mainly as a result of the inclusion of four months of the results of Austria Tabak after acquisition. The acquisition offset some volume declines in certain European markets, particularly Germany and Belgium however strong volume gains were seen in Spain, the duty free market and Italy.

Operating profit in increased 39% to £75 million (2000 – £54 million) largely as a result of the inclusion of four months of the results of Austria Tabak. However strong organic growth in our legacy European businesses was also a factor with excellent performance in Greece and the Canary islands.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

Commonwealth of Independent States. Turnover for operations in the Commonwealth of Independent States increased 203% to £261 million in 2001, from £86 million in 2000. This increase was largely due to significant volume increases in Russia ( up 17% ) and a favourable sales mix. In Kazakhstan an improvement in market share drove an impressive 141% volume increase which was slightly offset by some price reduction.

Operating profit in increased to £20 million (2000: £1 million loss). This was largely due to the substantial increases in turnover discussed above and the improvement in sales mix seen throughout the region.

Rest of World. Turnover for our Rest of World operations increased 7.2% to £434 million in 2001, from £405 million in 2000 largely as a result of significant volume gains in Ireland. This impressive performance was offset by adverse volume in our Asia, Middle East and Latin American business where the cessation of a distribution agreement with a principal distributor resulted in a reduction in sales.

Operating profit remained flat at £34 million (2000: £34 million). This was wholly due to an exceptional charge of £12 million incurred in making full provision against inventory and receivables associated with the cessation of a distribution agreement with a principal distributor for the AMELA markets. Excluding this charge operating profit grew 35.3% from £34 million to £46 million largely as a result of volume increases and market share gains in the Republic of Ireland.

Interest

Our net interest charge, before exceptional finance charges, was £116 million in 2001 (2000: £83 million). This charge reflected the financing of the acquisition of Austria Tabak during 2001, which required new bank facilities with higher interest rates than previous arrangements. In addition, 2001 saw the impact of a full year’s interest cost associated with the acquisition of Liggett-Ducat in August 2000. These adverse factors were more than offset by the absence of finance cost associated with the attainment of UK stock profits in 2000, and the benefit of lower average market interest rates in 2001 compared with 2000.

Our expected retirement benefits financing income increased 27.2% to £14 million from £11 million in 2000, largely due to changes in the underlying assumptions used in the calculation.

The acquisition of Austria Tabak was principally financed through new bank facilities, which have subsequently been largely refinanced through the issue of corporate bonds. One-off up front costs of £18 million associated with the bank facilities have been reported as exceptional finance charges.

Taxation

The tax charge of £83 million for 2001 represents an effective rate of 25.4%, compared with 26.2% for 2000. The acquisition of Austria Tabak has enhanced the opportunity to retain the benefits of low-taxed retained earnings in Gallaher (Dublin) Limited and the deferred taxation provision previously established in anticipation of profit repatriation from Gallaher (Dublin) has been released.

Minority

The acquisition of Austria Tabak gave rise to minority interests amounting to £6 million in 2001 (2000: nil). This comprised an amount of £5 million reflecting the staged acquisition of Austria Tabak and the remainder reflects the minority interest in ATG, the German vending business, in which we have a 63.9% holding.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

Profit After Tax and Minority Interest

Our earnings for 2001 were £240 million, down 4.8% on 2000, and basic earnings per share decreased 4.5% to 38.1p. After goodwill amortization charges of £10 million in 2001, Liggett-Ducat was earnings enhancing in our first full year of ownership.

Dividends

Our board recommended a final dividend of 17.3p per ordinary share, amounting to a total dividend for the full year of 25.45p per ordinary share. This represents an increase of 7.2% over the 2000 total dividend of 23.75p per ordinary share.

Operating Review 2002 compared with 2001

The financial and non-financial information provided below provides additional information on the performance of our business and products based primarily on sales volumes and market performance.

Our accelerated international expansion in 2002 was underpinned by a strong position in the UK market. Our full year cigarette volume sales totalled 152.7 billion sticks, representing a pro-forma increase of 18.2% over the previous year (2001 Group volumes, including Austria Tabak’s full year sales: 129.2 billion cigarettes). In addition to the geographic restructuring of operations in 2002, we consolidated our cigar activities into a single management structure.

United Kingdom

We have strong positions in the UK cigarette, cigar and tobacco markets.

Our strong relationships with trade customers were enhanced by increased investment in the direct sales force and by the development of new concept merchandising equipment. This state-of-the-art equipment has been adopted by three leading multiple retailers and some 3,000 independent stores.

Over the past six years, we have altered the mix of our total promotional spend in the UK – increasing the proportion allocated to sales force, point-of-sale and sales incentive activities, and decreasing the proportion allocated to traditional above-the-line activities. In anticipation of the 2003 advertising ban, incremental marketing investment was placed behind our key brands throughout 2002. This included press and poster advertising supporting Benson & Hedges and Mayfair, and award winning press and radio advertising for Hamlet.

This advertising drive continued in the first six weeks of 2003. A press and poster campaign, using the famous ‘Cut Silk’ theme, maximised Silk Cut’s brand equity ahead of the ban. Similarly, Hamlet was supported by the final instalment of the ‘Happiness Is. . . ’ radio and press campaign.

We are the principal sponsor of the Jordan Formula 1 team in 2003. The agreement provides continued support for Benson & Hedges across the Group’s key markets for that brand.

Our continued close co-operation with HM Customs & Excise, to reduce cross-border smuggling, was strengthened by the signing of a Memorandum of Understanding between the two parties in April 2002.

In 2002, UK turnover increased by 0.9% to £3,720 million (2001: £3,685 million). This growth reflects increases in UK Government duty and our own price increases, offset partly by a 0.5% decrease in volumes to 21.4bn cigarettes. Turnover excluding duty (“net turnover”) decreased 2.0% to £593 million due to an increase in sales incentive costs.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

EBITA reduced 5.6% to £283 million (2001: £299 million), principally because of increased marketing investment, ahead of the implementation of the Tobacco Advertising and Promotion Act 2002 on 14 February 2003. Total operating profit declined 5.6% to £281 million (2001: £298 million).

Following the UK Government’s announcement on 29 October 2002 that the guide levels for tobacco imports for personal use for travellers returning from the EU would increase, there are initial indications that the volumes of duty paid cigarettes and hand rolling tobacco being purchased by travellers in the EU have increased. As such, there is expected to be some negative impact on the size of the UK duty paid market in the near term. Our Continental European division will benefit from increased sales to travellers within the EU which should at Group level partly mitigate the negative impact on UK volumes. The Government’s announcement also included additional measures for HM Customs to tackle criminal gangs who trade in contraband cigarettes and tobacco, which we consider will partly offset the impact of the increased personal allowances in the medium term.

Cigarette Market

During the period January to October 2002, the UK duty paid cigarette market remained broadly stable compared to 2001, assisted by HM Customs’ border controls. On 29 October, the UK Government announced that the indicative allowance for tobacco imports for personal use for travellers returning from the EU was being increased from 800 to 3,200 cigarettes per trip. This development had a slightly negative impact upon the size of the UK duty paid market towards the end of the year.

We maintained a strong position in the UK cigarette market. A downward trend in market share during 2001 and early 2002 was reversed during the second half of 2002. Our full year market share was 37.7%, excluding brands involving distribution rights only (2001: 38.5%). In January 2003, our retail market share stood at 38.6%.

Downtrading from the premium sector into the value sector moderated in 2002. The mid price sector – which consists primarily of longer-length brands – was impacted by the development of a longer-length segment in the value sector. The premium sector contracted to 34.2% of the total UK duty paid cigarette market in 2002 (2001: 35.7%). The mid price sector declined more steeply to account for 12.7% of the market (2001: 14.9%), and the value sector grew to 53.1% of the market (2001: 49.4%).

We maintained our commanding lead of the premium sector with a 49.8% share of sales to consumers. Benson & Hedges Gold remained the leading premium cigarette in the UK with a total market share of 9.3%. Our brands in the mid price sector were impacted by the decline of this sector and experienced reduced volumes. We grew volume sales of value brands by 10.3%. Sales volumes of our leading value cigarette brand Mayfair increased by 17.8%. Dorchester and Sterling also performed strongly with volume growth of 13.4% and 63.9% respectively. Mayfair’s total market share grew to 8.3% from 7.5% in 2001 – supported by the launch of Mayfair Superkings in June. By December, Mayfair had a 9.8% share of sales to consumers.

We launched a new, reduced tar, brand – Benson & Hedges Silver – at the end of February 2003. Extensive pre-launch press and poster advertising, along with direct mail and point-of-sale promotion, supported the brand’s debut.

Cigar Market

We have a commanding lead of the UK cigar market with a 46.3% share of sales to consumers in 2002 (2001: 47.3%). Original Hamlet held its primary position in the large whiff sector with a market share of 53.3%, and Hamlet Miniatures increased its market share of the growing small whiff sector to 31.7%. The Hamlet brand was strengthened further in December by the launch of two new products: Hamlet Miniatures Filter and Hamlet Aromatic.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

Tobacco Market

We have a strong position in the hand rolling tobacco market, where our market share in 2002 was 31.6% (2001: 32.2%). Amber Leaf enjoyed a 21.2% volume increase, and its market share grew to account for 13.9% of sales. We launched a new hand rolling tobacco brand – Mayfair – in February 2003, to build on the success of the Amber Leaf flip top pack and leverage the equity of the Mayfair cigarette brand. We increased our share of the pipe tobacco market in 2002, achieving a 49.1% market share of sales to consumers. Our position was underpinned by the number one pipe brand Condor, together with Clan and Mellow Virginia. These brands occupy three of the four leading brand positions.

Continental Europe

Our Continental European division, headquartered in Vienna, benefited from the integration of our legacy operations and those of Austria Tabak in 2002. Cigarette volume sales totalled 45.7 billion sticks, representing a pro-forma increase of 10.5% over the previous year (2001 Group volumes, including Austria Tabak’s full year sales: 41.3 billion cigarettes).

Austria Tabak’s first full year contribution, following its acquisition in August 2001, has greatly assisted Continental Europe’s sharp increases in: turnover at £3,899 million (2001: £1,339 million); net turnover at £2,325 million (2001: £805 million); and EBITA at £213 million (2001: £97 million) of which £57 million (2001: £13 million) came from the distribution businesses including associates and joint ventures. Total operating profit was £148 million (2001: £75 million).

The integration of Austria Tabak and our own organic businesses into the enlarged Continental European division has been highly successful, offsetting the initial losses arising from the Gustavus acquisition in July 2002, and the start-up costs of the American Blend joint venture with R.J. Reynolds (“RGI”), which commenced in July 2002.

On 28 February 2003, we signed a purchase contract for the acquisition of KT Merkury, a small cigarette factory in Poland, for a not material sum in cash. Initial losses of this new business are not expected to be significant.

In the medium term, based on continued benefits from integration synergies, and from the closure of the factory in Malmö, Sweden, together with higher volumes arising from the UK Government’s decision to increase the guide levels for personal travellers returning from the EU – along with benefits from RGI – management is targeting good growth in this region.

Cigarette Market

In Austria, we maintained our lead of the cigarette market with a 48.6% share of sales in 2002 (2001: 50.8%). Sales volumes for our Memphis Blue brand increased by 15.0%, and the market share for this brand increased to 5.7% in 2002, from 4.9% in 2001. In addition, Benson & Hedges’ growing presence in the Austrian market was supported by the launch of Benson & Hedges Red 25s. However, the volume growth of these brands was more than offset by an expected decline in sales of traditional local brands.

In Sweden, we increased our lead of the cigarette market, achieving a 41.4% share of sales (2001: 40.7%). This strong performance was led by the growth of the Level brand, which achieved a 6.1% market share in 2002 – despite having only been launched the previous year. Level was introduced into the Danish market in January 2003.

In Germany, sales of Benson & Hedges and Nil led our pro-forma branded volume growth of 3.3%, and our leading position in the German generic cigarette sector was enhanced by a 14.1% increase in volumes.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

Following the formation of the joint venture company Reynolds-Gallaher International SARL (“RGI”) – and the transfer of manufacturing to Austria, with the attendant American blend expertise – sales of Benson & Hedges American blended cigarettes gained momentum in France, Spain and Italy, complementing our Virginia blend market positions. In France, our total market share – including 100% of the sales associated with RGI – increased to 2.9%, assisted by the launch of Benson & Hedges American Blend 10s and 30s. Volumes of Benson & Hedges American Blend grew by 14.5%. Total volumes remained broadly stable at over 2.3 billion sticks. In Italy, total cigarette volumes more than doubled, spearheaded by sales of Benson & Hedges American Blend, which increased nearly eightfold compared to 2001. By December 2002, the brand had a 1.9% market share. We also performed well in Spain, growing total volumes by 5.9%, and increasing sales of Benson & Hedges Red by 20.4%. Reynolds was launched in the Canary Islands in October. The brand was introduced into the French, Italian and Spanish markets in early 2003. Initial trade and consumer response to Reynolds has been positive.

In Greece, our cigarette market share stood at 5.1%. We launched Odyssey a new cigarette formulated specifically to appeal to local Greek smokers in January 2003.

Export sales to EU accession states in the Baltics and Central Europe, and Balkan markets, increased by 56.4% to 5.9 billion sticks. We grew volumes in the Baltic accession states of Estonia, Latvia and Lithuania by 36.0%. This growth was driven by the launch of Vermont into these markets at the beginning of 2002. We broadly maintained our strong market position in Estonia, with a 24.3% share of sales to consumers.

We strengthened our position in the Central European accession states by opening offices in the Czech Republic and Hungary. We also enhanced our brand portfolio in the region, by launching the Benson & Hedges metal range in Hungary, the Czech Republic, Slovenia and Slovakia. Further south, sales to Balkan states increased sharply, driven by the success of Memphis and Ronson in Romania, Serbia, Kosovo and Bosnia. Our position has been further strengthened in the region by the opening of an office in Romania. By the end of 2002, we held a pan-Balkan market share of some 4%.

We have signed a purchase contract to acquire KT Merkury, a domestic Polish cigarette manufacturer. We believe we can develop a solid position in the Polish market – building on the existing 2% share held by Merkury’s brands, which include Strong and Viva. We will expand production capacity in the Polish Gostkow factory, and launch one or more of its strategic international brands. We own the trademark for brands including Benson & Hedges, Silk Cut, LD and Sobranie in Poland.

Tobacco Market

We gained the manufacturing capability to enter the Swedish snuff market through the acquisition of Gustavus, a local producer of both loose and portioned snuff in July 2002. The Gustavus brand was introduced into a selection of retail outlets throughout the last quarter of the year, and has been well received by retailers and consumers. The brand’s growth is being assisted by increased national distribution coverage and our Swedish sales force. By the year end, Gustavus’ share of the growing Swedish snuff market was approaching 1%.

Our share of the Greek hand rolling tobacco market grew to 36.6%, driven by a 33.7% increase in volume sales of Old Holborn and the launch of Amber Leaf.

Distribution Business

Our distribution businesses performed well in 2002. The division has benefited from the additional focused management brought to it by ourselves, and the rationalisation and improvement of its physical infrastructure and employee base.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

In Austria, Tobaccoland’s sales of both tobacco and non-tobacco products increased – assisted by the stable Austrian cigarette market and growth in the market for pre-paid phone cards. Improvements were made to Tobaccoland’s warehouse in Vienna during the year; good progress was made in updating information systems; and, the efficiency of the company’s distribution was enhanced through the implementation of route optimisation projects.

We have signed a three-year contract with Philip Morris to distribute that company’s brands in Austria through to the end of 2005. This distribution contract complements our contract manufacturing agreement.

The performance of our cigarette vending operation in Germany, Tobaccoland-Automatengesellschaft (“ATG”), started to stabilise in 2002. ATG benefited from improvements in vending market conditions and operational efficiency. The decline in the branded cigarette sector in Germany abated in 2002, and pricing parity for premium brands between vending and retail was re-established at the start of the year. ATG’s operating efficiency has been enhanced by: machine park rationalisation and improvement; the closure of five warehouses; and continued route optimisation. We have rationalised ATG’s machine park through the removal of certain machines, and the acquisition of a small number of machines from local operators in order to increase coverage in key strategic areas. Additionally, machines have been improved in terms of location and technology. 31,000 machines had been upgraded to comply with forthcoming youth protection requirements by the end of 2002.

We own 25.1% of Lekkerland-Tobaccoland (“L-T”) – Germany’s leading tobacco and food wholesaler. This operation’s performance was robust in 2002, helped by stable tobacco sales and an increase in sales of pre-paid phonecards. The integration of L-T’s tobacco and food businesses facilitated the closure of six warehouses during the year, and the effectiveness of the company’s remaining infrastructure was enhanced by the deployment of new processes and technology. In 2003, we expect L-T’s sales to be impacted by German government regulations regarding can recycling. The effect of this impact on sales, however, is not expected to be significant in terms of our materiality.

Commonwealth of Independent States

We continued to achieve strong growth across the CIS region in 2002. Volume sales increased by 26.0% to total 74.3 billion sticks, and we increased our share of consumer sales in each of our three key markets.

Turnover increased 26.9% to £331 million (2001: £261 million) and net turnover increased by 24.7% to £281 million (2001: £226 million) reflecting strong volume growth. At the start of 2002 we commenced trading on-shore in Ukraine.

EBITA has grown by 39.9% to £42 million reflecting the volume growth and mix improvements across the region. Total operating profit was £32 million (2001: £20 million).

Russia has continued to see the market moving up towards the higher price sector driving top line growth. We have commenced significant incremental sales and marketing investment behind our higher price brands in Russia. The Group has also invested behind ST Dupont through the joint arrangement with Sampoerna International.

In 2002, Kazakhstan’s performance benefited from: its integration into the CIS division; the move on-shore of primary production; and strong performances across the brand portfolio.

Overall, strong growth in Russia and Kazakhstan has more than offset the start up losses in Ukraine, where revenue gains have been offset by significant promotional support behind the brands in our first year of on-shore production.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

We continue to expect that enhanced growth in the CIS division – arising from the improved position in Kazakhstan, and the establishment of the Ukrainian operation – will largely offset the incremental marketing and sales investment in Russia in the short and medium term. Looking further forward, we are confident that the integration of the CIS operations – together with the incremental marketing and sales investment in Russia – should provide good benefits to the Group.

Russia

In Russia, we increased total volume sales by 13.1% to 63.0 billion sticks. Our full year retail market share grew to 13.3% from 12.9% in 2001. By December, our retail market share reached 13.7%, driven by the strength of the Group’s brands and increased national distribution coverage. Within the Russian cigarette market, the higher price sector continued to grow its share of retail sales to 23.3% in 2002 (2001: 18.5%). Within this sector, the premium sub-sector is becoming increasingly significant – accounting for 8.1% of the retail market in 2002 (2001: 6.8%). To maximise the opportunities for long term growth in Russia we are addressing this growing consumer preference through the introduction of higher price brands. We believe that our brand building expertise – leveraging off our national Russian distribution network – will enable us to develop a solid position in the premium sub-sector over the medium term, thereby improving our overall long term prospects in this market.

Within our sales mix, we continued to increase the growth of our brands in the intermediate and higher price sectors. In 2002, sales in these sectors accounted for 81.9% of our Russian volumes (2001: 65.4%). LD’s solid 5.5% retail market share underpinned sharp volume growth from Troika, Saint George and Novost in the intermediate price sector; and, from Sobranie and Sovereign in the higher price sector. In 2002, we established a 3.5% share of the higher price cigarette sector, up from 1.2% in 2001.

Kazakhstan

In Kazakhstan, our volume sales doubled to 5.8 billion sticks. Over 90% of these sales were in the higher and intermediate price sectors. Our full year share of consumer sales grew strongly to 20.4% from 12.2% in 2001. By December, our market share stood at 22.9%. Our brands performed strongly. Sovereign became the leading cigarette in Kazakhstan with a market share of 12.2%, and LD – which was launched in 2001 – experienced a sharp increase in market share to account for 5.1% of sales to consumers. Sobranie Classic was successfully launched in early 2002; and, by December, gained a market share of 1.0%.

Ukraine

We gained market share swiftly in Ukraine during 2002. Our brands accounted for 7.5% of sales to consumers for the full year (2001: 2.4%), and volumes totalled 5.5 billion sticks. This strong performance was led by LD, which gained a 3.3% share of sales to consumers by December. Higher and intermediate price brands accounted for some 70% of our volume sales in this market.

Rest of World

We achieved strong volume growth in our Rest of World division during 2002. Total cigarette volumes grew by 53.0% to 11.3 billion sticks, largely reflecting a resumption of sales to markets in Africa and the Middle East.

Rest of World turnover increased by 8.9% to £472 million (2001: £434 million) and net turnover increased by 18.9% to £122 million (2001: £103 million) reflecting strong volume growth, which was assisted by the recommencement of the lower margin African, Middle East and Latin America (“AMELA”) business.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

EBITA in 2002 was £44 million (2001: £46 million). Total operating profit in 2002 was £44 million (2001: £34 million). The Republic of Ireland, the main profit component of this division, has had another good year. Although the Irish market continues to soften, our volume sales have remained flat as market share has grown.

Outside Ireland, we invested in incremental marketing support behind brands in Korea and, with our partner Sampoerna International, in Malaysia, and, as anticipated, we experienced a reduction in profitability of its AMELA business due to increased costs associated with recommencing distribution.

In 2001 we incurred an exceptional charge of £12 million in making full provision against inventory and receivables associated with the cessation of a distribution agreement with the Group’s principal distributor for AMELA markets at that time. There has been no release from this provision during 2002.

Republic of Ireland

In the Republic of Ireland, our cigarette brands performed strongly; maintaining volume sales despite a modest decline in the overall market. Our leading cigarette market share grew to 50.7% from 49.5% in 2001. This solid performance was led by Benson & Hedges, which widened its number one brand position, to hold an 18.7% share of sales (2001: 17.7%).

We grew our leading position in the Irish cigar market to hold a 72.9% share of sales. Our share of the tobacco market declined moderately to 38.1%.

Asia Pacific

We made good progress in Asia Pacific in 2002. In-market sales increased by 11.1% to 345 million cigarettes. Our growth was led by robust performances from Sobranie Classic in North East Asia; and Sobranie Pinks, Mints and Cocktail in Asian Duty Free markets. In December, Sobranie Pinks, Mints and Blues were launched into Korea’s large slims market.

We have strengthened our network of relationships in the region. Following the signing of the letter of intent with the China National Tobacco Corporation, solid headway has been made towards the commencement of the agreement announced in 2002. Shanghai Tobacco and ourselves have formed a joint project team, and signed a heads of agreement, to progress the details of the proposed on-shore manufacture and distribution of a Gallaher brand in China, and the reciprocal production and distribution of a Chinese brand in Russia.

In January 2003, we bought the business of our third party representative agent – Gold Bond – in China, for a not material sum in cash. Our position in China has been strengthened by the establishment of representative offices in Beijing, Shanghai and Guangzhou. We also formed two joint ventures with Sampoerna International during the year.

AMELA

We organised our AMELA and contract manufacturing operations for export outside of Europe into a single business unit in 2002, so as to maximise regional benefits in the medium term. Volume sales increased to 7.5 billion sticks. This strong performance was driven by impressive growth from Sovereign and Dorchester International, which increased combined sales volumes by more than four times as they re-entered certain markets, and strong growth of Ronson in West Africa. Volumes manufactured under contract increased 10.2%.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

Manufacturing

Our manufacturing operations performed impressively in 2002: organic operations, and those of Austria Tabak, were integrated; cigarette production was increased substantially; product quality was enhanced; and, productivity (labour/manufacturing output efficiency levels) improvements were achieved.

United Kingdom

The successful implementation of a SAP resource planning system has significantly improved the operational planning process, and helped with the introduction of a range of more effective and efficient methods of working at our Lisnafillan cigarette factory. The system covers the complete manufacturing process, from the collection of sales forecasts, to the planning of machine schedules and material requirements.

In addition, the installation of new machinery, including three Ultra High Speed complexes, has led to improvements in cigarette quality and productivity. Cigarette productivity at Lisnafillan increased by 8.7% in 2002. Despite short term increases in tobacco and NTM ( Non Tobacco Materials ) costs, cigarette unit costs were reduced modestly in real terms when compared to 2001.

As part of the closure of our factory at Malmö in Sweden, production of Rolling and John Silver handrolling tobacco was transferred to Lisnafillan’s tobacco factory. Tobacco productivity was increased by 4.2% when compared to 2001, and unit costs were reduced by 3.5% in real terms.

The continued introduction of state-of-the-art packing machinery at the Group’s cigar factory in Cardiff drove improvements in efficiency, and facilitated the launch of Hamlet Miniatures Filter. Overall productivity at the factory increased by 14.2% in 2002. Cigar unit costs were reduced by 4.3% in real terms when compared to 2001.

Continental Europe

Our Continental European manufacturing division performed impressively in 2002 – contributing both new capacity and new expertise to our business.

Our Austrian cigarette factories have substantially increased production due to: the transfer of Swedish cigarette volumes from Malmö; the transfer of American blend production from Lisnafillan; new volumes attributable to RGI; and, organic growth. The factories successfully faced challenges associated with the reorganisation of the sites owing to transfers of machinery and the training of new machine crews. Underlying productivity increased by 2.9%.

In addition to the production of cigars for the Austrian market, our cigar factory at Fürstenfeld commenced production of Terranos for export to the French market, and Hamlet Aromatic for export to the UK.

Commonwealth of Independent States

We substantially increased production in the CIS in 2002 to meet the growing demand for our brands across the region. Productivity in our factories increased, despite the disruption associated with the re-organisation and installation of machinery in Russia, and the transfer of machinery from Russia to Kazakhstan and Ukraine.

Our cigarette factory in Moscow increased volumes and enhanced efficiency, while remaining highly flexible in order to meet the changing requirements of Russian consumers. Overall productivity grew by 43.7% – driven by a reduction in crewing levels, the introduction of faster machinery, and enhanced performances from existing machines.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

In Kazakhstan, our factory at Almaty more than doubled volume output, and increased productivity by 46.0% during 2002. The factory benefited from additional machinery and staff training. Machinery was transferred to Almaty from Moscow and the UK, and staff received training at our Moscow factory.

Our Ukrainian factory at Cherkassy began production in February 2002. The factory has continuously increased volume output, productivity and flexibility throughout the year.

Republic of Ireland

Our cigarette factory in Dublin had a strong year in 2002, producing record volumes and increasing productivity by 2.7%.

Liquidity and Capital Resources

Cash Flow Analysis Year 2002, 2001 and 2000

Net Cash Inflow from operating activities

Net Cash Inflow from operating activities was £519 million, £591 million and £297 million in the years ended December 31, 2002, 2001 and 2000, respectively. Austria Tabak was acquired in September of 2001 and represents the key driver in the increase in net cash inflow from operating activities.

We continued to be highly cash generative in 2002, with a net cash inflow from operating activities of £519 million (2001: £591 million). This largely reflects the increase in operating profit (to £498 million (2001: £426 million), offset by increased levels of working capital investment year on year.

In 2002, the increased working capital investment is largely attributable to: higher trade debtors in the UK at the end of the year; higher levels of duty paid finished goods in Continental Europe and the Republic of Ireland; increased trade debtors in the CIS in line with top line growth – accelerated ahead of duty increases in January 2003 and an extended winter holiday period; and, partly offset by increased excise duty payable in the UK and Continental Europe. These short term working capital increases at the end of 2002 are already largely reversed.

In 2001 we had a net cash inflow from operating activities of £591 million. This largely reflected an improvement in our working capital position. This improved working capital position largely arose from a reduction in UK stock levels and an increase in excise duties payable and was partly offset by an increase in Liggett-Ducat’s trade debtors which reflected the growth in its operations. In addition, increases in both debtors and creditors reflect the phasing of cash receipts and payments for toll cards in Austria Tabak since acquisition.

Dividends received from associate

Dividends received from associate were £12 million in 2002. In 2001 and 2000 no dividends were received from our associate. The interest in our associate was acquired as part of Austria Tabak, as a result 2002 was the first year where dividends were available to us.

Returns on investments and servicing of finance

Returns on investments and servicing of finance were net out flows of £135 million, £89 million and £94 million in the years ended December 31, 2002, 2001 and 2000, respectively. Higher net finance payments of £135 million (2001: £89 million) reflect a full year of financing the Austria Tabak acquisition.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

Taxation

Taxation was £101 million, £111 million and £80 million in the years ended December 31, 2002, 2001 and 2000, respectively. 2002 saw a reduction in actual taxation paid as a result of reduced UK profits. The increased taxation payments in 2001 reflected the inclusion of Austria Tabak, a higher proportion of UK taxation paid on account in respect of the current year, and the loss of the cash flow benefit in 2000 of setting off advanced corporation taxation paid in previous years.

Capital expenditure and financial investment

Capital expenditure and financial investment were £109 million, £118 million and £79 million in the years ended December 31, 2002, 2001 and 2000, respectively. Capital expenditure and financial investment was £109 million (2001: £118 million). Investment in tangible fixed assets amounted to £130 million (2001: £113 million) although this was partly financed by proceeds of £29 million (2001: £5 million) principally from the disposal of non-core assets by Austria Tabak, including the sale of the Malmö factory site. The UK saw continued investment in its: production facilities; kiosks and gantries; and SAP information systems, which successfully went live in June 2002. Continental Europe continued to invest in ATG, to meet regulatory requirements impacting in 2007, and the CIS saw investment in its production facilities and its distribution infrastructures.

It is anticipated that our investment in tangible fixed assets will remain at this level in the short term.

Capital expenditure and financial investment of £118 million in 2001 was £39 million above 2000 levels. This increase was attributable to a higher level of tangible fixed asset additions which was partly offset by a reduction in the level of trademark acquisitions. 2001 saw an increased level of investment in our UK operations, with investment in SAP information systems and in the factories. We also increased investment in our factories in the Republic of Ireland, Russia and Kazakhstan.

Acquisitions and Disposals

Total expenditure on acquisitions was £14 million, £1,154 million and £250 million in the years ended December 31, 2002, 2001 and 2000, respectively. Net expenditure on acquisitions and disposals in 2002 comprised payments associated with completing the acquisition of Austria Tabak and the acquisition of Gustavus – a small Swedish snuff manufacturer. In 2001 total expenditure on acquisitions, less net cash acquired, amounted to £1,154 million as a result of the acquisition of Austria Tabak. Acquisitions in 2000 related to our purchase of Liggett-Ducat, which was financed out of our existing facilities.

Equity Dividends paid

Equity Dividends paid were £169 million, £151 million and £146 million in the years ended December 31, 2002, 2001 and 2000, respectively.

Net cash inflow/(outflow) before management of liquid resources and financing

Net cash inflow/(outflow) before management of liquid resources and financing was £3 million, £(1,032) million and £(353) million in the years ended December 31, 2002, 2001 and 2000, respectively.

Management of liquid resources

Management of liquid resources was £1 million, £13 million and £9 million in the years ended December 31, 2002, 2001 and 2000, respectively.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

Financing

Net cash inflow/(outflow) from financing was £(3) million, £992 million and £382 million in the years ended December 31, 2002, 2001 and 2000, respectively. Bank loans amounting to £536 million were repaid during 2002 principally from the proceeds of a €900 million Eurobond issued in 2002.

To help finance acquisitions we saw a net cash inflow from financing of £992 million in 2001. Bank borrowings generated £87 million and other loans, principally comprising bond issues, raised £756 million of new finance. In addition, £148 million was raised through the placing, on 26 June 2001, of 35.7 million of new ordinary shares.

Net Cash

Increase/(decrease) in net cash was £1 million, £(27) million and £38 million in the years ended December 31, 2002, 2001 and 2000, respectively.

The short term working capital increases at the end of the year, which have already been largely reversed, and adverse foreign exchange effects, arising from the impact of a stronger Euro on our predominantly Euro-based debt, have led to our net debt increasing to £2,493 million at the year end (2001: £2,425 million). The strengthening of the Euro, particularly during the last quarter of 2002, resulted in exchange revaluations increasing net debt by £74 million. Our weighted average level of net debt in 2002 was £2,310 million.

Treasury

We have a centralised treasury function that is responsible for the management of our financial risks, liquidity and financing requirements. The treasury function is not a profit centre and its objective is to manage risk at optimum cost. Treasury operations are conducted within a framework of policies and guidelines authorised by the Board, and are monitored by the Treasury Committee, consisting of senior executives, including the Finance Director and Chief Executive. This framework provides flexibility for the best execution of Board approved strategies. Summaries of treasury activities and exposures are reported on a regular basis to our Board and the internal control environment is reviewed regularly.

We hold or issue financial instruments to finance our operations and to manage the interest rate and foreign exchange risks arising from operations and from our sources of finance. Details of the financial instruments held by the Group at the year end are disclosed in note 19 to the financial statements.

Financing and Liquidity

Our principal sources of financing in 2002 have been bond issues, bank borrowings and retained profits. It is our policy to maintain sufficient committed borrowing facilities, with a mix of long and short term debt, to enable us to meet our business objectives.

At the year end, bond issues amounted to £1,808 million, comprising a £300 million bond maturing in May 2009, a €375 million bond maturing in August 2008, a €750 million bond maturing in October 2006, a €900 million bond maturing in January 2005 and European medium term notes amounting to £189 million. Since the year end, we have issued a £250 million bond maturing in February 2013. In addition, at the year end, the Group’s committed bank facilities comprised amortising term loans of €295 million with a final repayment date in 2007, a syndicated revolving facility of £900 million maturing in June 2006 and working capital facilities amounting to £125 million maturing in April 2003.

Since the year end, we have refinanced the syndicated revolving facility of £900 million and the working capital facilities of £125 million with a £650 million syndicated revolving facility, with £150

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

million maturing in March 2004 and £500 million maturing in March 2008. We have also cancelled £400 million of the current syndicated revolving facility with effect from 19 February 2003.

The weighted average maturity of committed debt at the year end was 3.5 years (2001: 4.3 years). Following the post year end bond issue and the refinancing of the syndicated revolving facility, the weighted average maturity of committed debt has increased to 4.0 years with a spread of maturities extending to 2013, designed to ensure that the amount of debt maturing in any year is within our ability to repay or refinance.

The available headroom under the committed bank facilities at the year end was £528 million.

Our credit ratings are BBB (Stable Outlook) and Baa3 (Stable Outlook) from Standard & Poor’s, a Division of the McGraw-Hill Companies, and Moody’s Investors Service Limited respectively. These ratings allow us to access the international capital markets and issue debt to a global investor base which would be restricted in the event of a rating reduction to below investment grade.

Certain of our debt instruments contain covenants that if our credit rating is downgraded below BBB minus in the case of Standard & Poor’s or below Baa3 in the case of Moody’s, additional interest accrues from the next interest period at the rate of 1.25 percentage points, in the case of the following bonds issued by ourselves: €750 million in October 2001, €900 million in January/March 2002 and £250 million in February 2003, and 1.0 percentage point in the case of the committed syndicated bank facility. In the event that both credit ratings are subsequently raised or reaffirmed to BBB minus and Baa3, respectively, the additional interest no longer accrues from the next interest period.

The only financial covenants applying to our facilities relate to the committed revolving bank facilities. These require us to maintain interest cover above 3.5 times based on pre-FRS 17 EBITDA; net debt below a multiple of pre-FRS 17 EBITDA of 3.75 times at 31 December 2003, falling to below 3.5 times by 31 December 2004. We continue to comply with all borrowing obligations and financial covenants have been satisfied with an EBITDA interest cover at 5.0 times and a net debt multiple of 3.8 times at 31 December 2002.

Reconciliation of pre FRS 17 EBITDA interest cover and net debt multiple

2003 £’m
Total Operating Profit	505
Depreciation	74
Amortisation	80
Net retirement benefits financing income	7

Earnings before interest, tax ,depreciation and amortisation (EBITDA)	666

Net interest and other financing charges	(134)

EBITDA / Interest cover	5.0

Net Debt	2,493

Net Debt / EBITDA	3.8

Subsequent to the year end we have entered into a new £650 million committed syndicated revolving facility which requires us to satisfy the same financial covenants, adjusted for the effects of FRS 17, with the exception that the consolidated net debt will no longer be required to remain below £3,000 million.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

The following table summarizes certain of our contractual obligations at 31 December, 2002 and the effect such obligations are expected to have on our liquidity and cash flow in future periods.

	Payments Due by Period in millions

Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

Long-Term Debt
Sterling	£720	–	–	£420m	£300
Euro	€2,311	€33	€1,013	€890m	€375
US Dollars	$237	–	–	$237m	–
	–		–
Swedish Krona	SEK625	SEK125m	SEK250m	SEK125m	–

Operating Leases	£8	£2	£2	£2	£2

Unconditional Purchase Obligations	£21	£21	–	–	–

We believe that we have adequate resources to continue in operational existence for the foreseeable future.

Interest Rate Risk

We are exposed to fluctuations in interest rates on our net debt. In order to manage the impact of adverse variations in interest rates on our profits, the Group borrows at fixed and floating rates of interest and, where necessary, uses interest rate derivatives to maintain a target level of fixed interest rate cover in the current and subsequent two years of between 25% and 75% of the level of core debt. At the year-end, fixed interest rate debt represented approximately 70% of total gross debt. The sales of interest rate swap options; floors and caps have lowered the effective fixed interest rate payable. All interest rate derivative transactions have been accounted for as hedges.

Interest rate management improves the accuracy of our business planning process and helps manage the level at which EBITA covers net interest expense. We currently target this at levels between 4.5 and 5.5 times.

Foreign Currency Risk

Due to the international nature of our operations, we are exposed to exchange rate fluctuations on the translation of the results of overseas subsidiaries into sterling and trading transactions in foreign currencies.

We have continued a policy of only hedging balance sheet translation exposures to the extent that foreign currency liabilities, including borrowings, provide a natural hedge. On significant acquisitions of overseas companies, borrowings are raised in the functional currency of the operations to minimise translation risk. It remains our policy not to hedge profit and loss account translation exposures.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

Transaction exposures are hedged where deemed appropriate and where they can be reliably forecast with the use of forward exchange rate contracts. No such contracts were outstanding at the year-end.

Bank Counter-party Risk

We have cash and bank deposits and other financial instruments that give rise to credit risks in the event of non-performance by counter-parties. Credit risk is managed by limiting the aggregate amount of exposure to any one entity and our policy of only transacting with major international financial institutions with an investment grade credit rating.

Research and Development, Patents and Licences

Due to the nature of our business, the majority of our expenditure on research and development is not separately classified. The development of new brands and markets and market research is included in marketing and advertising expenditure. Costs in respect of improved manufacturing efficiency and tobacco leaf blend development are included in production overheads.

As well as assisting in these projects, the research and development facilities are used for the quality control of our production and the monitoring of our environmental and health and safety obligations.

All of these ongoing costs are charged in our profit and loss account as they are incurred.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

ITEM 6 DIRECTORS, SENIOR MANAGEMENT and EMPLOYEES

A	Directors and Senior Management

The following is a list of executive and non-executive directors .

Executive directors

Nigel Northridge, aged 47, Chief Executive, was formerly sales and marketing director. Mr Northridge chairs the Group executive and management committees He joined Gallaher in 1976. He is a non-executive director of Aggreko Plc. He is due for re-election as a director in 2004 or earlier.

Nigel Dunlop, aged 46, was appointed Group Operations Director with effect from 1 January 2003, and is a member of the Group executive, management and occupational health, safety and environment committees. Mr Dunlop also chairs the Group’s operations committee. He joined Gallaher in 1980. He is due for re-election in 2006 or earlier.

Neil England, aged 49, Commercial Director – UK and Republic of Ireland joined the Group on 1 January 2002. He is a member of the Group executive and management committees and chairs the occupational health, safety and environment committee. He is a non executive director of The Eastern European Trust Plc. He is due for re-election as a director in 2005 or earlier.

Mark Rolfe, aged 44, Finance Director, is a chartered accountant, chairs the treasury committee and is a member of the Group executive and management committees. He joined Gallaher in 1986 and is due for re-election in 2004 or earlier.

Nigel Simon, aged 47, who is based in Vienna, was appointed Commercial Director – Continental Europe, with effect from 1 January 2003. He is a member of the Group executive and management committees. He joined Gallaher in 1984 and is due for re-election as a director in 2006 or earlier.

Non-Executive directors

Peter Wilson, aged 61, Chairman of the board, was formerly chairman and chief executive of the Group from May 1997 to December 1999. Mr Wilson also chairs the nominations committee. He joined Gallaher in 1969. He is a non-executive director of Powergen Limited, Somerfield Plc and Fortune Brands, Inc. He is due for re-election as a director in 2006 or earlier.

Sir Graham Hearne, CBE (appointed May 1997), aged 65, non-executive Deputy Chairman, is non-executive chairman of Novar Plc, Braemar Seascope Group PLC and Catlin Westgen Group, and a non-executive director of N.M. Rothschild & Sons Ltd. Sir Graham is the senior independent director, chairs the remuneration committee and is a member of the audit and nominations committees. He is due for re-election as a director in 2006 or earlier.

Alison Carnwath (appointed January 2003), aged 50, a chartered accountant, is a non-executive director and a member of the remuneration committee. She will be a member of the audit committee from June 2003. She is chairman of The Vitec Group Plc, and a non-executive director of Man Group Plc, Friends Provident Plc and Dwr Cymru. She is due for re-election in 2006 or earlier

Richard Delbridge (appointed January 2002), aged 60, a chartered accountant, is a non-executive director and chairman of the audit committee. He is a non-executive director of Egg Plc, Balfour Beatty Plc, Tate & Lyle PLC and Cazenove Plc. He is due for re-election as a director in 2005 or earlier.

Back to Contents

GALLAHER GROUP Plc

 Form 20-F 2002

John Gildersleeve (appointed May 1997), aged 59, is a non-executive director and a member of the nominations and remuneration committees. He is a director of Tesco PLC, and a non-executive director of The Carphone Warehouse Group PLC. He is due for re-election in 2005 or earlier.

Dr Antony Portno, CBE (appointed May 1997), aged 64, is a non-executive director and a member of the audit and remuneration committees. He is a non-executive director of Wilson Bowden Plc. He is due for re-election in 2005 or earlier.

B	Compensation

Introduction

The following information sets out the remuneration policy and details the remuneration of our executive and non-executive directors for the year ended 31 December 2002.

Composition and terms of reference

The Remuneration Committee is chaired by Sir Graham Hearne. As at 31 December 2002 it comprised three independent non-executive directors, Sir Graham Hearne, John Gildersleeve and Tony Portno (following the resignations of Richard Brooke in May 2002 and Caroline Marland in October 2002, both non-executive directors). Alison Carnwath was appointed as a non-executive director of the Group and as a member of the Remuneration Committee with effect from 1 January 2003.

The Remuneration Committee is responsible for determining remuneration policy, as well as the remuneration arrangements of individual executive directors (and the company secretary), operating within clear, written terms of reference from the board. The Remuneration Committee also oversees the Company’s employee share schemes.

During the period under review, internally the Remuneration Committee sought the assistance of the chairman, chief executive, group legal director1 and company secretary2 on matters relating to performance and remuneration. No executive was present at any meeting or any part of a meeting when their own specific arrangements were being discussed. Externally, Towers Perrin provide independent market information and remuneration advice on an ongoing basis, and representatives from Towers Perrin attend Remuneration Committee meetings as and when required. In 2002 Towers Perrin attended two of the five Remuneration Committee meetings. During 2002 Towers Perrin also provided a limited amount of advice to the Group related to general compensation and benefits matters.

Remuneration policy statement

In an increasingly competitive environment and with an enlarged international spread of operations, our approach remains to attract and retain people of the highest quality throughout the Company. We believe that the level of remuneration and other benefits must be set appropriately to achieve this in each business region/country in which we operate. The Remuneration Committee’s goal is to provide and operate a remuneration policy, which is consistent with our objectives. The policy is kept under review in light of emerging best practice and market conditions. Thus, the policy aims to attract and retain high calibre senior executives, align executive rewards with shareholder value creation, motivate executives to achieve challenging performance levels and consider both individual and company performance.

Policy on remuneration

It is the present intention of the Remuneration Committee that, for 2003 and subsequent years, our policy on the remuneration of any person who serves as a director of the Company will remain within

1	Chris Fielden until his retirement on 30 November 2002
2	Nigel Bulpitt until his retirement on 30 June 2002, thereafter Tom Keevil

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

the above policy guidelines. The Remuneration Committee will, however, keep the policy under consideration. In determining policy and giving effect to it the Remuneration Committee reviews the remuneration practices of a comparator group consisting of other FTSE 100 consumer orientated companies on an annual basis to ensure that the Remuneration Committee’s approach is consistent with best practice amongst that peer group. The details of all elements of the actual remuneration package for each director are outlined below.

In order to achieve the remuneration policy goals, the executive remuneration package consists of basic salary, incentives, and benefits. Remuneration is also structured to align the interests not only of directors, but also of employees, with those of shareholders. Accordingly, in addition to directors, certain senior executives across the Group are invited by the Remuneration Committee to participate in two long term performance based plans. The basic salary, pension, medical and life assurance elements are fixed. By contrast, the annual cash bonus and awards under the two long term incentive plans are related to the performance of the Group. It is also the Company’s policy to provide a significant portion of the total potential rewards through the performance based schemes and, at least, half of the total value of the package for senior executives is performance related. A significant proportion of the remuneration of many employees is also related to profits. Employees are encouraged to build up shareholdings in the Group through participation in the Company’s Savings Related Share Option Scheme (the “SRSOS”) which is open to all UK employees and employees in certain overseas locations. It is intended to extend eligibility to participate in the SRSOS to additional overseas locations in 2003. UK employees can also participate in an Inland Revenue approved Share Incentive Plan (the “SIP”).

Payments under the annual cash bonus arrangements depend on achievement of profit targets set by the Remuneration Committee. Following amendments approved at the 2002 Annual General Meeting (“AGM”), rewards under the two long term incentive plans from 2002 onwards relate to achievement of real growth in earnings per share (“EPS”) targets set by the Remuneration Committee (see below for details of the performance share plan schemes in place prior to 2002). Growth in EPS is considered an appropriate measure by which to assess the performance of executives in the tobacco sector because it more closely aligns a key shareholder requirement, a robust income stream from which to fund dividends, with management’s interests. Unlike total shareholder return (“TSR”), i.e. dividend flow and capital growth in a share’s value over performance periods, EPS is not subject to factors outside management’s control which impact upon the performance of the tobacco sector as a whole. The Remuneration Committee considers that annual earnings growth should be expected, but that measures to ensure longer term growth in earnings also need to be encouraged. The Remuneration Committee also considers that three year cycles for earnings growth are appropriate to reward executives for continuing long term earnings. Against this background the Remuneration Committee uses adjusted EPS within three year cycles as the appropriate measure of performance. Adjusted EPS is considered to be an appropriate measure which is independently verifiable from the annual report and financial statements. The vesting of awards, including for the 2002-2004 period, are contingent upon the achievement of minimum and maximum levels of adjusted EPS targets set by the Remuneration Committee annually, details of which are set out below.

Non-executive directors.

The board, as a whole, determines the fees paid to the chairman and other non-executive directors taking into account market norms, comparisons with companies of equivalent size and the duties required of non-executive directors, based on information provided by Towers Perrin and, where appropriate, the recommendations of the chairman (on matters other than his own remuneration) and chief executive, supported by the company secretary. Fees are reviewed annually. The non-executive directors have letters of appointment specifying three year fixed terms of office, with three month notice periods. They are not eligible for company pension scheme membership, nor do they participate in any of the Group’s bonus or long term incentive plans (with the exception of the chairman, who participated in incentive plans while in the executive employ of the Company and as a retired executive is a member of the management pension scheme).

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

Service contracts

The service contracts of all executive directors are with Gallaher Limited. Since July 2001, except in the event of termination following a change of control the policy of the Group is that all executive directors have a one year notice provision in their contracts, such notice period not extending beyond their normal retirement age of 60 years. Nigel Simon has a service contract with Austria Tabak (now part of our Continental European Division) in respect of his services to that company. He also retains his Gallaher Limited contract, the terms of which have been adjusted so that his remuneration, albeit divided between the two contracts, is settled in aggregate by the Committee.

Details of the contracts of service or letters of appointment of each person who has served as a director of the Company at any time during the 2002 financial year are set out below:

	Date of appointment	Date of current contract/letter of appointment	Expiry date/unexpired term of contract/ appointment on 31 Dec 2002	Notice period under contract/ appointment letter

Executive directors
Nigel Northridge	15 Apr 1997	1 Nov 2002	13 yrs 1 mnth	12 months
Bill Curry	8 May 1997	12 Dec 2000	Exp 31 May 2002	n/a
Neil England	1 Jan 2002	1 Nov 2002	11 yrs 5 mnths	12 months
Chris Fielden	8 May 1997	1 Nov 2002	Exp 30 Nov 2002	n/a
Mark Rolfe	1 July 2000	1 Nov 2002	15 yrs 11 mnths	12 months
Heinz Schiendl	1 Jan 2002	1 Jul 1996	Exp 31 Dec 2002	n/a
Nigel Simon	13 May 1997	25 Feb 2003	13 yrs	12 months

Non-executive directors
Peter Wilson	1 Jul 2001	1 Jul 2001	1 yr 6 mnths	3 months
Sir Graham Hearne	13 May 1997	13 May 2000	4½ mnths	3 months
Richard Brooke	13 May 1997	13 May 2000	Exp 15 May 2002	n/a
Richard Delbridge	24 Jan 2002	24 Jan 2002	2 yrs 3 wks	3 months
John Gildersleeve	13 May 1997	13 May 2000	4½ mnths	3 months
Thomas Hays	13 May 1997	13 May 2000	Exp 31 May 2002	n/a
Caroline Marland	1 Jun 2002	1 Jun 2002	Exp 22 Oct 2002	n/a
Tony Portno	13 May 1997	13 May 2000	4½ mnths	3 months

There is no predetermined level of compensation on termination under any of the service contracts. As a guideline, normal termination payments under directors’ contracts are not intended to exceed 100% of annual base salary plus bonus, in line with the one year notice period. However, in limited circumstances, for two years following a change in control of Gallaher Limited and the subsequent termination of an executive’s employment, an executive director with a Gallaher Limited contract will be entitled to be paid a sum equal to two years of his basic salary at the then current rate and two times the average percentage of annual executive directors’ bonus received in the three years prior to the change of control, applied to the then current rate of basic salary, plus twice the value of the benefits in kind received in respect of the 12 month period preceding the change of control. An executive director cannot, ho! wever, unilaterally elect to resign upon a change of control with the benefit of these arrangements. The Remuneration Committee is fully aware of the need, in all other circumstances, to ensure that an appropriate settlement is reached, should a director’s employment be terminated with or without notice.

Basic salary

In setting the basic salary for each executive director (and the company secretary), the Remuneration Committee reviews market data provided by Towers Perrin of an appropriate FTSE 100 comparator group, comprising primarily companies in the fast moving consumer goods sector, and considers each

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

director’s experience, performance and responsibilities. The Remuneration Committee also considers the levels of increase awarded to the Group’s UK employees and the overall performance of the Group. Basic salaries are generally reviewed on an annual basis or following a significant change in responsibilities.

Incentive arrangements

Awards under the annual cash bonus scheme, whilst remaining in the absolute discretion of the Remuneration Committee, are based on the Remuneration Committee’s assessment of the annual performance of the Group, focusing on growth in profits. As a matter of practice, bonuses are not awarded unless the targets set by the Remuneration Committee are met. In respect of 2002 the maximum possible bonus for all executive directors was 50% and the actual bonus awarded to directors amounted to 42.56% of basic salary. Following advice received from Towers Perrin that annual bonus targets had become out of line with the comparator group the Remuneration Committee reviewed the level of potential bonuses for 2003 onwards and revised the maximum bonus level for 2003 to 65% of basic salary with an additional incentive of 5% for the chief executive.

Long term incentive plans.

These consist of a deferred bonus plan (“DBP”) and a performance share plan (“PSP”). The two plans are designed to align the interests of the participants with those of the shareholders over the long term through the allocation of ordinary shares in the Group, contingent upon the Group’s performance. The incentive plan targets are applied uniformly to all executive directors, the company secretary and certain senior executives reporting to them. The aim is to encourage a team approach and a focus on the well-being of the Group as a whole.

Deferred bonus plan.

The purpose of the DBP is to encourage senior executives, invited to participate, to invest in the Group’s shares and remain committed to the Group’s growth and future performance. Following the resolution passed at the May 2002 AGM of the Group, for awards made from 2003 onwards, if, upon invitation, a participant pledges shares up to a maximum value equal to 100% of his/her annual bonus (which shares must be held by the employee throughout the performance period) and the Group achieves predetermined targets for real growth in adjusted EPS over a three year period (as set by the Remuneration Committee), the Group will award the participant, at no cost to the participant (other than taxation charges), additional shares. The minimum number, which the participant will receive, having held shares for the full three year cycle, will be one half of the number originally pledged. If the performance targets are met in full th! e participant will receive the maximum number of additional shares, namely one and a half times the number originally pledged. Awards between the minimum and maximum are calculated on a linear basis and depend upon the extent to which the Group achieves its targets. Details of the shares awarded to directors under the DBP are set out in the “deferred bonus plan” table included elsewhere in this section.

Real growth in adjusted EPS over the 2000-2002 performance period was within the target range of between 2% and 10%, and thus 145.5% of the original conditional award was payable. The gain attributable to each director will be disclosed in the 2003 Remuneration Report. Awards were made in 2002 to a number of senior executives, including the executive directors, under the DBP. The vesting of these awards is conditional upon the achievement of targets set by the Remuneration Committee over the three financial years 2002-2004.

Performance share plan

The purpose of the PSP is to reward executives for delivering growth in shareholder value through an annual award of shares, in the case of executive directors, up to a maximum value of 100%* of salary at the discretion of the Committee.

*	varied from 75% to 100% of salary by virtue of resolution 9 passed at the Group’s 2002 AGM

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

For the cycles ending 2002 and 2003 performance continues to be measured by reference to TSR and real growth in adjusted EPS. The TSR of the Group is ranked against the relative TSR of each of those companies included in the FTSE 100 share index at the time the award is made. An upper quartile ranking will produce vesting of half of the total award, a median ranking, 10%. The proportion vested for each ranking between these two levels is calculated on a linear basis. No award will be earned by a ranking at or below the 49th percentile. The Committee considers that an upper quartile ranking demonstrates a challenging level of TSR. The extent to which the remaining half of the shares vest is determined by the real growth in adjusted EPS over the measurement period compared with a target range, again, set by the Committee. Achievement at or above the top of the range will produce vesting of half of the total award. Achievement of the bottom of the range will provide 10% of the total award and the proportion vested for achievement between the top and bottom of the range is again calculated on a linear basis. No award is made if performance is below the bottom of the range.

Real growth in adjusted EPS over the 2000-2002 performance period was within the target range and therefore contributed 48.2% to the total award. In the 2000-2002 performance period the TSR of the Group was top of the FTSE i.e. at the 100th percentile as measured against the FTSE 100 and accordingly TSR contributed 50% to the total award. Therefore an aggregate of 98.2% of the 2000-2002 original conditional awards will vest. The gain attributable to each director will be disclosed as remuneration in 2003 and details of awards to directors under the PSP are detailed in the “performance share plan” table included elsewhere in this section. Awards were made in 2002 to a number of senior executives, including the executive directors, under the PSP, in accordance with the rules of the plan.

Targets set for performance periods

The Remuneration Committee has discretion to set targets for real growth in adjusted EPS for each performance period. The targets set for real growth in adjusted EPS for the DBP and PSP for the performance periods 2002-2004 and 2003-2005 are 2% real growth per annum for the minimum threshold and 10% real growth per annum to achieve the maximum applicable award.

Savings related share option scheme

The executive directors are eligible to participate in the SRSOS. The SRSOS was established in 1997. Participants, who enter into a savings contract to a maximum level of £250 per month, are granted options to subscribe for shares in the Group. The board may determine that an option is to be granted at a discount. The maximum discount is 20% of the then prevailing share price. The options held by directors under the SRSOS are included in the disclosure of directors’ interests in shares elsewhere in this section.

Share incentive plan

Following approval at the 2001 AGM, a SIP (formerly called an AESOP) was launched in February 2002. UK employees have the opportunity to invest up to £125 per month in the Group’s shares out of their pre-tax income. These shares are then held in trust and each separate purchase of shares will become free of income tax and national insurance, if held for five years. Employees can participate in the SIP, in addition to the SRSOS. The shares held by directors under the SIP are included in the disclosure of directors’ interests in shares elsewhere in this section.

Pensions

With the exception of Heinz Schiendl (who remained within the defined contribution pension arrangements provided by Austria Tabak), executive directors have contractual pension entitlements under their service agreements, which continue after their employment and are members of the Group’s principal management pension scheme. This is an Inland Revenue approved, defined benefit occupational pension scheme based on final salary (excluding annual bonus payments and awards under the long-term incentive plans). In common with all members executive directors do not make

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

contributions to the scheme, other than additional voluntary contributions (“AVCs”). In addition the scheme provides executive directors with life cover of four times basic salary.

Other benefits

All executive directors are provided with a company mobile phone, a company car (or an allowance in lieu), personal accident insurance and medical insurance. The taxable value of these benefits and any free issues of tobacco products are included in the Directors’ Emoluments table. Nigel Simon’s benefits also include costs relating to his Continental European duties in Vienna. None of the non-executive directors have these benefits other than personal accident insurance and life assurance while conducting company business, with the exception of the chairman, who additionally is provided with a mobile phone and, as a retired executive employee, medical insurance.

Directors’ contracts and compensation

The total salaries, fees and benefits paid to or receivable by each person who served as a director of the Company at any time during the year appear below. These include all payments for services as a director of the Company, its subsidiaries or otherwise in connection with the management of the Company’s business and any other directorship he/she holds because of the Company’s nomination.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

	Total Salary £000	Fees £000	Bonuses £000	Incentive Plans £000	Value of any other non-cash benefits £000	Total Remuneration for 2002 £000	Total Remuneration for 2001 £000

Executive directors
Nigel Northridge	525	–	223	228	10	986	786
Bill Curry	108	–	46	196	16	366	515
Neil England	275	–	117	–	46	438	—
Chris Fielden	267	–	114	290	23	694	655
Mark Rolfe	340	–	145	69	17	571	447
Heinz Schiendl	228	–	239	–	7	474	–
Nigel Simon	332	–	139	192	37	700	651

Non-executive directors
Peter Wilson	–	200	–	585	1	786	791
Sir Graham Hearne	–	66	–	–	–	66	66
Richard Brooke	–	15	–	–	1	16	35
Richard Delbridge	–	33	–	–	–	33	–
John Gildersleeve	–	32	–	–	–	32	31
Thomas Hays	–	13	–	–	1	14	31
Caroline Marland	–	13	–	–	–	13	–
Tony Portno	–	32	–	–	–	32	31

Total	2,075	404	1,023	1,560	159	5,221	4,039

Notes:
(a)
In relation to the value of non-cash benefits, where received, the values indicated relate to the following benefits received by those directors: company car, mobile phone, private health care and limited supplies of tobacco products. In addition, directors are covered by personal accident and life insurance while on company business. There are no Expense Allowances chargeable to UK income tax.

(b)
Mr Wilson was invited to participate in the long term incentive plans while employed as chief executive of the Group (ie, the awards granted in March 1998 and March 1999, and vesting in March 2001 and March 2002 respectively). The value of the award shown above reflects the final maturity due to Mr Wilson under these arrangements. There are no further awards available to vest to him.

(c)
Mr Schiendl received a termination payment of £137,043, which was a contractual entitlement under the terms of his employment contract with Austria Tabak at the time the Group acquired that company. This amount is included in the bonus figure set out above.

(d)
Mr Simon has elected to waive part of his basic pay in 2002 and part of his bonus entitlements, if any, for 2003 and 2004. The decision relates to restrictions on pension AVCs caused by his employment in Vienna and is in exchange for improved pension terms.

(e)
Included in Mr England’s non-cash benefits is the taxable benefit arising from the contributions paid to his funded unapproved retirement benefits (“FURB”) resulting from the restrictions imposed by the Inland Revenue earnings cap.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

Directors’ long term incentive plan awards. The long term incentive plan (“Ltip”) awards of each person who has served as a director of the company which were outstanding at any time in the financial year are as set out below:

Performance Share Plan.

	Performance Period	Maximum potential share awards outstanding at 1 Jan 2002	Awards vesting during 2002 (vesting share price £5.0375 on 12 Mar 02; share price at award on 1 Apr 99, £3.75)	Lapsed during the 2002 year (see note below)	Maximum potential share awards granted during the 2002 year	Maximum potential share awards outstanding at 31 Dec 2002

Nigel Northridge	1999 - 2001	41,667	(40,333)	(1,334)	–	–
	2000 - 2002	110,944	–	–	–	110,944
	2001 - 2003	74,220	–	–	–	74,220
	2002 - 2004	–	–	–	104,321	104,321
	Total	226,831	(40,333)	(1,334)	104,321	289,485
Bill Curry	1999 - 2001	35,570	(34,431)	(1,139)	–	–
	2000 - 2002	59,531	–	(11,576)	–	47,955
	2001 - 2003	40,337	–	(21,289)	–	19,048
	2002 - 2004	–	–	(44,489)	51,664	7,175
	Total	135,438	(34,431)	(78,493)	51,664	78,178
Nigel Dunlop	1999 - 2001	13,550	(13,116)	(434)	–	–
	2000 - 2002	19,032	–	–	–	19,032
	2001 - 2003	11,887	–	–	–	11,887
	2002 - 2004	–	–	–	18,527	18,527
	Total	44,469	(13,116)	(434)	18,527	49,446
Neil England	2002 - 2004	–	–	–	54,645	54,645
	Total	0	0	0	54,645	54,645
Chris Fielden	1999 - 2001	52,439	(50,760)	(1,679)	–	–
	2000 - 2002	72,520	–	(2,015)	–	70,505
	2001 - 2003	45,177	–	(16,314)	–	28,863
	Total	170,136	(50,760)	(20,008)	0	99,368
Mark Rolfe	1999 - 2001	11,924	(11,542)	(382)	–	–
	2000 - 2002	23,452	–	–	–	23,452
	2001 - 2003	48,404	–	–	–	48,404
	2002 - 2004	–	–	–	67,561	67,561
	Total	83,780	(11,542)	(382)	67,561	139,417
Heinz Schiendl	2002 - 2004	–	–	(29,788)	44,681	14,893
	Total	0	0	(29,788)	44,681	14,893
Nigel Simon	1999 - 2001	35,570	(34,431)	(1,139)	–	–
	2000 - 2002	81,179	–	–	–	81,179
	2001 - 2003	50,663	–	–	–	50,663
	2002 - 2004	–	–	–	64,977	64,977
	Total	167,412	(34,431)	(1,139)	64,977	196,819
Peter Wilson	1999 - 2001	105,691	(102,308)	(3,383)	–	–
	Total	105,691	(102,308)	(3,383)	0	0

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

Note:
Lapses refer to those awards that did not vest under the 1999-2001 PSP. However, for Messrs Curry, Fielden and Schiendl, the lapses also include those awards to which they are no longer entitled following their retirements from the Company.

Deferred Bonus Plan.

	Performance Period	Maximum potential share awards outstanding at 1 Jan 2002	Awards vesting during 2002 (vesting share price £5.0375 on 12 Mar 02; share price at award on 23 Apr 99, £3.72)	Lapsed during the 2002 year (see note below)	Maximum potential share awards granted during the 2002 year	Maximum potential share awards outstanding at 31 Dec 2002

Nigel Northridge	1999 - 2001	4,981	(4,981)	–	–	–
	2000 - 2002	25,423	–	–	–	25,423
	2001 - 2003	14,959	–	–	–	14,959
	2002 - 2004	–	–	–	9,189	9,189
	Total	45,363	(4,981)	0	9,189	49,571
Bill Curry	1999 - 2001	4,530	(4,530)	–	–	–
	2000 - 2002	16,329	–	(3,176)	–	13,153
	2001 - 2003	8,026	–	(4,236)	–	3,790
	2002 - 2004	–	–	(4,300)	4,993	693
	Total	28,885	(4,530)	(11,712)	4,993	17,636
Nigel Dunlop	2001 - 2003	3,537	–	–	–	3,537
	2002 - 2004	–	–	–	2,329	2,329
	Total	3,537	0	0	2,329	5,866
Chris Fielden	1999 - 2001	6,823	(6,823)	–	–	–
	2000 - 2002	21,331	–	(593)	–	20,738
	2001 - 2003	9,742	–	(3,518)	–	6,224
	2002 - 2004	–	–	(3,885)	5,593	1,708
	Total	37,896	(6,823)	(7,996)	5,593	28,670
Mark Rolfe	1999 - 2001	2,163	(2,163)	–	–	–
	2000 - 2002	5,979	–	–	–	5,979
	2001 - 2003	6,330	–	–	–	6,330
	2002 - 2004	–	–	–	5,992	5,992
	Total	14,472	(2,163)		5,992	18,301
Nigel Simon	1999 - 2001	3,675	(3,675)	–	–	–
	2000 - 2002	–	–	–	–	–
	2001 - 2003	10,945	–	–	–	10,945
	2002 - 2004	–	–	–	6,273	6,273
	Total	14,620	(3,675)	–	6,273	17,218
Peter Wilson	1999 - 2001	13,756	(13,756)	–	–	–
	Total	13,756	(13,756)	0	0	0
Notes:
For Messrs Curry and Fielden, the lapses are those awards to which they are no longer entitled following their retirement from the Company.
Peter Wilson was invited to participate in the long term incentive plans while employed as chief executive of the Group (ie, the awards granted in March 1998 and March 1999, and vesting in March 2001 and March 2002 respectively). The awards shown above reflect the final maturity due to Mr Wilson under these arrangements. There are no further awards available to vest to him.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

Performance Conditions relating to Ltip Awards:

Plan Period	Calculation of Award		Performance Target Range	Award Based on:

	PSP	DBP		PSP Basic Salary	DBP Annual Bonus

2000-2002 }	50% EPS + 50% TSR	100% EPS	2% to 10% (1)	75%	33.3%
2001-2003 }		100% EPS	2% to 10% (2)	75%	33.3%
2002-2004	100% EPS	100% EPS	2% to 10%	100%	100%
2003-2005	100% EPS	100% EPS	2% to 10%	100%	100%

1.
The EPS element was initially 3-6% but adjusted by the Remuneration Committee first to 3-8% to take into account the impact of share buybacks and then revised to 2-10% consistent with using ‘adjusted’ EPS as opposed to ‘basic’ EPS.

2.	The EPS element was initially 3-8% but was revised to 2-10% consistent with using ‘adjusted’ EPS as opposed to ‘basic’ EPS.

Share Options

		Options under SRSOS (10p shares)

		Date of grant	Earliest exercise date	Expiry Date	Option price		Number of shares at 1 Jan 2002	Lapsed in year	Granted in year	Number of Shares at 31 Dec 2002

Executive directors
Nigel Northridge	}	15/07/1997	1/9/2004	28/2/2005	234	p	8,333	–	–	8,333
	}	04/10/2002	1/12/2007	31/5/2008	559	p	–	–	2,938	2,938
Bill Curry		10/10/2000	1/1/2004	30/6/2004	297	p	3,261	(3,261)	–	–
Nigel Dunlop		10/10/2000	1/12/2003	31/5/2004	297	p	3,261	–	–	3,261
Chris Fielden		15/07/1997	1/9/2004	28/2/2005	234	p	8,333	–	–	8,333
Neil England		04/10/2002	1/12/2005	31/5/2006	559	p	–	–	1,690	1,690
Mark Rolfe	}	15/07/1997	1/9/2004	28/2/2005	234	p	8,333	–	–	8,333
	}	04/10/2002	1/12/2009	31/5/2010	559	p	–	–	3,175	3,175
Heinz Schiendl		–	–	–	–		–	–	–	–
Nigel Simon		–	–	–	–		–	–	–	–

Total							31,521	(3,261)	7,803	36,063

Directors’ interests in shares

The register kept by the Company pursuant to section 325 of the Companies Act 1985 shows that the directors in office at 31 December 2002, and those appointed with effect from 1 January 2003, and their families had the under mentioned interests in ordinary shares of the Company. No such interests were held in any other Group company.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

Number of shares beneficially owned	At 30 April 2003	At 31 Dec 2002	At 31 Dec 2001

Executive directors
Nigel Northridge (1)	161,303	81,057	53,661
Nigel Dunlop (1)	25,849	14,554	6,500
Neil England (1)	23,225	3,142	–
Mark Rolfe (1)	46,404	29,024	20,593
Nigel Simon	110,137	62,307	39,445

Non-executive directors
Peter Wilson	299,709	299,709	230,072
Sir Graham Hearne	5,092	5,092	5,092
Alison Carnwath	–	–	–
Richard Delbridge	10,000	10,000	–
John Gildersleeve	26,573	26,573	25,410
Tony Portno	5,000	5,000	5,000

Total	713,292	536,458	385,773

The share price at 31 December 2002 was 617p and the recorded highest and lowest prices in the year were 707.50p and 444.75p respectively.

Directors hold no options over shares in the Company, other than those under the SRSOS, details of which are set out above.

Pensions

Details of the executive directors’ pensions are shown in the table and notes below. These amounts exclude any benefits attributable to AVCs. The transfer values shown below represent an obligation of the Group, not a sum paid or due to the individual and cannot meaningfully be added to annual remuneration.

[1]	participates in the SIP with a contribution of £125 per month

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

Note:					(1)		(2)

	Gross Increase in accrued pension	Increase in accrued pension net of inflation	Total accrued pension at 31 Dec 2002	Value of net increase in accrual over period	Transfer Value of accrued pension at 31 Dec 2002	Transfer Value of accrued pension at 31 Dec 2001	Total change in value during period	Money purchase schemes
	£000 (pa)	£000	£000 (pa)	£000	£000	£000	£000	£000

Nigel Northridge	37	33	234	342	2,396	1,768	628	–
Bill Curry (3)	4	2	151	27	2,153	2,106	47	–
Neil England (4)	2	2	2	18	18	-	18	62
Chris Fielden (3)	13	9	203	166	3,352	3,275	77	–
Mark Rolfe	21	19	128	173	1,145	811	334	–
Heinz Schiendl	–	–	–	–	–	–	–	23
Nigel Simon	12	10	137	103	1,413	1,130	283	–

Notes:

1)	Transfer values have been calculated in accordance with version 1.5 of guidance note GN11 Issued by the actuarial profession in the UK.

2)
The change in the transfer value includes the effect of fluctuations in the transfer value due to factors beyond the control of the company and directors, such as stock market movements. The value also reflects the change in the transfer calculation basis over 2002.

3)
Messrs Curry and Fielden respectively retired on 31 May 2002 and 30 November 2002. Both elected to take a lump sum, in lieu of part of their pension entitlement. The figures in the table include allowance for these figures.

4)	Contributions due to Mr England’s FURB resulting from the restrictions imposed by the Inland Revenue earnings cap.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

C	Board Practices

We are committed to integrity, high ethical values and professionalism in the way we conduct our activities. An essential part of our commitment to ‘behaving responsibly’ is reflected in the board’s support for high standards of corporate governance.

The board and its approach

The board comprises five executive directors and six non-executive directors (including the non-executive chairman). With the exception of the chairman, given his former position as combined chairman and chief executive until January 2000, all the non-executive directors are considered to be independent. The wide range of experience and expertise of the non-executive directors, combined with the skill sets of the executive directors, provides a wealth of tobacco sector and general business experience, strong personal skills and independence of thought and perspective.

The directors support the need for high standards of corporate governance to be laid down in order to safeguard the interests of shareholders and guard against improper use of the board’s or an individual director’s powers. Accordingly, the board conducts itself in such a way as to give an appropriate lead to the whole organisation. That lead focuses on business ethics, integrity, fairness and an awareness that the principal goal of the organisation is to create shareholder value, while having regard to other stakeholder interests. The first three of these principles and the need to have regard to stakeholder interests are embedded in the culture of our company and encapsulated in formal policies, summaries of which are published upon our website www.gallaher-group.com (the “website”) together with the company’s ‘behaving responsibly’ statement, which sets out its position on key issues surrounding the tobacco sector. The steps taken to create shareholder value are communicated through a dedicated investor relations team, its section of the website, the company intranet, formal and informal employee briefings and newsletters. It is reinforced through employee participation in share ownership plans.

Application of the principles in the Combined Code

The principles established by the Combined Code on Corporate Governance (“the Code”), contained in the report of the Committee on Corporate Governance, cover directors, directors’ remuneration, relations with and accountability to shareholders and audit. As described below, the board supports these principles and has operated in accordance with them during the 2002 financial year. Further information on the ways in which the principles of the Code are applied is given elsewhere in the Report of the Directors and in the Remuneration Report. In many areas the proposals contained in the ‘Review of the role and effectiveness of non-executive directors’ chaired by Mr Derek Higgs, published in January 2003, are already encapsulated within our approach to corporate governance. As soon as any revisions are made to the Code, the Board will review our compliance and make appropriate disclosure in the 2003 Corporate Governance Statement.

Compliance with the provisions contained within the Code

We have, throughout the year, been in compliance with the provisions of the Code, with one exception. The Code provides that boards should set as an objective the setting of notice periods for directors of one year or less. For all executive directors (since July 2002) the notice period is one year and for non-executive directors, three months. However, in certain limited circumstances for two years following a change in control of Gallaher Limited and the subsequent termination of an executive’s employment the notice period for all executive directors reverts to two years.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

The board and committees

All directors are subject to re-election at least every three years. There is a clear separation between the role of chairman and chief executive. There is a formal schedule of matters reserved to the board. This includes, decisions on strategic and policy issues, the approval of published financial statements and major acquisitions and disposals, authority levels for expenditure, treasury and risk management policies and succession plans for senior executives. In addition to updates being provided to the board on a regular basis, strategic and policy issues are reviewed annually at a combined board and senior executive strategic planning day.

There are five principal board committees: audit, nominations and remuneration together with the executive committee (the “Executive”) and the occupational health, safety and environment (“OHSEC”) committee. The roles and responsibilities of each of these committees (with the exception of the OHSEC,) are detailed below. The audit, nominations and remuneration committee members are all non-executive directors with company executives being in attendance or partial attendance by invitation only.

To assist compliance with the requirements of the Sarbanes-Oxley legislation in the United States and in furtherance of the principles of good corporate governance, a corporate assurance committee, chaired by the company secretary (who combines his role with that of general legal counsel) was established by the Executive in December 2002. That committee (made up of senior executives below board level), amongst other matters, reviews proposed financial and trading statements and the key assumptions, procedures and controls underpinning their preparation. It reports the results of its review and recommendations to the chief executive, finance director and the audit committee.

The board meets at least six times a year, with additional meetings as required, with one meeting each year being reserved to be held at an operating subsidiary. The board met seven times in 2002 (including the strategic planning day).

The board has overall control of our affairs. Regular reports, on our operations, market sector activity and governance and regulatory matters affecting us, are provided to the board on a regular and timely basis. All directors have access to the advice and services of the company secretary. There are also procedures in place enabling any director, in the furtherance of his or her duties, to seek independent professional advice at the company’s expense.

All non-executive directors undergo induction programmes upon appointment and have full access to management and to the internal and external auditors. Training and briefings are also available to all directors on appointment and subsequently, as appropriate, taking into account existing experience, qualifications and skill sets. Amongst other matters, all directors are encouraged to keep fully abreast of our business through meetings with senior management and site visits to operating subsidiaries.

Group executive, management and operations committees

Matters not reserved to the board or other board committees are delegated to the Executive, which comprises the executive directors and secretary of the company. The Executive is responsible, amongst other matters, for implementing our policies and monitoring the performance of the business on a day-to-day basis. The Executive normally meets weekly and our management committee, chaired by the chief executive, which consists of executive board members and senior executives responsible for the key business units, meets every four to six weeks.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

In 2002, reflecting the significant enlargement of our operations, through the acquisitions of Austria Tabak and Liggett-Ducat, the Executive established an operations committee chaired by the group operations director and otherwise consisting of senior executives below the board level, which meets regularly to consider primarily production, purchasing and logistics issues from a Group perspective. Details of the members of the management and operations committees are contained on the website. Additionally, in 2002, executive committees for our Continental European and Confederation of Independent States trading divisions were established. Similar arrangements for the UK and Republic of Ireland businesses have been in place for some years.

The remuneration committee

The deputy chairman of the Company and senior independent director, Sir Graham Hearne, chairs the remuneration committee. The committee, whose other members are now Alison Carnwath, John Gildersleeve and Tony Portno, met five times in 2002.

The nominations committee

The nominations committee is chaired by Peter Wilson, with Sir Graham Hearne and John Gildersleeve being the other members. It meets as and when required. The Committee oversees the selection and appointment of directors, making its recommendations to the full board. The Committee met formally three times in 2002 to consider a number of board changes.

The audit committee

Richard Delbridge replaced Richard Brooke, also an independent non-executive director, as chairman of the audit committee on 15 May 2002. The other members are Sir Graham Hearne and Tony Portno. Our external auditors and the head of group risk assurance (“GRA”), which business unit includes risk assurance and internal audit, attend these meetings by invitation. They also have direct access to the committee during formal meetings and in private sessions. The chief executive and finance director of the Group and other senior management also attend committee meetings by invitation. The committee monitors the adequacy and effectiveness of the internal controls and compliance procedures, reviews the interim and annual financial statements before submission to the full board and makes recommendations to the board regarding the auditors and their terms of appointment. The audit committee met four times in 2002. It is envisaged that the board will endorse the guidance offered and adopt such of the model terms proposed by the group chaired by Sir Robert Smith that are embodied into the Code.

Accountability and audit

As part of its remit, the audit committee continuously keeps, amongst other matters, the nature and extent of non-audit services provided to us by the auditors under review, seeking to ensure both the maintenance of objectivity and independence on the part of the auditors, while achieving value for shareholders. The auditors confirm, at least annually, to the audit committee that in their professional judgement they are independent with respect to our audit. To enhance the confidence of investors in the independence of our auditors and their report, in 2002 we introduced a formal policy governing the audit, audit related and non-audit services our auditors can provide. In May 2003 the audit committee introduced a revised auditor independence policy (endorsed by the board) that governs the scope of services provided by the auditors and sets approval processes relating to them. Our policy contains criteria for the appointment of auditors, the pre-approval of audit and non audit services, prohibited services, the rotation of audit partners, audit re-appointment and addresses reciprocal hiring.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

In essence, pre-approved services which auditors can offer are classified as:

•	audit – work undertaken to provide an audit or review opinion on our financial statements;

•	audit-related services – work that by the very nature of their position as auditors they are best placed to undertake. These are;

•	Audits of businesses acquired and due diligence related to mergers and acquisitions.

•	Completion statements.

•
Opinions or reports on information required by third parties for prospectuses, working capital reports, comfort letters and certification of compliance with contractual obligations for bank covenants, royalty or deferred consideration payments.

•
Advice on the application of accounting standards, company and tax law or development of accounting policies and technical opinions on accounting for complex transactions and treasury instruments and tax structures.

•	Certification of compliance in relation to, LTIPS, other remuneration policies and / or regulatory purposes.

•	The audit of financial statements for pension or other benefit plans.

•	Tax compliance advice and assistance with tax return submissions.

•	Accounting and tax advice relating to existing approved tax schemes / tax rule changes.

•
For all other services, including all other tax services not included above, a prior approval from the audit committee will be required on a case by case basis which will, if it feels appropriate, refer the matter to the board of the company for further consideration.

•
prohibited – services where there is an evident threat to independence, including the design or implementation of financial systems, appraisal, valuation or fairness opinions, bookkeeping, payroll or other clerical services, management functions, executive recruiting and resources services, broker-dealer services, internal audit services and legal and actuarial services.

A full statement of the audit fees, together with those for audit-related and non-audit services in 2002 is set out below:

	2002	2001
	£m	£m
Audit fees	0.9	0.8
Audit related	0.9	2.4
Non-audit services	3.8	5.5

Total	5.6	8.7

The audit, audit-related and non-audit fees have been reviewed by the audit committee. The non-audit fee of £3.8 million during 2002 included £2.5 million associated with the completion of SAP (an integrated software application encompassing both finance and operations systems), work which was subject of competitive tender, when commissioned in 2001, and which is now complete. Other non-audit fees of £1.3 million included tax related work and general assistance compares to an aggregate value of audit and audit related fees total of £1.8 million. Against that background the audit committee concluded that it was satisfied that the level of non-audit fees did not prejudice the auditors’ independence.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

Communication with investors

We believe it is important both to explain business developments and financial results to our shareholders and to understand the objectives of investors. The finance director has responsibility for investor relations, with the active involvement of the chief executive. They are supported by a dedicated investor relations team which, amongst other matters, organises presentations for analysts and institutional investors. Briefings on results are given at teleconferences and at presentations and the results are accessible to shareholders via the website. All shareholders are automatically sent copies of annual reviews and interim reports. They can also receive full annual reports and Form 20-Fs upon request.

There is also a full programme of regular dialogue with major institutional shareholders, fund managers, analysts and credit investors. Further financial and business information is available on the investor relations’ section of the website.

We also communicate with shareholders through Annual General Meetings (“AGMs”). At AGMs, the Chairman gives an account of the progress of the business over the last year, a review of current issues and provides the opportunity for shareholders to ask questions. Such addresses are published on the website and released to the stock exchanges upon which we are listed and to the media. Copies are also sent to all shareholders and are freely available on request. The chairmen of the audit and remuneration committees also attend AGMs and so are on hand to answer questions raised by shareholders.

Electronic communication is becoming an important medium for shareholders, providing ready access to shareholder information and reports, and for voting purposes. Annual reviews, annual reports and financial statements and Form 20-Fs are published on the website. During 2002 responses were given to letters and e-mails received from shareholders on a variety of subjects.

Risk management and internal controls

The board has overall responsibility for the Group’s system of risk management and internal controls. The schedule of written matters reserved to the board ensures that the directors control, amongst other matters, all significant strategic, financial and organisational issues.

Risk management

We have established a risk management programme that assists management throughout our business to identify, assess and mitigate business risk. The board views management of risk as integral to good business practice. The programme is designed to support management’s decision making and to improve the reliability of business performance.

The risk management programme is supported by a dedicated team of internal risk specialists, GRA. To ensure all parts of the business have a firm understanding of risk, members of GRA have led over 16 risk workshops and reviews with each of the main operating divisions in the past year, culminating in an assessment by the Executive of key business risks and a review of them by the Board. These risk assessments have been wide ranging, including risks, arising from the regulatory environment in which tobacco companies operate, in strategy, with counter-parties, in organisational change associated with major projects and involving acquisitions. The risk management process operates throughout the Group, being applied equally to the main business divisions and corporate functions.

The output from each assessment is a list of major risks with appropriate controls or associated action plans to mitigate them. Individual members of the management committee are responsible for these controls or action plans and changes in status are reported regularly to the Executive.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

Internal controls

The directors have overall responsibility for our system of internal control and for reviewing its effectiveness. The Board delegates to executive management the responsibility for designing, operating and monitoring both the system and the maintenance of effective internal control in each of the businesses which comprise our Group. The systems of internal control are based on a process for identifying, evaluating and managing key risks and includes the risk management processes set out above. The systems of internal control were in place throughout the year and up to the date of approval of the annual report and accounts.

The effectiveness of these systems are regularly reviewed by the audit committee and the board in accordance with the guidance in the Turnbull Report. These systems are also refined as necessary, to meet changes in our business and the associated risks. Whilst joint venture arrangements with other companies and participations via shareholdings in other businesses, as is the case with some of our Continental European wholesale operations, are outside the formal control procedures, our exposure to them is assessed by line management, with regular performance reports to the board, Executive and management committees. Joint venture arrangements also form part of the programme of reviews by GRA.

The main components of the systems of internal control are summarised below. Their foundation is in the considerable value, which we place, throughout our activities, on seeking to ensure that employees are of the highest quality and integrity. Formal control is exercised through a management structure, which includes clear lines of responsibility and documented delegations of authority from the board. The systems of internal control include a series of business policies, operating and procedural manuals and processes, with which all employees are expected to comply. Compliance is monitored by line and functional management and regular management reporting.

Separately, our internal controls are monitored by an internal audit function (part of GRA) that operates on a global basis and reports its results to the Executive and directly to the audit committee. The work of the internal auditors is focused and prioritised upon the areas of greatest risk to our business as determined by risk procedures, line management controls and the audit committee.

The systems of internal control are designed to manage rather than eliminate the risk of failure to achieve business objectives and can only provide reasonable and not absolute assurance against material errors, losses, fraud or breaches of laws and regulations.

The major risks that might hinder the achievement of our business objectives are reported on, controlled and monitored in a variety of ways:

•
key strategic risks are addressed through our process of preparation of functional plans by each operating division and business operation and the compilation of these risks, amongst other matters, an overall strategic plan;

•
the process of preparing the functional plans is supported by reviews of the key issues facing the businesses and the identification of material risks through the process of risk assessment workshops described above. Major business risks are reviewed at all levels of the Group and all operating units are involved in the risk assessment process. The review is ongoing and we have clear procedures for monitoring and minimising the risks identified;

•	the Executive monitors risk management, litigation risk and the insurance arrangements of the Group and provides reports to the board;

•
the process of planning, budgeting and short term forecasts ensures early warning of potential financial risks. There is a comprehensive budgeting system for all items of expenditure with appropriate and pre-determined authority limits, and with an annual

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

budget approved by the board. Actual results are reported against budget on a monthly basis. Revised financial forecasts for the year are prepared regularly and financial projections for future years are prepared twice yearly. Guidelines are also in place covering the sanctioning of new investments;

•
resources are committed to ensure adequate arrangements for security and OHSEC matters. Reports are provided to the board or the Executive. The OHSEC committee meets six-monthly. Its principal function is to receive and consider reports which detail the performance of subsidiary companies and operating facilities against Group and legal requirements. This committee submits a report to the board, summarizing key matters and progress, annually;

•
financing arrangements and management of exchange risks are subject to monthly review and approval by the Executive and are reported to the board. The activities of the treasury function are carried out within policies approved by the board. Compliance with these policies is monitored by a treasury committee, which is chaired by the finance director and includes one other executive director and the company secretary, with the head of GRA generally in attendance. To assist in the management of our exposure to movements in interest and exchange rates the board has sanctioned the limited use of certain hedging instruments and receives regular reports on hedging activities and positions;

•
the internal audit team specifically and GRA generally follow a planned programmes of reviews that are aligned with the risks existing in the business, and has the authority to review any relevant aspect of the business should the need arise. The audit committee approves the internal audit programme annually, monitors directly the work undertaken by internal audit and receives reports on their findings; and

•	the external and internal auditors have direct access and report directly to the audit committee.

The board as a whole and through the Executive, audit and OHSEC committees reviews risk and the effectiveness of the internal controls designed to control risk throughout the year. Controls required to mitigate such risks and any significant control failings are reviewed by the board through operational reports from the management. The audit committee reviews reports from GRA at each of its meetings. Twice a year the results of control self assessment questionnaires, completed and signed off by management in each of the businesses and functions, in order to confirm that key controls are in place and being operated effectively, are reviewed by the audit committee. It also receives and reviews management letters from the external auditors.

The board has conducted an annual review of the effectiveness of the systems of internal controls during the year and up to the date of the approval of the annual report and accounts. The board, through the audit committee, controls the review, which is conducted by GRA.

Management of all the business divisions of the Group are required to complete and sign-off control self assessment questionnaires, which confirm that the key internal controls are in place and being operated effectively. Where weaknesses have been identified plans and timetables for putting them right are also reported. GRA monitors and selectively checks the results of this exercise, ensuring that the representations made are consistent with the results of their internal audit work during the year. The results of this exercise are summarised for the audit committee and the board. In the event that any significant losses were incurred during any year as a result of the failure of internal controls, then an analysis would form part of the reports to the audit committee and the board.

Pension funds

Our two main defined benefit UK pension funds are controlled by a corporate trustee, Gallaher Pensions Limited, the board of which comprises five nominees from Gallaher

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

Limited and three employee members elected by all members whether active, deferred or pensioners. These pension funds’ assets are held separately from those of the Group and can only be used in accordance with the rules of the schemes. There is also a defined benefit pension scheme in place for employees of the Irish subsidiary, operated upon the same lines as the UK’s schemes.

Following the acquisition of Austria Tabak, we now have additional pension schemes, principally in Austria, Germany and Sweden. The assets of these schemes are administered and maintained by pension scheme syndicates functioning in accordance with the legal requirements of those countries. There are also a number of defined contribution schemes in place for employees in other parts of the world.

Corporate social responsibility

Companies are judged not only by their financial success but also on the way they behave in the communities in which they operate. We, whilst always cognisant of the issues surrounding the tobacco sector, are committed to being a good corporate citizen and behaving responsibly with a demonstrated transparency of approach.

The board oversees our corporate social responsibility (“CSR”) activities and the company secretary is tasked to provide reports on progress to the board. We, like other multi-national companies, have an established range of corporate, environmental and charitable policies consistent with our size and standing. In these areas, recognising our responsibilities as a tobacco manufacturer, much is done with an appropriate sensitivity to the issues surrounding our products. In 2002, a review was undertaken of the company’s approach to CSR which is reflected in the dedicated CSR section of the website, which also contains summaries of the company’s policies. In 2003, we will be further evaluating the effectiveness of our approach to CSR.

Our approach to environmental issues is addressed in the separate EHS report. In summary, the approach of the Company to environmental issues extends beyond legal compliance, we are committed to continually strive to seek out appropriate opportunities to improve our performance and reduce the environmental impact of our operations. Similarly, we are committed to sustained improvement in our health and safety performance. The Group health and safety at work policy was revised during 2002, emphasising the role of the board in providing health and safety leadership for the Group. It also requires the board to ensure all relevant decisions take into account health and safety policy principles and objectives. During 2002, we published our first environmental and health and safety report on the website. We are committed to reporting EHS performance annually in this way.

Historically, the approach of ourselves and our employees to charitable donations, fundraising and voluntary support of organisations generally and within the communities in which employees work has been to undertake such activities without seeking public reward or recognition. That remains the case. Nevertheless, in 2002 our approach to charitable donations has been re-aligned so that our resources are being directed more to areas where we believe we can make a difference or where our employees or their families have a direct involvement. In 2002 our total charitable donations amounted to approximately £685,000 and included donations to provide support for flood victims in Austria and community support within the CIS. We encourage and support employees to participate in community activities and to raise funds for good causes. Within the UK, we both provide direct charitable donations and match donations made by employees under the give as you earn scheme.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

Outside the UK, the major operating divisions are responsible (subject to central co-ordination) for selecting and supporting projects that are truly relevant to the communities within which they operate, again within the parameters created by the need to act with an appropriate sensitivity to the issues surrounding our products.

Products

We acknowledge that tobacco products are unique and that real health risks exist for those who choose to smoke. We also acknowledge the role of Governments in respect of public health and recognise our own responsibilities to design and develop our products today, and for the future, in the most appropriate way. We remain committed to seeking to make product changes that are capable of reducing the risks associated with smoking while recognising that there is no conclusive consensus of approach to what is or might be a safe cigarette. The website sets out, from the company’s perspective, a summary of the key events in the UK relating to smoking and health, the action that the we have taken in relation to those events, and an overview of the role of UK Government over the years. It also provides a history of the public awareness of the risks associated with smoking, which is relevant to the role of Government in providing consumer protection.

Ingredients

We have voluntarily published on our website details of the ingredients added to our products. Also, as a requirement of the EU Directive concerning the manufacture, presentation and sale of tobacco products, we provided information on the ingredients in our products to all national authorities within the EU at the end 2002, together with information on toxicology. Together with other manufacturers, we have also assisted the UK authorities in gathering data on the smoke constituents of our tobacco products and have commissioned, through the Tobacco Manufacturers’ Association, an independent laboratory to gather data on smoke constituents of products sold in the UK for the Department of Health.

D	Employees

At 31 December 2002, we had approximately 9,500 employees, of which around 2,100 were employed in the UK, 4,000 employed in our central Europe division and 3,000 were employed in the CIS. At 31 December 2001, we had approximately 9,000 employees, of which around 2,100 were employed in the UK, 4,000 employed in our central Europe division and 2,500 were employed in the CIS. At 31 December 2000, we had approximately 4,800 employees, of which around 2,195 were employed in the UK and around 2,000 were employed in our International business.

We consider relations with our employees to be good. Approximately three-quarters of our employees in the UK are members of trade unions including the Amalgamated Transport and General Workers Union and AMICUS. In the Republic of Ireland, some of our employees are members of the Services, Industrial, Professional, Technical Union and the Marine Port & General Workers Union. We recognise each of these unions.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

E	Share Ownership

Directors’ interests in shares

Our register kept pursuant to section 325 of the Companies Act 1985 shows that our directors in office at 30 April 2003 and their families had the under-mentioned interests in our ordinary shares. No interests were held in any other Group company.

Number of shares beneficially owned	At 30 April 2003	At 31 December 2002	At 31 December 2001

Executive directors

Nigel Northridge	161,303	81,057	53,661
Nigel Dunlop	25,849	14,554	6,500
Neil England	23,225	3,142	–
Mark Rolfe	46,404	29,024	20,593
Nigel Simon	110,137	62,307	39,445

Non-executive directors

Peter Wilson	299,709	299,709	230,072
Sir Graham Hearne	5,092	5,092	5,092
John Gildersleeve	26,573	26,573	25,410
Alison Carnwath	–	–	–
Tony Portno	5,000	5,000	5,000
Richard Delbridge	10,000	10,000	–

Total	713,292	536,458	385,773

For details of share ownership under the Savings Related Share Option scheme see Item 6 “Directors, Senior Management and Employees – Compensation – Savings related option scheme”.

None of our directors hold any options over our shares, other than those under the savings related share option scheme, which is open to all our UK employees. No director has exercised any option in our share capital, other than under the savings related share option scheme, since the spin-off.

For a full description of our Savings Related Share Option Scheme, and details of the options over ordinary shares that had been granted and were outstanding at 31 December 2002, please refer to note 21 of the notes to the financial statements.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A	Major shareholders

As far as is known to our management, we are not directly or indirectly owned or controlled by another corporation or by any government. The Bank of New York, the depositary in respect of the ADSs, as a nominee, is the record owner of approximately 39.5% of our issued share capital as at 30 April 2003.

As at 30 April 2003, we have been notified that the following shareholders had interests in 3% or more of our issued share capital:

	Number of ordinary shares millions	Percentage of issued share capital
FMR Corp (Fidelity Investments)	58.7	9.0%
The Capital Group Companies, Inc	31.9	4.9%
Legal and General	19.7	3.0%

The above shareholders notified us that they held the following interests in our share capital on the dates shown, as disclosed in our annual reports:

	28 February 2003		1 March 2002		22 February 2001

	Number of ordinary shares millions	Percentage of issued share capital	Number of ordinary shares millions	Percentage of issued share capital	Number of ordinary shares millions	Percentage of issued share capital

FMR Corp	58.7	9.0%	64.8	10.0%	55.5	9.0%
(Fidelity Investments)

The Capital Group Companies, Inc	36.8	5.6%	52.0	8.0%	27.2	4.4%

Legal and General	19.7	3.0%	–	–	–	–

Merrill Lynch & Co., Ltd (Merrill Asset Management Group)	–	–	–	–	22.0	3.6%

Franklin Resources, Inc	–	–		–	20.3	3.3%

Barclays PLC (Barclays Global Investors)					18.9	3.1%

Each of our ordinary shares carries equal voting rights.

We do not know of any arrangements the operation of which may result in a change in control of the Company.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

The total of the ordinary shares held by, or for the benefit of, our directors and officers and their families, as a group, as at 30 April 2003 was 713,292. This amounted to approximately 0.10% of our issued share capital. Please see “Item 6E. Share Ownership” of this Annual Report for more details of our directors’ interests in our shares.

B	Related party transactions

During the year, we purchased tobacco and non-tobacco products from our associate, Lekkerland-Tobaccoland GmbH & Co KG, to the value of £309 million (2001 – £99 million). At 31 December 2002, there was no balance outstanding in respect of these transactions (2001 – nil).

We also sold tobacco products to our joint venture, R.J. Reynolds-Gallaher International SARL, to the value of £6 million in the period following the formation of the joint venture. The Group also provided sales and marketing expertise to the joint venture amounting to £7 million. At 31 December 2002, the balance outstanding in respect of these transactions was £6 million.

In 2002, Mr Stewart Hainsworth, a director of Liggett-Ducat CJSC, acquired at a fair market value a 9.5% equity interest in Gallaher Ukraine Limited (“GUL”) for $475,000. Under the terms of the agreement Mr Hainsworth is required to sell his holding to the Group at a value to be determined as at 31 December 2003, which relates to the performance of GUL and will be a fair market value as at that date. The amount payable to Mr Hainsworth is capped at £3 million.

Other than the transactions disclosed above, to the best knowledge of our management, there have been no transactions, nor are there any proposed transactions, with related parties that are material to ourselves or to a related party.

Except for the employment arrangements referred to under “Item 6B. Compensation of Directors, Senior Management and Employees” and in the disclosure about Mr Hainswoth above, neither we nor any of our subsidiaries have been a party during the last fiscal year to any material transaction, or proposed transaction, in which any of our directors or officers, or any relative or spouse of such person, or any relative of any such spouse, has a direct or indirect material interest. None of our directors or officers, nor any associate of our directors or officers, is indebted to us or to any of our subsidiaries.

C	Interests of experts and counsel

This section is not applicable.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

ITEM 8 FINANCIAL INFORMATION

A	Consolidated Statements and Other Financial Information

Please refer to “Item 17. Financial Statements” on which are listed the financial statements and notes to financial statements appended as pages F-01to F-41 to this Annual Report.

Dividend Distributions

Our board recommended a final dividend for 2002 of 18.75p (net) per ordinary share. The dividend will be paid on 22 May 2003.

Dividend payments to ADS holders are made in US dollars by the ADR Depositary Bank. Payment of the final dividend for the year ended 31 December 2002 will be forwarded on 30 May 2003 to holders of record on 21 March 2003 converted at the £/US$ exchange rate on 22 May 2003. The double taxation convention between the United Kingdom and the United States entitles qualifying US resident ADS holders to a tax credit of 1/9th of the dividend subject to a withholding tax equal to that tax credit. The withholding tax will be treated as a foreign income tax that, subject to certain limitations, may be eligible for credit against the ADS holder’s federal income taxes.

Litigation

Certain companies in the Group are currently defendants in actions in the UK and Ireland, where the plaintiffs are seeking damages for ailments claimed to have resulted from tobacco use or exposure to tobacco smoke. There are no current or pending claims in England and Wales against us. As at 28 February 2003, we are involved as a defendant in three dormant individual cases in Scotland and one claim in Northern Ireland where plaintiffs seek damages for ailments claimed to have resulted from tobacco use. In the Republic of Ireland, since 1997, 138 claims have been dismissed or discontinued. The number of individual claims against our subsidiaries in Ireland as at 28 February 2003 was 28. In those claims, 13 Statements of Claim have been served upon our subsidiaries and other tobacco companies, making wide-ranging allegations against such companies and against Ireland, the Attorney General and the Minister for Health and Children, who are also named as defendants in some of those cases. The relevant Group companies will serve defences to these claims as soon as each claim is fully particularised. We are not a party to smoking litigation anywhere else in the world.

To date, there has been no recovery of damages against any Group company in any action alleging that its tobacco products have resulted in human illnesses. It is not possible to predict the outcome of the pending litigation. We believe that there are meritorious defences to these actions and claims and that the pending actions will not have a material adverse effect upon the results of the operations, the cash flow or financial condition of the Group. The pending actions and claims will be vigorously contested. There can, however, be no assurance that favourable decisions will be achieved in the proceedings pending against the Group, that additional proceedings will not be commenced in the UK or elsewhere against Group companies, that those companies will not incur damages, or that, if incurred, such damages will not have a material impact on our operating performance or financial condition. Regardless of the outcome of the pend! ing litigation, the costs of defending these actions and claims could be substantial and will not be fully recoverable from the plaintiffs, irrespective of whether or not they are successful.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

Tax Inspectorates of the Russian Federation Ministry of Taxes and Levies (the “Tax authorities”) have made various demands for payments allegedly due from Group subsidiaries, CJSC Liggett-Ducat and its affiliate LD Trading. The Tax authorities assert an entitlement to unpaid taxes, penalties and fines. The facts and matters underlying the claims are complex. In accordance with local procedure, the way such claims are determined is through court process. As at 28 February 2003, all the challenges that have been made to the claims have been successful, although there are entitlements to appeal. Based upon the facts and matters currently known, we consider that there are meritorious defences against these claims, and that they will be defended vigorously.

Export Sales

Please see note 2 to the financial statements included in this Annual Report for a description of the significance of export sales to our business.

B	Significant Changes

Since 31 December 2002, there have been no significant changes to our operations, financial position or company structure.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

ITEM 9 THE OFFER AND LISTING

A	Offer and Listing Details

The principal trading market for our ordinary shares is the London Stock Exchange (trading symbol “GLH”), where they were first listed on 30 May 1997. Our ordinary shares have a nominal value of 10p each. Our ADSs, each representing four of our ordinary shares, are listed on the New York Stock Exchange (trading symbol “GLH”). The ADSs are evidenced by ADRs issued by The Bank of New York, as depositary, pursuant to a Deposit Agreement, as amended and restated as at 8 May 1997.

The following table shows, for the calendar quarters indicated:

(a)
The reported high and low middle market quotations, which represent an average of closing bid and asked prices, for our ordinary shares on the London Stock Exchange, as derived from its Daily Official List, and

(b)	The highest and lowest sales prices of the ADSs as reported on the New York Stock Exchange composite tape.

	Pence per Ordinary Share		$ per ADS

Year ended 31 December	High	Low	High	Low

1998
First Quarter	379.00	323.00	24.88	20.75
Second Quarter	331.25	306.75	21.88	19.56
Third Quarter	460.00	334.00	30.75	21.94
Fourth Quarter	450.00	390.50	30.00	26.13
1999
First Quarter	450.25	354.25	29.13	23.13
Second Quarter	409.75	352.75	26.00	22.19
Third Quarter	449.50	353.25	29.95	22.00
Fourth Quarter	431.00	243.00	28.44	14.44
2000
First Quarter	320.00	203.50	20.50	13.50
Second Quarter	378.00	302.00	21.75	18.00
Third Quarter	405.00	334.00	24.38	19.38
Fourth Quarter	450.00	395.00	26.00	22.13
2001
First Quarter	477.00	365.00	27.62	20.88
Second Quarter	463.50	430.00	26.99	23.67
Third Quarter	495.00	433.75	28.53	24.29
Fourth Quarter	475.25	426.00	27.93	24.02
2002
First Quarter	540.00	444.75	30.86	25.50
Second Quarter	595.00	540.00	34.36	30.95
Third Quarter	712.15	526.00	44.05	32.90
Fourth Quarter	705.00	566.00	44.52	34.45
2003
First Quarter	634.08	543.68	40.79	35.15
Second Quarter (to 30 April)	624.83	593.00	39.52	38.76
Last six months:
November 2002	657.00	566.00	41.89	35.10
December 2002	617.50	574.18	39.49	34.45
January 2003	617.70	543.68	39.54	35.15
February 2003	634.08	551.00	40.79	36.10
March 2003	630.10	576.18	40.10	35.82
April 2003	624.83	593.90	39.52	36.76

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

During 2002 we issued 1,857,000 ordinary shares in respect of share option schemes. As at 30 April 2003, we had 651,590,464 ordinary shares in issue.

As at 30 April 2003, 50,705,771 ADSs equivalent to 202,823,084 of our ordinary shares, or approximately 31.1% of the total ordinary shares in issue, were outstanding and were held by 21,317 holders.

As at 30 April 2003, there were a total of 4,504 record holders of our ordinary shares. Of these record holders, two had a registered address in the United States and held a total of 35,634 ordinary shares, less than 0.00001% of the total issued. Since some of our ordinary shares are registered in the names of nominees, the number of shareholders of record may not be representative of the number of beneficial owners.

B	Plan of Distribution

This section is not applicable.

C	Markets

Please see “Item 9A. Offer and Listing Details” above for information regarding the markets in which our securities are traded.

D	Selling Shareholders

This section is not applicable.

E	Dilution

This section is not applicable.

F	Expenses of the Issue

This section is not applicable.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

ITEM 10 ADDITIONAL INFORMATION

A	Share Capital

This section is not applicable.

B	Memorandum and Articles of Association

The following discussion summarises certain provisions of Gallaher’s Memorandum and Articles of Association and relevant applicable English law. It is a summary only and is qualified in its entirety by reference to the Companies Act 1985 of Great Britain, as amended (the “Companies Act”) and by Gallaher’s Memorandum and Articles of Association (the “Articles”) which have been filed as an exhibit to this report.

Objects

Gallaher is a public limited company incorporated under the name Gallaher Group Plc, registered in England under registered number 3299793.

The object for which Gallaher is established is to carry on business as a general commercial company and accordingly to carry on any trade or business whatsoever and so that Gallaher has the power to do all such things as are incidental or conducive to the carrying on of any trade or business by it. A full description of Gallaher’s objects is set out in Section 4 of its Articles.

Director Interests

A director must declare any direct or indirect interest in any transaction with Gallaher at the meeting of the board of directors (the “Board”) at which the question of entering into the transaction is first considered or, if the director did not at the date of that meeting know his interest existed in the transaction, at the first meeting of the Board after he knows that he is or has become so interested. A director shall not vote (nor be counted in the quorum) on any resolution of the Board in respect of any transaction in which he has an interest which (together with any interest of any person connected with him) is to his knowledge a material interest, and if he shall do so, his vote shall not be counted. In the absence of some other material interest, this restriction on voting does not apply to the following situations:

•	the giving of any guarantee, security or indemnity in respect of money lent or obligations undertaken at the request or for the benefit of Gallaher;

•	the giving by Gallaher or any subsidiary of any guarantee, security or indemnity to a third party in respect of a debt or obligation of Gallaher or any subsidiary in respect of which the director has also given an indemnity, guarantee or security;

•	an offer of shares or debentures or other securities by Gallaher or any subsidiary in which the director may be able to participate as a holder of securities or in the underwriting or sub-underwriting of which the director is to participate;

•	any transaction concerning any other company in which a director does not own one percent or more of the shares in which he is interested directly or indirectly as an officer, shareholder, creditor or otherwise;

•	any insurance which Gallaher is empowered to purchase and or maintain for the benefit of any directors of Gallaher; and

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

•
any arrangement for the benefit of employees of Gallaher or any subsidiary which does not award any director any privilege or benefit not generally awarded to the employees to whom such arrangement relates.

•
Remuneration of Gallaher’s non-executive directors is determined in accordance with the limits set out in the Articles, as such limits may be increased from time to time by ordinary resolution of the members. Remuneration of Gallaher’s executive directors is determined by its Remuneration Committee.

•
A director shall not vote or be counted in the quorum on any resolution of the Board concerning his own appointment as the holder of any office or place of profit with Gallaher or any other company in which Gallaher is interested (including the arrangement or variation of the terms thereof, or the termination thereof).

Borrowing Powers

The Board may exercise all the powers of Gallaher to borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of Gallaher and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of Gallaher or of any third party.

The Board shall restrict the borrowings of Gallaher and exercise all voting and other rights or powers of control exercisable by Gallaher in relation to its subsidiary undertakings (if any) so that (but as regards subsidiary undertakings only insofar as by the exercise of such rights or powers of control the Board can secure) the aggregate principal amount from time to time outstanding of all borrowings by the Group (exclusive of certain intra-group borrowings) does not, without the previous sanction of an ordinary resolution of Gallaher, at any time exceed an amount equal to the greater of £3.5 billion or two times Adjusted Capital and Reserves (as defined in Article 113.2 (B)(1)).

Age Limit Requirements

Any director attaining the age of 70 must retire at the next annual general meeting. Under the Companies Act, if, at a general meeting, a director who is 70 or more years is proposed for election or re-election, that director’s age must be set out in the notice of the meeting.

Shareholding for Director Qualification

No shareholding qualification for directors is required.

Rights Attaching to Shares

The issued share capital of Gallaher at the date hereof comprises ordinary shares only. The rights attaching to those ordinary shares include the following:

Dividends

Gallaher may by ordinary resolution from time to time declare dividends to be paid to the members according to their rights and interests in the profits available for distribution. No dividend shall be declared in excess of the amount recommended by the Board.

Gallaher may, upon the recommendation of the Board, by ordinary resolution direct payment of a dividend in whole or in part by the distribution of specific assets (and in particular of paid up shares or debentures of any other company) and the Board shall give effect to such resolution. The Board may, with the sanction of an ordinary resolution of Gallaher and subject

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

to such conditions as the Board may determine, in respect of any dividend declared or paid during such period as may be specified in that ordinary resolution, offer members the right to elect to receive shares, credited as fully paid, in whole or in part, instead of cash.

The payment by the Board of any unclaimed dividend or other moneys payable on or in respect of a share into a separate account shall not constitute Gallaher a trustee in respect thereof and any dividend unclaimed after a period of 12 years from the date such dividend was declared or became due for payment shall be forfeited and shall revert to Gallaher.

Voting

Every member who is present in person (which expression shall include a person present as the duly authorised representative of a corporate member acting in that capacity) at a general meeting of Gallaher shall have one vote and on a poll every member who is present in person or by proxy shall have one vote for every share of which he is the holder.

In the case of joint holders of a share the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the register in respect of the joint holding.

Members do not have cumulative voting rights.

The directors of Gallaher stand for re-election at staggered intervals. At each annual general meeting approximately one-third of the directors must retire from office by rotation.

Sharing in Profits

The holders of Gallaher’s ordinary shares have a right to share in the profits of Gallaher to the extent of any dividends paid pursuant to the Articles, as summarised above.

Liquidation Event

In the event of a liquidation of Gallaher, after payment of all liabilities and applicable deductions under UK laws, the remaining assets of Gallaher would be shared equally among the holders of the ordinary shares. The liquidator may however, with the authority of an extraordinary resolution, divide among the members in specie or kind the whole or any part of the assets of Gallaher (whether they shall consist of property of the same kind or not) and may, for such purpose, set such values as he deems fair upon any assets to be so divided and may determine how such division shall be carried out as between the members or different classes of members.

Redemption

Gallaher does not currently have any redeemable shares in issue. However, subject to the provisions of the Companies Act, any shares may, with the sanction of a special resolution, be issued on terms that they are, or at the option of Gallaher or the members are liable, to be redeemed on such terms and in such manner as may be provided for by the Articles.

Sinking Fund

Gallaher does not currently have any sinking fund provisions.

Capital Calls

The Board may from time to time make such calls upon the members in respect of any moneys unpaid on their shares (whether on account of the nominal amount of the shares or by way of premium) save in respect of unpaid moneys which are made payable at a date fixed by or in accordance with such terms of issue, provided that fourteen days notice at least is given of each call.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

Shareholding Restrictions

There are no provisions discriminating against any existing or prospective holder of Gallaher’s shares as a result of such shareholder owning a substantial number of shares.

Modifications to Rights of Holders

All or any of the rights for the time being attached to any class of shares for the time being issued may from time to time (whether or not Gallaher is being wound up) be varied or abrogated with the consent in writing of the holders of not less than three-quarters in nominal value of the issued shares of that class or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of the shares of the class.

This restriction also applies to the variation or abrogation of the special rights attached to only some of the shares of any class as if each group of shares of the class differently treated formed a separate class the separate rights of which are to be varied.

The above conditions are not more significant than is required by law.

Meetings

Gallaher shall hold a general meeting as its annual general meeting every year and no more than 15 months may elapse between annual general meetings. The Board may, whenever it thinks fit, convene an extraordinary general meeting and, on the requisition of members under the Companies Acts, shall proceed to convene an extraordinary general meeting. If sufficient directors are not within the United Kingdom to call a general meeting, any director or member may call a general meeting.

An annual general meeting or a meeting called for the passing of a special resolution or a resolution of which special notice has been given to Gallaher or a resolution appointing a person as a director shall be called by not less than 21 clear days’ notice in writing. A meeting other than either an annual general meeting or a meeting called for the passing of a special resolution or a resolution of which special notice has been given to Gallaher or a resolution appointing a person as a director shall be called by not less than 14 clear days’ notice in writing.

The notice convening the meeting must specify the place, date and time of meeting and, in the case of special business, including an annual general meeting or special or extraordinary resolution, the general nature of that business, and there shall appear with reasonable prominence in every such notice a statement that a member entitled to attend and vote is entitled to appoint one or more proxies to attend and on a poll vote instead of him and that a proxy need not be a member of Gallaher.

No business may be transacted at a general meeting unless a quorum is present when the meeting proceeds to business, but the absence of a quorum does not preclude the appointment, choice or election of a chairman. Two members present in person or by proxy and entitled to vote constitute a quorum for all purposes.

Holders of our American Depository Shares are entitled to attend and speak (but not vote) at any general meeting or at any separate meeting of the holders of any class of shares in Gallaher after providing evidence as to his identity to Gallaher.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

Limitations on Rights

Holders of American Depository Shares may attend, but may not vote at general meetings of Gallaher. Except as described in the preceding sentence, there are no other limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights.

Change of Control

There are no provisions of the Articles, charter or bylaws that would have an effect of delaying, deferring or preventing a change in control of Gallaher and that would operate only with respect to a merger, acquisition or corporate restructuring involving Gallaher (or any of its subsidiaries).

Disclosure of Share Ownership Interests

Article 39 governs the disclosure of share ownership interests. The Board may by notice in writing (a “Disclosure Notice”) require any member or other person appearing to be interested or appearing to have been interested in any shares in Gallaher to disclose to Gallaher in writing and within such reasonable period as is specified in the Disclosure Notice such information as the Board shall, pursuant to any provision of the Companies Acts (but subject to the other provisions of the Articles), be entitled to require relating to interests in the shares in question.

Host Country Law

The laws applicable to Gallaher with respect to the matters described above are those of its host country.

Changes in Capital

The conditions imposed by the Articles in relation to changes in Gallaher’s capital are no more stringent than is required by law.

C	Material Contracts

On 23 August 2001, we completed the acquisition of 41.13% of Austria Tabak AG from the Austrian Republic. By 31 December 2001 our holding was 98.18% and since then we have obtained the remaining 1.82% to make the business a wholly owned subsidiary. The purchase price consisted of €1,917 million in cash. Please refer to the discussion in Item 5 “Operational and Financial Review and Prospects” of this Annual Report for further details of this acquisition.

Apart from the above-mentioned acquisitions, and the contracts to secure the necessary financing of these acquisitions, we have not entered into any other material contracts, other than contracts entered into in the ordinary course of business, during the two years immediately preceding this Annual Report.

D	Exchange Controls

Under current English law, there are no general restrictions on the import or export of capital that affect the remittance of dividends or other payments to non-UK resident holders of our

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

ordinary shares. However, there may be tax consequences of remitting dividends or other payments to non-UK resident holders of our shares, which are more fully discussed in below in “E. Taxation”.

Under our Articles of Association and under current English law, there are no restrictions that limit the right of non-resident or foreign owners of our shares to hold or vote their shares. However, our Articles of Association permit our directors to limit voting and other rights of any holder of our shares if our directors believe the holder’s interests may be detrimental to Gallaher. We give ADS holders the right to attend and speak at general meetings, but they cannot vote in person and do not count in the quorum. Unless we have received an address in the UK to which to send notices, non-UK holders of our shares will not be entitled to receive notices from us, including notices of shareholder meetings.

From time to time, the UK Treasury may impose restrictions:

(a)	on the import or export of capital to or from particular foreign governments or residents of particular foreign countries;

(b)	on the holding or voting of shares in the capital stock of an English company pursuant to The United Nations Act of 1946, the Emergency Laws of 1964 or other laws.

E	Taxation

The following summary discusses the material US federal income and UK tax consequences generally applicable to the acquisition, ownership and disposition by a beneficial owner of ADSs representing ordinary shares, or of ordinary shares not in ADS form, that is:

•
resident in the US and is not (and has not ever been) resident in the UK for the purpose of the UK/US (Income) Tax Treaty of 24 July 2001 (as amended) (the “Treaty”) and the UK/US (Death Duty) Treaty of 19 October 1978 (the “Estate Tax Treaty”, and, together with the Treaty, the “Treaties”),

•	otherwise qualified for full benefits under the Treaties,

•	a holder whose ordinary shares or ADSs are not, for the purposes of the Treaties, attributable to a permanent establishment through which the holder carries on a business in the UK,

•	a citizen or individual resident of the US,

•	a corporation or partnership organised in or under the laws of the US or any State (other than any partnership which is treated as foreign under US Treasury regulations),

•	an estate the income of which is subject to US federal income taxation regardless of its source, or

•
a trust if, in general, the trust is subject to the supervision of a court within the US and the control of one or more US persons as described in section 7701(a)(30) of the Internal Revenue Code of 1986, as amended (“the US Internal Revenue Code”).

Persons described above are referred to as “US Holders” in the following summary.

This summary, which primarily addresses the US federal income and UK tax consequences to a US Holder, is based on:

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

•	current US federal income and UK tax law, regulations, practice, rulings and court decisions, and

•	the Treaties,

all as of the date hereof and all of which are subject to change, possibly with retroactive effect.

This summary assumes that the obligations and representations in the Deposit Agreement that we entered into with The Bank of New York and owners and beneficial owners of ADSs and any related agreement will be performed and complied with in accordance with their terms.

This summary does not purport to address all material US federal and UK tax consequences of the acquisition, ownership and disposition of ordinary shares or ADSs. It does not take into account the US federal income tax consequences to US Holders that may be subject to special US federal income tax rules. This latter category includes, but is not limited to:

•	tax-exempt entities,
•	US expatriates,
•	financial institutions,
•	insurance companies,
•	broker-dealers,
•	traders in securities,
•	investors liable for alternative minimum tax,
•	investors that own (directly, indirectly or by attribution) 5% or more of our voting shares,
•	investors that hold ordinary shares or ADSs as part of a straddle or a hedging, conversion or integrated transaction, and
•	investors whose functional currency is not the US dollar.

Also, this summary does not address US state, local and other (such as US estate and gift) tax consequences of the acquisition, ownership and disposition of ordinary shares or ADSs. Holders of ADSs or ordinary shares should consult their own tax advisers as to the particular UK tax and US federal, state and local income and other tax consequences to them of the acquisition, ownership and disposition of ordinary shares or ADSs. The summary which follows is generally limited to US Holders that hold our ordinary shares or ADSs as capital assets for US federal income tax purposes. It does not apply to US holders that are resident in the United Kingdom for UK tax purposes or for the purposes of the Treaties.

In general, for US federal income tax purposes, US Holders of ADSs will be treated as the beneficial owners of the underlying ordinary shares represented by the ADSs. Under the current practice of the UK Inland Revenue, for UK tax purposes and for the purposes of the Treaties, US holders of ADSs should be treated as the beneficial owners of the underlying shares represented by those ADSs.

Taxation of Dividends

UK Taxation of Dividends

Under current UK tax legislation, we are not required to withhold any amounts in respect of UK tax from dividends.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

US Taxation of Dividends

For US federal income tax purposes, a US Holder will include in gross income the amount of a dividend paid by us, to the extent paid out of our current or accumulated earnings and profits (as determined for US federal income tax purposes), as ordinary income when the dividend is actually or constructively received by the US Holder, in the case of ordinary shares, or by the Depositary, in the case of ADSs. The amount of the dividend included in the income of a US Holder will be the US dollar value of the dividend, determined at the spot UK pound sterling/US dollar rate on the date such dividend is included in the income of the US Holder, regardless of whether the payment is in fact converted into US dollars. The dividend included in a US Holder’s income will generally constitute foreign source income and will generally be classified as “passive income” or, in the case of certain US Holders, “financial services income", which is treated separately from other types of income for US foreign tax credit purposes. The dividends included in a non-corporate U.S. Holder's income in taxable years beginning after December 31, 2002 and before January 1, 2009 may be eligible for U.S. federal income taxation at a maximum tax rate of 15%. In addition, the dividend will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is included in income to the date such payment is converted into US dollars will be treated as US source ordinary income or loss for US foreign tax credit purposes. Distributions in excess of our current or accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the US Holder’s tax basis in the ordinary shares or ADSs and thereafter as capital gain.

Taxation of Capital Gains

UK Taxation of Capital Gains

US Holders will not be liable for UK tax on capital gains realised on the disposal of their ADSs or ordinary shares.

US Taxation of Capital Gains

A US Holder will, upon the sale, exchange or other taxable disposition of an ADS or an ordinary share, recognise a gain or loss for US federal income tax purposes. The amount to be recognised will be the difference between the US dollar value of the amount realised and the US Holder’s tax basis determined in US dollars in the ADS or ordinary share. Such gain or loss generally will be treated as from US sources for US foreign tax credit purposes.

A gain or loss recognised upon the sale of an ADS or an ordinary share will be a capital gain or loss if such ADS or ordinary share is a capital asset in the hands of the US Holder. The maximum non-corporate US federal income tax rate on net capital gains for capital assets held for more than one year is generally 15% for capital assets sold on or after May 6, 2003 and 20% for capital assets sold on or after January 1, 2009. Net capital gains on the sale of capital assets held for one year or less are subject to US federal income tax at ordinary income tax rates. For a corporate US Holder, all capital gains are currently taxed at the same rate as ordinary income. The deductibility of capital losses is subject to limitations. For non-corporate US Holders, net capital losses not in excess of US $3,000 are deductible against ordinary income in the year incurred, with any excess carried forward indefinitely to offset (a) capital gains in such years and (b) other income not in excess of US $3,000. For corporate US Holders, capital losses can only be used to offset capital gains recognised during the year incurred or during the permitted carryback and carryforward period.

The surrender of ADSs in exchange for the deposited ordinary shares represented by the surrendered ADSs, and the deposit of ordinary shares in exchange for ADSs representing the

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

deposited ordinary shares, will not be a taxable event for the purposes of US federal income tax, UK income and corporation tax or UK capital gains tax. Accordingly, US Holders will not recognise any gain or loss for such purposes upon such surrender or deposit.

Estate and Gift Tax

A US Holder who is an individual domiciled in the US for the purposes of the Estate Tax Treaty generally will not be subject to UK inheritance tax with respect to ADSs or ordinary shares on the individual’s death or on a gift of such ADSs or ordinary shares made during the individual’s lifetime, except where the ADSs or ordinary shares are part of the business property of the individual’s UK permanent establishment. The Estate Tax Treaty generally provides for tax paid in the UK to be credited against tax payable in the US, based on priority rules set forth in the Estate Tax Treaty, in a case where ADSs or ordinary shares are subject to both UK inheritance tax and US federal gift or estate tax. There are special rules applying to trusts.

US Backup Withholding Tax and Information Reporting

Information reporting requirements will apply to dividends in respect of ordinary shares or ADSs and the proceeds received on the sale or disposition of the ordinary shares or ADSs paid within the US, and in certain cases outside of the US, to a US Holder unless the US Holder is an exempt recipient, such as a corporation, and backup withholding may apply to such amounts if the US Holder fails to provide an accurate taxpayer identification number or to report interest and dividends required to be shown on its federal income tax returns. The amount of any backup withholding from a payment to a US Holder will be allowed as a credit against the US Holder’s US federal income tax liability.

UK Stamp Duty and Stamp Duty Reserve Tax

UK stamp duty is charged in respect of certain documents and UK stamp duty reserve tax (“SDRT”) is imposed in respect of certain transactions in securities.

Transfers of the ordinary shares will generally be subject to UK stamp duty at the rate of 50p for every £100 (or part thereof), rounded up to the next whole unit of £5, of the full consideration given for the transfer. This is irrespective of the identity of the parties to the transfer and the place of execution of any instrument of transfer. There is generally no ad valorem stamp duty on an instrument of transfer made which is neither on sale nor in contemplation of sale. In such cases, the instrument of transfer will be either exempt from stamp duty or a fixed stamp duty of £5 per instrument of transfer will be payable.

An agreement to transfer ordinary shares or any interest therein for money or money’s worth will normally give rise to a charge of SDRT at the rate of 0.5% of the amount or value of the consideration given for the ordinary shares. The liability to SDRT will arise, in respect of conditional contracts, on the date the conditions are satisfied. The charge to SDRT will be cancelled if an agreement to transfer ordinary shares is completed by a duly stamped transfer within six years of the conditions being satisfied (in the case of a conditional contract), or the contract being made (in the case of an unconditional contract). Where the SDRT charge has been paid, the SDRT will be repaid, generally with interest, provided that a claim for repayment is made.

Transfers of ordinary shares through the electronic transfer system (known as “CREST”) are exempt from UK stamp duty so long as the transferee is a member of CREST and the transfer is in a form which will ensure that the securities become held in uncertificated form with

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

CREST. Such transfers, however, if made for a consideration in money or money’s worth are liable to SDRT rather than stamp duty. SDRT on relevant transactions settled within the system or reported through it for regulatory purposes will be collected by CREST, and this will apply whether or not the transfer is effected in the UK, and whether or not the parties to it are resident or situated in the UK.

A charge to stamp duty or SDRT respectively at the rates of £1.50 for every £100 (or part thereof), rounded up to the next whole unit of £5, or 1.5% of the amount or value of the consideration. However, in some circumstances, the value of the ordinary shares concerned, a charge may arise on a transfer of ordinary shares to, or to the custodian of, the depositary or to certain persons providing a clearance service (or their nominees or agents). Generally, these charges will be payable by the depositary or person providing the clearance service. In accordance with the terms of the deposit agreement, any tax or duty payable by the depositary, or the custodian of the depositary, on deposits of ordinary shares will be charged by the depositary to the party to whom ADRs are delivered against such deposits.

No liability for stamp duty will arise on any transfer of, or agreement to transfer, an ADS or beneficial ownership of an ADS, provided that:

•	the ADS and any instrument of transfer or written agreement to transfer remains at all times outside the UK, and

•	any instrument of transfer or written agreement to transfer is not executed in the UK, and

•	the transfer does not relate to any matter or thing done or to be done in the UK (the location of the custodian as a holder of an ordinary share not being relevant in this context).

In any other case, any transfer of, or agreement to transfer, an ADS or beneficial ownership of an ADS could, depending on all the circumstances of the transfer, give rise to a charge to ad valorem stamp duty. The current rate of ad valorem stamp duty on a transfer of stock or marketable securities, which includes ADSs, is 50p for every £100 (or part thereof), rounded up to the next whole unit of £5, of the amount of value of the consideration. A transfer in contemplation of sale would be stampable by reference to the value of the property transferred.

SDRT will not be payable on any agreement to transfer ADSs or beneficial ownership of ADSs.

A transfer of the underlying ordinary shares from the depositary other than on cancellation of the ADS, whether to the US Holder or directly from them to a purchaser, may give rise to a liability to ad valorem stamp duty. However, on a transfer from the custodian to a US Holder or registered holder of an ADS upon cancellation of the ADS, a fixed UK stamp duty of £5 per instrument of transfer only would be payable.

F	Dividends and Paying Agents

Our board recommends a final dividend for 2002 of 18.75p (net) per ordinary share. The dividend, if approved by our shareholders at our annual general meeting on 15 May 2003, will be paid on 22 May 2003. The equivalent amount per ADS will be 75.0p and this will be distributed on 30 May 2003 to ADR holders of record on 21 March 2003. The dividend payable to ADR holders will be paid in US dollars converted at the £/US dollar rate on

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

22 May 2003. These payments, together with the interim amounts already paid, amount to a total dividend of 27.55p per ordinary share (110.2p per ADS) for 2002.

We expect, subject to shareholders’ approval where necessary, to continue to pay dividends. However, the payment of any future dividends will depend upon our earnings and financial condition and such other factors as our board deems relevant.

Cash dividend payments will be made in pounds sterling. Exchange rate fluctuations will affect the US dollar amount received by holders of ADSs on conversion of such dividends. Fluctuations in the exchange rate between pounds sterling and the US dollar will affect the dollar equivalent of the pounds sterling price of the ordinary shares on the London Stock Exchange. These fluctuations are likely to affect the market price of the ADSs on the New York Stock Exchange.

G	Statement by Experts

This section is not applicable.

H	Documents on Display

We are subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance with these requirements, will file reports and other information with the SEC. The reports and other information, as well as registration statements and exhibits and schedules thereto, may be inspected without charge at, and copies may be obtained at prescribed rates from, the public reference facilities of the US Securities and Exchange Commission’s principal office at:

Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, USA,

and at the SEC’s regional offices at:

500 West Madison Street, Suite 1400, Chicago, Illinois 60661, USA, and:

233 Broadway, New York, New York 10279, USA.

The public may obtain information on the operation of the SEC’s public reference facilities by calling the SEC in the USA at 1-800-SEC-0330. Copies of the reports and other information may also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, USA.

I	Subsidiary Information

This section is not applicable.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Interest Rate Sensitivity

We have entered into certain interest rate swap transactions with contractual maturities exceeding those of the underlying debt being hedged, in anticipation of there being additional floating rate debt when the existing debt matures. In order to manage the impact of adverse variations in interest rates on our profits, the Group borrows at fixed and floating rates of interest and, where necessary, uses interest rate derivatives to maintain a target level of fixed interest rate cover in the current and subsequent two years of between 25% and 75% of the level of core debt.

We recognise payments on derivative instruments on an accrual basis. We make no provisions in our financial statements for unrealised gains or losses on such transactions in respect of future accounting periods. Any gains or losses will be recognised over the period of the contracts’ respective maturities and will be offset by corresponding gains or losses in respect of the underlying debt being hedged. At 31 December 2002 we had unrealised losses of £67 million on long-term debt and net unrealised losses of £17 million on derivative financial instruments. At 31 December 2001 we had unrealised gains of £7 million on long-term debt and net unrealised losses of £28 million on derivative financial instruments.

Liabilities	Maturity Dates

	2003	2004	2005	2006	2007	Thereafter	Total	Fair value
	£m	£m	£m	£m	£m	£m	£m	£m

Long Term Debt
Fixed Rate	(17)	(13)	(610)	(589)	(90)	(545)	(1,865)	(1,927)

Average rate	4.4%	5.0%	4.9%	5.9%	4.0%	6.3%	5.6%

Variable Rate	(13)	(14)	(40)	(477)	(9)	—	(553)	(553)

Average rate	4.4%	4.5%	4.1%	4.3%	4.6%		4.3%

Other Borrowings
Variable Rate	(171)	—	—	—	—	—	(171)	(175)

Average rate	4.5%						4.5%

The following table presents the derivative financial instruments held by the Group at 31 December 2002, other than short term forward foreign exchange contracts. A number of the interest rate swaps have embedded options and assumptions have been made, based on the year-end third party mark-to-market valuations, to determine whether such options are likely to be exercised in order to determine the probable maturity date. We do not enter into any market risk sensitive instruments for trading purposes.

	2003	2004	2005	2006	Later years	Total	Fair value
2002	£m	£m	£m	£m	£m	£m	£m

Sterling interest rate derivatives

Interest rate swaps and swap options – pay fixed, receive variable equal to LIBOR:
Notional amount	250	—	—	—	470	720	(38)
Weighted average interest rate payable (%)	6.7	—	—	—	6.3	6.4
Interest rate swaps – pay variable, receive fixed:
Notional amount	—	—	—	—	300	300	10

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

Weighted average interest rate receivable (%)	—	—	—	—	6.6	6.6
Margin over LIBOR payable (%)	—	—	—	—	1.2	1.2
Caps (sold):
Notional amount	720	—	—	—	—	720	1
Weighted average strike price (%)	7.0	—	—	—	—	7.0
Floors (sold):
Notional amount	—	300	—	—	—	300	(1)
Weighted average strike price (%)	—	4.0	—	—	—	4.0

Euro interest rate derivatives:
Interest rate swaps — pay fixed, receive variable equal to LIBOR:
Notional amount	52	52	52	52	—	208	(7)
Weighted average interest rate payable (%)	4.3	4.5	4.7	4.9	—	4.6
Interest rate swaps — pay variable, receive fixed:
Notional amount	—	—	587	—	—	587	12
Weighted average interest rate receivable (%)	—	—	4.9	—	—	4.9
Margin over LIBOR payable (%)	—	—	0.9	—	—	0.9

Swedish kroner interest rate derivatives
Notional amount	28	23	18	13	8	n/a	1
Margin of 1.37% receivable, provided Swedish	7.1	7.9	8.7	9.5	10.5	n/a
LIBOR does not exceed (%)

Cross currency swaps:
Notional amount	—	—	—	—	89	89	—
Euro interest rate receivable (%)	—	—	—	—	3.9	3.9
Swedish kroner interest rate payable (%)	—	—	—	—	4.9	4.9
Notional amount	45	—	—	—	—	45	4
Margin over EONIA receivable (%)	0.5	—	—	—	—	0.5
Margin over Sterling LIBOR payable (%)	0.5	—	—	—	—	0.5
Notional amount	12	—	—	—	—	12	1
Euro interest rate receivable (%)	5.3	—	—	—	—	5.3
Margin over Sterling LIBOR payable (%)	0.6	—	—	—	—	0.6
Notional amount	6	—	—	—	—	6	—
Margin over Yen LIBOR receivable (%)	0.3	—	—	—	—	0.3
Margin over Sterling LIBOR payable (%)	0.5	—	—	—	—	0.5
Tax equalisation swaps:
Notional amount	—	76	—	—	—	76	—

Exchange Rate Sensitivity

Due to the international nature of our operations, we are exposed to exchange rate fluctuations on the translation of the results of overseas subsidiaries into sterling and trading transactions in foreign currencies. We make limited use of derivative financial instruments to hedge balance sheet translation exposures. On significant acquisitions of overseas companies, borrowings are raised in the local currency to minimise the translation risk. It remains our policy not to hedge profit and loss account translation exposures. Transaction exposures are hedged where deemed appropriate and where they can be reliably forecast with the use of forward exchange rate contracts.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

The table below provides information about our derivative financial instruments and firmly committed sales and purchases transactions at 31 December 2002. The table summarises information on instruments and transactions that are sensitive to foreign currency exchange rates, namely firmly committed foreign currency denominated sales and purchases transactions and forward foreign exchange contracts. For firmly committed foreign currency denominated sales and purchases transactions, sales and purchases amounts are presented by the expected transaction date. For forward foreign exchange contracts, the table presents the contractual amounts and weighted average exchange rates by expected (contractual) maturity dates. The information is presented in pounds sterling equivalents, which is our reporting currency. We do not enter into any market risk sensitive instruments for trading purposes.

	Expected Maturity or Transaction Date

	2003	2004	2005	2006	2007	Thereafter	Total	Fair value
£ Functional Currency:	£m equivalent

Firmly Committed Sales Contracts:
Euros	26	—	—	—	—	—	26	26
US Dollars	19	—	—	—	—	—	19	17
Other	1	—	—	—	—	—	1	1

	Expected Maturity or Transaction Date

	2003	2004	2005	2006	2007	Thereafter	Total	Fair value
£ Functional Currency:	£m equivalent

Firmly Committed Purchase Contracts:
Euros	22	2	2	—	—	—	26	26
US Dollars	9	—	—	—	—	—	9	9

	Expected Maturity or Transaction Date

	2003	2004	2005	2006	2007	Thereafter	Total	Fair value
£ Functional Currency:	£m equivalent

Forward Contracts:
Pay £, receive euros:
Contract amount	181	—	—	—	—	—	181	3
Average contractual exchange rate	0.64	—	—	—	—	—	0.64	—
Pay £, receive US$:
Contract amount	6	—	—	—	—	—	6	—
Average contractual exchange rate	1.591	—	—	—	—	—	1.591	—

The fair value of £3 million represents the net unrealised gain on forward foreign exchange contracts at 31 December 2002, this gain was accrued in the financial statements for the year

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

ended 31 December 2002. At 31 December 2001 we had net unrealised losses of £1 million on forward foreign exchange contracts.

Exposure to Commodity Fluctuations

Our financial results are exposed to fluctuations in the price of tobacco leaf. As with other agricultural commodities, the price of tobacco leaf tends to be cyclical as supply and demand considerations influence tobacco plantings in those countries where tobacco is grown. Different regions may experience variations in weather patterns that may affect crop quality or supply and so lead to changes in price. The current political situation in Zimbabwe has resulted and may continue to result, in a significantly reduced tobacco crop. This may also lead to changes in price. We seek to reduce our exposure to individual markets by sourcing tobacco leaf from a number of different countries, including Brazil, Zimbabwe, Spain and Italy.

In 2002, we purchased approximately 98,000 tonnes of tobacco leaf through a number of well-established international tobacco merchants. There is no futures market for tobacco and there is limited ability to enter into long term contracts based on price. Based on 2002 purchase volumes, a 10% increase in the cost of tobacco leaf would result in an increase of approximately £16 million in tobacco leaf costs to the group. We believe that, based on our ability to effect price increases and the relatively low proportion of the retail price represented by tobacco leaf costs, which represented approximately 1% of the total UK duty - paid retail price of cigarettes in 2002, we are generally able to mitigate the effects of tobacco leaf price increases through manufacturers own price increases and thereby limit any related effect on our operating profit.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A	Debt Securities

This section is not applicable.

B	Warrants and Rights

This section is not applicable.

C	Other Securities

This section is not applicable.

D	American Depositary Shares

This section is not applicable.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

Part II

ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There are no items to be reported in this section.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There are no items to be reported in this section.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

ITEM 15	CONTROLS AND PROCEDURES

Pursuant to rules adopted by the Securities and Exchange Commission as directed by Section 302 of the Sarbanes-Oxley Act of 2002, the Company is providing the following information:

As of a date within 90 days of the date of the filing of this Form 20-F Annual Report (the “Evaluation Date”) the Company conducted an evaluation (under the supervision and with the participation of the Company’s chief executive and finance director), pursuant to Rule 13a-15 promulgated under the Securities and Exchange Act of 1934, as amended (the “Exchange Act") of the effectiveness of design and operation of the Company’s disclosure controls and procedures. Based on this evaluation, the Company’s chief executive officer and chief financial officer have concluded that as of the Evaluation Date such disclosure controls and procedures were reasonably designed to ensure that information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and ! Exchange Commission.

Since the last evaluation by the Company of the Company’s internal controls there have not been any significant changes in the internal controls, or in factors that could significantly affect the internal controls.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

Part III

ITEM 17	FINANCIAL STATEMENTS

Our consolidated financial statements and notes to the financial statements, together with the report thereon by independent accountants, are filed as part of this Annual Report as pages F-2 to F-41.

An index to these pages is given on page F-1.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

ITEM 18	FINANCIAL STATEMENTS

This section is not applicable.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

ITEM 19 EXHIBITS

Exhibit no.	Description of Exhibits

1	Memorandum and Articles of Association.

2.1	Trust Deed dated 21 May 1999 for Guaranteed Bonds due 2009 was filed with the SEC on May 24, 2002 under Form 20-F, file registration number 1-14602, and is incorporated herein by reference.

2.2	Trust Deed dated 6 August 1998 for Guaranteed Bonds due 2008 was filed with the SEC on May 24, 2002 under Form 20-F, file registration number 1-14602, and is incorporated herein by reference.

First Supplemental Trust Deed dated 24 May 2001 for Guaranteed Bonds due 2008 was filed with the SEC on May 24, 2002 under Form 20-F, file registration number 1-14602, and is incorporated herein by reference.

2.3	Pricing Supplement dated 28 September 2001 was filed with the SEC on May 24, 2002 under Form 20-F, file registration number 1-14602, and is incorporated herein by reference.

Pricing Supplement dated 24 January 2002 was filed with the SEC on May 24, 2002 under Form 20-F, file registration number 1-14602, and is incorporated herein by reference.

2.4	Financing Agreement for €750m bond maturing in January 2005. Amendment to Financing agreement increasing principal amount to €900 million.

2.5	Offering Circular dated 4 February 2003 for Guaranteed Bonds due 2013.

2.6	Facility Agreement dated 11 March 2003 for a £650m syndicated revolving facility.

4.1	The Contract for the Purchase of the Liggett-Ducat group of companies was filed with the SEC on 25 May 2001, under Form 20-F, file registration number 1-14602, and is incorporated herein by reference.

4.2	Contract for the Purchase of 41.13% shareholding in Austria Tabak by and between Gallaher Group Plc and Österreichische Industrieholding Aktiengsellschaft, dated 22 June 2001 was filed with the SEC on May 24, 2002 under Form 20-F, file registration number 1-14602, and is incorporated herein by reference.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

4.3	Mandatory Offer for the remaining outstanding shares of Austria Tabak, dated 9 July 2001, was filed with the SEC on 11 July 2001, under Form 6-K, and is incorporated herein by reference.

4.4	Supplementary Circular related to the purchase of the remaining shares of Austria Tabak, dated 26 September 2001, was filed with the SEC on 27 September 2001 under form 6-K, and is incorporated herein by reference.

8	List of Subsidiaries

10	Section 906 Certification

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

GALLAHER GROUP Plc (Registrant)

By:	/s/ Mark Rolfe
Name: Mark Rolfe
Title: Finance Director
Date: May 19, 2003

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

CERTIFICATIONS

I, Nigel Northridge, certify that:

1. I have reviewed this Annual Report on Form 20-F of Gallaher Group PLC;

2. Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;

3. Based on my knowledge, the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Annual Report;

4. The registrant’s other certifying officers and I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Annual Report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this Annual Report (the “Evaluation Date”); and

c.	presented in this Annual Report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6. The registrant’s other certifying officers and I have indicated in this Annual Report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 19, 2003

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2002

I, Mark Rolfe, certify that:

1. I have reviewed this Annual Report on Form 20-F of Gallaher Group PLC;

2. Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;

3. Based on my knowledge, the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Annual Report;

4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Annual Report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this Annual Report (the “Evaluation Date”); and

c.	presented in this Annual Report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6. The registrant’s other certifying officers and I have indicated in this Annual Report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 19, 2003

Back to Contents

GALLAHER GROUP Plc

INDEX TO FINANCIAL STATEMENTS

The following consolidated financial statements, together with the report thereon by independent accountants, are filed as part of this Annual Report.

Back to Contents

GALLAHER GROUP Plc

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Gallaher Group Plc

In our opinion, the accompanying consolidated balance sheets, the related consolidated profit and loss accounts, statements of cash flows, statement of recognised gains and losses and reconciliation of movements in equity shareholders’ funds present fairly, in all material respects, the financial position of Gallaher Group Plc and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United Kingdom. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income expressed in pounds sterling for each of the three years in the period ended December 31, 2002 and the determination of consolidated shareholders’ equity also expressed in pounds sterling at December 31, 2002 and 2001 to the extent summarized in Note 32 to the consolidated financial statements.

As discussed in Note 1 to the consolidated financial statements, Gallaher Group Plc changed its method of accounting for retirement benefits and sales related incentive costs in 2002. These changes have been accounted for by restating comparative information at 31 December 2001 and 2000, and for the years then ended.

PricewaterhouseCoopers LLP
Chartered Accountants

London, United Kingdom
19 May 2003

Back to Contents

GALLAHER GROUP Plc

Consolidated Profit and Loss Accounts

		Year ended 31 December

		2002		2001		2000
				(Restated)		(Restated)
	Notes	£m		£m		£m
Turnover of the Group including its share of Joint venture and associate	2	8,422		5,719		4,427
Less share of turnover of joint venture and associate	2	(962)		(303)		–

Group Turnover		7,460		5,416		4,427

Duty	2	(5,101)		(3,980)		(3,415)
Exceptional cost of sales	4	–		(12)		–
Other cost of sales		(1,358)		(661)		(332)

Total cost of sales		(6,459)		(4,653)		(3,747)

Gross profit		1,001		763		680
Distribution, advertising and selling costs		(305)		(216)		(186)
Administrative expenses		(204)		(124)		(71)
Other operating income/(expense)		6		3		3

Group operating profit		498		426		426
Share of operating profits of joint venture and associate		7		1		–

Total Operating Profit	2	505		427		426
Exceptional finance charges	5	–		(18)		–
Interest and other finance charges	5	(134)		(94)		(94)
Net retirement benefits financing income	18	7		14		11

Total interest & other finance charges		(127)		(98)		(83)
Profit on ordinary activities before taxation	6	378		329		343
Taxation	7	(119)		(83)		(91)

Profit on ordinary activities after taxation		259		246		252
Equity minority interests		(4)		(6)		–
Profit for the financial year		255		240		252
Dividends on equity shares	8	(179)		(165)		(146)

Retained profit for the financial year	23	76		75		106

Earnings per ordinary share
basic	9	39.3	p	38.1	p	39.9	p
diluted	9	39.1	p	38.0	p	39.8	p
Dividends per ordinary share – final proposed	8
– total for year	8	27.55	p	25.45	p	23.75	p

Back to Contents

GALLAHER GROUP Plc

Consolidated Profit and Loss Accounts

The turnover and profit figures above relate to continuing operations. The profit and loss account for 2002 and the 2001 and 2000 comparatives have been restated for the impact of changes in our accounting policies in accordance with UK GAAP.

The Notes to the Financial Statements are an integral part of these Financial Statements.

Back to Contents

GALLAHER GROUP Plc

Consolidated Balance Sheets

			2002	2001 (restated)
		Notes	£m	£m
	Fixed assets
	Intangible assets	10	1,375	1,367
	Tangible assets	11	575	552
	Investments:
Investment in joint ventures	– share of gross assets		14	10
	– share of gross liabilities		(8)	(7)
		12	6	3
	Investment in associate	12	109	105
	Other investments	12	17	18

			132	126

			2,082	2,045

	Current assets
	Stocks	13	466	385
	Debtors : amounts falling due within one year	14	751	626
	: amounts falling due after more than one year	14	37	47
	Investments	15	22	23
	Cash at bank and in hand	26	74	122

			1,350	1,203

	Creditors: amounts falling due within one year	16	(1,245)	(1,167)

	Net current assets		105	36

	Total assets less current liabilities		2,187	2,081

	Creditors: amounts falling due after more than one year	16	(2,393)	(2,342)
	Provisions for liabilities and charges	17	(49)	(50)

	Total net liabilities excluding net retirement benefits liability		(255)	(311)

	Retirement benefits assets		5	49
	Retirement benefits liabilities		(87)	(59)
	Net retirement benefits liability	18	(82)	(10)

	Total net liabilities including net retirement benefits liability	2	(337)	(321)

	Capital and reserves
	Called up share capital	20	65	65
	Share premium account	22	117	105
	Capital redemption reserve	22	8	8
	Merger reserve	22	146	146
	Other reserve	22	(911)	(911)
	Retirement benefits reserve	22	(82)	(10)
	Profit and loss account	22	295	252

	Equity shareholders’ deficit		(362)	(345)

	Equity minority interests		25	24

			(337)	(321)

Back to Contents

GALLAHER GROUP Plc

Consolidated Statements of Cash Flows

		Year ended 31 December

		2002	2001	2000
	Notes	£m	£m	£m
Net cash inflow/(outflow) from operating activities	24	519	591	297

Dividends received from associate		12	–	–

Interest received		5	6	3
Interest paid		(137)	(76)	(97)
Exceptional finance charges		–	(18)	–
Dividends paid to minority shareholders		(3)	(1)	–

Returns on investments and servicing of finance		(135)	(89)	(94)

Taxation		(101)	(111)	(80)

Purchase of tangible fixed assets		(130)	(113)	(63)
Government grants received		–	–	1
Purchase of intangible fixed assets		(9)	(8)	(19)
Sale of tangible fixed assets		29	5	3
Purchase of fixed asset investments		(2)	(4)	–
Sale of fixed asset investments		3	2	(2)

Capital expenditure and financial investment		(109)	(118)	(79)

Purchase of subsidiary undertaking	23	(14)	(1,154)	(250)

Acquisitions and disposals		(14)	(1,154)	(250)

Equity dividends paid		(169)	(151)	(146)

Net cash (outflow)/inflow before management		3	(1,032)	(353)
of liquid resources and financing

Management of liquid resources		1	13	9

Increase/(decrease) in bank loans		(536)	87	550
(Decrease)/increase in other loans		529	757	(3)
Issue of ordinary shares		4	148	3
Purchase of own shares		–	–	(168)

Financing		(3)	992	382

Increase/(decrease) in net cash in the year	25	1	(27)	38

The Notes to the Financial Statements are an integral part of these Financial Statements

Back to Contents

GALLAHER GROUP Plc

Statements of Total Recognised Gains and Losses

	Year ended 31 December

	2002	2001 (Restated)	2000 (Restated)
	£m	£m	£m
Profit on ordinary activities after taxation	255	240	252
Actuarial gain / (loss) recognised on retirement benefits	(108)	(161)	30
Movement on deferred tax relating to actuarial gain / (loss) on retirement benefits	30	47	(9)
Exchange adjustments on foreign currency net investments	(22)	8	3

Total recognised gains and losses for the year	155	134	276
Prior year adjustment	(22)	–	–

Total recognised gains and losses since last report	133	134	276

Reconciliation of Movements in Equity Shareholders’ Funds

	Year ended 31 December

	2002	2001 (Restated)	2000 (Restated)
	£m	£m	£m
Profit on ordinary activities after taxation	255	240	252
Dividends on equity shares	(179)	(165)	(146)

Retained profit for the year	76	75	106
Actuarial gain / (loss) on retirement benefits	(108)	(161)	30
Movement on deferred tax relating to actuarial gain / (loss) on retirement benefits	30	47	(9)
Exchange adjustments on foreign currency net investments	(22)	8	3
Amounts deducted from profit and loss account in respect of shares issued to the QUEST (note 21)	(5)	(1)	(2)
Issue of ordinary shares	12	149	5
Purchase of own shares	–	–	(167)

Net (decrease)/increase in equity shareholders’ deficit	(17)	117	(34)
Equity shareholders’ deficit at 1 January – previously reported	(323)	(549)	(492)
Prior year adjustment	(22)	87	64

Equity shareholders’ funds at 1 January – restated	(345)	(462)	(428)

Equity shareholders’ funds at 31 December	(362)	(345)	(462)

The Notes to the Financial Statements are an integral part of these Financial Statements

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

1.	Accounting policies

The financial statements have been prepared in accordance with accounting standards currently applicable in the United Kingdom. Except for the changes to accounting policies set out below, the Group’s principal accounting policies have been applied consistently.

Basis of accounting

The financial statements have been prepared in accordance with the historical cost basis of accounting, as modified by the revaluation of certain fixed assets and are in compliance with the Companies Act 1985 except that, as explained below, investment properties are not depreciated.

Changes to accounting policies

During 2002 the Accounting Standards Board (“ASB”) delayed the mandatory implementation of Financial Reporting Standard (“FRS”) 17 (Retirement benefits) in order to allow UK and International standards boards an opportunity to agree how to converge their different approaches. However, the ASB continues to encourage UK companies to voluntarily adopt FRS 17, which is generally considered to be a better standard than the current standard, Statement of Standard Accounting Practice (“SSAP 24”) (Accounting for Pension Costs). Gallaher concurs with this view and considers that it would be unsatisfactory to continue to account for the costs of pensions and other retirement benefits under SSAP 24, while providing superior information in the notes to the accounts under FRS 17. As a result, Gallaher has voluntarily adopted FRS 17 in 2002. The results for 2001 have been restated accordingly and a prior year adjustment has been recognised in these financial statements (note 31).

The Group also adopted FRS 19 (Deferred tax) in 2002. The adoption of this accounting standard has had no material impact on reported results and no prior year adjustment has been necessary.

To bring Group practice in line with a recently introduced standard in the United States, certain sales related incentive costs, previously included within marketing expenditure, are now charged against turnover. In addition, since the acquisition of Austria Tabak, certain revenue and cost items have been reclassified, and only excise duties paid by Group companies are taken into account when calculating turnover excluding duty. Although the impact of these reclassifications is not significant, comparative results have been restated (note 2).

Basis of consolidation

The consolidated financial statements incorporate the audited accounts of Gallaher Group Plc and all its subsidiaries together with the Group’s share of the results and net assets of its joint ventures and associate. The principal operating subsidiaries are listed in note 33. The wholly owned subsidiary, Riedenhof GmbH., a non-profit housing association, has not been consolidated owing to current restrictions over the distribution of profits.

Foreign currencies

Transactions in foreign currencies are translated at the exchange rate ruling at the date of the transaction, or where forward cover contracts have been arranged, at the contracted rates. Monetary assets and liabilities denominated in foreign currencies, where a contracted rate does not apply, are retranslated at the exchange rates ruling at the balance sheet date and any exchange differences are taken to the profit and loss account.

The profit and loss accounts of overseas subsidiaries, joint ventures and associates are translated into sterling at the average rate of exchange ruling during the year. The balance sheets of the overseas subsidiaries are translated into sterling at the rates of exchange ruling at the balance sheet date. Differences between the profit and loss accounts translated at average rates and at balance sheet rates are shown as a movement in reserves and in the statement of total recognised gains and losses.

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

Certain overseas equity investments are hedged by borrowings in the currencies in which those assets are denominated. Exchange differences arising on the retranslation of the overseas net investments, including goodwill, less exchange differences on the borrowings, to the extent that they finance those investments, are taken to reserves through the statement of total recognised gains and losses. Other exchange gains and losses are dealt with in the profit and loss account.

Financial instruments

Derivative instruments used by the Group are interest rate swaps, foreign currency swaps, forward rate agreements, interest rate swaptions, tax equalisation swaps and forward exchange contracts.

The Group uses derivative financial instruments to hedge its exposures to fluctuations in interest rates and foreign exchange rates. Instruments accounted for as hedges are designated as a hedge at the inception of the contracts and accounted for on an accruals basis, over the life of the instrument. During the year, there were no derivatives used for trading purposes.

Termination payments made or received in respect of instruments which are cancelled due to the termination of the underlying exposure are recognised on an accruals basis over the life of the original instrument. Finance costs associated with debt issuances are charged to the profit and loss account over the life of the instruments.

Currency swap agreements and forward exchange contracts are retranslated at the rates of exchange ruling at the balance sheet date. Resulting gains or losses are offset against foreign exchange gains or losses on the related borrowings or, where the instrument is used to hedge a committed future transaction, are deferred until the transaction occurs.

Turnover

Turnover represents amounts charged to external customers for goods sold, services supplied and licence fees, and includes excise duties paid by group companies but not VAT or its equivalent. Sales and marketing incentives paid to distributors and vendors of the group’s products are deducted from turnover.

Advertising

All advertising expenditure, including that on new brands, is charged to the profit and loss account in the year in which it is incurred.

Research and Development

Research and development expenditure is charged to the profit and loss account as incurred.

Leases

Fixed assets held under finance leases are capitalised in the balance sheet and are depreciated over the shorter of useful economic lives and the period of the lease. The capital elements of future obligations under leases are included as liabilities in the balance sheet. The interest elements of the lease obligations are charged to the profit and loss account over the period of the lease. Rentals paid under operating leases are charged over the lease term on a straight line basis or on a basis of actual rental payable where this fairly reflects usage.

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

Intangible fixed assets – purchased goodwill

Subsidiaries acquired are dealt with in the consolidated financial statements using acquisition accounting. Upon the acquisition of a subsidiary, fair values are attributable to the identifiable and separable assets and liabilities acquired. Adjustments are also made to align the accounting policies of acquired subsidiaries with those of the Group.

Where the consideration paid, including acquisition expenses, exceeds the fair value of the net assets acquired, the difference is treated as purchased goodwill. Goodwill arising on acquisitions is capitalised and amortised, on a straight line basis over its expected useful economic life, not exceeding 20 years. The results of businesses acquired are included from the effective date of acquisition.

Intangible fixed assets – trademarks and other intangibles

Trademarks and other intangible assets excluding purchased goodwill, are stated at cost and amortised, on a straight line basis, over their expected useful economic lives. Trademarks principally relate to certain registrations of the Benson & Hedges trademark in continental western Europe. The directors are of the opinion that, based on the established brand equity of Benson & Hedges in these and other markets and the expectation that it will continue to be developed and to generate significant earnings over the long-term future, a life of 40 years is appropriate. The carrying value of this intangible asset will continue to be reviewed annually for impairment and adjusted to the recoverable amount if required. All other trademarks and intangible assets are amortised over a period not exceeding 20 years.

Tangible fixed assets

Tangible fixed assets are stated at cost less depreciation. Depreciation is calculated to write off the cost of the tangible assets, on a straight line basis, over their estimated useful lives, namely:

Land and buildings
Freehold land which can be separately identified	Not depreciated
Freehold buildings (including land not separately identifiable)	50 years
Long leasehold (lease term 50 years or more)	50 years
Plant and machinery	3-20 years
Fittings and equipment (including computer hardware and ERP licences)	3-10 years
Assets in the course of construction	Not depreciated

Investment properties

Investment properties are recorded at the balance sheet date at market value with all surpluses and deficits arising from revaluation taken to reserves. In accordance with (SSAP) 19 “Accounting for Investment Properties”, no depreciation is provided in respect of these properties. This is a departure from the Companies Act 1985 which requires all properties to be depreciated. Such properties are not held for use within the business but for investment and the directors consider that it would not be appropriate to depreciate them. Furthermore, depreciation is only one of many factors reflected in the annual valuation of these properties and, accordingly, the amount of depreciation which might otherwise have been charged cannot be separately identified or quantified. The directors consider that this policy presents a true and fair view. It is the Group’s policy to have investment properties externally valued at least once every 5 years.

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

Fixed asset investments

Joint ventures and associates are accounted for in the consolidated financial statements under the gross equity and equity methods of accounting respectively, whilst joint arrangements are proportionally consolidated. Financial investments are held at historic cost less amounts written off in respect of any impairments. Other fixed asset investments are carried at cost less amortisation other than the Company’s investments in its subsidiaries, which are carried at historic valuations.

Stocks

Stocks and work in progress are valued at the lower of cost and net realisable value. Cost includes all direct expenditure and production overheads based on the normal level of activity. The valuation of work in progress and finished goods includes excise duties incurred.

Deferred taxation

The group provides for deferred tax assets and liabilities arising from reversing timing differences between the recognition of gains and losses in the financial statements and their recognition for tax purposes. Deferred tax assets are only recognised where it is more likely than not that they will be recovered. Deferred tax assets and liabilities are not discounted.

Pensions and other retirement benefits

Following the full adoption of FRS 17 the regular cost of providing retirement benefits to employees during the year and the full cost of providing amendments to benefits in respect of past service are charged to operating profit. A credit representing the expected return on assets held by retirement benefit schemes is included within net interest. This expected return is based on the market value of those assets at the start of the financial year. An interest charge is also included within net interest. This interest cost is the expected increase during the period in the present value of the scheme liabilities because the benefits are one period closer to settlement. Differences between actual and expected returns on assets are recognised in the statement of total realised gains and losses, together with differences arising from changes in assumptions. The difference between the market value of the assets of a scheme and the present value of the accrued pension liabilities is shown as an asset/ liability on the balance sheet, net of deferred tax where appropriate.

Annual contributions relating to money purchase schemes are charged to the profit and loss account on an accruals basis.

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

2.	Segmental information

The Group is principally engaged in the manufacture, marketing and distribution of tobacco and tobacco related products. Geographical analyses of total turnover, duty, total operating profit and capital employed are set out below.

The Group recently restructured its Continental European and CIS businesses. Consequently, the Group’s segmental analysis has been expanded to reflect this operational restructing. The comparatives have been restated accordingly.

Total turnover	By origin			By destination
	2002	2001	2000	2002	2001	2000
		(Restated)	(Restated)		(Restated)	(Restated)
	£m	£m	£m	£m	£m	£m
UK	3,967	3,891	3,901	3,720	3,685	3,665
Continental Europe	3,746	1,184	95	3,899	1,339	271
CIS	331	259	83	331	261	86
Rest of World	435	412	375	472	434	405
To Group Companies	(57)	(27)	(27)	–	–	–

	8,422	5,719	4,427	8,422	5,719	4,427

The Group’s share of turnover of joint ventures of £77m (2001 – £35m, 2000 – nil) and associate of £885m (2001 – £268m, 2000 – nil) is included within continental Europe total turnover.

Duty	2002	2001	2000
		(Restated)	(Restated)
By destination:	£m	£m	£m
UK	3,127	3,080	2,984
Continental Europe	1,574	534	121
CIS	50	35	9
Rest of World	350	331	301

	5,101	3,980	3,415

TOTAL OPERATING PROFIT	2002

	Before amortisation of intangible assets and exceptional cost of sales	Amortisation of intangible assets	Exceptional cost of sales	Total operating profit
	£m	£m	£m	£m

UK	283	(2)	–	281
Continental Europe	213	(65)	–	148
CIS	42	(10)	–	32
Rest of World	44	–	–	44

	582	(77)	–	505

	2001 (restated)

	Before amortisation of intangible assets and exceptional cost of sales	Amortisation of intangible assets	Exceptional cost of sales	Total operating profit
	£m	£m	£m	£m

UK	299	(1)	–	298
Continental Europe	97	(22)	–	75
CIS	30	(10)	–	20
Rest of World	46	–	(12)	34

	472	(33)	(12)	427

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

	2000 (restated)

	Before amortisation of intangible assets and exceptional cost of sales	Amortisation of intangible assets	Exceptional cost of sales	Total operating profit
	£m	£m	£m	£m
UK	341	(2)	–	339
Continental Europe	59	(5)	–	54
CIS	3	(4)	–	(1)
Rest of World	34	–	–	34

	437	(11)	–	426

CAPITAL EMPLOYED
	2002	2001 (restated)
	£m	£m
By destination:
UK	212	267
Continental Europe	1,571	1,530
CIS	419	379
Rest of World	90	78

	2,292	2,254

Capital employed is reconciled to the consolidated balance sheet as follows:

	2002	2001 (restated)
	£m	£m
Net liabilities including net retirement benefits liability	(337)	(321)
Taxation	14	38
Net debt	2,493	2,425
Proposed dividend	122	112

	2,292	2,254

The Group operates a centralised financing policy and considers that any segmental apportionment of interest and interest bearing net liabilities would not be meaningful.

Restatements

Prior to adopting FRS 17, total operating profit before amortisation of intangible assets and exceptional cost of sales would have been as follows:

	2002	2001	2000
	£m	£m	£m
UK	291	306	348
Continental Europe	212	97	59
CIS	42	30	3
Rest of World	46	47	35

	591	480	445

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

Following a change in German Statutory reporting, Lekkerland-Tobaccoland now only recognises in turnover the commision it receives on phone card sales, whereas previously it recorded the full sales value in turnover and the difference between this amount and commission in cost of sales. Furthermore following the acquisition of Austria Tabak certain cost reclassifications have been made and only excise duties paid by Group companies are taken into account when calculating turnover excluding duty. Although the impact of these reclassifications is not significant and has no effect on operating profit, comparative results have been restated as follows:

–	Duty reduced by £102m; other cost of sales increased by £90m; administrative expenses increased by £12m; and share of turnover of associate reduced by £40m.

To bring the Group in line with a recently introduced standard in the United States, certain sales related incentive costs, previously included within marketing expenditure, are now charged against turnover. This has no impact on operating profit but does slightly increase operating margins. The reclassifications in the current year and prior year are as follows:

–
Turnover reduced by £57m (2001 – £39m, 2000 – £26m); other cost of sales was unaffected in 2002 (2001 – reduced by £2m, 2000 – nil); and distribution, advertising and selling costs reduced by £57m (2001 – £37m, 2000 – £26m).

3.	Directors and employees

Information on directors’ remuneration (including pensions), shareholdings and share options is given in “Item 6. Directors, Senior Management and Employees” of this Annual Report.

The average number of persons employed by the Group during the year, including executive directors and part-time employees, was:

	2002	2001	2000
	Number	Number	Number
UK	2,108	2,167	2,195
Overseas	7,494	4,050	1,324

	9,602	6,217	3,519

Employment costs (for the above persons):

		(Restated)	(Restated)
	£m	£m	£m
Wages and salaries	209	170	95
Social security costs	38	16	11
Pension costs (note 18)	18	15	13

	265	201	119

4.	Exceptional cost of sales

In 2001, operating profit was adversely affected by a one-off exceptional charge of £12m. This represented full provision against the inventory and receivables associated with a distribution agreement with the then principal distributor for African and Middle East markets. There has been no release from this provision during 2002.

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

5.	Net Interest and other financing charges
	2002	2001	2000
	£m	£m	£m
		(Restated)	(Restated)
Interest payable:
On bank loans and overdrafts	50	53	46
Other – Eurobonds and asset securitisation financing	90	46	51

	140	99	97
Exceptional finance charges	–	18	–
Interest receivable and other financial income	(6)	(5)	(3)

	134	112	94

The acquisition of Austria Tabak in 2001 required Gallaher to obtain new bank facilities, incurring one-off upfront commitment and arrangement fees. A significant portion of the facilities were subsequently refinanced. Costs of £18m were expensed in 2001 as exceptional finance charges.

6.	Profit on ordinary activities before taxation
	2002	2001	2000
	£m	£m	£m
Profit on ordinary activities is stated after charging/(crediting):
Depreciation of tangible fixed assets	74	50	33
Amortization of government grants	–	–	(1)
Amortization of intangible assets – subsidiaries	72	32	11
Amortization of intangible assets – associate	5	1	–
Amortization of fixed asset investments	3	1	2
Operating lease rentals – machinery and equipment	2	1	–
Operating lease rentals – for land and buildings	11	5	3

Auditors’ fees for the group amounted to £1.0m ( 2001:£0.8m, 2000 :£0.5m), including £10,000 (2001:£8,000, 2000 :£8,000) in respect of the audit of the company.

Fees payable to PricewaterhouseCoopers in the UK for non-audit work amounted to £3.4m (2001 –  £5.1m).

7.	Tax on profit on ordinary activities
		2001	2000
	2002	(Restated)	(Restated)
	£m	£m	£m
a) Analysis of the charge for the year

Current tax
UK
Corporation tax on profits of the period at 30% (2001 – 30%, 2000 – 30%)	64	70	89
Adjustments in respect of prior years	–	–	(2)
Overseas
Corporation tax on profits of the period	42	18	7
Adjustments in respect of prior years	(8)	–	(1)

	34	18	6

Total current tax	98	88	93

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

Deferred Tax
UK
Origination and reversal of timing differences in the year	4	(5)	1
Adjustments in respect of prior years	–	(2)	(3)

	4	(7)	(2)
Overseas
Origination and reversal of timing differences	10	2	–
Adjustments in respect of prior years	7	–	–

	17	2	–

Total deferred tax	21	(5)	(2)

Tax on profit on ordinary activities	119	83	91

The restatement in 2001 and 2000 is to reflect changes following the full adoption of FRS 17.

7.	Tax on profits on ordinary activiites (continued)

b) Factors affecting tax charge for the year

The tax assessed for the year is lower than the standard rate of corporation tax in the UK (30%). The differences are explained below:

		2001	2000
	2002	(restated)	(restated)
	£m	£m	£m
Profit on ordinary activities before tax	378	329	343
Profit on ordinary activities multiplied by standard rate of corporation tax in the UK of 30% (2001: 30%, 2000:30%)	113	99	103
Effects of:
Amortisation of intangible assets	27	11	3
Other non-deductible expenditure	1	1	2
Non-UK tax losses unrelieved	1	3	–
Non taxable capital gains	(1)	(5)	(1)
Effects of overseas tax rates	(22)	(14)	(10)
Accelerated capital allowances & other timing differences	(13)	(7)	(1)
Adjustments to tax charge in respect of previous periods	(8)	–	(3)

Current tax charge for the year	98	88	93

c) Analysis of deferred tax
£m
Movements during the year in net deferred taxation (asset)/liability:
At 1 January 2002 – previously reported	4
Prior year adjustment	(13)

At 1 January – restated	(9)
Acquisition and fair value adjustments (note 23)	(6)
Amount charged in the profit and loss account	21
Amount credited in the statement of recognised gains and losses	(30)
Exchange adjustments	(3)

At 31 December 2002	(27)

The net deferred taxation balance comprises:
		2001
	2002	(restated)
	£m	£m
Accelerated capital allowances	16	12
Goodwill and other intangible assets	(23)	(27)
Retirement benefits	(14)	12
Other timing differences	(6)	(6)

Net deferred taxation asset	(27)	(9)

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

The net deferred taxation balance is reconciled to the consolidated balance sheet as follows:

Deferred taxation assets (note 14)	(31)	(39)
Deferred taxation liabilities (note 17)	18	18
Deferred taxation relating to retirement benefits (note 18)	(14)	12

8.	Dividends
	2002	2001	2000
	£m	£m	£m
Dividends on ordinary equity shares:
Interim paid	57	53	48
Final proposed	122	112	98

	179	165	146

	2002	2001	2000
	Pence per share	Pence per share	Pence per share
Dividends on ordinary equity shares:
Interim paid	8.80	8.15	7.65
Final proposed	18.75	17.30	16.10

	27.55	25.45	23.75

9.	Earnings per share
	2002	2001	2000
		(Restated)	(Restated)
	Pence	Pence	Pence
Earnings per share:
Basic	39.3	38.1	39.9

Adjustment for exceptional cost of sales (net of tax at 30%)	–	1.4	–
Adjustment for exceptional finance charges (net of tax at 30%)	–	2.1	–
Adjustment for intangible asset amortization – acquisition goodwill	11.9	5.3	1.6

Adjusted	51.2	46.9	41.5

Diluted	39.1	38.0	39.8

	2002	2001	2000
	£m	£m	£m
Earnings:
Basic	255	240	252
Adjustment for exceptional cost of sales (net of tax at 30%)	–	9	–
Adjustment for exceptional finance charges (net of tax at 30%)	–	13	–
Adjustment for intangible asset amortization – acquisition goodwill	77	33	11

Adjusted earnings	332	259	263

	2002	2001	2000
Weighted average number of shares:
Ordinary shares in issue	650,514,242	630,119,372	634,726,766
Shares held by employee share trusts	(2,160,420)	(2,102,972)	(1,957,911)

Shares used in the calculation of basic and adjusted earnings per share	648,353,822	628,016,400	632,768,855
Potentially dilutive share options	2,316,203	1,879,377	1,197,728

Shares used in the calculation of diluted earnings per share	650,670,025	629,895,777	633,966,583

Adjusted earnings per share is presented to show more clearly the underlying performance of the Group.

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

10.	INTANGIBLE FIXED ASSETS
	Goodwill	Trademarks	Other intangibles	Total
	£m	£m	£m	£m
Cost
At 1 January 2002	1,231	204	4	1,439
Acquisition and fair value adjustments (note 23)	24	–	–	24
Additions	–	8	1	9
Exchange adjustments	50	–	–	50

At 31 December 2002	1,305	212	5	1,522

Amortisation
At 1 January 2002	(38)	(34)	–	(72)
Charge for the year	(64)	(7)	(1)	(72)
Exchange adjustments	(3)	–	–	(3)

At 31 December 2002	(105)	(41)	(1)	(147)

Net book value
At 31 December 2002	1,200	171	4	1,375

At 31 December 2001	1,193	170	4	1,367

11.	TANGIBLE FIXED ASSETS
	Land and buildings	Plant and machinery	Fittings and equipment	Construction in progress	Total
	£m	£m	£m	£m	£m
Cost / valuation
At 1 January 2002	157	352	218	27	754
Additions	1	25	53	51	130
Acquisition and fair value adjustments (note 23)	2	(1)	(2)	–	(1)
Disposals of subsidiary	–	(1)	–	–	(1)
Reclassifications	4	33	20	(57)	–
Disposals	(20)	(8)	(31)	–	(59)
Exchange adjustments	(1)	(9)	5	(2)	(7)

At 31 December 2002	143	391	263	19	816

Depreciation
At 1 January 2002	(14)	(124)	(64)	–	(202)
Charge for the year	(4)	(26)	(44)	–	(74)
Disposals of subsidiary	–	1	–	–	1
Disposals	1	7	24	–	32
Exchange adjustments	–	2	–	–	2

At 31 December 2002	(17)	(140)	(84)	–	(241)

Net book value
At 31 December 2002	126	251	179	19	575

At 31 December 2001	143	228	154	27	552

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

	2002	2001
	£m	£m
The net book value of land and buildings comprises:
Freehold	125	142
Long leasehold	1	1

	126	143

Included within land and buildings are investment properties with a value of £1m (2001 – £10m).

Included within fixtures and equipment are assets acquired by finance lease with a net book value of £4m (2001 – nil).

12.	Fixed asset investments
		Investment in associate	Investment in joint ventures	Investment in own shares	Other investments	Total
		£m	£m	£m	£m	£m
	Cost and share of post acquisition reserves
	At 1 January 2002	106	3	8	14	131
	Acquisition fair value adjustments (note 23)	–	–	–	(1)	(1)
	Share of profit after tax	13	(1)	–	–	12
	Dividends payable to Group companies	(9)	–	–	–	(9)
	Additions	–	6	7	1	14
	Disposals	–	(2)	(5)	(3)	(10)
	Exchange adjustments	5	–	–	1	6

	At 31 December 2002	115	6	10	12	143

	Amounts written off
	At 1 January 2002	(1)	–	(4)	–	(5)
	Amortisation	(5)	–	(3)	–	(8)
	Disposals	–	–	2	–	2

	At 31 December 2002	(6)	–	(5)	–	(11)

	Net book value
At 31 December 2002	– goodwill	90	–	–	–	90
	– other	19	6	5	12	42

	– total	109	6	5	12	132

At 31 December 2001	– goodwill	91	–	–	–	91
	– other	14	3	4	14	35

	– total	105	3	4	14	126

Investment in associate
Name	Country of incorporation	Principal activity

Lekkerland-Tobaccoland GmbH & Co. KG	Germany	Wholesale distribution of tobacco and other products.

The Group owns 25.1% of the ordinary shares through its subsidiary, Austria Tabak.

Investments in joint ventures
Name	Country of incorporation	Principal activity

Hungarotabak-Tobaccoland Rt*	Hungary	Wholesale distribution of tobacco and other products.
R.J.Reynolds-Gallaher International SARL	Switzerland	Marketing of tobacco products in Europe.
Gallaher-Reynolds Equipment Company	Republic of Ireland	Leasing of tobacco manufacturing machinery.
GOLD-FILTER Kereskedelmi es Szolgaltato kft	Hungary	Wholesale distribution of non-tobacco products.

*The Group owns 51% of the equity in this joint venture through its subsidiary, Austria Tabak. However, voting rights are restricted to 50%.

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

Investment in own shares

This represents listed shares in Gallaher Group Plc held by employee share trusts. At 31 December 2002, 2,026,496 shares were held by the employee benefit trust (note 21) and 147,213 shares were held by the Gallaher Group Plc Qualifying Employee Share Ownership Trust (note 20). The market value of the shares held by the trusts at 31 December 2002 was £13m (2001 – £10m).

Other investments

These mainly comprise securities held by the Austria Tabak group of companies, including bonds, shares, mortgage bonds and investment certificates. Also included is the Group’s investment in its unconsolidated subsidiary, Riedenhof G.m.b.H., a company incorporated in Austria.

13.	Stocks
	2002	2001
	£m	£m
Raw materials and consumables	214	184
Work in progress	8	9
Finished goods and goods for resale	244	192

	466	385

14.	Debtors
	2001	2002 (restated)
	£m	£m
Amounts falling due within one year
Trade debtors	695	584
Dividends receivable from associate	–	3
Amounts due from joint ventures and associate	7	–
Other debtors	37	32
Prepayments and accrued income	12	7

	751	626

Amounts falling due after more than one year
Deferred taxation assets (note 7)	31	39
Other debtors	6	8

	37	47

The restatement of the 2001 balances reflects the adoption of FRS 17 (note 18). Under the previous accounting standard, SSAP 24, prepaid pension contributions of £96m and deferred taxation of £3m were recognised as assets falling due after more than one year.

15.	Current asset investments
	2002	2001
	£m	£m
Investments listed on the London and Vienna stock exchanges	4	5
Unlisted investments	18	18

	22	23

Included within current asset investments are bank certificates of deposit, bonds, funds and UK government securities amounting to £21m (2001 – £22m) which are classified as liquid resources in the cash flow statement (note 25). The cost of listed investments approximates market value.

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

16.	Creditors
	2002	2001
	£m	£m
Amounts falling due within one year
Borrowings (note 19)	201	233
Trade creditors	121	153
Corporate taxes	42	48
Other taxes, duties and social security contributions	636	502
Proposed dividend	122	112
Dividends payable to minorities	2	2
Amounts due to joint ventures and associate	2	–
Other creditors	25	21
Accruals and deferred income	94	96

	1,245	1,167

	2002	2001
	£m	£m
Amounts falling due after more than one year
Borrowings (note 19)	2,387	2,336
Accruals and deferred income	6	6

	2,393	2,342

17.	Provisions for liabilities and charges
	At 1 January 2002 – previously reported	Prior year adjustment	At 1 January 2002 – restated	Acquisition and fair value adjustments (note 23)	Provided	Utilised	Exchange	At 31 December 2002
	£m	£m	£m	£m	£m	£m	£m	£m
Reorganisation provisions	19	–	19	15	2	(20)	2	18
Severance payments	16	(16)	–	–	–	–	–	–
Pensions	14	(14)	–	–	–	–	–	–
Employment and post-employment benefits	31	(26)	5	–	–	(1)	–	4
Deferred taxation (note 7)	46	(28)	18	(4)	4	–	–	18
Other provisions	10	(2)	8	2	–	(1)	–	9

	136	(86)	50	13	6	(22)	2	49

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

Reorganisation provisions

Prior to the acquisition by the Group, Austria Tabak made an irrevocable decision to close its production facility in Malmo, Sweden. Cessation of production took place in July 2002, and the facility was sold in November 2002. Provisions at 31 December 2002 mainly relate to depot closures in the German vending business and employee benefit liabilities associated with other reorganisations.

Severence payments

Under Austrian law, employees are entitled to a lump sum severance payment on retirement or upon notice being given. The level of payment is dependent on current service cost and remuneration at the time of severance. The majority of the provision at 1 January 2002 related to retirement benefits and this has been reallocated following the adoption of FRS 17 (note 18). The remaining provision of £3m relates to employees currently in service and this has been reclassified to “employment and post-employment benefits”.

Pensions

The Austria Tabak group of companies operate a number of defined benefit pension schemes. These provisions have been reallocated following the adoption of FRS 17 (note 18).

Employment and post-employment benefits

Post-employment benefits other than pensions relate to the provision of health care on beneficial terms to certain retired employees by Gallaher Limited and Gallaher (Dublin) Limited and the provision of tobacco gratuities to certain retired employees of Austria Tabak. These provisions have been reallocated following the adoption of FRS 17 (note 18). Employment benefits relate to the provision of paid leave prior to severance in Germany and contractual one-off cash payments due after a certain service period to employees of Austria Tabak.

Other provisions

Other provisions at 31 December 2002 relate mainly to vacant property obligations, costs associated with the requirement to remove vending machines in compliance with German legislation and deferred consideration relating to the acquisition of Gustavus AB. The property obligations relate to a former subsidiary’s offices where the Group has head lease commitments until 2013. Provision has been made for the residual lease commitments, after taking into account existing sub-tenant arrangements. The unfunded pension obligation in respect of a former employee has been reallocated following the adoption of FRS 17 (note 18).

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

18.	Pensions and other retirement benefits

The Group operates material defined benefit retirement arrangements in the UK, Austria, Republic of Ireland and Germany. All of these plans are administered and financed in accordance with local legislation and practice. In the UK and Irish schemes, assets are held in trust separately from the assets of the subsidiaries. In Austria, book reserves are established in respect of the liabilities and, in line with Austrian legislation, the corresponding assets are held by the respective subsidiary (the subsidiary has no legal right to the use of the assets for any purpose other than the provision of pension benefits). Book reserves are also established in respect of the German liabilities, which are unfunded.

The pension costs of these arrangements are assessed in accordance with the advice of independent qualified actuaries using the projected unit method. The latest actuarial valuations of these plans were undertaken as at 31 March 2002 or later, and where necessary, the results of these valuations have been updated to 31 December 2002.

The latest agreed contribution rates for the material schemes are as follows: UK (24.1% – 26.3% per annum) and Ireland (2.8% per annum). Contributions to the Austrian pension arrangements are assessed annually in conjunction with the administrators of the scheme.

The Group has incurred charges of £1m (2001 – £1m) relating to defined contribution schemes, primarily within its Continental European subsidiaries.

The Group has adopted FRS 17 early and has restated prior year results and balance sheets to reflect this change in accounting policy (note 31).

Under FRS 17, the weighted average financial assumptions used in the valuation of the Group’s liabilities are:

	31 December 2002	31 December 2001	31 December 2000
	Per annum	Per annum	Per annum
Discount rate	5.5%	5.8%	6.0%
Rate of increase in salaries	3.3%	4.3%	4.4%
Rate of increase of pensions in payment	2.3%	2.4%	2.4%
Rate of price inflation	2.3%	2.4%	2.4%
Long-term medical expense inflation	6.0%	6.0%	6.0%

The plan assets and weighted average expected rates of return are as follows:

	31 December 2002		31 December 2001		31 December 2000
	Expected return per annum	Market value £m	Expected return per annum	Market value £m	Expected return per annum	Market value £m
Equities	8.0%	442	7.3%	546	7.0%	642
Bonds	5.0%	290	5.3%	247	4.9%	252
Property	6.5%	7	7.3%	7	6.8%	7
Other	6.4%	2	6.0%	57	6.8%	3

Total		741		857		904

The net retirement benefits (liability)/ asset was as follows:

	31 December	31 December	31 December
	2002	2001	2000
	£m	£m	£m
Market value of assets at end of year	741	857	904
Present value of liabilities	(837)	(855)	(719)

Net (deficit)/surplus	(96)	2	185
Related deferred tax asset/(liability)	14	(12)	(59)

Net retirement benefits (liability)/asset	(82)	(10)	126

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

18.	Pensions and other retirement benefits (continued)

The prior year adjustment recognised at 1 January 2002 to reconcile the SSAP24 prepayments and provisions to the net FRS17 retirement benefits liability shown above, resulted in a decrease in the Group’s reserves of £22m (1 January 2001 – increase of £87m,1 January 2000 – increase of £64m). The additional disclosures required under FRS 17 are set out below:

Analysis of the amount charged to operating profit:
	2002	2001	2000
	£m	£m	£m
Employer service cost	(17)	(14)	(13)
Past service cost	–	–	–

Total operating charge	(17)	(14)	(13)

Analysis of amount credited/(charged) to interest and other financing charges:
	2002	2001	2000
	£m	£m	£m
Expected return on pension scheme assets	56	58	53
Interest on retirement benefit liabilities	(49)	(44)	(42)

Net retirement benefits financing income	7	14	11

Analysis of amount recognised in the statement of total recognised gains and losses:
	2002	2001	2000
	£m	£m	£m
Actual return less expected return on assets	(153)	(131)	30
Experience gains and losses on liabilities	43	(10)	-
Changes in assumptions	2	(20)	-

Actuarial loss on assets and liabilities	(108)	(161)	30

Movement in net retirement benefits (liability)/asset during the year:
	2002	2001
	£m	£m
Net retirement benefits surplus at the beginning of the year	2	184
Acquisition adjustment	–	(29)
Employer service cost	(17)	(14)
Contributions	20	8
Net retirement benefits financing income	7	14
Actuarial loss	(108)	(161)

Net retirement benefits (liability)/asset at the end of the year	(96)	2

History of experience gains and losses in the year:
	2002		2001
	£m		£m
Difference between expected and actual return on scheme assets:
Amount	(153)		(131)
Percentage of scheme assets	(20.6%	)	(15.3%	)
Experience gains and losses on retirement benefits liabilities:
Amount	43		(10)
Percentage of the present value of retirement benefits liabilities	5.1%		(1.2%	)
Total amount recognised in statement of total recognised gains and losses:
Amount	(108)		(161)
Percentage of the present value of retirement benefits liabilities	(12.9%	)	(18.8%	)

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

19.	Derivatives and financial instruments

The Group’s policies in respect of foreign currency and interest rate risk management and the related use of financial instruments are set out in the Treasury section of the Operating and Financial Review and Prospects discussion. Short-term debtors and creditors have been excluded from the following analyses, other than the currency risk disclosure.

a)	Financial liabilities analysed by maturity date

I.	Borrowings
	2002			2001

	Bank loans and overdrafts	Other loans and finance lease obligations	Total	Bank loans and overrdrafts	Other loans and finance lease obligations	Total
	£m	£m	£m	£m	£m	£m
Due within one year	133	68	201	183	50	233
Due between one and two years	24	3	27	586	52	638
Due between two and five years	611	1,204	1,815	485	583	1,068
Due after five years	–	545	545	100	530	630

	768	1,820	2,588	1,354	1,215	2,569

	2002	2001
	£m	£m
Other loans and finance leases obligations comprise:
Euro900m 2005 4.875%	587	–
Euro750m 2006 5.875%	487	457
Euro375m 2008 Eurobond 5.875%	245	229
£300m 2009 Eurobond 6.625%	300	300

Total listed bonds	1,619	986
Medium term notes	189	223
Equipment debt promissory notes	8	6
Finance lease obligations – including £1m due within one year (2001 – nil)	4	–

	1,820	1,215

In February 2003, the Group issued a £250m bond maturing in February 2013. The proceeds have been used to repay part of the syndicated bank loan due to mature in June 2006.

ii. Other financial liabilites

Other financial liabilities, comprising provisions for employment benefits, property obligations and deferred consideration relating to the acquisition of a subsidiary, have maturities as follows:

	2002	2001
	£m	£m
Due between one and two years	1	–
Due between two and five years	21	–
Due after five years	5	19

	27	19

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

19.	Derivatives and financial instruments (continued)

b)	Financial liabilities analysed by currency and interest rate risk profile
	2002

	Total	Non-interest bearing financial liabilities	Floating rate financial liabilities	Fixed rate financial liabilities	Weighted average interest rate	Weighted average period of fixed rate
Currency:	£m	£m	£m	£m	%	Years
Sterling	1,022	2	200	820	7.2	3.8
Euro	1,272	8	357	907	5.8	4.1
Swedish kroner	163	17	55	91	4.8	4.5
US dollar	158	–	158	–	–	–

	2,615	27	770	1,818	6.4	4.0

	2001

	Total	Non-interest bearing financial liabilities	Floating rate financial liabilities	Fixed rate financial liabilities	Weighted average interest rate	Weighted average period of fixed rate
Currency:	£m	£m	£m	£m	%	Years
Sterling	1,192	2	370	820	7.2	4.8
Euro	1,119	17	234	868	5.8	5.1
Swedish kroner	147	–	58	89	4.9	5.5
US dollar	130	–	130	–	–	–

	2,588	19	792	1,777	6.4	5.0

The above figures take into account the various currency swaps and interest rate derivatives entered into by the Group. Floating rate financial liabilities mainly bear interest at rates referenced on inter-bank offer rates. The non-interest bearing financial liabilities relate to provisions for liabilities and charges.

c)	Financial assets analysed by currency and interest rate risk profile
	2002			2001

	Cash at bank and in hand	Other	Total	Cash at and in hand	Other	Total
Currency:	£m	£m	£m	£m	£m	£m
Sterling	14	18	32	21	17	38
Euro	43	15	58	53	17	70
Swedish Kroner	5	–	5	30	–	30
US Dollar	5	1	6	8	–	8
Other	7	–	7	10	–	10

	74	34	108	122	34	156

Cash at bank and in hand is mainly non-interest bearing. Other financial assets comprise cash deposits, short-term bank certificates of deposit, listed bonds and funds and government securities which earn interest at floating rates, and certain long term receivables £2m (2001 – nil) which are non-interest bearing.

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

19.	Derivatives and financial instruments (continued)

d)	Currency exposure

The table below shows the currency exposures of the Group’s net monetary assets and liabilities, in terms of those transactional exposures that give rise to net currency gains and losses recognised in the profit and loss account. Such exposures comprise the monetary assets and liabilities of the Group that are not denominated in the operating (or “functional”) currency of the operating unit involved, other than certain non-sterling borrowings treated as hedges of net investments in non-UK operations.

	Net foreign currency monetary assets/(liabilities)
	2002					2001

	Sterling	Euro	US Dollar	Other	Total	Sterling	Euro	US Dollar	Other	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Functional currency of Group operation
Sterling	–	23	11	1	35	–	18	11	2	31
Euro	2	–	–	–	2	–	–	1	–	1
US dollar	–	(13)	–	–	(13)	–	(13)	–	–	(13)

	2	10	11	1	24	–	5	12	2	19

e)	Fair values of financial instruments

The table below shows the book and fair values of the Group’s financial instruments. The book values are included in the Group balance sheet under the indicated headings, with the exception of derivative amounts which are included within “other creditors”. The fair values of the financial instruments are the amount at which the instrument could be exchanged in a current transaction between willing parties.

	2002	2002	2001	2001
	Book value	Fair value	Book value	Fair value
	£m	£m	£m	£m

Primary financial instruments held or issued to finance the Group’s operations:
Fixed asset investments	10	10	12	12
Current asset investments	21	21	22	22
Other debtors	3	3	–	–
Cash at bank and in hand	74	74	122	122
Borrowings falling due within one year	(201)	(205)	(233)	(232)
Borrowings falling due after more than one year	(2,387)	(2,450)	(2,336)	(2,331)
Provisions for liabilities and charges	(27)	(27)	(19)	(19)
Derivative financial instruments held to manage the interest rate and currency profile:
Interest rate swaps, swap options, caps and floors	–	(22)	–	(28)
Currency swaps	–	5	–	–
Forward foreign exchange contracts	3	3	(1)	(1)

With the exception of provisions for liabilities and charges, market rates have been used to determine fair values. The fair values of provisions for liabilities and charges have been calculated by discounting cash flows at the prevailing interest rates.

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

19.	Derivatives and financial instruments (continued)

f)	Unrecognised gains and losses on hedges

The table below shows unrecognised gains and losses on financial instruments used for hedging and those gains and losses recognised during the year. Gains and losses on financial instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised.

		2002		2001

		Gains	Losses	Gains	Losses
		£m	£m	£m	£m
	Unrecognised gains and losses on hedges at 1 January	9	(38)	9	(41)
	(Gains)/Losses arising in previous years recognised in the year	(4)	20	(4)	10

	Gains and losses arising before 1 January not recognised in the year	5	(18)	5	(31)
	Changes in the year in unrecognised values of hedges at 1 January	(2)	(15)	(1)	(5)
	Reclassification of gains and losses	13	(13)	1	(1)
	Unrecognised gains and losses arising during the year	13	–	5	(1)

	Unrecognised gains and losses on hedges at 31 December	29	(46)	10	(38)

Expected to be recognised	– in one year or less	17	(9)	5	(15)
	– in later years	12	(37)	5	(23)

g)	Borrowing facilities

The Group had the following undrawn committed borrowing facilities available at 31 December 2002:

	2002	2001
	£m	£m
Expiring within one year – bilateral revolving credit facilities	95	–
Expiring between two and five years – syndicated revolving credit facility	433	471

	528	471

19.	Derivatives and financial instruments (continued)

h)	Derivative financial instruments

The following table presents the derivative financial instruments held by the Group at 31 December 2002, other than short term forward foreign exchange contracts. A number of the interest rate swaps have embedded options and assumptions have been made, based on the year-end third party mark-to-market valuations, to determine whether such options are likely to be exercised in order to determine the probable maturity date.

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

	2003	2004	2005	2006	Later years	Total	Fair value
2002	£m	£m	£m	£m	£m	£m	£m

STERLING INTEREST RATE DERIVATIVES

Interest rate swaps and swap options – pay fixed, receive variable:
Notional amount	250	–	–	–	470	720	(38)
Weighted average interest rate payable (%)	6.7	–	–	–	6.3	6.4

Interest rate swaps – pay variable, receive fixed:
Notional amount	–	–	–	–	300	300	10
Weighted average interest rate receivable (%)	–	–	–	–	6.6	6.6
Margin over LIBOR payable (%)	–	–	–	–	1.2	1.2

Caps (sold):
Notional amount	720	–	–	–	–	720	1
Weighted average strike price (%)	7.0	–	–	–	–	7.0

Floors (sold):
Notional amount	–	300	–	–	–	300	(1)
Weighted average strike price (%)	–	4.0	–	–	–	4.0

Euro interest rate derivatives:
Interest rate swaps – pay fixed, receive variable:
Notional amount	52	52	52	52	–	208	(7)
Weighted average interest rate payable (%)	4.3	4.5	4.7	4.9	–	4.6

Interest rate swaps – pay variable, receive fixed:
Notional amount	–	–	587	–	–	587	12
Weighted average interest rate receivable (%)	–	–	4.9	–	–	4.9
Margin over LIBOR payable (%)	–	–	0.9	–	–	0.9

Swedish kroner interest rate derivatives
Notional amount	28	23	18	13	8	n/a	1
Margin of 1.37% receivable, provided Swedish	7.1	7.9	8.7	9.5	10.5	n/a
LIBOR does not exceed (%)

Cross currency swaps:
Notional amount	–	–	–	–	89	89	–
Euro interest rate receivable (%)	–	–	–	–	3.9	3.9
Swedish kroner interest rate payable (%)	–	–	–	–	4.9	4.9

Notional amount	45	–	–	–	–	45	4
Margin over EONIA receivable (%)	0.5	–	–	–	–	0.5
Margin over Sterling LIBOR payable (%)	0.5	–	–	–	–	0.5

Notional amount	12	–	–	–	–	12	1
Euro interest rate receivable (%)	5.3	–	–	–	–	5.3
Margin over Sterling LIBOR payable (%)	0.6	–	–	–	–	0.6

Notional amount	6	–	–	–	–	6	–
Margin over Yen LIBOR receivable (%)	0.3	–	–	–	–	0.3
Margin over Sterling LIBOR payable (%)	0.5	–	–	–	–	0.5

Tax equalisation swaps:
Notional amount	–	76	–	–	–	76	–

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

19.	Derivatives and financial instruments (continued)

h)	Derivative financial instruments (continued)

	2002	2003	2004	2005	Later years	Total	Fair value
2001	£m	£m	£m	£m	£m	£m	£m

STERLING INTEREST RATE DERIVATIVES
Interest rate swaps and swap options – pay fixed, receive variable:
Notional amount	–	250	–	–	470	720	(24)
Weighted average interest rate payable (%)	–	6.7	–	–	6.3	6.4

Interest rate swaps – pay variable, receive fixed:
Notional amount	–	–	–	–	300	300	(6)
Weighted average interest rate receivable (%)	–	–	–	–	6.6	6.6
Margin over LIBOR payable (%)	–	–	–	–	1.2	1.2

Caps (sold):
Notional amount	–	720	–	–	–	720	4
Weighted average strike price (%)	–	7.0	–	–	–	7.0

Floors (sold):
Notional amount	–	–	300	–	–	300	-
Weighted average strike price (%)	–	–	4.0	–	–	4.0

Euro interest rate derivatives:
Interest rate swaps – pay fixed, receive variable:
Notional amount	49	49	49	49	49	245	(3)
Weighted average interest rate payable (%)	4.1	4.3	4.5	4.7	4.9	4.6

Swedish kroner interest rate derivatives
Notional amount	28	23	18	13	8	n/a	1
Margin of 1.37% receivable, provided Swedish	7.1	7.9	8.7	9.5	10.5	n/a
LIBOR does not exceed (%)

Cross currency swaps:
Notional amount	–	–	–	–	89	89	1
Euro interest rate receivable (%)	–	–	–	–	3.9	3.9
Swedish kroner interest rate payable (%)	–	–	–	–	4.9	4.9

Notional amount	–	45	–	–	–	45	1
Margin over EONIA receivable (%)	–	0.5	–	–	–	0.5
Margin over Sterling LIBOR payable (%)	–	0.5	–	–	–	0.5

Notional amount	18	6	–	–	–	24	(2)
Margin over Yen LIBOR receivable (%)	0.2	0.3	–	–	–	0.5
Margin over Sterling LIBOR payable (%)	0.2	0.5	–	–	–	0.7

The Group has entered into certain interest rate swap transactions with contractual maturities exceeding those of the underlying debt being hedged, in anticipation of there being additional floating rate debt when the existing debt matures.

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

20.	Called up share capital
	Authorised		Allotted and fully paid
	000s	£m	000s	£m
Ordinary shares of 10p each:
At 1 January 2002	1,050,000	105	649,733	65
Issued – share option schemes	–	–	1,857	–

At 31 December 2002	1,050,000	105	651,590	65

Included in the number of shares issued above are 1,400,000 ordinary shares subscribed for by the Gallaher Group Plc Qualifying Employee Ownership Trust (the “QUEST”) at a market value of £9m. The Company provided £5m to the QUEST for this purpose. The cost of this contribution has been transferred by the Company directly to the profit and loss account reserve (note 22). In addition, 450,523 ordinary shares were issued to the Employee Benefit Trust at a market value of £3m.

21.	Share options

Savings Related Share Option Scheme

Under the terms of the Gallaher Group Plc Savings Related Share Option Scheme the Board may offer options to purchase ordinary shares in the Company to employees who enter into an Inland Revenue approved Save As You Earn (“SAYE”) savings contract. The price at which options may be offered is up to 20% less than the mid-market price of a share of the Company on the London Stock Exchange immediately prior to the date of grant. The options may normally be exercised during the period of six months after the expiry of the SAYE contract, three, five or seven years after entering the scheme, or on leaving the Group’s employment, other than by resignation. The Group accounts for the discount arising on the grant of the options in accordance with the exemptions contained within UITF Abstract 17 “Employee Share Schemes”. During the year, 1,438,879 shares were allocated to employees in satisfaction of options exercised under the Gallaher Group Plc Savings Related Share Option Scheme.

The following options over ordinary shares have been granted and are outstanding at 31 December 2002:

			Number of shares
		Option
Date of grant	Date exercisable	Grant price	Granted	Exercised	Lapsed/ cancelled	Outstanding

July 1997	Sep 2002 – Feb 2005	234p	2,707,758	(1,327,285)	(353,260)	1,027,213
October 1998	Dec 2001 – May 2006	330p	541,029	(8,264)	(140,111)	392,654
October 1999	Dec 2002 – May 2007	350p	584,828	(179,444)	(249,590)	155,794
October 2000	Dec 2003 – May 2008	297p	1,406,641	(24,832)	(106,471)	1,275,338
October 2001	Dec 2004 – May 2009	367p	618,756	–	(34,771)	583,985
October 2002	Dec 2005 – May 2010	559p	835,776	–	(3,108)	832,668

Total			6,694,788	(1,539,825)	(887,311)	4,267,652

Performance share plan and deferred bonus plan

Details of these plans, which are available to senior executives and executive directors, are given in the “Compensation” discussion in Item 6. The vesting of these awards is conditional upon the achievement of certain targets. During 2002, a total of 577,677 awards vested under the two plans in respect of the three year performance period ended 31 December 2001.

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

The following awards have been granted and are outstanding at 31 December 2002:

		Number of shares

Date of grant	Performance period	Granted	Awards to vest	Lapsed/ cancelled	Outstanding

March 2000	Jan 2000 – Dec 2002	784,046	(696,626)	(87,420)	–
March 2001	Jan 2001 – Dec 2003	599,309	–	(86,736)	512,573
March 2002	Jan 2002 – Dec 2004	942,054	–	(138,989)	803,065

Total		2,325,409	(696,626)	(313,145)	1,315,638

21.	Share options (continued)

Employee benefit trust The employee benefit trust (“EBT”) has been established to acquire ordinary shares in Gallaher Group Plc, by subscription or purchase, from funds provided by the Group to satisfy rights to shares arising on the vesting of awards under the performance share plan and deferred bonus plan. All finance costs and administration expenses connected with the EBT are charged to the profit and loss account as they accrue. The cost of the shares is being amortised over the performance period of the associated schemes. The trust has waived its voting and dividend rights and the shares held by the trust are excluded from the calculation of basic, adjusted and diluted earnings per share.

22.	Reserves
	Share premium account	Capital redemption reserve	Merger reserve	Other reserve	Retirement benefits reserve	Profit and loss account
	£m	£m	£m	£m	£m	£m
At 1 January 2002 – previously reported	105	8	146	(911)	–	264
Prior year adjustment	–	–	–	–	(10)	(12)

At 1 January 2002 – restated	105	8	146	(911)	(10)	252
Retained profit for the year	–	–	–	–	6	70
Exchange adjustments	–	–	–	–	–	(22)
Actuarial loss recognised on retirement benefits	–	–	–	–	(108)	–
Movement on deferred tax relating to actuarial loss on retirement benefits	–	–	–	–	30	–
Issue of ordinary shares	12	–	–	–	–	–
Amounts deducted in respect of shares issued to the QUEST (note 20)	–	–	–	–	–	(5)

At 31 December 2002	117	8	146	(911)	(82)	295

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

Capital redemption reserve

Upon the buy back of its own shares by the Company, the nominal value of the shares cancelled is transferred to a capital redemption reserve in accordance with Section 170(1) of the Companies Act 1985

Merger reserve

In 2001, the Company completed a private placing of 35,714,286 ordinary shares of 10p in connection with the acquisition of Austria Tabak. This capital reorganisation gave rise to a merger reserve.

Other reserve

On demerger from Fortune Brands, Inc. in 1997, the Company underwent a capital reorganisation that included a purchase of own shares out of capital resulting in the creation of the other reserve.

Retirement benefits reserve

Upon the full adoption of FRS 17, the amount of the Group’s reserves represented by the net retirement benefits liability is required to be disclosed separately from the profit and loss account.

Exchange adjustments

Included in exchange adjustments are net exchange losses on foreign currency loans amounting to £76m that have been offset against exchange gains on the net investment of overseas subsidiaries.

23.	Acquisitions and disposals

2002 acquisitions and disposal

In July 2002, the Group acquired Gustavus AB, a Swedish company engaged in the manufacture of both loose and portion snuff for a non-material consideration comprising an initial cash sum and a deferred contingent element. There were no material fair value adjustments arising on this acquisition. During the year, the Group invested in two joint ventures – R.J. Reynolds-Gallaher International SARL and Gallaher-Reynolds Equipment Company. Total cash paid on the above transactions amounted to £10m and goodwill of £9m has been recognised. The goodwill arising on the acquisition of Gustavus is being amortised on a straight-line basis over 20 years.

In June 2002, the Group disposed of Altesse Ges.m.b.H, a subsidiary of Austria Tabak engaged in the manufacture of cigarette papers, for cash consideration of £2m. No gain or loss was recognised on this transaction. The results of Altesse have been included in the consolidated results up to the date of disposal.

2001 acquisitions

During 2001, the Group acquired Austria Tabak. Total cash consideration paid in 2001, including acquisition costs, amounted to £1,191m and cash acquired with Austria Tabak was £53m. The provisional goodwill arising on the Austria Tabak acquisition, as set out in the 2001 financial statements, was £1,018m. During 2002 the remaining minority shareholdings were purchased for a total of £6m and final adjustments to the provisional fair values were made to reflect completion of the valuation exercise. As a result fixed assets reduced by £3m, stock increased by £2m and creditors and provisions increased by £14m principally comprising additional provisions relating to an irrevocable reorganisation commenced by Austria Tabak management prior to the acquisition. This resulted in the final goodwill arising on this acquisition being £1,033m.

In December 2001, the Group acquired Liggett-Ducat Ukraine for a total consideration of £15m. The goodwill arising on this acquisition, as set out in the 2001 financial statements, amounted to £1m. No further fair value adjustments have been made during 2002.

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

24.	Reconciliation of operating profit to net cash inflow from operating activities
	2002	2001 (restated)	2000 (restated)
	£m	£m	£m
Group operating profit	498	426	426
Exceptional cost of sales (note 4)	—	12	—
Depreciation and amortisation of fixed assets	149	83	45
(Profit)/loss on sale of tangible fixed assets	(1)	2	1
Loss on sale of fixed asset investments	—	1	—
Increase in debtors	(127)	(49)	45
(Increase)/decrease in stocks	(68)	51	(51)
Increase in creditors and provisions	71	59	(174)
(Decrease)/increase in net retirement benefits liability	(3)	6	5

Net cash inflow from operating activities	519	591	297

25.	Reconciliation of net cash flow to movement in net debt
	2002	2001	2000
	£m	£m	£m
Increase/(decrease) in net cash in the year	1	(27)	38
Cash flow from decrease in liquid resources	(1)	(13)	(9)
Cash flow from decrease/(increase) in debt	7	(844)	(547)

Change in net debt resulting from cash flows	7	(884)	(518)
Exchange adjustments	(74)	15	(1)
Current asset investments acquired with subsidiary	—	23	—
Loans acquired with subsidiary	(1)	(175)	(12)

Increase in net debt in the year	(68)	(1,021)	(531)
Net debt at 1 January	(2,425)	(1,404)	(873)

Net debt at 31 December	(2,493)	(2,425)	(1,404)

26.	Analysis of net debt
	At 1 January 2002	Cash flow	Acquisition	Exchange adjustments	At 31 December 2002
	£m	£m	£m	£m	£m
Cash at bank and in hand	122	(52)		4	74
Bank loans and overdrafts	(183)	53		(3)	(133)

Net cash	(61)	1		1	(59)
Current asset investments	22	(1)	—	—	21
Debt due within one year	(50)	(18)	—	—	(68)
Debt due after one year	(2,336)	25	(1)	(75)	(2,387)

Total net debt	(2,425)	7	(1)	(74)	(2,493)

27.	Operating lease commitments

The Group had annual commitments under non-cancellable operating leases at 31 December 2002 which expire as follows:

	2002	2001
	£m	£m
Within one year	2	2
Between one and five years	4	7
After five years	2	3

	8	12

These commitments relate mainly to land and buildings.

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

28.	Capital commitments
	2002	2001
	£m	£m
Contracts placed but not provided for in the financial statements	21	15

These commitments relate mainly to plant and machinery and merchandising units.

29.	Contingent liabilities

At 31 December 2002, the Group had contingent liabilities for guarantees given in respect of third parties which amounted to £5m (2001 – £6m).

To date, there has been no recovery of damages against any Group company in any action alleging that its tobacco products have resulted in human illnesses. It is not possible to predict the outcome of the pending litigation. Gallaher believes that there are meritorious defences to these actions and claims and that the pending actions will not have a material adverse effect upon the results of the operations, the cash flow or financial condition of the Group. The pending actions and claims will be vigorously contested. There can, however, be no assurance that favourable decisions will be achieved in the proceedings pending against the Group, that additional proceedings will not be commenced in the UK or elsewhere against Group companies, that those companies will not incur damages, or that, if incurred, such damages will not have a material impact on Gallaher’s operating performance or financial condition. Regardless of the outcome of the pending litigation, the costs of defending these actions and claims could be substantial and will not be fully recoverable from the plaintiffs, irrespective of whether or not they are successful.

In Saudi Arabia, a former distributor of Gallaher International Limited began a mediation process in 2001 against American Tobacco Company, British American Tobacco and Gallaher International, relating to the termination of a distribution agreement in October 1995 and claiming damages of US$39,750,000. At a mediation hearing in June 2001 Gallaher rejected the claim against it in its entirety, indicating that any proceedings would be vigorously resisted. That position was subsequently confirmed in writing in July 2001. Gallaher has received no further communication from the mediator since then.

30.	Related party transactions

During the year, the Group purchased tobacco and non-tobacco products from its associate, Lekkerland-Tobaccoland GmbH & Co KG, to the value of £309m (2001 – £99m). At 31 December 2002, there was no balance outstanding in respect of these transactions (2001 – nil).

The Group also sold tobacco products to its joint venture, R.J. Reynolds-Gallaher International SARL to the value of £6m in the period following the formation of the joint venture. The Group also provided sales and marketing expertise to the joint venture amounting to £7m. At 31 December 2002, the balance outstanding in respect of these transactions was £6m.

In 2002, Mr Stewart Hainsworth, a director of Liggett-Ducat CJSC, acquired at a fair market value a 9.5% equity interest in Gallaher Ukraine Limited (“GUL”) for $475,000. Under the terms of the agreement Mr Hainsworth is required to sell his holding to the Group at a value to be determined as at 31 December 2003, which relates to the performance of GUL and will be a fair market value as at that date. The amount payable to Mr Hainsworth is capped at £3m.

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

31.	Comparative information

The adoption of FRS 17 (Retirement Benefits) has resulted in the following:

a) An increase in employee related costs, charged within operating profit, of £9m in 2002 (2001 – £8m: 2000 – £8m).

b) A decrease in total interest and other financing charges of £7m in 2002 (2001 – £14m: 2000 – £11m).

c) A decrease in the tax charge of £1m in 2002 (2001 – increase of £2m: 2000 – £nil).

d) A decrease in the profit for the financial year of £1m (2001 – increase £4m: 2000 – increase £3m).

e) A decrease in the recognised gains and losses of £78m in 2002 (2001 – £114m: 2000 – increase £21m).

The adoption of FRS 17 has had no impact on the financial statements of the parent company.

Prior to adopting FRS 17, earnings per share would have been as follows:

	2002	2001	2000
	Pence	Pence	Pence
Basic	39.5	37.3	37.3
Adjusted	51.4	46.1	46.1
Diluted	39.4	37.2	37.2

32     Differences between UK and US Generally accepted accounting principles

The Group prepares its financial statements in accordance with generally accepted accounting principles in the United Kingdom (“UK GAAP”) which differ from those generally accepted in the United States (“US GAAP”). The following statements summarise the significant adjustments, which reconcile profit on ordinary activities after taxation and equity shareholders’ funds under UK GAAP to the amounts, which would have been reported had US GAAP been applied.

Profit for the financial year
		2002	(restated)	(restated)
			2001	2000
	Notes	£m	£m	£m
Profit for the financial year as reported in the Group profit and loss account under UK GAAP		255	240	252
Significant adjustments:
Pension costs	(a)	2	(3)	(2)
Capitalised interest	(b)	1	1	–
Shares held by the employee benefit trust	(c)	(1)	(2)	(3)
Savings related share option scheme	(d)	(1)	(1)	(1)
Mark to market adjustments on derivatives	(e)	–	(14)	12
Debt facility arrangement fees	(f)	(2)	7	–

Business combination – goodwill	(g)	67	16	–
Acquisition inventory step up	(g)	–	(15)	–
Intangible Asset amortization	(g)	(7)	(6)	–
Deferred tax – on adjustments		–	6	(4)

Net income under US GAAP		314	229	254

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

		(restated)	(restated)
	2002	2001	2000
	pence	pence	Pence
Basic earnings per ordinary share under US GAAP	48.6	36.5	40.1
Basic earnings per ADS under US GAAP **	194.3	145.9	160.4
Diluted earnings per ordinary share under US GAAP	48.4	36.4	40.0
Diluted earnings per ADS under US GAAP **	193.6	145.5	160.0

** each ADS represents four ordinary shares

Equity shareholders’ funds
	Notes	2002	2001
			(restated)
		£m	£m
Equity shareholders’ funds as reported in the		(362)	(345)
Group balance sheet under UK GAAP
Significant adjustments:
Pension costs	(a)	17	148
Capitalised interest	(b)	4	3
Shares held by the employee benefit trust	(c)	(4)	(3)
Mark to market adjustments on derivatives	(e)	(16)	(16)
Debt facility arrangement fees	(f)	5	7
Business combination – goodwill	(g)	68	1
Intangible asset amortization	(g)	(13)	(6)
Deferred tax – on adjustments		11	(38)
Proposed dividend	(h)	122	112

Equity shareholders’ funds under US GAAP		(168)	(137)

US GAAP equity roll forward
	2002	2001
		(restated)
	£m	£m

Shareholders’ equity roll forward prepared in accordance with US GAAP is as follows:
Balance at beginning of year	(137)	(370)
Net income	314	229
Dividends	(169)	(151)
Issue of ordinary shares	11	149
Amounts deducted in respect of shares issued to the QUEST	(5)	(1)
Shares held by the employee benefit trust	–	1
Savings related share option schemes	1	1
FAS 133 adjustment	–	(4)
Additional minimum pension liability	(172)	–
Exchange adjustments	(11)	9

Balance at end of year	(168)	(137)

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

Consolidated statement of cash flows
			(restated)	(restated)
		2002	2001	2000
	Notes	£m	£m	£m
Set out below is a summary consolidated statement of cash flows under US GAAP:	(i)
Cash inflow from operating activities		297	396	123
Cash (outflow) from investing activities		(122)	(1,259)	(327)
Cash inflow/(outflow) from financing activities		(223)	925	234

Increase/(decrease) in cash and cash equivalents		(48)	62	30
Effect of exchange rate changes on cash		1.6	2	–
Cash and cash equivalents at beginning of year		138	74	44

Cash and cash equivalents at end of year		92	138	74

Represented by:
Cash at bank and in hand		75	126	66
Current asset investments		17	12	8

Notes

(a)	Pension costs

Under UK GAAP, pension costs are determined in accordance with the UK Financial Reporting Standard FRS 17. The pension asset or liability in the balance sheet represents the difference between the market value of the pension scheme assets at the balance sheet date and the present value of the pension scheme liabilities at that date, net of deferred tax. Actuarial gains and losses of the plan are recognised immediately in the Statement of Total Recognised Gains and Losses and prior service costs are recognised in full in the period they become vested.

Under US GAAP, pension costs are determined in accordance with the requirements of the Statements of Financial Accounting Standards (FAS) 87 and 88. US GAAP requires valuation of plan assets to be based on their fair value at the date of the financial statements and plan obligations to be based on assumed discount rates in accordance with plan objectives at that date. The effect of changes in experience on actuarial calculations is not recognized immediately as in the UK but rather, when they exceed a 10% corridor and are amortised over the remaining expected service lives of employees. In addition, any prior service costs are amortised over the remaining service lives of applicable employees. In instances where the accumulated benefit obligation is greater than the fair value of plan assets, FAS 87 requires recognition of an additional minimum liability. In 2002, an additional minimum liability was recognized in the equity shareholders’ funds statement.

(b)	Capitalised interest

Under US GAAP, interest incurred as part of the cost of constructing fixed assets is capitalised and amortised over the lives of the qualifying assets in accordance with FAS 34. In accordance with common UK practice, Gallaher does not capitalise such interest in its financial statements.

(c)	Shares held by the employee benefit trust (“EBT”)

Under UK GAAP, shares of the Company held by the EBT to satisfy rights to shares arising from Gallaher’s long term share incentive plans are recorded at cost as fixed asset investments and amortised over a period of three years, after which the share awards are expected to vest. Under US GAAP, these shares are recorded at cost and reflected as a deduction from shareholders’ funds. In addition, under US GAAP, the estimated fair value of the benefits accruing to individuals during the period from share awards is charged to the income statement.

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

(d)	Savings related share option scheme

Under UK GAAP, the Company is not required to charge to the profit and loss account any benefits accruing to individuals under its savings related share option scheme. Under US GAAP, the difference between the share price at the date of the option grant and the option exercise price, must be charged to the income statement over the option period, being three, five or seven years.

(e)	Derivative financial instruments

Under UK GAAP, derivative financial instruments that reduce exposures on anticipated future transactions may be accounted for using hedge accounting. Under US GAAP, the Company adopted FAS 133 on 1 January 2001. FAS 133 requires that all derivatives be recorded on the balance sheet at fair value and changes in the fair values be recognised immediately in earnings where specific hedge accounting criteria are not met. The Group has decided not to satisfy the FAS 133 requirements to achieve hedge accounting, where permitted, and recorded an unrealised loss of £7.3m in equity shareholders’ funds upon adoption of the standard. The 2002 charge was £0 and is net of the current year mark to market profit of £5m and amortisation of the unrealized loss in the amount of £5m recorded in accordance with the standard.

(f)	Debt facility arrangement fees

Under UK GAAP, debt facility arrangement fees are expensed as incurred when the expected timing and quantum of drawdown is uncertain. Under US GAAP these fees are capitalised and amortised over the facility term, regardless of expectation of drawdown

(g)	Business Combinations

Under UK GAAP, goodwill (being the difference between the fair value of consideration paid for new interests in group companies, joint ventures and associated companies and the fair value of the Group’s share of their net assets at the date of acquisition) and identifiable intangible assets purchased after 1 January 1998 are capitalised and amortised in operating profit over the period of their expected useful life, up to a maximum of 20 years. Periods in excess of five years are used only when management is satisfied that the life of the assets will clearly exceed that period.

Under US GAAP, goodwill arising on business combinations completed after 30 June 2001 is not amortised but will continue to be evaluated for impairment annually. Amortisation of all goodwill, including goodwill arising on business combinations prior to 1 July 2001, and indefinite- lived intangible assets ceased on 1 January 2002. Intangible assets that have finite useful lives continue to be amortised over their useful lives. Goodwill and identifiable intangible assets that have indefinite lives are assessed annually for impairment. In accordance with the provisions of FAS 142, management completed its transitional and annual impairment assessment and have concluded that there is no impairment of goodwill and identifiable intangible assets with indefinite lives.

For the purposes of acquisition accounting under UK GAAP, the fair value of inventory is the acquired company’s current cost of reproducing that inventory. Under US GAAP, the fair value of such inventory is determined as the selling price less costs to sell.

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

(i)	Ordinary dividends

Under UK GAAP, ordinary dividends are provided in the financial statements in the period in which they are proposed by the Board for approval by the shareholders. Under US GAAP, dividends are not provided for until declared.

(j)	Cash flows

The consolidated statements of cash flows presented under UK and US GAAP present substantially the same information but may differ, however, with regard to classification of items within the statements and as regards the definition of cash and cash equivalents.

Under US GAAP, cash and cash equivalents do not include bank overdrafts and borrowings with initial maturities of less than three months. Under UK GAAP, cash flows are presented separately for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, equity dividends paid and management of liquid resources and financing.

Under US GAAP, however, only three categories of cash flow activity are reported: operating, investing and financing. Cash flows from taxation and returns on investments and servicing of finance shown under UK GAAP are included as operating activities under US GAAP. Capital expenditure and financial investment and acquisitions and disposals are included as investing activities under US GAAP. Under US GAAP, capitalised interest is treated as part of the cost of the asset to which it relates and is thus included as part of investing cash flows. Under UK GAAP, all interest is treated as part of returns on investments and servicing of finance. The payment of dividends and cash flows associated with bank overdrafts and short-term borrowings are included under financing activities and changes arising from the management of liquid resources are treated as either financing activities, investing activities or as an activity within cash and cash equivalents under US GAAP.

Recently issued accounting pronouncements

In August 2001, FASB issued SFAS 143, Accounting for Asset Retirement Obligations. This statement is effective from January 2003 and requires obligations associated with the retirement of a tangible long-lived asset to be recorded as a liability upon acquisition of the asset. SFAS 143 would not have a material impact on our financial position or results of operations.

In July 2002, the FASB issued SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities . This standard will require us to recognise certain costs associated with disposal activities when they are incurred, rather than at the date of a commitment to a disposal plan. SFAS 146 is effective for disposal activities initiated after 31 December 2002. Given the nature of disposal plans, it is not possible to determine in advance the impact it might have on our financial position at a particular date or the results of operations for a particular period in the future. .

In December 2002, the FASB issued SFAS 148, Accounting for Stock-Based Compensation – Transition and Disclosure – an Amendment of SFAS No. 123. This standard provides two additional transition methods for companies electing to adopt the fair value accounting provisions of SFAS 123, Accounting for Stock-Based Compensation, but does not change the fair value measurement principles of SFAS 123. FAS 148 is not expected to have any impact on our financial position or results of operations.

In November 2002, the FASB issued Financial Interpretation No. 45 (FIN 45), Guarantor s and Disclosure Requirements for Guarantees, Including Direct Guarantees. Under this interpretation, a guarantor must recognise the fair value of the obligation undertaken in issuing a guarantee. The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after 31 December 2002. FIN 45 is not expected to have a material impact on our financial position or results of operations.

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

In January 2003, the FASB issued Financial Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities. Under this interpretation, certain entities known as variable interest entities must be consolidated by the primary beneficiary of the entity. The measurement principles of this interpretation will be effective for Gallaher s 2003 financial statements. FIN 46 is not expected to have any impact on our financial position or results of operations.

The UK’s accounting standards board has not recently issued any new accounting standards.

33.	Principal subsidiaries

Gallaher Group Plc is the beneficial owner of all (unless specified) of the equity share capital of its principal subsidiaries, either itself or through subsidiary undertakings. The principal subsidiaries, all of which are unlisted, are shown below.

Gallaher Group Plc is the beneficial owner of all (unless specified) of the equity share capital of its principal subsidiaries, either itself or through subsidiary undertakings. The principal trading subsidiaries, all of which are unlisted, are shown below. There are other intermediate holding companies.

Name	Country of Incorporation	Principal activity

Gallaher Limited (a)	England	Manufacture, marketing and distribution of tobacco products in the UK
Benson & Hedges Limited	England	Ownership of trademarks of tobacco products
Gallaher Asia Limited	Hong Kong	Marketing of tobacco products in Asia
Gallaher Canarias SA	Spain	Marketing and distribution of tobacco products in the Canary Islands
Gallaher (Dublin) Limited	Republic of Ireland	Manufacture, marketing and distribution of tobacco products in the Republic of Ireland
Gallaher France EURL	France	Marketing of tobacco products in France
Gallaher Hellas SA	Greece	Marketing and distribution of tobacco products in Greece
Gallaher International Limited	England	Export and marketing of tobacco products outside the UK
Gallaher Italia SRL	Italy	Marketing of tobacco products in Italy
Gallaher Kazakhstan LLC	Kazakhstan	Manufacture, marketing and distribution of tobacco products in Kazakhstan
Gallaher Spain SA	Spain	Marketing of tobacco products in Spain
Liggett-Ducat CJSC	Russia	Manufacture of tobacco products in the CIS
Liggett-Ducat LLC	Russia	Marketing and distribution of tobacco products in the CIS
Liggett-Ducat Ukraine (85%) (b)	Ukraine	Manufacture, marketing and distribution of tobacco products in Ukraine
Austria Tabak AG & Co. KG	Austria	Manufacture and marketing of tobacco products in Austria
Austria Tabak GmbH	Germany	Marketing and distribution of tobacco products in Germany
Gallaher Austria Tabak Europe GmbH & Co. KG (formerly Austria Tabak International Export GmbH)	Austria	Marketing and distribution of tobacco products in Eastern Europe, Africa and Asia
Gallaher Sweden AB (formerly Austria Tabak Scandinavia AB)	Sweden	Marketing of tobacco products in Scandinavia
Gustavus AB	Sweden	Manufacture and marketing of snuff tobacco in Sweden
Tobaccoland Handels GmbH & Co. KG	Austria	Distribution of tobacco and non-tobacco products in Austria
Tobaccoland Automatengesellschaft mbH & Co. KG (63.9%)	Germany	Tobacco and non-tobacco vending operations in Germany

(a) Shares held directly by Gallaher Group Plc.
(b) The remaining 15% owned by management is expected to be acquired by the Group at the end of 2003 at a fair market value.

Back to Contents

Exhibit no.	Description of Exhibits

1	Memorandum and Articles of Association.

2.1	Trust Deed dated 21 May 1999 for Guaranteed Bonds due 2009 was filed with the SEC on May 24, 2002 under Form 20-F, file registration number 1-14602, and is incorporated herein by reference.

2.2	Trust Deed dated 6 August 1998 for Guaranteed Bonds due 2008 was filed with the SEC on May 24, 2002 under Form 20-F, file registration number 1-14602, and is incorporated herein by reference.

First Supplemental Trust Deed dated 24 May 2001 for Guaranteed Bonds due 2008 was filed with the SEC on May 24, 2002 under Form 20-F, file registration number 1-14602, and is incorporated herein by reference.

2.3	Pricing Supplement dated 28 September 2001 was filed with the SEC on May 24, 2002 under Form 20-F, file registration number 1-14602, and is incorporated herein by reference.

Pricing Supplement dated 24 January 2002 was filed with the SEC on May 24, 2002 under Form 20-F, file registration number 1-14602, and is incorporated herein by reference.

2.4	Financing Agreement for €750m bond maturing in January 2005. Amendment to Financing agreement increasing principal amount to €900 million. [Need to see agreements to determine proper names for description.]

2.5	Offering Circular dated 4 February 2003 for Guaranteed Bonds due 2013.

2.6	Facility Agreement dated 11 March 2003 for a £650m syndicated revolving facility.

4.1	The Contract for the Purchase of the Liggett-Ducat group of companies was filed with the SEC on 25 May 2001, under Form 20-F, file registration number 1-14602, and is incorporated herein by reference.

4.2	Contract for the Purchase of 41.13% shareholding in Austria Tabak by and between Gallaher Group Plc and Österreichische Industrieholding Aktiengsellschaft, dated 22 June 2001 was filed with the SEC on May 24, 2002 under Form 20-F, file registration number 1-14602, and is incorporated herein by reference.

4.3	Mandatory Offer for the remaining outstanding shares of Austria Tabak, dated 9 July 2001, was filed with the SEC on 11 July 2001, under Form 6-K, and is incorporated herein by reference.

4.4	Supplementary Circular related to the purchase of the remaining shares of Austria Tabak, dated 26 September 2001, was filed with the SEC on 27 September 2001 under form 6-K, and is incorporated herein by reference.

8	List of Subsidiaries

10	Section 906 Certification