Form 20-F
period 2003-12-31
GALLAHER GROUP PLC
filed 2004-04-08
CIK 1037333

GALLAHER GROUP Plc

Form 20-F 2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: 31 December 2003
or
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-14602

GALLAHER GROUP Plc

(Exact name of Registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation or organisation)

Members Hill, Brooklands Road, Weybridge, Surrey KT13 0QU, England

(Address of principal executive office)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares	New York Stock Exchange
Ordinary Shares nominal value 10p per share	New York Stock Exchange *

*Listed, not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of 31 December 2003:

Ordinary Shares nominal value 10p per share	653.6 million shares

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

GALLAHER GROUP Plc

Form 20-F 2003

GALLAHER GROUP Plc

Form 20-F 2003

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2003

INTRODUCTION

Unless the context otherwise requires, "we", "Gallaher" and "Group" refer to Gallaher Group Plc, an English public limited company, and its subsidiaries. "Fortune Brands" refers to Fortune Brands, Inc., a Delaware, US Corporation, formerly named American Brands, Inc.

We publish our consolidated financial statements expressed in United Kingdom pounds sterling. "US dollars", "US $" or "$" refer to United States currency, "US dollars", "Euro" or "€" refer to the currency of European states who have adopted the currency and "pounds sterling", "sterling", "£" or "p" refer to UK currency, and "£m" refers to millions of pounds sterling. Solely for convenience, translations of certain pounds sterling amounts into US dollars have been made at specified rates. These translations should not be taken to be that the pound sterling amounts actually represent such US dollar amounts or could be converted into US dollars at the rates indicated. Translations of pounds sterling into US dollars have been made as of 31 December 2003 rate of £1.00 = $1.790 being the "noon buying rate" in New York City for cable transfers in foreign currencies as announced for customs purposes by the Federal Reserve Bank of New York.

Our fiscal year ends on 31 December of each year. References to a particular year are to the fiscal year unless otherwise indicated.

"Companies Act" refers to the UK Companies Act of 1985, as amended, and "EU" refers to the European Union.

Except as indicated otherwise, market share information in respect of the UK reflects unit sales to consumers, and is based on information compiled by A.C. Nielsen Company Limited, and applies to the year ended 31 December 2003. Nielsen's information reflects the results of surveys conducted by it and represents best estimates only. A.C. Nielsen data relating to the UK cigarette market quoted in Item 5 ‘Operating and financial review and prospects –Results of Operations – Year 2002 compared with Year 2001’, refers to the total cigarette market, unless otherwise specified. A.C. Nielsen data relating to the UK cigarette market quoted elsewhere refers to the retail cigarette market. We believe that the latter measure provides a better reflection of our performance and thus adopted it during 2003. Trade sales in the UK for 2003 are based on information compiled, from data supplied by UK tobacco manufacturers and importers, by Stretch Statistical Services for the period 1 January 2003 to 20 October 2003, and thereafter from data complied by A.C. Nielsen Company Limited and HM Customs and Excise. Market share information for the Republic of Ireland reflects unit sales to the trade in the year ended 31 December 2003 and is based on information compiled by KPMG, Dublin, which reflects the results of the compilation of data supplied by the industry. Market share information for Russia and Ukraine reflects audit information compiled by Business Analytica. For Russia, Business Analytica data quoted in Item 5 ‘Operating and financial review and prospects – Results of Operations – Year 2002 compared with Year 2001’, refers to the retail cigarette market. Business Analytica data relating to the Russian cigarette market quoted elsewhere refers to the total cigarette market. In 2002 total market information became available. We believe that the latter measure provides a better reflection of our performance and thus adopted it during 2003. Market share information for Kazakhstan reflects retail audit information compiled by A.C. Nielsen. Other market share information is mainly obtained from the distributors in the country concerned and represents sales in each country's market. This type of data has been used in all other markets where our competitive position is discussed. In some cases it may not be as robust as that supplied by recognised corporate market data collectors and the reader should not place undue reliance on the accuracy of any disclosure made.

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

ii

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2003

Cautionary Statement

This Annual Report includes “forward-looking statements” within the meaning of the US securities laws. All statements other than statements of historical fact included in this Annual Report, including, without limitation, statements regarding our future financial position, strategy, dividend policy, anticipated investments, projected sales, costs and results (including growth prospects in particular regions), plans, projects to enhance efficiency, impact of governmental regulations or actions, litigation outcomes and timetables, the successful integration of acquisitions and joint ventures into our group, objectives of management for future operations, and effects of restructuring activities, may be deemed to be forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to have been correct. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Important factors could cause actual results to differ materially from our expectations including, without limitation, changes in general economic, political or commercial conditions, foreign exchange rate fluctuation, interest rate fluctuations (including those from any potential credit rating decline), competitive product and pricing pressures, the impact of excise tax increases, regulatory developments, the uncertainties of litigation, difficulties in integrating acquisitions and joint ventures, production or distribution disruptions, difficulty in managing growth, declining demand for tobacco products, increasing dependence on sales in the CIS and other emerging markets, changes in the supply of tobacco and non payment of receivables by our distributors as well as other uncertainties detailed from time to time in our filings with the US Securities and Exchange Commission. The risks included here are not exhaustive. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for us to predict all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

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

iii

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2003

Part I

ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A	Directors and Senior Management

This section is not applicable.

B	Advisers

This section is not applicable.

C	Auditors

This section is not applicable.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2003

ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE

A	Offer Statistics

This section is not applicable.

B	Method and Expected Timetable

This section is not applicable.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2003

ITEM 3	KEY INFORMATION

A	Selected Financial Information

There were no changes in accounting policies in 2003.

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

We prepare our financial statements in accordance with UK GAAP, which differs in certain respects from US GAAP. A description of the significant differences, and reconciliations of net income and shareholders’ equity, are set out in note 31 of the notes to the financial statements.

Selected Financial Data.

UK GAAP			Year ended 31 December

	2003(a)	2003	2002	2001	2000	1999

Operating Data	$m	£m	£m	£m	£m	£m
Turnover (including duty) (b)
Continuing operations:
UK	6,464	3,611	3,720	3,685	3,665	3,682
International						629
Continental Europe	8,116	4,534	3,899	1,339	271	-
CIS	668	373	331	261	86	-
Rest of World	948	530	472	434	405	-

	16,196	9,048	8,422	5,719	4,427	4,311

Turnover (excluding duty)
Continuing operations:
UK	1,035	578	593	605	681	692
International	-	-	-	-	-	237
Continental Europe	4,720	2,637	2,325	805	150	-
CIS	528	295	281	226	77	-
Rest of World	234	131	122	103	104	-

	6,517	3,641	3,321	1,739	1,012	929

Operating profit (c)
Continuing operations:
UK	478	285	281	298	339	347
International	-	-	-	-	-	73
Continental Europe	302	172	148	75	54	-
CIS	61	34	32	20	(1)	-
Rest of World	63	53	44	46	34	-
Exceptional cost of sales	-	(39)	-	(12)	-	-
Other exceptional items (c)	-	-	-	-	-	(4)

	904	505	505	427	426	417

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2003

UK GAAP	Year ended 31 December

	2003(a	)	2003		2002		2001		2000		1999

Equity minority interests	(10)		(6)		(4)		(6)		-		-

Profit for the financial year (d)
	442		247		255		240		252		241

UK GAAP	Year ended 31 December

	2003(a	)	2003		2002		2001		2000		1999

Operating Data
Earnings per share:
Basic (e)	68.0	c	38.0	p	39.3	p	38.1	p	39.9	p	36.1	p
Diluted (f)	67.8	c	37.9	p	39.1	p	38.0	p	39.8	p	36.0	p
Dividends per share (g)	52.9	c	29.60	p	27.55	p	25.45	p	23.75	p	22.25	p

UK GAAP	Year ended 31 December

	2003(a	)	2003		2002		2001		2000		1999

Balance Sheet Data	$m		£m		£m		£m		£m		£m
Current assets	2,514		1,404		1,350		1,203		942		879
Net current assets (h)	266		148		105		36		263		106
Long term debt	4,357		2,434		2,393		2,342		1,381		825
Total assets	6,328		3,535		3,432		3,248		1,512		1,229

Net liabilities	(494)		(276)		(337)		(321)		(463)		(492)

US GAAP	Year ended 31 December

	2003(a	)	2003		2002		2001		2000		1999

Operating Data	$m		£m		£m		£m		£m		£m
Continuing operations:
Net sales	16,196		9,048		8,422		5,719		4,427		4,311
Operating profit	958		535		567		414		443		417
Income	485		271		318		235		254		242
Minority interest	(9)		(5)		(4)		(6)		-		-
Net income (i)	476		266		314		229		254		242

Basic earnings per share:
Net income (j)	73.4	c	41.0	p	48.6	p	36.5	p	40.1	p	36.2	p
Continuing operations(j)	73.4	c	41.0	p	48.6	p	36.5	p	40.1	p	36.2	p
Basic earnings per ADS – net income	293.6	c	164.0	p	194.3	p	146.0	p	160.4	p	144.8	p
Diluted earnings per share (j)	73.2	c	40.9	p	48.4	p	36.4	p	40.0	p	36.0	p
Diluted earnings per ADS (j)	292.8	c	163.6	p	193.6	p	145.6	p	160.0	p	144.0	p

	Year ended 31 December

	2003(a	)	2003		2002		2001		2000		1999

Balance Sheet Data	$m		£m		£m		£m		£m		£m
Total assets	6,664		3,723		3,543		3,479		1,711		1,332
Equity shareholders’ deficit	(89)		(50)		(168)		(137)		(370)		(320)

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2003

Notes

(a)	The pound sterling amounts presented for the year ended 31 December 2003, and as that date, have been translated into US dollars at the rate of $1.790 to the pound sterling, which was the noon buying rate in New York City on 31 December 2003.

(b)	Turnover represents amounts charged to external customers for goods sold, services supplied and licence fees, and includes excise duties paid by group companies but not VAT or its equivalent. Sales and marketing incentives paid to distributors and vendors of the group’s products are deducted from turnover.

(c)	Operating profit represents turnover less cost of sales, duty and all expenses (including exceptional items) and excluding net interest, investment income and taxes. For clarity we have disclosed exceptional items separately.

(d)	Profit for the financial year represents net income.

(e)	Basic earnings per equity share are calculated on the profit on ordinary activities after taxation, divided by the weighted average number of ordinary shares in issue during the year (2003: 650.0 million, 2002: 648.4 million shares, 2001: 628.0 million shares, 2000: 632.8 million shares, 1999: 668.6 million shares).

(f)	Diluted earnings per equity share are calculated on the profit on ordinary activities after taxation, divided by the weighted average number of ordinary shares in issue during the year plus potentially dilutive share options (2003: 651.7 million shares, 2002: 650.7 million shares, 2001: 629.9 million shares, 2000: 634.0 million shares, 1999: 670.6 million shares).

(g)	Dividends per equity share are calculated on total dividends, divided by the number of shares reported in note (e) above.

(h)	Net current assets is equivalent to working capital.

(i)	For a reconciliation of net income between UK GAAP and US GAAP for each of the three years in the period ended 31 December 2003, see note 31 of the notes to the financial statements.

(j)	Basic earnings per equity share under US GAAP are calculated on the net income for the year divided by the weighted average number of ordinary shares in issue during the year (See note (e) above). Each ADS represents four ordinary shares. The amounts shown are in cents (“c”) and pence (“p”).

Diluted earnings per equity share under US GAAP are calculated on the net income for the year divided by the weighted average number of ordinary shares in issue during the year plus potentially dilutive share options (See note (f) above). Each ADS represents four ordinary shares. The amounts shown are in cents (“c”) and pence (“p”).

Exchange rates

The following table sets out the exchange rates between the pound sterling and US dollar for the periods shown. We have used the noon buying rates in New York City for cable transfers in foreign currencies, as announced for customs purposes by the Federal Reserve Bank of New York.

	Year ended 31 December

US dollars per £1.00	2003	2002	2001	2000	1999

	$	$	$	$	$
Exchange rate at end of period	1.790	1.610	1.455	1.494	1.612
Average exchange rate for period*	1.635	1.504	1.438	1.514	1.615
Highest exchange rate during period	1.790	1.610	1.505	1.652	1.670
Lowest exchange rate during period	1.550	1.408	1.373	1.400	1.553

*   The average exchange rate for the period is calculated by using the average of the noon buying rates on the last business day of each month during the period.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2003

The highest and lowest rates for the last six months for US dollars per £1.00 were:

	High	Low

September 2003	1.6620	1.5698
October 2003	1.7010	1.6602
November 2003	1.7200	1.6660
December 2003	1.7901	1.7198
January 2004	1.8504	1.7851
February 2004	1.9048	1.8191
The exchange rate at 29 February 2004 was 1.8558

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

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2003

Use of EBITAE and Adjusted EPS as performance measures

In this document we use earnings before interest, tax, amortisation and exceptional items (EBITAE) as a performance measure.

EBITAE is a measure that our board considers to be a key performance indicator and monitoring tool when discussing interest cover together with our underlying performance. Some of the analysis in Item 5: “Operating and financial review and prospects” differs from that disclosed in our UK Annual Report and Financial Statement 2003 primarily due to the differences between UK and US regulations.

The most directly comparable GAAP measure to EBITAE is total operating profit, as shown in the tables below. The most directly comparable GAAP measure to adjusted EPS is earnings per ordinary share.

We also believe that non-recurring exceptional items can distort the underlying operating trends of our business and as such discuss them separately when they arise. We believe this approach gives the user of our accounts greater transparency.

Adjusted earnings per share represents basic earnings per share adjusted to remove amortisation and exceptional charges. This performance indicator is used for certain management remuneration incentive programmes.

Reconciliation of Non-GAAP Financial Measures

Reconciliation of Earnings before Interest, Tax, Amortisation and Exceptional Items (EBITAE) to Profit for the financial year.

We do not provide segmental data to the level of profit for the financial year in our UK GAAP financial reporting. As such, below we provide a reconciliation of EBITAE to profit for the financial year at a group level.

	2003

	EBITAE	Amortisation	Exceptional cost of sales	Total operating profit	Net interest and other finance charges	Tax on profit on ordinary activities	Equity minority interests	Profit for the financial year
	£m	£m	£m	£m	£m	£m	£m	£m

Group	627	(83)	(39)	505	(126)	(126)	(6)	247

	2002

	EBITAE	Amortisation	Exceptional cost of sales	Total operating profit	Net interest and other finance charges	Tax on profit on ordinary activities	Equity minority interests	Profit for the financial year
	£m	£m	£m	£m	£m	£m	£m	£m

Group	582	(77)	-	505	(127)	(119)	(4)	255

	2001

	EBITAE	Amortisation	Exceptional cost of sales	Total operating profit	Net interest and other finance charges	Tax on profit on ordinary activities	Equity minority interests	Profit for the financial year
	£m	£m	£m	£m	£m	£m	£m	£m

Group	472	(33)	(12)	427	(98)	(83)	(6)	240

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2003

Reconciliation of Net Income per Share to Adjusted Earnings per Share as used by the Remuneration Committee

	2003	2002	2001
Earnings per share:	Pence	Pence	Pence
Net income	38.0	39.3	38.1
Adjustment for exceptional cost of sales (net of tax)	4.8	-	1.4
Adjustment for exceptional finance charges (net of tax)	-	-	2.1
Adjustment for intangible asset amortization - acquisition goodwill	12.7	11.9	5.3

Adjusted	55.5	51.2	46.9

Diluted	37.9	39.1	38.0

	2003	2002	2001
Earnings:	£m	£m	£m
Net income	247	255	240
Adjustment for exceptional cost of sales (net of tax)	31	-	9
Adjustment for exceptional finance charges (net of tax)	-	-	13
Adjustment for intangible asset amortization - acquisition goodwill	83	77	33

Adjusted earnings	361	332	259

	2003	2002	2001
	millions	millions	millions
Weighted average number of shares:
Ordinary shares in issue	651.8	650.5	630.1
Shares held by employee share trusts	(1.8)	(2.1)	(2.1)

Shares used in the calculation of basic and adjusted earnings per share	650.0	648.4	628.0
Potentially dilutive share options	1.7	2.3	1.9

Shares used in the calculation of diluted earnings per share	651.7	650.7	629.9

B	Capitalisation and Indebtedness

This section is not applicable.

C	Reasons for the Offer and Use of Proceeds

This section is not applicable.

D	Risk Factors

Investors in our company should be aware of a number of risk factors that could prevent us from achieving our stated goals, various of which are set out below. We are subject to the same risks as any other multinational fast moving consumer goods organisation doing business; including changes in general economic conditions, political instability and the impact of any unforeseen natural disasters.

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

Tobacco is the most important raw material in the manufacture of tobacco products. We are not directly involved in the cultivation of tobacco leaf. As with other agricultural commodities, the price of tobacco leaf tends to be cyclical, with imbalances in supply and demand influencing future production levels. Different regions also experience variations in weather patterns, which may affect crop quality. Political unrest in any of the countries where tobacco

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2003

leaf is cultivated (as is currently occurring in Zimbabwe) could also significantly increase the price of these materials. Presently this situation is not materially affecting our average tobacco cost and in general terms, the effect of price fluctuations on our operating performance may be limited by the geographic spread of our tobacco leaf sources and by our policy of holding approximately one year’s inventory of tobacco leaf. However, any significant change in tobacco leaf prices could affect our operating profit.

•	Increased regulation of the tobacco sector

Tobacco markets are subject to significant regulatory influence from governments. These include:

	a)	the levying of substantial and increasing tax and duty charges;

	b)	restrictions on advertising and marketing;

	c)	the display of larger health warnings and statements of tar, nicotine and carbon monoxide smoke yields on product packaging;

	d)	restrictions on the minimum number of cigarettes in packs; on the display of cigarettes at the point of sale; and on access to vending machines;

	e)	regulations on the maximum tar, nicotine and smoke yields of cigarettes;

	f)	the effect of other regulations relating to the manufacturing, presentation and sale of tobacco products;

	g)	increased restrictions such as the prohibition of smoking in many public and work places; and

	h)	changes in duty paid allowances for travellers.

Partly because of these measures, unit sales of tobacco products in certain principal markets have declined in recent years and we expect this trend to continue. Any significant decrease in demand for our products could significantly affect our operating profit, together with our cost of complying with increased regulatory requirements

•	Regulations on tobacco marketing could significantly reduce our ability to compete and therefore have an adverse effect on our sales and operating profit

Advertising, promotion and brand building continue to play a key role in our business, with significant expenditure on programmes to support key brands and to develop our performance in markets for new brands and brand extensions. Within the European Union, a Directive on the approximation of the laws, regulations and administrative provisions of the EU Member States relating to the advertising and sponsorship of tobacco products was adopted in June 2003, and is being implemented into EU Member States’ and EU Accession Countries’ national laws. In the UK, the Tobacco Advertising and Promotion Act was adopted in November 2002, which prohibited the advertising and promotion of tobacco products including billboards, press, and free distribution of samples from February 2003, and in-pack promotion schemes from May 2003. The Tobacco Advertising and Promotion Act also provides for a ban on sponsorship by tobacco companies from July 2003, although transitional provisions allow an exemption for ‘exceptional global events’ until July 2005. The Tobacco Advertising and Promotion (Point of sale) Regulations, were published in March 2004. The Regulations, coming into force on 21 December 2004, will significantly restrict the size, format and content of tobacco advertisements that may be published at the point of sale and on tobacco vending machines. These regulations may be subject to legal challenge. In the EU, some Member States have indicated that they will replace the black and white health warning on the back of the pack with a pictorial health warning. In the Ukraine and Kazakhstan Laws were approved in 2003, restricting tobacco advertising in the media.

In the Republic of Ireland, the Public Health (Tobacco) (Amendment) Act was enacted in March 2004, purporting to give effect to two EU Directives and a EU Recommendation relating to tobacco. The Bill includes provision for a comprehensive ban on tobacco advertising, sponsorship and measures relating to the manufacture, presentation and sale of tobacco products, and may be subject to legal challenge. Also, in Ireland, the Tobacco Smoking (Prohibition) (Amendment) Regulations 2003 (as subsequently amended), which allow for a complete ban on smoking in all public places, with certain limited exceptions, come into force on 29 March 2004. Separately, Regulations were made in September 2003, purportedly to give effect to the 2001 EU Directive on the manufacture, presentation and sale of tobacco products.

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

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2003

This important risk factor is discussed further in the regulation section in “Item 4B. Business Overview” of this Annual Report.

•	Excise tax increases reduce sales volumes

Governments in markets where we operate have imposed considerable excise taxes on tobacco products, and some have indicated that these will continue to increase. The continuing impact of price increases in these markets, principally due to substantial duty increases in recent years, has resulted in:

	a)	pressure on manufacturing and vending margins;

	b)	reduced annual industry volumes;

	c)	greater price competition;

	d)	accelerated trading down by consumers to lower price cigarette brands or to handrolling tobacco;

	e)	increased legitimate cross border purchasing by consumers;

	f)	an illegal smuggled trade in tobacco products arising from differences in excise taxes between markets; and

	g)	a growth in smuggled counterfeit tobacco products.

These changes have affected us and are expected to continue to affect us. For instance we have, in particular, been impacted by the UK Government’s policy of maintaining duty levels in excess of the duty levels of continental Europe. This has led to the cross border purchasing of cigarettes by travellers returning to the UK and illegal smuggling of cigarettes into the UK. Partly because of the black market, our UK sales have been reduced. The entry of ‘Accession Countries’ into the European Union could also exacerbate the issue of price differentials provoked by different duty structures in adjacent markets. Furthermore, any shortfall in control arrangements at the borders of the Accession Countries and Eastern Europe could impact on the legitimate EU market for tobacco products. Any of these could adversely affect our operating profit.

•	Declining demand for tobacco products

Developed markets for tobacco products including cigarettes, have been generally declining since the 1970s. This adverse trend has been encouraged by consistent and substantial increases in the excise duty on tobacco products, increasing governmental regulation, government-funded anti-smoking campaigns and heightened public awareness of smoking-related health concerns.

Any future substantial decline in sales could have a materially adverse effect on our operating profit.

•	Increasing dependence on sales in the Commonwealth of Independent States and other emerging markets

We continue substantially to increase our sales in the Commonwealth of Independent States and other emerging markets. The economic conditions in these countries have in the past suffered from substantially depressed economies, devaluation of currencies and an unstable political and commercial environment. Any deterioration in the current conditions may affect the profitability of our operations in these countries.

•	Cost of compliance with regulatory requirements

We are subject to increasing costs associated with regulatory requirements, eg IAS, the cost of pension funding and compliance with enhanced corporate governance within Europe and elsewhere.

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

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2003

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

•	Risks to our facilities

Our production and distribution capacity is generated from a few facilities strategically located to supply markets geographically near our factories. Accordingly, a significant disruption in any of these facilities may have a material adverse effect on the production and distribution of our tobacco products and therefore on our operating results. Whilst we have the ability to produce different products in different factories the lead time to transfer to an alternative location and the corresponding difficulty in arranging distribution could cause a financial loss to our business.

•	Currency fluctuations affect our financial reporting and debt levels

Our financial statements are prepared in accordance with UK GAAP, and are stated in pounds sterling. As a result our financial reporting could be adversely affected by currency fluctuations, such as a significant increase in the value of the pound sterling against the currencies in which our turnover is denominated for example, the euro and the US dollar. As at 31 December 2003, approximately 35% of our net debt was denominated in pounds sterling and 58% in the euro. Accordingly, our financial results are exposed to gains or losses arising from fluctuations in pound sterling and euro exchange rates. We are also exposed to currency risk when our expenses are in a currency other than the currency used for the sale of our products.

•	Interest rate fluctuations

We are exposed to fluctuations in interest rates on our net debt. In order to manage the impact of adverse variations in interest rates on our profits, we borrow at fixed and floating rates of interest and, where necessary, use interest rate derivatives to maintain a target level of fixed interest rate cover in the current and subsequent two years of between 40% and 80% of the level of core debt. There can be no assurance that the use of derivatives will protect us from interest rate fluctuations.

For additional information about our exposure to interest rate fluctuations, please see Item 11: “Qualitative and Quantitative Disclosures about Market Risk.”

•	Difficulty in managing growth

Part of our business strategy is to pursue growth in new and existing markets. Our ability to achieve our planned growth depends on a number of factors, including:

	1.	our ability to hire and train management and other employees;

	2.	the access to additional financial resources;

	3.	our ability to compete in existing markets and identify new markets in which we can successfully compete; and

	4.	the increased cost to the business of pension funding and regulations relating to employees.

We will also need to adapt our operating systems to accommodate the expanded operations. Such planned expansion may not be achieved or we may not be able to successfully manage the expanded operations. Failure to manage such growth effectively could adversely affect our financial condition, the results of our operations and our prospects.

•	We may be unable to identify further acquisition opportunities

Historically, we have engaged in acquisitions, which have been complementary to the organic growth of the group. The continuation of this expansion strategy is dependent on, among other things, identifying suitable acquisition or investment opportunities and successfully consummating those transactions. Anti-trust or similar laws may make it difficult for us to make additional acquisitions if regulators in countries where we and potential acquisition targets operate believe that a proposed transaction will have an adverse effect on competition in the relevant market. Even if we are able to identify candidates for acquisition, it may be difficult to complete transactions. We have historically faced competition for acquisitions, and in the future this could limit our ability to grow by this method or could raise the price of acquisitions and make them less attractive to us. In addition, if we are unable to secure necessary financing, we may not be able to grow our business through acquisition.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2003

Typically, when we acquire a business we acquire all of its liabilities as well as its assets. Although we try to investigate each business thoroughly prior to acquisition and to obtain appropriate representations and warranties as to its assets and liabilities, there can be no assurance that we will be able to identify all actual or potential liabilities of a company prior to its acquisition.

•	Adverse litigation and regulatory results could reduce profits

There are a number of instances where litigation or regulatory proceedings, hearings or claims are pending or threatened against us. Historically, such claims have focussed upon smoking and health related matters. More recently, regulatory, anti-trust and tax related claims have become a feature.

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

Regardless of the outcome of the pending litigation, the costs of defending these actions and claims could be substantial and will not be fully recoverable from the plaintiffs, irrespective of whether or not we are successful. Details of the current position are found at Item 4: ‘Information on the company – Regulation and litigation’.

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

	g)	press, newspaper and other media reports.

•	Holders of ADSs do not hold their ordinary shares directly and they may be subject to the following additional risks relating to ADSs rather than ordinary shares:

	(a)	In the event of a fluctuation in exchange rates during any period of time when the depositary cannot convert pounds sterling into US dollars for purposes of a dividend or other distribution, an ADS holder may lose some

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2003

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

We are a public limited company incorporated under the laws of England and Wales. The rights of holders of ordinary shares and, therefore, many of the rights of ADS holders, are governed by English law and by our Memorandum and Articles of Association. These rights differ from the rights of shareholders in typical US corporations. In particular, English law significantly limits the circumstances under which shareholders of English companies may bring derivative actions. Under English law generally, only our company can be the proper plaintiff in a proceeding in respect of wrongful acts committed against it. In addition, it may be difficult for a US holder to prevail in a claim against us under, or to enforce liabilities predicated upon, US securities laws.

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

Form 20-F 2003

ITEM 4     INFORMATION ON THE COMPANY

Registered Office and Group Headquarters

Gallaher Group Plc
Members Hill
Brooklands Road
Weybridge
Surrey, KT13 0QU, England

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

In 1964, we identified a market opportunity for a branded lower tar cigarette and launched Silk Cut. The brand was developed through a series of successful advertising and promotional campaigns and is currently the leading low tar cigarette brand in the UK.

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

The American Tobacco Company, a former subsidiary of Fortune Brands (formerly American Brands), became a 13% shareholder in Gallaher Limited in 1962 and that shareholding increased to 100% in 1975. Gallaher Limited was an indirect wholly owned subsidiary of Fortune Brands until Gallaher Limited was spun-off on 30 May 1997. Gallaher Group Plc, which was incorporated on 2 January 1997 and reregistered as a public limited company on 12 May 1997, was formed to acquire the business of Gallaher Limited as part of a reorganisation undertaken prior to this spin-off.

Our subsequent ability to raise funds in the capital markets has allowed us to begin following a strategy to transform ourselves from a successful UK and Irish entity with a small export business to an international player with specific interests throughout Europe, CIS and Asia. The primary driver of our pursuit of this strategy has been acquisitions, although we have also recently embarked on strategic joint ventures in specific markets detailed below.

In 1996 we began construction of a factory on a greenfield site in Kazakhstan. The project was completed in 1998. Post completion, the organic business has grown rapidly.

In April 1999, we completed the purchase of part of the UK tobacco business of the R.J. Reynolds group of companies. The business acquired included the worldwide trademarks of Dorchester, excluding some Middle East countries, and Dickens & Grant. It excluded R J Reynold’s own-label business in the UK, though we are distributing the Camel and More brands in the UK.

In August 2000, we acquired the Liggett-Ducat group of companies to develop our operations in the Commonwealth of Independent States.

In August 2000, we acquired the Benson & Hedges and Silk Cut trademarks in certain European Union accession countries including Hungary, Poland, Slovakia, Slovenia, Latvia and the Czech Republic.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2003

In August 2001, we acquired 41.13% Austria Tabak AG from the Austrian Republic and completed the purchase of the remaining shares in early 2002. We raised debt and equity proceeds to finance this acquisition. The acquisition of Austria Tabak has enabled us to significantly expand our Continental European business.

In December 2001, we acquired a factory in Cherkassy, Ukraine from Reemtsma Cigarettenfabriken GmbH. This acquisition has enabled us to launch Liggett-Ducat Ukraine, a strategic venture to further our growth in the CIS.

In April 2002, we entered into a joint venture with Sampoerna International to launch a domestically manufactured Sobranie Classic brand in Malaysia. In addition, we entered in a joint venture in June 2002 with Sampoerna International to launch domestically manufactured S.T. Dupont Paris cigarettes in Russia.

In July 2002, we announced the formation of a joint venture with the R.J. Reynolds Tobacco Company in Continental Europe - initially in France, Spain, the Canary Islands and Italy - to manufacture, market and sell a limited portfolio of “American blend” cigarette brands. Certain markets are excluded from this agreement, including Austria. We have licensed Benson & Hedges American Blend and Benson & Hedges Red to the joint venture company, R.J. Reynolds –Gallaher International SARL, and the R.J. Reynolds Tobacco Company has licensed Reynolds, a new American Blended cigarette. We have entered into sales distribution, marketing and manufacturing agreements with the joint venture.

We gained the manufacturing capability to enter the Swedish snus market through the acquisition of Gustavus, a local producer of both loose and portioned snus in July 2002. The Gustavus brand has an approximate 1% share of the Swedish snus market.

In May 2003, following an extensive review, we announced the restructuring of the Group’s European operations, ceasing all manufacturing in the Republic of Ireland and reducing jobs in Austria and the UK. There will be a loss of around 430 operational jobs by the end of 2005.

In 2004 we extended our restructuring programme to include administration functions in the UK and Continental Europe. Around a further 100 jobs will be lost following this review.

Including this latest initiative, the total cost of the restructuring is now expected to be in the region of £65m by the end of 2005, relating predominantly to redundancy payments and the impairment of operational plant and machinery. Of this total, £39m has been recorded as an exceptional charge at 31 December 2003 (UK: £18m/CED: £3m/RoW: £18m). Once the project has been completed, by the end of 2005, we expect to achieve annualised savings of at least £20m.

In July 2003 we completed the acquisition of KT Mercury, a small cigarette factory in Poland. in order to strengthen our position in the Polish market.

In November 2003 we signed reciprocal trademark agreements with Shanghai Tobacco (Group) Corp. (“STG”) to manufacture, distribute and sell one of each other’s brands in China and Russia. This follows the signing of a co-operative Letter of Intent in 2002 with the China National Tobacco Corporation (“CNTC”), together with the State Tobacco Monopoly Administration (“STMA”). Under the licence agreements, STG has nominated one of its key brands, Golden Deer, to be manufactured, distributed and sold in Russia by us, through Ligget-Ducat, and we have nominated one if our key brands, Memphis, to be manufactured, distributed and sold by STG in China. The products are planned to be launched in the first half of 2004, and initially will be distributed and sold in the Shanghai and Moscow municipalities. Thereafter they may be rolled out to other cities and provinces across China and Russia. We do not expect initial earnings to be material.

In January 2004 our associate, Lekkerland-Tobaccoland GmbH & Co. KG (“L-T”), announced the purchase of 100% of Lekkerland Europe Holding GmbH, for total consideration of £110m, which is to be funded from L-T’s own financial resources. Lekkerland Europe Holding GmbH is a German company engaged in the wholesale distribution of tobacco and other products and operates principally in EU and EU accession countries.

Please see Item 5 “Operating and Financial Review and Prospects - Liquidity and Capital Resources - Cash flow analysis for a discussion of our significant capital expenditures.

B     Business Overview

Introduction

We are one of the largest international manufacturers of tobacco products in the world. We manufacture and market a wide range of cigarettes, cigars and hand rolling and pipe tobacco products and snus. We operate primarily in the United Kingdom, Continental Europe, the Commonwealth of Independent States and the Republic of Ireland. We are also involved in the distribution of tobacco and other products in certain markets in Continental Europe as a result of our acquisition of Austria Tabak.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2003

The following table shows our approximate market positions and market shares for our principal products in the primary countries in which we operate (in certain markets where this information is not available this is denoted by N/a in the table):

UK	Market position	Market share in 2003

Cigarette(1)	2nd	38.1%
Cigar	1st	47.0%
Hand rolling tobacco	2nd	31.3%
Pipe tobacco	1st	49.6%

Austria	Market position	Market share in 2003

Cigarette	1st	46.5%
Cigar	2nd	18.2%
Hand rolling tobacco	1st	38.4%
Pipe tobacco	1st	56.6%

Germany	Market position	Market share in 2003

Cigarette(2)	4th	8.0%

Sweden	Market position	Market share in 2003

Cigarette(3)	1st	39.1%

Russia	Market position	Market share in 2003

Cigarette	3rd	15.0%

Kazakhstan	Market position	Market share in 2003

Cigarette	2nd	30.0%

Greece	Market position	Market share in 2003

Cigarette	8th	5.0%

Ireland	Market position	Market share in 2003

Cigarette	1st	50.1%
Cigars	1st	71.3%

Ukraine	Market position	Market share in 2003

Cigarette	5th	11.6%

Note: The UK, Russia, Kazakhstan and Ukraine are based on retail audit data.

(1) Excluding vending and distribution of JTI brands.

(2) Factory made cigarettes only. Our share of the German market held with branded cigarette was 0.7% and our share of the market held through generic cigarettes, which we manufacture for retailers, was 7.3%.

(3) Including distributed JTI brands; based on latest available estimate of the market.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2003

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

	2003(a)	2003	2002	2001

Operating Data	$m	£m	£m	£m

Turnover (including duty)
Continuing operations:
UK	6,464	3,611	3,720	3,685
Continental Europe	8,116	4,534	3,899	1,339
CIS	668	373	331	261
Rest of World	948	530	472	434

	16,196	9,048	8,422	5,719

Turnover (excluding duty)
Continuing operations:
UK	1,035	578	593	605
Continental Europe	4,720	2,637	2,325	805
CIS	528	295	281	226
Rest of World	234	131	122	103

	6,517	3,641	3,321	1,739

(a) The pound sterling amounts presented for the year ended 31 December 2003, and as that date, have been translated into US dollars at the rate of $1.790 to the pound sterling, which was the noon buying rate in New York City on 31 December 2003.

United Kingdom

In the United Kingdom, we manufacture and market a wide range of cigarettes, cigars and hand rolling and pipe tobacco products. We have the leading market position in the cigar and pipe tobacco product markets, and the second-leading position in the cigarette and hand rolling tobacco product markets.

We sell our cigarettes in the UK under various brand names and compete in the premium, mid-price and value sectors. Our Benson & Hedges Gold brand is the leading premium brand cigarette in the premium market sector, which together with Benson & Hedges Silver had a retail market share of 9.3% in 2003. Our share of the premium cigarette sector in 2003 was 48.5%. Our Mayfair house had an overall market share of 10.4% and has a strong presence in the value sector. In February 2003 we launched a new reduced-tar brand, Benson & Hedges Silver. We also sell our cigarettes under other brand names, such as Silk Cut, Dorchester and Sterling.

We have a strong lead of the UK cigar market with a 47.0% share of sales to consumers in 2003. We market our cigars in the UK under the Hamlet brand, which includes Hamlet, Hamlet Miniatures, Hamlet Miniatures Filter and Hamlet Aromatic. Hamlet has a 54.5% market share in the large whiff sector, while Hamlet Miniatures had a 32.0% market share in the small whiff sector in 2003.

We have a strong position in the hand rolling tobacco market, where our market share in 2003 was 31.3%. We sell hand rolling tobacco products in the UK under the Amber Leaf and Old Holborn brands. In addition, we achieved a 49.6% market share of the UK pipe tobacco market in 2003. Our position in this sector is underpinned by the leading house, Condor, together with Mellow Virginia and Clan. These brands occupy three of the four leading brand positions in the pipe tobacco sector.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2003

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

Cigarette volume sales totalled 47.4 billion sticks in Continental Europe in 2003. In Austria, we have a leading position in the cigarette market, with a 46.5% market share and sell our products under the Memphis and Milde Sorte brand houses, as well as under traditional local brands.

In Germany, we market our products primarily under the Benson & Hedges and Nil brand houses, and also maintain a leading position in the German generic cigarette sector. In Sweden, we have the leading position in the cigarette market, with a 39.1% market share in 2003 based on the latest estimate of total market, which is led by our Blend brand. We also sell snus tobacco in Sweden using the Gustavus brand.

We primarily sell our cigarettes in France, Italy and Spain under the Benson & Hedges brands.We have also introduced Reynolds an American blend cigarette brand in these markets following the formation of our joint venture with R.J. Reynolds Tobacco Company.

In Greece, our cigarette market share is 5.0% derived primarily by our Silk Cut house. Our share of the Greek hand rolling tobacco market is approximately 38.1%, and is led by sales of our Old Holborn brand and the launch of our Amber Leaf brand.

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

In Poland we own the rights to the Benson & Hedges, Silk Cut, LD and Sobranie brands and have acquired KT Merkury, a domestic Polish cigarette manufacturer, in order to strengthen our position in the Polish market.

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

Commonwealth of Independent States

Our operations in the Commonwealth of Independent States (CIS) market includes the countries comprising the former Soviet Union. Russia, Kazakhstan and the Ukraine are the most significant markets for us in this division, where we mainly sell cigarettes. We sold 82.5 billion sticks in the CIS market in 2003.

In Russia, where we sold 58.8 billion sticks in 2003, we had a market share of 15.0%. Our cigarettes compete predominantly in the low / intermediate price sectors, with brands such as LD and Troika, St George, Ducat and Novost. In 2003 we had an approximate 2.6% market share in the premium price sector.

We sold 9.6 billion sticks in Kazakhstan in 2003. Our cigarette sales in this market are predominantly in the higher and intermediate price sectors. We had a market share of 30.0% in 2003. Our Sovereign brand is the leading cigarette in Kazakhstan, with a market share of 14.8%, and LD, which was launched in 2001, has a market share of approximately 7.1%.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2003

In the Ukraine, our brands accounted for 11.6% of sales to consumers in 2003. We sold 14.2 billion sticks in the Ukraine, led by sales of our LD brand, which had a 3.4% market share in 2003. Higher and intermediate price brands accounted for some 76% of our volume sales in this market.

Rest of World

Our operations in the Rest of World division includes those markets other than the UK, Continental Europe, and the Commonwealth of Independent States. The Republic of Ireland is the most significant market for us in this division, but also includes Asia Pacific, Africa and the Middle East. We sold 10.0 billion sticks in 2003 in our Rest of World operations.

In the Republic of Ireland, we have a leading position in the cigarette market, with a 50.1% market share. Our Benson & Hedges Gold brand is the leading brand in this market, with an 18.9% market share. We also have the leading position in the Irish cigar market, with a 71.3% market share.

In Asia, we sold 388 million sticks, driven by sales of our Sobranie House brands in Asian Duty Free markets. We have also strengthened our relationships in the region and have signed reciprocal trademark agreements with Shanghai Tobacco (Group) Corp. (“STG”) to manufacture, distribute and sell one of each other’s brands in China and Russia.

Our sales in Africa, the Middle East and Latin America totalled 6.5 billion sticks in 2003 consisting of our Ronson brand, in addition to our Sovereign and Dorchester International brands.

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

Our principal cigarette brands are:

UK	Austria	Sweden

Benson & Hedges	Memphis	Blend
Mayfair	Milde Sorte	Right
Silk Cut	Ronson	Level
Berkeley		John Silver
Dorchester
Sovereign
Sterling

France	Germany	Greece

Benson & Hedges	Benson & Hedges	Benson & Hedges
Reynolds	Nil	Silk Cut
Milde Sorte
Silk Cut

Spain	Russia	Kazakhstan

Benson & Hedges	LD	Sovereign
Silk Cut	Prima	LD
Mayfair	Troika	State Line
Reynolds	Novost	Sobranie
St George
Ducat

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2003

Ukraine	Republic of Ireland	Poland	Italy

LD	Benson & Hedges	Brydzowe	Reynolds
Troika	Silk Cut	Level	Benson & Hedges American
St George		LD	Memphis
Klassika
3 Kings

Our principal cigar brand is Hamlet, including:

Hamlet
Hamlet Miniatures
Hamlet Reserve
Hamlet Special

Our principal tobacco brands are:

Old Holborn and Amber Leaf (hand rolling tobacco)
Condor (pipe tobacco)

Joint Ventures and Joint Arrangements

We have undertaken joint ventures with several partners. These are not yet material to our operations but have important strategic implications within our Eurasian vision. The most significant of these is our arrangement with the RJ Reynolds Tobacco Company to manufacture an American Blend product in Continental Europe through the joint venture company, R.J. Reynolds – Gallaher International SARL. We have entered into sales distribution, marketing and manufacturing agreements with the joint venture.

Industry Overview and Competition

We operate in a highly competitive business in all of our operating jurisdictions. In 2002, the most recent year for which information is available, an estimated 5.3 trillion cigarettes were sold throughout the world, including approximately 755 billion in the EU. Demand has increased in the emerging markets of Eastern Europe, the Commonwealth of Independent States and Asia, but sales in Western Europe, including the UK, and North America have generally declined. We expect these trends to continue. Major international cigarette manufacturers are competing to establish their brands in the emerging markets.

There are significant differences between each of our principal markets due to:
•	duty structures;
•	distribution mechanisms;
•	the degree of government regulation; and
•	local preferences for tobacco blends in each market.

The principal western European markets are dominated by a limited number of established brands, whereas in certain Eastern European and Asian markets a proliferation of brands exists. In the CIS and many other markets in which we operate, sales prices and profit margins are typically lower than those achieved in the UK and Western European markets.

United Kingdom

The legitimate UK market accounted for an estimated 53.5 billion cigarettes in 2003, according to the Tobacco Manufacturers Association, which made it the fifth largest market in Western Europe. We estimate that there are approximately 13 million adult smokers in the UK, with approximately 9.8 million being cigarette smokers. In 2002, the UK tobacco market had an estimated retail value, including excise duties and value added tax, of approximately £12 billion. Approximately £11 billion of this consisted of cigarette sales.

The volumes of tobacco products sold in the UK have declined since the 1970s. Total cigarette consumer sales over the period from 1990 to 1997 fell by an average of 3-4% per annum. Between 1997 and 2000 this trend accelerated, with a decline of approximately 7% per annum, reflecting an increasing trend for UK smokers to source their purchases from outside the legitimate UK market. Since this time the trend has slowed to approximately 2% per annum on average over the period from 2001 to 2003, primarily a result of stricter border controls and customs activity. Over recent years, competition between manufacturers based on pricing has intensified and there was downtrading from the premium and mid

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2003

price sectors into value price cigarettes. The decision in 2002 to increase the indicative limit of cigarettes for travellers returning from within the EU from 800 to 3200 (the amount of cigarettes deemed acceptable for personal consumption) could continue to affect the amount of tobacco product sourced outside of the UK.

Continental Europe

With certain regional exceptions, tobacco consumption in Continental Europe consists principally of cigarettes, with a total estimated annual consumption of 842 billion cigarettes. Germany is the largest market, with an estimated annual consumption of 134 billion cigarettes, followed by Turkey (a market in which we do not have a significant presence) (116 billion), Italy (101 billion) and Spain (91 billion). The Western European markets have, until relatively recently, been broadly stable. However, consumer sales in recent years are beginning to decline and there is a greater degree of price competition fuelled by tax led price increase. In 2003 above inflation duty increases had a negative impact on total market volumes in European states including France and Germany.

Our principal competitors in the Continental European market are Philip Morris International, British American Tobacco Plc, Japan Tobacco International, Imperial Tobacco Group Plc and Altadis Group S.A.. We compete on the basis of quality product and a range of brands and tobacco blends. We also seek to maintain brand loyalty.

Commonwealth of Independent States

We estimate that there are around 42 million adult smokers in Russia. Over 99% of these individuals are cigarette smokers. In 2002, the cigarette market in Russia had an estimated retail value including excise duties and sales taxes of $4.1 billion. The volume of cigarettes sold in Russia remained stable between 1997 and 2000 with marginal growth to 2003 of approximately 3%-4% per annum. The proportion of the market accounted for by higher priced filtered international brands has increased in association with economic growth and improved financial stability. There are around 450 cigarette brands sold in the Russian market. Leading international brands account for approximately 25% of volume sales. The remainder of volume sales are attributable to local brands.

We estimate that the total retail value of the Ukrainian and Kazakhstan tobacco markets in 2002 was $1.2 billion and $0.3 billion respectively. The volume of cigarettes sold in Ukraine increased by some 8% between 1997 and 2002 and is experiencing a current growth rate of approximately 1%-2%. The volume of cigarettes sold in the Kazakhstan market increased by around 22% in the same period with a current growth rate of 2%-3%.

Our principal competitors in the CIS market are Philip Morris International, British American Tobacco Plc, Japan Tobacco International and Imperial Tobacco Group Plc. We compete on the basis of quality product and a range of brands and tobacco blends. We also seek to maintain brand loyalty.

Rest of World

The principal market in our Rest of World segment is the Republic of Ireland.

We estimate that there are around one million adult smokers in the Republic of Ireland, with around 900 thousand being cigarette smokers. In 2003, the tobacco market in the Republic of Ireland had an estimated retail value including excise duties and sales taxes of some €1.7 billion. Around 97% of this consisted of cigarette sales. There are 65 cigarette brands sold in the Republic of Ireland. The market is highly concentrated with the five leading houses accounting for 75% of cigarette sales.

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

Our brand building activities also include the sponsorship of the Jordan Formula One Grand Prix motor racing team. We believe that this involvement in such a high profile international sporting event provides benefits not achieved by domestic advertising alone.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2003

Where permissible, promotions at point of sale form a significant element of our marketing strategy.

Within the European Union, in June 2003 a Directive on the approximation of the laws, regulations and administrative provisions of the EU Member States concerning the advertising and sponsorship of tobacco products was adopted. In the UK, the Tobacco Advertising and Promotion Act was adopted in November 2002, which prohibited the advertising and promotion of tobacco products including billboards, press, and free distribution of samples from February 2003, and in-pack promotion schemes from May 2003. The Tobacco Advertising and Promotion Act also provides for a ban on sponsorship by tobacco companies from July 2003, although transitional provisions allow an exemption for ‘exceptional global events’ until July 2005. The Tobacco Advertising and Promotion (Point of sale) Regulations, were published in March 2004. The Regulations, coming into force on 21 December 2004, will significantly restrict the size, format and content of tobacco advertisements that may be published at the point of sale and on tobacco vending machines. The regulations may be subject to legal challenge.

In the Republic of Ireland, the Public Health (Tobacco) (Amendment) Act was enacted in March 2004, purporting to give effect to two EU Directives and a EU Recommendation relating to tobacco. The Bill includes provision for a comprehensive ban on tobacco advertising, sponsorship and measures relating to the manufacture, presentation and sale of tobacco products, and may be subject to legal challenge. Also, in Ireland, the Tobacco Smoking (Prohibition) (Amendment) Regulations 2003 (as subsequently amended), which allow for a complete ban on smoking in all public places, with certain limited exceptions, come into force on 29 March 2004. Separately, Regulations were made in September 2003, purportedly to give effect to the 2001 EU Directive on the manufacture, presentation and sale of tobacco products.

In our other important markets (Russia, Ukraine and Kazakhstan) restrictions on tobacco advertising are either being considered by Parliament or have been enacted into national law.

We will continue to use the full range of advertising and sponsorship opportunities allowed to us for as long as these are available.

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

In 2003, two distributors each accounted for more than 10%, and together 39%, of our sales in the UK. These two distributors serve as the primary distributors in our industry, including providing distribution services for our competitors. Due to the established presence of these two distributors throughout the industry we do not believe that there will be any interruption in their provision of distribution services for our products.

Distribution within the Continental Europe division is achieved through a combination of the distribution businesses owned or associated with the group and a network of third party distributors.

In 2003, in the CIS one customer accounted for over 90% of our sales in Russia. In Kazakhstan all of our sales are to a single distributor. Both of these distributors are well established in their respective markets and we do not believe that there will be any interruption in their provision of distribution services for our products.

Distribution in the Rest of World is primarily achieved through an independent network of distributors although there are certain markets where 100% of our sales are made to single distributors.

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

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2003

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

We produce our tobacco products in the UK, Austria, Sweden, Russia, Kazakhstan, Poland and the Ukraine. The geographic spread of our manufacturing sites, particularly in emerging markets such as Russia, allows us to respond quickly to changes in market drivers and to operate efficient “in country distribution networks”. The use of multiple manufacturing locations also reduces the risk to supply in the event of a disaster at one of our sites and protects against potential tariff barriers.

Seasonality

There is limited seasonal fluctuation in tobacco consumption; however there may be occasions when factors such as duty increases can impact on invoiced sales patterns from one interim period to another.

Regulation and litigation

We are subject to significant regulation in the majority of jurisdictions in which we operate. We believe that we are in compliance in all material respects with applicable regulations.

At a global level in 2003, the World Health Organisation adopted a Framework Convention on Tobacco Control (FCTC). The tobacco control treaty includes provisions governing, amongst other matters: advertising and sponsorship; tax and price increases; labelling; illicit trade; and, environmental tobacco smoke. The FCTC will come into effect once 40 Member States have ratified it.

Within the EU, a Directive concerning the manufacture, presentation and sale of tobacco products was adopted in 2001 and has been implemented into Member States’ national law. Its provisions include: matters relating to ingredients disclosure; the prohibition of descriptors suggesting that a particular tobacco product is less harmful than others; new and larger health warnings; rules allowing for the use of colour photographs or other illustrations to depict and explain the health consequences of smoking; tar, nicotine and carbon monoxide ceilings; an assessment of the health effects of the smoke yield of other substances; and, a proposal for a common list of ingredients. The EU Commission is to report on the application of the Directive and indicate features that should be reviewed or developed in light of developments in scientific or technical knowledge by the end of 2004.

The EU Commission has adopted a Decision that establishes the rules for the use of colour photographs or other illustrations to depict and explain the health consequences of smoking. It is for Member States to decide whether or not to introduce such pictorial health warnings from October 2004.

In June 2003, an EU Directive relating to the advertising and sponsorship of tobacco products was adopted. Its provisions include the prohibition of tobacco advertising: in the press and other printed publications; in radio broadcasting; in information society services; and, through tobacco related sponsorship, including the free distribution of tobacco products. Member States shall comply with this Directive by 31 July 2005 at the latest. The German Government and others have commenced a legal challenge to the Directive in the European Court of Justice.

Certain EU Member States have already enacted, or are considering, legislation or regulation that restricts further the opportunities to smoke in public places.

In May 2004, 10 additional European countries (“EU Accession Countries”) will join the EU. These countries are required to comply with the existing laws of the EU at the time of joining except for certain transitional arrangements.

In the UK, the Tobacco Advertising and Promotion Act was adopted in 2002. The Act prohibited the advertising and promotion of tobacco products including billboards, press, and free distribution of samples from February 2003, and in-pack promotion schemes from May 2003. The Act also banned sponsorship by tobacco companies from July 2003, although transitional provisions allow an exemption for ‘exceptional global events’ until July 2005. The Tobacco

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2003

Advertising and Promotion (Point of sale) Regulations, were published in March 2004. The Regulations, coming into force on 21 December 2004, will significantly restrict the size, format and content of tobacco advertisements that may be published at the point of sale and on tobacco vending machines. The regulations may be subject to legal challenge.

In August 2003, the UK Office of Fair Trading (OFT) notified us of an enquiry into vertical agreements between manufacturers and retailers in the UK cigarette, tobacco and tobacco related markets. We are co-operating with the enquiry which is currently at the information gathering stage. Given the early stages of the enquiry, it is not possible to assess whether or not the OFT intends to reach an adverse decision. Similarly, it is not possible, in the event that an adverse decision is reached, to assess the extent (if any) of any fines. However, in the event that the OFT considers a company has infringed UK competition law, it has the authority to levy a maximum fine not exceeding 10% of UK turnover for the last three years against such infringing company. We have been advised that this sum would be net of duty payments. In the three years ended 31 December 2003, our aggregate net UK turnover was £1,776 million. In the event of an adverse decision by the OFT, however, we would have significant rights of appeal. As at 26 March 2004, no notice has been filed by the OFT indicating its intention to reach an adverse decision in relation to this matter. In any event, we intend to defend our position vigorously.

In the Republic of Ireland, the Public Health (Tobacco) (Amendment) Act was enacted in March 2004, purporting to give effect to two EU Directives and a EU Recommendation relating to tobacco. The Bill includes provision for a comprehensive ban on tobacco advertising, sponsorship and measures relating to the manufacture, presentation and sale of tobacco products, and may be subject to legal challenge. Also, in Ireland, the Tobacco Smoking (Prohibition) (Amendment) Regulations 2003 (as subsequently amended), which allow for a complete ban on smoking in all public places, with certain limited exceptions, come into force on 29 March 2004. Separately, Regulations were made in September 2003, purportedly to give effect to the 2001 EU Directive on the manufacture, presentation and sale of tobacco products.

In Germany, from 2007 cigarette purchasing from vending machines will have youth protection technology installed i.e. consumers will have to verify their age, for instance, by using age encoded chip cards.

In France, the Government enacted a law in 2003 seeking to restrict tobacco consumption among young people. The law includes the prohibition of packs of less than 19 cigarettes.

In the Netherlands, the Government has introduced tobacco ingredient disclosure regulations. In August 2003, we and Philip Morris International commenced a joint legal challenge to the Dutch regulations, which, we believe, do not provide adequate protection for brand recipes. Other tobacco companies including British American Tobacco, Japan Tobacco International and Imperial Tobacco have also commenced legal proceedings.

In Russia, a federal law on restrictions on the smoking of tobacco came into force in 2002. The legislation prohibits: smoking in some public places; the sale of cigarettes to those under 18 years of age; and, the sale of loose cigarettes or packs containing fewer than 20 cigarettes. Furthermore, from January 2003, the production and import of filter cigarettes with smoke yields exceeding 14mg of tar and 1.2mg of nicotine was prohibited, and tobacco products must display a general and rotational health warning and tar and nicotine smoke yields.

In addition, draft Bills have been introduced to the Russian State Duma whose provisions include: significantly larger rotational health warnings from January 2005; further reductions in maximum tar and nicotine smoke yields and a complete ban on tobacco advertising, with certain limited exceptions, and at point-of-sale, with effect from January 2006; one in every ten packs should have a special leaflet inserted with health information on tobacco addiction; and a ban on the sale of tobacco products within 100 meters of educational establishments.

In the Ukraine, the Parliament approved amendments to the Law on Advertising in September 2003, restricting tobacco advertising in the printed media and prohibiting it entirely on television and radio. Furthermore, a draft Law is being considered whose provisions include: prohibition of certain tobacco advertising; prohibition of the sale of tobacco products to and by persons under 18 years of age; prohibition of the sale of cigarettes in packs of less than 20 sticks; further restrictions on smoking in public places; significantly larger health warnings; and reductions in maximum tar and nicotine smoke yields.

In Kazakhstan, the Parliament adopted the Law on Advertising in November 2003, which limits tobacco advertising in the media. Outdoor tobacco advertising is also to be prohibited from 1 October 2004, under the Law on prevention and restriction of tobacco smoking. Additionally, new health warning requirements apply from April 2004.

Tobacco Taxation

In 2002, the EU adopted a Directive increasing the minimum excise rates on all tobacco products. The provisions also include the introduction of a minimum excise burden of €60 per thousand cigarettes on the most popular price category of cigarettes, which will increase to €64 per thousand cigarettes in July 2006. For certain Member States, transitional periods to comply with the new cigarette rates are allowed by the Directive. Additionally, a number of Member States have

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2003

introduced a minimum excise duty, relating to the duty levied on cigarettes of the most popular price category in each country.

EU Accession Countries will be required to implement significant duty increases in order to comply with the minimum cigarette excise tax requirements. Many have been allowed transitional periods – the longest until January 2010 – in which to comply. The Austrian Government has issued regulations maintaining the 25-cigarette import limit for Austrian residents returning from four neighbouring EU Accession Countries. Any relaxation of the current controls on personal imports from Accession States into existing EU States could have a significant negative impact on sales in neighbouring countries such as Austria and Germany in the transitional periods.

In the UK, tobacco duty was raised in line with inflation in March 2004. The impact of high taxation in the UK cigarette market, resulting in high prices, has led to reduced annual industry volumes, greater price competition and trading down by consumers to lower price cigarette brands. We believe that the wide price differentials between the UK and Continental Western Europe and other parts of the world have led to a smuggled market for legitimate and counterfeit cigarettes and also a significant increase in legitimate cross border purchasing. HM Customs and Excise estimates that, for the year 2002-03, approximately 27% of cigarettes and around 70% of handrolling tobacco smoked in the UK market were not UK duty paid products.

We continue to support and endorse regulatory authorities’ activities to stop smuggling of tobacco products. We have a history of co-operation with investigations into smuggling and readily exchange relevant information with the authorities on a regular basis.

In certain other important Continental European markets, excise duty increases continue to have an impact on prices, sales and margins. These include, for instance, large tax increases in Ireland, Germany, the Netherlands and France.

In Russia, the auditor of the Accounts Chamber is calling for the Government to return to the specific excise system which could, if implemented, adversely affect our sales.

Environmental matters

We are subject to a variety of environmental laws and regulations in the jurisdictions in which we operate. In order to comply with these laws we have incurred, and will continue to incur, capital and operating expenditures in complying with these laws and regulations. We believe we are in substantial compliance with applicable environmental requirements.

Litigation

Certain companies in our Group are defendants in actions in the UK where the plaintiffs are seeking damages for ailments claimed to have resulted from tobacco use or exposure to tobacco smoke. There are no such claims in England and Wales. As at 26 March 2004, we are involved as a defendant in three dormant individual cases in Scotland where plaintiffs seek damages for ailments claimed to have resulted from tobacco use. In the Republic of Ireland, the number of individual claims against our subsidiaries is currently 14. Of the 151 claims that have been dismissed or abandoned since 1997, 10 individual plaintiffs have appealed against dismissal. The outcome of these appeals are awaited. Of the remaining 14 claims, 13 Statements of Claim have been served upon our subsidiaries and other tobacco companies, making wide-ranging allegations against such companies and against Ireland, the Attorney General and the Minister for Health and Children, who are also named as defendants in some of those cases. We have refused to accept service of four of the above Statements of Claim due to the delays by the plaintiffs in prosecuting the claims. Court applications by us are pending in relation to five of the other Statements of Claim and, in relation to the remaining four, detailed particulars of the claim are awaited from the plaintiffs. No defence will be delivered by us pending the conclusion of all of these matters. We are not a party to smoking related litigation anywhere else in the world.

In addition to the actions described above, from time to time companies within our Group have received a number of letters before action from individuals alleging smoking-related health effects as a result of smoking cigarettes manufactured by companies within the Group. We believe that, in the UK, in relation to one or more of these potential claims applications for legal aid may be made.

To date, there has been no recovery of damages against any of our companies in any action alleging that its tobacco products have resulted in human illnesses. It is not possible to predict the outcome of the pending litigation. We believe that there are meritorious defences to these actions and claims and that the pending actions will not have a material adverse effect upon the results of the operations, the cash flow or financial condition of our company. The pending actions and claims will be vigorously contested. There can, however, be no assurance that favourable decisions will be achieved in the proceedings pending against us, that additional proceedings will not be commenced in the UK or elsewhere against our companies, that our companies will not incur damages, or that, if incurred, such damages will not have a material impact on our operating performance or financial condition. Regardless of the outcome of the pending litigation, the costs of defending these actions and claims could be substantial and will not be fully recoverable from the plaintiffs, irrespective of whether or not they are successful.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2003

We continue to be involved in court processes relating to payments allegedly due for unpaid taxes, penalties and fines claimed by the Russian tax authorities from Liggett-Ducat. As at 26 March 2004, the challenges that have been made to the claims have been successful. Based upon the facts and matters currently known, management considers that there are meritorious defences against these actions and that they will be vigorously defended.

Intellectual Property

We are the owners of the cigarette, cigar and tobacco brands listed above under “Principal Brands” These consist of our primary brands in the markets indicated and for which appropriate trademark protection is in place. We also have other intellectual property relating to our manufacturing process.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2003

C     Organisational structure

Gallaher Group Plc is the beneficial owner of all (unless specified) of the equity share capital of its principal subsidiaries, either itself or through subsidiary undertakings. The principal subsidiaries, all of which are unlisted, are shown below.

Country of
Name	Incorporation	Principal activity

Gallaher Limited (a)	England	Manufacture, marketing and distribution of tobacco products in the
UK
Benson & Hedges Limited	England	Ownership of trademarks of tobacco products
Gallaher Asia Limited	Hong Kong	Marketing of tobacco products in Asia
Gallaher Canarias SA	Spain	Marketing and distribution of tobacco products in the Canary
Islands
Gallaher (C.I.) Limited (b)	Cayman	Finance Company
Islands
Gallaher (Dublin) Limited	Republic of	Marketing and distribution of tobacco products in the Republic of
	Ireland	Ireland
Gallaher France EURL	France	Marketing of tobacco products in France
Gallaher Hellas SA	Greece	Marketing and distribution of tobacco products in Greece
Gallaher International Limited	England	Export and marketing of tobacco products outside the UK
Gallaher Italia SRL	Italy	Marketing and importation of tobacco products in Italy
Gallaher Kazakhstan LLC	Kazakhstan	Manufacture, marketing and distribution of tobacco products in
Kazakhstan
Gallaher Polska Sp z.o.o.	Poland	Manufacture, marketing and distribution of tobacco products in
Poland
Gallaher Spain SA	Spain	Marketing of tobacco products in Spain
Liggett-Ducat CJSC	Russia	Manufacture of tobacco products in the CIS
Liggett-Ducat Trading	Russia	Marketing and distribution of tobacco products in the CIS
Liggett-Ducat Ukraine (85%) (c)	Ukraine	Manufacture, marketing and distribution of tobacco products in
Ukraine
Austria Tabak AG & Co. KG	Austria	Manufacture of tobacco products in Austria
Austria Tabak GmbH	Germany	Marketing and distribution of tobacco products in Germany
Gallaher Austria Tabak Europe GmbH & Co. KG	Austria	Marketing and distribution of tobacco products in Continental
Europe
Gallaher Sweden AB	Sweden	Marketing of tobacco products in Scandinavia

Gustavus AB	Sweden	Manufacture and marketing of snus tobacco in Sweden
Tobaccoland Handels GmbH & Co. KG	Austria	Distribution of tobacco and non-tobacco products in Austria
Tobaccoland Automatengesellschaft mbH	Germany	Tobacco and non-tobacco vending operations in Germany
& Co. KG (63.9%)

(a)   Shares held directly by Gallaher Group Plc.
(b)   The Group does not have a majority interest in the ordinary equity share capital of Gallaher (C.I.) Limited. However, given that the risks and rewards of ownership of the company rest with Gallaher and the fact that Gallaher has the power to remove the directors of the company, Gallaher (C.I.) Limited is a subsidiary undertaking, and its results, assets and liabilities are fully consolidated within the financial statements of Gallaher Group Plc.
(c)   The remaining 15% owned by management will be acquired by the Group in 2004 at a fair market value.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2003

D	Property, plant and equipment

Our principal properties are:

•	Our international headquarters at Weybridge, Surrey, England.

•	A factory at Lisnafillan, Northern Ireland, with a capacity for the annual manufacture of 45 billion cigarettes a year and 3,500 tonnes of pipe and hand rolling tobacco.

•	A factory at Cardiff, Wales, with a capacity for the annual manufacture of 600 million cigars.

•	A factory, offices and warehousing at Dublin, Republic of Ireland. Following our European operations restructuring we have ceased manufacturing at this location.

•	A 23,000 square metre, 30 metre high distribution warehouse at Crewe, Cheshire, England with a capacity to store over 8 billion cigarettes. An additional 8,630 square metre warehouse exists in Crewe which the Company rents to a third party.

•	A factory at Moscow, Russian Federation, with a capacity for the annual manufacture of 65 billion cigarettes. We lease 20 warehouses used variously for raw material storage or distribution purposes.

•	A factory at Almaty Kazakhstan, with a capacity for the annual manufacture of 14.5 billion cigarettes.

•	A factory at Cherkassy, Ukraine with a capacity for the annual manufacture of 14.3 billion cigarettes.

•	A factory in Poland with capacity for the annual manufacture of 9.5 billion cigarettes.

•	A factory in Sweden with capacity for the annual manufacture of 13 million cans of snus.

•	Four factories, respectively in Linz, Hainburg, Schwaz and Furstenfeld, Austria. These factories have a combined capacity of approximately 60 billion units (cigarettes and cigars).

•	Wholesale depots in Austria and Germany with a combined floorspace of 66,752 square metres.

•	European headquarters in Vienna, Austria.

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

In 2003 our factories operated in the range of 80-90% of their core manufacturing capacity.

We are not presently aware of any environmental issues that may affect the utilisation of our assets.

We lease the Dublin site, part of the Lisnafillan factory, certain of the Austrian wholesale branches and the Russian warehouses. We own the freehold of the remaining properties.

None of our properties are pledged as collateral.

We also own approximately 180,000 vending machines in Germany as part of our vending business, Tobaccoland Automatengesellschaft mbH & Co. KG.

Productivity review

During 2003 we continued to maximise value from our operational base – maintaining our position at the forefront of efficiency, while retaining the flexibility to meet changing market demands.

We strengthened our already competitive position, increasing our cigarette productivity 8.2% (defined as output per worked hour). This enhanced productivity, together with competitive pricing of raw materials, including leaf and packaging, underpinned a real term reduction in total unit costs of 5.0%.

The strong Group performance particularly reflected improvements in the UK and Continental Europe, ahead of the full benefits of the restructuring programme announced in May to reduce jobs in the UK and Austria and to cease manufacturing in the Republic of Ireland.

The restructuring is progressing as planned, enabling us to integrate manufacturing capabilities and maximise use of our most efficient assets. The transfer of manufacturing from the Republic of Ireland to the UK was completed on target at the end of the year. This restructuring programme will be completed by the end of 2005.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2003

A new and robust cross-functional management process was introduced during the year to drive continuous operational improvement and to ensure adoption of best practice across the Group. This brought increased focus to a number of areas, including: manufacturing efficiency; raw materials; product and pack standardisation; and, optimisation of the Group-wide supply chain.

We continued to invest in state of the art technology. These investments drove cost reductions, improved quality, increased capacity, and enhanced flexibility – supporting volume growth and changes in brand mix.

Production of high quality products and total consumer satisfaction are an integral part of our manufacturing strategy. Our Western European factories have met the new requirements for continued accreditation against the Quality Management System ISO9001 : 2000. Similar best practice is being rolled out to other locations.

We continued our drive to deliver the highest standards of customer service and flexibility across our Eurasian markets. This drive was supported by supply chain simplification through devolving greater responsibility to regional operations. In addition, our strategic demand planning capability was enhanced to ensure that our capital investment meets the changing needs of the business and that costs continue to be optimised and reduced across Gallaher’s growing operational network.

United Kingdom

Productivity at our UK cigarette factory at Lisnafillan increased 8.8%. This improvement was driven by: increased use of ultra high speed machinery; a major re-organisation of working practices, including job reductions; and, in the latter part of the year, the transfer of volumes from Dublin. Together with reduced leaf costs, this enhanced productivity underpinned a 3.2% reduction in real term unit costs.

The ongoing success of the Amber Leaf flip top pack and reduced overall volumes impacted productivity and unit costs at the Lisnafillan tobacco factory. Productivity reduced 2.6% and real term unit costs increased 3.4%. A programme of investment designed to increase the factory’s efficiency and flexibility was approved in early 2004.

Productivity at our Cardiff cigar factory increased 6.6%, assisted by increased use of higher speed equipment, greater efficiencies and a re-organisation of working practices, including job reductions. Real term unit costs fell 1.8%, driven by the increase in productivity and a reduction in average leaf costs.

Continental Europe

Productivity at our Austrian factories increased 7.0%, assisted by increased volumes and initial benefits associated with our European operational restructuring. This improvement underpinned a real term reduction of 4.2% in cigarette unit costs.

Several projects were commenced to enhance efficiency during 2003. These included: the standardisation of products; the creation of a new European logistics department; and, the commencement of a project to manufacture specialist filters for our Group-wide requirements in Austria.

Our Polish factory at Gostkow has steadily increased output since the Group acquired KT Merkury in July. Investment in a new primary processing line and high speed making and packing machines has increased the factory’s efficiency, capacity and flexibility. Gostkow now has the ability to produce a range of Gallaher’s Virginia and American blend brands for the domestic market.

Commonwealth of Independent States

Our manufacturing facilities in the CIS substantially increased total output assisted by the optimal use of manufacturing assets across the region.

Productivity in the CIS grew 9.0% as a result of higher efficiencies and investment in new technology to meet the higher proportion of hard box, filter cigarettes and premium brands. This change in mix contributed to a 0.9% real term rise in unit costs.

Output of filter cigarettes increased sharply at our Moscow factory, while production of oval cigarettes decreased – reflecting the growing demand for our higher priced brands in the Russian market.

Considerable steps were taken to maximise efficiency at the factory. These included: the installation of new tobacco processing equipment to enable cost reductions through onshore manufacture of all blends; material standardisation and specification changes to optimise NTM costs; and, an improvement in machine performance, resulting in reduced wastage.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2003

Operational efficiency in our Kazakhstan factory was enhanced as a result of staff development and the installation of new equipment. This included high speed cigarette making machinery and a second filter making complex.

The installation of new lines in Ukraine facilitated a substantial increase in volumes and the introduction of new brands. Overall factory efficiency was enhanced by the installation of an automated stem processing line.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2003

ITEM 5   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You are requested to read this operating and financial review in conjunction with “Item 3. Key Information”, “Item 4. Information on the Company” and the consolidated financial statements and the notes to the financial statements included in this Annual Report.

Overview

Our results for 2003 reflect a good performance right across the business, both in the UK and overseas. We increased revenues and volumes, and drove down operating costs yet again.

Our objective remains the same – to continue to grow our business, developing a balanced portfolio of interests across our Eurasian target markets. Our core markets within the European Union are providing the investment we need to accelerate our expansion eastwards. The successful integration of recent acquisitions has given us a strong platform for future growth and we have continued to identify new opportunities. Last year we secured a presence in Poland through the acquisition of KT Merkury, and signed a licensing agreement with Shanghai Tobacco Group that will open up new opportunities for us in China and Russia.

We continue to invest in new production technologies, and last year we enhanced our facilities in Northern Ireland, Austria, Poland, and in the CIS.

As our international base broadens, we have closely examined the synergies to be achieved by optimising operational resources. Following a review last year we restructured our European operations, ceasing production in the Republic of Ireland. We also realigned our UK and Continental European businesses to sharpen our focus on the Group’s Eurasian objectives. Changes of this nature produce inevitable uncertainty for employees, and it has been a difficult year in this respect, with some job losses. But only by remaining at the forefront of efficiency can we ensure our long-term success.

Foreign exchange translation effects have affected our divisional financial performance this year – positively in respect of the stronger euro, and negatively due to the weaker dollar. These divisional effects are partly offset by our hedging activity.

Our segmental results are summarised below:

	UK	Continental Europe	CIS	Rest of World	Total
Gross turnover
2003	3,611	4,534	373	530	9,048
2002	3,720	3,899	331	472	8,422
2001	3,685	1,339	261	434	5,719

Net turnover(1)
2003	578	2,637	295	131	3,641
2002	593	2,325	281	122	3,321
2001	605	805	226	103	1,739

Total operating
profit
2003	267	169	34	35	505
2002	281	148	32	44	505
2001	298	75	20	34	427

(1) Gross turnover less duty paid by Group companies

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

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2003

Fixed Assets

In the UK GAAP financial statements, we amortize purchased goodwill arising since 1997 over its estimated economic life on a straight line basis subject to a maximum of 20 years. Previously all goodwill was written off against reserves in the period of acquisition. Unexpected future events may be evidence that the economic life is less than this period, in which case, a higher amortization charge would be made in those future financial statements as a result of this shorter life. Intangible assets and other long-lived assets are amortized or depreciated over their useful lives. Useful lives are based on management's estimates of the period that the assets will generate revenue, which are annually reviewed for continued appropriateness. Due to the long lives of such assets, changes to the estimates used can result in significant variations in the carrying value. These estimates are based on our current understanding and have not resulted in material differences in the recent past, and we do not believe they are likely to materially change in the foreseeable future.

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

Where there is evidence of a potential impairment to the carrying value of long-lived assets, we undertake an estimation of the fair value of that long-lived asset in accordance with the approach set out in FRS 11, “Impairment of fixed assets and goodwill”. The fair value is, in most cases, based on the discounted present value of the future cash flows expected to arise from that asset. Estimates are used in deriving these cash flows and the discount rate. A change in the estimated future cash flows or interest rate used in the fair value determination could affect the amount of the impairment charge. These estimates are based on our current understanding and have not resulted in material differences in the recent past, and we do not believe they are likely to materially change in the foreseeable future.

For US GAAP purposes, following adoption of SFAS 142 “Goodwill and Intangible Assets”, all goodwill is no longer subject to amortisation. We are now required to review goodwill and long-lived intangible assets at least annually for impairment in accordance with this standard, which will involve the use of management estimates in the valuation of these assets.

Amortization under UK GAAP has increased in each fiscal year during the period under review as a result of our acquisitions of new businesses.

Tangible fixed assets are stated at cost less depreciation. Depreciation is calculated to write off the cost of the tangible assets, on a straight line basis, over their estimated useful lives.

Our depreciation periods have been selected after considering general industry practice and our own circumstances. Adjustments to these rates could lead to a material impact on our operating profit. However we do not currently foresee any factors affecting the rates which would have a material impact on our operating profit.

Retirement Benefits

We applied FRS 17 “Retirement Benefits” as the accounting standard we use to account for post employment obligations in our books.

Costs relating to the various pension schemes operating within the group are accounted for using methods that rely on actuarial estimates and assumptions to arrive at costs and assets or liabilities for inclusion in the accounts. The assets and liabilities of the scheme are included in the balance sheets of the entities to which the schemes relate and, on consolidation, in the Group balance sheet. The profit and loss components of the annual pension scheme movements are derived from the increase in the liability to pension scheme members of a further year of service, an interest cost relating to the unwinding of a discount used in arriving at the present value of that expected liability and an estimated return on the assets held by the scheme based on assumptions taken at the previous year end.

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

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2003

We take advice from independent actuaries as to the appropriateness of the assumptions we use. The assumptions we select are within the range used by other companies with similar asset structures in their pension schemes. However, it is important to note that relatively small increments in the assumptions we use can have a significant effect on the profit and loss and balance sheet pension components.

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

A contingent liability will be disclosed when a possible obligation has arisen but its existence will only be confirmed by future events not wholly within our control or in circumstances where an obligating event has occurred but it is not possible to quantify the size or likelihood of that obligation crystallising. Realisation of any contingent liabilities not currently recognised or disclosed in our financial statements could have a material effect on our financial condition.

Financial Instruments

Under UK GAAP realised and unrealised gains and losses on forward contracts which hedge third party commitments are recognised in the profit and loss account in the same period as the underlying transaction. Net interest paid or received on interest rate derivatives is included in interest expense on an accruals basis. To manage the group’s exposure to fluctuations in exchange rates and interest rates, we have entered into and will likely continue to enter into derivative instruments to hedge our exposure to such fluctuations. It is our policy to hold these instruments to maturity and as such we do not expect any positions disclosed in the accounts to unwind until that point. We do not enter into derivative contracts for speculative purposes. Under US GAAP, all financial instruments are marked to market. Any significant change in the level of market interest rates could have a material impact on our financial condition.

Recently issued US and UK accounting pronouncements

In December 2003, the FASB issued interpretation No. 46R, Consolidation of Variable Interest Entities – an Interpretation of ARB 51 (revised December 2003) (FIN 46R). Under this interpretation, certain entities known as Variable Interest Entities (“VIEs”) must be consolidated by the Primary Beneficiary of the entity. VIEs are those entities possessing certain characteristics, which indicate either a lack of equity investment to cover expected losses of the entity or lack of controlling financial interest by an investor. The party that absorbs a majority of the entity’s expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests is deemed to be the Primary Beneficiary and must consolidate the VIE. We plan to adopt FIN 46R (as revised December 2003) for special purpose entities created before 1 February 2003, with effect as of 1 January 2004. We will apply FIN 46R for variable interest entities not considered to be special purpose entities created before 1 February 2003, with effect as of 31 December 2004. Management currently is assessing how the classification of any VIEs under FIN 46 (as revised December 2003) applies to any of its arrangements. We do not consider that FIN 46R will have a material impact on our consolidated financial statements.

The UK’s accounting standards board has not recently issued any new accounting standards.

Differences Between UK and US Generally Accepted Accounting Principles

The following discussion and analysis is based on our consolidated financial statements, which we prepare in accordance with generally accepted accounting principles in the United Kingdom (“UK GAAP”). These differ from those generally accepted in the United States (“US GAAP”). We discuss the principal differences between UK GAAP and US GAAP, as they relate to us, in note 31 of the notes to the financial statements.

Results of Operations - Year 2003 compared with Year 2002

In the analysis presented, we discuss the business segments, developments and items that we consider to be the most material to the readers’ understanding of our performance in order of diminishing materiality, with the most material items first.

Revenue

Our Eurasian strategy produced a strong overall performance. Total turnover for 2003 at £9,048m represented an increase of 7.4% compared with 2002, with cigarette volume sales – of 160.2bn sticks – up 4.9%. A detailed discussion of segmental revenue development and the factors that underpinned performance follows.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2003

United Kingdom

While our UK market share marginally improved in 2003, UK turnover excluding duty (“net turnover”) decreased 2.4% to £578m (2002: £593m). The decrease largely reflects lower cigarette volume sales – down 5.1%, to 20.3bn sticks (2002: 21.4bn) – and downtrading by consumers to cheaper cigarettes, partially offset by price increases.

The volume decline primarily reflects the phasing of trade sales at the end of 2002 in advance of pack labelling changes, and a reduction in the size of the UK duty paid market in 2003 – estimated at around 2% to 3%. The lower UK market largely reflects the full year impact of the increase in duty paid allowances for UK travellers returning from the EU announced by the UK Government in October 2002. Excluding the estimated effect of the phasing of trade sales, our underlying cigarette volume sales in 2003 reduced some 1%.

Cigarette Market

The continued taxation driven price gap between cigarettes sold in the UK and other EU markets, combined with the increase in personal tobacco import allowances in October 2002, contributed to a decline in UK duty-paid cigarette market volumes of approximately 2% to 3% in 2003.

Moderate downtrading from the premium and mid price sectors into value price cigarettes continued. The respective shares of retail sales accounted for by each price sector were: value: 56.6% (2002: 53.8%); mid price: 11.2% (2002: 12.9%); and, premium: 32.2% (2002: 33.3%).

Our total UK volumes decreased 5.1% to 20.3bn cigarettes, reflecting the overall market decline and the timing of sales into the trade in advance of pack labelling changes in December 2002. Excluding the phasing of these sales, our underlying volumes reduced some 1%.

Our overall UK retail market share increased marginally to 38.1% (2002: 37.9%), reflecting good performances by the Group’s principal UK houses, Benson & Hedges and Mayfair, which were partly offset by market share declines from a number of other brands.

Cigar Market

The total UK cigar market declined around 7% in 2003, and the consumer trend from the higher margin medium cigar sector to the small cigar sector continued.

We extended our lead of the cigar market with a 47.0% share of sales to consumers (2002: 46.3%) – supported by the launch of Hamlet Miniatures Filter and Hamlet Aromatic in December 2002.

Original Hamlet held its lead of the medium cigar sector with a share of 54.5% (2002: 53.3%) and Hamlet Miniatures grew its share of the small cigar sector to 32.0% (2002: 31.7%).

Tobacco Market

The total UK handrolling tobacco market grew modestly in 2003, and moderate downtrading into lower priced brands continued.

Our share of this market was 31.3% (2002: 31.6%) reflecting the continued success of Amber Leaf – which increased market share to 15.9% (2002: 13.9%) – and the decline of the mature Old Holborn brand.

We increased our lead of the declining pipe tobacco market, growing our share of sales to consumers to 49.6% (2002: 49.1%) – largely due to a good performance from Mellow Virginia, and underpinned by the leading house Condor.

Continental Europe

As a result of volume growth, price increases and the strengthening euro, CED net turnover increased 13.4% to £2,637m (2002: £2,325m), comprising: CED tobacco net turnover of £434m (2002: £343m) and distribution net turnover of £2,203m (2002: £1,982m).

CED cigarette volume sales were 47.4bn (2002: 45.7bn).

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2003

Tobacco Products

We maintained our lead of the Austrian cigarette market with a 46.5% share of sales (2002: 48.6%). During the second half of 2003, our market share stabilised for the first time in recent years.

A range of marketing and advertising initiatives supported our leading Austrian brand house Memphis, assisting the growth of Memphis Blue and underpinning Memphis Classic. Memphis Classic Full Flavour’s market share was stabilised during 2003 and the Memphis Blue brands increased market share to 6.6% (2002: 5.7%).

In Sweden, we maintained our leading cigarette market position with a 39.1% share of sales to consumers (2002: 41.4%).

Level again performed well, growing market share to 7.1% (2002: 6.1%) and volumes 13.0%. However our total branded Swedish volumes were impacted by the ongoing decline of the mature brand Blend and lower overall market volumes. We launched a new value brand, Vermont, in September.

Elsewhere in the EU, our trading performance was robust. In Germany, we performed well – increasing our share of the total market held through generic cigarettes to 7.3% (2002: 6.5%), while maintaining the share of our branded cigarettes at 0.7%.

The cigarette market share in Greece was 5.0% in 2003 (2002: 5.1%) and the growing demand for Old Holborn increased its leading share of the handrolling tobacco market to 38.1% (2002: 36.3%).

Sales of the Virginia blended Benson & Hedges Metal range underpinned our strength in Western Europe, while volume growth from Reynolds-Gallaher International (“RGI”) drove an increase in our total cigarette market shares to: 3.0% in France; 3.2% in Italy; and, 1.6% in Spain (2002: 2.9%, 1.1% and 1.2% respectively).

Gallaher and RGI launched a variety of both Virginia and American blended cigarettes, and cigars, in these markets during 2003, including: Benson & Hedges Menthol in France; Benson & Hedges American Blend 10s, Mayfair and Hamlet 5s in Italy; Benson & Hedges Silver in Spain; and Reynolds in all three markets. RGI launched a new value brand, Austin, in France at the beginning of 2004.

We have continued to develop our operations in Central and Eastern Europe.

Following the acquisition of KT Merkury in July, we made good progress in Poland. In the second half of 2003 we sold 1.6bn cigarettes in the market (2002, July to December KT Merkury sales: 0.7bn cigarettes). Our Polish retail market share reached 2.6% by December, up from 1.7% at the time of the acquisition, assisted by the launch of brands from our international portfolio, including LD and Level.

Excluding volumes sales in Poland, our Central and Eastern European volume sales grew 9.8% to 6.5bn cigarettes (2002: 5.9bn). Strong growth in Romania drove an increase in our pan-Balkan market share to 4.9% (2002: some 4.0%).

Distribution Business

Our distribution businesses performed well.

In Austria, TOBA achieved enhanced margins driven by efficiency savings and improved fees. This more than offset the impact of lower cigarette market volumes. TOBA continued to leverage its comprehensive distribution network to build sales of non-tobacco products, including pre-paid phone cards and motorway toll stickers.

In Germany, ATG – the vending company in which we have a 63.9% holding – continued to make good progress. ATG increased its share of vending to 25.5% (2002: 24.2%) and outperformed the German market – increasing total market share to 5.9% (2002: 5.6%).

Lekkerland-Tobaccoland (“L-T”) – an associate in which we have a 25.1% holding – delivered a resilient performance in 2003. Efficiency savings and growth in sales of pre-paid phone cards largely offset the impact of lower German cigarette market volumes and the introduction of new German government regulations regarding can recycling.

Other Market Information

In January 2004 our associate, Lekkerland-Tobaccoland GmbH & Co. KG (“L-T”), announced the purchase of 100% of Lekkerland Europe Holding GmbH, for total consideration of £110m, which is to be funded from L-T’s own financial resources. Lekkerland Europe Holding GmbH is a German company engaged in the wholesale distribution of tobacco and other products and operates principally in EU and EU accession countries.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2003

Commonwealth of Independent States

CIS recorded a strong performance – total volumes grew 10.9% to 82.5bn (2002: 74.3bn), with sharp volume sales growth in Kazakhstan and Ukraine more than offsetting the planned reduction in Russian non-filter oval sales. This volume growth, coupled with significant sales mix improvement in Russia, led to a 4.7% increase in net turnover to £295m (2002: £281m) although results were adversely affected by foreign exchange movements (the translation of the mainly US dollar denominated results into sterling).

Russia

In Russia, we increased our total share of consumer sales to 15.0% (2002: 14.0%), despite intense competition following a substantial increase in cigarette taxation on 1 January 2003.

Within our sales mix, we continued to increase the proportion of our brands sold in the intermediate and higher price sectors. Sales in these sectors accounted for 93.9% of our Russian volumes (2002: 81.9%).

Sales of hard box filter cigarettes increased 16.1%. This growth was more than offset by a planned strategic reduction in sales of non-filter oval cigarettes of 68.7%. This, and the phasing of trade sales in December 2002, drove a reduction of 6.8% in total volumes to 58.8bn cigarettes.

Our leading Russian brand, LD, maintained a market share of over 5% during 2003, underpinning strong growth from St George in the intermediate price sector and advances in the higher price sector.

In 2003, the premium sub-sector grew its share of the total Russian market to 8.8% (2002: 7.7%). We increased our share of this sub-sector to 2.6% (2002: 0.7%). By December 2003, our share of the premium sub-sector reached over 3%, assisted by the success of new Sobranie Slims variants.

Kazakhstan

We grew market share to 30.0% in Kazakhstan (2002: 20.4%). Volume sales increased 64.6% to 9.6bn cigarettes, driven by strong demand for our brands including Sovereign, LD, Novost, and Sobranie.

Sovereign extended its market leading position, growing share to 14.8% (2002: 12.2%) and LD increased share to 7.1% (2002: 4.2%).

Ukraine

We grew our share of the Ukrainian market to 11.6% (2002: 7.5%). Volume sales increased over 150% to 14.2bn cigarettes as brands including LD, St George and Troika gained market share.

Rest of World

In spite of a decrease in volume sales to 10.0bn (2002: 11.3bn) – mainly reflecting a sharp reduction in lower margin Middle East volumes – RoW net turnover grew 7.1% to £131m (2002: £122m), partly reflecting favourable exchange movements in the Republic of Ireland.

Republic of Ireland

Trading conditions in the Republic of Ireland were challenging in 2003. Market sales to consumers, after adjusting for trade inventory levels, declined over 6%, following substantial excise duty increases in December 2002 and 2003.

Our trading performance was resilient, underpinned by the top two houses in the market, Silk Cut and Benson & Hedges. Our cigarette market share was 50.1% (2002: 50.7%).

We also maintained our leadership of the cigar market with a 71.3% share (2002: 72.9%).

AMELA

AMELA and contract manufacture volumes reduced 12.9% to 6.5bn cigarettes (2002: 7.5bn) entirely due to the reduction in Middle East volumes. Pro-forma volumes were down 30.0% (2002, including export sales to AMELA from Continental Europe: 9.3bn cigarettes).

We performed well in our core African market Guinea, maintaining our leadership position and increasing volumes. We also performed strongly in Nigeria, where volume sales more than doubled. Total African volumes increased 20.1% to 4.5bn cigarettes.

<

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2003

Asia Pacific

We made good progress in Asia Pacific during 2003. Total volumes continued to increase, albeit from a low base, driven by strong growth in Taiwan and China.

Following the signing of reciprocal trademark license agreements between ourselves and Shanghai Tobacco in November 2003, our Memphis brand will be launched in Shanghai during the first half of 2004.

Group Profit and Loss Analysis

Analysis of costs

Duty paid increased 6% in 2003 to £5,407 million, compared to £5,101 million in 2002. This movement arises as a result of duty increases in many of our key markets as discussed in our performance factors above and the impact of increased volume sales across the business.

Exceptional costs of sales In May 2003, following an extensive review, we announced the restructuring of our European operations, ceasing all manufacturing in the Republic of Ireland and reducing jobs in Austria and the UK. There will be a loss of around 430 operational jobs by the end of 2005.

Since the year end we have extended this restructuring programme to include administration functions in the UK and Continental Europe. Around a further 100 jobs will be lost following this review.

Including this latest initiative, the total cost of the restructuring is now expected to be in the region of £65m by the end of 2005, relating predominantly to redundancy payments and the impairment of operational plant and machinery. Of this total, £39m has been recorded as an exceptional charge at 31 December 2003 (UK: £18m/CED: £3m/RoW: £18m). Once we have completed this project, by the end of 2005, we expect to achieve annualised savings of at least £20m.

Other costs of sales increased £171 million or 12.6% in 2003 to £1,529 million, compared to £1,358 million in 2002. This movement arose from increased volumes across the group and increasing levels of duty in the prices of third party products purchased by our distribution businesses in our CED division.

Total costs of sales increased £516 million or 8.0% in 2003 to £6,975 million, compared to £6,459 million in 2002. Total costs of sales increased slightly as a percentage of turnover to 87.3% for fiscal year 2003 from 86.6% for fiscal year 2002 reflecting the changes discussed above.

Distribution, advertising and selling costs increased £11 million or 3.6% in 2003 to £316 million, compared to £305 million in 2002. This financial statements caption excludes costs reported in our joint venture, RGI, for which results are reported separately. Distribution, advertising and selling costs decreased slightly as a percentage of turnover to 3.9% in 2003 from 4.1% in 2002. Increased selling and distribution costs in Austria and the CIS arising from the reclassification of certain overheads and increased sales infrastructure respectively, were partly offset by reduced expenditure in our advertising spend in areas other than the CIS.

Administrative expenses remained stable in 2003 at £204 million. Administrative expenses decreased slightly as a percentage of turnover to 2.5% in 2003 from 2.7% in 2002. Administrative expenses benefited from the reclassification of certain overheads to Distribution, advertising and selling costs in 2003.

Other operating income decreased £4 million or 66.7% to £2 million in 2003 as the disposal of non-core assets moderated from a peak in 2002 following the acquisition of Austria Tabak.

Operating profit for 2003 was stable at £505 million largely as a result of the inclusion of the exceptional cost of sales described above. Underlying operating profit, excluding the impact of this charge increased, 7.7% to £544 million from £505 million in 2002.

Segmental analysis of Operating Profit

United Kingdom

Total operating profit declined 5.0% to £267 million (2002: £281 million) principally because of the impact of the European operations restructuring which resulted in the recognition of an £18 million cost as an exceptional cost of sales in the UK. Excluding the impact of this charge operating profit increased 1.4% to £285 million with operating cost efficiency offsetting the impact of lower volumes and downtrading.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2003

Continental Europe

CED operating profit grew 14.2% to £169m (2002: £148m). The division’s improvement in operating profit was mainly due to volume growth, improved margins and the favourable impact of foreign currency translation, partly offset by start up losses for the Polish operation, acquired in July 2003, and the first full year share of investment in our joint venture with RJ Reynolds (“RGI”) formed in July 2002. The distribution businesses also benefited from improved margins and foreign currency translation. ATG’s ongoing programme of machine park rationalisation and improvement resulted in increased machine productivity.

The division’s profitability was affected by adverse exchange effects on the goodwill amortisation arising from the acquisition of Austria Tabak with an increase of £6 million from 2002 and an exceptional charge of £3 million relating to the European restructuring discussed elsewhere in this document.

Commonwealth of Independent States

CIS Operating profit increased 6.3% to £34m from £32 million in 2002.

Russian operations were adversely impacted by a substantial duty increase in January 2003, which was largely absorbed by the industry. This was partially offset over the year by significant improvement in the mix of sales, with the oval cigarette segment representing only 6.1% of volume sales (2002: 18.1%). We continued marketing investment behind our brands to capitalise on the growing popularity of higher priced hard box cigarettes.

Kazakhstan continued to deliver good growth, while Ukraine moved into profit in 2003, following its start up phase in 2002.

Rest of World

In the Republic of Ireland, manufacturer’s price increases, currency benefits and lower operating expenses more than compensated for lower volumes following the significant increase in duty at the end of 2002.

In addition to lower volumes, impacted by the conflict in the Middle East, the AMELA operations have suffered from adverse foreign exchange movements with invoiced sales being denominated in the weakening US dollar, and much of the cost base in the strengthening euro.

RoW operating profit fell 20.5% to £35 million (2002: £44 million), including an exceptional charge of £18 million relating to European operations restructuring. Excluding the impact of this charge, underlying operating profit rose to £53 million or an increase of 20.5%.

Analysis of other Group Profit and Loss Headings

Interest

Our net interest charge in 2003 was £126m (2002: £127m). The 2003 net interest charge includes a net retirement benefit financing credit of £5m (2002: £7m) from returns on pension scheme assets less interest charged on pension scheme liabilities and other post-retirement obligations.

The decrease in the interest cost, excluding the financing credit, to £131m (2002: £134m) reflects a reduction in average net debt at constant exchange rates and a lower average borrowing cost of 5.5% (2002: 5.8%), largely offset by foreign exchange movements applicable to our euro denominated debt portfolio.

Taxation

The tax charge of £126m (2002: £119m) represents an effective rate of 33.3%, compared with 31.6% for 2002. The increase largely arises from a low rate of tax applicable to the exceptional charge, reflecting the lower corporation tax rate applicable to those costs incurred in the Republic of Ireland.

Returns to shareholders (Profit After Tax and Minority Interests)

After deducting minority interests of £6m (2002: £4m) earnings for 2003 decreased to £247m (2002: £255m), and – following a 0.2% increase in the weighted average number of shares in issue – basic earnings per share was 38.0p (2002: 39.3p).

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2003

Dividends

Our Board recommended a final dividend of 20.15p per ordinary share, amounting to a total dividend for the full year of 29.60p per ordinary share (118.40p per ADS). This represents an increase of 7.4% over the 2002 total dividend of 27.55p per ordinary share (110.20p per ADS).

Results of Operations - Year 2002 compared with Year 2001

In the analysis presented, we discuss the business segments and items that we consider to be the most material to the readers understanding of our performance in order of diminishing materiality, with the most material items first.

Revenue

Our gross revenue (including duty) increased 47.3% to £8,422 million in 2002, from £5,719 million in 2001. This was substantially a result of the inclusion of the first full year of Austria Tabak’s turnover, increased sales volumes and duty and price increases in all of our major markets.

United Kingdom

Revenue

In 2002, UK turnover increased 0.9% to £3,720 million (2001: £3,685 million). This growth reflects increases in UK Government duty and our own price increases, offset partly by a 0.5% decrease in volumes to 21.4bn cigarettes. Turnover excluding duty (“net turnover”) decreased 2.0% to £593 million due to an increase in sales incentive costs.

Cigarette Market

We maintained a strong position in the UK cigarette market. A downward trend in market share during 2001 and early 2002 was reversed during the second half of 2002. Our full year market share was 37.7%, excluding brands involving distribution rights only (2001: 38.5%). In January 2003, our retail market share stood at 38.6%.

Downtrading from the premium sector, into the value sector moderated in 2002. The mid price sector – which consists primarily of longer-length brands – was impacted by the development of a longer-length segment in the value sector. The premium sector contracted to 34.2% of the total UK duty paid cigarette market in 2002 (2001: 35.7%). The mid price sector declined more steeply to account for 12.7% of the market (2001: 14.9%), and the value sector grew to 53.1% of the market (2001: 49.4%).

We maintained our lead of the premium sector with a 49.8% share of sales to consumers. Benson & Hedges Gold remained the leading premium cigarette in the UK with a total market share of 9.3%. Our brands in the mid price sector were impacted by the decline of this sector and experienced reduced volumes. We grew volume sales of value brands by 10.3%. Sales volumes of our leading value cigarette brand Mayfair increased by 17.8%. Dorchester and Sterling also performed strongly with volume growth of 13.4% and 63.9% respectively. Mayfair’s total market share grew to 8.3% from 7.5% in 2001 – supported by the launch of Mayfair Superkings in June. By December, Mayfair had a 9.8% share of sales to consumers.

During the period January to October 2002, the UK duty paid cigarette market remained broadly stable compared to 2001, assisted by HM Customs’ border controls. On 29 October, the UK Government announced that the indicative allowance for tobacco imports for personal use for travellers returning from the EU was being increased from 800 to 3,200 cigarettes per trip. This development had a slightly negative impact upon the size of the UK duty paid market towards the end of the year and contributed to the small decline in our cigarette volume sales.

We launched a new, reduced tar, brand – Benson & Hedges Silver – at the end of February 2003. Extensive pre-launch press and poster advertising, along with direct mail and point-of-sale promotion, supported the brand’s debut.

Cigar Market

We continued to enjoy a lead of the UK cigar market with a 46.3% share of sales to consumers in 2002 (2001: 47.3%). Original Hamlet held its primary position in the large whiff sector with a market share of 53.3%, and Hamlet Miniatures increased its market share of the growing small whiff sector to 31.7%. The Hamlet brand was strengthened further in December by the launch of two new products: Hamlet Miniatures Filter and Hamlet Aromatic.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2003

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

Continental Europe

Austria Tabak’s first full year contribution, following its acquisition in August 2001, has greatly assisted Continental Europe’s sharp increases in: turnover at £3,899 million (2001: £1,339 million); net turnover at £2,325 million (2001: £805 million).

Cigarette volume sales totalled 45.7 billion sticks, representing a pro-forma increase of 10.5% over the previous year (2001 Group volumes, including Austria Tabak’s full year sales: 41.3 billion cigarettes).

Cigarette Market

In Austria, we maintained our lead of the cigarette market with a 48.6% share of sales in 2002 (2001: 50.8%). There was an expected decline in the sales of traditional local brands however, sales volumes for our Memphis Blue brand increased by 15.0%, and the market share for this brand increased to 5.7% in 2002, from 4.9% in 2001 partially offsetting this decline.

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

Following the formation of the joint venture company Reynolds-Gallaher International SARL (“RGI”) – and the transfer of manufacturing to Austria, with the attendant American blend expertise – sales of Benson & Hedges American blended cigarettes gained momentum in France, Spain and Italy, complementing our Virginia blend market positions. In France, our total market share – including 100% of the sales associated with RGI – increased to 2.9%, assisted by the launch of Benson & Hedges American Blend 10s and 30s. Volumes of Benson & Hedges American Blend grew 14.5%. Total volumes remained broadly stable at over 2.3 billion sticks. In Italy, total cigarette volumes more than doubled, spearheaded by sales of Benson & Hedges American Blend, which increased nearly eightfold compared to 2001. By December 2002, the brand had a 1.9% market share. We also performed well in Spain, growing total volumes 5.9%, and increasing sales of Benson & Hedges Red by 20.4%. Reynolds was launched in the Canary Islands in October. The brand was introduced into the French, Italian and Spanish markets in early 2003. Initial trade and consumer response to Reynolds has been positive.

Export sales to EU accession states in the Baltics and Central Europe, and Balkan markets, increased 56.4% to 5.9 billion sticks. We grew volumes in the Baltic accession states of Estonia, Latvia and Lithuania by 36.0%. This growth was driven by the launch of Vermont into these markets at the beginning of 2002. We broadly maintained our strong market position in Estonia, with a 24.3% share of sales to consumers.

Other Market Developments

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

Distribution Business

Our distribution businesses performed well in 2002. The division has benefited from more focused management post acquisition, and the rationalisation and improvement of its physical infrastructure and employee base.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2003

In Austria, Tobaccoland’s sales of both tobacco and non-tobacco products increased – assisted by the stable Austrian cigarette market and growth in the market for pre-paid phone cards We have signed a three-year contract with Philip Morris to distribute that company’s brands in Austria through to the end of 2005. This distribution contract complements our contract manufacturing agreement.

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

Tobacco Market

Our share of the Greek hand rolling tobacco market grew to 36.6%, driven by a 33.7% increase in volume sales of Old Holborn and the launch of Amber Leaf.

We gained the manufacturing capability to enter the Swedish snus market through the acquisition of Gustavus, a local producer of both loose and portioned snus in July 2002. The Gustavus brand was introduced into a selection of retail outlets throughout the last quarter of the year, and has been well received by retailers and consumers. The brand’s growth is being assisted by increased national distribution coverage and our Swedish sales force. By the year end, Gustavus’ share of the growing Swedish snus market was approaching 1%.

Commonwealth of Independent States

Turnover from operations in the Commonwealth of Independent States increased 26.9% to £331 million in 2002, from £261 million in 2001. This increase was a result of increased sales volume growth and an improvement in the mix of products sold.

Russia

In Russia, we increased total volume sales 13.1% to 63.0 billion sticks. Our full year retail market share grew to 13.3% from 12.9% in 2001. By December, our retail market share reached 13.7%, driven by the strength of the Group’s brands and increased national distribution coverage.

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

The higher price sector continued to grow its share of retail sales to 23.3% in 2002 (2001: 18.5%). In 2002, we established a 3.5% share of the higher price cigarette sector, up from 1.2% in 2001. Within this sector, the premium sub-sector is becoming increasingly significant – accounting for 8.1% of the retail market in 2002 (2001: 6.8%). To maximise the opportunities for long-term growth in Russia we are addressing this growing consumer preference through the introduction of higher price brands. We believe that our brand building expertise – leveraging off our national Russian distribution network – will enable us to develop a solid position in the premium sub-sector over the medium term, thereby improving our overall long term prospects in this market.

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

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2003

Rest of World

Rest of World turnover increased 8.9% to £472 million (2001: £434 million) and net turnover increased by 18.9% to £122 million (2001: £103 million) reflecting a strong performance in the Republic of Ireland and the recommencement of the lower margin African, Middle East and Latin America (“AMELA”) business.

Analysis of Group Profit and Loss

Duty paid increased 28.2% in 2002 to £5,101 million, compared to £3,980 million in 2001. This movement was mainly driven by the increased turnover arising from the first full year contribution from Austria Tabak and underlying increases in the rates of duty incurred in territories where we market our products.

Exceptional costs of sales In 2001, we incurred a one off exceptional charge of £12 million in making full provision against inventory and receivables associated with the cessation of a distribution agreement with the Group’s principal distributor for the AMELA markets at that time.

Other costs of sales increased £697 million or 105.4% in 2002 to £1,358 million, compared to £661 million in 2001. The acquisition of Austria Tabak was the primary factor accounting for this variance.

Total costs of sales increased £1,806 million or 38.8% in 2002 to £6,459 million, compared to £4,653 million in 2001. Total costs of sales increased slightly as a percentage of turnover to 86.6% for fiscal year 2002 from 85.9% for fiscal year 2001. The increase in the ratio of costs of sales to turnover reflects the full year impact of the lower margin Austrian distribution business.

Gross profit increased £238 million or 31.2% in 2002 to £1,001m, compared to £763 million in 2001.

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

Other operating income increased £3 million or 100% to £6 million in 2002 largely as a result of profit on the sale of fixed assets no longer required in the enlarged company.

Operating profit for 2002 was £505 million, compared to £427 million in 2001, an increase of £78 million or 18.3% compared to 2001.

Segmental analysis of Operating Profit

United Kingdom

Total operating profit declined 5.7% to £281 million (2001: £298 million) principally because of increased marketing investment, ahead of the implementation of the Tobacco Advertising and Promotion Act 2002 on 14 February 2003. There were no other significant changes to our operating cost structure.

Continental Europe

Austria Tabak’s first full year contribution has greatly assisted Continental Europe’s sharp increase in operating profit of 97.3% to £148 million (2001: £75 million). Continuing organic growth in our legacy European businesses coupled with a continuing focus on efficiency also contributed to the improvement.

Commonwealth of Independent States

Total operating profit has grown 60% to £32 million (2001: £20 million). This increase has been driven by continuing increases in volume coupled with improvements in the mix of our sales. Costs have also benefited from the move onshore of primary processes in Kazakhstan and the integration of Russia, Kazakhstan and Ukraine into a single management structure.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2003

Rest of World

Total operating profit in 2002 grew 35% to £44 million in 2002 (2001: £34 million). In 2001 Gallaher incurred an exceptional charge of £12 million in making full provision against inventory and receivables associated with the cessation of a distribution agreement with the Group’s principal distributor for AMELA markets at that time. There was no release from this provision during 2002.

Analysis of other Group Profit and Loss Headings

Interest

Our net interest charge in 2002 was £127 million (2001: £98 million). Following the adoption of FRS 17, the 2002 net interest charge includes a net retirement benefit financing credit of £7 million (2001: £14 million) from returns on pension scheme assets less interest charged on pension scheme liabilities and other post-retirement obligations. The decrease in this net retirement benefit financing credit predominantly reflects the increased financing cost associated with an increase in pension scheme liabilities, arising as a result of the acquisition of Austria Tabak. Furthermore, there has been a reduction in the returns from pension scheme assets largely as a consequence of the decline in world equity markets over the last three years.

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

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2003

Liquidity and Capital Resources

Cash Flow Analysis

2003 v 2002

We continued to be highly cash generative in 2003, with a net cash inflow from operating activities of £691million (2002: £519 million). This largely reflects an 8.2% increase in operating profit before exceptional charge to £539m (2002: £498m), assisted by a favourable net movement in working capital year on year. Cash costs of £21m were incurred during the year in relation to the Group’s restructuring programme.

The high levels of working capital seen across our company at the end of 2002 largely reversed in the early part of 2003. These increased levels of investment in 2002 were largely attributable to: high trade debtors in the UK; increased levels of duty paid finished goods in Continental Europe and the Republic of Ireland; and, increased trade debtors in the CIS. However, this reduction has been largely offset by additional working capital at the end of 2003, mainly associated with the new Polish factory and higher levels of duty paid finished goods and trade debtors in the Republic of Ireland following a duty increase in December 2003.

Capital expenditure and financial investment was £118m (2002: £109m). Investment in tangible fixed assets amounted to £117m (2002: £130m) although this was partly financed by proceeds of £10m (2002: £29m) principally from the disposal of non-core property assets by Austria Tabak. The UK saw continued investment in its production facilities and merchandising kiosks and gantries. CED continued to invest in vending machines, to meet regulatory requirements impacting in 2007, and in the newly acquired Polish factory. The CIS invested in its production facilities in Russia, Kazakhstan and Ukraine.

It is anticipated that our investment in tangible fixed assets will remain at this level in the short term.

Expenditure of £15m on acquisitions in 2003 included the acquisition of a factory for cigarette manufacture in Poland (£11m, including £3m of debt acquired).

Slightly lower net financing payments of £131m (2002: £135m) reflect our strong cash flow generation in the period combined with lower average interest rates, partly offset by adverse exchange on euro denominated debt. Increased dividend payments of £183m (2002: £169m) were partly offset by dividends received from L-T of £14m (2002: £12m).

Our strong cash flow generation, coupled with the proceeds of a £250m Eurobond issued in February 2003, allowed bank loans amounting to £297m to be repaid during 2003.

Our net debt reduced to £2,452m at the year end (2002: £2,493m). A net cash inflow of £162m was partly offset by the stronger euro, which resulted in exchange revaluations increasing net debt by £121m. Our weighted average level of net debt in 2003 was £2,407m.

2002 v 2001

We continued to be highly cash generative in 2002, with a net cash inflow from operating activities of £519 million (2001: £591 million). This largely reflects the increase in operating profit to £498 million (2001: £426 million), offset by increased levels of working capital investment year on year.

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

Dividends received from associate were £12 million in 2002. In 2001 no dividends were received from our associate. The interest in our associate was acquired as part of Austria Tabak and as a result 2002 was the first year where dividends were available to us.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2003

Returns on investments and servicing of finance were net out flows of £135 million and £89 million in the years ended December 31, 2002 and 2001. Higher net finance payments of £135 million (2001: £89 million) reflect a full year of financing the Austria Tabak acquisition.

Taxation was £101 million and £111 million in the years ended December 31, 2002 and 2001. 2002 saw a reduction in actual taxation paid as a result of reduced UK profits.

Capital expenditure and financial investment were £109 million and £118 million in the years ended December 31, 2002 and 2001. Investment in tangible fixed assets amounted to £130 million (2001: £113 million) although this was partly financed by proceeds of £29 million (2001: £5 million) principally from the disposal of non-core assets by Austria Tabak, including the sale of the Malmö factory site. The UK saw continued investment in its: production facilities; kiosks and gantries; and SAP information systems, which successfully went live in June 2002. Continental Europe continued to invest in ATG, to meet regulatory requirements impacting in 2007, and the CIS saw investment in its production facilities and its distribution infrastructures.

It is anticipated that our investment in tangible fixed assets will remain at this level in the short term.

Total expenditure on acquisitions was £14 million and £1,154 million in the years ended December 31, 2002 and 2001. Net expenditure on acquisitions and disposals in 2002 comprised payments associated with completing the acquisition of Austria Tabak and the acquisition of Gustavus – a small Swedish snus manufacturer. In 2001 total expenditure on acquisitions, less net cash acquired, amounted to £1,154 million as a result of the acquisition of Austria Tabak.

Bank loans amounting to £536m were repaid during 2002 principally from the proceeds of a €900m Eurobond issued in 2002.

The short term working capital increases at the end of the year, which have already been largely reversed, and adverse foreign exchange effects, arising from the impact of a stronger Euro on the Group’s predominantly Euro-based debt, have led to the Group’s net debt increasing to £2,493m at the year end (2001: £2,425m). The strengthening of the Euro, particularly during the last quarter of 2002, resulted in exchange revaluations increasing net debt by £74m. The Group’s weighted average level of net debt in 2002 was £2,310m.

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

We hold or issue financial instruments to finance our operations and to manage the interest rate and foreign exchange risks arising from operations and from our sources of finance. Details of the financial instruments we held at the year end are disclosed in note 19 to the financial statements.

Financing and Liquidity

Historical financing arrangements

Our principal sources of external debt financing are syndicated committed revolving credit facilities from banks and public bond issues. Our syndicated bank facilities usually have an initial term of 5 years. They are available for general corporate purposes and although they have been used to finance corporate acquisitions initially, their main purpose is to finance working capital requirements. We have issued five public bonds since 1998: two sterling bond totalling £550 million and three Euro bonds totalling Euro 2,025 million. These public bond issues have provided us with longer term funding to finance our core debt requirements. The Euro bonds issued in 2001 and 2002, totalling Euro 1,650 million, were the main source of financing of our acquisition of Austria Tabak in 2001; in addition, £148 million was raised through the placing of new ordinary shares.

Current financing arrangements

Our principal sources of financing in 2003 have been bond issues, bank borrowings and retained profits. It is our policy to maintain sufficient committed borrowing facilities, with a mix of long and short term debt, to enable us to meet our business objectives.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2003

At the year end, bond issues amounted to £1,977 million, comprising a £250 million bond maturing in February 2013, a £300 million bond maturing in May 2009, a €375 million bond maturing in August 2008, a €750 million bond maturing in October 2006, a €900 million bond maturing in January 2005 and European medium term notes amounting to £128 million maturing by March 2006. In addition, at the year end, the Group’s committed bank facilities comprised amortising term loans of €268 million with a final repayment date in 2007 and a syndicated revolving facility of £500 million maturing in March 2008.

The weighted average maturity of committed debt at the year end was 3.5 years (2002: 3.5 years). The available headroom under the committed bank facilities at the year end was £501 million.

Our credit ratings are BBB (Stable Outlook) and Baa3 (Stable Outlook) from Standard & Poor’s, a Division of the McGraw-Hill Companies, and Moody's Investors Service Limited respectively. These ratings allow us to access the international capital markets and issue debt to a global investor base which would be restricted in the event of a rating reduction to below investment grade.

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

EBITAE interest cover (a key performance measure for our senior management) – combining both interest and operating components of FRS 17 into a net pension expense within EBITAE – was 4.8 times (2002: 4.4 times), within our target range of between 4.5 and 5.5 times.

Reconciliation of EBITAE interest cover
2003
£’m
Total Operating Profit	505
Amortisation – excluding amortisation of investment in own shares	83
Exceptional Cost of Sales	39

Earnings before interest, tax and amortisation, and exceptional charge (EBITAE)	627

Net interest and other financing charges	(131)

EBITAE / Interest cover	4.8 times

The only financial covenants applying to our facilities relate to the committed revolving bank facilities. These require us to maintain interest cover above 3.5 times based on pre-FRS 17 EBITDAE; net debt below a multiple of pre-FRS 17 EBITDAE of 3.75 times at 31 December 2003, falling to below 3.5 times by 31 December 2004. We continue to comply with all borrowing obligations and financial covenants have been satisfied with an EBITDAE interest cover at 5.5 times and a net debt multiple of 3.4 times at 31 December 2003.

Reconciliation of pre FRS 17 EBITDAE interest cover and net debt multiple
2003
£’m
Total Operating Profit	505
Depreciation	83
Amortisation	86
Exceptional Cost of Sales	39
Net retirement benefits financing income	5

Earnings before interest, tax, depreciation and amortisation (EBITDAE)	718

Net interest and other financing charges	(131)

EBITDAE / Interest cover	5.5 times

Net Debt	2,452

Net Debt / EBITDAE	3.4 times

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2003

The following table summarises certain of our contractual obligations at 31 December 2003 and the effect such obligations are expected to have on our liquidity and cash flow in future periods.

			Payments Due

						Later
Contractual Obligations	2004	2005	2006	2007	2008	Years	Total

Long Term Debt
Sterling (£m)	-	-	100	-	189	550	839
Euros (€m)	156	942	892	146	375	-	2,511
Swedish Krona (SEKm)	125	125	125	125	-	-	500

Operating Leases
Sterling (£m)	2	1	1	1	1	3	9

Unconditional Obligations
Sterling (£m)	10	10	-	-	-	-	10

We believe that we have adequate resources to continue in operational existence for the foreseeable future. Please refer to Note 19 of our financial statements for full details of the maturity profile of our borrowings and information on our material undrawn sources of capital.

Capital commitments

As at 31 December 2003 contracts placed but not provided for in the financial statements were £10million (2002: £21million). These commitments relate mainly to plant and machinery and merchandising units. We expect to meet future capital commitments from our internal cashflows and existing facilities.

Off balance sheet arrangements

We have not engaged in any off balance sheet arrangements that would have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditure or capital resources.

Interest Rate Risk

We are exposed to fluctuations in interest rates on our net debt. In order to manage the impact of adverse variations in interest rates on our profits, the Group borrows at fixed and floating rates of interest and, where necessary, uses interest rate derivatives to maintain a target level of fixed interest rate cover in the current and subsequent two years of between 40% and 80% of the level of core debt. At the year-end, fixed interest rate debt represented approximately 65% of total gross debt. The sales of interest rate swap options and floors have lowered the effective fixed interest rate payable. All interest rate derivative transactions have been accounted for as hedges.

Interest rate management improves the accuracy of our business planning process and helps manage the level at which EBITAE covers net interest expense. We currently target this at levels between 4.5 and 5.5 times.

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

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2003

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

Form 20-F 2003

ITEM 6     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A     Directors and Senior Management

The following is a list of executive and non-executive directors.

John Gildersleeve, aged 59 (2)
Non-executive chairman
Appointed to the board in May 1997, and became non-executive chairman in March 2004. Previously, as commercial and trading director of Tesco PLC, he has extensive international commercial experience. He is a non-executive director of The Carphone Warehouse Group PLC and non-executive deputy chairman of EMI Group plc.

Sir Graham Hearne CBE, aged 66 (1) (2) (3)
Non-executive deputy chairman and senior independent director
Appointed in May 1997. He is a non-executive chairman of Novar plc and Braemar Seascope Group PLC, and a non-executive director of N.M. Rothschild & Sons Ltd. Sir Graham was formerly chairman of Enterprise Oil and has extensive business experience.

Nigel Northridge, aged 48 (4)
Chief executive
Joined Gallaher in 1976 and held a number of senior positions, including that of sales and marketing director, before his appointment as chief executive in 2000. He has extensive experience across all aspects of the Group’s business and has played a key role in the development of general strategy and the Group’s expansion since demerger. He is a non-executive director of Aggreko plc and Paddy Power Plc.

Ronnie Bell, aged 54
Non-executive director
Appointed in 2004, having spent his executive career with Kraft Foods, Inc., where he gained extensive experience in marketing, business development and general and international management roles.

Alison Carnwath, aged 51 (1) (2) (3)
Non-executive director
Appointed in January 2003. She is a chartered accountant with extensive experience in merchant banking and commerce. She is chairman of The Vitec Group Plc, and a non-executive director of Man Group Plc, Friends Provident Plc, ISIS Equity Partners Plc and Dwr Cymru Cyfyngedig.

Richard Delbridge, aged 61 (1) (3)
Non-executive director
Appointed in January 2002, having been finance director of National Westminster Bank plc, and prior to that group finance director of HSBC Holdings plc. He is a chartered accountant and was a member of the Smith Committee, which was responsible for the recommendations that led to audit related changes in the new combined code. He is a non-executive director of Balfour Beatty plc, Cazenove Group plc and Tate & Lyle PLC.

Nigel Dunlop, aged 47 (4)
Group operations director
Appointed a director in January 2003, having held a variety of senior operational positions since joining Gallaher in 1980. He has been closely involved in re-structuring the Group’s manufacturing operations following the acquisitions of Liggett-Ducat in the CIS, and Austria Tabak.

Neil England, aged 49 (4)
Group director, UK and Republic of Ireland
Joined Gallaher in January 2002, having previously held a number of senior positions at Mars, Inc., latterly as vice president of the CIS region. He is a non-executive director of The Eastern European Trust PLC.

Dr Antony Portno CBE, aged 65 (1) (3)
Non-executive director
Appointed in May 1997. Following a long career in Bass, he retired as a director of Bass plc in 1998. He is currently a non-executive director of Wilson Bowden Plc and has extensive business experience.

Mark Rolfe, aged 45 (4)
Finance director
Joined the Company in 1986 and held a number of senior finance positions before being appointed a director in 2000. He is a chartered accountant and was previously with Coopers & Lybrand. He has played a key role in achieving the Group’s expansion since demerger in 1997.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2003

Nigel Simon, aged 48 (4)
Group director, Continental Europe
Joined Gallaher in 1984 and, with a background in marketing, held a number of senior management positions around the Group before being appointed to the board in 1997. He is based in Vienna.

Key (use symbols as appropriate):

(1)	Audit committee

(2)	Nomination committee

(3)	Remuneration committee

(4)	Management committee

B	Compensation

Introduction

The following information from the remuneration committee (the “committee”) sets out our remuneration policy, and details the remuneration of our directors for the year ended 31 December 2003. It has been prepared in accordance with the directors’ remuneration report regulations 2002 (the “regulations”) and to meet the relevant requirements of the listing rules of the UK Listing Authority. The report also describes how the principles of good governance relating to directors’ remuneration contained in the combined code have been applied. The report has been approved without amendment by the board for submission to shareholders. It should be read in conjunction with our corporate governance statement.

The regulations require the auditors to report to our shareholders on the ‘audited information’ within the report and to state whether in their opinion, those parts of the report have been prepared in accordance with the Companies Act 1985 (as amended by the regulations). Those aspects of the report that have been subject to audit have been clearly marked.

The committee

The committee is chaired by Sir Graham Hearne and during 2003 comprised four other independent non-executive directors, Alison Carnwath, Richard Delbridge, John Gildersleeve and Tony Portno. No member of the committee has any personal financial interest, other than as shareholders, in the matters to be described. As part of succession planning, Richard Delbridge was appointed to the committee in October 2003 and John Gildersleeve stood down from the committee when he assumed the role of chairman of the Group in March 2004. During the year the committee met four times. There was full attendance at all meetings, with one exception due to a commitment Alison Carnwath had prior to her appointment to the committee.

Terms of reference

The board is ultimately responsible for the framework and cost of executive remuneration. The committee has responsibility, delegated by the board, for determining the remuneration for executive directors, including pension provision and any severance payments. It is also responsible for monitoring the level and structure of remuneration for our heads of business units below board level. The committee’s approach is to be fully consistent with our overall philosophy that all employees should be competitively rewarded to attract and retain their valued skills in the business, and to support our corporate strategy, by directly aligning executive and senior management’s remuneration with our strategic business goals. The committee also oversees our employee share schemes. Following the publication of the new combined code on corporate governance (the “new code”) its terms of reference have been revised and approved by the board and are published on our website. These provide clear guidance, establish formally the constitution of the committee, and set out the framework within which the committee operates.

Attendees

Our chairman, and chief executive, attend meetings by invitation to address questions raised by the committee, together with our company secretary and general counsel, who acts as secretary to the committee. However, they are specifically excluded from any discussions concerning details of their own remuneration.

Assistance

The committee retains Towers Perrin to provide independent remuneration advice on an ongoing basis and sets the remuneration package principally, but not solely, based upon the advice that it receives. Representatives from Towers Perrin attend committee meetings when required and were present at one of the four meetings in 2003. Towers Perrin also provided a limited amount of advice to us relating to general compensation and benefits matters. Our company secretary and general counsel also provides internal support and advice.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2003

Remuneration policy statement

In an increasingly competitive environment and with an enlarged international spread of operations, it is of paramount importance that we should be able to attract, retain and motivate people of the highest quality throughout the Company. We believe that the level of remuneration and other benefits must be set appropriately to achieve this in each commercial and operational division. The Committee’s approach is to maintain a remuneration policy which is consistent with our objectives and which is kept under review in light of emerging best practice and market conditions. Accordingly, the policy aims to attract, retain and motivate high calibre senior executives, align executive rewards with shareholder value creation, motivate executives to achieve appropriate performance levels and take into account both individual and company performance.

We also seek to align the interests of shareholders and employees at all levels by giving employees opportunities and encouragement to build up shareholdings in Gallaher Group Plc. Employees are encouraged to build up shareholdings in the Group through participation in our savings related share option scheme (the “SRSOS”). This is open to all UK employees and during 2003 eligibility was extended to employees in a further seven European countries (see the corporate governance statement for details). It is intended to extend participation to employees within the CIS during 2004, assuming local regulatory obstacles can be overcome. UK employees can also participate in an Inland Revenue approved share incentive plan (the “SIP”). A significant number of employees eligible to participate in these schemes take advantage of the opportunity to do so.

Policy on executive remuneration

As defined in the remuneration policy statement, the remuneration package for executive directors and heads of business units below board level is intended to attract and retain high quality executives, instil loyalty and motivate them to achieve a high level of corporate performance in line with the best interests of shareholders, while not being excessive. It is also intended to be in line with our overall policy on pay and benefits and, as we extend our business internationally, to take into account market practices outside the UK where the scope of a particular executive’s role warrants this approach. It is the present intention of the Committee that, for 2004 and subsequent years, our policy on the remuneration of senior executives will remain within the above guidelines, but this will be kept under review. In determining policy and giving effect to it the Committee reviews the remuneration practices of a comparator group consisting of 14 other FTSE 100 companies with a focus upon international brand management. The make up of that group is reviewed annually by the committee in conjunction with Towers Perrin to ensure that our practice remains aligned with an appropriate comparator group. In doing so the committee is mindful of the need to guard against data provided on comparator groups inappropriately ratcheting up remuneration levels, with no corresponding improvement in performance.

Summary of executive benefits

In essence, the remuneration package for executive directors and heads of business units below board level consists of basic salary, annual bonus, long-term incentive plans and pension and other benefits. The basic salary, pension, medical and life assurance elements of the executive remuneration package are fixed. By contrast, annual cash bonuses and awards under the long-term incentive plans are related to our performance and of the directors and the heads of the business units. It is our policy to ensure that a significant portion of the total potential reward is earned via the performance based schemes. At least half of the total value of the remuneration package for directors is targeted to be performance related.

Base salary

Base salary is reviewed annually and determined by reference to individual responsibilities, performance and external market data. Accordingly, it is targeted within a range around the market median for the FTSE 100 comparator group (see above). Salary levels also reflect the experience, responsibility, effectiveness and market value of the executives. For directors, in addition to reviewing the comparator group market data provided by Towers Perrin, the committee also takes into account the levels of awards to our UK employees, managers and our heads of business units below board level. It also looks at our overall performance and the impact on any associated benefits, e.g., pension, potential long-term incentive plan awards and annual bonuses. Basic salary is the only element of the package used to determine pensionable earnings.

Annual cash bonus

Historically, payments under the annual cash bonus arrangements for executive directors and heads of business units were solely dependent on the achievement of profit before tax (“PBT”) targets set at the beginning of each financial year by the committee. In 2003 the requirements were varied. While the committee retains an absolute discretion as to what level of bonus, if any, to award, up to 75% of the bonus target is now PBT based. The remaining 25% is dependent upon the committee’s view of performance related factors such as productivity, management of capital expenditure and other

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2003

financial matters, business and management development, based on a ‘balanced scorecard’ approach. Failure to achieve the performance criteria of the committee can result in no bonus being awarded.

In respect of 2003 and onwards the maximum possible bonus for all executive directors is 65% of basic salary (although for the chief executive a further 5% additional incentive award is available, related to the ‘balanced scorecard’ element). The actual bonus awarded in 2003 to directors amounted to 46% of basic salary, with the chief executive receiving 51%. Heads of business units below board level admitted to the annual bonus scheme have the same PBT and scorecard targets, but a lower maximum payout. PBT targets are not published in advance as they are price sensitive.

Other benefits

All executive directors are provided with a company mobile phone, a company car (or an allowance in lieu), personal accident insurance and medical insurance. The taxable value of the benefits are included in the directors’ emoluments table. Nigel Simon’s benefits also include costs relating to his Continental European duties in Vienna.

External appointments

The board supports executive directors taking up non-executive directorships as part of their continued development that will ultimately benefit us. As a matter of policy, such appointments are normally limited to two in number, only one of which can be in another FTSE 100 company and under no circumstances can an executive director serve as chairman of such a company. Currently, Nigel Northridge is a non-executive director of Aggreko plc and Paddy Power Plc and respectively received fees in 2003 of £27,500 and €17,777. Neil England is a non-executive director of The Eastern European Trust PLC for which he received fees of US$16,000 in 2003 and Mindweavers Limited from which he received no fee. The Committee has determined that these directors may retain their earnings from these directorships.

Executive directors’ service contracts

The service contracts of all executive directors are with Gallaher Limited. Our policy is that all executive directors have a one year notice provision in their contracts, such notice period not extending beyond their normal retirement age of 60 years. There is currently an exception to this position, in the event that a director is made redundant or dismissed during a two year period following a change of control. The rationale for this is explained in the corporate governance statement together with the agreement reached with the executive directors to give up this provision with effect from 1 January 2006 without compensation. Nigel Simon also has a service contract with Austria Tabak (part of the Continental European division) in respect of his services to that company. However, he retains his Gallaher Limited contract, the terms of which have been adjusted so that his remuneration, albeit divided between the two contracts, is settled in aggregate by the committee. The notice provision in that contract also takes precedence over the provisions of his contract with Austria Tabak.

Severance

There is no predetermined level of compensation on termination under the directors’ service contracts. We are unequivocally against rewards for failure and generally believe that severance arrangements should be restricted to salary, earned bonus, and other basic entitlements such as accrued pension. The committee is also fully aware of the need to ensure that an appropriate settlement is reached, should a director’s employment be terminated with or without notice and in such circumstances would take account of the circumstances and opportunities to mitigate loss, when approving severance payments. So far as entitlements under the long-term incentive plans are concerned, in normal circumstances they vest at the end of the relevant performance period but on a pro-rata basis to the date of termination. The severance arrangements will be re-considered, once the outcome of the Department of Trade and Industry’s consultative process is known.

Non-executive directors

The non-executive directors have letters of appointment specifying three year fixed terms of office, with three month notice periods. They are not eligible for company pension scheme membership, nor do they participate in any of our bonus or long-term incentive plans (with the exception of Peter Wilson, who historically participated in incentive plans while in the executive employ of the Company, but who has no further awards to vest and who is a member of the management private health and pension schemes). In addition to the requirements relating to re-election by shareholders contained in their letters of appointment and the new code, non-executive directors must, in any event, retire at the first annual general meeting after reaching 70 years of age.

In accordance with the provisions of the new code, the board determines the fees paid to the non-executive directors. In determining the fee levels, account is taken of the time commitment and size of the roles that the non-executive directors perform, market norms and comparisons with companies of equivalent size based on information provided by Towers Perrin. Details of the fees paid to the chairman and other non–executive directors during 2003 are set out below. Fees are currently reviewed bi-annually.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2003

Periods of service

Details of the contracts of service or letters of appointment of each person who has served as a director of the Company at any time during the 2003 financial year are set out below:

	Date of appointment to board	Date of current contract/letter of appointment	Period to retirement/term of appointment at 31 Dec 2003	Notice period under contract/appointment letter

Executive directors
Nigel Northridge	15 Apr 1997	1 Nov 2002	12 years 1 month	12 months
Nigel Dunlop	1 Jan 2003	20 Dec 2002	12 years 10 months	12 months
Neil England	1 Jan 2002	1 Nov 2002	10 years 5 months	12 months
Mark Rolfe	1 July 2000	1 Nov 2002	14 years 11 months	12 months
Nigel Simon	13 May 1997	25 Feb 2003	12 years	12 months

Non-executive directors
Peter Wilson *	13 May 1997	1 Jul 2001	6 months	3 months
Sir Graham Hearne	13 May 1997	13 May 2003	2 years 7½ months	3 months
Alison Carnwath	1 Jan 2003	12 Dec 2002	2 years	3 months
Richard Delbridge	24 Jan 2002	24 Jan 2002	1 year 3 weeks	3 months
John Gildersleeve **	13 May 1997	9 March 2004	2 years 11½ months	3 months
Tony Portno	13 May 1997	13 May 2003	2 years 7½ months	3 months

*Peter Wilson retired on 8 March 2004.
*With effect from 9 March 2004, John Gildersleeve has a new letter of appointment in respect of his role as non-executive chairman. This new letter of appointment has a three year term, and a three month notice period.

Directors’ interests in shares

The register kept by us pursuant to section 325 of the Companies Act 1985 shows that the directors in office at 31 December 2003, and their families, had the following interests in ordinary shares of the Company. No such interests were held in any other Group company.

Directors’ interests in shares (beneficial and family interests)
(audited)

	At 19 March 2004	At 31 Dec 2003	At 31 Dec 2002

Executive directors
Nigel Northridge	208,436	161,489	81,057
Nigel Dunlop	38,293	26,021	14,554
Neil England	23,437	23,397	3,142
Mark Rolfe	78,503	46,590	29,024
Nigel Simon	145,992	110,137	62,307

Non-executive directors
Peter Wilson (a)	N/A	299,709	299,709
Sir Graham Hearne	5,552	5,552	5,092
Alison Carnwath	-	-	-
Richard Delbridge	10,000	10,000	10,000
John Gildersleeve	26,578	26,578	26,573
Tony Portno	5,000	5,000	5,000

Total	541,791	714,473	536,458

(a) Peter Wilson retired on 8 March 2004.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2003

Directors hold no options over shares in the Company, other than those under the SRSOS, details of which are set out below.

Executive share retention

To ensure the interests of management remain aligned with those of shareholders executive directors and heads of business units are encouraged to build up substantial shareholdings in the Group over time through cash purchases and/or participation in the long-term incentive plans (“LTIPs”).

Directors’ emoluments

The total salaries, fees and benefits paid to or receivable by each person who served as a director of the Company at any time during the year appear below. These include all payments for services as a director of the Company, its subsidiaries or otherwise in connection with the management of our business and any other directorship he/she holds because of our nomination.

Directors’ emoluments and by individual director for the year ended 31 December 2003 (audited)

	2003	2002
	£’000	£’000

Executive directors
Total salary	1,890	2,075
Benefits – value of any other non-cash benefits	161	156
Bonus	900	1,023
LTIP annual vesting (a)	1,544	1,560

	4,495	4,814

Non-executive directors

Fees	449	404
Benefits	1	3

	450	407

Total remuneration	4,945	5,221	(b)

(a) Value of LTIP shares vesting in the year, based on the closing share price on the day of vesting.
(b) Includes directors who retired during 2002.

							Sub-total of
					Value of any		salary, fees,
					other non-		bonus and value		Total	Total
	Total				cash benefits		of non-cash	Incentive	remuneration	remuneration
	salary		Fees	Bonus	(a)		benefits	plans (b)	for 2003	for 2002
	£000		£000	£000	£000		£000	£000	£000	£000

Executive
directors
Nigel Northridge	600		-	306	13		919	790	1,709	986
Nigel Dunlop	250		-	115	17		382	111	493	-
Neil England	325		-	150	53	(c)	528	-	528	438
Mark Rolfe	370		-	170	15		555	171	726	571
Nigel Simon	345	(d)	-	159	63		567	472	1,039	700
Non-executive
directors
Peter Wilson (e)	-		215	-	1		216	-	216	786
Sir Graham Hearne	-		73	-	-		73	-	73	66
Alison Carnwath	-		38	-	-		38	-	38	-
Richard Delbridge	-		47	-	-		47	-	47	33
John Gildersleeve	-		38	-	-		38	-	38	32
Tony Portno	-		38	-	-		38	-	38	32

Total	1,890		449	900	162		3,401	1,544	4,945	3,644

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2003

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

(b) The value of the incentive plan awards reflects the performance of the Company’s shares over the last three years, during which the share price moved from £2.725/£2.7717 to £5.915 at the date of vesting.

(c) Included in Neil England’s non-cash benefits are contributions accrued to his funded unapproved retirement benefits scheme (“FURB”) resulting from the restrictions imposed by the Inland Revenue earnings cap.

(d) Nigel Simon has elected to waive part of his basic pay in 2003 and part of his bonus entitlements, if any, for 2004 and 2005. The decision relates to restrictions on pension AVCs caused by his employment in Vienna and is in exchange for improved pension terms.

(e) Peter Wilson’s non-cash benefits figure related to private medical cover. His 2002 earnings reflected the value of the final share awards under the LTIPs in respect of his previous executive employment with the Company.

LTIPs

The LTIPs comprise a deferred bonus plan (“DBP”) and a performance share plan (“PSP”). The two plans are designed to align the interests of the participants with those of the shareholders over the long term through the allocation of ordinary shares in the Group, contingent upon our performance. The incentive plan targets are applied uniformly to all executive directors, the company secretary and heads of business units reporting to them. The aim is to encourage a team approach and a focus on the long-term well being of the Group as a whole. These arrangements have received shareholder approval.

Incentive measures

Rewards under the two LTIPs from 2002 onwards relate to achievement of real growth in adjusted earnings per share (“EPS”) targets set by the committee (see below for details of the performance share plan schemes in place prior to 2002). However, participation in the DBP is voluntary and is dependent upon the availability of an annual bonus that, in turn, is contingent upon performance factors. Growth in EPS is considered the appropriate measure by which to assess the performance of executives in the tobacco sector. Unlike total shareholder return (“TSR”), i.e., dividend flow and capital growth in a share’s value over performance periods, EPS is not subject to factors outside management’s control which impact upon the performance of the tobacco sector as a whole. The committee considers that the measure of growth should be annual earnings over three year cycles. The committee uses adjusted EPS as the appropriate measure of performance. This is independently verifiable from the annual report and financial statements.

Performance conditions relating to LTIP awards:

Plan period	Calculation of award		Performance target range	Maximum award based on:

	PSP	DBP		PSP	DBP
				basic salary	annual bonus

2001-2003	50% EPS + 50% TSR	100% EPS	2% to 10%*	75%	33.3%
2002-2004	100% EPS	100% EPS	2% to 10%*	100%	33.3%
2003-2005	100% EPS	100% EPS	2% to 10%*	100%	100%
2004-2006	100% EPS	100% EPS	2% to 10%*	100%	100%

*	The EPS element was initially 3-8% but was revised to 2-10% consistent with using ‘adjusted’ EPS as opposed to ‘basic’ EPS.

Deferred bonus plan

The purpose of the DBP is to encourage those senior executives invited to participate to invest in us and increase commitment to our growth and future performance. At the May 2002 annual general meeting our shareholders agreed, for awards made from 2003 onwards, if, upon invitation, a participant voluntarily pledges shares up to a maximum value equal to 100% of his/her annual bonus (which shares must be held by the employee throughout the performance period) and we achieve predetermined targets for real growth in adjusted EPS over a three year period (set by the committee), we will

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2003

award, at no cost to the participant (other than taxation and national insurance charges), additional shares. The minimum number that the participant will receive, having held shares for the full three year cycle, will be one half of the number originally pledged. If the performance targets are met in full the participant will receive the maximum number of additional shares, i.e., one and a half times the number originally pledged. Awards between the minimum and maximum are calculated on a linear basis and depend upon the extent to which we achieve our targets. Details of the shares awarded to directors under the DBP are set out below.

Real growth in adjusted EPS over the 2001-2003 performance period was 9.75% per annum against a target range of between 2% and 10%, and thus 146.9% of the original conditional award was payable. The gain attributable to each director will be disclosed in the 2004 remuneration report.

Performance share plan

The PSP is designed to reward executives for delivering growth in shareholder value through an annual award of shares. In the case of executive directors, such awards have a maximum value of 100% of salary at the discretion of the committee.

For the cycle ending 2003 performance continued to be measured by reference to TSR and real growth in adjusted EPS. Our TSR is ranked independently by Towers Perrin against the relative TSR of each of those companies included in the FTSE 100 share index at the beginning of the performance period and still within the index at the end of the period. An upper quartile ranking produces vesting of half of the total award, a median ranking, 10%. The proportion vesting for each ranking between these two levels is calculated on a linear basis. No award can be earned at or below the 49th percentile. The extent to which the remaining half of the shares vesting is determined by the real growth in adjusted EPS over the measurement period compared with the target range set by the committee. Achievement at or above the top of the range produces vesting of half of the total award. Achievement of the bottom of the range results in 10% of the total award. The proportion vesting for achievement between the top and bottom of this range is again calculated on a linear basis. No award will be made if performance is below the bottom of the range.

Real growth in adjusted EPS over the 2001-2003 performance period was 9.75% per annum and therefore contributed 48.8% to the total award. In the 2001-2003 performance period our TSR was in the upper quartile of the FTSE 100 group i.e., at the 94th percentile as measured against the FTSE 100 and accordingly TSR contributed 50% to the total award. Therefore, an aggregate of 98.8% of the 2001-2003 original conditional awards will vest. The gain attributable to each director will be disclosed as remuneration in 2004. Details of awards to directors under the PSP are detailed in the table below.

Targets set for performance periods

The committee has discretion to set targets for real growth in adjusted EPS for each performance period. The targets set for real growth in adjusted EPS for the DBP and PSP for each of the performance periods 2002-2004, 2003-2005 and 2004-2006 are aggregate EPS over the three-year period equal to an annual compound growth rate above inflation (using the retail price index) of 2% per annum for the minimum threshold, and 10% per annum to achieve the maximum applicable award (audited information). A minimum of 2% real annual compound growth in EPS is considered an appropriate target when considering the maturity of the sector within which we operate, the consolidation that has taken place in recent years and the nature of the challenges faced by tobacco companies.

Deferred bonus plan - conditional share awards
(audited)

	Performance period	Maximum potential share awards outstanding at 1 Jan 2003	Awards vesting during 2003 (vesting share price £5.915 on 10 Mar 2003; share price at award on 27 Mar 2000, £2.725)	Lapsed during the 2003 year (see note below)	Maximum potential share awards granted during the 2003 year @£5.8617 on 26 Mar 2003	Maximum potential share awards outstanding at 31 Dec 2003

Nigel	2000 - 2002	25,423	(24,661)	(762)	-	-
Northridge
	2001 - 2003	14,959	-	-	-	14,959
	2002 - 2004	9,189	-	-	-	9,189
	2003 - 2005	-	-	-	57,178	57,178

	Total	49,571	(24,661)	(762)	57,178	81,326

* Varied from 75% to 100% of salary by virtue of resolution 9 passed at the Group’s 2002 annual general meeting.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2003

Nigel	2001 - 2003	3,537	-	-	-	3,537
Dunlop
	2002 - 2004	2,329	-	-	-	2,329
	2003 - 2005	-	-	-	12,729	12,729

	Total	5,866	-	-	12,729	18,595

Neil	2003 - 2005	-	-	-	29,951	29,951
England

	Total	-	-	-	29,951	29,951

Mark	2000 - 2002	5,979	(5,800)	(179)	-	-
Rolfe
	2001 - 2003	6,330	-	-	-	6,330
	2002 - 2004	5,992	-	-	-	5,992
	2003 - 2005	-	-	-	37,030	37,030

	Total	18,301	(5,800)	(179)	37,030	49,352

Nigel	2001 - 2003	10,945	-	-	-	10,945
Simon
	2002 - 2004	6,273	-	-	-	6,273
	2003 - 2005	-	-	-	35,614	35,614

	Total	17,218	-	-	35,614	52,832

Note:       Lapses refer to those awards that did not vest under the 2000-2002 DBP.

Awards were made in 2003 to the participating heads of business units and the executive directors under the DBP. The vesting of these awards is conditional upon the achievement of targets set by the Committee over the three financial years 2003-2005. These targets are set out above.

Performance share plan - conditional share awards
(audited)

	Performance period	Maximum potential share awards outstanding at 1 Jan 2003	Awards vesting during 2003 (vesting share price £5.915 on 10 Mar 2003; share price at award on 8 Mar 2000, £2.7717)	Lapsed during the 2003 year (see note below)	Maximum potential share awards granted during the 2003 year @ £5.8267 on 13 Mar 2003	Maximum potential share awards outstanding at 31 Dec 2003

Nigel	2000 - 2002	110,944	(108,947)	(1,997)	-	-
Northridge
	2001 - 2003	74,220	-	-	-	74,220
	2002 - 2004	104,321	-	-	-	104,321
	2003 - 2005	-	-	-	102,975	102,975

	Total	289,485	(108,947)	(1,997)	102,975	281,516

Nigel	2000 - 2002	19,032	(18,689)	(343)	-	-
Dunlop
	2001 - 2003	11,887	-	-	-	11,887
	2002 - 2004	18,527	-	-	-	18,527
	2003 - 2005	-	-	-	42,907	42,907

	Total	49,446	(18,689)	(343)	42,907	73,321

Neil	2002 - 2004	54,645	-	-	-	54,645
England
	2003 - 2005	-	-	-	55,778	55,778

	Total	54,645	-	-	55,778	110,423

Mark	2000 - 2002	23,452	(23,030)	(422)	-	-
Rolfe
	2001 - 2003	48,404	-	-	-	48,404
	2002 - 2004	67,561	-	-	-	67,561
	2003 - 2005	-	-	-	63,501	63,501

	Total	139,417	(23,030)	(422)	63,501	179,466

Nigel	2000 - 2002	81,179	(79,718)	(1,461)	-	-
Simon
	2001 - 2003	50,663	-	-	-	50,663
	2002 - 2004	64,977	-	-	-	64,977
	2003 - 2005	-	-	-	59,211	59,211

	Total	196,819	(79,718)	(1,461)	59,211	174,851

Note:       Lapses refer to those awards that did not vest under the 2000-2002 PSP.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2003

Awards were made in 2003 to the participating heads of business units and the executive directors under the PSP. The vesting of these awards is conditional upon the achievement of targets set by the committee over the three financial years 2003-2005. These targets are set out above.

Savings related share option scheme

The executive directors may participate along with all eligible employees in the SRSOS. The SRSOS was established in 1997. Participants, who enter into a savings contract to a maximum level of £250 per month, are granted options to subscribe for shares in the Group. The board may determine that an option is to be granted at a discount. The maximum discount is 20% of the then prevailing share price. The options held by directors under the SRSOS are included in the disclosure of directors’ interests in shares.

Share options
(audited)
				Options under SRSOS (10p shares)

										Number
										of
							Number of			shares at
		Date of	Earliest	Expiry	Option		shares at	Lapsed	Granted	31 Dec
		grant	exercise date	date	price		1 Jan 2003	in year	in year	2003

Executive directors
Nigel	}	15/7/1997	1/9/2004	28/2/2005	234	p	8,333	-	-	8,333
Northridge (a)	}	4/10/2002	cancelled		559	p	2,938	(2,938)	-	-
	}	6/10/2003	1/12/2008	31/5/2009	443	p	-	-	3,577	3,577

Nigel Dunlop (b)	}	10/10/2000	1/12/2003	31/5/2004	297	p	3,261	-	-	3,261
	}	6/10/2003	1/12/2008	31/5/2009	443	p	-	-	3,577	3,577

Neil England (a)	}	4/10/2002	cancelled		559	p	1,690	(1,690)	-	-
	}	6/10/2003	1/12/2006	31/5/2007	443	p	-	-	2,082	2,082

	}	15/07/1997	1/9/2004	28/2/2005	234	p	8,333	-	-	8,333
Mark Rolfe (a)	}	4/10/2002	cancelled		559	p	3,175	(3,175)	-	-
	}	6/10/2003	1/12/2010	31/5/2011	443	p	-	-	3,786	3,786

Nigel Simon		-	-	-	-		-	-	-	-

Total							27,730	(7,803)	13,022	32,949

(a)	These directors, along with a number of employees, exercised their right under the scheme rules to cancel one plan and enter a new one.
(b)	Nigel Dunlop exercised his option to acquire 3,261 shares at a price of £2.97 per share on 27 February 2004.

The share price at 31 December 2003 was 600p and the recorded highest and lowest prices in the year were 638p and 540.5p respectively.

Share incentive plan

Following approval at the 2001 annual general meeting, a SIP (formerly called an AESOP) was launched in February 2002. UK employees have the opportunity to invest up to £125 per month in the Group’s shares out of their pre-tax income. These shares are then held in trust and each separate purchase of shares will become free of income tax and national insurance if held for five years. Employees can participate in the SIP, in addition to the SRSOS. The shares held by directors under the SIP are included in the disclosure of directors’ interests in shares.

Pensions

Details of the executive directors’ pensions are shown in the table and notes below. These amounts exclude any benefits attributable to additional voluntary contributions (“AVCs”). The transfer values shown below represent an obligation of the Group, not a sum paid or due to the individual and cannot meaningfully be added to annual remuneration. Under their service agreements, the executive directors are members of our management pension scheme. This is an Inland Revenue approved, defined benefit occupational pension scheme based on final salary (excluding annual bonus payments and awards under the long-term incentive plans). The fund allows members to achieve a maximum pension of up to two-thirds of their salary at the normal retirement age. In common with all members, executive directors do not make contributions to the scheme, other than AVCs. Pension commutation to enable participants to receive a lump sum on retirement is

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2003

permitted within Inland Revenue limits. In addition, the scheme provides life cover of four times basic salary (again subject to Inland Revenue limits). In the event of death, a 50% spouse’s pension is payable. Dependent children also receive allowances of up to a maximum of 50% of the member’s pension for two or more children.

Where an executive director is subject to the Inland Revenue earnings cap then 1/60th accrual per year of service is provided through the pension scheme with additional benefits being provided through a FURB where appropriate (see note below). Life assurance in excess of that provided by the pension scheme, up to four times basic salary is separately insured.

Directors’ pensions

(audited)

Note:					(1)		(2)	(3)

	Gross	Increase in	Total	Transfer	Transfer	Transfer	Total	Money
	increase in	accrued	accrued	value of	value of	value of	change in	purchase
	accrued	pension	pension at	net	accrued	accrued	transfer	schemes
	pension	net of	31 Dec	increase in	pension at	pension at	value	£000
	£000 (pa)	inflation	2003	accrual	31 Dec	31 Dec	during
		£000	£000 (pa)	over	2003	2002	period
				period	£000	£000	£000
				£000

Nigel	44	40	278	449	3,146	2,396	750	-
Northridge

Nigel	61	61	108	653	1,165	455	710	-
Dunlop

Neil	2	2	3	20	40	18	22	79
England

Mark	19	17	147	166	1,459	1,145	314	-
Rolfe

Nigel	15	13	152	143	1,735	1,413	322	-
Simon

Notes:

(1)	Transfer values have been calculated in accordance with version 8.1 of guidance note GN11 issued by the actuarial profession.

(2)	The change in the transfer value includes the effect of fluctuations in the transfer value due to factors beyond the control of the Company and directors, such as stock market movements.

(3)	Contributions due to Neil England’s FURB resulting from the restrictions imposed by the Inland Revenue earnings cap.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2003

C     Board Practices

Differences between UK & US corporate governance

As well as being subject to UK legislation and regulation, Gallaher, as a company listed on the NYSE, is subject to the listing requirements of the NYSE and the rules of the SEC. Compliance with the provisions of the Sarbanes Oxley Act as it applies to foreign issuers, is continually monitored. While the directors believe that our corporate governance policies are robust, changes have and will continue to be made to ensure compliance with the rules that are in place at any point in time. We follow UK corporate governance practice which does not differ significantly from the NYSE corporate governance standards for foreign issuers. We believe that we would be substantially in compliance with NYSE corporate governance standards if they applied to our company.

Introduction

The following information sets out how we complied during 2003 with the principles contained in the combined code on corporate governance issued in 1998 by the Hampel Committee and annexed to the listing rules by the UK Listing Authority (the “code”). During 2003 a detailed review was undertaken by our company secretary, at the instigation of the board, to ensure, as far as practicable, our compliance with the new combined code published by the Financial Reporting Council in July 2003 (the “new code”). This report also outlines the approach adopted to the principles contained in the new code, and provides an explanation of any current partial departure from the provisions of the code or the new code. Further information on the ways in which the principles of the code and new code are applied by us is given in the remuneration report.

The board

The board comprises five executive directors and six non-executive directors (including the non-executive chairman). All directors are subject to election by shareholders at the first annual general meeting following appointment and thereafter to re-election at least every three years. Each executive director has a service contract with a one-year notice period. The non-executive directors have three-year terms of appointment, with three-month notice periods. All the non-executive directors are considered to be independent, with the exception of the chairman who, prior to January 2000, performed the combined role of chairman and chief executive. The chairman retired in March 2004 and was succeeded by John Gildersleeve. During 2003 all non-executive directors confirmed to the board that they have sufficient time available to fulfil their obligations as our directors and, should any individual’s position change, the board will be informed. In accordance with the provisions of the new code, the board has resolved to minute any unresolved concern that a director may have regarding a matter and any departing non-executive director will set out any such concerns in a written statement to the chairman, for circulation to the board.

Frequency of meetings

The board meets at least six times a year, with additional meetings as required. One of those board meetings each year is held at the site of an operational business unit. The board met eight times in 2003 (including a two day strategic planning workshop). With the exception of Alison Carnwath, who was absent for one meeting due to a commitment made prior to her appointment to the board, all of the directors attended the scheduled meetings.

Effective leadership

The wide range of experience and expertise of the non-executive directors, combined with the skill sets of the executive directors, provides a wealth of tobacco sector and general business experience, strong personal skills and independence of thought and perspective. In 2003, a process was introduced to ensure that the balance of skills, knowledge and experience on the board is reviewed at least annually. In essence, using the output from the board effectiveness review, and individual appraisals undertaken by the chairman, the nomination committee, in conjunction with the chairman, consider these matters and make recommendations, if appropriate, to the board.

Approach

We are committed to integrity, high ethical values and professionalism in the way in which it conducts its activities. An essential part of our commitment to behaving responsibly is reflected in the board’s support for high standards of corporate governance and the use of appropriate controls to safeguard the interests of shareholders and guard against improper use of powers by the board or an individual director. Accordingly, the board conducts itself in such a way as to give an appropriate lead to the whole organisation.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2003

Application

The overriding responsibility of the board is to provide entrepreneurial and responsible leadership to us within a framework of prudent and effective controls, which allow the key issues and risks surrounding the business to be assessed and managed. The board determines the overall strategic direction for us, reviews management performance and ensures that the necessary financial and human resources are in place to enable us to meet our objectives. The board is comfortable that the necessary controls and resources exist within us to enable these responsibilities to be met.

Focus

The board ensures that our principal goal is to create shareholder value, while having regard to other stakeholder interests. The board also seeks to engender a culture whereby business ethics, integrity and fairness are the values that all our employees endorse and give effect to through their actions. These principles, and the need to have regard to stakeholder interests, are embedded in our culture. The principles are also encapsulated in formal policies, summaries of which are published on our website (www.gallaher-group.com) together with our ‘behaving responsibly’ statement, which sets out our position on key issues surrounding tobacco products. The steps taken to create shareholder value are communicated through our dedicated investor relations department, its section of the website, our intranet, formal and informal employee briefings and newsletters. It is also reinforced through employee participation in share ownership plans.

Responsibilities

There is a clear division of responsibilities between the roles of the chairman and the chief executive, which is set out in writing and which has been approved by the board. There is also a documented schedule of matters reserved to the board. Such matters include decisions on strategic and policy issues, the approval of published financial statements and major acquisitions and disposals, authority levels for expenditure, treasury and risk management policies and succession plans for senior executives at and below board level. The board receive regular briefings upon the key issues and risks affecting our business. Reports on our operations, human resources, along with governance and regulatory matters affecting us, are provided to the board on a regular and timely basis. Briefings on market sector activity, together with the views of shareholders and analysts on us, are also provided to the board. Strategic and policy issues are reviewed annually at a combined board and senior executive two day strategic planning workshop.

Appointments to the board and its committees are also reserved for the board, based upon the recommendations of the nomination committee. The appointment and removal of the secretary is a matter reserved to the board as a whole.

Performance evaluation

During 2003, the board, and each of the audit, nomination and remuneration committees undertook performance evaluations. Using the Higgs ‘Suggestions for Good Practice’ as guidance, the individual directors and/or committee members initially completed separate questionnaires. The results were compiled and analysed by the secretary, who prepared reports to the board and each of the committees. The areas covered included the role of the executive and non-executive directors and the board/board committees, preparation for and the performance at meetings, the effectiveness of the board/board committees, leadership and culture and corporate governance. The results were then considered by the board and each of these committees in meetings as specific items of business. The board and board committees are comfortable that they are operating effectively. These exercises will be repeated annually.

The chairman also convened a formal meeting of the non-executive directors to assess the performance of the board in the absence of the executive directors. Amongst other matters, when undertaking this exercise, the chairman had regard to the principles in the new code relating to evaluation of the collective and individual performance of board members. Separately, during 2003 the chairman undertook individual appraisals of each director, again using the Higgs ‘Suggestions for Good Practice’ to assist him with this exercise.

The deputy chairman of the Company and senior independent director, Sir Graham Hearne, also met with the non-executive directors, in the absence of the chairman, to assess the chairman’s effectiveness. There were no material changes to his commitments in 2003.

Information and professional development

Under the stewardship of the chairman, the company secretary and general counsel, Tom Keevil, aims to ensure that board and board committee papers containing accurate, timely and clear information are circulated at least seven days before meetings and periodic updates are circulated as and when required.

All non-executive directors undergo induction programmes upon appointment and have full access to management and to the internal and external auditors. Possibilities for major shareholders to meet current directors and any future appointees to the board already exist. Training and briefings are available to all directors on appointment and subsequently, as appropriate, taking into account existing experience, qualifications and skill sets. Directors are encouraged to keep fully abreast of our business through meetings with and presentations from senior management below board level and through site visits to operating divisions.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2003

External appointments

The board supports executive directors taking up non-executive directorships as part of their continued development, which will ultimately benefit us. As a matter of policy, such appointments are normally limited to two in number, but only one of which may be with another FTSE 100 company. Under no circumstances will an executive director be allowed to become the chairman of a FTSE 100 company. The nomination committee will assess and make recommendations to the board as to whether any proposed appointment would mean that the executive is unable to devote sufficient time to his duties to the Group.

Access to advice/insurance

All directors individually, and each of the board committees, have access to the advice and services of the company secretariat and the secretary. There are also procedures in place enabling any individual director in the furtherance of his or her duties to seek independent professional advice at our expense. We maintain appropriate insurance cover for the directors.

Candidates for re-election to the board

Richard Delbridge, who chairs the audit committee, is offering himself for re-election. Nigel Northridge, chief executive, Mark Rolfe, finance director and Neil England, group director, UK and Republic of Ireland, are also offering themselves for re-election. The nomination committee, in conjunction with the chairman, has considered the contribution that each of the candidates seeking re-election by shareholders makes to the Group. Their conclusion was that each candidate’s performance, having regard to the roles that he performs and his individual input and contribution, more than justified nomination for re-election by shareholders. These views are endorsed by the board.

Board committees

Summary

There are five principal board committees: audit; nomination; remuneration; the executive; and, environment, health and safety (“EHS”). The remit of the EHS committee was extended in 2003 to encapsulate not only environment, health and safety policy, but also responsibility for assessing and reporting to the board upon our approach to all matters connected with corporate responsibility. The roles and responsibilities of each of these committees (with the exception of the EHS) are detailed below. With the exception of the chairman (who is a member of the nomination committee) all the audit, nomination and remuneration committee members are independent non-executive directors. The committees are provided with sufficient resources via the company secretariat and, where necessary, have direct access to independent professional advisers to undertake their duties.

Executive committees

The executive committee comprises the executive directors and company secretary and general counsel. The executive committee is responsible, amongst other matters, for implementing our policies and monitoring the performance of the business and its control procedures on a day-to-day basis. The committee normally meets weekly. Our management committee, chaired by the chief executive, which consists of executive board members and senior executives responsible for the key business units, meets regularly. Additionally, our operations committee chaired by the operations director and otherwise consisting of senior operations executives below board level, also meets regularly to consider primarily production, purchasing and logistics issues from a Group perspective. Details of the members of the management and operations committees are contained on the website. Within our Continental European and Commonwealth of Independent States trading divisions there are executive committees responsible for managing the businesses of those divisions. Similar arrangements for the UK and Republic of Ireland businesses have been in place for some years. Reports are provided from the operations and divisional committees, as appropriate, to the executive and management committees and the board.

The remuneration committee

Sir Graham Hearne chairs the remuneration committee. That committee, whose other members are Alison Carnwath, John Gildersleeve and Dr Tony Portno, met four times in 2003. Additionally, Richard Delbridge was appointed to this committee in October 2003 as part of succession planning, as John Gildersleeve stepped down from this committee upon his appointment as chairman of the Company in March 2004. A detailed description of the committee’s remit and work during 2003 is contained in the remuneration report. Its terms of reference, which were reviewed and updated in 2003 to bring them into line with the new code, are available on request and are published on our website.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2003

The nomination committee

The nomination committee was chaired by Peter Wilson, with Sir Graham Hearne, John Gildersleeve and Alison Carnwath who was appointed to this committee as part of succession planning in October 2003. Following Peter Wilson’s retirement in March 2004, John Gildersleeve has taken over as chairman of this committee. It meets as and when required. The committee met four times in 2003 and all committee members attended each of those meetings. Our executives and advisers attend meetings by invitation only.

The terms of reference of the nomination committee, which were reviewed in 2003 to ensure compliance with the new code, are available on request and are published on our website. In essence, this committee is responsible for succession planning at board level, overseeing the selection and appointment of directors and making its recommendations to the board. It is also responsible, in conjunction with our chairman, for evaluating the commitments of individual directors and the balance of skills, knowledge and experience on the board. It also ensures that the membership of the board’s principal committees are refreshed periodically. This process is reflected in the adjustments made to memberships of the nomination and remuneration committees in 2003. Where appropriate, the committee will use an external search consultancy and/or advertising in relation to non-executive board appointments.

Succession

During 2003, the nomination committee had to consider the appointment of a new Group chairman, to succeed Peter Wilson upon his retirement in March 2004. Initially, informal soundings were taken from all board members by the chairman, supported by the senior independent director. The conclusion was that, having regard to the skills and experience required together with the age profiles of the other non-executive directors, John Gildersleeve was the most appropriate candidate to succeed Peter Wilson as our chairman. That conclusion was based upon a judgement of the skills and experience of John Gildersleeve, along with the need for continuity, having regard to the various retirements of non-executive and executive directors during 2002 and new appointments to the board. A job specification, including an assessment of the time commitment to be expected, was prepared. John Gildersleeve’s appointment, which was approved by the board, was made contingent upon his retirement as an executive director of Tesco PLC prior to his taking up the position and his agreement to commit approximately 100 days to our business each year. He was also required to confirm that neither his non-executive directorships of The Carphone Warehouse Group PLC and EMI Group plc or any other commitments that he has would impinge upon his availability to us. Each of these conditions was satisfied. The board was also satisfied that John Gildersleeve would meet the independence criteria contained in the code upon appointment. Against that background, it was considered unnecessary to advertise generally for the position or incur the costs of retaining external search consultants to assist with this appointment. John Gildersleeve’s letter of appointment (together with those of the other non-executive directors) is available for inspection at our registered office and will be available for inspection at the annual general meeting.

The audit committee

Richard Delbridge is chairman of the audit committee. The other members are Alison Carnwath, Sir Graham Hearne and Dr Tony Portno. Richard Delbridge and Alison Carnwath are chartered accountants. Richard Delbridge is also deemed by the board to be the audit committee financial expert with recent and relevant financial experience and independent not only for the purposes of the code but also in accordance with the New York Stock Exchange definition. All of the committee members have extensive commercial experience. The audit committee met six times in 2003. All members of the committee were present at each meeting, except Tony Portno who was absent from one meeting due to illness. The chairman of the audit committee provides an oral report on the work of the committee and any significant issues that may have arisen, at the board meeting following each committee meeting.

Our chief executive and finance director and other senior management attend committee meetings by invitation of the committee. Representatives of our external auditors and the head of group risk assurance, which business unit includes insurance, internal audit and security, also attend these meetings by invitation of the committee. The external and internal auditors have direct access to the committee during formal meetings and in private sessions.

The audit committee revised its terms of reference in 2003 (available on request and published on the our website). During 2003, the formal calendar of items to be considered at each audit committee meeting and within each annual cycle was also updated to ensure that the work of the audit committee embraces the new code requirements to:

•	monitor the integrity of our financial statements, and any formal announcements relating to our financial performance, including reviewing significant financial reporting judgments contained in them;

•	review the internal financial controls and the internal control and risk management systems and to make recommendations to the board;

•	monitor and review the effectiveness of the internal audit function;

•	make recommendations to the board, for it to put to the shareholders for their approval in general meeting, in relation to the appointment, re-appointment and removal of the external auditors and to approve the remuneration and terms of engagement of the external auditors;

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2003

•	review and monitor the external auditor’s independence and objectivity and the effectiveness of the audit process, taking into consideration relevant UK professional and regulatory requirements; and,

•	review our policy on the engagement of the external auditors to supply non-audit services. In doing so, account is taken of relevant ethical guidance regarding the provision of non-audit services by the external auditors and the pre-approval requirements of the US Sarbanes-Oxley legislation. In this context the committee’s remit requires it to report to the board identifying any matters in respect of which it considers that action or improvement is needed and to make recommendations as to the steps to be taken.

Audit committee activities

During 2003 the audit committee requirements of the code were met and the requirements of the new code that relate to the audit committee have been actively addressed to ensure they are met during 2004. The work undertaken by the audit committee is described within the following sections of this report.

The audit committee has developed a formal policy, endorsed by the board, to safeguard the independence and objectivity of the external auditors. The policy was revised in May 2003 to address UK and US regulatory requirements. Each year the audit committee determines whether it is satisfied that the independence of the external auditors has been maintained, taking into account the external auditors’ written representations and the committee’s own enquiries. These are facilitated by a private meeting with the external auditor without executive management being present. The independence policy sets out certain disclosure requirements by the external auditors to the audit committee, restrictions on mutual hiring of personnel, rules for rotation of audit partners and procedures for the approval of non-audit services by the external auditors. The audit committee monitored application of the policy in 2003 and up to the date of this report.

The audit committee has reviewed the external auditors’ audit scope, plans and materiality levels and the resources proposed to execute the plans. Having done so, the committee approved the terms of engagement and the audit fees. The committee also reviewed the findings of the external auditors, their management letters on internal financial controls and audit representation letters.

During 2003 the audit committee also assessed the qualifications, expertise and resources and independence of the external auditors and the effectiveness of the audit process.

In the light of the assessments and review undertaken, the committee recommended to the board that PricewaterhouseCoopers LLP be retained as our auditors.

The policy relating to the provision of non-audit services by the external auditor specifies the types of work from which the external auditor is excluded; for which the external auditors can be engaged without referral to the audit committee; and, for which a case-by-case decision is required. The ratio of non-audit fees to audit fees is monitored by the committee within an overall limit set by the board upon the recommendation of the audit committee.

All non-audit services are pre-approved by the audit committee by category or on a case-by-case basis, as appropriate, depending upon the nature of the service and the circumstances. Further assurance services primarily relate to factual due diligence work undertaken in respect of possible acquisitions and disposals. Tax services comprise compliance services and technical advice associated with relevant UK and international fiscal laws and regulations and, in particular, in the context of assessing the potential implications of proposed corporate transactions or restructuring. Other services, which diminished significantly in scale in 2003, reflecting the completion of the SAP implementation work, largely relate to technical assistance associated with our Sarbanes-Oxley compliance programme, the implementation of which does not, however, involve the auditors.

Having undertaken a review of the non-audit related services the audit committee has satisfied itself that the services undertaken during 2003 did not prejudice the auditors’ independence.

The audit committee met prior to the board meetings at which the interim financial statements and the annual report and financial statements were approved. The committee reviewed significant accounting policies, financial reporting issues and judgements and, in conducting this review, considered reports from the external auditor, financial management and internal audit.

At each of its meetings the committee reviewed and considered reports from the head of group risk assurance (“GRA”) on the status of our risk management systems, findings from the internal audit function concerning internal controls and reports on the status of the correction of any weaknesses in internal controls identified by the internal and the external auditors.

The audit committee also reviewed and approved the remit, organisation, plans and resources of our internal audit function. The committee carried out a review of the effectiveness of the internal audit function and met the head of that function without management being present.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2003

The audit committee reviews annually the arrangements by which our employees may, in confidence, raise concerns about possible improprieties in matters of financial reporting or other respects to a disclosure response team that the company secretary, in his capacity as our general counsel, chairs. The audit committee is satisfied that these arrangements allow for appropriate independent investigations of any such matters and suitable follow up actions.

Corporate assurance

To assist compliance with the requirements of the US Sarbanes-Oxley legislation and in furtherance of the principles of good corporate governance, a corporate assurance committee, chaired by the company secretary and general counsel was established by the executive committee in December 2002. That committee (comprising senior executives below board level), amongst other matters, reviews proposed financial and trading statements and the assumptions, procedures and controls underpinning their preparation. It reports the results of its review and recommendations to the chief executive, finance director, the audit committee and the board. In 2003, it met five times and is supported by independent professional advisors in discharging its duties.

Risk management and internal controls

The board has overall responsibility for our system of risk management and internal controls. The schedule of written matters reserved to the board ensures that the directors control, amongst other matters, all significant strategic, financial and organisational issues.

We have established a risk management programme that assists management throughout the Group to identify, assess and mitigate business, financial, operational and compliance risks. The board views management of risk as integral to good business practice. The programme is designed to support management’s decision making and to improve the reliability of business performance.

The risk management programme is supported by the dedicated team of internal risk specialists, including the internal auditors, who make up the GRA. To ensure we all have a firm understanding of risk, members of GRA have conducted over 20 risk workshops and reviews within each of the main operating divisions in the past year, culminating in an assessment by the executive committee of key business risks and a review of them by the board. These risk assessments have been wide ranging, including risks arising from the regulatory environment in which tobacco companies operate, in strategy, with counter-parties and in organisational change associated both with major projects and with acquisitions. The risk management process operates throughout the Group, being applied equally to the main business divisions and corporate functions.

The output from each annual assessment is a list of key strategic, financial, operational and compliance risks with associated action plans and controls to mitigate them where this is possible to the extent thought appropriate by the board taking account of costs and benefits. Individual members of our management committee are responsible for these action plans and controls. Changes in the status of the key risks and changes to the risk matrix are reported regularly to the executive and audit committees and quarterly to the board.

The directors have overall responsibility for our system of internal control and for reviewing its effectiveness. The board delegates to executive management the responsibility for designing, operating and monitoring both the system and the maintenance of effective internal control in each of the businesses which comprise us. The systems of internal control are based on a process of identifying, evaluating and managing key risks and includes the risk management processes set out above. The systems of internal control were in place throughout the year and up to the date of approval of the annual report and financial statements. The effectiveness of these systems is periodically reviewed by the audit committee and is in accordance with the guidance in the Turnbull Report. These systems are also refined as necessary, to meet changes in our business and the associated risks. Whilst joint venture arrangements with other companies and participations via shareholdings in other businesses, as is the case with some of the our Continental European wholesale operations, are outside the formal control procedures, our exposure to them is assessed by line management and form part of the programme of reviews by GRA. Depending upon the scale of the issues concerned regular performance reports are, as appropriate, provided to our management committee, the executive and audit committees and the board.

The main components of the systems of internal control are summarised below. Their foundation is in the considerable value that we place, throughout its activities, on seeking to ensure that employees are of the highest quality and integrity. Formal control is exercised through a management structure, which includes clear lines of responsibility and documented delegations of authority from the board. The systems of internal control include a series of Group policies, operating and procedural manuals and processes, with which all employees are expected to comply. The processes underpinning the financial reporting systems are currently being reviewed in light of the requirements of the US Sarbanes-Oxley legislation. Compliance is monitored by line and functional management and regular management reporting. Separately, the effectiveness of our internal controls are reviewed by an internal audit function that operates on a global basis and reports its results to the executive management team and directly to the audit committee. The work of the internal auditors is focused and prioritised upon the areas of greatest risk to us as determined by internal risk assessment, senior management and the audit committee.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2003

The systems of internal control are designed to manage rather than eliminate the risk of failure to achieve business objectives. They can only provide reasonable and not absolute assurance against material errors, losses, fraud or breaches of laws and regulations.

The major risks that might hinder the achievement of our business objectives are reported on, controlled and monitored in a variety of ways:

•	key strategic risks are addressed through our process of preparation of plans by each business unit and the compilation of these risks in our strategic plan;

•	the process of preparing the business operating and functional plans is supported by reviews of the key issues facing the businesses and the identification of material risks through the process of risk assessment workshops described above. Major risks are reviewed at the appropriate level within the business and all operating units are involved in the risk assessment process. The review is ongoing and we have clear procedures for monitoring and controlling the risks identified. During 2003 the board approved revised Group policies, some of which are designed to enhance existing control procedures. Comparisons between the key risks and key issues are undertaken and considered at the board’s strategic two-day workshop or by the board as special items of business, if appropriate;

•	the executive committee monitors our risk management, litigation risk and the insurance arrangements, and provides reports to the board;

•	the process of planning, budgeting and short-term forecasts ensures early warning of potential financial risks. There is a comprehensive budgeting system for all items of expenditure with appropriate and pre-determined authority limits, and with an annual budget approved by the board. Actual results are reported against budget on a monthly basis. Revised financial forecasts for the year are prepared regularly and financial projections for future years are prepared twice yearly. Guidelines are also in place covering the sanctioning of new investments;

•	resources are committed to ensure adequate arrangements and matters relating to security and EHS. Reports are provided as appropriate to the board or the executive committee. The EHS committee receives and considers reports which detail the EHS performance of our business units, provides strategic guidance and submits an annual report to the board summarising key matters and progress;

•	financing arrangements and management of currency risks are subject to monthly review and approval by the executive committee and are reported to the board. The activities of the treasury function are carried out within policies approved by the board. Compliance with these policies is monitored by a treasury committee that is chaired by the finance director and includes one other executive director (generally the chief executive) and the company secretary, with the head of GRA generally in attendance. To assist in the management of our exposure to movements in interest and exchange rates the board has sanctioned the limited use of certain hedging instruments and receives regular reports on hedging activities and positions; and,

•	the internal audit team specifically, and GRA generally, follow a planned programme of reviews that are aligned with the risks existing in our business, and have the authority to review any relevant aspect of the business should the need arise.

The board has conducted an annual review of the effectiveness of the systems of risk management and internal control in operation during the year and up to the date of the approval of the annual report and financial statements. Controls required to mitigate such risks and any significant control failings are reviewed by the board through operational reports from management. The board, through the audit committee, also controls the review that is conducted by GRA. Management of all our business divisions are required to complete and sign-off control self-assessment questionnaires that confirm that the key internal controls are in place and being operated effectively. Where weaknesses have been identified plans and timetables for putting them right are also reported. GRA monitors and selectively checks the results of this exercise, ensuring that the representations made are consistent with the results of the internal audit function’s work during the year. The results of this exercise are summarised for the audit committee and the board. In the event that any significant losses were incurred during any year as a result of the failure of internal controls, then an analysis would form part of the reports to the audit committee and the board.

Communication with investors

We believe it is important to explain business developments and financial results to its shareholders and to understand any shareholder concerns.

The principal communication mediums to impart information to shareholders are news releases (including results’ announcements) and our publications (see below ‘Access to information’). During 2003 our representatives also met with shareholders representing over 50% of our issued share capital. Responses were also given to letters and e-mails received from shareholders on a variety of subjects. In all such communications, care is taken to ensure that no price sensitive information is released.

The chief executive and finance director have lead responsibility for investor relations. They are supported by a dedicated investor relations department that, among other matters, organises presentations for analysts and institutional investors. There is a full programme of regular dialogue with major institutional shareholders, fund managers, analysts, retail brokers

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2003

and credit investors, upon which the chairman ensures that the board receives regular updates at board meetings. The board also receives periodic reports on investors’ views of our performance. All the non-executive directors and, in particular, the chairman and senior independent director, are available to meet with major shareholders, if such meetings are so required. Further financial and business information is available on the investor relations’ section of the website.

Annual general meeting

We also communicate with shareholders through the annual general meeting, at which the chairman gives an account of the progress of the business over the last year, a review of current issues and provides the opportunity for shareholders to ask questions. Such addresses are published on the website and released to the stock exchanges upon which we are listed and to the media. The senior independent director (who chairs the remuneration committee), together with the chairman of the audit committee and all other members of the board attend the annual general meeting and so are on hand to answer questions raised by shareholders.

We count all proxy votes and indicates the level of proxies lodged on each resolution. It also publishes the level of votes for and against resolutions and the number of abstentions. We ensure that votes cast are properly received and recorded.

Separate resolutions are proposed on each substantially discrete subject and we do propose a resolution at the annual general meeting relating to the report and accounts. Notices of the annual general meeting and related papers are sent to shareholders at least 21 working days before such meetings.

Access to information

Electronic communication increasingly is becoming a principal medium for shareholders, providing ready access to shareholder information and reports, and for voting purposes. Recognising this, annual reviews, annual reports and financial statements and 20-F filings are published on the website. Briefings on results are given at tele-conferences and at presentations, and the results are also accessible to shareholders via the website. All shareholders are automatically provided with copies of annual reviews and interim reports (unless they have requested that they are simply notified of the publication, so that they can view them on the website). They can also receive full annual reports and 20-F filings upon request. Other information which shareholders and third parties are entitled to access is made available in accordance with legislative and regulatory requirements.

Compliance with the provisions contained within the combined code

Subject to the observation made about Peter Wilson’s independence, we have, throughout the year, been in compliance with the combined code on corporate governance with one partial exception relating to notice periods for executive directors which has now been addressed. For all executive directors the notice period is one year and for non-executive directors, three months. However, the executive directors’ service contracts contain an additional provision concerning the period of two years following a change of control of the Company. In essence, if any director is dismissed or made redundant during that period then he is entitled to be paid a liquidated sum of damages. That sum equates to two years’ basic salary at the then current rate and two times the average percentage of annual executive directors’ bonus received in the three years prior to the change of control, applied to the then current rate of basic salary, plus twice the value of the benefits in kind received in respect of the 12 month period preceding the change of control. An executive director cannot, however, unilaterally elect to resign upon a change of control with the benefit of these arrangements. He needs to be made redundant or dismissed within two years of the change of control to obtain the entitlements described.

The reasons for the provision are as follows:

•	with the exception of Neil England, all the executive directors are our long-term employees, each having approximately 20 years’ service. At the time of their respective appointments to the board, they were required to surrender their entitlements under our redundancy scheme, in exchange for the one year notice period and the change of control provision. As a result of the service they had already accrued, at that point, they would have been entitled to payments exceeding two years’ salary and bonus upon redundancy, in accordance with the terms available to all other UK employees;
•	given media speculation concerning possible interest in us, Neil England requested, on joining us, that he was provided with the protection of the change of control clause; and,
•	in view of the consolidation that has taken place in the tobacco sector in recent years, the remuneration committee has historically not considered it appropriate to ask those with this protection to surrender it, given that they would want to ensure that each executive director’s attention is at all times solely focused upon shareholder interests, should an approach be made to us.

Having regard to the provisions of the new code and having taken informal soundings from shareholder groups and the executive directors, the remuneration committee has reflected upon this matter and the following position has been reached:

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2003

1.	for any new executive appointee to the board the contractual notice period will be confined to one year, unless there are exceptional circumstances, in which case any period over and above that will be for a limited time span; and,

2.	the executive directors will have the ‘two year’ change of control clause removed from their contracts with effect from 1 January 2006, without compensation.

Shareholders accounting for over 35% of our share capital have given permission to us to state that they have indicated support for this position.

Pension funds

Our two main defined benefit UK pension funds are controlled by a corporate trustee, Gallaher Pensions Limited, the board of which comprises five nominees from Gallaher Limited and three employee members elected by all members whether active, deferred or pensioners. The pension funds’ assets are held separately from those of the Group and can only be used in accordance with the rules of the schemes. During July 2003, the defined benefit schemes were closed to new employees and a defined contribution scheme was established for new employees. There is a defined benefit pension scheme in place for employees of the Irish subsidiary, operated upon the same lines as the UK schemes.

Following the acquisition of Austria Tabak, we have additional pension schemes, principally in Austria, Germany and Sweden. The assets of these schemes are administered and maintained by pension scheme syndicates functioning in accordance with the legal requirements of those countries. There are also a number of defined contribution schemes in place for employees in other parts of the world.

Corporate Responsibility

Commitment

Companies are judged not only by their financial performance but also by their corporate behaviour. Such assessments look at the way they behave towards their workforce, with those they do business and within the communities in which they operate. While we are always cognisant of the issues surrounding tobacco products, we are committed to being a good corporate citizen and behaving responsibly with a demonstrated transparency of approach.

Approach

During 2003 a corporate responsibility committee was established. Comprising representatives of the corporate affairs, environment, health and safety, group risk assurance, human resources and investor relations business units, it is tasked with steering the development and implementation of our corporate responsibility programme across all our business units. It is chaired by the director, group human resources and reports to the environment, health and safety (“EHS”) committee of the board, whose remit was extended to this area in 2003. Chaired by Neil England, that committee monitors the EHS and corporate responsibility performance of our business units and provides strategic direction. This committee reports to the board annually.

Policies

We, like other multi-national companies, have an established range of corporate, environmental and charitable policies consistent with its size and standing. In 2003, we established a formal corporate responsibility policy setting out the commitments underpinning our key principle of behaving responsibly in all areas of our business. Furthermore, recognising its responsibilities as a tobacco manufacturer, we have reviewed and developed policies governing our conduct in relation to the manufacture, distribution and, in particular, the marketing of tobacco products, which demonstrate responsibility and responsiveness to matters related to smoking and health. Our EHS policies, each signed by the chief executive, set the framework within which each of our operating divisions are required to perform. Both policies were revised in May 2003. The aim is achievement of continual cost-effective improvements in EHS performance.

Communication

Our approach to corporate responsibility is reflected in the dedicated corporate responsibility section of our website, which contains summaries of our policies. In recognition of the increasing interest in this area, we will be publishing our first corporate responsibility report in 2004. Internally, information about our corporate responsibility principles and practices, and EHS performance, are communicated via the intranet, employee publications, inductions, newsletters and briefings.

Consultation

During 2003, our representatives continued discussions with stakeholders regarding our corporate responsibility and EHS activities. In particular, we have established a dialogue with a number of major shareholders and financial institutions on our approach to corporate responsibility. Internally, active location and divisional EHS committees are encouraged as

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2003

these facilitate consultation and communication with employees on EHS matters. Policies and other essential EHS information, such as best practice guidance and training, are available to all employees via our EHS department and the intranet.

Focus

In 2003, our focus was on supporting key corporate responsibility programmes and projects covering a range of areas. While community giving continued to remain an important part of our commitment, funds were also allocated to youth access prevention schemes, and to supporting sustainable programmes through the Eliminating Child Labour in Tobacco Foundation (“ECLT”).

Community

Our approach to employees and to charitable donations, fundraising and voluntary support of organisations generally and within the communities in which employees work has been to undertake such activities without seeking public reward or recognition. The focus is on the communities where its employees or their families have a direct involvement and we encourage and support employees to participate in community activities and to raise funds for good causes. In 2003, our total charitable donations amounted to approximately £607,554. Within the UK, we provide direct charitable donations to the communities in which we operate and match donations made by employees, of up to £100 per month, under our give as you earn scheme. Outside the UK, the major operating divisions are responsible (subject to central co-ordination) for selecting and supporting projects that are relevant to the communities within which employees operate, again within the parameters created by the need to act with an appropriate sensitivity to the issues surrounding our products. As a matter of policy, we do not make political donations.

Sales

Our approach to corporate responsibility in relation to encouraging responsible selling of tobacco products is reflected in our participation in youth access prevention programmes. These are aimed at raising awareness of the issue, educating retailers and staff training. In the UK, we support a retail trade publication campaign, ‘Do the Right Thing’ and, through the Tobacco Manufacturers’ Association (“TMA”), is striving to raise awareness of this issue via a ‘No ID No Sale’ campaign. We support similar programmes in other markets, including the Russian Federation where we participate in round table discussions with regulators, trade associations and educators on this issue. Additionally, leaflets on youth access prevention have been distributed to Russian retailers.

Marketing

We are committed to the responsible marketing of our products and have put in place policies relating to advertising, sponsorship and promotion of our products. These policies have been communicated globally and adherence to them is monitored by the corporate affairs functions in each business unit.

Human rights

We believe that all companies have a fundamental responsibility to respect human rights in their business practices and fully accept our legal and moral obligations to strive to adhere to international standards in all our operations. Accordingly, in 2003 we established a human rights policy. Specifically, in relation to child labour, our position is to oppose child labour by supporting initiatives aimed at addressing the exploitation of child labour in tobacco farming. This principle is underpinned by the adoption of the principles of the ECLT of which we are a member. Details of all ECLT activity can be found at www.eclt.org

Product stewardship

We acknowledge that tobacco products are unique and that real health risks exist for those who choose to smoke. We also acknowledge the role of governments in respect of public health and recognises our own responsibilities to design and develop our products today, and for the future, in the most appropriate way. We remain committed to seeking to make product changes that are capable of reducing the risks associated with smoking while recognising that there is no conclusive consensus of approach to what is, or might be, a safe cigarette. Our website www.gallaher-group.com sets out, from our perspective, a summary of the key events in the UK relating to smoking and health, the action that we have taken in relation to those events, and an overview of the role of the UK Government over the years. It also provides a history of the public awareness of the risks associated with smoking, which is relevant to the role of governments in providing consumer protection.

Ingredients and smoke constituents

We have voluntarily published on the website details of the ingredients added to our products. Also, as a requirement of the EU directive concerning the manufacture, presentation and sale of tobacco products, we provided information about

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2003

ingredients in our products to all national authorities within the EU in 2002, together with information on toxicology. Updated information was provided to the authorities in 2003. Together with other manufacturers, we have also assisted the UK authorities in gathering data on smoke constituents of tobacco products. Details of the data were provided to the UK Department of Health, and the report can be viewed on the TMA website (www.the-tma.org.uk).

Environment, health and safety

We regard effective management of EHS matters as an integral part of our commitment to corporate responsibility. In particular, we are committed to ensuring our operations are carried out with proper respect for the environment and in a manner that secures the health and safety at work of our employees. Nigel Dunlop, the group operations director, is the board-level director responsible for EHS matters.

Stakeholder engagement and EHS reporting

The EHS section on the website has successfully encouraged communication with interested stakeholders. It was developed further during 2003 and contains our EHS policies, a detailed list of EHS objectives and targets and information about how we manage EHS matters. Our 2002 EHS report ‘Going Forward – 2002 Report and Statistics’ is published on the EHS area of our website. It details our arrangements for managing EHS issues Group-wide as well as recording actual performance. Detailed information about our 2003 EHS performance is planned for publication in 2004, within our first corporate responsibility report.

EHS management system

Our system for managing EHS matters follows established ‘plan, do, check, act’ principles, with a focus on continual improvement, as encouraged by internationally-recognised safety management system standards.

Strategic direction and monitoring

In undertaking our business, the EHS committee of the board provides strategic direction, monitors the performance of our business units and reviews compliance audits carried out by our EHS department. These address the performance of our main operating divisions and facilities worldwide. In countries where we have a limited presence, e.g., only sales offices, a system of self-audit questionnaires is in operation. Again, compliance is reviewed by the board’s EHS committee, and site visits are undertaken if considered appropriate. The EHS committee prepares an annual report for the board.

Improved alignment of operational and EHS matters

Our Group-wide EHS management system was further improved during 2003 with the formation of a committee comprising the heads of principal group functions and operational divisions. The remit of this committee is to reinforce the integration of EHS decision-making into our operational management structures Group-wide. Moving forward, it will monitor the achievement of EHS objectives and targets across the principal divisions, which will form part of reports made to the EHS committee of the board. During 2003, additional specific questions about EHS implications were incorporated into our Group-wide capital expenditure approval procedures. The aim is to ensure that EHS costs and benefits are properly identified and taken into account in every relevant proposal for capital expenditure. This will assist the process for managing performance against agreed EHS objectives and targets and thereby continue to deliver cost-effective improvements in EHS performance.

Line management responsibility

Our line management has primary responsibility for issues related to health and safety at work. To help ensure compliance, each location has nominated safety personnel with specific co-ordinating and advisory functions. As an example of a divisional EHS management structure, in the UK there are established environment and occupational health executive committees. Comprising appropriate senior management, these oversee compliance with legislation, assess how EHS performance should be measured and review progress in the UK operating context. The environment committee agrees and monitors environmental objectives and targets. These include energy efficiency, waste minimisation and water use issues, areas that offer environmental and commercial benefits. Each manufacturing site is also required to prepare and implement its own environment policy, addressing how our requirements will be met or exceeded. At each facility, an environmental protection manager is appointed with site-specific environmental responsibilities. The occupational health executive committee addresses existing and emerging occupational health and safety issues, agrees priorities and reviews individual facility performance. It also has responsibility for occupational hygiene issues.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2003

Environment policy

This policy specifically commits us to develop management systems that include the measurement of environmental performance and to report performance publicly. As well as requiring compliance with all relevant legal requirements, the environment policy commits operating divisions to strive continually to find cost-effective opportunities to improve standards of environmental performance. It also requires the development of systems to manage environmental issues that are consistent with the principles of internationally-recognised standards.

Environmental performance indicators

We pay particular attention to energy consumption, water consumption, greenhouse gas emissions and waste generation, all being aspects which offer commercial as well as environmental benefits. Our Group-wide performance indicators are collated by our EHS department and published on the intranet.

Benchmarking environmental performance

We participate in the annual Business in the Environment Index of corporate environmental engagement of FTSE 350 companies. In the seventh index (which covers 2002 - results published in March 2003), our score increased to 73.20%, up from 71.64% in the sixth index. In the overall rankings, we were placed 93rd out of 168. In 1998, we scored 47%: relative to that, our latest performance is a 55% improvement and marks a five-year continual improvement trend. The index results also continue to confirm that the established focus of our environment policy is correct.

Packaging obligations

The main components of our products and packaging come from renewable natural sources (tobacco leaf, cigarette paper and paper and card packaging materials). Amongst other matters related to obligations under European producer responsibility and packaging waste legislation, participation in the VALPAK compliance scheme in the UK and the REPAK scheme in the Republic of Ireland continued in 2003, ensuring full compliance with the relevant EU regulations. Packaging levies are also paid by other international business units as required by local legislation. At all facilities, work continues to develop efficient methods for recycling wastes. Comprehensive product packaging and weight information is available on a customers’ trade information secure website.

Supplier engagement

Since January 2000, new suppliers have been required to have a written environment policy. As part of our annual supplier audit programme, we check suppliers’ ISO 14001 accreditation, environmental policies and programmes, document management and review systems, systematic audit cycles and published environmental statements. During November 2003, we issued an environmental engagement questionnaire to over 40 of our principal non-tobacco material suppliers. The responses to date have demonstrated a high level of environmental engagement and awareness.

Health and safety at work

Our aim is to achieve sustained year-on-year improvements in health and safety performance. Continual pressure on operating divisions to improve performance is applied through the sustained implementation of safety management systems – including auditing against both our own and legislative standards – and specific initiatives, both multi-facility and facility-specific. Priorities are identified and targets set. Facility performance is assessed quantitatively (e.g., against generally-accepted accident performance metrics) and qualitatively through audit reports and other feedback mechanisms. All significant incidents that do occur are thoroughly investigated and the lessons learned are applied throughout our Group to seek to minimise the likelihood of recurrence. Following the introduction of a new intranet-based health and safety training system during 2002, 696 training courses had been completed by the end of December 2003, against the target of 650.

Health and safety at work policy

This policy emphasises the role of the board in providing leadership in this area. It requires the board to ensure that relevant decisions take into account health and safety policy principles and objectives. The policy specifically requires our companies to take all reasonable steps towards achieving our goal of zero accidental injuries and no ill-health arising from work activities. It also requires us to plan and conduct operations in a way which minimises any risks to the health and safety at work of employees and others.

Accidental injury statistics

Detailed accidental injury statistics from UK facilities and headline statistics from the other parts of our Group are collated by our EHS department and published on the intranet. The two most common categories of accidental injury are ‘injured while handling, lifting and carrying’ and ‘slips, trips and falls’. In the UK, both the total number of accidental injuries and

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2003

the number of reportable accidental injuries during 2003 improved by 18%, in each case to the lowest number on record. Corresponding frequency rates improved by 10%.

Assessment

We recognise the importance of external measurement and verification of corporate responsibility activities. To this end, we participated in the 2003 Business in the Community (“BITC”) Corporate Responsibility Index, which seeks to measure environmental and social performance of FTSE 250 companies. This leading survey has examined our policies and practices dealing with such issues as marketing, responsible selling, human rights, smoking and health, employment practices and investment in the community. As evidence of our ongoing commitment to corporate responsibility we are ranked 84th in the top 100 UK BITC ‘Companies that Count’ and have “demonstrated a commitment not just to responsible business practice but also to openness and transparency”.

D	Employees

At 31 December 2003, we had approximately 10,000 employees, of which around 1,900 were employed in the UK, 4,100 employed in our central Europe division and 3,800 were employed in the CIS. At 31 December 2002, we had approximately 9,500 employees, of which around 2,100 were employed in the UK, 4,000 employed in our central Europe division and 3,000 were employed in the CIS.

We consider relations with our employees to be good. Approximately 80% of our employees in the UK are members of trade unions including the Amalgamated Transport and General Workers Union and AMICUS. In Dublin the majority of our employees are members of trade unions including the Services Industrial Professional Technical Union (SIPTU) and AMICUS.

In Continental Europe trade unions representation varies due to different legal and cultural backgrounds. The highest levels of representation are in Austria, Germany and France.

In the CIS relations with employees are generally good. Representation through Trade Unions varies due to different jurisdictions, historical and legal backgrounds, with highest levels of representation in Russia and the Ukraine. In Kazakhstan establishment of a trade union relationship is in development.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2003

E     Share Ownership

Directors’ interests in shares

Our register kept pursuant to section 325 of the Companies Act 1985 shows that our directors in office at 19 March 2004 and their families had the under-mentioned interests in our ordinary shares. No interests were held in any other Group company.

Number of shares beneficially owned	At 19	At 31	At 31
	March	December	December
	2004	2003	2002

Executive directors
Nigel Northridge	208,436	161,489	81,057
Nigel Dunlop	38,293	26,021	14,554
Neil England	23,437	23,397	3,142
Mark Rolfe	78,503	46,590	29,024
Nigel Simon	145,992	110,137	62,307

Number of shares beneficially owned	At 19	At 31	At 31
	March	December	December
	2004	2003	2002

Non-executive directors
Peter Wilson(a)	N/A	299,709	299,709
Sir Graham Hearne	5,552	5,552	5,092
John Gildersleeve	26,578	26,578	26,573
Alison Carnwath	-	-	-
Tony Portno	5,000	5,000	5,000
Richard Delbridge	10,000	10,000	10,000

Total	541,791	714,473	536,458

(a)Peter Wilson retired on 8 March 2004.

For details of share ownership under the Savings Related Share Option scheme see Item 6 “Directors, Senior Management and Employees – Compensation – Savings related option scheme”.

For a full description of our Savings Related Share Option Scheme, and details of the options over ordinary shares that had been granted and were outstanding at 31 December 2003, please refer to note 21 of the notes to the financial statements.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2003

ITEM 7     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A     Major shareholders

As far as is known to our management, we are not directly or indirectly owned or controlled by another corporation or by any government. The Bank of New York, the depositary in respect of the ADSs, as a nominee, is the record owner of approximately 30.0% of our issued share capital as at 19 March 2004.

The following shareholders notified us that they held the following interests in our share capital as at the dates shown:

	19 March 2004		28 February 2003		1 March 2002

	Number	Percentage of	Number	Percentage of	Number of	Percentage
	of	issued share	of	issued share	ordinary	of issued
	ordinary	capital	ordinary	capital	shares	share
	shares		shares		millions	capital
	millions		millions

FMR Corp	N/a	Below 3%	58.7	9.0%	64.8	10.0%
(Fidelity
Investments)

The Capital Group	31.0	4.80%	36.8	5.6%	52.0	8.0%
Companies, Inc

Legal and General	19.7	3.02%	19.7	3.0%	-	-

Each of our ordinary shares carries equal voting rights.

We do not know of any arrangements the operation of which may result in a change in control of the Company.

The total of the ordinary shares held by, or for the benefit of, our directors and officers and their families, as a group, as at 19 March 2004 was 0.5 million shares. This amounted to approximately 0.08% of our issued share capital. Please see “Item 6E. Share Ownership” of this Annual Report for more details of our directors’ interests in our shares.

B     Related party transactions

During the year, we purchased tobacco and non-tobacco products and services from our associate, Lekkerland-Tobaccoland GmbH & Co KG, to the value of £145m (2002: £309m). At 31 December 2003, there was no balance outstanding in respect of these transactions (2002: nil).

During the year, we also sold tobacco and non-tobacco products and services to our associate, Hungarotabak-Tobaccoland Rt, to the value of £1m (2002: nil). At 31 December 2003, there was no balance outstanding in respect of these transactions (2002: nil).

During the year, we also purchased tobacco products from our joint venture, R.J. Reynolds-Gallaher International SARL to the value of £1m (2002: nil). In addition an advance payment in respect of stock was made to us of £2m (2002: nil) this balance remains outstanding at the year end (2002: nil). We also sold tobacco and non-tobacco products and services to the joint venture amounting to £33m (2002: £13m). At 31 December 2003, the balance outstanding in respect of these transactions was £4m (2002: £6m).

In 2002, Mr Stewart Hainsworth, a director of Liggett-Ducat CJSC, acquired at a fair market value a 9.5% equity interest in Gallaher Ukraine Limited ("GUL") for $475,000. Under the terms of the agreement Mr Hainsworth sold his holding to the Group during 2004 at a fair market value. The amount paid to Mr Hainsworth was capped at $4,750,000.

Other than the transactions disclosed above, to the best knowledge of our management, there have been no transactions, nor are there any proposed transactions, with related parties that are material to ourselves or to a related party. Except for the employment arrangements referred to under “Item 6B. Compensation of Directors, Senior Management and Employees” and in the disclosure about Mr Hainsworth above, neither we nor any of our subsidiaries have been a party during the last fiscal year to any material transaction, or proposed transaction, in which any of our directors or officers, or any relative or spouse of such person, or any relative of any such spouse, has a direct or indirect material interest. None of our directors or officers, nor any associate of our directors or officers, is indebted to us or to any of our subsidiaries.

C     Interests of experts and counsel

This section is not applicable.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2003

ITEM 8     FINANCIAL INFORMATION

A     Consolidated Statements and Other Financial Information

Please refer to “Item 17. Financial Statements” on which are listed the financial statements and notes to financial statements appended as pages F-01to F-36 to this Annual Report.

Dividend Distributions

Our board recommends a final dividend for 2003 of 20.15p (net) per ordinary share. Subject to approval at the Gallaher AGM on 12 May the dividend will be paid on 21 May 2003.

Dividend payments to ADS holders are made in US dollars by the ADR Depositary Bank. Payment of the final dividend for the year ended 31 December 2003 will be forwarded on 28 May 2004 to holders of record on 19 March 2004 converted at the £/US$ exchange rate on 21 May 2004.

Litigation

Certain companies in our Group are defendants in actions in the UK where the plaintiffs are seeking damages for ailments claimed to have resulted from tobacco use or exposure to tobacco smoke. There are no such claims in England and Wales. As at 26 March 2004, we are involved as a defendant in three dormant individual cases in Scotland where plaintiffs seek damages for ailments claimed to have resulted from tobacco use. In the Republic of Ireland, the number of individual claims against our subsidiaries is currently 14. Of the 151 claims that have been dismissed or abandoned since 1997, 10 individual plaintiffs have appealed against dismissal. The outcome of these appeals are awaited. Of the remaining 14 claims, 13 Statements of Claim have been served upon our subsidiaries and other tobacco companies, making wide-ranging allegations against such companies and against Ireland, the Attorney General and the Minister for Health and Children, who are also named as defendants in some of those cases. We have refused to accept service of four of the above Statements of Claim due to the delays by the plaintiffs in prosecuting the claims. Court applications by us are pending in relation to five of the other Statements of Claim and, in relation to the remaining four, detailed particulars of the claim are awaited from the plaintiffs. No defence will be delivered by us pending the conclusion of all of these matters. We are not a party to smoking related litigation anywhere else in the world.

In addition to the actions described above, from time to time companies within our Group have received a number of letters before action from individuals alleging smoking-related health effects as a result of smoking cigarettes manufactured by companies within the Group. We believe that, in the UK, in relation to one or more of these potential claims applications for legal aid may be made.

To date, there has been no recovery of damages against any of our companies in any action alleging that its tobacco products have resulted in human illnesses. It is not possible to predict the outcome of the pending litigation. We believe that there are meritorious defences to these actions and claims and that the pending actions will not have a material adverse effect upon the results of the operations, the cash flow or financial condition of our company. The pending actions and claims will be vigorously contested. There can, however, be no assurance that favourable decisions will be achieved in the proceedings pending against us, that additional proceedings will not be commenced in the UK or elsewhere against our companies, that our companies will not incur damages, or that, if incurred, such damages will not have a material impact on our operating performance or financial condition. Regardless of the outcome of the pending litigation, the costs of defending these actions and claims could be substantial and will not be fully recoverable from the plaintiffs, irrespective of whether or not they are successful.

We continue to be involved in court processes relating to payments allegedly due for unpaid taxes, penalties and fines claimed by the Russian tax authorities from Liggett-Ducat. As at 27 February 2004, the challenges that have been made to the claims have been successful. Based upon the facts and matters currently known, management considers that there are meritorious defences against these actions and that they will be vigorously defended.

Export Sales

Please see note 2 to the financial statements included in this Annual Report for a description of the significance of export sales to our business.

B     Significant Changes

Since 31 December 2003, there have been no significant changes to our operations, financial position or company structure.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2003

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

(b)	The highest and lowest sales prices of the ADSs as reported on the New York Stock Exchange composite tape.

	Pence per
	OrdinaryShare		$ per ADS

Year ended 31 December	High	Low	High	Low

1999
First Quarter	450.25	354.25	29.13	23.13
Second Quarter	409.75	352.75	26.00	22.19
Third Quarter	449.50	353.25	29.95	22.00
Fourth Quarter	431.00	243.00	28.44	14.44
2000
First Quarter	320.00	203.50	20.50	13.50
Second Quarter	378.00	302.00	21.75	18.00
Third Quarter	405.00	334.00	24.38	19.38
Fourth Quarter	450.00	395.00	26.00	22.13
2001
First Quarter	477.00	365.00	27.62	20.88
Second Quarter	463.50	430.00	26.99	23.67
Third Quarter	495.00	433.75	28.53	24.29
Fourth Quarter	475.25	426.00	27.93	24.02
2002
First Quarter	540.00	444.75	30.86	25.50
Second Quarter	595.00	540.00	34.36	30.95
Third Quarter	712.15	526.00	44.05	32.90
Fourth Quarter	705.00	566.00	44.52	34.45
2003
First Quarter	634.08	543.68	40.79	35.15
Second Quarter	625.00	570.00	40.68	36.74
Third Quarter	599.00	545.50	40.29	34.45
Fourth Quarter	610.00	554.00	42.68	36.84
Last six months
September 2003	572.00	545.50	38.16	34.45
October 2003	596.00	554.00	40.66	36.84
November 2003	610.00	590.00	41.10	39.80
December 2003	600.50	582.50	42.68	40.50
January 2004	611.50	593.00	45.22	42.56
February 2004	660.00	604.00	49.35	44.12

During 2003 we issued 2.0 million ordinary shares in respect of share option schemes. As at 19 March 2004, we had 653.7 million ordinary shares in issue.

As at 19 March 2004, 49.1 million ADSs equivalent to 196.5 million of our ordinary shares, or approximately 30.0% of the total ordinary shares in issue, were outstanding and were held by 19,752 holders.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2003

As at 19 March 2004, there were a total of 5,747 record holders of our ordinary shares. Of these record holders, two had a registered address in the United States and held a total of 35,634 ordinary shares, less than 0.0055% of the total issued. Since some of our ordinary shares are registered in the names of nominees, the number of shareholders of record may not be representative of the number of beneficial owners.

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

Form 20-F 2003

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

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2003

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
Gallaher may, upon the recommendation of the Board, by ordinary resolution direct payment of a dividend in whole or in part by the distribution of specific assets (and in particular of paid up shares or debentures of any other company) and the Board shall give effect to such resolution. The Board may, with the sanction of an ordinary resolution of Gallaher and subject to such conditions as the Board may determine, in respect of any dividend declared or paid during such period as may be specified in that ordinary resolution, offer members the right to elect to receive shares, credited as fully paid, in whole or in part, instead of cash.
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

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2003

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

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2003

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

D      Exchange Controls

Under current English law, there are no general restrictions on the import or export of capital that affect the remittance of dividends or other payments to non-UK resident holders of our ordinary shares. However, there may be tax consequences of remitting dividends or other payments to non-UK resident holders of our shares, which are more fully discussed in below in “E. Taxation”.

Under our Articles of Association and under current English law, there are no restrictions that limit the right of nonresident or foreign owners of our shares to hold or vote their shares. However, our Articles of Association permit our directors to limit voting and other rights of any holder of our shares if our directors believe the holder’s interests may be detrimental to Gallaher. We give ADS holders the right to attend and speak at general meetings, but they cannot vote in person and do not count in the quorum. Unless we have received an address in the UK to which to send notices, non-UK holders of our shares will not be entitled to receive notices from us, including notices of shareholder meetings.

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

E      Taxation

The following summary discusses the material US federal income and UK tax consequences generally applicable to the acquisition, ownership and disposition by a beneficial owner of ADSs representing ordinary shares, or of ordinary shares not in ADS form, that is:

•	resident in the US and is not (and has not ever been) resident in the UK for the purpose of the UK/US (Income) Tax Treaty of 24 July 2001 (as amended) (the “Treaty”) and the UK/US (Death Duty) Treaty of 19 October 1978 (the “Estate Tax Treaty”, and, together with the Treaty, the “Treaties”),

•	otherwise qualified for full benefits under the Treaties,

•	a holder whose ordinary shares or ADSs are not, for the purposes of the Treaties, attributable to a permanent establishment through which the holder carries on a business in the UK,

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2003

•	a citizen or individual resident of the US,

•	a corporation or partnership organised in or under the laws of the US or any State (other than any partnership which is treated as foreign under US Treasury regulations),

•	an estate the income of which is subject to US federal income taxation regardless of its source, or

•	a trust if, in general, the trust is subject to the supervision of a court within the US and the control of one or more US persons as described in section 7701(a)(30) of the Internal Revenue Code of 1986, as amended (“the US Internal Revenue Code”).

Persons described above are referred to as “US Holders” in the following summary.

This summary, which primarily addresses the US federal income and UK tax consequences to a US Holder, is based on:

•	current US federal income and UK tax law, regulations, practice, rulings and court decisions, and

• †	the Treaties, all as of the date hereof and all of which are subject to change, possibly with retroactive effect.

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

US Taxation of Dividends

For US federal income tax purposes, a US Holder will include in gross income the amount of a dividend paid by us, to the extent paid out of our current or accumulated earnings and profits (as determined for US federal income tax purposes), as ordinary income when the dividend is actually or constructively received by the US Holder, in the case of ordinary shares, or by the Depositary, in the case of ADSs. The amount of the dividend included in the income of a US Holder will be the

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2003

US dollar value of the dividend, determined at the spot UK pound sterling/US dollar rate on the date such dividend is included in the income of the US Holder, regardless of whether the payment is in fact converted into US dollars. The dividend included in a US Holder's income will generally constitute foreign source income and will generally be classified as "passive income" or, in the case of certain US Holders, "financial services income", which is treated separately from other types of income for US foreign tax credit purposes. The dividend will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is included in income to the date such payment is converted into US dollars will be treated as US source ordinary income or loss for US foreign tax credit purposes. Distributions in excess of our current or accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the US Holder’s tax basis in the ordinary shares or ADSs and thereafter as capital gain.

Dividends received from us in taxable years beginning after December 31, 2002 and before January 1, 2009 by a non-corporate US Holder who meets certain eligibility requirements will qualify for US federal income taxation at a reduced rate of 15% or lower if we are a “qualified foreign corporation”. We generally will be a “qualified foreign corporation” if either (i) we are eligible for benefits under the Treaty or (ii) our ordinary shares or ADSs are listed on an established securities market in the United States. As we are eligible for benefits under the Treaty and our ADSs are traded on the New York Stock Exchange, we presently are a “qualified foreign corporation”, and we generally expect to be a “qualified foreign corporation” during such taxable years, but no assurance can be given that a change in circumstances will not affect our treatment as a “qualified foreign corporation” in any of such taxable years. A non-corporate US Holder will not be eligible for the reduced rate (a) if the US Holder has not held the ordinary shares or ADSs for at least 61 days of the 120-day period beginning on the date which is 60 days before the ex-dividend date, (b) to the extent the US Holder is under an obligation to make relate payments on substantially similar or related property or (c) with respect to any portion of a dividend that is taken into account as investment income under Section 163(d)(4)(B) of the US Internal Revenue Code. Any days during which a US Holder has diminished the US Holder’s risk of loss with respect to the ordinary shares or ADSs (for example, by holding an option to sell such shares or ADSs) is not counted towards meeting the 61-day holding period. Special rules apply in determining the foreign tax credit limitation with respect to dividends subject to US federal income taxation at the reduced rate. US Holders should consult their own tax advisors concerning whether dividends received by them qualify for the reduced rate.

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

A gain or loss recognised upon the sale of an ADS or an ordinary share will be a capital gain or loss if such ADS or ordinary share is a capital asset in the hands of the US Holder. The maximum non-corporate US federal income tax rate on net capital gains is generally 15% for capital assets sold on or after May 6,2003 and 20% for capital assets sold on or after January 1, 2009 for capital assets held for more than one year. Net capital gains on the sale of capital assets held for one year or less are subject to US federal income tax at ordinary income tax rates. For a corporate US Holder, all capital gains are currently taxed at the same rate as ordinary income. The deductibility of capital losses is subject to limitations. For non-corporate US Holders, net capital losses not in excess of US $3,000 are deductible against ordinary income in the year incurred, with any excess carried forward indefinitely to offset (a) capital gains in such years and (b) other income not in excess of US $3,000. For corporate US Holders, capital losses can only be used to offset capital gains recognised during the year incurred or during the permitted carryback and carryforward period.

The surrender of ADSs in exchange for the deposited ordinary shares represented by the surrendered ADSs, and the deposit of ordinary shares in exchange for ADSs representing the deposited ordinary shares, will not be a taxable event for the purposes of US federal income tax, UK income and corporation tax or UK capital gains tax. Accordingly, US Holders will not recognise any gain or loss for such purposes upon such surrender or deposit.

Estate and Gift Tax

A US Holder who is an individual domiciled in the US for the purposes of the Estate Tax Treaty generally will not be subject to UK inheritance tax with respect to ADSs or ordinary shares on the individual’s death or on a gift of such ADSs or ordinary shares made during the individual’s lifetime, except where the ADSs or ordinary shares are part of the business

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2003

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

Transfers of ordinary shares through the electronic transfer system (known as “CREST”) are exempt from UK stamp duty so long as the transferee is a member of CREST and the transfer is in a form which will ensure that the securities become held in uncertificated form with CREST. Such transfers, however, if made for a consideration in money or money’s worth are liable to SDRT rather than stamp duty. SDRT on relevant transactions settled within the system or reported through it for regulatory purposes will be collected by CREST, and this will apply whether or not the transfer is effected in the UK, and whether or not the parties to it are resident or situated in the UK.

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

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2003

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

Our board recommends a final dividend for 2003 of 20.15p (net) per ordinary share. The dividend, if approved by our shareholders at our annual general meeting on 12 May 2004, will be paid on 21 May 2004. The equivalent amount per ADS will be 80.60p and this will be distributed on 28 May 2004 to ADR holders of record on 19 March 2004. The dividend payable to ADR holders will be paid in US dollars converted at the £/US dollar rate on 21 May 2004. These payments, together with the interim amounts already paid, amount to a total dividend of 29.60p per ordinary share (118.4p per ADS) for 2003.

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

Form 20-F 2003

ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Interest Rate Sensitivity

We have entered into certain interest rate swap transactions with contractual maturities exceeding those of the underlying debt being hedged, in anticipation of there being additional floating rate debt when the existing debt matures. In order to manage the impact of adverse variations in interest rates on our profits, the Group borrows at fixed and floating rates of interest and, where necessary, uses interest rate derivatives to maintain a target level of fixed interest rate cover in the current and subsequent two years of between 40% and 80% of the level of core debt.

We recognise payments on derivative instruments on an accrual basis. We make no provisions in our financial statements for unrealised gains or losses on such transactions in respect of future accounting periods. Any gains or losses will be recognised over the period of the contracts’ respective maturities and will be offset by corresponding gains or losses in respect of the underlying debt being hedged. At 31 December 2003 we had unrealised losses of £76 million on long-term debt and net unrealised losses of £22 million on derivative financial instruments. At 31 December 2002 we had unrealised losses of £67 million on long-term debt and net unrealised losses of £17 million on derivative financial instruments.

Liabilities	Maturity Dates

						Later		Fair
£m Equivalent	2004	2005	2006	2007	2008	Years	Total	Value

Long Term Debt
Fixed Rate - Principal	33	658	629	103	265	550	2,238	2,314
Average rate	3.6%	4.9%	5.9%	4.0%	5.9%	6.2%	5.5%
Variable Rate - Principal	87	15	10	10	189	-	311	311
Average rate	3.1%	3.2%	3.1%	3.1%	4.3%		3.8%
Other Borrowings
Variable Rate - Principal	19	-	-	-	-	-	19	19
Average rate	2.8%						2.8%

The following table presents the derivative financial instruments held by the Group at 31 December 2003, other than short-term forward foreign exchange contracts. We do not enter into any market risk sensitive instruments for trading purposes.

	Maturity Dates

					Later		Fair
£m Equivalent	2004	2005	2006	2007	years	Total	value

Sterling Interest Rate Derivatives:
Interest rate swaps and swap options – pay fixed, receive variable equal to LIBOR:
Notional amount	-	-	-	-	470	470	(25)
Weighted average interest rate payable (%)	-	-	-	-	6.2	6.2
Interest rate swaps – pay variable, receive fixed:
Notional amount	-	-	-	-	250	250	(7)
Weighted average interest rate receivable (%)	-	-	-	-	5.8	5.8
Margin over LIBOR payable (%)	-	-	-	-	1.0	1.0
Interest rate swaps – pay variable, receive fixed:
Notional amount	-	-	-	-	300	300	4
Weighted average interest rate receivable (%)	-	-	-	-	6.6	6.6
Margin over LIBOR payable (%)	-	-	-	-	1.3	1.3
Floors (sold):
Notional amount	300	-	-	-	-	300	-
Weighted average strike price (%)	4.0	-	-	-	-	4.0
Euro interest rate derivatives:
Interest rate swaps – pay fixed, receive variable equal to LIBOR:
Notional amount	56	56	56	-	-	168	(5)
Weighted average interest rate payable (%)	4.5	4.7	4.9	-	-	4.7
Interest rate swaps – pay variable, receive fixed:
Notional amount	-	635	-	-	-	635	11
Weighted average interest rate receivable (%)	-	4.9	-	-	-	4.9
Margin over LIBOR payable (%)	-	0.9	-	-	-	0.9
Tax equalisation swaps:
Notional amount	82	-	-	-	-	82	-

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2003

Exchange Rate Sensitivity

Due to the international nature of our operations, we are exposed to exchange rate fluctuations on the translation of the results of overseas subsidiaries into sterling and the settlement of commecial transactions in foreign currencies. We make limited use of derivative financial instruments to hedge balance sheet translation exposures. On significant acquisitions of overseas companies, borrowings are raised in the local currency to minimise the translation risk. It remains our policy not to hedge profit and loss account translation exposures. Transaction exposures are hedged where deemed appropriate and where they can be reliably forecast with the use of forward exchange rate contracts.

The table below provides information about our derivative financial instruments and firmly committed sales and purchases transactions at 31 December 2003. The table summarises information on instruments and transactions that are sensitive to foreign currency exchange rates, namely firmly committed foreign currency denominated sales and purchases transactions and forward foreign exchange contracts. For firmly committed foreign currency denominated sales and purchases transactions, sales and purchases amounts are presented by the expected transaction date. For forward foreign exchange contracts, the table presents the contractual amounts and weighted average exchange rates by expected (contractual) maturity dates. The information is presented in pounds sterling equivalents, which is our reporting currency. We do not enter into any market risk sensitive instruments for trading purposes.

	Contractual Transaction Date

					Later		Fair
£m Equivalent	2004	2005	2006	2007	years	Total	value

Firmly Committed Sales Contracts:
Euros	39	-	-	-	-	39	39
US Dollars	18	-	-	-	-	18	18
Other	1	-	-	-	-	1	1
Firmly Committed Purchase Contracts:
Euros	40	2	-	-	-	42	42
US Dollars	4	-	-	-	-	4	4
Forward Contracts:
Pay £, receive euros:
Contract amount	204	-	-	-	-	204	-
Average contractual	0.705	-	-	-	-	0.705
exchange rate
Pay US$, receive £:
Contract amount	134	-	-	-	-	134	4
Average contractual	1.741	-	-	-	-	1.741
exchange rate
Pay Polish Zloty, receive £:
Contract amount	24	-	-	-	-	24	-
Average contractual	6.64	-	-	-	-	6.64
exchange rate
Pay Swiss Francs, receive £:
Contract amount	1	-	-	-	-	1	-
Average contractual	2.21	-	-	-	-	2.21
exchange rate

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2003

The fair value of £4 million represents the net unrealised gain on forward foreign exchange contracts at 31 December 2003, this gain was accrued in the financial statements for the year ended 31 December 2003. At 31 December 2002 we had net unrealised gains of £3 million on forward foreign exchange contracts.

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

In 2003, we purchased approximately 125,000 tonnes (2002: 98,000 tonnes) of tobacco leaf through a number of well-established international tobacco merchants. There is no futures market for tobacco and there is limited ability to enter into long term contracts based on price. Based on 2003 purchase volumes, a 10% increase in the cost of tobacco leaf would result in an increase of approximately £13million (2002: £16million) in tobacco leaf costs to the group. We believe that, based on our ability to effect price increases and the relatively low proportion of the retail price represented by tobacco leaf costs, which represented approximately 1% of the total UK duty-paid retail price of cigarettes in 2003, we are generally able to mitigate the effects of tobacco leaf price increases through manufacturers own price increases and thereby limit any related effect on our operating profit.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2003

ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A	Debt Securities

This section is not applicable.

B	Warrants and Rights

This section is not applicable.

C	Other Securities

This section is not applicable.

D	American Depositary Shares

This section is not applicable.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2003

Part II

ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There are no items to be reported in this section.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2003

ITEM 14     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
                    PROCEEDS

There are no items to be reported in this section.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2003

ITEM 15     CONTROLS AND PROCEDURES

Pursuant to rules adopted by the Securities and Exchange Commission as directed by Section 302 of the Sarbanes-Oxley Act of 2002, the Company is providing the following information:

As of the end of the period covered by this report (the "Evaluation Date") the Company conducted an evaluation (under the supervision and with the participation of the Company's chief executive and finance director), pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") of the effectiveness of design and operation of the Company's disclosure controls and procedures. Based on this evaluation, the Company's chief executive officer and chief financial officer have concluded that as of the Evaluation Date such disclosure controls and procedures were reasonably designed to ensure that information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

Since the last evaluation by the Company of the Company's internal controls there have not been any changes in the internal controls that has materially affected, or is reasonably likely to materially affect, the internal controls over financial reporting.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2003

ITEM 16     DISCLOSURE ON AUDIT COMMITTEE FINANCIAL EXPERT

A     Disclosure On Audit Committee Financial Expert

The board has determined that Richard Delbridge is the audit committee financial expert with recent and relevant financial experience and independent not only for the purposes of the Combined Code but also in accordance with the New York Stock Exchange definition.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2003

B     Code Of Ethics

Persuant to rules adopted by the Securities and Exchange Commission, we are providing the following information:

The Board of Directors confirm that senior management of the Company has adopted a Code of Ethics which also covers the responsibilities of the Chief Executive, Finance Director, and Group Financial Controller.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2003

C     Principal Accountant Fees And Services

Details of the aggregate fees billed for each of the last two fiscal years for professional services rendered by the independent auditors, PricewaterhouseCoopers LLP, for the audit of the Group’s annual financial statements together with procedures for approving services by the auditor are set out below:

	2003	2002
	£ million	£ million

Audit fees	1.1	0.9

Audit-Related fees	0.7	0.7

Tax fees:
compliance services	0.1	0
advisory services	0.7	0.2

All other fees	0.1	3.8

Total	2.7	5.6

All non-audit services are pre-approved by the audit committee by category or on a case-by-case basis, as appropriate, depending upon the nature of the service and the circumstances. Audit-related fees primarily relate to factual due diligence work undertaken in respect of possible acquisitions and disposals. Tax fees comprise compliance services and technical advice associated with relevant UK and international fiscal laws and regulations and, in particular, in the context of assessing the potential implications of proposed corporate transactions or restructuring. All other fees, which diminished significantly in scale in 2003, reflecting the completion of the SAP implementation work, largely relate to technical assistance associated with our Sarbanes-Oxley compliance programme, the implementation of which does not, however, involve the auditors.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2003

ITEM 17     FINANCIAL STATEMENTS

Our consolidated financial statements and notes to the financial statements, together with the report thereon by independent accountants, are filed as part of this Annual Report as pages F-2 to F-36.

An index to these pages is given on page F-1.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2003

ITEM 18      FINANCIAL STATEMENTS

This section is not applicable.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2003

ITEM 19      EXHIBITS

Exhibit no.	Description of Exhibits

1	Memorandum and Articles of Association.

2.1	Trust Deed dated 21 May 1999 for Guaranteed Bonds due 2009 was filed with SEC on May 24, 2002 under Form 20-F, file registration number 1-14602, and incorporated herein by reference.

2.2	Trust Deed dated 6 August 1998 for Guaranteed Bonds due 2008 was filed the SEC on May 24, 2002 under Form 20-F, file registration number 1-14602, is incorporated herein by reference.

First Supplemental Trust Deed dated 24 May 2001 for Guaranteed Bonds 2008 was filed with the SEC on May 24, 2002 under Form 20-F, file registration number 1-14602, and is incorporated herein by reference.

2.3	Pricing Supplement dated 28 September 2001 was filed with the SEC on May 24, 2002 under Form 20-F, file registration number 1-14602, and is incorporated herein by reference.

Pricing Supplement dated 24 January 2002 was filed with the SEC on May 2002 under Form 20-F, file registration number 1-14602, and is incorporated herein by reference.

2.4	Financing Agreement for €750m bond maturing in January 2005. Amendment Financing agreement increasing principal amount to €900 million, file registration number 1-14602, and is incorporated herein by reference.

2.5	Offering Circular dated 4 February 2003 for Guaranteed Bonds due 2013, registration number 1-14602, and is incorporated herein by reference.

2.6	Facility Agreement dated 11 March 2003 for a £650m syndicated revolving facility, file registration number 1-14602, and is incorporated herein by reference

4.1	The Contract for the Purchase of the Liggett-Ducat group of companies was with the SEC on 25 May 2001, under Form 20-F, file registration number 1-14602, and is incorporated herein by reference.

4.2	Contract for the Purchase of 41.13% shareholding in Austria Tabak by between Gallaher Group Plc and Österreichische Industrieholding Aktiengsellschaft, dated 22 June 2001 was filed with the SEC on May 24, 2002 under Form 20-F, file registration number 1-14602, and is incorporated herein reference.

4.3	Mandatory Offer for the remaining outstanding shares of Austria Tabak, dated 9 July 2001, was filed with the SEC on 11 July 2001, under Form 6-K, and incorporated herein by reference.

4.4	Supplementary Circular related to the purchase of the remaining shares of Austria Tabak, dated 26 September 2001, was filed with the SEC on 27 September 2001under form 6-K, and is incorporated herein by reference.

8	List of Subsidiaries

11	Code of Ethics

12	Section 302 Certification

13	Section 906 Certification

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2003

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

GALLAHER GROUP Plc
(Registrant)

By: ___________________________________________
Name: M. E. Rolfe
Title: Finance Director
Date: 26 March 2004

Back to Contents

GALLAHER GROUP Plc

INDEX TO FINANCIAL STATEMENTS

The following consolidated financial statements, together with the report thereon by independent accountants, are filed as part of this Annual Report.

Page
Report of Independent Accountants – PricewaterhouseCoopers LLP	F-2

Financial Statements

Consolidated Profit and Loss Accounts for the years ended

31 December 2003, 2002 and 2001	F-3

Consolidated Balance Sheets at 31 December 2003 and 2002	F-4

Consolidated Statements of Cash Flows for the years ended

31 December 2003, 2002 and 2001	F-5

Statements of Total Recognised Gains and Losses

for the years ended 31 December 2003, 2002 and 2001	F-6

Reconciliations of Movements in Equity Shareholders’ Funds

for the years ended 31 December 2003, 2002 and 2001	F-6

Notes to the Financial Statements	F-7 to F-36

Back to Contents

GALLAHER GROUP Plc

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Gallaher Group Plc

In our opinion, the accompanying consolidated balance sheets, the related consolidated profit and loss accounts, statements of cash flows, statement of recognised gains and losses and reconciliation of movements in equity shareholders’ funds present fairly, in all material respects, the financial position of Gallaher Group Plc and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United Kingdom. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 31 to the consolidated financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants

London, United Kingdom
2 March 2004

Back to Contents

GALLAHER GROUP Plc

Consolidated Profit and Loss Accounts

Year ended 31 December

2003	2002	2001
Note	£m	£m	£m
Turnover of the Group including its share of Joint venture and associate	2	9,048	8,422	5,719
Less share of turnover of joint venture and associate	2	(1,055)	(962)	(303)

Group Turnover	7,993	7,460	5,416

Duty	2	(5,407)	(5,101)	(3,980)
Exceptional cost of sales	4	(39)	-	(12)
Other cost of sales	(1,529)	(1,358)	(661)

Total cost of sales	(6,975)	(6,459)	(4,653)

Gross profit	1,018	1,001	763
Distribution, advertising and selling costs	(316)	(305)	(216)
Administrative expenses	(204)	(204)	(124)
Other operating income/(expense)	2	6	3

Group operating profit	500	498	426
Share of operating profits of joint venture and associate	5	7	1

Total Operating Profit	2	505	505	427
Exceptional finance charges	5	-	-	(18)
Net interest and other finance charges	5	(131)	(134)	(94)
Net retirement benefits financing income	18	5	7	14

Total net interest & other finance charges	(126)	(127)	(98)
Profit on ordinary activities before taxation	6	379	378	329
Taxation on profit on ordinary activities	7	(126)	(119)	(83)

Profit on ordinary activities after taxation	253	259	246
Equity minority interests	(6)	(4)	(6)
Profit for the financial year	247	255	240
Dividends on equity shares	8	(193)	(179)	(165)

Retained profit for the financial year	23	54	76	75
Earnings per ordinary share
Basic	9	38.0	p	39.3	p	38.1	p
Diluted	9	37.9	p	39.1	p	38.0	p
Dividends per ordinary share – final proposed	8
– total for year	8	29.60	p	27.55	p	25.45	p
The turnover and profit figures above relate to continuing operations.
The Notes to the Financial Statements are an integral part of these Financial Statements.

Back to Contents

GALLAHER GROUP Plc

Consolidated Balance Sheets

			As at 31 December

			2003	2002
		Notes	£m	£m
	Fixed assets
	Intangible assets	10	1,399	1,375
	Tangible assets	11	595	575
	Investments:
Investment in joint ventures	– share of gross assets		24	14
	– share of gross liabilities		(18)	(8)
		12	6	6
	Investment in associate	12	112	109
	Other investments	12	19	17

			137	132
			2,131	2,082

	Current assets
	Stocks	13	504	466
	Debtors : amounts falling due within one year	14	751	751
	: amounts falling due after more than one year	14	32	37
	Investments	15	24	22
	Cash at bank and in hand	26	93	74

			1,404	1,350
	Creditors: amounts falling due within one year	16	(1,256)	(1,245)

	Net current assets		148	105

	Total assets less current liabilities		2,279	2,187
	Creditors: amounts falling due after more than one year	16	(2,434)	(2,393)
	Provisions for liabilities and charges	17	(53)	(49)

	Total net liabilities excluding net retirement benefits liability		(208)	(255)
	Retirement benefits assets		11	5
	Retirement benefits liabilities		(79)	(87)
	Net retirement benefits liability	18	(68)	(82)

	Total net liabilities including net retirement benefits liability	2	(276)	(337)

	Capital and reserves
	Called up share capital	20	65	65
	Share premium account	22	125	117
	Capital redemption reserve	22	8	8
	Merger reserve	22	146	146
	Other reserve	22	(911)	(911)
	Retirement benefits reserve	22	(68)	(82)
	Profit and loss account	22	328	295

	Equity shareholders' deficit		(307)	(362)
	Equity minority interests		31	25

			(276)	(337)

Back to Contents

GALLAHER GROUP Plc

Consolidated Statements of Cash Flows

		Year ended 31 December

		2003	2002	2001
	Notes	£m	£m	£m

Net cash inflow/(outflow) from operating activities	24	691	519	591

Dividends received from joint ventures and associate		14	12	-

Interest received		5	5	6
Interest paid		(133)	(137)	(76)
Exceptional finance charges		-	-	(18)
Dividends paid to minority shareholders		(3)	(3)	(1)

Returns on investments and servicing of finance		(131)	(135)	(89)

Taxation		(99)	(101)	(111)

Purchase of tangible fixed assets		(117)	(130)	(113)
Purchase of intangible fixed assets		(10)	(9)	(8)
Sale of tangible fixed assets		10	29	5
Purchase of fixed asset investments		(2)	(2)	(4)
Sale of fixed asset investments		1	3	2

Capital expenditure and financial investment		(118)	(109)	(118)

Acquisitions and disposals	23	(15)	(14)	(1,154)

Equity dividends paid		(183)	(169)	(151)

Net cash (outflow)/inflow before management
of liquid resources and financing		159	3	(1,032)

Management of liquid resources		(2)	1	13

Increase/(decrease) in bank loans		(297)	(536)	87
(Decrease)/increase in other loans		184	529	757
Issue of ordinary shares		3	4	148
Financing		(110)	(3)	992

Increase/(decrease) in net cash in the year	25	47	1	(27)

The Notes to the Financial Statements are an integral part of these Financial Statements

Back to Contents

GALLAHER GROUP Plc

Statement of Total Recognised Gains and Losses

	Year ended 31 December

	2003	2002	2001
	£m	£m	£m

Profit on ordinary activities after taxation	247	255	240
Actuarial gain / (loss) recognised on retirement benefits	(4)	(108)	(161)
Movement on deferred tax relating to actuarial gain / (loss) on retirement benefits	1	30	47
Exchange adjustments on foreign currency net investments	(4)	(22)	8

Total recognised gains and losses for the year	240	155	134
Prior year adjustment	-	(22)	-

Total recognised gains and losses since last report	240	133	134

Reconciliation of Movements in Equity Shareholders' Funds

	Year ended 31 December

	2003	2002	2001
	£m	£m	£m

Profit on ordinary activities after taxation	247	255	240
Dividends on equity shares	(193)	(179)	(165)

Retained profit for the year	54	76	75
Actuarial gain / (loss) on retirement benefits	(4)	(108)	(161)
Movement on deferred tax relating to actuarial gain / (loss) on retirement	1	30	47
benefits
Exchange adjustments on foreign currency net investments	(4)	(22)	8
Amounts deducted from profit and loss account in respect of shares
issued to the Qualifying Employee Share Ownership Trust	-	(5)	(1)
Issue of ordinary shares	8	12	149

Net (decrease)/increase in equity shareholders' deficit	55	(17)	117
Equity shareholders' deficit at 1 January	(362)	(323)	(549)
Prior year adjustment	-	(22)	87

Equity shareholders' funds at 1 January	(362)	(345)	(462)

Equity shareholders' funds at 31 December	(307)	(362)	(345)

The Notes to the Financial Statements are an integral part of these Financial Statements

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

1.     Accounting policies

The financial statements have been prepared in accordance with accounting standards currently applicable in the United Kingdom. The Accounting Standards Board (“ASB”) issued no new financial reporting standards during 2003. The ASB has issued a number of Urgent Issues Task Force Abstracts and FRS 5 Application Note G in relation to turnover recognition. None have had a material impact on Gallaher’s financial statements. Except for the changes noted above, the Group’s principal accounting policies have been applied consistently.

Basis of accounting

The financial statements have been prepared in accordance with the historical cost basis of accounting, in compliance with the Companies Act 1985.

Basis of consolidation

The consolidated financial statements incorporate the audited accounts of Gallaher Group Plc and all its subsidiaries together with the Group’s share of the results and net assets of its joint ventures and associate. The principal operating subsidiaries are listed in note 32. The wholly owned subsidiary, Riedenhof GmbH., a non-profit housing association, has not been consolidated owing to current restrictions over the distribution of profits.

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

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

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

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

Deferred taxation

The group provides for deferred tax assets and liabilities arising from reversing timing differences between the recognition of gains and losses in the financial statements and their recognition for tax purposes. Deferred tax assets are only recognised where it is more likely than not that they will be recovered. Deferred tax assets and liabilities are not discounted.

Pensions and other retirement benefits

Pensions and other retirement benefits are accounted for in accordance with Financial Reporting Standard 17 (Retirement Benefits). The regular cost of providing retirement benefits to employees during the year and the full cost of providing amendments to benefits in respect of past service are charged to operating profit. A credit representing the expected return on assets held by retirement benefit schemes is included within net interest. This expected return is based on the market value of those assets at the start of the financial year. An interest charge is also included within net interest. This interest cost is the expected increase during the period in the present value of the scheme liabilities because the benefits are one period closer to settlement. Differences between actual and expected returns on assets are recognised in the statement of total realised gains and losses, together with differences arising from changes in assumptions. The difference between the market value of the assets of a scheme and the present value of the accrued pension liabilities is shown as an asset/liability on the balance sheet, net of deferred tax where appropriate.

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

In 2002 the Group restructured its Continental European and CIS businesses. Consequently, the Group’s segmental analysis had been expanded to reflect this operational restructing. The 2001 comparatives have been restated accordingly.

Total turnover	By origin			By destination

	2003	2002	2001	2003	2002	2001
	£m	£m	£m	£m	£m	£m

UK	3,823	3,967	3,891	3,611	3,720	3,685
Continental Europe	4,508	3,746	1,184	4,534	3,899	1,339
CIS	373	331	259	373	331	261
Rest of World	491	435	412	530	472	434
To Group Companies	(147)	(57)	(27)	-	-	-

	9,048	8,422	5,719	9,048	8,422	5,719

The Group’s share of turnover of joint ventures of £103m (2002 - £77m, 2001 - £35m) and associate of £952m (2002 - £885m , 2001 - £268m) is included within Continental Europe total turnover.

Duty	2003	2002	2001
By destination:	£m	£m	£m

UK	3,033	3,127	3,080
Continental Europe	1,897	1,574	534
CIS	78	50	35
Rest of World	399	350	331

	5,407	5,101	3,980

Total operating profit	2003

	Before
	amortisation of
	intangible assets	Amortisation		Total
	and exceptional	of intangible	Exceptional	operating
	charge	assets	charge	profit
	£m	£m	£m	£m
UK	287	(2)	(18)	267
Continental Europe	243	(71)	(3)	169
CIS	44	(10)	-	34
Rest of World	53	-	(18)	35

	627	(83)	(39)	505

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

	2002

	Before
	amortisation of
	intangible assets	Amortisation		Total
	and exceptional	of intangible	Exceptional	operating
	charge	assets	charge	profit
	£m	£m	£m	£m
UK	283	(2)	-	281
Continental Europe	213	(65)	-	148
CIS	42	(10)	-	32
Rest of World	44	-	-	44

	582	(77)	-	505

	2001

	Before
	amortisation of
	intangible assets	Amortisation		Total
	and exceptional	of intangible	Exceptional	operating
	charge	assets	charge	profit
	£m	£m	£m	£m
UK	299	(1)	-	298
Continental Europe	97	(22)	-	75
CIS	30	(10)	-	20
Rest of World	46	-	(12)	34

	472	(33)	(12)	427

The Group’s share of operating losses of joint ventures of £4m (2002 - £1m, 2001 - nil) and share of operating profit of associate of £9m (2002 - £8m, 2001 - £1m) is included within Continental Europe total operating profit.

Capital Employed
By destination:	2003	2002
	£m	£m
UK	195	212
Continental Europe	1,648	1,571
CIS	376	419
Rest of World	120	90

	2,339	2,292

Capital employed is reconciled to the consolidated balance sheet as follows:

	2003	2002
	£m	£m
Capital employed	2,339	2,292
Taxation	(32)	(14)
Net debt	(2,452)	(2,493)
Proposed dividend	(131)	(122)

Net liabilities including net retirement benefits
liability	(276)	(337)

The Group operates a centralised financing policy and considers that any segmental apportionment of interest and interest bearing net liabilities would not be meaningful.

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

3.	Directors and employees

Information on directors’ remuneration (including pensions), shareholdings and share options is given in “Item 6. Directors, Senior Management and Employees” of this Annual Report.

The average number of persons employed by the	2003	2002	2001
Group during the year, including executive directors	Number	Number	Number
and part-time employees, was:
UK	2,004	2,108	2,167
Overseas	8,208	7,494	4,050

	10,212	9,602	6,217

Employment costs (for the above persons):	2003	2002	2001

	£m	£m	£m
Wages and salaries	226	209	170
Social security costs	39	38	16
Retirement benefit costs (including	16	18	15
pensions)
	281	265	201

4.	Exceptional charge

In May 2003, Gallaher announced the restructuring of its European operations. Gallaher has ceased all manufacturing in the Republic of Ireland, and is reducing jobs in the UK and Austria. An exceptional charge of £39m has been included in cost of sales for the year ended 31 December 2003. The charge relates primarily to redundancy costs and the impairment of operational plant and machinery. The tax credit associated with this exceptional charge is £8m. The restructuring gave rise to a cash outflow of £21m in the period up to 31 December 2003.

In 2001, operating profit was adversely affected by a one-off exceptional charge of £12m. This represented full provision against the inventory and receivables associated with a distribution agreement with the then principal distributor for African and Middle East markets.

5.	Net Interest and other financing charges

	2003	2002	2001
	£m	£m	£m

Bank loans and overdrafts	35	50	53
Other – Eurobonds and medium term notes	101	90	46

	136	140	99
Exceptional finance charges	-	-	18
Interest receivable and other financial income	(5)	(6)	(5)

	131	134	112

The acquisition of Austria Tabak in 2001 required Gallaher to obtain new bank facilities, incurring one-off upfront commitment and arrangement fees. A significant portion of the facilities were subsequently refinanced. Costs of £18m were expensed in 2001 as exceptional finance charges.

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

6.	Profit on ordinary activities before taxation

	2003	2002	2001

	£m	£m	£m
Profit on ordinary activities is stated after charging:
Depreciation of tangible fixed assets	93	74	50
Amortization of intangible assets – subsidiary undertakings	77	72	32
Amortization of intangible assets – associate	6	5	1
Amortization of fixed asset investments	3	3	1
Operating lease rentals – machinery and equipment	2	2	1
Operating lease rentals – land and buildings	12	11	5

Audit fees for the Group amounted to £1.1m (2002 – £1.0m, 2001 – £0.8m), including £10,000 (2002 – £10,000, 2001– £8,000) in respect of the audit of the Company.

Fees payable to PricewaterhouseCoopers in the UK for non-audit work amounted to £0.3m (2002 – £3.4m, 2001 – -£5.1m).

7.	Tax on profit on ordinary activities

a) Analysis of the charge for the year

	2003	2002	2001
Current tax	£m	£m	£m
UK
Corporation tax on profits of the period at 30% (2002 - 30%, 2001 – 30%)	62	64	70
Overseas
Corporation tax on profits of the period	49	42	18
Adjustments in respect of prior years	-	(8)	-

	49	34	18

Total current tax	111	98	88

Deferred Tax
UK
Origination and reversal of timing differences in the year	5	4	(5)
Adjustments in respect of prior years	1	-	(2)

	6	4	(7)

Overseas
Origination and reversal of timing differences	10	10	2
Adjustments in respect of prior years	(2)	7	-

	8	17	2

Total deferred tax	14	21	(5)

Share of tax – associate	1	-	-

Tax on profit on ordinary activities	126	119	83

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

7.	Tax on profit on ordinary activities (continued)

b) Factors affecting tax charge for the year
The tax assessed for the year is lower than the standard rate of corporation tax in the UK (30%). The differences are explained below:

	2003	2002	2001
	£m	£m	£m
Profit on ordinary activities before tax	379	378	329
Profit on ordinary activities multiplied by standard rate of corporation tax in the UK of 30% (2001: 30%, 2000:30%)	114	113	99
Effects of:
Amortisation of intangible assets	28	27	11
Other non-deductible expenditure	2	1	1
Non-UK tax losses unrelieved	1	1	3
Utilisation of non-UK losses brought forward	(1)	-	-
Non taxable capital gains	-	(1)	(5)
Effects of overseas tax rates	(20)	(22)	(14)
Accelerated capital allowances & other timing differences	(12)	(13)	(7)
Adjustments to tax charge in respect of previous periods	(1)	(8)	-

Current tax charge for the year	111	98	88

c) Analysis of deferred tax

Movements during the year in net deferred taxation (asset)/liability:			£m
At 1 January 2003			(27)
Amount charged in the profit and loss account			14
Amount credited in the statement of recognised gains and losses			(1)
Exchange adjustments			(3)

At 31 December 2003			(17)

The net deferred taxation balance comprises:		2003	2002
		£m	£m
Accelerated capital allowances		16	16
Goodwill and other intangible assets		(19)	(23)
Retirement benefits		(12)	(14)
Other timing differences		(2)	(6)

Net deferred taxation asset		(17)	(27)

The net deferred taxation balance is reconciled to the consolidated balance sheet as follows:
Deferred taxation assets (note 14)		(27)	(31)
Deferred taxation liabilities (note 17)		22	18
Deferred taxation relating to retirement benefits (note 18)		(12)	(14)

8.	Dividends
		2003	2002	2001
		£m	£m	£m
Dividends on ordinary equity shares:
	Interim paid	62	57	53
	Final proposed	131	122	112

		193	179	165

		2003	2002	2001
		Pence per	Pence per	Pence per
Dividends on ordinary equity shares:		share	share	share
Interim paid		9.45	8.80	8.15
Final proposed		20.15	18.75	17.30

		29.60	27.55	25.45

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

9.	Earnings per share

	2003	2002	2001
	Pence	Pence	Pence
Earnings per share:
Basic	38.0	39.3	38.1

Diluted	37.9	39.1	38.0

	2003	2002	2001
Earnings:	£m	£m	£m
Basic	247	255	240

	2003	2002	2001
Weighted average number of shares:
Ordinary shares in issue	651.8	650.5	630.1
Shares held by employee share trusts	(1.8)	(2.1)	(2.1)

Shares used in the calculation of basic earnings per share	650.0	648.4	628.0
Potentially dilutive share options	1.7	2.3	1.9

Shares used in the calculation of diluted earnings per share	651.7	650.7	629.9

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

10.	Intangible fixed assets

			Other
	Goodwill	Trademarks	intangibles	Total
	£m	£m	£m	£m
Cost
At 1 January 2003	1,305	212	5	1,522
Acquisition of subsidiary (note 23)	5	-	-	5
Additions	-	9	5	14
Exchange adjustments	89	-	-	89

At 31 December 2003	1,399	221	10	1,630

Amortisation
At 1 January 2003	(105)	(41)	(1)	(147)
Charge for the year	(68)	(7)	(2)	(77)
Exchange adjustments	(7)	-	-	(7)

At 31 December 2003	(180)	(48)	(3)	(231)

Net book value
At 31 December 2003	1,219	173	7	1,399

At 31 December 2002	1,200	171	4	1,375

11.	Tangible fixed assets

	Land and	Plant and	Fittings and	Construction
	buildings	machinery	equipment	in progress	Total
	£m	£m	£m	£m	£m
Cost / valuation
At 1 January 2003	143	391	263	19	816
Additions	1	26	62	36	125
Acquisition of subsidiary (note 23)	1	1	-	-	2
Reclassifications	3	33	6	(42)	-
Disposals	(5)	(9)	(31)	-	(45)
Exchange adjustments	-	(9)	8	(1)	(2)

At 31 December 2003	143	433	308	12	896

Depreciation
At 1 January 2003	(17)	(140)	(84)	-	(241)
Charge for the year	(5)	(39)	(49)	-	(93)
Disposals	-	6	26	-	32
Exchange adjustments	-	1	-	-	1

At 31 December 2003	(22)	(172)	(107)	-	(301)

Net book value
At 31 December 2003	121	261	201	12	595

At 31 December 2002	126	251	179	19	575

	2003	2002
The net book value of land and buildings comprises:	£m	£m
Freehold	120	125
Long leasehold	1	1

	121	126

The total depreciation charge of £93m for the year includes £10m in respect of the impairment of operational plant and machinery associated with the exceptional charge (note 4).

Included within fixtures and equipment are assets acquired by finance lease with a net book value of £4m (2002 - £4m).

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

12.	Fixed asset investments

			Investment	Investment
		Investment in	in joint	in own	Other
		associate	ventures	shares	investments	Total
		£m	£m	£m	£m	£m
	Cost and share of post acquisition reserves
	At 1 January 2003	115	6	10	12	143
	Share of profit after tax	12	(3)	-	-	9
	Dividends payable to Group companies	(13)	(1)	-	-	(14)
	Additions	-	4	6	1	11
	Disposals	-	-	(2)	(3)	(5)
	Exchange adjustments	10	-	-	1	11

	At 31 December 2003	124	6	14	11	155

	Amounts written off
	At 1 January 2003	(6)	-	(5)	-	(11)
	Amortisation	(6)	-	(3)	-	(9)
	Disposals	-	-	2	-	2

	At 31 December 2003	(12)	-	(6)	-	(18)

	Net book value
At 31 December 2003	– goodwill	92	-	-	-	92
	– other	20	6	8	11	45

	– total	112	6	8	11	137

At 31 December 2002	– goodwill	90	-	-	-	90
	– other	19	6	5	12	42

	– total	109	6	5	12	132

Investment in associate

Country of
Name	incorporation	Principal activity

Lekkerland-Tobaccoland GmbH & Co. KG	Germany	Wholesale distribution of tobacco and other products.
The Group owns 25.1% of the ordinary shares through its subsidiary, Austria Tabak.

Investments in joint ventures

Country of
Name	incorporation	Principal activity

Hungarotabak-Tobaccoland Rt*	Hungary	Wholesale distribution of tobacco and other products.
R.J.Reynolds-Gallaher International SARL	Switzerland	Marketing of tobacco products in Europe.
Gallaher-Reynolds Equipment Company	Republic of	Leasing of tobacco manufacturing machinery.
Ireland
GOLD-FILTER Kereskedelmi es Szolgaltato kft	Hungary	Wholesale distribution of non-tobacco products.

* The Group owns 51% of the equity in this joint venture through its subsidiary, Austria Tabak. However, voting rights are restricted to 50%.

Investment in own shares
This represents listed shares in Gallaher Group Plc held by employee share trusts. At 31 December 2003, the employee benefit trust held 2.4 million shares (2002 – 2.0million). At 31 December 2003, no shares were held by the Gallaher Group Plc Qualifying Employee Share Ownership Trust (2002 – 0.1million). The market value of the shares held by the trusts at 31 December 2003 was £15m (2002 - £13m).

Other investments
These mainly comprise securities held by the Austria Tabak group of companies, including bonds, shares, mortgage bonds and investment certificates. Also included is the Group’s investment in its unconsolidated subsidiary, Riedenhof G.m.b.H., a company incorporated in Austria.

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

13.	Stocks
	2003	2002
	£m	£m
Raw materials and consumables	198	214
Work in progress	42	8
Finished goods and goods for resale	264	244

	504	466

14.	Debtors
	2003	2002
	£m	£m
Amounts falling due within one year
Trade debtors	694	695
Amounts due from joint ventures and associate	4	7
Other debtors	38	37
Prepayments and accrued income	15	12

	751	751

Amounts falling due after more than one year
Deferred taxation assets (note 7)	27	31
Other debtors	5	6

	32	37

15.	Current asset investments
	2003	2002
	£m	£m
Investments listed on the London and Vienna stock exchanges	5	4
Unlisted investments	19	18

	24	22

Included within current asset investments are bank certificates of deposit, bonds, funds and UK government securities amounting to £23m (2002 - £21m) which are classified as liquid resources in the cash flow statement (note 25). The cost of listed investments approximates market value.

16.	Creditors
	2003	2002
	£m	£m
Amounts falling due within one year
Borrowings (note 19)	139	201
Trade creditors	128	121
Corporate taxes	50	42
Other taxes, duties and social security contributions	658	636
Proposed dividend	131	122
Dividends payable to minorities	1	2
Amounts due to joint ventures and associate	3	2
Other creditors	36	25
Accruals and deferred income	110	94

	1,256	1,245

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

	2003	2002
	£m	£m
Amounts falling due after more than one year
Borrowings (note 19)	2,429	2,387
Accruals and deferred income	5	6

	2,434	2,393

17.	Provisions for liabilities and charges

	At					At 31
	1 January					December
	2003	Provided	Utilised	Released	Exchange	2003
	£m	£m	£m	£m	£m	£m
Reorganisation provisions	18	2	(1)	-	1	20
Employment	4	1	-	-	-	5
Deferred taxation (note 7)	18	4	-	-	-	22
Other provisions	9	-	(2)	(2)	1	6

	49	7	(3)	(2)	2	53

Reorganisation provisions

Reorganisation provisions mainly relate to depot closures in the German vending business and employee benefit liabilities relating to the acquisition of Austria Tabak.

Employment benefits

Under Austrian law, employees are entitled to a lump sum severance payment on retirement or upon notice being given. The level of these payments is dependent on current service cost and remuneration at the time of severance. Other employment benefits relate to the provision of paid leave prior to severance in Germany and contractual one-off cash payments due after a certain service period to employees of Austria Tabak.

Other provisions

Other provisions at 31 December 2003 relate mainly to vacant property obligations, costs associated with the requirement to remove vending machines in compliance with German legislation and deferred consideration relating to the acquisition of Gustavus AB. The property obligations relate to a former subsidiary’s offices where the Group has head lease commitments until 2013. Provision has been made for the residual lease commitments, after taking into account existing sub-tenant arrangements.

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

The pension costs of these arrangements are assessed in accordance with the advice of independent qualified actuaries using the projected unit method. The latest actuarial valuations of these plans were undertaken as at 31 March 2002 and 1 April 2002 respectively, and the results of these valuations have been updated to 31 December 2003. Formal valuations of the Austrian and German plans are undertaken annually, as at 31 December.

The latest agreed contribution rates for the material schemes are as follows: UK (26.6% - 29.0% per annum), Austria (9.7%) and Ireland (2.8% per annum).

The UK defined benefit pension scheme was closed to new entrants on 30 June 2003. The main Austrian pension plan was closed to new entrants on 31 December 2002.

The Group has incurred charges of £2m (2002 - £1m, 2001 - £1m) relating to defined contribution schemes, primarily within its Continental European subsidiaries.

Under FRS 17, the weighted average financial assumptions used in the valuation of the Group’s liabilities are:

	31 December 2003	31 December 2002	31 December 2001
	Per annum	Per annum	Per annum
Discount rate	5.4%	5.5%	5.8%
Rate of increase in salaries	3.4%	3.3%	4.3%
Rate of increase of pensions in payment	2.4%	2.3%	2.4%
Rate of price inflation	2.4%	2.3%	2.4%
Long-term medical expense inflation	4.1%	3.5%	4.6%

The plan assets and weighted average expected rates of return are as follows:

	31 December 2003		31 December 2002		31 December 2001
	Expected	Market	Expected	Market	Expected	Market value
	return	value	return	value	return	£m
	per annum	£m	per annum	£m	per annum
Equities	7.5%	536	8.0%	442	7.3%	546
Bonds	5.0%	289	5.0%	290	5.3%	247
Property	5.8%	7	6.5%	7	7.3%	7
Other	3.3%	3	6.4%	2	6.0%	57

Total		835		741		857

The net retirement benefits (liability)/ asset was as follows:
	31 December	31 December	31 December
	2003	2002	2001
	£m	£m	£m
Market value of assets at end of year	835	741	857
Present value of liabilities	(915)	(837)	(855)

Net (deficit)/surplus	(80)	(96)	2
Related deferred tax asset/(liability)	12	14	(12)

Net retirement benefits (liability)/asset	(68)	(82)	(10)

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

18.	Pensions and other retirement benefits (continued)

Analysis of the amount charged to operating profit:	2003	2002	2001
	£m	£m	£m
Employer service cost	(12)	(17)	(14)
Past service cost	(5)	-	-
Curtailment credit	3	-	-

Total operating charge	(14)	(17)	(14)

The total operating charge for 2003 includes a past service cost of £4m and a curtailment credit of £3m that relate to the exceptional charge (note 4).

Analysis of amount credited/(charged) to interest and other financing charges:	2003	2002	2001
	£m	£m	£m
Expected return on pension scheme assets	51	56	58
Interest on retirement benefit liabilities	(46)	(49)	(44)

Net retirement benefits financing income	5	7	14

Analysis of amount recognised in the statement of total recognised gains and losses:

	2003	2002	2001
	£m	£m	£m
Actual return less expected return on assets	44	(153)	(131)
Experience gains and losses on liabilities	(10)	43	(10)
Changes in assumptions	(38)	2	(20)

Actuarial loss on assets and liabilities	(4)	(108)	(161)

Movement in net retirement benefits (liability)/asset during the year:	2003	2002
	£m	£m
Net retirement benefits (liability)/asset at the beginning of the year	(96)	2
Employer service cost	(12)	(17)
Past service cost	(5)	-
Curtailment credit	3	-
Contributions	31	20
Net retirement benefits financing income	5	7
Actuarial loss	(4)	(108)
Exchange adjustments	(2)	-

Net retirement benefits liability at the end of the year	(80)	(96)

History of experience gains and losses in the year:	2003	2002
	£m	£m
Difference between expected and actual return on scheme assets:
Amount	44	(153)
Percentage of scheme assets	5.2%	(20.6% )
Experience gains and losses on retirement benefits liabilities:
Amount	(10)	43
Percentage of the present value of retirement benefits liabilities	(1.1% )	5.1%
Amount recognised in statement of total recognised gains and losses:
Amount
	(4)	(108)
Percentage of the present value of retirement benefits liabilities	(0.6% )	(12.9% )

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

19.	Derivatives and financial instruments

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

a)	Financial liabilities analysed by maturity date

i.   Borrowings

	2003			2002

		Other			Other
		loans and			loans and
	Bank loans	finance		Bank loans	finance
	and	lease		and	lease
	overdrafts	obligations	Total	overrdrafts	obligations	Total
	£m	£m	£m	£m	£m	£m

Due within one year	106	33	139	133	68	201
Due between one and two years	38	636	674	24	3	27
Due between two and five years	311	894	1,205	611	1,204	1,815
Due after five years	-	550	550	-	545	545

	455	2,113	2,568	768	1,820	2,588

	2003	2002
Other loans and finance leases obligations comprise:	£m	£m
Euro900m 2005 4.875%	635	587
Euro750m 2006 5.875%	528	487
Euro375m 2008 Eurobond 5.875%	264	245
£300m 2009 Eurobond 6.625%	300	300
£250m 2013 Eurobond 5.75%	250	-

Total listed bonds	1,977	1,619
Medium term notes	128	189
Equipment debt promissory notes	4	8
Finance lease obligations - including £1m due within one year	4	4

	2,113	1,820

ii.   Other financial liabilites
Other financial liabilities, comprising provisions for employment benefits, property obligations and deferred consideration relating to the acquisition of a subsidiary, have maturities as follows:

	2003	2002
	£m	£m
Due between one and two years	1	1
Due between two and five years	20	21
Due after five years	6	5

	27	27

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

19.	Derivatives and financial instruments (continued)

b)	Financial liabilities analysed by currency and interest rate risk profile

	2003

		Non-interest	Floating	Fixed	Weighted	Weighted
		bearing	rate	rate	average	average
		financial	financial	financial	interest	period of
	Total	liabilities	liabilities	liabilities	rate	fixed rate
Currency:	£m	£m	£m	£m	%	Years
Sterling	899	2	327	570	6.8	4.7
Euro	1,490	24	431	1,035	5.6	3.1
Swedish kroner	40	1	39	-	-	-
US dollar	142	-	142	-	-	-
Polish zloty	24	-	24	-	-	-

	2,595	27	963	1,605	6.2	3.7

	2002

		Non-interest	Floating	Fixed	Weighted	Weighted
		bearing	rate	rate	average	average
		financial	financial	financial	interest	period of
	Total	liabilities	liabilities	liabilities	rate	fixed rate
Currency:	£m	£m	£m	£m	%	Years
Sterling	1,022	2	200	820	7.2	3.8
Euro	1,272	8	357	907	5.8	4.1
Swedish kroner	163	17	55	91	4.8	4.5
US dollar	158	-	158	-	-	-

	2,615	27	770	1,818	6.4	4.0

The above figures take into account the various currency swaps and interest rate derivatives entered into by the Group. Floating rate financial liabilities mainly bear interest at rates referenced on inter-bank offer rates. The non-interest bearing financial liabilities relate to provisions for liabilities and charges.

c)	Financial assets analysed by currency and interest rate risk profile

	2003			2002

	Cash at			Cash at
	bank and			bank and
	in hand	Other	Total	in hand	Other	Total
Currency:	£m	£m	£m	£m	£m	£m
Sterling	26	18	44	14	18	32
Euro	44	16	60	43	15	58
Swedish Kroner	8	-	8	5	-	5
US Dollar	1	-	1	5	1	6
Russian Rouble	5	-	5	3	-	3
Other	9	-	9	4	-	4

	93	34	127	74	34	108

Cash at bank and in hand is mainly non-interest bearing. Other financial assets comprise cash deposits, short-term bank certificates of deposit, listed bonds and funds and government securities which earn interest at floating rates. In addition, 2002 included certain long term receivables which were non-interest bearing.

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

				Net foreign currency monetary assets/(liabilities)
	2003					2002

			US					US
	Sterling	Euro	Dollar	Other	Total	Sterling	Euro	Dollar	Other	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Functional currency
of Group operation
Sterling	-	31	14	1	46	-	23	11	1	35
Euro	1	-	-	-	1	2	-	-	-	2
US dollar	-	(10)	-	1	(9)	-	(13)	-	-	(13)

	1	21	14	2	38	2	10	11	1	24

e)	Fair values of financial instruments

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

	2003	2003	2002	2002
	Book value	Fair value	Book value	Fair value
	£m	£m	£m	£m

Primary financial instruments held or issued to
finance the Group’s operations:
Fixed asset investments	11	11	10	10
Current asset investments	23	23	21	21
Other debtors	-	-	3	3
Cash at bank and in hand	93	93	74	74
Borrowings falling due within one year	(139)	(139)	(201)	(205)
Borrowings falling due after more than one year	(2,429)	(2,505)	(2,387)	(2,450)
Provisions for liabilities and charges	(27)	(27)	(27)	(27)
Derivative financial instruments held to manage
the interest rate and currency profile:
Interest rate swaps, swap options, caps and floors	-	(22)	-	(22)
Currency swaps	-	-	-	5
Forward foreign exchange contracts	4	4	3	3

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

	2003		2002

	Gains	Losses	Gains	Losses
	£m	£m	£m	£m
Unrecognised gains and losses on hedges at 1 January	29	(46)	9	(38)
(Gains)/losses arising in previous years recognised in the year	(15)	18	(4)	20

Gains and losses arising before 1 January not recognised in the year	14	(28)	5	(18)
Changes in the year in unrecognised values of hedges at 1 January	1	(1)	(2)	(15)
Reclassification of gains and losses	-	-	13	(13)
Unrecognised gains and losses arising during the year	-	(8)	13	-

Unrecognised gains and losses on hedges at 31 December	15	(37)	29	(46)

Expected to be recognised – in one year or less	13	(11)	17	(9)
– in later years	2	(26)	12	(37)

g)	Borrowing facilities

The Group had the following undrawn committed borrowing facilities available at 31 December 2003:

	2003	2002
	£m	£m
Expiring within one year – bilateral revolving credit facilities	-	95
Expiring within one year – syndicated revolving credit facility	150	-
Expiring between two and five years – syndicated revolving credit facility	351	433

	501	528

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

19.	Derivatives and financial instruments (continued)

h)	Derivative financial instruments

The following table presents the derivative financial instruments held by the Group at 31 December 2003, other than short term forward foreign exchange contracts. An interest rate swap contract of £50m maturing in December 2008 with a fixed interest rate payable of 5.6% has an embedded option where the counterparty has the option to extend the contract for a further five years.

The Group has entered into certain interest rate swap transactions with contractual maturities exceeding those of the underlying debt being hedged, in anticipation of there being additional floating rate debt when the existing debt matures.

					Later		Fair
	2004	2005	2006	2007	years	Total	value
2003	£m	£m	£m	£m	£m	£m	£m

Sterling interest rate derivatives
Interest rate swaps and swap options – pay fixed, receive variable:
Notional amount	-	-	-	-	470	470	(25)
Weighted average interest rate payable (%)	-	-	-	-	6.2	6.2

Interest rate swaps – pay variable, receive fixed:
Notional amount	-	-	-	-	250	250	(7)
Weighted average interest rate receivable (%)	-	-	-	-	5.8	5.8
Margin over LIBOR payable (%)	-	-	-	-	1.0	1.0

Interest rate swaps - pay variable, receive fixed:
Notional amount	-	-	-	-	300	300	4
Weighted average interest rate receivable (%)	-	-	-	-	6.6	6.6
Margin over LIBOR payable (%)	-	-	-	-	1.3	1.3

Floors (sold):
Notional amount	300	-	-	-	-	300	-
Weighted average strike price (%)	4.0	-	-	-	-	4.0

Euro interest rate derivatives:
Interest rate swaps – pay fixed, receive variable:
Notional amount	56	56	56	-	-	168	(5)
Weighted average interest rate payable (%)	4.5	4.7	4.9	-	-	4.7

Interest rate swaps – pay variable, receive fixed:
Notional amount	-	635	-	-	-	635	11
Weighted average interest rate receivable (%)	-	4.9	-	-	-	4.9
Margin over LIBOR payable (%)	-	0.9	-	-	-	0.9

Tax equalisation swaps:
Notional amount	82	-	-	-	-	82	-

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements
19	Derivatives and financial instruments (continued)

h)	Derivative financial instruments

					Later		Fair
	2003	2004	2005	2006	years	Total	value
2002	£m	£m	£m	£m	£m	£m	£m

Sterling interest rate derivatives
Interest rate swaps and swap options – pay fixed, receive variable:
Notional amount	250	-	-	-	470	720	(38)
Weighted average interest rate payable (%)	6.7	-	-	-	6.3	6.4
Interest rate swaps – pay variable, receive fixed:
Notional amount	-	-	-	-	300	300	10
Weighted average interest rate receivable (%)	-	-	-	-	6.6	6.6
Margin over LIBOR payable (%)	-	-	-	-	1.2	1.2
Caps (sold):
Notional amount	720	-	-	-	-	720	1
Weighted average strike price (%)	7.0	-	-	-	-	7.0
Floors (sold):
Notional amount	-	300	-	-	-	300	(1)
Weighted average strike price (%)	-	4.0	-	-	-	4.0
Euro interest rate derivatives:
Interest rate swaps – pay fixed, receive variable:
Notional amount	52	52	52	52	-	208	(7)
Weighted average interest rate payable (%)	4.3	4.5	4.7	4.9	-	4.6
Interest rate swaps – pay variable, receive fixed:
Notional amount	-	-	587	-	-	587	12
Weighted average interest rate receivable (%)	-	-	4.9	-	-	4.9
Margin over LIBOR payable (%)	-	-	0.9	-	-	0.9
Swedish kroner interest rate derivatives
Notional amount	28	23	18	13	8	n/a	1
Margin of 1.37% receivable, provided Swedish
LIBOR does not exceed (%)	7.1	7.9	8.7	9.5	10.5	n/a
Cross currency swaps:
Notional amount	-	-	-	-	89	89	-
Euro interest rate receivable (%)	-	-	-	-	3.9	3.9
Swedish kroner interest rate payable (%)	-	-	-	-	4.9	4.9
Notional amount	45	-	-	-	-	45	4
Margin over EONIA receivable (%)	0.5	-	-	-	-	0.5
Margin over Sterling LIBOR payable (%)	0.5	-	-	-	-	0.5
Notional amount	12	-	-	-	-	12	1
Euro interest rate receivable (%)	5.3	-	-	-	-	5.3
Margin over Sterling LIBOR payable (%)	0.6	-	-	-	-	0.6
Notional amount	6	-	-	-	-	6	-
Margin over Yen LIBOR receivable (%)	0.3	-	-	-	-	0.3
Margin over Sterling LIBOR payable (%)	0.5	-	-	-	-	0.5
Tax equalisation swaps:
Notional amount	-	76	-	-	-	76	-

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

20.	Called up share capital
Group and Company:		Authorised		Allotted and fully paid
Ordinary shares of 10p each:		millions	£m	millions	£m
At 1 January 2003		1,050.0	105	651.6	65
Issued - share option schemes		-	-	2.0	-

At 31 December 2003		1,050.0	105	653.6	65

Included in the number of shares issued above are 0.9 million ordinary shares issued to the Employee Benefit Trust at a market value of £5m.

21.	Share options

Savings Related Share Option Scheme

Under the terms of the Gallaher Group Plc Savings Related Share Option Scheme the Board may offer options to purchase ordinary shares in the Company to employees who enter into an Inland Revenue approved Save As You Earn (“SAYE”) savings contract. The price at which options may be offered is up to 20% less than the mid-market price of a share of the Company on the London Stock Exchange immediately prior to the date of grant. The options may normally be exercised during the period of six months after the expiry of the SAYE contract, three, five or seven years after entering the scheme, or on leaving the Group’s employment, other than by resignation. The Group accounts for the discount arising on the grant of the options in accordance with the exemptions contained within UITF Abstract 17 “Employee Share Schemes”. During the year, 1.3 million shares were allocated to employees in satisfaction of options exercised under the Gallaher Group Plc Savings Related Share Option Scheme.

The following options over ordinary shares have been granted and are outstanding at 31 December 2003:

		Option		Number of shares (millions)
		Grant				Lapsed/
Date of grant	Date exercisable	price		Granted	Exercised	cancelled	Outstanding
July 1997	Sep 2002 - Feb 2005	234	p	1.3	(0.2)	(0.2)	0.9
October 1998	Dec 2001 - May 2006	330	p	0.6	(0.2)	(0.1)	0.3
October 1999	Dec 2002 - May 2007	350	p	0.3	-	(0.1)	0.2
October 2000	Dec 2003 - May 2008	297	p	1.4	(1.0)	-	0.4
October 2001	Dec 2004 - May 2009	367	p	0.6	-	(0.1)	0.5
October 2002	Dec 2005 - May 2010	559	p	0.8	-	(0.5)	0.3
October 2003	Dec 2006 - May 2011	443	p	1.4	-	-	1.4

Total				6.4	(1.4)	(1.0)	4.0

Performance share plan and deferred bonus plan
Details of these plans, which are available to senior executives and executive directors, are given in the “Compensation” discussion in Item 6. The vesting of these awards is conditional upon the achievement of certain targets. During 2003, a total of 0.7 million awards vested under the two plans in respect of the three year performance period ended 31 December 2002.

The following awards have been granted and are outstanding at 31 December 2003:

		Number of shares (millions)

			Awards	Lapsed/
Date of grant	Performance period	Granted	to vest	cancelled	Outstanding
March 2001	Jan 2001 - Dec 2003	0.6	(0.5)	(0.1)	-
March 2002	Jan 2002 - Dec 2004	1.0	-	(0.2)	0.8
March 2003	Jan 2003 - Dec 2005	1.1	-	-	1.1

Total		2.7	(0.5)	(0.3)	1.9

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

21.	Share options (continued)

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

22.	Reserves

	Share	Capital			Retirement	Profit and
	premium	redemption	Merger	Other	benefits	loss
	account	reserve	reserve	reserve	reserve	account
	£m	£m	£m	£m	£m	£m
At 1 January 2003	117	8	146	(911)	(82)	295
Retained profit for the year	-	-	-	-	19	35
Exchange adjustments	-	-	-	-	(2)	(2)
Actuarial loss recognised on retirement
benefits	-	-	-	-	(4)	-
Movement on deferred tax relating to
actuarial loss on retirement benefits	-	-	-	-	1	-
Issue of ordinary shares	8	-	-	-	-	-

At 31 December 2003	125	8	146	(911)	(68)	328

Capital redemption reserve

Upon the buy back of its own shares by the Company, the nominal value of the shares cancelled is transferred to a capital redemption reserve in accordance with Section 170(1) of the Companies Act 1985

Merger reserve

In 2001, the Company completed a private placing of 35.7 million ordinary shares of 10p in connection with the acquisition of Austria Tabak. This capital reorganisation gave rise to a merger reserve.

Other reserve

On demerger from Fortune Brands, Inc. in 1997, the Company underwent a capital reorganisation that included a purchase of own shares out of capital resulting in the creation of the other reserve.

Retirement benefits reserve
Under FRS 17, the amount of the Group’s reserves represented by the net retirement benefits liability is required to be disclosed separately from the profit and loss account.

Exchange adjustments
Included in exchange adjustments are net exchange losses on foreign currency loans amounting to £100m that have been offset against exchange gains on the net investment of overseas subsidiaries.

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

23.     Acquisitions and disposals

2003 acquisitions
In July 2003, the Group acquired Kompania Tytoniowa Merkury Sp.z.o.o. (subsequently renamed Gallaher Polska Sp.z.o.o.), a Polish company engaged in the manufacture of cigarettes, for total consideration of £11m, comprising cash payments (£8m, including acquisition costs) and net overdrafts acquired (£3m). The provisional fair value of the net assets acquired amounted to £5m. The provisional fair value adjustments, which reduced the net assets by £3m, related mainly to the valuation of tangible fixed assets, stocks and trade receivables. Goodwill of £6m has been recognised on the acquisition and is being amortised on a straight-line basis over 20 years.

During the year, the Group invested a further £4m in two joint ventures, R.J.Reynolds-Gallaher International SARL and Gallaher-Reynolds Equipment Company.

In January 2004 the Group’s associate, Lekkerland-Tobaccoland GmbH & Co. KG (“L-T”), announced the purchase of 100% of Lekkerland Europe Holding GmbH, for total consideration of £110m, which is to be funded from L-T’s own financial resources. Lekkerland Europe Holding GmbH is a German company engaged in the wholesale distribution of tobacco and other products and operates principally in EU and EU accession countries.

2002 acquisitions and disposal
In July 2002, the Group acquired Gustavus AB, a Swedish company engaged in the manufacture of both loose and portion snus for a non-material consideration comprising an initial cash sum and a deferred contingent element. There were no material fair value adjustments arising on this acquisition. During 2002, the Group invested in two joint ventures - R.J. Reynolds-Gallaher International SARL and Gallaher-Reynolds Equipment Company. Total cash paid on the above transactions amounted to £10m and goodwill of £9m has been recognised. The goodwill arising on the acquisition of Gustavus is being amortised on a straight-line basis over 20 years.

In June 2002, the Group disposed of Altesse Ges.m.b.H, a subsidiary of Austria Tabak engaged in the manufacture of cigarette papers, for cash consideration of £2m. No gain or loss was recognised on this transaction. The results of Altesse have been included in the consolidated results up to the date of disposal.

24. Reconciliation of operating profit to net cash inflow from operating activities

	2003	2002	2001
	£m	£m	£m
Group operating profit	500	498	426
Exceptional cost of sales (note 4)	39	-	12
Depreciation and amortisation of fixed assets	163	149	83
Loss/(profit) on sale of tangible fixed assets	1	(1)	2
Loss on sale of fixed asset investments	-	-	1
Decrease/(increase) in debtors	22	(127)	(49)
Increase/(decrease) in stocks	(15)	(68)	51
Increase in creditors and provisions	17	71	59
Decrease/(increase) in net retirement benefits liability	(15)	(3)	6
Cash outflow relating to exceptional charge	(21)	-	-

Net cash inflow from operating activities	691	519	591

25.     Reconciliation of net cash flow to movement in net debt

	2003	2002	2001
	£m	£m	£m
Increase/(decrease) in net cash in the year	47	1	(27)
Cash flow from increase/(decrease) in liquid resources	2	(1)	(13)
Cash flow from decrease/(increase) in debt	113	7	(844)

Change in net debt resulting from cash flows	162	7	(884)
Exchange adjustments	(121)	(74)	15
Current asset investments acquired with subsidiary	-	-	23
Loans acquired with subsidiary	-	(1)	(175)

Decrease/(increase) in net debt in the year	41	(68)	(1,021)
Net debt at 1 January	(2,493)	(2,425)	(1,404)

Net debt at 31 December	(2,452)	(2,493)	(2,425)

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

26.      Analysis of net debt

	At			At 31
	1 January		Exchange	December
	2003	Cash flow	adjustments	2003
	£m	£m	£m	£m
Cash at bank and in hand	74	16	3	93
Bank loans and overdrafts	(133)	31	(4)	(106)

Net cash	(59)	47	(1)	(13)
Current asset investments	21	2	-	23
Debt due within one year	(68)	35	-	(33)
Debt due after one year	(2,387)	78	(120)	(2,429)

Total net debt	(2,493)	162	(121)	(2,452)

27.      Operating lease commitments

The Group had annual commitments under non-cancellable operating leases at 31 December 2003 which expire as follows:

	2003	2002
	£m	£m
Within one year	2	2
Between one and five years	4	4
After five years	3	2

	9	8

These commitments relate mainly to land and buildings.

28.     Capital commitments

	2003	2002
	£m	£m
Contracts placed but not provided for in the financial statements	10	21

These commitments relate mainly to plant and machinery and merchandising units.

29.     Contingent liabilities

At 31 December 2003, the Group had contingent liabilities for guarantees given in respect of third parties which amounted to £13m (2002 - £5m).

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

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

30.     Related party transactions

During the year, the Group purchased tobacco and non-tobacco products from its associate, Lekkerland-Tobaccoland GmbH & Co KG, to the value of £145m (2002 - £309m). At 31 December 2003, there was no balance outstanding in respect of these transactions (2002 – nil).

During the year, the Group also sold tobacco and non-tobacco products and services to its associate, Hungarotabak-Tobaccoland Rt, to the value of £1m (2002 – nil). At 31 December 2003, there was no balance outstanding in respect of these transactions (2002 – nil).

During the year, the Group purchased tobacco products from its joint venture, R.J. Reynolds-Gallaher International SARL to the value of £1m (2002 - nil). In addition an advance payment in respect of stock was made to the Group of £2m (2002 - nil) this balance remains outstanding at the year end (2002 - nil). The Group also sold tobacco and non-tobacco products and services to the joint venture amounting to £33m (2002 - £13m). At 31 December 2003, the balance outstanding in respect of these transactions was £4m (2002 - £6m).

In 2002, Mr Stewart Hainsworth, a director of Liggett-Ducat CJSC, acquired at a fair market value a 9.5% equity interest in Gallaher Ukraine Limited ("GUL") for $475,000. Under the terms of the agreement Mr Hainsworth sold his holding to the Group during 2004 at a fair market value. The amount paid to Mr Hainsworth was capped at $4,750,000m.

31.     Differences between UK and US Generally accepted accounting principles

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

Profit for the financial year
		2003	2002	2001
	Notes	£m	£m	£m
Profit for the financial year as reported in the Group profit and loss
account under UK GAAP		247	255	240
Significant adjustments:
Pension costs	(a)	(15)	2	(3)
Capitalised interest	(b)	-	1	1
Long-term incentive plan	(c)	(1)	(1)	(2)
Savings related share option scheme	(d)	(1)	(1)	(1)
Mark to market adjustments on derivatives	(e)	(14)	-	(14)
Debt facility arrangement fees	(f)	(5)	(2)	7
Business combination – goodwill	(g)	74	67	1
Intangible Asset amortization	(g)	(25)	(7)	(6)
European operations restructuring	(h)	1	-	-
Deferred tax – on adjustments		5	-	6

Net income under US GAAP		266	314	229

		2003	2002	2001
		pence	pence	Pence
Basic earnings per ordinary share under US GAAP		41.0	48.6	36.5
Basic earnings per ADS under US GAAP **		164.0	194.3	145.9
Diluted earnings per ordinary share under US GAAP		40.9	48.4	36.4
Diluted earnings per ADS under US GAAP **		163.6	193.6	145.5
** each ADS represents four ordinary shares

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

Equity shareholders’ funds	Notes		2003	2002

			£m	£m
Equity shareholders’ funds as reported in the
Group balance sheet under UK GAAP			(307)	(362)
Significant adjustments:
Pension costs	(a)		27	17
Capitalised interest	(b)		4	4
Shares held by the employee benefit trust	(c)		(1)	(4)
Mark to market adjustments on derivatives	(e)		(14)	(16)
Debt facility arrangement fees	(f)		-	5
Business combination – goodwill	(g)		141	68
Intangible asset amortization	(g)		(38)	(13)
European operations restructuring	(h)		1	-
Deferred tax – on adjustments			6	11
Proposed dividend	(i)		131	122

Equity shareholders’ funds under US GAAP			(50)	(168)

			2003	2002
US GAAP equity roll forward
			£m	£m
Shareholders’ equity roll forward prepared in accordance with US GAAP is as follows:
Balance at beginning of year			(168)	(137)
Net income			266	314
Dividends			(183)	(169)
Issue of ordinary shares			9	11
Amounts deducted in respect of shares issued to the QUEST			-	(5)
Shares held by the employee benefit trust			4	-
Savings related share option schemes			1	1
FAS 133 transition adjustment			7	(3)
Additional minimum pension liability			13	(172)
Exchange adjustments			1	(8)

Balance at end of year			(50)	(168)

Note: Certain reclassifications have been made to prior year presentation to comply with current year presentation.

Consolidated statement of cash flows		2003	2002	2001
	Notes	£m	£m	£m
Set out below is a summary consolidated statement of cash flows under	(i)
US GAAP:
Cash inflow from operating activities		474	297	396
Cash (outflow) from investing activities		(135)	(122)	(1,259)
Cash inflow/(outflow) from financing activities		(297)	(223)	925

Increase/(decrease) in cash and cash equivalents		42	(48)	62
Effect of exchange rate changes on cash		(1)	2	2
Cash and cash equivalents at beginning of year		92	138	74

Cash and cash equivalents at end of year		133	92	138

Represented by:
Cash at bank and in hand		93	75	126
Current asset investments		40	17	12

Notes

F33

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

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

(c)	Long-term incentive plan/shares held by the employee benefit trust (“EBT”)

Under UK GAAP, shares of the Company held by the EBT to satisfy rights to shares arising from Gallaher’s long-term share incentive plans are recorded at cost as fixed asset investments and amortised over a period of three years, after which the share awards are expected to vest. Under US GAAP, these shares are recorded at cost and reflected as a deduction from shareholders’ funds. In addition, under US GAAP, the estimated intrinsic value of the benefits accruing to individuals during the period from share awards is charged to the income statement.

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

Under UK GAAP, derivative financial instruments that reduce exposures on anticipated future transactions may be accounted for using hedge accounting. Under US GAAP, FAS 133 requires that all derivatives be recorded on the balance sheet at fair value and changes in the fair values be recognised immediately in earnings where specific hedge accounting criteria are not met. The Group has decided not to satisfy the FAS 133 requirements to achieve hedge accounting, where permitted, and as such all changes in fair value are recognized immediately in earnings.

(f)	Debt facility arrangement fees

Under UK GAAP, debt facility arrangement fees are expensed as incurred when the expected timing and quantum of drawdown is uncertain. Under US GAAP these fees are capitalised and amortised over the facility term, regardless of expectation of drawdown

(g)	Business Combinations – Goodwill and intangible asset amortisation

Both UK and US GAAP require purchase consideration to be allocated to net assets acquired at their fair value on the date of acquisition. Under UK GAAP, goodwill arising, and separately identifiable and separable intangible assets acquired on acquisition are capitalised and amortised over their estimated useful lives.

Under US GAAP goodwill arising and identifiable intangible assets have been capitalised in accordance with FAS 141. The identifiable intangible assets are being amortised over their estimated useful lives. In accordance with FAS 142 goodwill is no longer amortised but is tested annually for impairment.

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

(h)	Accounting for Costs Associated with European operations restructuring

In July 2002, the FASB issued FAS 146, “Accounting for Costs Associated with Exit or Disposal Activities”. This standard requires the company to recognise certain costs associated with disposal activities when they are incurred, rather than at the date of a commitment to a disposal plan. FRS 12 the equivalent UK standard requires that similar costs are provided for on a commitment basis. As a result of the recently announced European operations restructuring we have provided for certain costs which are not yet eligible under FAS 146.

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

Recently issued accounting pronouncements

In December 2003, the FASB issued interpretation No. 46R, Consolidation of Variable Interest Entities – an Interpretation of ARB 51 (revised December 2003) (FIN 46R). Under this interpretation, certain entities known as Variable Interest Entities (“VIEs”) must be consolidated by the Primary Beneficiary of the entity. VIEs are those entities possessing certain characteristics, which indicate either a lack of equity investment to cover expected losses of the entity or lack of controlling financial interest by an investor. The party that absorbs a majority of the entity’s expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests is deemed to be the Primary Beneficiary and must consolidate the VIE. The Company plans to adopt FIN 46R (as revised December 2003) for special purpose entities created before 1 February 2003, with effect as of 1 January 2004. The Company will apply FIN 46R for variable interest entities not considered to be special purpose entities created before 1 February 2003, with effect as of 31 December 2004. Management currently is assessing how the classification of any VIEs under FIN 46 (as revised December 2003) applies to any of its arrangements. Management do not consider FIN 46R will have a material impact on our consolidated financial statements.

The UK’s accounting standards board has not recently issued any new accounting standards.

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

32.	Principal subsidiaries

Gallaher Group Plc is the beneficial owner of all (unless specified) of the equity share capital of its principal subsidiaries, either itself or through subsidiary undertakings. The principal subsidiaries, all of which are unlisted, are shown below. There are other intermediate holding companies.

Country of
Name	Incorporation	Principal activity

Gallaher Limited (a)	England	Manufacture, marketing and distribution of tobacco products in the UK
Benson & Hedges Limited	England	Ownership of trademarks of tobacco products
Gallaher Asia Limited	Hong Kong	Marketing of tobacco products in Asia
Gallaher Canarias SA	Spain	Marketing and distribution of tobacco products in the Canary Islands
Gallaher (C.I.) Limited (b)	Cayman	Finance Company
Islands
Gallaher (Dublin) Limited	Republic of Ireland	Marketing and distribution of tobacco products in the Republic of Ireland
Gallaher France EURL	France	Marketing of tobacco products in France
Gallaher Hellas SA	Greece	Marketing and distribution of tobacco products in Greece
Gallaher International Limited	England	Export and marketing of tobacco products outside the UK
Gallaher Italia SRL	Italy	Marketing and importation of tobacco products in Italy
Gallaher Kazakhstan LLC	Kazakhstan	Manufacture, marketing and distribution of tobacco products in Kazakhstan
Gallaher Polska Sp z.o.o.	Poland	Manufacture, marketing and distribution of tobacco products in Poland
Gallaher Spain SA	Spain	Marketing of tobacco products in Spain
Liggett-Ducat CJSC	Russia	Manufacture of tobacco products in the CIS
Liggett-Ducat Trading	Russia	Marketing and distribution of tobacco products in the CIS
Liggett-Ducat Ukraine (85%) (c)	Ukraine	Manufacture, marketing and distribution of tobacco products in Ukraine
Austria Tabak AG & Co. KG	Austria	Manufacture of tobacco products in Austria
Austria Tabak GmbH	Germany	Marketing and distribution of tobacco products in Germany
Gallaher Austria Tabak Europe GmbH & Co. KG	Austria	Marketing and distribution of tobacco products in Continental Europe
Gallaher Sweden AB	Sweden	Marketing of tobacco products in Scandinavia
Gustavus AB	Sweden	Manufacture and marketing of snus tobacco in Sweden
Tobaccoland Handels GmbH & Co. KG	Austria	Distribution of tobacco and non-tobacco products in Austria
Tobaccoland Automatengesellschaft mbH & Co. KG (63.9%)	Germany	Tobacco and non-tobacco vending operations in Germany

(a) Shares held directly by Gallaher Group Plc.
(b) The Group does not have a majority interest in the ordinary equity share capital of Gallaher (C.I.) Limited. However, given that the risks and rewards of ownership of the company rest with Gallaher and the fact that Gallaher has the power to remove the directors of the company, Gallaher (C.I.) Limited is a subsidiary undertaking, and its results, assets and liabilities are fully consolidated within the financial statements of Gallaher Group Plc.
(c) The remaining 15% owned by management will be acquired by the Group in 2004 at a fair market value.

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

2.4	Financing Agreement for €750m bond maturing in January 2005. Amendment to Financing agreement increasing principal amount to €900 million, file registration number 1-14602, and is incorporated herein by reference.

2.5	Offering Circular dated 4 February 2003 for Guaranteed Bonds due 2013, file registration number 1-14602, and is incorporated herein by reference.

2.6	Facility Agreement dated 11 March 2003 for a £650m syndicated revolving facility, file registration number 1-14602, and is incorporated herein by reference.

4.1	The Contract for the Purchase of the Liggett-Ducat group of companies was filed with the SEC on 25 May 2001, under Form 20-F, file registration number 1-14602, and is incorporated herein by reference.

4.2	Contract for the Purchase of 41.13% shareholding in Austria Tabak by and between Gallaher Group Plc and Österreichische Industrieholding Aktiengsellschaft, dated 22 June 2001 was filed with the SEC on May 24, 2002 under Form 20-F, file registration number 1-14602, and is incorporated herein by reference.

4.3	Mandatory Offer for the remaining outstanding shares of Austria Tabak, dated 9 July 2001, was filed with the SEC on 11 July 2001, under Form 6-K, and is incorporated herein by reference.

4.4	Supplementary Circular related to the purchase of the remaining shares of Austria Tabak, dated 26 September 2001, was filed with the SEC on 27 September 2001 under form 6-K, and is incorporated herein by reference.

8	List of Subsidiaries

11	Code of Ethics

12	Section 302 Certification

13	Section 906 Certification