Form 20-F
period 2004-12-31
GALLAHER GROUP PLC
filed 2005-04-15
CIK 1037333

GALLAHER GROUP Plc

Form 20-F 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OFTHE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: 31 December 2004
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
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of 31 December 2004:

Ordinary Shares nominal value 10p per share	655.1 million shares

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

GALLAHER GROUP Plc

Form 20-F 2004

i

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

ITEM 19	EXHIBITS	121

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

INTRODUCTION

We publish our consolidated financial statements expressed in United Kingdom pounds sterling. "US dollars", "US $" or "$" refer to United States currency, "Euro" or "€" refer to the currency of European states who have adopted the currency and "pounds sterling", "sterling", "£" or "p" refer to UK currency, and "£m" refers to millions of pounds sterling. Solely for convenience, translations of certain pounds sterling amounts into US dollars have been made at specified rates. These translations should not be taken to be that the pound sterling amounts actually represent such US dollar amounts or could be converted into US dollars at the rates indicated. Translations of pounds sterling into US dollars have been made as of 31 December 2004 rate of £1.00 = $1.920 being the "noon buying rate" in New York City for cable transfers in foreign currencies as announced for customs purposes by the Federal Reserve Bank of New York.

Our fiscal year ends on 31 December of each year. References to a particular year are to the fiscal year unless otherwise indicated.

"Companies Act" refers to the UK Companies Act of 1985, as amended, and "EU" refers to the European Union.

Except as indicated otherwise, market share information in respect of the UK reflects unit sales to consumers, and is based on information compiled by A.C. Nielsen Company Limited, and applies to the year ended 31 December 2004. Nielsen's information reflects the results of surveys conducted by it and represents best estimates only. A.C. Nielsen data relating to the UK cigarette market quoted in Item 5 ‘Operating and financial review and prospects – Results of Operations – Year 2004 compared with Year 2003’, refers to the total cigarette market, unless otherwise specified. A.C. Nielsen data relating to the UK cigarette market quoted elsewhere refers to the retail cigarette market. We believe that the latter measure provides a better reflection of our performance and thus adopted it during 2003. Trade sales in the UK for 2004 are based on information compiled, from data supplied by UK tobacco manufacturers and importers, by Stretch Statistical Services for the period from 1 January 2004 to 20 October 2004, and thereafter from data complied by A.C. Nielsen Company Limited and HM Customs and Excise. Market share information for the Republic of Ireland reflects unit sales to the trade in the year ended 31 December 2004 and is based on information compiled by KPMG, Dublin, which reflects the results of the compilation of data supplied by the industry. Market share information for Russia and Ukraine reflects audit information compiled by Business Analytica. Market share information for Kazakhstan reflects retail audit information compiled by A.C. Nielsen. Other market share information is mainly obtained from the distributors in the country concerned and represents sales in each country's market. This type of data has been used in all other markets where our competitive position is discussed. In some cases it may not be as robust as that supplied by recognised corporate market data collectors and the reader should not place undue reliance on the accuracy of any disclosure made.

We furnish The Bank of New York, as depositary for our American Depositary Shares, with annual reviews containing audited consolidated financial statements. These financial statements are prepared on the basis of generally accepted accounting principles (“GAAP) in the United Kingdom. We also furnish the depositary with semi-annual reports.. These reports contain interim consolidated financial information prepared in conformity with accounting principles generally accepted in the United Kingdom. This information has not been audited. The depositary mails these reports to record holders of American Depositary Receipts evidencing American Depositary Shares.

We also furnish to the depositary all notices of shareholders' meetings and other reports and communications that are made generally available to our shareholders. The depositary, to the extent permitted by law, makes such notices, reports and communications available for inspection by record holders of ADRs and mails to all record holders of ADRs the notice of a shareholders' meeting received by the depositary. We are not required to report quarterly financial information. Further information on the Company is available on our website www.gallaher-group.com.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

Cautionary Statement

This Annual Report includes ‘forward-looking statements’ within the meaning of the US securities laws. All statements other than statements of historical fact included in this Annual Report, including, without limitation, statements regarding our future financial position, strategy, impact of market trends and price increases, dividend policy, exchange rates, anticipated investments, future capital expenditure, projected sales, costs and results (including growth prospects in particular regions), plans, projects to enhance efficiency, impact of governmental regulations or actions, impact of International Financial Reporting Standards (“IFRS”), litigation outcomes and timetables, the successful integration of acquisitions and joint ventures into our Group, objectives of management for future operations and effects of restructuring activities, may be deemed to be forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to have been correct. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Important factors could cause actual results to differ materially from our expectations including, without limitation, changes in general economic, political or commercial conditions, foreign exchange rate fluctuations, interest rate fluctuations (including those from any potential credit rating decline), competitive product and pricing pressures, the impact of excise tax increases, regulatory developments, the uncertainties of litigation, difficulties in integrating acquisitions and joint ventures, production or distribution disruptions, difficulty in managing growth, declining demand for tobacco products, increasing dependence on sales in the CIS and other emerging markets, changes in the supply of tobacco and non-payment of receivables by our distributors as well as other uncertainties detailed from time to time in our public filings and announcements. The risks included here are not exhaustive. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for us to predict all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

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

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

Definitions

The terms ‘we’, ‘Gallaher’ and ‘Group’ refer to Gallaher Group Plc, a company registered in England and Wales (Number 3299793) and its subsidiaries. The term ‘Liggett-Ducat’ refers to the Liggett-Ducat group of companies. The term ‘ATG’ refers to Tobaccoland Automatengesellschaft mbH & Co KG. The term ‘Lekkerland-Tobaccoland’ refers to Lekkerland-Tobaccoland GmbH & Co KG. The term ‘Lekkerland Europa’ refers to Lekkerland-Europa Holding GmbH. The term ‘TOBA’ refers to Tobaccoland Austria (Tobaccoland Handels GmbH). The term ‘KT Merkury’ refers to Kompania Tytoniowa Sp.z.o.o. The term ‘Reynolds American’ refers to Reynolds American, Inc. The terms ‘RGI’ and ‘Reynolds-Gallaher International’ refer to the joint venture company, R.J. Reynolds-Gallaher International SARL. The term ‘Shanghai Tobacco Group’ refers to the Shanghai Tobacco (Group) Corp. The term ‘Altria’ refers to Altria Group, Inc.

v

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

Part I

ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A	Directors and Senior Management

This section is not applicable.

B	Advisers

This section is not applicable.

C	Auditors

This section is not applicable.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE

A	Offer Statistics

This section is not applicable.

B	Method and Expected Timetable

This section is not applicable.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

ITEM 3	KEY INFORMATION

A	Selected Financial Information

During 2004, UITF Abstract 17 (Revised 2003) ‘Employee Share Schemes’ and UITF Abstract 38 ‘Accounting for ESOP Trusts’ were adopted. Shares held by the Employee Benefit Trust, previously shown in the balance sheet as fixed asset investments, are now shown as a deduction from shareholders’ funds. The cost of employee share schemes is charged to the profit and loss account using the quoted market price of shares at the date of grant less the exercise price of the share options granted. The charge is accrued over the vesting period of the shares. There is an exemption from making such a charge for the Inland Revenue approved Savings Related Share Option Scheme (“SRSOS”) schemes and equivalent overseas schemes.

The 2003 consolidated balance sheet has been restated to reflect these changes to accounting policies. The impact has been to reduce investments by £8m at 31 December 2003 with a corresponding charge to the profit and loss account reserve. The 2003 consolidated cash flow statement has been restated to reflect the reallocation of the cash payments relating to the purchase of shares of £1m from ‘Capital expenditure and financial investment’ to ‘Financing’. The 2003 consolidated profit and loss account has not been restated as the effect is not material. The impact of the change in accounting policy in 2004 on profit after taxation is not material.

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

Selected Financial Data.

UK GAAP	Year ended 31 December

	2004 (a)	2004	2003	2002	2001	2000

Operating Data	$m	£m	£m	£m	£m	£m

Turnover (including duty) (b)
Continuing operations:
UK	7,066	3,680	3,611	3,720	3,685	3,665
Continental Europe	9,560	4,979	4,534	3,899	1,339	271
CIS	785	409	373	331	261	86
Rest of World	931	485	530	472	434	405

	18,342	9,553	9,048	8,422	5,719	4,427

Turnover (excluding duty)
Continuing operations:
UK	1,091	568	578	593	605	681
Continental Europe	5,741	2,990	2,637	2,325	805	150
CIS	589	307	295	281	226	77
Rest of World	230	120	131	122	103	104

	7,651	3,985	3,641	3,321	1,739	1,012

Operating profit (c)
Continuing operations:
UK	576	300	285	281	298	339
Continental Europe	328	171	172	148	75	54
CIS	90	47	34	32	20	(1)
Rest of World	96	50	53	44	46	34
Exceptional cost of sales	(15)	(8)	(39)	-	(12)	-
Other exceptional items	(17)	(9)	-	-	-	-

	1,058	551	505	505	427	426

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

UK GAAP	Year ended 31 December

	2004 (a)	2004	2003	2002	2001	2000

	$m	£m	£m	£m	£m	£m
Equity minority interests	8	(4)	(5)	(4)	(6)	-

Profit for the financial year (d)	557	290	247	255	240	252

UK GAAP	Year ended 31 December

	2004(a)		2004		2003		2002		2001		2000

Operating Data

Earnings per share:

Basic (e)	85.4	c	44.5	p	38.0	p	39.3	p	38.1	p	39.9	p
Diluted (f)	85.2	c	44.4	p	37.9	p	39.1	p	38.0	p	39.8	p
Dividends per share (g)	60.5	c	31.50	p	29.60	p	27.55	p	25.45	p	23.75	p

UK GAAP	Year ended 31 December

	2004(a)	2004	2003 (restated)	2002 (restated)	2001 (restated)	2000 (restated)

Balance Sheet Data	$m	£m	£m	£m	£m	£m

Current assets	3,948	2,056	1,404	1,350	1,203	942
Net current assets (h)	77	40	148	105	36	263
Long term debt	4,193	2,184	2,434	2,393	2,342	1,381
Total assets	7,884	4,106	3,527	3,427	3,244	1,510

Net liabilities	(422)	(220)	(284)	(332)	(317)	(461)

US GAAP	Year ended 31 December

	2004(a)		2004		2003		2002		2001		2000

Operating Data (k)	$m		£m		£m		£m		£m		£m

Net sales	18,342		9,553		9,048		8,422		5,719		4,427
Operating profit	1,125		586		535		567		414		443
Income	659		343		271		318		235		254
Minority interest	(8)		(4)		(5)		(4)		(6)		-
Net income (i)	651		339		266		314		229		254

Basic earnings per share:
Net income (j)	99.8	c	52.0	p	41.0	p	48.6	p	36.5	p	40.1	p
Basic earnings per ADS – net income	399.4	c	208.0	p	164.0	p	194.3	p	146.0	p	160.4	p

Diluted earnings per share (j)	99.5	c	51.8	p	40.9	p	48.4	p	36.4	p	40.0	p

Diluted earnings per ADS (j)	397.8	c	207.2	p	163.6	p	193.6	p	145.6	p	160.0	p

	Year ended 31 December

	2004(a)		2004		2003		2002		2001		2000

Balance Sheet Data	$m		£m		£m		£m		£m		£m
Total assets	8,682		4,522		3,797		3,649		3,603		1,721
Equity shareholders’ funds/(deficit)	513		267		(50)		(168)		(137)		(370)

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

Notes

(a)	The pound sterling amounts presented for the year ended 31 December 2004, and as that date, have been translated into US dollars at the rate of $1.92 to the pound sterling, which was the noon buying rate in New York City on 31 December 2004.

(b)	Turnover represents amounts charged to external customers for goods sold, services supplied and licence fees, and includes excise duties paid by group companies but not VAT or its equivalent. Sales incentives payable to distributors and vendors of the group’s products are deducted from turnover. These incentives primarily comprise the following – retrospective payments made to customers for specific performance, normally targeted volume sales, ranging and stock availability, and payments to customers to support shelf price reduction in relation to promotional activity.

(c)	Operating profit represents turnover less cost of sales, duty and all expenses (including exceptional items) and excluding net interest, investment income and taxes. For clarity we have disclosed exceptional items separately.

(d)	Profit for the financial year represents net income.

(e)	Basic earnings per equity share are calculated on the profit on ordinary activities after taxation, divided by the weighted average number of ordinary shares in issue during the year (2004: 651.9 million shares, 2003: 650.0 million shares, 2002: 648.4 million shares, 2001: 628.0 million shares, 2000: 632.8 million shares).

(f)	Diluted earnings per equity share are calculated on the profit on ordinary activities after taxation, divided by the weighted average number of ordinary shares in issue during the year plus potentially dilutive share options (2004: 653.5 million shares, 2003: 651.7 million shares, 2002: 650.7 million shares, 2001: 629.9 million shares, 2000: 634.0 million shares).

(g)	Dividends per equity share are calculated on total dividends, divided by the number of shares reported in note (e) above.

(h)	Net current assets is equivalent to working capital.

(i)	For a reconciliation of net income between UK GAAP and US GAAP for each of the three years in the period ended 31 December 2004, see note 31 of the notes to the financial statements.

(j)	Basic earnings per equity share under US GAAP are calculated on the net income for the year divided by the weighted average number of ordinary shares in issue during the year (See note (e) above). Each ADS represents four ordinary shares. The amounts shown are in cents (“c”) and pence (“p”).

Diluted earnings per equity share under US GAAP are calculated on the net income for the year divided by the weighted average number of ordinary shares in issue during the year plus potentially dilutive share options (See note (f) above). Each ADS represents four ordinary shares. The amounts shown are in cents (“c”) and pence (“p”).

(k)	All operations are continuing

Exchange rates

The following table sets out the exchange rates between the pound sterling and US dollar for the periods shown. We have used the noon buying rates in New York City for cable transfers in foreign currencies, as announced for customs purposes by the Federal Reserve Bank of New York.

	Year ended 31 December

US dollars per £1.00	2004	2003	2002	2001	2000

	$	$	$	$	$
Exchange rate at end of period	1.920	1.790	1.610	1.455	1.494
Average exchange rate for period*	1.833	1.635	1.504	1.438	1.514
Highest exchange rate during period	1.949	1.790	1.610	1.505	1.652
Lowest exchange rate during period	1.756	1.550	1.408	1.373	1.400

*: The average exchange rate for the period is calculated by using the average of the noon buying rates on the last business day of each month during the period.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

The highest and lowest rates for the last six months for US dollars per £1.00 were:

	High	Low

October 2004	1.839	1.780
November 2004	1.912	1.833
December 2004	1.949	1.913
January 2005	1.893	1.856
February 2005	1.926	1.856
March 2005	1.931	1.866

The exchange rate at 31 March 2005 was 1.890. We make no representation that the pound sterling amounts actually represent such dollar amounts or that such amounts have been or could be converted into dollars at such rate or any other rate. We do not use these rates in the preparation of our financial statements.

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

Adjusted earnings per share represents basic earnings per share adjusted to remove amortization and exceptional charges. We believe that non-recurring items and amortization of intangible assets can distort the underlying operating trends of our business and as such we discuss them separately in this Annual Report. Adjusted EPS, excluding such items, contains useful information as it offers our investors an additional measure to evaluate our operating trends. It is also consistent with how we and the industry present our results to the analyst community, particularly in the UK. We also use adjusted EPS as a performance indicator for certain management remuneration incentive programmes.

The most directly comparable GAAP measure to EBITAE is total operating profit, as shown in the tables below. The most directly comparable GAAP measure to adjusted EPS is basic earnings per ordinary share.

Reconciliation of Non-GAAP Financial Measures

Reconciliation of Net turnover/turnover excluding duty to Gross turnover

In this document we use net turnover / turnover excluding duty as a performance measure. The most directly comparable GAAP measure to net turnover / turnover excluding duty is gross turnover, as shown in the table below.

The net turnover / turnover excluding duty measure is a common performance indicator within the tobacco industry (both in the UK and internationally), which is utilised by us in managing our business and for performance reporting in financial statements. Analysts and investors also commonly use operating margin data derived from turnover excluding duty to assess individual company and sector relative performance across the industry.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

Reconciliation of net turnover / turnover excluding duty to gross turnover:

	2004 £m	2003 £m	2002 £m

Net turnover/turnover excluding duty	3,985	3,641	3,321
Duty	5,568	5,407	5,101
Gross turnover	9,553	9,048	8,422

Reconciliation of Earnings before Interest, Tax, Amortisation and Exceptional Items (EBITAE) to Profit for the financial year.

We do not provide segmental data to the level of profit for the financial year in our UK GAAP financial reporting. As such, below we provide a reconciliation of EBITAE to profit for the financial year at a group level.

	2004

	EBITAE	Amortisation	Exceptional charges	Total operating profit	Net interest and other finance charges	Tax on profit on ordinary activities	Equity minority interests	Profit for the financial year
	£m	£m	£m	£m	£m	£m	£m	£m

Group	651	(83)	(17)	551	(122)	(135)	(4)	290

	2003

	EBITAE	Amortisation	Exceptional charges	Total operating profit	Net interest and other finance charges	Tax on profit on ordinary activities	Equity minority interests	Profit for the financial year
	£m	£m	£m	£m	£m	£m	£m	£m

Group	627	(83)	(39)	505	(126)	(126)	(6)	247

	2002

	EBITAE	Amortisation	Exceptional charges	Total operating profit	Net interest and other finance charges	Tax on profit on ordinary activities	Equity minority interests	Profit for the financial year
	£m	£m	£m	£m	£m	£m	£m	£m

Group	582	(77)	-	505	(127)	(119)	(4)	255

Reconciliation of Basic Earnings per Share to Adjusted Earnings per Share

	2004	2003	2002
Earnings per share:	Pence	Pence	Pence
Basic	44.5	38.0	39.3
Adjustment for exceptional charges (net of tax)	1.7	4.8	-
Adjustment for intangible asset amortization – acquisition goodwill	12.7	12.7	11.9

Adjusted	58.9	55.5	51.2

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

	2004	2003	2002
Earnings:	£m	£m	£m

Net income	290	247	255
Adjustment for exceptional charges (net of tax)	11	31	-
Adjustment for intangible asset amortization – acquisition goodwill	83	83	77

Adjusted earnings	384	361	332

	2004 millions	2003 millions	2002 millions
Weighted average number of shares:
Ordinary shares in issue	654.1	651.8	650.5
Shares held by employee share trusts	(2.2)	(1.8)	(2.1)

Shares used in the calculation of basic and adjusted earnings per share	651.9	650.0	648.4
Potentially dilutive share options	1.6	1.7	2.3

Shares used in the calculation of diluted earnings per share	653.5	651.7	650.7

B	Capitalisation and Indebtedness

This section is not applicable.

C	Reasons for the Offer and Use of Proceeds

This section is not applicable.

D	Risk Factors

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

Tobacco is the most important raw material in the manufacture of tobacco products. We are not directly involved in the cultivation of tobacco leaf. As with other agricultural commodities, the price of tobacco leaf tends to be cyclical, with imbalances in supply and demand influencing future production levels. Different regions also experience variations in weather patterns, which may affect crop quality. Political unrest in any of the countries where tobacco leaf is cultivated (such as in Zimbabwe) could also significantly increase the price of these materials. Presently this situation is not materially affecting our average tobacco cost and in general terms, the effect of price fluctuations on our operating performance may be limited by the geographic spread of our tobacco leaf sources and by our practice of holding approximately six month’s average inventory of tobacco leaf across our locations. However, any significant change in tobacco leaf prices could affect our operating profit.

•	Increased regulation of the tobacco sector

Tobacco markets are subject to significant regulatory influence from governments. These include:

a)	the levying of substantial and increasing tax or substantial changes to duty structures and duty charges;

b)	restrictions such as the prohibition of smoking in many public and work places;

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

	c)	restrictions on advertising and marketing;

	d)	the display of larger health warnings, graphic pictorial warnings and statements of tar, nicotine and carbon monoxide smoke yields on product packaging;

	e)	restrictions on the minimum number of cigarettes in packs; on the display of cigarettes at the point of sale; and on access to vending machines;

	f)	regulations on the maximum tar, nicotine and smoke yields of cigarettes;

	g)	the effect of other regulations relating to the manufacturing, presentation and sale of tobacco products;

	h)	requirements regarding the potentially costly analysis of ingredients and the potential for publication of proprietary brand formula information; and

	i)	changes in duty paid allowances for travellers.

Partly because of these measures, unit sales of tobacco products in certain principal markets have declined in recent years and we expect this trend to continue. Any significant decrease in demand for our products could significantly affect our operating profit, together with our cost of complying with increased regulatory requirements.

•	Regulations on tobacco marketing could significantly reduce our ability to compete and therefore have an adverse effect on our sales and operating profit

Advertising, promotion and brand building continue to play a key role in our business, with significant expenditure on programmes to support key brands and to develop our performance in markets for new brands and brand extensions.

At a global level, the World Health Organisation Framework Convention on Tobacco Control (“WHO FCTC”) came into force in February 2005. As at 31 March 2005, 61 countries have ratified the Convention. These countries will be legally bound by the provisions of the Treaty, which include the prohibition of tobacco advertising, promotion and sponsorship within three years. Within the European Union, in June 2003 a Directive on the approximation of the laws, regulations and administrative provisions of the EU Member States concerning the advertising and sponsorship of tobacco products was adopted. Member States are required to comply with this Directive by 31 July 2005 at the latest. Its provisions include the prohibition of tobacco advertising: in the press and other printed publications; in radio broadcasting; in information society services; and, through tobacco-related sponsorship, including the free distribution of tobacco products. Member States are required to comply with this Directive by 31 July 2005 at the latest. The German Government and others have commenced a legal challenge to the Directive in the European Court of Justice (“ECJ”). Also, the EU Commission has adopted a decision that establishes the rules for the use of colour photographs or other illustrations to depict and explain the health consequences of smoking. It is for member states to decide whether to introduce such pictorial health warnings and on which product groups. As at 31 March 2005, only Belgium has confirmed that it intends to introduce pictorial warnings on cigarette packs. Other countries, including the UK have indicated they will be consulting on the introduction of pictorial health warnings.

In our main EU markets, there have been a number of regulatory developments. In Austria, the Tobacco Act was amended in November 2004 to implement various provisions of the EU Advertising and Sponsorship Directive and the WHO FCTC. The Act prohibits: the sale of cigarette packs of less than 20 cigarettes; sampling of tobacco products in tobacconist stores six months after a product launch; advertising in the press and cross border sponsorships from 1 August 2005; and, billboard and cinema advertising and national sponsorships from 1 January 2007.

In the Republic of Ireland, the Public Health (Tobacco) (Amendment) Act 2004, was signed into law in March 2004, purporting to give effect to two EU Directives and an EU Recommendation relating to tobacco. The Act includes provision for a comprehensive ban on tobacco advertising and sponsorship, measures relating to the manufacture, presentation and sale of tobacco products, and a ban on smoking in all public places with certain limited exceptions. Along with seven other plaintiffs, we have begun legal proceedings which will challenge certain parts of both the Public Health (Tobacco) Act 2002 and the Public Health (Tobacco) (Amendment) Act 2004. The case is likely to be heard in the commercial court in 2005.

In Sweden, a Bill is expected to be introduced to Parliament in 2005, which, if adopted, will severely restrict tobacco advertising and sponsorship and prohibit self-service.

In the UK, the Tobacco Advertising and Promotion Act was adopted in November 2002, which prohibited the advertising and promotion of tobacco products including billboards, press, and free distribution of samples from February 2003, and inpack promotion schemes from May 2003. The Tobacco Advertising and Promotion Act also banned sponsorship by tobacco companies from July 2003, although transitional provisions allow an exemption for ‘exceptional global events’ until July 2005. The Tobacco Advertising and Promotion (Point of Sale) Regulations 2004 came into force in December 2004 and significantly restrict the size, format and content of tobacco advertisements that may be published at point of sale and on tobacco vending machines. A joint legal challenge by us and other tobacco companies in the UK to the planned Point of Sale Regulations was not upheld.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

Outside of Europe, in the Ukraine and Kazakhstan, laws were approved in 2003 restricting tobacco advertising in the media. In Russia, legislation is being considered which would, if enacted, restrict tobacco advertising and increase the size of health warnings on tobacco products.

We will use the full range of advertising, promotion and sponsorship opportunities allowed to us for as long as these are available and will continue to explore other methods through which we can continue to build our brands. It is possible that the present regulations and any further regulations may have a material adverse affect on our ability to advertise, promote and build our brands and to promote and introduce new brands and products and thus materially adversely affect our sales and operating profit.

This important risk factor is discussed further in the regulation section in “Item 4B. Business Overview” of this Annual Report.

•	Regulations and voluntary agreements on smoking in public places and the workplace could have an adverse effect on our sales and operating profit

At a global level, the WHO FCTC came into force in February 2005. As at 31 March 2005, 61 countries have ratified the Convention. These countries will be legally bound by the provisions of the Treaty, which include protection from exposure to tobacco smoke.

A number of European countries have established legislation that restricts or prohibits smoking in public places and the workplace, which may also include bars and restaurants. Other countries have recently enacted further legislation or are considering additional restrictions. These countries include Austria, Italy, Norway, Republic of Ireland, Spain, Sweden and the UK.

In Austria, the Tobacco Act was amended in November 2004 to prohibit smoking in public places with certain exceptions from January 2005. Additionally, the Hotel, Restaurant and Catering (HORECA) sector and the ministry of health have concluded a voluntary agreement establishing designated smoking and non-smoking zones by the end of 2006.

In the Republic of Ireland, the Public Health (Tobacco) (Amendment) Act 2004, prohibited smoking in all public places with certain limited exceptions from March 2004. In the first nine months of the ban, we estimate that of the 13% decline of the cigarette market in the Republic of Ireland, some 7-8% is attributable to the ban..

In the UK, the Government’s White Paper ‘Choosing Health’ was published in November 2004, which proposes the prohibition of smoking in all enclosed public places and workplaces by the end of 2008. The only notable exception to this are pubs which do not prepare and serve food, although a smoking ban would still apply in the area around the bar. There are other proposals for smoking bans in Scotland, Wales, Northern Ireland and other major urban areas.

Outside of Europe, in Russia amendments to the federal law on Restrictions on Tobacco Smoking will come into force in June 2005. These include the prohibition of tobacco smoking in certain workplaces and public places, excluding specially designated smoking zones and the hospitality sector.

•	Excise tax increases/changes reduce sales volumes

Governments in markets where we operate have imposed considerable excise taxes on tobacco products, and some have indicated that these will continue to increase. The continuing impact of price increases in these markets, principally due to substantial duty increases in recent years, has resulted in:

	a)	pressure on manufacturing and vending margins;

	b)	reduced annual industry volumes;

	c)	greater price competition;

	d)	accelerated trading down by consumers to lower price cigarette brands or to handrolling tobacco;

	e)	increased legitimate cross border purchasing by consumers;

	f)	an illegal trade in tobacco products; and

	g)	a growth in smuggled counterfeit tobacco products.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

These changes have affected us and are expected to continue to affect us. For instance we have, in particular, been impacted by the UK Government’s policy of maintaining duty levels in excess of the duty levels of continental Europe. This has led to the cross border purchasing of cigarettes by travellers returning to the UK and illegal smuggling of cigarettes into the UK. Partly because of the black market, our UK sales have been reduced. The entry of ‘Accession Countries’ into the European Union has exacerbated the issue of price differentials provoked by different duty structures in adjacent markets. Furthermore, any shortfall in control arrangements at the borders of the Accession Countries and Eastern Europe may impact on the legitimate EU market for tobacco products. Any of these could adversely affect our operating profit.

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

We continue to increase our sales in the Commonwealth of Independent States and other emerging markets. The economic conditions in these countries have in the past suffered from substantially depressed economies, devaluation of currencies and an unstable political and commercial environment. Any deterioration in the current conditions may affect the profitability of our operations in these countries.

•	Cost of compliance with regulatory requirements

We are subject to increasing costs associated with regulatory requirements, eg IFRS, Sarbanes-Oxley, the cost of pension funding and compliance with enhanced corporate governance and specific regulations impacting upon the tobacco sector within Europe and elsewhere.

•	Highly competitive business

We must compete with other tobacco companies whose business plans and objectives may be similar to ours. Our principal competitors are Philip Morris International, British American Tobacco Plc, Japan Tobacco International, Imperial Tobacco Group Plc and Altadis Group S.A. Some of these companies have greater resources than we have including R&D facilities. Action by our principal competitors or other manufacturers could lead to competitive product differentiation and pricing pressure on our products.

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

Our production and distribution capacity is generated from a few facilities strategically located principally to supply markets geographically near our factories. Accordingly, a significant disruption in any of these facilities may have a material adverse effect on the production and distribution of our tobacco products and therefore on our operating results. Whilst we have the ability to produce different products in different factories the lead time to transfer to an alternative location and the corresponding difficulty in arranging distribution could cause a financial loss to our business.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

•	Currency fluctuations affecting our financial reporting and debt levels

Our financial statements are prepared in accordance with UK GAAP, and are stated in pounds sterling. As a result our financial reporting could be adversely affected by currency fluctuations, such as a significant increase in the value of the pound sterling against the currencies in which our turnover is denominated for example, the euro and the US dollar. As at 31 December 2004, approximately 31% of our net debt was denominated in pounds sterling and 60% in euro. Accordingly, our financial results are exposed to gains or losses arising from fluctuations in pound sterling and euro exchange rates. We are also exposed to currency risk when our expenses are in a currency other than the currency used for the sale of our products.

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

For additional information about our exposure to interest rate fluctuations, please see Item 11: “Quantative and Qualitative Disclosure about Market Risk.”

•	Difficulty in managing growth

Part of our business strategy is to pursue growth and start-up operations in new and existing markets. Our ability to achieve our planned growth depends on a number of factors, including:

	1.	our ability to compete in existing markets and identify new markets in which we can successfully operate;

	2.	the access to additional financial resources;

	3.	our ability to hire, train and retain management and other employees; and

	4.	the increased cost to the business of pension funding and regulations relating to employees.

We will also need to adapt our operating systems to accommodate the expanded operations. Such planned expansion may not be achieved or we may not be able to successfully manage the expanded operations. Failure to manage such growth effectively could adversely affect our financial condition, the results of our operations and our prospects.

•	Likelihood of identifying further acquisition opportunities

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

Typically, when we acquire a business we acquire all of its liabilities as well as its assets. Although we try to investigate each business thoroughly prior to acquisition and to obtain appropriate representations and warranties as to its assets and liabilities, there can be no assurance that we will be able to identify all actual or potential liabilities of a company prior to its acquisition or thereafter pursue claims against vendors within the limitation periods within which such claims can be made against vendors.

•	Adverse litigation and regulatory results could have an impact on profits

There are a number of instances where litigation or regulatory proceedings, hearings or claims are actual, pending or prospective or otherwisethreatened against us. Historically, such claims have focussed upon smoking and health related matters. More recently, regulatory, anti-trust and tax related claims have become a feature.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

To date, there has been no recovery of damages against any of our companies in any action alleging that our tobacco products have resulted in human illnesses. It is not possible to predict the outcome of the pending litigation. We believe that there are meritorious defences or suitable indemnities from prior risks to the actions and claims we currently face and based upon what is known to us actual, pending or prospective actions will not have a material adverse effect upon the results of our operations, our cash flow or our financial condition. There can be no assurance that:

	a)	favourable decisions will be achieved in the proceedings pending against us;

	b)	additional proceedings will not be commenced in the UK or elsewhere against us;

	c)	we will not incur damages; or

	d)	if we incur damages, such damages will not have a material impact on our operating performance or financial condition.

Regardless of the outcome of the pending litigation, the costs of defending actions and claims could be substantial and will not be fully recoverable from the plaintiffs, irrespective of whether or not we are successful. Details of the current position are found at Item 4: ‘Information on the company – Regulation and litigation’.

•	The effect of fluctuations in the pound sterling/US dollar exchange rate price on our ADSs and the US dollar value of any dividends.

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

•	Potential volatility of the price of our ordinary shares and ADSs, and the extent to which an investor may lose all or part of their investment

The market price for our ordinary shares and ADSs could be volatile and subject to fluctuations in response to a variety of factors, which could lead to losses for our shareholders and ADS holders. These factors include, but are not limited to, the following:

	a)	fluctuations in our operating results;

	b)	changes in earnings estimates by analysts;

	c)	announcements by us or our competitors relating to new products, brands or marketing campaigns, or relating to acquisitions, strategic partnerships or joint ventures;

	d)	regulations on the production, distribution or marketing of tobacco products;

	e)	additions or departures of key personnel;

	f)	potential litigation, particularly relating to actions which might be brought against us by parties seeking damages for ailments claimed to have resulted from tobacco use;

	g)	anti-trust claims or alleged claims or claims or alleged claims relating to tax liabilities; or

	h)	press, newspaper and other media reports including rumours and speculation in the tobacco sector on potential future consolidation within the industry.

•	Holders of ADSs do not hold their ordinary shares directly and as such may be subject to the following additional risks relating to ADSs rather than ordinary shares:

	(a)	In the event of a fluctuation in exchange rates during any period of time when the depositary cannot convert pounds sterling into US dollars for purposes of a dividend or other distribution, an ADS holder may lose some of the dividend or distribution. There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, or that any such transaction can be completed within a specified time period.

	(b)	Upon receipt of a notice from us of a shareholders’ meeting, the depositary has agreed to provide the holders of ADSs registered on the books of the depositary with any materials that we have distributed, along with a notice as to how each registered ADS holder can instruct the depositary on the voting of the ordinary shares underlying that holder’s ADSs. We cannot guarantee that ADS holders will receive voting materials in time to instruct the depositary how to vote. It is possible that ADS holders, or persons who hold their ADSs through brokers, dealers or third parties, will not receive notice of a shareholders’ meeting or have the opportunity to exercise a right to vote at all.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

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

We are a public limited company incorporated under the laws of England and Wales. The rights of holders of ordinary shares and, therefore, many of the rights of ADS holders, are governed by English law, regulatory and non-regulatory requirements and by our Memorandum and Articles of Association. These rights differ from the rights of shareholders in typical US corporations. In particular, English law significantly limits the circumstances under which shareholders of English companies may bring derivative actions. Under English law generally, only our company can be the proper plaintiff in a proceeding in respect of wrongful acts committed against it. In addition without prejudice, it may be difficult for a US holder to prevail in a claim against us under, or to enforce liabilities predicated upon, US securities laws or doctrines of US laws more generally.

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

Form 20-F 2004

ITEM 4     INFORMATION ON THE COMPANY

Registered Office and Group Headquarters

Gallaher Group Plc
Members Hill
Brooklands Road
Weybridge
Surrey, KT13 0QU, England

Telephone number: +44 (0)1932 859777
Facsimile number: +44 (0)1932 832792
Website: www.gallaher-group.com

Gallaher Group Plc is a public limited company, registered in England, and operates under the legislation and regulation of England and Wales. The registered company number is 3299793.

A     History and Development of the Company

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

In 1964, we identified a market opportunity for a branded lower tar cigarette and launched Silk Cut. The brand was developed through a series of successful advertising and promotional campaigns and is currently the leading low tar cigarette house in the UK.

In the 1980s, we began to give greater focus to our international operations, particularly in western Europe. The acquisition in 1993 of the rights to the Benson & Hedges trademark in other European countries, other than duty free markets, supplemented our existing rights in the UK and the Republic of Ireland and significantly increased our presence in western Europe. We are continuing to develop our presence overseas by applying in our international markets the marketing expertise we have developed successfully over the years in the UK.

The American Tobacco Company, a former subsidiary of Fortune Brands Inc. (formerly American Brands Inc.), became a 13% shareholder in Gallaher Limited in 1962 and that shareholding increased to 100% in 1975. Gallaher Limited was an indirect wholly owned subsidiary of Fortune Brands until Gallaher Limited was spun-off on 30 May 1997. Gallaher Group Plc, which was incorporated on 2 January 1997 and reregistered in England as a public limited company on 12 May 1997, was formed to acquire the business of Gallaher Limited as part of a reorganisation undertaken prior to this spin-off.

Our subsequent ability to raise funds in the capital markets has allowed us to begin following a strategy to transform ourselves from a successful UK and Irish entity with a small export business to an international player with specific interests throughout Europe, CIS and developing markets. The primary driver of our pursuit of this strategy has been acquisitions, although we have also recently embarked on strategic joint ventures in specific markets detailed below.

In 1998 we completed construction of a factory on a greenfield site in Kazakhstan. Post completion, the business has grown rapidly.

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

In August 2001, we acquired 41.13% Austria Tabak AG from the Austrian Republic and completed the purchase of the remaining shares in early 2002. We raised debt and equity proceeds to finance this acquisition. The acquisition of Austria Tabak has enabled us to significantly expand our European business.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

In December 2001, we acquired a factory in Cherkassy, Ukraine from Reemtsma Cigarettenfabriken GmbH. This acquisition has enabled us to launch Liggett-Ducat Ukraine, a strategic venture to further our growth in the CIS. In January 2004, we purchased from management the 15% of Gallaher (Ukraine) Limited that we did not already own.

In July 2002, we announced the formation of a joint venture with the R.J. Reynolds Tobacco Company (now part of the Reynolds American Group) in Continental Europe – initially in France, Spain, the Canary Islands and Italy – to manufacture, market and sell a limited portfolio of “American blend” cigarette brands. Certain markets are excluded from this agreement, including Austria. We have licensed Benson & Hedges American Blend and Benson & Hedges Red to the joint venture company, R.J. Reynolds – Gallaher International SARL, and the R.J. Reynolds Tobacco Company has licensed Reynolds and Austin. We have entered into sales distribution, marketing and manufacturing agreements with the joint venture.

We gained the manufacturing capability to enter the Swedish snus market through the acquisition of Gustavus, a local producer of both loose and portioned snus in July 2002. The Gustavus brand has an approximate 2% share of the Swedish snus market.

In 2003 and early 2004, we announced the restructuring of our European operations and administration functions. We ceased all manufacturing in the Republic of Ireland by the end of 2003, and are reducing jobs in the UK, Austria and Sweden. Exceptional charges of £39m were included in cost of sales for the year ended 31 December 2003. Additional charges of £17m associated with this programme have been included in the results for the year ended 31 December 2004 (£8m has been charged to cost of sales and £9m has been charged to administrative expenses).

In July 2003, we acquired Kompania Tytoniowa Merkury Sp.z.o.o. (subsequently renamed Gallaher Polska Sp.z.o.o.), a Polish company engaged in the manufacture of cigarettes, for total consideration of £11m.

In November 2003 we signed reciprocal trademark agreements with Shanghai Tobacco (Group) Corp. (“STG”) to manufacture, distribute and sell one of each other’s brands in China and Russia. This followed the signing of a co-operative Letter of Intent in 2002 with the China National Tobacco Corporation (“CNTC”), together with the State Tobacco Monopoly Administration (“STMA”). Under the licence agreements, STG nominated one of its key brands, Golden Deer, to be manufactured, distributed and sold in Russia by us, through Ligget-Ducat, and we nominated one of our key brands, Memphis, to be manufactured, distributed and sold by STG in China. The products were launched in the first half of 2004. We do not expect initial earnings to be material.

In January 2004 our associate, Lekkerland-Tobaccoland GmbH & Co. KG (“L-T”), purchased 100% of Lekkerland Europa Holding GmbH (“LEH”), for total consideration of £110m, which was funded from L-T’s own financial resources. LEH is a German company engaged in the wholesale distribution of tobacco and other products and operates principally in EU and EU accession countries.

In January 2005, we announced proposals for a further restructuring of our European operations. These proposals comprise: the closure of the Schwaz cigarette and Fürstenfeld cigar factories in Austria during 2005; the restructuring of production at the cigarette and cigar factories at Lisnafillan and Cardiff in the UK; and, reorganisation of some aspects of the distribution network.

Please see Item 5 “Operating and Financial Review and Prospects – Liquidity and Capital Resources – Cash flow analysis for a discussion of our significant capital expenditures.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

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

The following table shows our approximate market positions and market shares for our principal products in the primary countries in which we operate:

UK	Market position	Market share in 2004

Cigarette(1)	2nd	38.6%
Cigar	1st	46.3%
Hand rolling tobacco	2nd	29.7%
Pipe tobacco	1st	48.6%

Austria

Cigarette	1st	45.2%
Cigar	2nd	15.6%
Hand rolling tobacco	1st	33.2%
Pipe tobacco	1st	55.9%

Germany

Cigarette(2)	4th	9.2%

Sweden

Cigarette(3)	1st	38.2%

Russia

Cigarette	3rd	16.4%

Kazakhstan

Cigarette	2nd	35.1%

Ireland

Cigarette(4)	1st	49.1%
Cigars(5)	1st	47.6%

Ukraine

Cigarette	4th	14.5%

Note: The UK, Russia, Kazakhstan and Ukraine are based on retail audit data.

(1) Excluding vending and distribution of JTI brands.
(2) Factory made cigarettes only. Our share of the German market held with branded cigarette was 0.7% and our share of the market held through generic cigarettes, which we manufacture for retailers, was 8.5%.
(3) Including distributed and marketed JTI brands; based on latest available estimate of the market.
(4) Excluding distributed JTI brands.
(5) Excluding distributed Ritmeester brands.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

Principal Markets

In 2004 our operations were organised as follows: the United Kingdom, Continental Europe, the Commonwealth of Independent States and the Rest of World, which includes our operations in the Republic of Ireland.

Historically, we had focused our business principally in the UK and Ireland, although with the acquisition of Liggett-Ducat and Austria Tabak and our continuing international development this balance has shifted as the turnover data provided demonstrates.

	2004 (a)	2004	2003	2002

Operating Data	$m	£m	£m	£m

Turnover (including duty)
Continuing operations:
UK	7,066	3,680	3,611	3,720
Continental Europe	9,560	4,979	4,534	3,899
CIS	785	409	373	331
Rest of World	931	485	530	472

	18,342	9,553	9,048	8,422

Turnover (excluding duty)
Continuing operations:
UK	1,091	568	578	593
Continental Europe	5,741	2,990	2,637	2,325
CIS	589	307	295	281
Rest of World	230	120	131	122

	7,651	3,985	3,641	3,321

(a) The pound sterling amounts presented for the year ended 31 December 2004 have been translated into US dollars at the rate of $1.920 to the pound sterling, which was the noon buying rate in New York City on 31 December 2004.

United Kingdom

In the United Kingdom, we manufacture and market a wide range of cigarettes, cigars and hand rolling and pipe tobacco products. We have the leading market position in the cigar and pipe tobacco product markets, and the second-leading position in the cigarette and hand rolling tobacco product markets.

We sold 20.2 bn cigarettes in the UK in 2004 comprising various brands names and compete in the premium, mid-price and value sectors. Our Benson & Hedges Gold brand is the leading premium brand cigarette in the premium market sector, which together with Benson & Hedges Silver had a retail market share of 9.5% in 2004. Our share of the premium cigarette sector in 2004 was 46.5% excluding distributed JTI brands (47.7% including distributed JTI brands). Our Mayfair house had an overall market share of 11.7% and has a strong presence in the value sector. In February 2003 we launched a new variant , Benson & Hedges Silver. We also sell our cigarettes under other brand names, such as Silk Cut, Dorchester and Sterling.

We have a strong lead of the UK cigar market with a 46.3% share of sales to consumers in 2004. We market our cigars in the UK under the Hamlet brand, which includes Hamlet, Hamlet Miniatures, Hamlet Miniatures Filter and Hamlet Aromatic. Hamlet has a 54.6% market share in the large whiff sector, while Hamlet Miniatures had a 31.1% market share in the small whiff sector in 2004 (35.0% including Filter and Aromatic).

We have a strong position in the hand rolling tobacco market, where our market share in 2004 was 29.7%. We sell hand rolling tobacco products in the UK under the Amber Leaf and Old Holborn brands. In addition, we achieved a 48.6% market share of the UK pipe tobacco market in 2004. Three of our key pipe tobacco brands hold three of the five leading brand positions in the pipe tobacco sector.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

Continental Europe

Our operations in Continental Europe are headquartered in Vienna, Austria and includes Austria, Germany, France, Italy, Spain, Sweden, Denmark, Greece, Poland, Central Europe, the Baltic Region and the Balkans. We mainly sell cigarettes in these markets, although we also sell tobacco products in some of these countries. In addition, we operate a distribution business in certain Continental European markets, which includes the sales of tobacco and non-tobacco products, such as food and pre-paid phone cards and sales through cigarette vending machines.

Cigarette volume sales totalled 50.5 billion sticks in Continental Europe in 2004. In Austria, we have a leading position in the cigarette market, with a 45.2% market share and sell our products under the Memphis and Milde Sorte brand houses, as well as under traditional local brands.

In Germany, we market our products primarily under the Benson & Hedges and Nil brand houses, and also maintain a leading position in the German generic cigarette sector. In Sweden, we have the leading position in the cigarette market, with a 38.2% market share in 2004 based on the latest estimate of total market, which is led by our Blend brand. We also sell snus tobacco in Sweden using the Gustavus brand.

We primarily sell our cigarettes in France, Italy and Spain under the Benson & Hedges brands.We have also introduced Reynolds an American blend cigarette brand in these markets following the formation of our joint venture with R.J. Reynolds Tobacco Company.

We also export our products to the Baltic region (Estonia, Latvia and Lithuania), Central Europe (Hungary, Czech Republic, Slovenia and Slovakia) and the Balkans (Romania, Serbia, Kosovo and Bosnia). We have a strong market position in Estonia, with a 28.2% market share. We have enhanced our position in Central Europe with the launching of the Benson & Hedges Metal range in Hungary, the Czech Republic, Slovenia and Slovakia. Our sales in the Balkans have been driven by the success of our Memphis and Ronson brands.

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

The wholesale/distribution business is predominantly based in Austria and Germany with smaller operations in Estonia and Hungary. The wholesale and distribution systems within Continental Europe differ widely by country from the former monopoly markets such as Italy, Spain, Austria and France (characterised by a single wholesaler often representing 100% of annual cigarette volumes) to unregulated markets such as Germany and Belgium, where multiple wholesalers service retailers.

Commonwealth of Independent States

Our operations in the Commonwealth of Independent States (CIS) market includes the countries comprising the former Soviet Union. Russia, Kazakhstan and Ukraine are the most significant markets for us in this division, where we mainly sell cigarettes. We sold 91.0 billion sticks in the CIS market in 2004.

In Russia, where we sold 64.0 billion sticks in 2004, we had a market share of 16.4%. Our cigarettes compete predominantly in the low / intermediate price sectors, with brands such as LD and Troika, St George, Ducat and Novost. In 2004 we had an approximate 4.0% market share in the premium price sector.

We sold 10.6 billion sticks in Kazakhstan in 2004. Our cigarette sales in this market are predominantly in the higher and intermediate price sectors. We had a market share of 35.1% in 2004. Our Sovereign brand is the leading cigarette in Kazakhstan, with a market share of 16.0%, and LD, which was launched in 2001, has a market share of approximately 9.3%.

In the Ukraine, our brands accounted for 14.5% of sales to consumers in 2004. We sold 16.5 billion sticks in Ukraine, led by sales of our LD brand, which had a 3.4% market share in 2004. Higher and intermediate price brands accounted for some 90% of our invoiced volume sales in this market.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

Rest of World

Our operations in the Rest of World division include those markets other than the UK, Continental Europe, and the Commonwealth of Independent States. The Republic of Ireland is the most significant market for us in this division, but also includes Asia Pacific, Africa and the Middle East. We sold 8.9 billion sticks in 2004 in our Rest of World operations.

In the Republic of Ireland, we have a leading position in the cigarette market, with a 49.1% market share excluding distributed JTI brands (49.6% market share including distributed JTI brands). Our Benson & Hedges Gold brand is the leading brand in this market, with an 19.7% market share. We also have the leading position in the Irish cigar market, with a market share of 47.6% excluding distributed Ritmeester brands (67% market share including distributed Ritmeester brands).

In Asia, we sold 447 million sticks, driven by sales of our Sobranie House brands in Asian Duty Free markets. We have also strengthened our relationships in the region and have signed reciprocal trademark agreements with Shanghai Tobacco (Group) Corp. (“STG”) to manufacture, distribute and sell one of each other’s brands in China and Russia.

Our sales in Africa, the Middle East and Latin America totalled 5.7 billion sticks in 2004 consisting of our Ronson brand, in addition to our Sovereign and Dorchester International brands.

Changes in segmentation in 2005

On 1 October 2004, we announced a board responsibility change that led to Neil England taking responsibility for most of Continental Europe as well as retaining responsibility for the UK and the Republic of Ireland. On the same date, Stewart Hainsworth became a board director and took over responsibility for Scandinavia and the Baltics as well as retaining responsibility for the CIS, Poland and AMELA (Africa and Middle East) regions.

Following this board management restructure and the transition to IFRS for the year ending 31 December 2005, management has reviewed the primary segments under which we report our financial information. As a result, the financial information for the year ending 31 December 2005 will be reported under a new segmental structure.

The revised primary segments will reflect the underlying management structure, in line with IFRS. Ireland will be reported within the new ‘Western Europe Division’ (‘WED’), alongside the existing Continental Europe business that is managed by Neil England. Scandinavia, the Baltics and Poland, which are now the responsibility of Stewart Hainsworth, will be reported under the ‘Rest of World’ segment. The UK and CIS segments will remain unchanged under the management of Neil England and Stewart Hainsworth respectively.

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

Our principal cigarette brands are:

UK	Austria	Sweden

Benson & Hedges	Memphis	Blend
Mayfair	Meine Sorte	Right
Silk Cut	Ronson	Level
Berkeley		John Silver
Dorchester
Sovereign
Sterling

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

France	Germany	Greece
Benson & Hedges
Benson & Hedges	Benson & Hedges	Silk Cut
Reynolds (a)	Nil
Austin (a)	Meine Sorte

Spain	Russia	Kazakhstan

Benson & Hedges	LD	Sovereign
Silk Cut	Prima	LD
Mayfair	Troika	State Line
	Novost	Sobranie
St George
Ducat
Sovereign
Sobranie

Ukraine	Republic of Ireland	Poland	Italy

LD	Benson & Hedges	Brydzowe	Reynolds(a)
Troika	Silk Cut	Level	Benson & Hedges American
St George		LD	Memphis
Klassika		Bensons & Hedges
3 Kings

(a) Reynolds and Austin are licensed to the joint venture company, R.J. Reynolds – Gallaher International SARL by R.J. Reynolds Tobacco Company

Our principal cigar brand is Hamlet, including:

Hamlet
Hamlet Miniatures
Hamlet Reserve
Hamlet Special
Hamlet Aromatic

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

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

Industry Overview and Competition

We operate in a highly competitive business in all of our operating jurisdictions. In 2003, the most recent year for which information is available, an estimated 5.2 trillion cigarettes were sold throughout the world, including approximately 719 billion in the EU (including the UK and Republic of Ireland). Demand has increased in the emerging markets of eastern Europe, the Commonwealth of Independent States (CIS) and Asia, but sales in western Europe, including the UK, and North America have generally declined. We expect these trends to continue. Major international cigarette manufacturers are competing to establish their brands in the emerging markets.

There are significant differences between each of our principal markets due to:

•	duty structures;
•	distribution mechanisms;
•	the degree of government regulation; and
•	local preferences for tobacco blends in each market.

The principal western European markets are dominated by a limited number of established brands, whereas in certain Eastern European, CISand Asian markets a proliferation of brands exists. In the CIS and many other markets in which we operate, sales prices and profit margins are typically lower than those achieved in the UK and Western European markets.

United Kingdom

The UK market accounted for an estimated 52 billion cigarettes in 2004, according to the Tobacco Manufacturers Association, which made it the fifth largest market in Western Europe. We estimate that there are approximately 12.8 million adult smokers in the UK, with approximately 9.6 million being cigarette smokers. In 2004, the UK tobacco market had an estimated retail value, including excise duties and value added tax, of approximately £12 billion. Approximately £11 billion of this consisted of cigarette sales.

The volumes of tobacco products sold in the UK have declined since the 1970s. Total cigarette consumer sales over the period from 1990 to 1997 fell by an average of 3-4% per annum. Between 1997 and 2000 this trend accelerated, with a decline of approximately 7% per annum, reflecting an increasing trend for UK smokers to source their purchases from outside the UK market. Since this time the trend has slowed to approximately 2% per annum on average over the period from 2001 to 2004, primarily a result of stricter border controls and customs activity. Over recent years, competition between manufacturers based on pricing has intensified and there was downtrading from the premium and mid price sectors into value price cigarettes,the UK governments’ decision in 2002 to increase the indicative limit of cigarettes for travellers returning from within the EU from 800 to 3200 (the amount of cigarettes deemed acceptable for personal consumption) could continue to affect the amount of tobacco product sourced outside of the UK.

Continental Europe

With certain regional exceptions, tobacco consumption in Continental Europe consists principally of cigarettes, with a total estimated annual consumption of 845 billion cigarettes (including EU, Central and Eastern European markets not in the EU but excluding UK and Republic of Ireland). Germany is the largest market, with an estimated annual consumption of 114 billion cigarettes, followed by Turkey, a market in which we do not have a significant presence (108 billion), Italy (99 billion) and Spain (92 billion). The Western European markets have, until relatively recently, been broadly stable. However, consumer sales in recent years are beginning to decline and there is a greater degree of price competition fuelled by tax led price increase. In 2003 above inflation duty increases had a negative impact on total market volumes in European states including France and Germany.

Our principal competitors in the Continental European market are Philip Morris International, British American Tobacco Plc, Japan Tobacco International, Imperial Tobacco Group Plc and Altadis Group S.A.. We compete on the basis of price, quality product and a range of brands and tobacco blends. We also seek to maintain brand loyalty.

Commonwealth of Independent States

We estimate that there are around 41 million adult smokers in Russia. Over 99% of these are cigarette smokers. In 2004, the cigarette market in Russia had an estimated retail value including excise duties and sales taxes of $5.0 billion. The volume of cigarettes sold in Russia has continued to grow but the growth rate is slowing down, the growth rate in 2004 compared to 2003 was 3-4%. The proportion of the market accounted for by higher priced international brands has increased in association with economic growth and improved financial stability. There are around 400 cigarette brands sold in the Russian market. Leading international brands account for approximately 30% of volume sales. The remainder of volume sales are attributable to local brands.

We estimate that the total retail value of the Ukrainian and Kazakhstan tobacco markets in 2004 was $1.2 billion and $0.3 billion respectively. The volume of cigarettes sold in Ukraine increased by some 8% between 1997 and 2002 and is experiencing a current growth rate of approximately 1-2%. The volume of cigarettes sold in the Kazakhstan market increased by around 22% in the same period with a current growth rate of 2-3%.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

Our principal competitors in the CIS market are Philip Morris International, British American Tobacco Plc, Japan Tobacco International and Imperial Tobacco Group Plc. We compete on the basis of price, quality product and a range of brands and tobacco blends. We also seek to maintain brand loyalty.

Rest of World

The principal market in our Rest of World segment is the Republic of Ireland.

We estimate that there are around one million adult smokers in the Republic of Ireland, with around 950,000 being cigarette smokers. In 2004, the tobacco market in the Republic of Ireland had an estimated retail value including excise duties and sales taxes of some €1.8 billion. Around 97% of this consisted of cigarette sales. There are 62 cigarette brands sold in the Republic of Ireland. The market is highly concentrated with the five leading houses accounting for 80% of cigarette sales.

Our principal competitors in the Republic of Ireland are P J Carroll & Company Limited, a subsidiary of British American Tobacco Plc, and John Player & Sons (Dublin) Limited, a subsidiary of Imperial Tobacco Group Plc. We compete on the basis of price, quality product and a range of brands and tobacco blends. We also seek to maintain brand loyalty.

Marketing, Sales and Distribution

Marketing and Sales

At a global level, the World Health Organisation Framework Convention on Tobacco Control (“WHO FCTC”) came into force in February 2005. As at 31 March 2005, 61 countries have ratified the Convention. These countries will be legally bound by the provisions of the Treaty, which include the prohibition of tobacco advertising, promotion and sponsorship within three years. Within the European Union, in June 2003 a Directive on the approximation of the laws, regulations and administrative provisions of the EU Member States concerning the advertising and sponsorship of tobacco products was adopted. Member States are required to comply with this Directive by 31 July 2005 at the latest. Its provisions include the prohibition of tobacco advertising: in the press and other printed publications; in radio broadcasting; in information society services; and, through tobacco-related sponsorship, including the free distribution of tobacco products. Member States are required to comply with this Directive by 31 July 2005 at the latest. The German Government and others have commenced a legal challenge to the Directive in the European Court of Justice (“ECJ”). Also, the EU Commission has adopted a decision that establishes the rules for the use of colour photographs or other illustrations to depict and explain the health consequences of smoking. It is for member states to decide whether to introduce such pictorial health warnings and on which product groups. As at 31 March 2005, only Belgium has confirmed that it intends to introduce pictorial warnings on cigarette packs. Other countries, including the UK, have indicated they will be consulting on the introduction of pictorial health warnings.

In our main EU markets, there have been a number of regulatory developments. In Austria, the Tobacco Act was amended in November 2004 to implement various provisions of the EU Advertising and Sponsorship Directive and the WHO FCTC. The Act prohibits the sale of cigarette packs of less than 20 cigarettes, sampling of tobacco products in tobacconist stores six months after a product launch, advertising in the press and cross border sponsorships from 1 August 2005, and billboard and cinema advertising and national sponsorships from 1 January 2007.

In the Republic of Ireland, the Public Health (Tobacco) (Amendment) Act 2004, was signed into law in March 2004, purporting to give effect to two EU Directives and an EU Recommendation relating to tobacco. The Act includes provision for a comprehensive ban on tobacco advertising and sponsorship and measures relating to the manufacture, presentation and sale of tobacco products, and a ban on smoking in all public places with certain limited exceptions. Along with seven other plaintiffs, we have begun legal proceedings which will challenge certain parts of both the Public Health (Tobacco) Act 2002 and the Public Health (Tobacco) (Amendment) Act 2004. The case is likely to be heard in the commercial court in 2005.

In Sweden, a Bill is expected to be introduced to Parliament in 2005, which, if enacted, will severely restrict tobacco advertising and sponsorship and prohibit self-service.

In the UK, the Tobacco Advertising and Promotion Act was adopted in November 2002, which prohibited the advertising and promotion of tobacco products including billboards, press, and free distribution of samples from February 2003, and inpack promotion schemes from May 2003. The Tobacco Advertising and Promotion Act also banned sponsorship by tobacco companies from July 2003, although transitional provisions allow an exemption for ‘exceptional global events’ until July 2005. The Tobacco Advertising and Promotion (Point of Sale) Regulations 2004 came into force in December 2004 and significantly restrict the size, format and content of tobacco advertisements that may be published at point of sale and on tobacco vending machines. A joint legal challenge by us and other tobacco companies in the UK to the planned Point of Sale Regulations was not upheld.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

Outside of Europe, in the Ukraine and Kazakhstan, laws were approved in 2003 restricting tobacco advertising in the media. In Russia, legislation is being considered which would, if enacted, restrict tobacco advertising and increase the size of health warnings on tobacco products.

We will continue to use the full range of advertising, promotion and sponsorship opportunities allowed to us for as long as these are available.

We employ sales support staff throughout our markets and, where we have expanded our business, we have kept and utilised sales expertise specific to new markets. We also try to ensure the leveraging of skills and marketing techniques across our businesses and have a group marketing team to facilitate this.

Distribution

Other than in the German vending business we do not sell directly to consumers in any of our markets.

In 2004, two distributors each accounted for more than 12%, and together 41%, of our sales in the UK. These two distributors serve as the primary distributors in our industry, including providing distribution services for our competitors. Due to the established presence of these two distributors throughout the industry we do not believe that there will be any interruption in their provision of distribution services for our products.

Distribution within the Continental Europe division is achieved through a combination of the distribution businesses owned or associated with the group and a network of third party distributors.

In 2004, in the CIS one distributor accounted for over 90% of our sales in Russia. In Kazakhstan all of our sales are to a single distributor. Both of these distributors are well established in their respective markets and we do not believe that there will be any interruption in their provision of distribution services for our products.

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

We purchase tobacco leaf from a number of world markets, principally Brazil, Zimbabwe, Southern Europe and Asia.

As with other agricultural commodities, the price of tobacco leaf tends to be cyclical, with imbalances in supply and demand influencing future production levels. Different regions also experience variations in weather patterns, which may affect crop quality. Further, political unrest in any of the countries where tobacco leaf is cultivated as is occurring in Zimbabwe could also significantly increase the price of these materials. Though the effect of price fluctuations on our operating performance may be limited by the geographic spread of our tobacco leaf sources and by our policy of holding approximately six months inventory of tobacco leaf, any significant change in tobacco leaf prices could affect our operating profit.

Production

The production of tobacco products is a process in which tobacco leaves are dried, cut and then blended before being manufactured and packaged either into cigarettes, cigars or pipe and rolling tobacco. We use modern manufacturing processes and regularly update our machinery pool to ensure that the efficiency of our factories is amongst the best in the world.

We produce our tobacco products in the UK, Austria, Sweden, Russia, Kazakhstan, Poland, Romania and the Ukraine. The geographic spread of our manufacturing sites allows us to respond quickly to changes in market drivers and to operate efficient “in country distribution networks”. The use of multiple manufacturing locations also reduces the risk to supply in the event of a disaster at one of our sites and protects against potential tariff barriers.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

Seasonality

There is some seasonal fluctuation in tobacco consumption; however there may be occasions when factors such as duty increases can impact on invoiced sales patterns from one interim period to another.

Law, Regulation and Litigation

We are subject to significant legal restrictions, regulations and local non-statutory requirements in the jurisdictions in which we operate. We believe that we are in compliance in all material respects with applicable laws, regulations and other requirements.

At a global level, the WHO FCTC came into force in February 2005. As at 31 March 2005, 61 countries have ratified the Convention. These countries will be legally bound by the provisions of the Treaty which sets international standards on tobacco price and tax increases, tobacco advertising and sponsorship, labelling, illicit trade and environmental tobacco smoke. The WHO FCTC Conference of the Parties (“COP”) will determine further procedural and technical issues relating to the future development of the Treaty.

The EU constitution was adopted in June 2004, extending the competence of the EU to establish tobacco-related measures that have as their direct objective the protection of public health.

In May 2004, 10 additional European countries joined the EU. These countries were required to comply with the existing laws and regulations of the EU at the time of joining except for certain transitional arrangements.

Within the EU, a Directive concerning the manufacture, presentation and sale of tobacco products was adopted in 2001 and has been implemented into EU Member States’ national law. In 2005, the EU is expected to report on the application of the Directive and indicate features that should be reviewed or developed in light of developments in scientific or technical knowledge. Also, the EU Commission has adopted a decision that establishes the rules for the use of colour photographs or other illustrations to depict and explain the health consequences of smoking. It is for Member States to decide whether to introduce such pictorial health warnings and on which product groups. As at 31 March 2005, only Belgium has confirmed that it intends to introduce pictorial warnings on cigarette packs. Other countries, including the UK, have indicated they will be consulting on the introduction of pictorial health warnings.

An EU Directive relating to the advertising and sponsorship of tobacco products was adopted in 2003. Its provisions include the prohibition of tobacco advertising: in the press and other printed publications; in radio broadcasting; in information society services; and, through tobacco-related sponsorship, including the free distribution of tobacco products. Member States are required to comply with this Directive by 31 July 2005 at the latest. The German Government and others have commenced a legal challenge to the Directive in the European Court of Justice (“ECJ”).

In December 2004, the ECJ upheld the ban on the sale of certain oral tobacco products (i.e., snus) outside Sweden, following a legal challenge by a Swedish manufacturer.

A number of European countries have established legislation that restricts or prohibits smoking in public places and the workplace, which may also include bars and restaurants. Other countries have recently enacted further legislation or are considering additional restrictions. These countries include Austria, Italy, Norway, Republic of Ireland, Spain, Sweden and the UK.

In Austria, the Tobacco Act was amended in November 2004 to implement various provisions of the EU Advertising and Sponsorship Directive and the WHO FCTC. From January 2005, the Act prohibits smoking in public places with certain exceptions. Additionally, the HORECA sector and the Ministry of Health have concluded a voluntary agreement establishing designated smoking and non-smoking zones by the end of 2006. The Act also prohibits: the sale of cigarette packs of less than 20 cigarettes; sampling of tobacco products in tobacconist stores six months after a product launch; advertising in the press and cross border sponsorships from 1 August 2005; and, billboard and cinema advertising and national sponsorships from 1 January 2007.

In Germany, the sale of cigarette packs of less than 17 cigarettes was prohibited in 2004. From 2007, cigarettes may only be bought from vending machines which have youth protection technology installed.

In the Netherlands, the Government has introduced tobacco ingredient information regulations. In August 2003, we commenced a joint legal challenge to the Dutch regulations along with Philip Morris International, which, we believe, do not provide adequate protection for brand formulae. Other tobacco companies have also brought similar claims. The court proceedings are expected to be heard in April 2005.

In the Republic of Ireland, the Public Health (Tobacco) (Amendment) Act 2004, was signed into law in March 2004, purporting to give effect to two EU Directives and an EU Recommendation relating to tobacco. The Act includes provision for a comprehensive ban on tobacco advertising and sponsorship, measures relating to the manufacture, presentation and sale of tobacco products, and a ban on smoking in all public places with certain limited exceptions. Along with seven other plaintiffs, we have begun legal proceedings which will challenge certain parts of both the Public Health (Tobacco) Act 2002 and the Public Health (Tobacco) (Amendment) Act 2004. The case is likely to be heard in the commercial court in 2005.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

In Sweden, a bill is expected to be introduced to Parliament in 2005, which, if enacted, will severely restrict tobacco advertising and sponsorship and prohibit self-service.

In the UK, the Tobacco Advertising and Promotion Act was enacted in 2002. The Act prohibited sponsorship by tobacco companies from July 2003, although transitional provisions allow an exemption for ‘exceptional global events’ until July 2005. The Tobacco Advertising and Promotion (Point of Sale) Regulations 2004 came into force in December 2004 and significantly restrict the size, format and content of tobacco advertisements that may be published at point of sale and on tobacco vending machines. A joint legal challenge by us and other tobacco companies in the UK to the planned Point of Sale Regulations was not upheld. Separately, the Government’s White Paper ‘Choosing Health’ was published in November 2004, which proposes the prohibition of smoking in all enclosed public places and workplaces in England by 2008. The only notable exception to this are pubs which do not prepare and serve food, although a smoking ban would still apply in the area around the bar.

In August 2003, the UK Office of Fair Trading (“OFT”) notified us of an enquiry into vertical agreements between manufacturers and retailers in the UK cigarette, tobacco and tobacco-related markets. We are co-operating with the enquiry that remains at an information gathering stage. At this stage, it is not possible to assess whether or not the OFT will reach an adverse decision. Similarly, it is not possible, in the event that an adverse decision is reached, to assess the extent (if any) of any fines. However, in the event that the OFT considers a company has infringed UK competition law, it has the authority to levy a fine against the infringing company. Until 30 April 2004, the maximum fine could not exceed 10% of that company’s UK turnover during the relevant period. As from 1 May 2004, that limit is set by reference to worldwide turnover although it is unclear whether this new limit applies retrospectively. We have been advised that any fine would be net of duty payments. In the three years ended 31 December 2003, our aggregate UK net turnover was £1,776m (and our worldwide turnover was £8,701m). In the event of an adverse decision by the OFT, however, we would have significant rights of appeal. As at 31 March 2005, no notice has been filed by the OFT indicating its intention to reach an adverse decision in relation to this matter. In any event, we intend to defend our position vigorously.

Outside of the EU, in Kazakhstan new and larger health warning requirements were adopted and outdoor tobacco advertising prohibited in 2004.

In Russia, amendments to the federal law on Restrictions on Tobacco Smoking will come into force in June 2005. These include restrictions on the retail sale of tobacco products and the prohibition of tobacco smoking in certain workplaces and public places, excluding specially designated smoking zones and the hospitality sector. Also, legislation is being considered which would, if enacted: restrict tobacco advertising; abolish tobacco manufacturing licensing; increase the size of health warnings on tobacco products; and, limit the ingredients used in the manufacture of tobacco.

In Ukraine, the Parliament has adopted legislation requiring the labelling of cigarette packs with a production date and maximum retail price from July 2005. A transitional period to sell out existing stocks has been provided. Additionally, the maximum tar and nicotine smoke yields for filter and oval cigarettes should not be more than 15/1.3 mg and 22/1.5 mg respectively.

Tobacco Taxation

In 2002, the EU adopted a Directive increasing the minimum excise rates on all tobacco products. The provisions also include the introduction of a minimum excise burden of €60 per thousand cigarettes on the most popular price category of cigarettes (“MPPC”), which will increase to €64 per thousand cigarettes in July 2006. For certain Member States, transitional periods to comply with these minimum cigarette rates are allowed by the Directive. Additionally, a number of Member States have introduced a minimum cigarette excise duty, which relates to the duty levied on the MPPC in those countries. The EU Commission is reviewing this Directive and is planning to report to the Council and Parliament with its recommendations in 2006.

Many new EU countries are required to implement significant duty increases in order to comply with the minimum cigarette excise tax requirements. Eight countries have been allowed transitional periods – the longest until January 2010 – in which to comply. Any relaxation of the controls on personal imports from new EU states into the previous 15 Member States could have a significant negative impact on sales in neighbouring countries in the transitional periods.

In 2004, the European Commission tabled a proposal to simplify the Directive on the holding and movement of products subject to excise duty by abolishing the indicative levels of intra-EU tobacco imports for personal use. A decision is expected in 2005.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

In certain European markets, excise duty increases continue to have an impact on prices, sales and margins. These include large tax increases in Austria, Germany, France, Netherlands and changes in cigarette taxation in Italy.

In the UK, tobacco duty was raised in line with inflation in March 2005. The impact of high taxation in the UK cigarette market, resulting in high prices, has led to reduced annual industry volumes, greater price competition and trading down by consumers to lower-price cigarette brands.

We believe that the wide price differentials between high and low taxed countries both inside Continental Western Europe and other parts of the world have led to an increase in legitimate cross-border trade. They have also led to an illicit market for genuine and counterfeit cigarettes in a number of EU countries. We are totally opposed to cigarette and tobacco smuggling and we continue to support and endorse regulatory authorities’ activities to stop smuggling of tobacco products. We have a policy of co-operating with regulatory authorities with whom we readily exchange information to seek to combat illicit trade. In January 2005, we attended and made a written submission to a UK parliamentary committee (Treasury Sub-committee) inquiry into excise duty fraud, along with other tobacco companies. Our submission and oral evidence described steps we have taken to prevent our products forming part of the illicit trade in tobacco and a number of proposals which may help to reduce further the contraband trade in cigarettes.

Outside of the EU, Kazakhstan is expected to join the World Trade Organisation (“WTO”) which may also result in changes to excise rates. In Russia, the mixed tobacco excise system has been confirmed for 2005. At present, tobacco excise duty is levied on the ex-factory price. However, a proposal to change the basis of the excise duty calculation to the retail price in 2006 is expected to be considered in 2005.

Litigation

Certain companies in our Group are currently defendants in actions in the UK and the Republic of Ireland, where the plaintiffs are seeking damages for ailments claimed to have resulted from tobacco use or exposure to tobacco smoke. As at 31 March 2005, we are involved as a defendant in four individual cases in Scotland where plaintiffs seek damages for ailments claimed to have resulted from tobacco use; three of these cases are dormant and the fourth, begun in May 2004 against Gallaher Limited and another tobacco company, is at a very early stage and in any event has been stayed until July 2005. In the Republic of Ireland, to date, of the 160 claims that have been dismissed or abandoned since 1997, two plaintiffs’ appeals against the dismissal by the Court of their claims remain outstanding. Currently, the number of individual claims against our subsidiaries is 11. In each of these cases, statements of claim have been delivered making wide-ranging allegations against our subsidiaries and other tobacco companies, and against the Republic of Ireland, the attorney general and the minister for health and children, who are also named as defendants in some of those cases. Each of these claims are subject to procedural applications or challenges by us. No defence will be delivered by us pending the conclusion of all of these procedural matters.

In Poland, one of our companies, along with other tobacco companies, received a letter in December 2004 from a health association threatening legal proceedings on behalf of an unspecified number of individuals. The Group understands that proceedings were filed against the companies on 4 February 2005, although at this stage the nature of the allegations is unclear.

We are not a party to smoking litigation anywhere else in the world.

To date, there has been no recovery of damages against any of our companies in any action alleging that its tobacco products have resulted in human illnesses. It is not possible to predict the outcome of the pending litigation. We believe that there are meritorious defences to these actions and claims and that the pending actions will not have a material adverse effect upon the results of the operations, the cash flow or financial condition of our company. The pending actions and claims will be vigorously contested. There can, however, be no assurance that favourable decisions will be achieved in the proceedings pending against us, that additional proceedings will not be commenced in the UK or elsewhere against our companies, that those companies will not incur damages, or that, if incurred, such damages will not have a material impact on our operating performance or financial condition. Regardless of the outcome of the pending litigation, the costs of defending these actions and claims could be substantial and will not be fully recoverable from the plaintiffs, irrespective of whether or not they are successful.

Liggett-Ducat continues to be involved in court processes relating to payments allegedly due for unpaid taxes, penalties and fines claimed by the Russian tax authorities. As at 31 March 2005, all the challenges that have been made to the claims have been successful. Based upon the facts and matters currently known, management considers that there are meritorious defences against these claims and that they will be vigorously defended.

Costs incurred to litigate claims related to tobacco use and exposure to tobacco smoke were less than 2% of our total administrative expenses in each of the years 2001-2004 and have neither historically nor in the current fiscal year had a material impact on our results of operations.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

Intellectual Property

We are the owners of the cigarette, cigar and tobacco brands listed above under "Principal Brands” with the exception of Reynolds and Austin. These consist of our primary brands in the markets indicated and for which appropriate trademark protection is in place. We also have other intellectual property relating to our manufacturing process.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

C     Organisational structure

Gallaher Group Plc is the beneficial owner of all (unless specified) of the equity share capital of its principal subsidiaries, either itself or through subsidiary undertakings. The principal subsidiaries, all of which are unlisted, are shown below.

Name	Country of Incorporation	Principal activity

Gallaher Limited(a)	England	Manufacture, marketing and distribution of tobacco products in the UK
Benson & Hedges Limited	England	Ownership of trademarks of tobacco products
Gallaher Asia Limited	Hong Kong	Marketing and importation of tobacco products in Asia Pacific markets
Gallaher Belgium SA	Belgium	Marketing and importation of tobacco products in Benelux markets
Gallaher Canarias SA	Spain	Marketing and distribution of tobacco products in the Canary Islands
Gallaher (C.I.) Limited(b)	Cayman Islands	Finance Company
Gallaher (Dublin) Limited	Republic of Ireland	Marketing and distribution of tobacco products in the Republic of Ireland
Gallaher France EURL	France	Marketing of tobacco products in France
Gallaher Hellas SA	Greece	Marketing and distribution of tobacco products in Greece
Gallaher International Limited	England	Marketing of tobacco products outside the UK
Gallaher Italia SRL	Italy	Marketing and importation of tobacco products in Italy
Gallaher Kazakhstan LLC	Kazakhstan	Manufacture, marketing and distribution of tobacco products in Kazakhstan
Gallaher Nederlands B.V.	Netherlands	Marketing and importation of tobacco products in the Netherlands
Gallaher Polska Sp z.o.o.	Poland	Manufacture, marketing and distribution of tobacco products in Poland
Gallaher Spain SA	Spain	Marketing of tobacco products in Spain
Gallaher Switzerland SA	Switzerland	Marketing and distribution of tobacco products in developing markets (Africa, Middle East and South America)
OOO Gallaher Liggett-Ducat (formerly Liggett-Ducatt Trading)	Russia	Marketing and distribution of tobacco products in the CIS
Liggett-Ducat CJSC	Russia	Manufacture of tobacco products in the CIS
Gallaher Ukraine CJSC (formerly Liggett-Ducat Ukraine)	Ukraine	Manufacture, marketing and distribution of tobacco products in Ukraine
Austria Tabak GmbH AG & Co KG (formerly Austria Tabak AG & Co. KG)	Austria	Manufacture of tobacco products in Austria
Austria Tabak GmbH	Germany	Marketing and distribution of tobacco products in Germany
Gallaher Austria Tabak Europe GmbH & Co. KG	Austria	Marketing and distribution of tobacco products in Continental Europe
Gallaher Sweden AB	Sweden	Marketing of tobacco products in Scandinavia

Gallaher Snus AB (formerly Gustavus AB)	Sweden	Manufacture, marketing and distribution of snuff tobacco in Sweden
Tobaccoland Handels GmbH & Co. KG	Austria	Distribution of tobacco and non-tobacco products in Austria
Tobaccoland Automatengesellschaft mbH & Co. KG (63.9%)	Germany	Tobacco and non-tobacco vending operations in Germany

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

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

D	Property, plant and equipment

Our principal properties are:

•	Our international headquarters at Weybridge, Surrey, England.

•	A factory at Lisnafillan, Northern Ireland, with a capacity for the annual manufacture of 45 billion cigarettes a year and 3,500 tonnes of pipe and hand rolling tobacco.

•	A factory at Cardiff, Wales, with a capacity for the annual manufacture of 600 million cigars.

•	Offices and warehousing at Dublin, Republic of Ireland.

•	A 23,000 square metre, 30 metre high distribution warehouse at Crewe, Cheshire, England with a capacity to store over 8 billion cigarettes. An additional 8,630 square metre warehouse exists in Crewe which the Company rents to a third party.

•	A factory at Moscow, Russian Federation, with a current approval for the annual manufacture of 65 billion cigarettes. We lease 20 warehouses used variously for raw material storage or distribution purposes.

•	A factory at Almaty, Kazakhstan, with a capacity for the annual manufacture of 16.6 billion cigarettes.

•	A factory at Cherkassy, Ukraine, with a capacity for the annual manufacture of 22.3 billion cigarettes.

•	A factory in Poland with capacity for the annual manufacture of 14.9 billion cigarettes.

•	A factory in Sweden with capacity for the annual manufacture of 13 million cans of snus.

•	Four factories, respectively in Linz, Hainburg, Schwaz and Furstenfeld, Austria. These factories have a combined capacity of approximately 60 billion units (cigarettes and cigars). See below

•	A factory in Romania with capacity for the annual manufacture of 2.9 billion cigarettes.

•	Wholesale depots in Austria and Germany with a combined floorspace of 66,752 square metres.

•	European headquarters in Vienna, Austria.

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

In 2004 our factories operated in the range of 80-90% of their core manufacturing capacity.

We are not presently aware of any environmental issues that may affect the existing utilisation of our assets.

We lease the Dublin site, part of the Lisnafillan factory, certain of the Austrian wholesale branches and the Russian warehouses. We own the freehold of the remaining properties.

None of our properties are pledged as collateral.

We also own approximately 157,000 vending machines in Germany as part of our vending business, Tobaccoland Automatengesellschaft mbH & Co. KG.

Productivity review

We maintained our position at the forefront of manufacturing efficiency during 2004.

Assisted by benefits from the European operational restructuring programme announced in May 2003, we increased our overall cigarette manufacturing productivity (defined as output per worked hour) 15.1%. Together with lower leaf and non-tobacco material (“NTM”) costs, this achievement drove a reduction of 6.6% in our unit costs in real terms.

Since the year-end, we have announced proposals for further restructuring of our European operations. While maintaining our total Group production capacity, these proposals would enhance our competitive position and allow us to retain the flexibility to meet changing market demands.

We propose to close the Schwaz cigarette and Fürstenfeld cigar factories in Austria during 2005, and to further restructure production at our cigarette and cigar factories at Lisnafillan and Cardiff in the UK. A full employee consultation process is underway.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

In seeking to grow our Eastern European and developing markets business, we plan to establish on-shore production where appropriate, and concentrate remaining production for developing markets in our factory in Poland. We commenced on-shore production in Romania in the second half of 2004 and our brands are being manufactured under contract in Bosnia and Macedonia.

United Kingdom

Productivity at our Lisnafillan cigarette factory increased 22.0%.

This advance was due to higher volumes following the transfer of production for the Republic of Ireland from Dublin in late 2003 and a reorganisation of working practices, which included job reductions.

Real term unit costs reduced 11.9%. This improvement was driven by the increased productivity and assisted by lower tobacco and NTM costs.

Productivity at our Lisnafillan tobacco factory increased 11.7%, as a result of both higher volumes and increased efficiencies. This improvement contributed to a real term reduction in unit costs of 5.7%. The factory’s efficiency was enhanced further through the installation of a new primary processing line at the end of 2004. This development is part of an investment programme designed to increase the factory’s efficiency and flexibility.

Productivity at our Cardiff cigar factory reduced 14.8% as a result of a significant increase in the number and complexity of brand packs being produced to serve export markets. On a like-for-like basis, productivity relating to core UK volumes was broadly unchanged.

The changes in brand pack mix and requirements for more expensive packaging led to an increase in unit cost in real terms of 4.0%.

Continental Europe

Cigarette productivity at our factories in Austria increased 10.7%. This improvement resulted from the restructuring announced in 2003, together with improved factory efficiencies. A new ultra high-speed line has been installed in our largest Austrian factory in Linz and we plan to install additional ultra high-speed lines in both Linz and Hainburg during 2005. Real term cigarette unit costs reduced 6.9%.

In our factory in Poland, the installation of new production equipment, together with improved working practices, enabled us to meet higher demand while creating the flexibility needed to produce a growing portfolio of brands. These combined factors gave rise to an increase in productivity of 56.3%.

Unit costs in real terms reduced 4.2%, with the increase in productivity being offset by factors including depreciation associated with the new machinery.

We commenced on-shore production in Romania in October, following the leasing of a factory in Bucharest.

Commonwealth of Independent States

Cigarette productivity in the CIS increased 14.5%, driven by higher production volumes – particularly in Ukraine.

To facilitate this volume growth in Ukraine, additional machinery has been redeployed from within our Group and a new slims cigarette manufacturing line has been installed.

The increased productivity, together with stable raw material costs, gave rise to an improvement in unit costs in real terms of 4.4%.

Our ability to meet the strong demand for our brands in Russia is being enhanced through the installation of new high-speed making and packing capacity at our factory in Moscow.

The Kazakhstan operation has also increased capacity to meet volume growth in domestic and export products. The factory’s infrastructure is being upgraded and additional machinery has been transferred to Kazakhstan from within our Group.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

ITEM 5    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

Trading in 2004 was tough, with substantial increases in taxation and changes in regulation resulting in significant market declines in some key European markets. However, even with these difficult conditions, we grew volumes and profits – demonstrating the strength of our strategy and the platform for growth it has created.

In 2004, the success we achieved in the EU accession states, the Balkans and right across the CIS was particularly encouraging. We maintained our leading positions in our mature markets in the EU and developed our business in newer markets in Europe and the CIS.

Our operational efficiency was also enhanced during the year.

The ability to grow our business organically, and consistently drive down costs, resulted in both profit growth and increased cash generation in 2004.

We are making good progress with the continued restructuring of our European operations. Of those programmes currently underway, we have charged an additional £17 million in 2004 – taking the total exceptional charge to date to £56 million. We expect costs to be close to £65 million in total for these projects once they are completed.

In addition, we announced further restructuring proposals in January 2005, covering the closure of the Schwaz cigarette and Furstenfeld cigar factories in Austria. We also plan to further restructure production at our cigarette and cigar factories at Lisnafillan and Cardiff, and reorganise some aspects of our distribution network.

Our performance was negatively impacted by the effects of foreign exchange translation. Continental Europe, and the Republic of Ireland, have been affected by the marginally weaker euro, while the CIS, and parts of the Rest of World operations, have been impacted by the more significant weakening of the US dollar. These effects, however, were partly offset by Group hedging activity at the earnings per share level.

Our segmental results are summarised below:

	UK	Continental Europe	CIS	Rest of World	Total
	(£m)	(£m)	(£m)	(£m)	(£m)
Gross turnover
2004	3,680	4,979	409	485	9,553
2003	3,611	4,534	373	530	9,048
2002	3,720	3,899	331	472	8,422

Net turnover(1)
2004	568	2,990	307	120	3,985
2003	578	2,637	295	131	3,641
2002	593	2,325	281	122	3,321

Total operating profit
2004	291	163	47	50	551
2003	267	169	34	35	505
2002	281	148	32	44	505

(1) Gross turnover less duty paid by Group companies

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

European Operations’ Restructuring Programme

In 2003 and early 2004, we announced the restructuring of our European operations and administration functions. We ceased all manufacturing in the Republic of Ireland by the end of 2003, and are reducing jobs in the UK, Austria and Sweden. The total cost of the restructuring is expected to be in the region of £65m by the end of 2005, relating predominantly to redundancy payments and the impairment of operational plant and machinery. Of this total, £39m (£10m related to the impairment of operational plant and machinery and the balance primarily related to redundancy costs) was recorded as an exceptional cost of sales at 31 December 2003 (UK: £18m/CED: £3m/RoW: £18m). Additional charges of £17m (predominantly redundancy costs) associated with this programme have been included in the results for the year ended 31 December 2004 (£8m has been charged to cost of sales and £9m has been charged to administrative expenses). The tax credit associated with the 2004 exceptional charges is £6m (2003: £8m). The restructuring gave rise to a cash outflow in 2004 of £15m (2003: £21m). Once we have completed this project, by the end of 2005, we expectto achieve annualised savings of at least £20m.

In January 2005, we announced proposals for a further restructuring of our European operations. These proposals comprise: the closure of the Schwaz cigarette and Fürstenfeld cigar factories in Austria during 2005; the restructuring of production at the cigarette and cigar factories at Lisnafillan and Cardiff in the UK; and, reorganisation of some aspects of the distribution network.

The table below reflects the restructuring programme’s liability balance:

	2004 £m	2003 £m

Liability at beginning of period	11	—
Cash paid	(15)	(21)
Non-cash	(4)	(7)
Exceptional charges	17	39
Other	1	—

Liabiltiy at end of period	10	11

The majority of liabilities at 31 December 2004 are expected to crystallize in cash payments throughout 2005.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

Differences Between UK and US Generally Accepted Accounting Principles

The following discussion and analysis is based on our consolidated financial statements, which we prepare in accordance with generally accepted accounting principles in the United Kingdom (“UK GAAP”). These differ from those generally accepted in the United States (“US GAAP”). We discuss the principal differences between UK GAAP and US GAAP, as they relate to us, in note 31of the notes to the financial statements.

Results of Operations – Year 2004 compared with Year 2003

Revenue
Total turnover for 2004 at £9,553m increased 5.6% against 2003, with cigarette volume sales up 6.5% to 170.6bn. Turnover excluding duty (“net turnover”) grew 9.5% to £3,985m (2003: £3,641m).

United Kingdom

UK turnover increased 1.9% to £3,680m (2003: £3,611m). The increase largely reflects price increases (UK government duty and our own price increases) and the phasing of trade sales, partially offset by customers downtrading to cheaper products and the effects of lower volumes in the cigarette and cigar markets. Our cigarette volume sales were marginally lower, but market share continued to improve.

UK net turnover decreased 1.8% to £568m (2003: £578m).

Cigarette Market

Total UK duty-paid cigarette market sales to consumers declined by around 2.5% during 2004 and downtrading from premium and mid-price cigarettes into value cigarettes continued.

The shares of retail sales accounted for by each price sector were: value: 59.1% (2003: 56.6%); mid-price: 10.1% (2003: 11.2%); and, premium: 30.8% (2003: 32.2%).

Our UK volumes reduced 0.4% to 20.2bn cigarettes. This modest decrease reflected the reduced market size, partly offset by a small increase in our market share and a softer comparative period in 2003 due to the phasing of trade sales into December 2002.

Our total cigarette market share excluding distributed brands was slightly up at 38.6% (2003: 38.1%). We increased our share of the value cigarette sector to 35.2% (2003: 33.2%) and continued to lead the premium cigarette sector with a share of 46.5% (2003: 47.4%).

Our largest UK houses, Mayfair and Benson & Hedges, supported this performance. Mayfair continued to perform strongly, growing share to 11.7% (2003: 10.4%) and Benson & Hedges’ market share increased to 9.5% (2003: 9.3%).

Cigar Market

Total UK cigar market volumes continued to decline, falling by an estimated 9.0%.

We maintained our lead of the UK cigar market, albeit with a slightly reduced share of 46.3% (2003: 47.0%). This decline reflected a faster reduction in the size of the medium cigar sector, where we have a large share, than in the size of the small cigar sector, where our share is lower.

The market leader Hamlet held its share of the medium cigar sector at 54.6% (2003: 54.5%) and Hamlet Miniatures’ share of the small cigar sector was 31.1% (2003: 32.0%).

Tobacco Market

Total UK handrolling tobacco market volumes grew by an estimated 5.0%.

Our share was 29.7% (2003: 31.3%) with growth in Amber Leaf’s share to 17.0% (2003: 15.9%) being more than offset by the ongoing decline of Old Holborn.

The small UK pipe tobacco market reduced by an estimated 7.5%. We continued to lead this market with a 48.6% share (2003: 49.6%).

Continental Europe

Continental Europe (“CE”) delivered a strong performance in 2004, growing total turnover by 9.8% to £4,979m (2003: £4,534m). This growth was achieved in the face of difficult trading conditions and in spite of the weakening of the euro. CE cigarette volume sales grew 6.4% to 50.5bn (2003: 47.4bn). Underlying volume growth was 1.2%, after adjusting for the contribution of Gallaher Poland, following the acquisition of KT Merkury in July 2003.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

CE net turnover increased 13.4% to £2,990m (2003: £2,637m), and was made up of: CE tobacco net turnover of £446m (2003: £434m); and, distribution net turnover of £2,544m (2003: £2,203m), benefiting by £490m from the purchase of Lekkerland Europa (“LEH”) by our associate Lekkerland-Tobaccoland (“L-T”) in January 2004. Underlying distribution net turnover declined 6.7%, reflecting market declines in Austria and Germany.

In 2004, a change in the route to the Italian market for the volumes of the our joint venture with Reynolds American, RGI – through the Gallaher Italia entity – led to a grossing up of both net turnover and costs by £22m.

Tobacco Products

The duty-paid Austrian cigarette market declined around 5%. Year-end volumes were supported by a pull forward of sales into 2004 due to increased demand ahead of a duty and price increase in January 2005. Without this pull forward of sales, the Austrian market would have declined by around 7.0%, largely as a result of increased illegal cross-border trade from new EU member states. Our Austrian market share was 45.2% (2003: 46.5%). This was a moderate reduction in market share when compared with the trend in recent years. This was due to the stabilisation of the our core Memphis house’s market share at 27.0% (2003: 26.8%), underpinned by modest growth from Memphis Classic.

In Sweden, duty-paid cigarette market volumes reduced some 5%, with an increase in cross-border trade from new EU member states adding to the underlying rate of mature market decline. Our total market share was 38.2% (2003: 39.1%) with growth from our newer brand, Level, partly offsetting ongoing declines from the mature brands Blend and Right. The snus market in Sweden grew 3.6%. We increased our average share of this market to 2.4% (2003: 1.3%), despite strong competition from other new market entrants.

In Germany, the total duty-paid cigarette market declined 15.5% due to substantial increases in taxation, retail prices and cross-border trade. The large private label cigarette sector outperformed the wider market with a volume decline of only 11.3%, increasing its share to 16.9%. We extended our lead of the private label cigarette sector, increasing our share of the total market held through private label cigarettes to 8.5% (2003: 7.3%), while maintaining our branded cigarette market share at 0.7%. During the second half of 2004, we launched a range of Ronson cigarettes and other tobacco products, including packs of ‘singles’, in the German market. Initial Ronson sales volumes have been encouraging.

In Greece, the cigarette market has experienced downtrading from premium to lower-priced products. This trend has impacted our principal brand Silk Cut, which experienced an 8.4% volume decline. In the handrolling tobacco market, we increased volumes by 21.0%, driven by the ongoing success of Old Holborn.

In France, the total duty-paid cigarette market declined 21.1%, as a result of successive steep increases in cigarette taxation. Our total cigarette market share was 3.1% (2003: 3.0%) with robust performances from both our Benson & Hedges Metal range and brands marketed by Reynolds-Gallaher International, including the recently launched Austin. We also performed well in the French cigar market. Growth from Hamlet drove an increase in our market share to 1.2% (2003: 0.7%).

In the context of the other large Continental European markets, total duty-paid cigarette market volumes in Italy and Spain were relatively stable, with respective declines of 2.3% and 0.4%. Our market share in Italy increased to 4.9% (2003: 3.2%). This success was driven by growth from Benson & Hedges American Blend. Our market share in Spain was 1.7% (2003: 1.6%).

We have continued to make strong progress in Central and Eastern Europe.

In Poland, our cigarette market share grew in 2004, to reach 4.9% in December, up from 2.6% in December 2003. Our average 2004 market share was 4.0%. Our success in Poland is being driven by growth from our international brands, most notably LD and Level.

Following the accession of the Czech Republic to the EU, and the abolition of import tariffs, we have been able to compete in the market at a variety of price points. We made strong progress in the second half, with our market share reaching 6.2% in December (December 2003: 0.1%), driven by sales of Ronson. Our average 2004 market share in the Czech Republic was 1.8%.

We also made good progress in Estonia and the Balkans, where we opened a factory in Romania. We increased our market share in Estonia to 28.2% (2003: 23.0%) and grew our pan-Balkan market share to an estimated 5.6% (2003: 4.9%).

Distribution Business

Our distribution businesses were impacted by the market declines in Austria and Germany.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

In Austria, a continued focus on operational costs at TOBA and price increases in the Austrian cigarette market largely offset the impact of the total market decline.

In Germany, ATG – the vending company in which we have a 63.9% holding – was affected by the decline in total market volumes and downtrading from branded cigarettes to generic cigarettes and other tobacco products. The branded cigarette sector declined 16.3%.

In addition to this, ATG was impacted by disadvantageous optical pricing in the vending channel following the duty increase in March – although the subsequent duty increase in December created parity in optical pricing between the cigarette vending and retail markets for premium brands.

The impact of these unfavourable market conditions on ATG was partly mitigated by a focus on operational cost reduction (including further rationalisation of vending sites) and higher margins following the price increases in the German market.

ATG’s share of total cigarette sales was 6.0% (2003: 5.9%).

The lower German cigarette market volumes also impacted Lekkerland-Tobaccoland (“L-T”) – an associate in which we have a 25.1% holding. This impact was, however, more than offset by L-T’s acquisition of Lekkerland Europa in January 2004.

Commonwealth of Independent States

The CIS delivered strong volume growth and market share gains across the region. Volumes increased 10.3% to 91.0bn cigarettes (2003: 82.5bn). This growth was achieved despite excise duty increases in both Russia and Ukraine and manufacturer price increases. This strong performance more than offset the impact of the substantially weaker US dollar (reflecting largely US dollar denominated sales) and resulted in a 9.8% increase in CIS turnover to £409m (2003: £373m). CIS net turnover increased 4.2% to £307m (2003: £295m).

Russia

We grew our share of the total Russian cigarette market to 16.4% (2003: 15.0%).

This achievement was due to the success of a variety of brands across the intermediate – and higher-priced sectors. These included St George, Troika and Sobranie. The growth of these brands was underpinned by the ongoing strength of LD, which slightly increased market share to 5.3% (2003: 5.2%).

We continued to grow our share in the higher value cigarette sectors, increasing our share of the higher-priced sector to 3.7% (2003: 2.3%) and our share of the intermediate-priced sector to 24.5% (2003: 21.9%).

Kazakhstan

We grew our share of the total cigarette market in Kazakhstan to 35.1% (2003: 30.0%). This advance was driven by gains from brands across price sectors including Sovereign, Sobranie and LD.

We increased our lead of the higher-priced sector with a share of 58.7% (2003: 49.2%), and grew our share of the intermediate sector to 25.7% (2003: 21.3%). Our share of these two sectors combined was 37.7% (2003: 34.5)%.

We also increased export volumes from Kazakhstan to adjacent markets, including Kyrgyzstan.

Ukraine

We grew our share of the total cigarette market in Ukraine to 14.5% (2003: 11.6%) due to advances from intermediate-priced brands including Level, St George and Troika.

We increased our share of the intermediate-priced sector to 20.0% (2003: 15.6%).

Rest of World

Our Rest of World turnover declined 8.5% to £485m (2003: £530m), and RoW net turnover reduced 8.7% to £120m (2003: £131m). These movements mainly reflect lower volumes in the Republic of Ireland and the Africa and Middle East (“AMELA”) regions and adverse exchange movements. RoW volume sales totalled 8.9bn cigarettes (2003: 10.0bn).

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

Republic of Ireland

The total cigarette market in the Republic of Ireland declined 11.3% in 2004. This reduction was influenced by successive above inflation duty increases and the ban on workplace smoking that came into force at the end of March.

Our cigarette volume sales were 2.8bn (2003: 3.1bn). We maintained our lead of the cigarette market with a share of 49.1% excluding distributed brands (2003: 49.5%).

AMELA

Our AMELA volumes reduced 13.2% to 4.9bn cigarettes (2003: 5.6bn). Growth in Nigeria was more than offset by a reduction in volumes elsewhere including those manufactured under contract.

We are planning to increase our flexibility and competitiveness in developing markets by employing lower-cost production for these markets, using our factory in Poland or on-shore facilities where appropriate.

We have agreed to purchase a factory site in South Africa and intend to commence local production of our mainstream brands during 2005.

Asia Pacific

Asia Pacific cigarette volumes increased 14.6% to 0.4bn cigarettes with strong performances in China, Taiwan and regional duty free. Sales of other tobacco products also grew significantlyas we commenced production of cigars for the Japanese market.

In China, on-shore production of Memphis commenced in May 2004 under license with Shanghai Tobacco Group and permission was received from the China National Tobacco Import Export Company to import LD into the market.

In Singapore, Memphis was launched in November and we are continuing to build foundations for future growth throughout the Asia Pacific region.

Group Profit and Loss Analysis

Duty paid increased 3% in 2004 to £5,568m, compared to £5,407m in 2003. This movement arises as a result of duty increases in most of our key markets as discussed in our performance factors above and the impact of increased volume sales across the business.

Exceptional charges. In 2003 and early 2004, we announced the restructuring of our European operations and administration. We ceased all manufacturing in the Republic of Ireland by the end of 2003, and reduced jobs in the UK, Austria and Sweden. Exceptional charges of £39m were included in cost of sales for the year ended 31 December 2003. Additional charges of £17m associated with this programme have been included in the results for the year ended 31 December 2004 (£8m has been charged to cost of sales and £9m has been charged to administrative expenses). The tax credit associated with the 2004 exceptional charges is £6m (2003: £8m). The restructuring charges mainly relate to redundancy costs and the impairment of operational plant and machinery. The restructuring gave rise to a cash outflow in 2004 of £15m (2003: £21m).

Other costs of sales decreased £73m or 4.7%in 2004 to £1,495m, compared to £1,568m in 2003. Before taking into account exceptional items the underlying item decreased 2.7% to £1,487m from £1,529m in 2003 mainly comprising improved operational efficiency and the favourable effects on Euro based costs of the weaker Euro.

Total costs of sales increased £88m or 1.3% in 2004 to £7,063m, compared to £6,975m in 2003. Total costs of sales decreased slightly as a percentage of total turnover to 87.0% for fiscal year 2004 from 87.3% for fiscal year 2003. The variance mainly reflectedthe reduction in other cost of sales.

Distribution, advertising and selling costs increased £5m or 1.6% in 2004 to £321m, compared to £316m in 2003. This financial statement caption excludes costs reported in our joint venture, RGI, for which results are reported separately. Distribution, advertising and selling costs were 3.9% of turnover in 2004 and 2003. Increased selling costs in CIS andCED mainly occurred due to higher volumes in Russia, German generics, Central Europe and Balkan regions. Increased distribution costs within CED were due to additional costs incurred to change ATG’s vending machine park to a €4 selling price and the full year effect of ATG’s ‘eLoading’ expansion.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

Administrative expenses decreased £4 m or 2% in 2004 to £200 m, compared to £204 m in 2003. Administrative expenses marginally changed as a percentage of total turnover to 2.5% in 2004 from 2.4% in 2003. A significant proportion of the underlying expense was due to £9m exceptional administrative costs as described earlier.

Other operating income nominally increased by £1 m in 2004 to £3 m.

Total operating profit increased £46 m or 9.1% in 2004 to £551 m, compared to £505 m in 2003 reflecting trading improvements and lower exceptional charges of £17m in 2004 and £39m in 2003. Underlying operating profit, excluding the impact of this charge increased, 4.4% to £568 m from £544 m in 2003.

Segmental analysis of Operating Profit

United Kingdom

UK operating profit grew 9.0% to £291m (2003: £267m) mainly reflecting manufacturer’s price increases and lower costs together with lower UK exceptional charges in 2004 of £9m (2003: £18m). The growth was affected by downtrading and lower volumes. Costs benefited from savings from the operational restructuring programme and the comparison to 2003 which included incremental marketing investment ahead of the implementation of the Tobacco Advertising and Promotion Act.

Continental Europe

CE operating profit was £163m (2003: 169m) after deducting the CE exceptional charges of £8m (2003: £3m).

In 2004 we took price increases and defended our mature market positions. We also benefited from cost savings arising from the ongoing operational and administrative restructuring and continued to develop our operations in newer markets. Together with the continued successful development of RGI, these factors enabled the tobacco operations to mitigate most of the effect of market declines across Austria, Sweden, France and Germany and also to absorb both the start-up costs in Poland and adverse foreign exchange translation effects. The distribution businesses were also impacted by market declines in Austria and Germany. The division’s German vending operation, ATG, was particularly affected by duty increases in March 2004. These adverse factors were partially offset by the inclusion of LEH from January 2004.

Commonwealth of Independent States

CIS operating profit increased by 38.2% to £47m (2003: £34m).This substantial growth masks the significantly adverse impact of the translation of CIS earnings into sterling, and reflects the ongoing improvement in our mix of sales, the benefits of our own price increases and further improvements in production cost efficiency.

Rest of World

In the Republic of Ireland, manufacturer’s price increases and favourable changes to the cost structure as a result of the factory closure in 2003 helped to compensate for lower volumes in the reduced Irish market.

We have also been able to mitigate the effects of reduced volumes in the AMELA region through tight control of the cost base.

RoW operating profit was £50m (2003: £35m) – the increase of 42.9% mainly reflecting the absence of exceptional charges in 2004 (2003: £18m).

Analysis of other Group Profit and Loss Headings

Interest

Our lower interest charge of £128m before the FRS 17 net financing credit of £6m (2003: £131m before FRS 17 net financing credit of £5m) was driven by positive cash flow and the marginally favourable impact of the translation of euro interest payable into the sterling equivalent. These factors were partly offset by higher interest costs on variable rate debt, and incremental costs associated with an €800m eurobond issued in June 2004 (to refinance, together with internal cash flow, the €900m eurobond maturing in January 2005). This resulted in a higher average interest rate during 2004 of 5.8% (2003: 5.5%).

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

Taxation

The tax charge of £135m (2003: £126m) represents an effective rate of 31.5%, compared with 33.3% for 2003. The reduction in the effective rate largely reflects the low effective tax credit applicable to exceptional charges in 2003.

Returns to shareholders (Profit After Tax and Minority Interests)

After deducting minority interests of £4m (2003: £6m) earnings for 2004 increased to £290m (2003: £247m), and – following a 0.3% increase in the weighted average number of shares in issue – basic earnings per share were 44.5p (2003: 38.0p).

Dividends

Our Board recommended a final dividend of 21.50p per ordinary share, amounting to a total dividend for the full year of 31.50p per ordinary share (126.0p per ADS). This represents an increase of 6.4% over the 2003 total dividend of 29.60p per ordinary share (118.40p per ADS).

Results of Operations – Year 2003 compared with Year 2002

Our results for 2003 reflect a good performance right across the business. We increased revenues and volumes, and drove down operating costs yet again.

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

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

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

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

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

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

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

Following the signing of reciprocal trademark license agreements between ourselves and Shanghai Tobacco in November 2003, our Memphis brand was launched in Shanghai during the first half of 2004.

Group Profit and Loss Analysis

Duty paid increased 6% in 2003 to £5,407 m, compared to £5,101 m in 2002. This movement arises as a result of duty increases in many of our key markets as discussed in our performance factors above and the impact of increased volume sales across the business.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

Exceptional costs of sales In May 2003, following an extensive review, we announced the restructuring of our European operations, ceasing all manufacturing in the Republic of Ireland and reducing jobs in Austria and the UK.. There will be a loss of around 430 operational jobs by the end of 2005. The total cost of the restructuring is expected to be £65m by the end of 2005. In 2003 £39m has been recorded as an exceptional charge at 31 December 2003 (£10m related to the impairment of operational plant and machinery and the balance predominantly related to redundancy payments).

Other costs of sales increased £171m or 12.6%in 2003 to £1,529m, compared to £1,358m in 2002. This movement arose from increased volumes across the group and increasing levels of duty in the prices of third party products purchased by our distribution businesses in our CED division.

Total costs of sales increased £516m or 8.0% in 2003 to £6,975m, compared to £6,459m in 2002. Total costs of sales increased slightly as a percentage of turnover to 87.3% for fiscal year 2003 from 86.6% for fiscal year 2002 reflecting the changes discussed above.

Distribution, advertising and selling costs increased £11m or 3.6% in 2003 to £316m, compared to £305m in 2002. This financial statements caption excludes costs reported in our joint venture, RGI, for which results are reported separately. Distribution, advertising and selling costs decreased slightly as a percentage of turnover to 3.9% in 2003 from 4.1% in 2002. Increased selling and distribution costs in Austria and the CIS arising from the reclassification of certain overheads and increased sales infrastructure respectively, were partly offset by reduced expenditure in our advertising spend in areas other than the CIS.

Administrative expenses remained stable in 2003 at £204m. Administrative expenses decreased slightly as a percentage of turnover to 2.5% in 2003 from 2.7% in 2002. Administrative expenses benefited from the reclassification of certain overheads to Distribution, advertising and selling costs in 2003.

Other operating income decreased £4m or 66.7% to £2m in 2003 as the disposal of non-core assets moderated from a peak in 2002 following the acquisition of Austria Tabak.

Operating profit for 2003 was stable at £505m largely as a result of the inclusion of the exceptional cost of sales described above. Underlying operating profit, excluding the impact of this charge increased, 7.7% to £544m from £505m in 2002.

Segmental analysis of Operating Profit

United Kingdom

Total operating profit declined 5.0% to £267m (2002: £281m) principally because of the impact of the European operations restructuring which resulted in the recognition of an £18m cost as an exceptional cost of sales in the UK. Excluding the impact of this charge operating profit increased 1.4% to £285m with operating cost efficiency offsetting the impact of lower volumes and downtrading.

Continental Europe

CE operating profit grew 14.2% to £169m (2002: £148m). The division’s improvement in operating profit was mainly due to volume growth, improved margins and the favourable impact of foreign currency translation, partly offset by start up losses for the Polish operation, acquired in July 2003, and the first full year share of investment in our joint venture with RJ Reynolds (“RGI”) formed in July 2002. The distribution businesses also benefited from improved margins and foreign currency translation. ATG’s ongoing programme of machine park rationalisation and improvement resulted in increased machine productivity.

The division’s profitability was affected by adverse exchange effects on the goodwill amortisation arising from the acquisition of Austria Tabak with an increase of £6m from 2002 and an exceptional charge of £3m relating to the European restructuring discussed elsewhere in this document.

Commonwealth of Independent States

CIS Operating profit increased 6.3% to £34m from £32m in 2002.

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

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

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

RoW operating profit fell 20.5% to £35m (2002: £44m), including an exceptional charge of £18m relating to European operations restructuring. Excluding the impact of this charge, underlying operating profit rose to £53m or an increase of 20.5%.

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

Dividends

Our Board recommended and paid a final dividend of 20.15p per ordinary share, amounting to a total dividend for the full year of 29.60p per ordinary share (118.40p per ADS). This represents an increase of 7.4% over the 2002 total dividend of 27.55p per ordinary share (110.20p per ADS).

Liquidity and Capital Resources

Cash Flow Analysis

Other than changes to operating results, fluctuations in operating cash flows are caused primarily by changes in the level of working capital. This in the main is due to changes in the country specific rules and regulations governing the timing, level and nature of tobacco duty payments, and our actions to respond to these changes.

2004 v 2003

Net cash inflow from operating activities increased significantly to £747m (2003: £691m). This fluctuation is caused primarily by a £73m reduction in working capital during 2004, compared to a decrease of £24m during 2003. The working capital reduction was supplemented by a 2.2% increase of our operating profit before exceptional charges to £551m (2003: £539m). Cash costs relating to the exceptional charges were £15m (2003: £21m).

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

Stocks fell by £26m, largely reflecting lower leaf stock. As a consequence of higher volumes and tobacco excise duty rates, a favourable increase in creditors of £96m was largely attributable to higher excise duty liabilities. These favourable movements have been partially offset by a £49m increase in debtors, again reflecting higher volumes and increased sales prices.

Net finance payments of £129m were £2m less than 2003 and taxation payments of £90m were £9m lower than the previous year.

Capital expenditure and investments of £110m largely reflect the continuing investment in production machinery and merchandising equipment. The reduction of £18m from 2003 is primarily due to a lower level of investment in vending assets, such costs being required to meet regulatory requirements impacting in 2007.

Net debt at 31 December 2004 was £2,208m, a reduction of £244m compared to 31 December 2003. The decrease was attributable to a cash inflow of £245m marginally offset through negative exchange rate movements – amounting to £1m – on our euro denominated debt. Our weighted average net debt during the year was £2,211m (2003: £2,407m).

In June 2004, we issued an €800m bond maturing in June 2011, the proceeds of which, together with internal cash flow, have been used to repay the €900m bond that matured in January 2005. The weighted average maturity of committed debt at the year-end was 4.1 years (2003: 3.5 years).

2003 v 2002

We were highly cash generative in 2003, with a net cash inflow from operating activities of £691m (2002: £519m). This largely reflects an 8.2% increase in operating profit before exceptional charge to £539m (2002: £498m), assisted by a favourable net movement in working capital year on year. Cash costs of £21m were incurred during the year in relation to the Group’s restructuring programme.

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

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

We hold or issue financial instruments to finance our operations and to manage the interest rate and foreign exchange risks arising from operations and from our sources of finance. Details of the financial instruments we held at the year end are disclosed in note 19 to the financial statements.

Financing and Liquidity

Historical financing arrangements

Our principal sources of external debt financing are syndicated committed revolving credit facilities from banks and public bond issues. Our syndicated bank facilities usually have an initial term of 5 years. They are available for general corporate purposes and although they have been used to finance corporate acquisitions initially, their main purpose is to finance working capital requirements. We have issued six public bonds since 1998: two sterling bonds totalling £550m and four Euro bonds totalling Euro 2,825m. These public bond issues have provided us with longer term funding to finance our core debt requirements.

Current financing arrangements

Our principal sources of financing in 2004 have been bond issues, bank borrowings and retained profits. It is our policy to maintain sufficient committed borrowing facilities, with a mix of long and short term debt, to enable us to meet our business objectives.

At the year end, bond issues amounted to £2,649m, comprising a £250m bond maturing in February 2013, a £300m bond maturing in May 2009, a €375m bond maturing in August 2008, a €750m bond maturing in October 2006, a €800m bond maturing in June 2011, a €900m bond maturing in January 2005 and a European medium term note amounting to £100m maturing in March 2006. In addition, at the year end, the Group’s committed bank facilities comprised amortising term loans of €231m with a final repayment date in 2007 and a syndicated revolving facility of £500m maturing in March 2008.

The weighted average maturity of committed debt at the year end was 4.1 years (2003: 3.5 years). The available headroom under the committed bank facilities at the year end was £500m.

Our credit ratings are BBB (Stable Outlook) and Baa3 (Stable Outlook) from Standard & Poor’s, a Division of the McGraw-Hill Companies, and Moody's Investors Service Limited respectively. These ratings allow us to access the international capital markets and issue debt to a global investor base which would be restricted in the event of a rating reduction to below investment grade.

Certain of our debt instruments contain covenants that if our credit rating is downgraded below BBB minus in the case of Standard & Poor’s or below Baa3 in the case of Moody’s, additional interest accrues from the next interest period at the rate of 1.25 percentage points, in the case of the following bonds issued by ourselves: €750m in October 2001, €900 m in January/March 2002, £250m in February 2003 and €800m in June 2004, and 1.0 percentage point in the case of the committed syndicated bank facility. In the event that both credit ratings are subsequently raised or reaffirmed to BBB minus and Baa3, respectively, the additional interest no longer accrues from the next interest period.

FRS 17 adjusted EBITAE interest cover (a key performance measure for our senior management) – combining both interest and operating components of FRS 17 into a net pension expense within EBITAE – was 5.1 times (2003: 4.8 times), within our target range of between 4.5 and 5.5 times.

Reconciliation of FRS 17 adjusted EBITAE interest cover
2004 £’m
Total Operating Profit	551
Net retirement benefits financing income	6
Amortisation – excluding amortisation of investment in own shares	83
Exceptional charges	17

Earnings before interest, tax and amortisation, and exceptional charge (EBITAE)	657

Net interest and other financing charges	128

FRS 17 adjusted EBITAE / Interest cover	5.1 times

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

The only financial covenants applying to our facilities relate to the committed revolving bank facilities. These require us to maintain interest cover above 3.5 times based on FRS 17 adjusted EBITDAE and net debt below a multiple of FRS 17 adjusted EBITDAE of 3.5 times. We continue to comply with all borrowing obligations and financial covenants have been satisfied with an FRS 17 adjusted EBITDAE interest cover at 5.8 times and a net debt multiple of 3.0 times at 31 December 2004.

Reconciliation of FRS 17 adjusted EBITDAE interest cover and net debt multiple
2004 £’m
Total Operating Profit	551
Depreciation	80
Amortisation	83
Exceptional charges	17
Net retirement benefits financing income	6

Earnings before interest, tax ,depreciation and amortisation (EBITDAE)	737

Net interest and other financing charges	128

FRS 17adjusted EBITDAE / Interest cover	5.8 times

Net Debt excluding derivative financial instruments	2,238

Net Debt / FRS 17 adjusted EBITDAE	3.0 times

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

The following table summarises certain of our contractual obligations at 31 December 2004 and the effect such obligations are expected to have on our liquidity and cash flow in future periods.

	Payments Due

						Later
Contractual Obligations	2005	2006	2007	2008	2009	Years	Total

Long Term Debt

Sterling (£m)	-	100	-	40	300	250	690
Euros (€m)	943	756	146	375	-	800	3,020
Swedish Krona (SEKm)	125	125	125	-	-	-	375

Operating Leases
Sterling (£m)	1	2	1	1	1	2	8

Unconditional Obligations
Sterling (£m)	1	-	-	-	-	-	1

In summary we believe that we have adequate financial resources to satisfy current operational requirements. Please refer to Note 19 of our financial statements for full details of the maturity profile of our borrowings and information on our material undrawn sources of capital.

Capital commitments

As at 31 December 2004 contracts placed but not provided for in the financial statements were £1.0m (2003: £10m). These commitments relate mainly to plant and machinery and merchandising units. We expect to meet future capital commitments from our internal cashflows and existing facilities.

We expect our capital expenditure to be between £100m and £130m in 2005.

Off balance sheet arrangements

Under UK GAAP guarantees that are disclosed as contingent liabilities are not normally regarded as ‘off balance sheet arrangements’.

We have not engaged in any off balance sheet arrangements that would have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditure or capital resources.

Interest Rate Risk

We are exposed to fluctuations in interest rates on our net debt. In order to manage the impact of adverse variations in interest rates on our profits, the Group borrows at fixed and floating rates of interest and, where necessary, uses interest rate derivatives to maintain a target level of fixed interest rate cover in the current and subsequent two years of between 40% and 80% of the level of core debt. At the year-end, fixed interest rate debt represented approximately 70% of total gross debt. The sale of an interest rate swap option has lowered the effective fixed interest rate payable. All interest rate derivative transactions have been accounted for as hedges.

Interest rate management improves the accuracy of our business planning process and helps manage our interest cover ratios. We currently target this at levels between 4.5 and 5.5 times.

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

Form 20-F 2004

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

Critical Accounting Policies

We have identified those policies which we consider involve complex or subjective decisions or assessments. Certain of the policies identified are discussed here, but you should read the following in conjunction with our principal accounting policies which are discussed in note 1 to the financial statements included in this Annual Report.

We currently prepare our financial statements under UK Generally Accepted Accounting Principles (“UK GAAP”). For the financial year ending 31 December 2005 (including the six months ending 30 June 2005), we will be required by European Law to prepare our consolidated financial statements in accordance with International Accounting Standards (“IAS”) and International Financial Reporting Standards (“IFRS”); these financial statements will include comparative information prepared under IFRS. The application of these collective standards is referred to throughout this document as “IFRS”.

UK GAAP to IFRS reconciliations have been provided in this section to explain how our reported performance and financial position are impacted by the transition to IFRS.

Tangible and Intangible fixed Assets

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

Where there is evidence of a potential impairment to the carrying value of long-lived assets, we undertake an estimation of the fair value of that long-lived asset in accordance with the approach set out in FRS 11, “Impairment of fixed assets and goodwill”. The fair value is, in most cases, based on the discounted present value of the future cash flows expected to arise from that asset. Under US GAAP an impairment loss is indicated only when the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

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

Amortisation under UK GAAP has increased in each fiscal year during the period under review as a result of our acquisitions of new businesses.

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

Historically we have not realised material gains/losses on disposals of depreciating assets, and although impairments have arisen from time to time due to site closures, these are infrequent and not significant in isolation.

Retirement Benefits

We applied FRS 17 “Retirement Benefits” as the accounting standard we use to account for post employment obligations.

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

Details of the key assumptions used to derive the amounts disclosed in relation to retirement benefits are set out in Note 18 to the financial statements, and are determined by management based on advice provided by independent experts. Management regards the key valuation driver to be the discount rate, which over the last three years has moved by less than 0.5% in aggregate.

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

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

Financial Instruments

Under UK GAAP realised and unrealised gains and losses on forward contracts which hedge third party commitments are recognised in the profit and loss account in the same period as the underlying transaction. Net interest paid or received on interest rate derivatives is included in interest expense on an accruals basis. To manage the group’s exposure to fluctuations in exchange rates and interest rates, we have entered into and will likely continue to enter into derivative instruments to hedge our exposure to such fluctuations. It is our policy to hold these instruments to maturity and as such we do not expect any positions disclosed in the accounts to unwind until that point. We do not enter into derivative contracts for speculative purposes. Under US GAAP, all financial instruments are marked to market and recognised in earnings immediately. Any significant change in the level of market interest rates could have a material impact on our financial condition.

The valuations of our interest rate derivative financial instruments are determined using financial market yield curves for the relevant currency as at the valuation date. These valuations are confirmed by management based on information provided by independent financial institutions. These instruments are held off-balance sheet but are disclosed in the notes to our financial statements.

Recently issued US and UK accounting pronouncements

In May 2004, the FASB issued a FASB Staff Position (“FSP”) regarding SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions”. FSP No. 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003” discusses the effect of the Medicare Prescription Drug, Improvement and Modernization Act (the “Act”) enacted in December 2003 and supersedes FSP No. 106-1, which was issued in January 2004. FSP No. 106-2 considers the effect of the two new features introduced in the Act in determining our accumulated post retirement benefit obligation (“APBO”) and net periodic postretirement benefit cost. We believe the adoption of FSP No. 106-2 will not have a material impact on our consolidated financial position, results of operations or cash flows.

In September 2004, the Emerging Issues Task Force issued EITF Issue No. 02-14, “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock” (“EITF 02-14”), in which the Task Force reached the consensus that an investor that has the ability to exercise significant influence over the operating and financial policies of the investee should apply the equity method of accounting when it has an investment in common stock and/or an investment that is in substance common stock. The consensus of this EITF is to be applied in reporting periods beginning after 15 September  2004. We do not believe the adoption of this standard will have a material impact on our financial position, results of operations or cash flows.

In November 2004, the FASB issued FASB Statement No. 151, “Inventory Costs – an amendment of ARB No. 43” (“FAS 151”), which is the result of its efforts to converge U.S. accounting standards for inventories with International Accounting Standards. FAS No. 151 requires idle facility expenses, freight, handling costs, and wasted material (spoilage) costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. FAS No. 151 will be effective for inventory costs incurred during fiscal years beginning after 15 June 2005. This standard is not expected to have a material impact on our financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 153 ( FAS 153), Exchange of Non-monetary Assets an amendment of APB Opinion No. 29, which amends Opinion No. 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. FAS 153 defines a non-monetary exchange as having commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005 and shall be applied prospectively. We have adopted FAS 153 effective 1 January , 2005 and have determined that its adoption will not have a material effect on our financial position or financial statements.

In December 2004, the FASB issued SFAS No. 123 (Revised 2004) “Share-Based Payment” (“SFAS No. 123R”). SFAS No. 123R addresses all forms of share-based payment (“SBP”) awards, including shares issued under employee stock purchase plans, stock options, restricted stock and stock appreciation rights. SFAS No. 123R will require us to expense SBP awards with compensation cost for SBP transactions measured at fair value. SFAS No. 123R requires registrants to adopt the new accounting provisions beginning in our fourth quarter of 2005. We have not yet determined the impact of applying the various provisions of SFAS No. 123R on our financial position or results of operations.

The Accounting Standards Board (“ASB”) issued a number of new financial reporting standards during 2004, but none are required to be applied in these financial statements. The ASB has issued a number of Urgent Issues Task Force (“UITF”) Abstracts during the year. Two of these, UITF Abstract 17 (revised 2003) and UITF Abstract 38, have had an impact on our financial statements as disclosed therein.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

IFRS financial information for the year ended 31 December 2004 (unaudited)

Introduction

We currently prepare our financial statements under UK Generally Accepted Accounting Principles (“UK GAAP”). For the financial year ending 31 December 2005 (including the six months ending 30 June 2005), we will be required by European Law to prepare our consolidated financial statements in accordance with International Accounting Standards (“IAS”) and International Financial Reporting Standards (“IFRS”); these financial statements will include comparative information prepared under IFRS. The application of these collective standards is referred to throughout this document as “IFRS”.

The following UK GAAP to IFRS reconciliations have been provided to explain how our reported performance and financial position are impacted by the transition to IFRS:

-	reconciliation of consolidated profits for the year ended 31 December 2004 and;

-	reconciliation of shareholders’ equity as at 31 December 2004 and 1 January 2004.

These reconciliations should be read in conjunction with the notes on the basis of preparation and explanation of adjustments which follow the reconciliations.

It is important to note that although this financial information has been prepared on the basis of IFRS expected to be available for use as at 31 December 2005, these standards are subject to ongoing review and endorsement by the European Commission and are therefore still subject to potential change. Information contained within this document may require updating for any audit adjustments or subsequent amendment to IFRS and the related interpretive guidance required for first time adoption or those new standards that we may elect to adopt early. New or amended standards may be available for early adoption, although adoption is not compulsory in 2005. Updated IFRS information will be issued if there are any significant changes in accounting policy or treatment.

IFRS will not have any impact on our reported net cash flows. However, the presentation of the cash flow statement will change as required by IFRS. Since these changes do not impact net cash flows, no reconciliation has been presented.

The supplementary IFRS financial information provided in this section is unaudited.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

Reconciliation of consolidated profits from UK GAAP to IFRS (unaudited)
FOR THE YEAR ENDED 31 DECEMBER 2004

			IFRS adjustments

	As reported under UK GAAP		Share of results of associates and joint ventures	Amortisation of purchased goodwill	Financial instruments	Deferred taxation	Other	As reported under IFRS
	£m		£m	£m	£m	£m	£m	£m
Note			A	B	C	D	E

Turnover of the Group including its share of joint ventures and associates	9,553							n/a
Less share of turnover of joint ventures and associates	(1,438)							n/a

Group turnover	8,115							8,115

Group operating profit before exceptional charges	551			67			(2)	616
Exceptional charges	(17)							(17)
Share of results of joint ventures and associates	17		(3)	5				19

Total operating profit	551							618

- Net interest and other financing charges	(128)		1					(127)
- Net retirement benefits financing income	6						1	7
- Financial instruments mark to market adjustments	n/a				6			6

Total net interest and other financing charges	(122)							(114)

Profit before taxation	429							504

Taxation	(135)		2		(2)	(7)		(142)

Profit after taxation	294							362
Equity minority interests	(4)							(4)

Profit for the financial year	290							358
Dividends	(206)						10	(196)

Retained profit for the financial year	84		-	72	4	(7)	9	162

Earnings per share
- basic	44.5	p						55.0	p
- diluted	44.4	p						54.9	p
- adjusted*	58.9	p						58.7	p

*	Before amortisation of intangible assets and exceptional charges net of tax.

Note:	The above profit and loss account has been presented in UK GAAP format. The income statement under IFRS may differ as per the requirements of IAS 1 ‘Presentation of Financial Statements’.

For an explanation of the adjustments to UK GAAP, see the notes under ‘Key differences between UK GAAP and IFRS impacting Gallaher and explanation of adjustments’.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

Reconciliation of consolidated profits from UK GAAP to IFRS (unaudited)
FOR THE YEAR ENDED 31 DECEMBER 2004

		IFRS adjustments

Segmental note disclosure	As reported under UK GAAP	Share of results of associates and joint ventures	Amortisation of purchased goodwill	Other	As reported under IFRS
	£m	£m	£m	£m	£m
Note		A	B	E
Total turnover
UK	3,680				3,680
Continental Europe	4,979	(1,438)			3,541
CIS	409				409
Rest of World	485				485

	9,553				8,115
Duty
UK	3,112				3,112
Continental Europe	1,989				1,989
CIS	102				102
Rest of World	365				365

	5,568				5,568
Total operating profit

UK
- before amortisation of intangible assets and exceptional charges	302				302
- amortisation of intangible assets	(2)			(1)	(3)
- exceptional charges	(9)				(9)

	291				290
Continental Europe
- before amortisation of intangible assets and exceptional charges	242	(3)			239
- amortisation of intangible assets	(71)		62	(1)	(10)
- exceptional charges	(8)				(8)

	163				221
CIS
- before amortisation of intangible assets	57				57
- amortisation of intangible assets	(10)		10		-

	47				57
Rest of World
- before amortisation of intangible assets and exceptional charges	50				50
- amortisation of intangible assets and exceptional charges	-				-

	50				50
Total
- before amortisation of intangible assets and exceptional charges	651	(3)			648
- amortisation of intangible assets	(83)		72	(2)	(13)
- exceptional charges	(17)				(17)

	551				618

Note: The above segmental note reflects the information currently disclosed under UK GAAP. Under IFRS, the format of the segmental information will change.

For an explanation of the adjustments to UK GAAP, see the notes under ‘Key differences between UK GAAP and IFRS impacting Gallaher and explanation of adjustments’.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

Reconciliation of shareholders’ equity from UK GAAP to IFRS (unaudited)
FOR THE YEAR ENDED 31 DECEMBER 2004

		For the year ended 31 Dec 2004	As at 1 Jan 2004
		£m	£m

Note	Equity shareholders’ deficit under UK GAAP	(251)	(315)

A	Associates and joint ventures	3	4

B	Write back of goodwill amortisation	73	—

C	Fair value of financial instruments	(27)	(33)

D	Deferred tax
	- on financial instruments	8	10
	- on unremitted earnings	(28)	(18)
	- on acquisition fair values	(3)	(4)
	- other items	(7)	(10)

E	Proposed dividend adjustment	141	131

	Equity shareholders’ deficit under IFRS	(91)	(235)

For an explanation of the adjustments to UK GAAP, see the notes under ‘Key differences between UK GAAP and IFRS impacting Gallaher and explanation of adjustments’.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

Basis of preparation

This financial information is not intended to represent a set of financial statements. The purpose of this disclosure is to explain the impact on our transition to IFRS.

The financial information presented has been prepared on the basis of IFRS as issued by the International Accounting Standards Board (“IASB”). These standards are subject to ongoing amendment by the IASB and subsequent endorsement by the European Commission (“EC”) and are therefore subject to possible change. Information contained within this document may require updating for any audit adjustments or subsequent amendment to IFRS and the related interpretive guidance required for first time adoption or those new standards that the Group may elect to adopt early. In preparing this financial information, it has been assumed that the EC will also endorse IFRS 2 ‘Share-based Payment’ and the amendment to IAS 19 ‘Employee Benefits – Actuarial Gains and Losses, Group Plans and Disclosures’ which was issued by the IASB on 16 December 2004.

On 19 November 2004, the EC endorsed an amended version of IAS 39 ‘Financial Instruments: Recognition and Measurement’ rather than the full version as previously published by the IASB. This financial information complies with both the full version of IAS 39 issued by the IASB and the revised version adopted by the EC as the differences between the versions have no current impact on our accounting policies.

Transitional arrangements and transition date

The rules for first-time adoption of IFRS are set out in IFRS 1 ‘First-time adoption of International Financial Reporting Standards’. A company must identify its transition date (being the first day of the first accounting period for which IFRS is to be applied), determine its IFRS accounting policies, and then apply these retrospectively in order to determine its opening IFRS balance sheet as at the transition date. We have determined the transition date to be 1 January 2004. IFRS 1 allows a number of optional exemptions and has some mandatory exceptions to this principle to ease the transition requirements of first-time adoption. Where we have taken advantage of these exemptions they are noted below.

The SEC has indicated that it will give European companies an exemption from presenting two years of comparative information in their 2005 IFRS financial statements filed for US GAAP purposes in their Form 20-F. We have assumed that this exemption will be confirmed. If this position is not confirmed by the SEC, our date of transition would move to 1 January 2003. This would impact the IFRS information given in this document.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

Key differences between UK GAAP and IFRS impacting Gallaher and explanation of adjustments

The following notes highlight the key differences between UK GAAP and IFRS that have a material effect on the financial reporting of the Group. This is not intended to represent a complete list of our accounting policies.

A	Associates and joint ventures

Under UK GAAP, we accounted for joint ventures using the ‘gross equity’ method, showing our share of joint venture turnover as part of total turnover and our share of joint venture operating profit separately following our operating profit. Associates were accounted for using the ‘equity’ method, whereby our share of associates’ operating profit was shown separately following our operating profit. Our share of associates’ and joint ventures’ interest and tax were included in our totals for those amounts.

Under IFRS, we will account for both joint ventures and associates using the equity method. The presentation of the results of joint ventures and associates will change however as IAS 1 ‘Presentation of financial statements’ requires that the share of post-tax profits from joint ventures and associates be presented as a separate item on the face of the income statement. A reclassification adjustment of £3m has been made to deduct the associates and joint ventures’ interest and tax from the ‘share of results’ line. The share of associates and joint ventures turnover will no longer be presented on the face of the profit and loss account, but will instead be disclosed in the notes to the accounts. There is no impact on our net profit or earnings per share as a result of this change, however, segmental turnover, results and operating margins will all be impacted.

The accounting policies of our associates and joint ventures (principally Lekkerland Tobaccoland) have also been impacted by the adoption of IFRS. The net impact on the opening balance sheet is an increase in our investments in associates and joint ventures of £4m. The adjustment mainly relates to the recognition of deferred tax assets. The adoption of IFRS by the associates and joint ventures does not have a material impact on our profit in 2004.

B	Goodwill amortisation and business combinations

IFRS 3 ‘Business Combinations’ introduces significant changes to accounting for acquisitions compared to UK GAAP. In particular, more separable intangibles could be recognised on acquisition of a business, and goodwill arising on acquisition is not amortised, but instead is subject to an annual impairment review.

IFRS 1 allows that IFRS 3 may be applied prospectively from the IFRS transition date. We will utilise this exemption. The impact of IFRS 3 and the associated transition arrangements on us are:

	-	accounting for acquisitions made before 1 January 2004 will not be restated as a result of the IFRS transition; and,

	-	the goodwill balance recorded as at 1 January 2004, including that recorded in the investment in associates line, will no longer be amortised. The results for the year ended 31 December 2004 will be restated to reverse the goodwill amortisation charge of £72m recorded under UK GAAP.

The reversal of the goodwill amortisation charge does not impact our tax charge.

In the future, the goodwill balance will be subject to reviews for impairment performed annually, or more regularly if events prove it to be necessary. Impairment reviews were carried out as at 1 January 2004 and 31 December 2004 in accordance with IAS 36 ‘Impairment of Assets’. No impairments were identified.

C	Financial instruments

IAS 32 ‘Financial instruments: Disclosure and presentation’ and IAS 39 ‘Financial instruments: Recognition and Measurement’ address the accounting for, and financial reporting of, financial instruments. Currently, there is no UK standard that comprehensively addresses accounting for financial instruments and hedge accounting.

We use certain derivative financial instruments for the purposes of hedging foreign exchange and interest rate risk. Under UK GAAP, a form of hedge accounting was applied to these derivative financial instruments meaning that changes in the market value of the derivative instrument were matched against changes in the value of the underlying hedged exposure. Some of these derivative instruments were held off balance sheet for at least part of their lives with their impact disclosed in the notes to the accounts.

IAS 39 requires that all derivative financial instruments must be recognised on the balance sheet and measured at fair value. The standard places significant restrictions on the use of hedge accounting as specific designation and effectiveness criteria must be satisfied; the hedge accounting methodology is also different.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

We have applied IAS 32 and IAS 39 from 1 January 2004 onwards. We have and continue to hedge underlying exposures in an effective manner with a medium-term perspective, although market values can be volatile in the short-term. However, some of our hedged positions fail to meet the strict hedging criteria under IAS 39 and as a consequence, the reported annual financing charge under IFRS is likely to become more volatile.

The balance sheet impact of the implementation of IAS 39 is to recognise a charge to equity of £33m in the opening IFRS balance sheet as at 1 January 2004; this represents the fair value of all derivatives brought onto the balance sheet for the first time and the adjustment to the carrying value of borrowings which are hedged. A related deferred tax liability of £10m has been recorded in the opening balance sheet. The transition to the new standards also impacts the 2004 finance charge which benefits from a credit of £6m, representing the change in fair value of these derivatives during 2004. The related tax charge is £2m.

D	Taxation

IAS12 ‘Income taxes’ covers accounting for both current and deferred taxation. There is no difference in the accounting for current taxation between IAS 12 and the existing UK standard FRS 16 ‘Current tax’.

The basis of recognising deferred tax is significantly different under IAS 12 compared to the UK standard, FRS 19 ‘Deferred taxation’. Under UK GAAP, deferred tax was recognised only on timing differences that arose from the inclusion of gains and losses in tax assessments in periods different from those in which they were recognised in the financial statements. Under IFRS, deferred tax must be recognised in respect of all taxable temporary differences arising between the tax base and the accounting base of balance sheet items. This means that deferred tax is recognised on certain temporary differences that would not have given rise to deferred tax under UK GAAP.

Specific differences relevant to us include:

	-	deferred tax is recognised on unremitted earnings of foreign subsidiaries where there is a plan to remit such earnings; this treatment gives rise to an adjustment compared to UK GAAP of £18m in the opening balance sheet. There is a £10m deferred tax charge to the 2004 profit and loss account relating to the unremitted amounts earned during the year. No deferred tax liability has been recognised in respect of temporary differences relating to investments in subsidiaries since realisation of such differences can be controlled and is not probable in the foreseeable future;

	-	deferred tax must be recognised on all step-ups to fair values made as a result of acquisitions. This results in an additional deferred tax liability of £4m in the opening balance sheet; and,

	-	a further £10m deferred tax liability has been recognised in the opening balance sheet which relates to various small valuation and temporary timing differences.

E	Other adjustments

The following points list those areas of IFRS that have an impact on us , but do not result in any significant financial adjustments.

	(a)	Share-based payments

Under UK GAAP, we recognised a profit and loss account charge in respect of employee share options based on the difference between the exercise price of the option and the market value of our share at the option grant date. This charge was often small or zero.

IFRS 2 ‘Share-based payment’ requires that we recognise a charge representing the fair value of employee share options awarded. The fair value is calculated using the Black-Scholes options valuation model and is charged to income over the relevant option vesting periods, adjusted to reflect actual and expected levels of vesting. A charge will be recognised from 1 January 2004 onwards in respect of options granted to employees on or after 7 November 2002.

The operating profit impact in 2004 is a charge of £1m.

	(b)	Pensions and other post-employment benefits

Under UK GAAP we account for pensions and other post-employment benefits in accordance with FRS 17 ‘Retirement benefits’, which we adopted in the year ended 31 December 2002.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

Under UK GAAP, in accordance with FRS 17, the full surplus or deficit for each retirement benefit scheme, representing the difference between the market value of the scheme assets and the present value of the accrued liabilities, is recognised as an asset or liability on the balance sheet, net of deferred tax where appropriate. Actuarial gains and losses arising from differences between the assumptions and actual experience (e.g., the difference between expected and actual returns on assets) and differences arising from changes in assumptions are recognised in full in the statement of total recognised gains and losses.

Under IFRS, retirement benefits fall within the scope of IAS 19 ‘Employee benefits’. Like FRS 17, this standard requires retirement benefit liabilities to be valued using the projected unit actuarial method, but IAS 19 gives a number of options for the treatment of actuarial gains and losses.

We have elected to adopt early the amendment to IAS 19 issued by the IASB on 16 December 2004, which allows all actuarial gains and losses to be immediately charged or credited to equity through the statement of recognised income and expense. This amendment brings IAS 19 methodology substantially in to line with FRS 17.

Despite some valuation differences between the standards still remaining, there is no material net difference between the balance sheet surpluses or deficits computed under FRS 17 at 1 January 2004 and 31 December 2004 and the equivalent assets or liabilities recognised under IAS 19 (amended).

Under IAS 19, plan surpluses are classified as non current assets, plan deficits are classified as non-current liabilities and any associated deferred tax balances are disclosed separately. This gross presentation contrasts with FRS 17, under which the net retirement benefit surplus or deficit is presented below net assets in the balance sheet, net of the associated deferred tax.

Additionally, under IFRS there is a change in the presentation of interest relating to the employer service cost. This interest will be charged against operating profit as per IAS 19, whereas under UK GAAP, it had been charged as a financing cost. In the 2004 profit and loss account, this adjustment results in a £1m reclassification from interest to operating profit.

(c)	Reclassification of computer software

Under UK GAAP, all computer software is included within tangible fixed assets in the balance sheet, but under IFRS only computer software that is integral to another fixed asset may be included in tangible fixed assets. All other separately identifiable computer software must be recorded separately as an intangible asset. The charge to profit in respect of such computer software under IFRS is classified as amortisation of intangible assets rather than depreciation of tangible fixed assets.

The depreciation of such software for the year ended 31 December 2004 of £2m has been reclassified from depreciation to amortisation.

(d)	Proposed dividends

Under current UK Company Law, it is normal practice for companies to provide for dividends approved subsequent to the year-end. This practice is not permitted under IFRS.

Therefore, under IFRS, the final dividend for the year ended 31 December 2004, £141m, cannot be provided for in the 2004 income statement. Similarly, there is an adjustment to the opening balance sheet as at 1 January 2004 of £131m.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

CHANGES TO SEGMENTAL DISCLOSURES FROM 2005 (unaudited)

On 1 October 2004, we announced a board responsibility change that led to Neil England taking responsibility for most of Continental Europe as well as retaining responsibility for the UK and the Republic of Ireland. On the same date, Stewart Hainsworth became a board director and took over responsibility for Scandinavia and the Baltics as well as retaining responsibility for the CIS, Poland and AMELA regions.

Following this board management restructure and the transition to IFRS for the year ending 31 December 2005, management has reviewed the primary segments under which we report our financial information. As a result, the financial information for the year ending 31 December 2005 will be reported under a new segmental structure.

The revised primary segments will reflect the underlying management structure, in line with IFRS. Ireland will be reported within the new ‘Western Europe Division’ (‘WED’), alongside the existing Continental Europe business that is managed by Neil England. Scandinavia, the Baltics and Poland, which are now the responsibility of Stewart Hainsworth, will be reported under the ‘Rest of World’ segment. The UK and CIS segments will remain unchanged under the management of Neil England and Stewart Hainsworth respectively.

To illustrate the impact of the planned changes, attached below is a reconciliation of the period ended 31 December 2004 reported profit and loss account segmental disclosures.

Current segmental reporting structure:

UK	CE	CIS	RoW

UK	Continental Europe Scandinavia Baltics Poland	Russia Ukraine Kazakhstan	Republic of Ireland AMELA Asia Pacific Other

New segmental reporting structure:

UK (unchanged)	WED	CIS (unchanged)	RoW

UK	Continental Europe Republic of Ireland	Russia Ukraine Kazakhstan	AMELA Asia Pacific Scandinavia Baltics Poland Other

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

Reconciliation from former segments to revised segments (unaudited)
FOR THE YEAR ENDED 31 DECEMBER 2004

		Former		Revised
		segments		segments
		under		under
		IFRS	Adjustment	IFRS
		£m	£m	£m

Group turnover
	UK	3,680	-	3,680
	Continental Europe	3,541	(3,541)	-
	Western Europe	-	3,836	3,836
	CIS	409	-	409
	Rest of World	485	(295)	190

		8,115	-	8,115
Duty
	UK	3,112	-	3,112
	Continental Europe	1,989	(1,989)	-
	Western Europe	-	2,283	2,283
	CIS	102	-	102
	Rest of World	365	(294)	71

		5,568	-	5,568
Total operating profit
UK
-	before amortisation of intangible assets and exceptional charges	302	-	302
-	amortisation of intangible assets	(3)	-	(3)
-	exceptional charges	(9)	-	(9)

		290	-	290
Continental Europe
-	before amortisation of intangible assets and exceptional charges	239	(239)	-
-	amortisation of intangible assets	(10)	10	-
-	exceptional charges	(8)	8	-

		221	(221)	-
Western Europe
-	before amortisation of intangible assets and exceptional charges	-	260	260
-	amortisation of intangible assets	-	(10)	(10)
-	exceptional charges	-	(5)	(5)

		-	245	245
CIS
-	before amortisation of intangible assets	57	-	57
-	amortisation of intangible assets	-	-	-

		57	-	57
Rest of World
-	before amortisation of intangible assets and exceptional charges	50	(21)	29
-	amortisation of intangible assets	-	-	-
	exceptional charges	-	(3)	(3)

		50	(24)	26
Total
-	before amortisation of intangible assets and exceptional charges	648	-	648
-	amortisation of intangible assets	(13)	-	(13)
-	exceptional charges	(17)	-	(17)

		618	-	618

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

ITEM 6      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A      Directors and Senior Management

The following is a list of executive and non-executive directors.

John Gildersleeve, aged 60 (2)
Non-executive chairman
Appointed to the board in May 1997, and became non-executive chairman in March 2004. Previously, as commercial and trading director of Tesco PLC (from which he retired in March 2004) he has extensive international commercial experience. He is a non-executive director of The Carphone Warehouse Group PLC and non-executive deputy chairman of EMI Group plc.

Sir Graham Hearne CBE, aged 67 (1) (2) (3)
Non-executive deputy chairman and senior independent director
Appointed in May 1997. He is a non-executive chairman of Braemar Seascope Group PLC and Catlin Group Limited and a non-executive director of N.M. Rothschild & Sons Ltd and Rowan Companies Inc.

Nigel Northridge, aged 49 (4)
Chief executive
Joined Gallaher in 1976 and held a number of senior positions, including that of sales and marketing director, before his appointment as chief executive in 2000. He has extensive experience across all aspects of the Group’s business and has played a key role in the development of general strategy and the Group’s expansion. He is a non-executive director of Aggreko plc and Paddy Power Plc.

Ronnie Bell, aged 54
Non-executive director
Appointed in 2004. His executive career was spent with Kraft Foods, Inc., where he gained extensive experience in international brand development and distribution, with a European focus.

Alison Carnwath, aged 52 (1) (2) (3)
Non-executive director
Appointed in January 2003. She is a chartered accountant with extensive experience in merchant banking and commerce. She is a non-executive director of Land Securities Group PLC, Man Group Plc, Friends Provident Plc, ISIS Equity Partners Plc and Dwr Cymru Cyfyngedig.

Richard Delbridge, aged 62 (1) (3)
Non-executive director
Appointed in January 2002, having been finance director of National Westminster Bank plc, and prior to that group finance director of HSBC Holdings plc. He is a chartered accountant and was a member of the Smith Committee, which was responsible for the recommendations that led to audit related changes in the new combined code. He is a non-executive director of Balfour Beatty plc, JP Morgan, Cazenove Holdings, Tate & Lyle PLC and the Fortis Group.

Nigel Dunlop, aged 48 (4)
Group operations director
Appointed a director in January 2003, having held a variety of senior operational positions since joining Gallaher in 1980. He has been closely involved in re-structuring the Group’s manufacturing operations following the acquisitions of Liggett-Ducat in the CIS, and Austria Tabak.

Neil England, aged 50 (4)
Group commercial director
Joined Gallaher in January 2002, having previously held a number of senior positions at Mars, Inc., latterly as vice president of the CIS region. Initially having responsibility for the UK and Republic of Ireland markets, in October 2004 he also assumed responsibility for the Group’s mainstream European business. He is a non-executive director of The Eastern European Trust PLC.

Stewart Hainsworth, aged 36 (4)
Group commercial director
Joined Gallaher in 2000 upon the Company’s acquisition of Liggett-Ducat, of which he was general director. He was appointed to the board on 1 October 2004 (and is standing for election to the board at the May 2005 AGM) and has responsibility for the CIS, Developing Markets and the Northern European region. He qualified as an accountant with BDO Stoy Hayward in 1993.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

Dr Antony Portno CBE, aged 66 (1) (3)
Non-executive director
Appointed in May 1997. Following a long career in Bass, he retired as a director of Bass plc in 1998. He is currently the senior non-executive director of Wilson Bowden Plc and has extensive business experience. He will be retiring from the board on 11 May 2005.

Mark Rolfe, aged 46 (4)
Finance director
Joined the Company in 1986 and held a number of senior finance positions before being appointed a director in 2000. He is a chartered accountant and was previously with Coopers & Lybrand.

Key (use symbols as appropriate):

(1)	Audit committee
(2)	Nomination committee
(3)	Remuneration committee
(4)	Management committee

B      Compensation

Introduction This report from the remuneration committee (the “committee”) sets out our remuneration policy, and details the remuneration of our directors for the year ended 31 December 2004. It has been prepared in accordance with the directors’ remuneration report regulations 2002 (the “regulations”) and to meet the relevant requirements of the listing rules of the UK Listing Authority. The report also describes how the principles of good governance, which the committee has adopted, relating to directors’ remuneration contained in the combined code published in July 2003 (the “code”) have been applied. The report has been approved without amendment by the board for submission to shareholders.

The committee The committee is chaired by Sir Graham Hearne and during 2004 comprised three other independent non-executive directors, Alison Carnwath, Richard Delbridge and Tony Portno. John Gildersleeve was a member of the committee until he assumed the role of chairman in March 2004. No member of the committee has any personal financial interest, other than as shareholders, in the matters to be described. During the year the committee met six times. There was full attendance at all meetings. Ronnie Bell will succeed Tony Portno as a member of this committee with effect from 11 May 2005.

Terms of reference (“ToR”) The committee’s ToR comply with the code and are published on our website. These provide clear guidance, establish formally the constitution of the committee, and set out the framework within which the committee operates.

While the board is ultimately responsible for the framework and scale of executive remuneration, the committee has responsibility, delegated by the board, for determining the salaries, incentives and other benefit arrangements of executive directors, including pension provision and any severance payments. It is also responsible for monitoring the level and structure of remuneration for our heads of business units below board level. The committee’s approach is to be fully consistent with our overall philosophy that all employees should be competitively rewarded to attract and retain their valued skills in the business, and to support our corporate strategy, by directly aligning executive and senior management’s remuneration with our strategic business goals. The committee also oversees our employee share schemes.

Attendees Our chairman, John Gildersleeve, and chief executive, Nigel Northridge, attend meetings by invitation to address questions raised by the committee, together with the company secretary and general counsel, Tom Keevil, who acts as secretary to the committee. However, they are specifically excluded from any discussions concerning details of their own remuneration.

Assistance The committee reviewed its advisers in 2004 and decided to appoint Deloitte & Touche (“Deloitte”) and Towers Perrin jointly to provide independent remuneration advice on an ongoing basis. The committee sets the remuneration package principally, but not solely, based upon the advice that it receives. Representatives from Deloitte or Towers Perrin attend committee meetings when required. Representatives from Deloitte were present at two of the six meetings in 2004 and Towers Perrin were represented at one meeting. Tom Keevil also provides internal support and advice. During 2004, Deloitte also advised us on a number of unrelated tax matters and provided organisational and information technology consulting services.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

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

We also seek to align the interests of shareholders and employees at all levels by giving employees opportunities and encouragement to build up shareholdings in Gallaher Group Plc. Employees are encouraged to build up shareholdings in us through participation in our savings related share option scheme (the “SRSOS”). This is open to most European employees and share participation was extended to employees within the CIS during 2004. UK employees can also participate in an Inland Revenue approved share incentive plan (the “SIP”) and a bonus scheme related to EPS performance. A significant number of employees eligible to participate in these schemes take advantage of the opportunity to do so. In addition, in response to shareholder comments and to further align management’s focus with the business strategy and delivering shareholder value, the committee has reviewed the performance criteria for the executive long-term incentive plans. Changes outlined above to the performance share plan will be put to the 2005 annual general meeting, together with some lesser changes to the deferred bonus plan.

Policy on executive remuneration As defined in the remuneration policy statement, the remuneration package for executive directors and heads of business units below board level is intended to attract and retain high quality executives, instil loyalty and motivate them to achieve a high level of corporate performance in line with the best interests of shareholders, while not being excessive. It is also intended to be in line with our overall policy on pay and benefits and, as we extend our business internationally, account is taken of market practices outside the UK where the scope of a particular executive’s role warrants this approach. It is the present intention of the committee that, for 2005 and subsequent years, our policy on the remuneration of senior executives will remain within the above guidelines, but this will be kept under review.

For directors, in addition to reviewing market data provided by Towers Perrin and Deloitte, which takes accounts of FTSE companies of similar size and complexity, the committee also takes into account the levels of awards to our UK employees, managers and our heads of business units below board level.

In determining policy and giving effect to it, the committee currently reviews the remuneration practices of the other FTSE 350 companies including an industry comparator group of companies operating in the tobacco and consumer goods sectors. The make up of that group is reviewed by the committee to ensure that our practice remains aligned with the appropriate comparator group.

Summary of executive benefits In essence, the remuneration package for executive directors and heads of business units below board level consists of basic salary, annual bonus, long-term incentive plans (“LTIPs”) and pension and other benefits. The basic salary, pension, medical and life assurance elements of the executive remuneration package are fixed. By contrast, annual cash bonuses and awards under the long-term incentive plans are related to our performance and of the directors and the heads of the business units. It is our policy to ensure that a significant portion of the total potential reward is earned via the performance based schemes. At least half of the total value of the remuneration package for directors is targeted to be performance related. From 2005 onwards it will be proportioned approximately 30 : 70 between short- and long-term variable pay.

Base salary Base salary is reviewed annually and determined by reference to individual responsibilities, performance, the challenging sector within which we operate and external market data. Accordingly, it is targeted within a range around the market median for the comparator group. Salary levels also reflect the experience, responsibility, effectiveness and market value of the executives. The committee looks at our overall performance and the impact on any associated benefits, e.g., pension, potential long-term incentive plan awards and annual bonuses. Basic salary is the only element of the package used to determine pensionable earnings.

Annual cash bonus Payments under the annual cash bonus arrangements for executive directors and heads of business units are dependant on the achievement of profit before tax (‘’PBT’’) targets set at the beginning of each financial year by the committee, and the committee’s view of performance related factors such as productivity, management of capital expenditure and other financial matters, business and management development, based on a balanced scorecard approach. The committee retains an absolute discretion as to what level of bonus, if any, to award senior executives (including executive board members). Failure to achieve the performance criteria set annually by the committee can result in no bonus being awarded.

In respect of 2004, approximately 75% of the annual bonus target was PBT based. The remaining circa 25% was dependant upon the committee’s view of the balance scorecard. The maximum possible bonus for all executive directors was 65% of basic salary (although for the chief executive a further 5% additional incentive award was available, related to the ‘balanced scorecard’ element). The actual bonus awarded in 2004 to directors amounted to 46% of basic salary, with the chief executive receiving 51%. Heads of business units below board level admitted to the annual bonus scheme had the same PBT and scorecard targets, but a lower maximum payout. PBT targets are not published as they are commercially sensitive.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

Since the year end, the committee has reviewed the annual cash bonus arrangements to reflect its determination to increase the focus of the senior executives on performance related matters. As part of that process, it has undertaken a review of peer companies’ bonus arrangements. The committee has concluded that from 2005 onwards the proportion of the balanced scorecard element of the bonus and the maximum possible bonus will be revised. Approximately 30% of each annual bonus will now be dependant on the balance scorecard element with circa 70% based on PBT targets. The total maximum bonus for executive directors will be 85% of basic salary (and for the chief executive only, up to an additional 15% related to the balanced scorecard element).

Other benefits All executive directors are provided with a company mobile phone, a company car (or an allowance in lieu), personal accident insurance and medical insurance. The taxable value of the benefits are included in the directors’ emoluments table. Nigel Simon’s benefits also included costs relating to his Continental European duties in Vienna until October 2004 (when he left us).

External appointments The board supports executive directors taking up non-executive directorships as part of their continued development that will ultimately benefit us. As a matter of policy, such appointments are normally limited to two in number, only one of which can be in another FTSE 100 company and under no circumstances can an executive director serve as chairman of such a company. Currently, Nigel Northridge is a non-executive director of Aggreko plc and Paddy Power Plc and received fees for 2004 of £31,600 and €40,000 respectively. Neil England is a non-executive director of The Eastern European Trust PLC for which he received fees of US$17,334 in 2004 and, until 1 August 2004, Mindweavers Limited from which he received no fee. The committee is satisfied that these directorships do not detract in any way from either individual’s ability to remain focused on our business and has further determined that these directors may retain their earnings from these directorships. 1

Executive directors’ service contracts The service contracts of all executive directors are with Gallaher Limited, although Stewart Hainsworth has two contracts, the second of which reflects his overseas location and day to day duties as an executive director of Gallaher Switzerland SA. However, his Gallaher Limited contract takes precedence and his remuneration is considered in aggregate by the committee. Nigel Simon also had a service contract with Austria Tabak in respect of his services to that company, but his Gallaher Limited contract took precedence. The terms of his contracts also ensured that his aggregate remuneration was established by the committee.

Our policy is that all executive directors have a one year notice provision in their contracts, such notice period not extending beyond their normal retirement age of 60 years. In the case of four of the executive directors there is currently an exception to this position, in the event that any of these directors is made redundant or dismissed during a two year period following a change of control. The rationale for this is explained in the corporate governance statement together with the agreement reached with these executive directors to give up this entitlement with effect from 1 January 2006 without compensation. The exceptional provision does not apply to Mr Hainsworth.

Severance There is no predetermined level of compensation on termination under the directors’ service contracts. We are, however, unequivocally against rewards for failure and generally believe that severance arrangements should be restricted to salary, earned bonus, and other basic contractual entitlements such as accrued pension. The committee is also fully aware of the need to ensure that an appropriate settlement is reached should a director’s employment be terminated with or without notice, and in such circumstances would take account of the circumstances and opportunities to mitigate loss when approving any severance payment. So far as entitlements under the long-term incentive plans are concerned, in normal circumstances they vest at the end of the relevant performance period but on a pro-rata basis to the date of termination (except in the case of a change of control, when pro-rata vesting would happen at the time of that event).

In July 2004, we announced that Nigel Simon would be retiring from the board with effect from 1 October 2004. His severance arrangements are set out in the emoluments table. They were limited to a termination payment of £312,000, any bonus entitlement arising under the executive directors’ annual bonus arrangements and a reduced entitlement to any awards under the LTIPs (see footnote to DBP / PSP schedules, having regard to his contractual notice period and other contractual entitlements. Mr Simon also made a voluntary salary sacrifice into the pension scheme (see footnote to emolument table.

Non-executive directors The non-executive directors have letters of appointment specifying three year fixed terms of office, with three month notice periods. They are not eligible for company pension scheme membership, nor do they participate in any of our bonus plans or LTIPs. In addition to the requirements relating to re-election by shareholders contained in their letters of appointment and the code, non-executive directors must, in any event, retire at the first annual general meeting after reaching 70 years of age (see notice of AGM for details of a proposed change to this article of association).

[1]

At the time Mr Hainsworth joined the Group in 2001 he disclosed his interests in some family businesses. It was agreed that he could retain those interests, given his confirmation that those interests would not impinge upon his existing obligations as a full time employee of the Group. At the time of his appointment to the Group board, Mr Hainsworth reconfirmed this position.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

In accordance with the provisions of the code, the board determines the fees paid to the non-executive directors (including the chairman). In determining the fee levels, account is taken of the time commitment and scale of the roles that the non-executive directors perform, market norms and comparisons with companies of equivalent size based on information provided by Towers Perrin. Details of the fees paid to the chairman and other non–executive directors during 2004 are set out below. Fees are currently reviewed bi-annually. Other than the chairman (whose fees were determined on his appointment as chairman in March 2004), their fees were increased in September 2004 to reflect the increased responsibilities that compliance with the code and US regulatory requirements have placed upon them (see the directors’ emoluments table).

Periods of service Details of the contracts of service or letters of appointment of each person who has served as a director of the Company at any time during the 2004 financial year are set out below:

	Date of appointment to board	Date of current contract/letter of appointment	Period to retirement/term of appointment at 31 Dec 2004	Notice period under contract/ appointment letter

Executive directors
Nigel Northridge	15 Apr 1997	27 April 2004	11 years 1 month	12 months
Nigel Dunlop	1 Jan 2003	27 April 2004	11 years 10 months	12 months
Neil England	1 Jan 2002	27 April 2004	9 years 5 months	12 months
Stewart Hainsworth	1 Oct 2004	1 Oct 2004	24 years 2 months	12 months
Mark Rolfe	1 July 2000	27 April 2004	13 years 11 months	12 months
Nigel Simon (a)	13 May 1997	27 April 2004	expired 1 Oct 2004	n/a

Non-executive directors
John Gildersleeve	13 May 1997	8 September 2003	2 years 2 months	3 months
Sir Graham Hearne	13 May 1997	24 August 2004	1 year 5 months	3 months
Ronnie Bell	8 Mar 2004	8 March 2004	2 years 2 months	3 months
Alison Carnwath	1 Jan 2003	24 August 2004	1 year	3 months
Richard Delbridge (b)	24 Jan 2002	24 August 2004	3 weeks	3 months
Tony Portno (c)	13 May 1997	24 August 2004	1 year 5 months	3 months
Peter Wilson	13 March 1997	1 Jul 2001	expired 7 Mar 2004	n/a

(a)	As part of the handover of his responsibilities, Nigel Simon agreed to work as a consultant, if required, during 2005 on a limited basis (expected to be no more than 12-30 days).
(b)	A letter extending Richard Delbridge’s appointment for a further three years was issued on 4 January 2005.
(c)	On 25 February 2005 we announced that Tony Portno will retire as a director on 11 May 2005.

Directors’ interests in shares The register kept by us pursuant to section 325 of the Companies Act 1985 shows that the directors in office at 31 December 2004, and their families, had the following interests in our ordinary shares. No such interests were held in any other Group company.

Directors’ interests in shares (beneficial and family interests)

	At 31 Mar 2005	At 31 Dec 2004	At 31 Dec 2003

Executive directors
Nigel Northridge	283,867	216,976	161,489
Nigel Dunlop	45,322	38,477	26,021
Neil England	63,563	45,620	23,397
Mark Rolfe	110,966	78,710	46,590
Nigel Simon	n/a	n/a	110,137
Stewart Hainsworth	230,860	220,062	9,157

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

	At 31 Mar 2005	At 31 Dec 2004	At 31 Dec 2003

Non-executive directors
John Gildersleeve	26,582	26,582	26,578
Sir Graham Hearne	5,796	5,796	5,552
Ronnie Bell	-	-	-
Alison Carnwath	4,000	4,000	-
Richard Delbridge	10,000	10,000	10,000
Tony Portno	5,000	5,000	5,000
Peter Wilson	n/a	n/a	299,709

Total	785,956	651,223	723,630

The interests of the directors in office at the date of this report have not changed from those shown above. Directors hold no options over shares in the Company, other than those under the SRSOS, details of which are set out below.

Executive share retention To ensure the interests of management remain aligned with those of shareholders, executive directors and heads of business units are encouraged to build up substantial shareholdings in us over time through cash purchases and/or participation in the LTIPs. In essence, executive directors are encouraged to build up shareholdings to, at least, the value of their annual salaries.

Directors’ emoluments The total salaries, fees and benefits paid to or receivable by each person who served as a director of the Company at any time during the year appear below. These include all payments for services as a director of the Company, its subsidiaries or otherwise in connection with the management of our business and any other directorship he/she holds because of our nomination.

Directors’ emoluments and by individual director

	2004 (a) £’000	2003 £’000

Executive directors
Total salary	2,040	1,890
Benefits – value of any other non-cash benefits	154	161
Bonus	1,089	900
LTIP annual vesting (b)	1,488	1,544
Termination payment	312	-

	5,083	4,495

Non-executive directors
Fees	507	449
Benefits	4	1

	511	450

Total remuneration	5,594	4,945

(a)	Includes directors who retired during 2004.
(b)	Value of LTIP shares vesting in the year, based on the closing share price on the day of vesting.

	Total salary	Fees	Bonus	Value of any other non-cash benefits(a)	Termination Payment	Sub-total of salary, fees, bonus and value of non-cash benefits	Incentive plans(b)	Total remuneration for 2004	Total remuneration for 2003
	£000	£000	£000	£000	£000	£000	£000	£000	£000

Executive directors
Nigel Northridge	650	-	332	13	-	995	600	1,595	1,709
Nigel Dunlop	275	-	127	18	-	420	104	524	493
Neil England(c)	350	-	161	58	-	569	-	569	528
Stewart Hainsworth(d)	91	-	117	5	-	213	-	213	-
Mark Rolfe	400	-	184	15	-	599	369	968	726
Nigel Simon(e)	274	-	168	45	312	799	415	1,214	1,039

Non-executive directors
John Gildersleeve(f)	-	211	-	-	-	211	-	211	38
Sir Graham Hearne	-	80	-	-	-	80	-	80	73
Ronnie Bell(g)	-	36	-	-	-	36	-	36	-
Alison Carnwath	-	43	-	-	-	43	-	43	38
Richard Delbridge	-	53	-	-	-	53	-	53	47
Tony Portno	-	43	-	-	-	43	-	43	38
Peter Wilson(h)	-	41	-	4	-	45	-	45	216

Total	2,040	507	1,089	158	312	4,106	1,488	5,594	4,945

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

Notes:

a)	In relation to the value of non-cash benefits, where received, the values indicated relate to the following benefits received by those directors: company car, mobile phone, private health care and limited supplies of tobacco products. In addition, directors are covered by personal accident and life insurance while on company business. There are no expense allowances chargeable to UK income tax.
b)	The value of the incentive plan awards reflects the performance of our shares over the last three years, during which the share price moved from £4.2875 (DBP) / £4.6483 (PSP) to £6.8225 at the date of vesting (both DBP and PSP).
c)	Included in Neil England’s non-cash benefits are contributions accrued for his funded unapproved retirement benefits scheme (“FURB”) resulting from the restrictions imposed by the Inland Revenue earnings cap.
d)	Stewart Hainsworth joined the board on 1 October 2004. His salary was £365,001 at 31 December 2004. His total remuneration reflects that part of the year for which he was a director and his bonus award having regard partly to his responsibilities pre- and post- board appointment. As part of his family’s education arrangements resulting from his Swiss location, he has elected to waive £125,679 of his remuneration for 2004 (including part of his bonus). Under his service agreements Mr Hainsworth receives no allowance for educational fees.
e)	Nigel Simon elected to waive part of his salary for 2004, given restrictions on pension AVCs caused by his employment in Vienna. This enabled him to improve his pension provisions. Mr Simon’s emoluments include the termination payment of £312,000. Contractually, Mr Simon was entitled to a full bonus award for 2004 and a pro-rata bonus, if any, for that part of his notice period in 2005.
f)	John Gildersleeve was appointed chairman on 9 March 2004. His fees at 31 December 2004 were £250,002 per annum.
g)	Ronnie Bell joined the Board on 8 March 2004. His fees were £50,001 per annum on 31 December 2004.
h)	Peter Wilson retired from the board on 8 March 2004. The benefit in kind relates to a retirement gift.
i)	The fees of the non-executive directors (excluding the chairman) were revised with effect from 1 September 2004: board/committee members £50,001; chairman of the audit committee £60,000; deputy chairman £90,000.

LTIPs The LTIPs comprise a deferred bonus plan (“DBP”) and a performance share plan (“PSP”). The plans are designed to align the interests of the participants with those of the shareholders over the long-term through the allocation of ordinary shares in the Group, contingent upon our performance. The incentive plan targets are applied uniformly to all executive directors, the company secretary and heads of business units reporting to them invited by the committee to participate in the scheme.

This report should be read in conjunction with the notice of the annual general meeting (“AGM”), in particular for the changes proposed in respect of the LTIPs.

Incentive measures During the year the committee has reflected upon some feedback received from shareholders relating to the use of the same performance measure for both the DBP and the PSP (i.e., EPS growth). Having considered the feedback and reviewed the options available and sought advice primarily from Deloitte, the committee is recommending to shareholders at the May 2005 AGM that the current singleperformance measure of EPS for the PSP should be replaced by a combination of Total Shareholder Return (“TSR”) and Return on Capital Employed (“ROCE” – see the footnote to performance conditions table). Real growth in adjusted earnings per share (“EPS”) will remain the performance measure for the DBP.

In proposing these changes to the performance criteria of the LTIPs, the remuneration committee took the view that these three performance conditions (EPS, ROCE and TSR) were the most important measures that drive or measure sustainable improvements in shareholder value thereby further aligning the interests of management with those of shareholders. The TSR performance condition measures comparative performance, while EPS and ROCE reflect core elements of our business strategy, which are to seek to enhance earnings growth and capital efficiency. These proposals have been discussed with a wide selection of our institutional shareholders before being put forward for formal shareholder approval at the 2005 AGM.

Rewards under the LTIPs from 2002 related to achievement of EPS targets set by the committee. Participation in the DBP is voluntary and is dependent upon the availability of an annual bonus that, in turn, is contingent upon performance factors described above. Prior to recommending to shareholders the proposed changes outlined, the committee considered that the measure of growth should be annual earnings over three year cycles. The committee used adjusted EPS (see note 9 to the financial statements for the explanation of adjusted EPS) as the appropriate measure of performance for each plan. This is independently verifiable from the annual report and financial statements.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

Deferred bonus plan The purpose of the DBP is to encourage those senior executives invited to participate to invest in us and increase commitment to our growth and future performance and also to act as a retention tool. If, upon invitation, a participant voluntarily pledges shares up to a maximum value equal to 100% of his/her annual bonus (which shares must be held throughout the three year performance period) we will award, at no cost to the participant (other than taxation and national insurance charges), additional shares. The minimum number that the participant will receive, having held shares for the full three year cycle, will be one half of the number originally pledged. If our predetermined targets for real growth in adjusted EPS over a three year period (as set by the committee) are met in full the participant will receive the maximum number of additional shares, i.e., one and a half times the number originally pledged. Awards between the minimum and maximum are calculated on a linear basis and depend upon the extent to which we achieve our targets. Details of the shares awarded to directors under the DBP are set out below.

Real growth in adjusted EPS over the 2002-2004 performance period was 5.4% per annum against a target range of between 2% and 10%, and thus 93.0% of the original conditional award was payable. The gain attributable to each director will be disclosed in the 2005 remuneration report.

Performance share plan The PSP is designed to reward executives for delivering growth in shareholder value through an annual award of shares. In the case of executive directors, such awards are based on a maximum potential value of 100% of salary at the discretion of the committee.

For the cycle ending 2004 performance was determined by the real growth in adjusted EPS over the measurement period compared with the target range set by the committee. Achievement at or above the top of the range produces vesting of 100% of the total award. Achievement of the bottom of the range results in 20% of the original award. The proportion vesting for achievement between the top and bottom of this range is again calculated on a linear basis. No award will be made if performance is below the bottom of the range.

Real growth in adjusted EPS over the 2002-2004 performance period was 5.4% per annum and therefore contributed 54.4% to the total award. The gain attributable to each director will be disclosed as remuneration in 2005. Details of awards to directors under the PSP are detailed in the table below.

Targets The committee has discretion to set targets for real growth in adjusted EPS for each performance period. The targets set for real growth in adjusted EPS for the DBP and currently the PSP for each of the performance periods, 2003-2005, 2004-2006 and 2005-2007 are aggregate EPS over the three-year period equal to an annual compound growth rate above inflation (using the retail price index) of 2% per annum for the minimum threshold, and 10% per annum to achieve the maximum applicable award (audited information). A minimum of 2% real annual compound growth in EPS is considered an appropriate target given the maturity of the sector within which we operate, the consolidation that has taken place in recent years and the nature of the challenges faced by tobacco companies.

While it is not intended to restate the performance criteria for the PSP plan which is almost completed, it is proposed that, as well as introducing the new criteria for 2005 onwards, it is in both shareholders’ and management’s interests to apply the new performance criteria to the most recent plan, i.e., 2004-2006, so as to further align and incentivise management towards the business strategy.

In respect of the PSP for 2004-2006 and 2005-2007, subject to receiving shareholder approval at the AGM, the targets will be set as:

50% ROCE:   The ROCE target ranges are from 27.1% to 28.3% for the 2004-2006 plan and from 27.5% to 29.3% for the 2005-2007 plan. Under IFRS the ROCE for the year ended 31 December 2004 was 26.8%, before exceptional items. Performance at the top end of the range would deliver maximum vesting i.e., 50% of the total award, and performance at the bottom end of the range would deliver a 15% vesting of the total award, with straight-line vesting in between. There would be no payout for performance below the lower end of the range.

The ROCE targets for the 2004-2006 and 2005-2007 PSPs are based on IFRS (whereas the five-year ROCE record in the financial review is under UK GAAP). The key implication of IFRS adoption on our reported ROCE is that we will no longer amortise goodwill arising from acquisitions. EBIT under IFRS will have a one-off step-up with the absence of an acquisition-related amortisation charge (2004: £72m). However, capital employed will no longer be positively impacted on a cumulative basis by the annual amortisation charge. As such, future movements in ROCE are unlikely to be as pronounced as they were under UK GAAP.

50% TSR:   will be measured against two comparator groups. Recognising the UK listing of our shares, 50% of this element of the award will be measured against the members of the FTSE 100 index at the beginning of the performance period. The remaining 50% will be measured against a comparator group which reflects the international nature of the business comprising tobacco and other consumer companies, namely: Allied Domecq; Altadis; Altria; Associated British Foods; British American Tobacco; Cadbury Schweppes; Danone; Diageo; Heineken; Imperial Tobacco Group; InBev; Morrison Supermarkets; Nestle; Reckitt Benckiser; Reynolds American; SABMiller; J Sainsbury; Scottish & Newcastle; Smith & Nephew; Tesco; and Unilever.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

A median TSR return for each comparator group will deliver 7 1/2% of the total award. An upper quartile performance would deliver a maximum payout of the award (i.e., 25% for each TSR element of the award) with a straight line payout in between and no payout of this element for performance below the median.

The committee believes that these targets represent challenging and stretching targets for delivering continued improvement in capital efficiency and shareholder value. Taken together with the DBP EPS measure, the ROCE and TSR 50 : 50 combination comprise a well balanced and focused package of performance related remuneration aimed at incentivising management to deliver shareholder value.

The committee will review the appropriate ROCE performance range for each annual grant of awards to be made under the PSP plan, taking account of the business’ future plans and prospects. In order to mitigate the risk of fluctuations in the ROCE calculation, the committee will also retain discretion to make adjustments for significant events, (e.g., exceptional items, major mergers and acquisitions or changes in accounting principles). Any amendment to target ranges will be explained in the annual report and financial statements. As can be seen from the current targets and published ROCE performance the target range is always expected to be in excess of the company’s Weighted Average Cost of Capital.

Performance conditions relating to LTIP awards:

	Calculation of award		Adjusted	TSR target		ROCE
Plan Period			real			target (1)
	PSP	DBP	EPS target	FTSE 100	Comparator companies

2002-2004	100% EPS	100% EPS	2% to 10%	-	-	-
2003-2005	100% EPS	100% EPS	2% to 10%	-	-	-
2004-2006 (2)	50% ROCE 50% TSR (3)	100% EPS	2% to 10%	Median 7 1/2% Upper quartile 25%	Median 7 1/2% Upper quartile 25%	ROCE of 27.1 = 15% ROCE of 28.3 = 50%
2005-2007 (2)	50% ROCE 50% TSR (3)	100% EPS	2% to 10%	Median 7 1/2% Upper quartile 25%	Median 7 1/2% Upper quartile 25%	ROCE of 27.5 = 15% ROCE of 29.3 = 50%

(1)	The calculation of the ROCE for each performance period is based on a three year annual average:

Earnings before interest and tax
ROCE % =		X 100
Average capital employed*

* Average capital employed is calculated by taking the opening capital employed and the closing capital employed (as defined below) from our accounts for the relevant financial year and dividing by two.

Capital employed consists of equity shareholders’ funds + net debt + other long term liabilities.

(2)	The PSP calculations of awards for 2004-2006 and 2005-2007 are subject to shareholder approval. If the changes to the performance criteria are not approved, the PSPs will be based on real growth in adjusted EPS targets (as for the DBP).

(3)	The TSR element comprising 25% against FTSE 100 and 25% against a comparator group

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

Deferred bonus plan – conditional share awards

	Performance period	Maximum potential share awards outstanding at 1 Jan 2004	Awards vesting during 2004 (vesting share price £6.8225 on 8 Mar 2004; share price at award on 26 Mar 2001, £4.2875)	Lapsed during 2004 (see note below)	Maximum potential share awards granted during 2004 at £6.4333 on 29 Mar 2004	Maximum potential share awards outstanding at 31 Dec 2004

Nigel Northridge	2001 – 2003	14,959	(14,649)	(310)	-	-
	2002 – 2004	9,189	-	-	-	9,189
	2003 – 2005	57,178	-	-	-	57,178
	2004 – 2006	-	-	-	71,348	71,348

	Total	81,326	(14,649)	(310)	71,348	137,715

Nigel Dunlop	2001 – 2003	3,537	(3,463)	(74)	-	-
	2002 – 2004	2,329	-	-	-	2,329
	2003 – 2005	12,729	-	-	-	12,729
	2004 – 2006	-	-	-	26,813	26,813

	Total	18,595	(3,463)	(74)	26,813	41,871

Neil England	2003 – 2005	29,951	-	-	-	29,951
	2004 – 2006	-	-	-	34,857	34,857

	Total	29,951	-	-	34,857	64,808

Stewart Hainsworth	2003 – 2005	13,638	-	-	-	13,638
	2004 – 2006	-	-	-	13,094	13,094

	Total	13,638	-	-	13,094	26,732

Mark Rolfe	2001 – 2003	6,330	(6,199)	(131)	-	-
	2002 – 2004	5,992	-	-	-	5,992
	2003 – 2005	37,030	-	-	-	37,030
	2004 – 2006	-	-	-	39,684	39,684

	Total	49,352	(6,199)	(131)	39,684	82,706

Nigel Simon	2001 – 2003	10,945	(10,718)	(227)	-	-
	2002 – 2004	6,273	-	-	-	6,273
	2003 – 2005	35,614	-	(35,614)	-	-
	2004 – 2006	-	-	(37,002)	37,002	-

	Total	52,832	(10,718)	(72,843)	37,002	6,273

Notes:      Lapses refer to those awards that did not vest under the 2001-2003 DBP.
                 For Nigel Simon, the 2003-2005 and 2004-2006 awards lapsed upon him retiring from the board.

Awards were made in 2004 to the participating heads of business units and the executive directors under the DBP. The vesting of these awards is conditional upon the achievement of targets set by the committee over the three financial years 2004-2006. These targets are set out above.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

Performance share plan – conditional share awards

	Performance period	Maximum potential share awards outstanding at 1 Jan 2004	Awards vesting during 2004 (vesting share price £6.8225 on 8 Mar 2004; share price at award on 13 Mar 2001, £4.6483)	Lapsed during 2004 (see note below)	Maximum potential share awards granted during 2004 at £6.7633 on 10 Mar 2004	Maximum potential share awards outstanding at 31 Dec 2004

Nigel Northridge	2001 – 2003	74,220	(73,329)	(891)	–	–
	2002 – 2004	104,321	–	–	–	104,321
	2003 – 2005	102,975	–	–	–	102,975
	2004 – 2006	–	–	–	96,107	96,107

	Total	281,516	(73,329)	(891)	96,107	303,403

Nigel Dunlop	2001 – 2003	11,887	(11,744)	(143)	–	–
	2002 – 2004	18,527	–	–	–	18,527
	2003 – 2005	42,907	–	–	–	42,907
	2004 – 2006	–	–	–	40,661	40,661

	Total	73,321	(11,744)	(143)	40,661	102,095

Neil England	2002 – 2004	54,645	–	–	–	54,645
	2003 – 2005	55,778	–	–	–	55,778
	2004 – 2006	–	–	–	51,011	51,011

	Total	110,423	–	–	51,011	161,434

Stewart Hainsworth	2002 – 2004	19,850	–	–	–	19,850
	2003 – 2005	17,831	–	–	–	17,831
	2004 – 2006	–	–	–	19,695	19,695

	Total	37,681	–	–	19,695	57,376

Mark Rolfe	2001 – 2003	48,404	(47,823)	(581)	–	–
	2002 – 2004	67,561	–	–	–	67,561
	2003 – 2005	63,501	–	–		63,501
	2004 – 2006	–	–		59,143	59,143

	Total	179,466	(47,823)	(581)	59,143	190,205

Nigel Simon	2001 – 2003	50,663	(50,055)	(608)	–	–
	2002 – 2004	64,977	–	(5,415)	–	59,562
	2003 – 2005	59,211	–	(24,671)		34,540
	2004 – 2006	–	–	(40,476)	53,968	13,492

	Total	174,851	(50,055)	(71,170)	53,968	107,594

Note:	Lapses refer to those awards that did not vest under the 2001-2003 PSP.
For Nigel Simon, the 2002-2004, 2003-2005 and 2004-2006 awards lapsed to the extent shown, upon his retirement from the board.
As noted above, subject to shareholder approval, targets for the 2004-2006 PSP will be changed to ROCE and TSR.

Awards were made in 2004 to the participating heads of business units and the executive directors under the PSP. The vesting of these awards is conditional upon the achievement of targets set by the committee over the three financial years 2004-2006. These targets are set out above.

Total return indices – Gallaher and FTSE 100 The graph shows, for our last five financial years, a calculation of the TSR on a holding of shares in the Group, compared with that of a hypothetical holding of shares in the FTSE 100. The FTSE 100 is the most appropriate index against which to illustrate our performance because we are a constituent member and the FTSE tobacco index would not provide a broad enough comparator group. The graph has been calculated in accordance with the regulations.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

Savings related share option scheme The executive directors may participate along with all eligible employees in the SRSOS. The SRSOS was established in 1997. Participants, who enter into a savings contract to a maximum level of £250 per month, are granted options to subscribe for our shares. The board may determine that an option is to be granted at a discount. The maximum discount is 20% of the then prevailing share price.

Share options

		Options under SRSOS (10p shares)

		Date of grant	Earliest exercise date	Expiry date	Option price		Number of shares at 1 Jan 2004	Exercised in year	Number of shares at 31 Dec 2004

Executive directors
Nigel Northridge (a)	}	15/7/1997	1/9/2004	28/2/2005	234	p	8,333	(8,333)	–
	}	6/10/2003	1/12/2008	31/5/2009	443	p	3,577	–	3,577

Nigel Dunlop (b)	}	10/10/2000	1/12/2003	31/5/2004	297	p	3,261	(3,261)	–
	}	6/10/2003	1/12/2008	31/5/2009	443	p	3,577	–	3,577

Neil England		6/10/2003	1/12/2006	31/5/2007	443	p	2,082	–	2,082

Stewart Hainsworth(c)		–	–	–	–		–	–	–

Mark Rolfe (d)	}	15/07/1997	1/9/2004	28/2/2005	234	p	8,333	–	8,333
	}	6/10/2003	1/12/2010	31/5/2011	443	p	3,786	–	3,786

Nigel Simon		–	–	–	–		–	–	n/a

Total		–	–	–	–		32,949	(11,594)	21,355

(a)	Nigel Northridge exercised his option to acquire 8,333 shares at a price of £2.34 per share on 1 September 2004.
(b)	Nigel Dunlop exercised his option to acquire 3,261 shares at a price of £2.97 per share on 27 February 2004.
(c)	Stewart Hainsworth will be eligible to participate in the SRSOS from 2005.
(d)	Mark Rolfe exercised his option to acquire 8,333 shares at a price of £2.34 per share on 22 February 2005.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

The share price at 31 December 2004 was 791.5p and the recorded highest and lowest prices in the year were 795p and 593p respectively.

Share incentive plan A SIP (formerly called an AESOP) was launched in February 2002. UK employees have the opportunity to invest up to £125 per month in our shares out of their pre-tax income. These shares are then held in trust and each separate purchase of shares will become free of income tax and national insurance if held for five years. Employees can participate in the SIP, in addition to the SRSOS.

Pensions Details of the executive directors’ pensions are shown in the table and notes below. These amounts exclude any benefits attributable to additional voluntary contributions (“AVCs”). The transfer values shown below represent our obligation, not a sum paid or due to the individual and cannot meaningfully be added to annual remuneration. Under their service agreements, the UK-based executive directors are members of our management pension scheme. This is an Inland Revenue approved, defined benefit occupational pension scheme based on final salary (excluding annual bonus payments and awards under the long-term incentive plans). The fund allows members to achieve a maximum pension of up to two-thirds of their salary at the normal retirement age. In common with all members, executive directors do not make contributions to the scheme, other than AVCs. Pension commutation to enable participants to receive a lump sum on retirement is permitted within Inland Revenue limits. In addition, the scheme provides life cover of fourtimes basic salary (again subject to Inland Revenue limits) including for Mr Simon until 30 September 2005. In the event of death, a 50% spouse’s pension is payable. Dependent children also receive allowances of up to a maximum of 50% of the member’s pension for two or more children.

We are fully aware of the government’s proposed changes to the UK pensions regime and are keeping the matter under review. Once the details of the proposals are known, we will consider what, if any, adjustments are required to the UK pension provision for all members having due regard for institutional investor guidelines on this matter.

Where a UK-based executive director is subject to the UK Inland Revenue earnings cap then 1/60th accrual per year of service is provided through the pension scheme with additional benefits being provided through a FURB where appropriate (see note below). Life assurance in excess of that provided by the pension scheme, up to four times basic salary is separately insured. There is a defined contribution arrangement in place in respect of Mr Hainsworth (who is located overseas), with employer pension contributions of 16% of base salary. Mr Hainsworth additionally has life cover of four times base salary.

On the recommendation of the actuary, following a review of the ‘fair value’ of transfer values, during the year the trustee agreed an improvement to the transfer value basis for all members of both UK pension schemes. This together with an improvement in early retirement terms for those at or above ‘senior executive’ level (to bring their early retirement terms in line with other similar organisations), the effect of each additional year’s service, increases in base salary, and movements in the financial markets during the year is reflected in the transfer value comparison year on year.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

Directors’ pensions.

Note:	(1)	(2)		(4)	(3)	(3)	(5)	(6)

Voluntary contributions paid by directors and the resulting benefits are not shown	Gross increase in accrued pension £000 (pa)	Increase in accrued pension net of inflation £000	Total accrued pension at 31 Dec 2004 £000 (pa)	Transfer value of net increase in accrual over period £000	Transfer value of accrued pension at 31 Dec 2004 £000	Transfer value of accrued pension at 31 Dec 2003 £000	Total change in transfer value during period £000	Money purchase schemes £000

Nigel Northridge	34	26	312	487	5,760	3,146	2,614	–
Nigel Dunlop	16	13	124	240	2,316	1,165	1,151	–
Neil England	2	2	5	33	98	40	58	87
Stewart Hainsworth	–	–	–	–	–	–	–	15
Mark Rolfe	20	16	167	284	2,963	1,459	1,504	–
Nigel Simon (7)	22	18	175	338	3,241	1,735	1,506	–

Notes:
(1)	Pension accruals shown are the amounts which would be paid annually on retirement based on service to the end of the year.
(2)	The increase in accrued pension during the year is net of any increase for inflation.
(3)	Transfer values have been calculated in accordance with version 8.1 of guidance note GN11 issued by the actuarial profession. The substantial increase in the transfer values during the year reflects a combination of a number of influencing factors, including an actuarially recommended improvement to the calculation basis for all members of both UK pensions schemes.
(4)	The value of net increase represents the incremental value to the director of his service during the year, calculated on the assumption service terminated at the year end. It is based on the accrued pension increase (2) and the transfer value basis applicable at the year end.
(5)	The change in the transfer value includes the effect of fluctuations in the transfer value due to factors beyond the control of the Company and directors, such as stock market movements as well as an improvement to the transfer value calculation applicable to all members of the UK pension schemes.
(6)	Contributions due to Neil England’s FURB resulting from the restrictions imposed by the Inland Revenue earnings cap.
(7)	Mr Simon left the Company on 30 September 2004, therefore the accrued pension at the year end is in respect of service to his leaving date.

C	Board Practices

Differences between UK & US corporate governance

As well as being subject to UK legislation and regulation, Gallaher, as a company listed on the NYSE, is subject to the listing requirements of the NYSE and the rules of the SEC. Compliance with the provisions of the Sarbanes Oxley Act (“SOX”) as it applies to foreign issuers, is continually monitored. While the directors believe that our corporate governance policies are robust, changes have and will continue to be made to ensure compliance with the rules that are in place at any point in time. We follow UK corporate governance practice which does not differ significantly from the NYSE corporate governance standards for foreign issuers. See below – New York Stock Exchange corporate governance requirements.

This report sets out how we complied during 2004 with the principles contained in the new combined code on corporate governance published by the Financial Reporting Council in July 2003 and annexed to the listing rules by the UK Listing Authority (the “code”). This report also outlines the approach adopted to the principles contained in the code, and provides an explanation of any departure from the provisions of it. Further information on the ways in which the principles of the code are applied by us are given in the remuneration report.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

The board
Introduction The board comprises five executive directors and six non-executive directors (including the non-executive chairman). Biographies of each of the directors, their responsibilities and principal board committee memberships can be found on pages 68 and 69. All directors are subject to election by shareholders at the first annual general meeting (“AGM”) following appointment and thereafter to re-election at least every three years. Each executive director has a service contract with a one-year notice period. The non-executive directors have three-year periods of appointment, the terms of which reflect the relevant good practice recommendations annexed to the code, with three-month notice periods. All the non-executive directors are considered by the board to be independent. During 2004, all the non-executive directors confirmed to the board that they have sufficient time available to fulfil their obligations as directors of the Group and, should any individual’s position change, the board will be informed. In accordance with the provisions of the code, procedures are in place to minute any unresolved concern that a director may have regarding a matter and to ensure that any departing non-executive director will set out any such concerns in a written statement to the chairman, for circulation to the board.

Frequency of meetings The board meets at least six times a year, with additional meetings as required. One of those board meetings each year is held at the site of an operational business unit. This year, marking the 10th anniversary of its opening, the board visited our UK distribution centre in Crewe. The board met six times in 2004 (including a two day strategic planning workshop). With the exception of Sir Graham Hearne, who was absent for one meeting due to a family wedding, all of the directors attended the scheduled meetings.

Effective leadership The wide range of experience and expertise of the non-executive directors, combined with the skill sets of the executive directors, provides a wealth of tobacco sector and general business experience, strong personal skills and independence of thought and perspective. In 2004, the balance of skills, knowledge and experience on the board was reviewed. In essence, using the output from the board effectiveness review (see below), and individual appraisals undertaken by the chairman, the nomination committee, in conjunction with the chairman, is tasked with considering these matters and making recommendations, if appropriate, to the board.

Approach We are committed to integrity, high ethical values and professionalism in the way in which we conduct our activities. An essential part of our commitment to behaving responsibly is reflected in the board’s support for high standards of corporate governance. This approach includes the use of controls to safeguard the interests of shareholders and guard against improper use of powers by the board or an individual director. Accordingly, the board conducts itself in such a way as to give an appropriate lead to the whole organisation.

Application The overriding responsibility of the board is to provide entrepreneurial and responsible leadership to the Group within a framework of prudent and effective controls. These allow for the key issues and risks surrounding the business to be assessed and managed. The board determines our overall strategic direction, reviews management performance and ensures that the necessary financial and human resources are in place to enable us to meet our objectives. The board is comfortable that the necessary controls (described below) and resources exist within the Group to enable these responsibilities to be met.

Focus The board ensures that our principal goal is to create shareholder value, while having regard to other stakeholder interests. The board also seeks to engender a culture whereby business ethics, integrity and fairness are the values that all of our employees endorse and give effect to through their actions. These principles are encapsulated in formal policies, summaries of which are published on our website together with our ‘behaving responsibly’ statement, which sets out our position on key issues surrounding tobacco products. The steps taken to create shareholder value are communicated through a dedicated investor relations department, its section of the website, our intranet, formal and informal employee briefings and newsletters. It is also reinforced through employee participation in share ownership plans.

Responsibilities There is a clear division of responsibilities between the roles of the chairman and the chief executive, which is set out in writing and which has been approved by the board. There is also a documented schedule of matters reserved to the board. Such matters include decisions on strategic and policy issues, the approval of published financial statements and major acquisitions and disposals, authority levels for expenditure, treasury and risk management policies and succession plans for senior executives at and below board level. The board receive regular briefings upon our performance (including detailed commentary and analysis) and key issues and risks affecting our business. Reports on our operations, human resources, along with governance and regulatory matters affecting us, are provided to the board on a regular and timely basis. Briefings on market activity, together with the views of shareholders and analysts on us, are also provided to the board. Strategic and policy issues are reviewed annually at a combined board and senior executive two day strategic planning workshop.

Appointments to the board and its committees are also reserved for the board, based upon the recommendations of the nomination committee. The appointment and removal of the secretary is a matter reserved to the board as a whole.

Performance evaluation During 2004, the board, and each of the audit, nomination and remuneration committees undertook performance evaluations. Using the Higgs ‘Suggestions for Good Practice’ as guidance, the individual directors and/or committee members initially completed separate questionnaires. The results were compiled and analysed by the secretary, who prepared reports to the board and each of the committees. The areas covered included the role of the executive and non-executive directors and the board/board committees, preparation for and the performance at meetings, the effectiveness of the board/board committees, leadership, culture and corporate governance. The results were then considered by the board and each of these committees in meetings as specific items of business. These exercises or similar ones will continue to be repeated annually.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

The chairman also convened a formal meeting of the non-executive directors to assess the performance of the board in the absence of the executive directors. Amongst other matters, when undertaking this exercise, the chairman had regard to the principles in the code relating to evaluation of the collective and individual performance of board members. Separately, during 2004 the chairman undertook individual appraisals of each director and the company secretary, again using the Higgs ‘Suggestions for Good Practice’ to assist him with this exercise.

Our deputy chairman and senior independent director, Sir Graham Hearne, also met with the non-executive directors, in the absence of the chairman, to assess the chairman’s effectiveness (having taken soundings beforehand from the executive directors). Details of the chairman’s professional commitments are included in his biography. There were no material changes to his commitments in 2004.

Information and professional development Under the stewardship of the chairman, the company secretary and general counsel, Tom Keevil, is responsible for advising the board on all governance matters, ensuring board procedures are followed and applicable rules and regulations are complied with. He aims to ensure that board and board committee papers containing accurate, timely and clear information are circulated at least seven days before meetings. Periodic updates are circulated as and when required.

All non-executive directors undergo induction programmes upon appointment and have full access to management and to the internal and external auditors. The induction process includes the provision of background material upon the Company, briefings with all senior executives at and below board level and site visits to the main operation locations. Possibilities for major shareholders to meet current directors and any future appointees to the board are in place. Training and briefings are available to all directors on appointment and subsequently, as appropriate, taking into account existing experience, qualifications and skill sets. Directors are encouraged to keep fully abreast of our business through meetings with and presentations from senior management below board level and through site visits to operating divisions. Independently of our training, the non-executive directors variously receive independent training on technical accounting and other governance related matters from professional service providers and institutions.

External appointments The board supports executive directors taking up non-executive directorships as part of their continued development, which will ultimately benefit us. As a matter of policy, such appointments are normally limited to two in number, but only one of which may be with another FTSE 100 company. Under no circumstances will an executive director be allowed to become the chairman of a FTSE 100 company. The nomination committee will assess and make recommendations to the board as to whether any proposed appointment would mean that the executive is unable to devote sufficient time to his duties to us.

Access to advice/insurance All directors individually, and each of the board committees, have access to the advice and services of the company secretariat and the secretary. There are also procedures in place enabling any individual director in the furtherance of his or her duties to seek independent professional advice at our expense. We maintain appropriate insurance cover for the directors.

Candidates for election/re-election to the board Stewart Hainsworth was appointed to the board on 1 October 2004. His candidacy for election by shareholders’ is unanimously supported by the nomination committee and the board. John Gildersleeve, the non-executive chairman, together with Alison Carnwath and Nigel Dunlop, the group operations director, are offering themselves for re-election. In the case of the chairman, the senior independent director conducted a review of the chairman’s performance and the board is entirely satisfied with it. Led by the chairman, the nomination committee has considered the contribution that each of the other candidates seeking re-election by shareholders makes to us. Their conclusion was that each candidate’s performance, having regard to the roles that they perform and individual input and contribution, more than justified nomination for re-election by shareholders. The views of the nomination committee on all directors seeking re-election are unanimously endorsed by the board. Tony Portno, who has served on the board since 1997, has decided to step down on 11 May and will not be seeking re-election. James Hogan will be appointed to the board with effect from 3 May 2005 and be proposed to shareholders for election at the AGM as Dr Portno’s successor. His candidacy is unanimously supported by the nomination committee and the board. His details are contained in the notice of AGM.

Board committees
Summary There are five principal board committees: audit; nomination; remuneration; executive; and, corporate responsibility. The remit of the board’s corporate responsibility committee now encapsulates not only environment, health and safety (“EHS”) policy, but also responsibility for assessing and reporting to the board upon our approach to all matters connected with corporate responsibility. The roles and responsibilities of each of these committees (with the exception of the corporate responsibility committee) are detailed below. With the exception of the chairman (who chairs the nomination committee) all the audit, nomination and remuneration committee members are independent non-executive directors under the code. The committees are provided with sufficient resources via the company secretariat and, where necessary, have direct access to independent professional advisers to undertake their duties.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

Executive committee The chief executive chairs the executive committee which comprises the other executive directors and company secretary and general counsel. The executive committee is responsible, amongst other matters, for implementing our policies and monitoring the performance our business and our control procedures on a day-to-day basis. Members normally meet weekly. Our management committee, chaired by the chief executive, which consists of executive board members and senior executives responsible for the key business units, meets regularly. A Group operations committee chaired by the operations director and otherwise consisting of senior operations executives below board level, also meets regularly to consider primarily production, purchasing and logistics issues from a Group perspective. Details of the members of the management and operations committees are contained on our website. Within each of our commercial divisions there are also executive committees responsible for monitoring the performance of our businesses of those divisions. During 2004 to increase consistency of approach and cross-learning, the executive committee also established or enhanced the effectiveness of committees consisting of appropriate senior executives from each division in the following areas: business development, continuous improvement, finance, information services and sales and marketing. Reports are provided from these various committees, as appropriate, to the executive and management committees and the board.

The remuneration committee Sir Graham Hearne chairs the remuneration committee. That committee, whose other members are Alison Carnwath, Richard Delbridge and Tony Portno, met six times in 2004. There was full attendance at each meeting. A detailed description of the committee’s remit and work during 2004 is contained in the remuneration report. Its terms of reference comply with the code, are available on request and are published on our website. Sir Graham provides a report to the board following each meeting of the remuneration committee. With effect from 11 May 2005, Ronnie Bell will succeed Tony Portno’s membership on this committee.

The nomination committee The nomination committee is chaired by John Gildersleeve. Sir Graham Hearne and Alison Carnwath are the other members. It meets as and when required. The committee met three times in 2004 and all committee members attended each of those meetings. Company executives and advisers attend meetings by invitation only. The chairman updates the board and makes recommendations as and when required.

The terms of reference of the nomination committee are available on request and are published on our website. In essence, this committee is responsible for succession planning at board level, overseeing the selection and appointment of directors and making its recommendations to the board. It is also responsible, in conjunction with the chairman of the Group, for evaluating the commitments of individual directors and the balance of skills, knowledge and experience on the board. It also ensures that the membership of the board and its principal committees are refreshed periodically. Where appropriate, the committee will use an external search consultancy and/or advertising in relation to non-executive board appointments. During 2004, the work of the nomination committee reflected succession planning and a consideration of appropriate appointments to the board upon the respective retirements of Peter Wilson and Nigel Simon. That process resulted in the nomination committee recommending to the board the candidacies of Ronnie Bell and Stewart Hainsworth, whose elections are unanimously endorsed by the board.

Report of the audit committee
Members Richard Delbridge is chairman of the audit committee. The other members are Alison Carnwath, Sir Graham Hearne and Tony Portno. Richard Delbridge and Alison Carnwath are chartered accountants. Richard Delbridge is also deemed by the board to be the audit committee financial expert with recent and relevant financial experience and independent not only for the purposes of the code but also in accordance with the New York Stock Exchange definition. All of the committee members have extensive commercial experience. The audit committee met five times in 2004. All members of the committee were present at each meeting, except Sir Graham Hearne who was absent from one meeting due to a family wedding. The chairman of the audit committee provides a report on the work of the committee and any significant issues that may have arisen at the board meeting following each committee meeting.

Attendees at meetings Our chief executive and finance director and other senior management attend committee meetings by invitation of the committee. Representatives of our external auditors and the head of group risk assurance, which business unit includes insurance, internal audit and security, also attend these meetings by invitation of the committee. The external and internal auditors have direct access to the committee during formal meetings and time is set aside for them to have private discussions with the committee, in the absence of management.

Audit committee compliance with the combined code The audit committee’s terms of reference (available on request and published on our website) comply with the code. During 2004, the formal calendar of items considered at each audit committee meeting and within each annual cycle embraced the code requirements to:

•	monitor the integrity of our financial statements, and any formal announcements relating to our financial performance, including reviewing significant financial reporting judgments contained in them;

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

•	review our internal financial controls and our internal control and risk management systems and to make recommendations to the board;
•	monitor and review the effectiveness of our internal audit function;
•	make recommendations to the board, for it to put to the shareholders for their approval in general meeting, in relation to the appointment, re-appointment and removal of the external auditors and to approve the remuneration and terms of engagement of the external auditors;
•	review and monitor the external auditors’ independence and objectivity and the effectiveness of the audit process, taking into consideration relevant UK professional and regulatory requirements; and,
•	review our policy on the engagement of the external auditors to supply non-audit services. In doing so, account is taken of relevant ethical guidance regarding the provision of non-audit services by the external auditors and the pre-approval requirements of the US Sarbanes-Oxley legislation (as a NYSE listed company).

Audit committee activities During 2004, the audit committee requirements of the code were met. The work undertaken by the audit committee is described within the following sections of this report.

The audit committee has a formal policy, endorsed by the board, to safeguard the independence and objectivity of the external auditors. The policy complies with UK and US regulatory requirements. Each year the audit committee determines whether it is satisfied that the independence of the external auditors has been maintained, taking into account the external auditors’ written representations and the committee’s own enquiries. These are facilitated by a private meeting with the external auditors without executive management being present. The independence policy sets out certain disclosure requirements by the external auditors to the audit committee, restrictions on mutual hiring of personnel, rules for rotation of audit partners and procedures for the approval of non-audit services provided by the external auditors. The audit committee monitored application of the policy in 2004 and up to the date of this report.

The audit committee has reviewed the external auditors’ audit scope, plans and materiality levels and the resources proposed to execute the plans. Having done so, the committee approved the terms of engagement and the audit fees. The committee also reviewed the findings of the external auditors, their management letters on internal financial controls and audit representation letters.

During 2004 the audit committee also assessed the qualifications, expertise and resources and independence of the external auditors and the effectiveness of the audit process.

In the light of the assessments and review undertaken, the committee recommended to the board that PricewaterhouseCoopers LLP be retained as our auditors. This recommendation was endorsed by the board.

The policy relating to the provision of non-audit services by the external auditors specifies the types of work from which the external auditors are excluded; for which the external auditors can be engaged without referral to the audit committee; and, for which a case-by-case decision is required. The pre-approved non-audit services mainly comprising the following:

•	Audits of business acquired and due diligence related to mergers and acquisitions.
•	Completion statements.
•	Opinions or reports on information required by third parties for prospectuses, working capital reports, comfort letters and certification of compliance with contractual obligations for bank covenants, royalty or deferred consideration payments.
•	Advice on the application of accounting standards, company and tax law or development of accounting policies and technical opinions on accounting matters.
•	Certification of compliance in relation to, LTIPS, other remuneration policies and/or regulatory purposes.
•	The audit of financial statements for pension or other benefit plans.
•	Tax compliance advice and assistance with tax return submissions.
•	Accounting and tax advice relating to existing approved tax schemes / tax rule changes.

The ratio of non-audit fees to audit fees is monitored by the committee within an overall limit set by the board upon the recommendation of the audit committee.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

A statement of fees paid or accrued for services from the external auditors in 2004 are set out below:

	2004 £ million	2003 £ million

Audit services	1.3	1.1
Further assurance services	0.9	0.7
Tax services
compliance services	0.1	0.1
advisory services	0.6	0.7
Other services	0.1	0.1

Total	3.0	2.7

All non-audit services are pre-approved by the audit committee by category or on a case-by-case basis, as appropriate, depending upon the nature of the service and the circumstances. Further assurance services primarily relate to factual due diligence work undertaken in respect of possible acquisitions and disposals. Tax services comprise compliance services and technical advice associated with relevant UK and international fiscal laws and regulations and, in particular, in the context of assessing the potential implications of proposed corporate transactions or restructuring. Other services primarily reflected assistance with the steps we are taking to comply with the SOX legislation to the extent such assistance is permitted under that legislation.

Having undertaken a review of the non-audit related work the audit committee has satisfied itself that the services undertaken during 2004 did not prejudice the auditors’ independence.

The audit committee met prior to the board meetings at which the interim financial statements and the annual report and financial statements were approved. The committee reviewed significant accounting policies, financial reporting issues and judgements and, in conducting this review, considered reports from the external auditors, financial management and internal audit.

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

Speaking up The audit committee reviews annually the arrangements by which our employees may, in confidence, raise concerns about possible improprieties in matters of financial reporting or other respects to a disclosure response team that the company secretary, in his capacity as our general counsel, chairs. The audit committee is satisfied that these arrangements allow for appropriate independent investigations of any such matters and suitable follow up actions.

Risk management and internal controls
Introduction The board has overall responsibility for our system of risk management and internal controls. The schedule of written matters reserved to the board ensures that the directors control, amongst other matters, all significant strategic, financial and organisational issues.

We have established a risk management programme that assists management throughout the Group to identify, assess and mitigate business, financial, operational and compliance risks. The board views management of risk as integral to good business practice. The programme is designed to support management’s decision making and to improve the reliability of business performance.

The risk management programme is supported by the dedicated team of internal risk specialists, including the internal auditors, who make up GRA. To ensure all parts of the Group have a firm understanding of risk, members of GRA have conducted 17 risk workshops and reviews within each of the main operating divisions in the past year, culminating in an assessment by the executive committee of key business risks and a review of them by the board. These risk assessments have been wide ranging, including risks arising from the regulatory environment in which tobacco companies operate, in strategy, with counter-parties and in organisational change associated both with major projects and with acquisitions. The risk management process operates throughout the Group, being applied equally to the main business divisions and corporate functions.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

The output from each annual assessment is a list of key strategic, financial, operational and compliance risks. Associated action plans and controls to mitigate them are also put in place where this is possible and to the extent thought appropriate by the board taking account of costs and benefits. Individual members of the Group management committee are responsible for these action plans and controls. Changes in the status of the key risks and changes to the risk matrix are reported regularly to the executive and audit committees and quarterly to the board.

Internal controls The directors have overall responsibility for our system of internal control and for reviewing its effectiveness. The board delegates to executive management the responsibility for designing, operating and monitoring both the system and the maintenance of effective internal control in each of the businesses which comprise the Group. The systems of internal control are based on a process of identifying, evaluating and managing key risks and includes the risk management processes set out above. The systems of internal control were in place throughout the year and up to the date of approval of the annual report and financial statements. The effectiveness of these systems is periodically reviewed by the audit committee and is in accordance with the guidance in the Turnbull Report. These systems are also refined as necessary, to meet changes in our business and the associated risks. Whilst joint venture arrangements with other companies and participations via shareholdings in other businesses, as is the case with some of our European wholesale operations, are outside the formal control procedures, our exposure to them is assessed by line management and form part of the programme of reviews by GRA. Depending upon the scale of the issues concerned, regular performance reports are, as appropriate, provided our management committee, the executive and/or the audit committee or the board.

Operating matrix The main components of the systems of internal control are summarised below. Their foundation is in the considerable value that we place, throughout our activities, on seeking to ensure that employees are of the highest quality and integrity. Formal control is exercised through a management structure, which includes clear lines of responsibility and documented delegations of authority from the board. The systems of internal control include a series of Group policies, operating and procedural manuals and processes, with which all employees are expected to comply. The processes underpinning the financial reporting systems have been reviewed in light of the requirements of the SOX legislation. Compliance is monitored by line and functional management and regular management reporting. Separately, the effectiveness of our internal controls are reviewed by an internal audit function that operates on a global basis and reports its results to the executive management team and directly to the audit committee. The work of the internal auditors is focused and prioritised upon the areas of greatest risk to us as determined by internal risk assessment, senior management and the audit committee. During 2004, steps were also taken to ensure compliance with the Proceeds of Crime Act 2002 and update existing policies related to money laundering regulations.

Corporate assurance To assist compliance with the requirements of the SOX legislation which are applicable to foreign issuers and in furtherance of the principles of good corporate governance, we have a corporate assurance committee, which is chaired by the company secretary and general counsel. That committee (comprising senior executives below board level), amongst other matters, reviews proposed financial and trading statements and the assumptions, procedures and controls underpinning their preparation. It reports the results of its review and recommendations to the chief executive, finance director, the audit committee and the board. In 2004, it met five times and is supported by independent professional advisors in discharging its duties.

During 2003 we appointed a project team to manage the work necessary to ensure compliance with Section 404 of SOX. Presently, those requirements become effective, so far as we are concerned, during 2005. The audit and corporate assurance committees, along with the board, will receive an assessment of the effectiveness of the controls during 2005 and onwards.

New York Stock Exchange corporate governance requirements The NYSE Corporate Governance Rules were approved by the SEC in November 2003 and had to be implemented by us, to the extent applicable to it as a listed non-US issuer, by the date of the company’s 2004 General Meeting on 12 May 2004, except for new audit committee requirements which will become applicable to us by 31 July 2005. As a listed non-US issuer, we are only required to comply with some of the NYSE Corporate Governance Rules. Otherwise, we must disclose any significant ways in which our corporate governance practices differ from those followed by US companies under the NYSE listing standards. We believe that our corporate governance practices do not differ in any significant ways from those followed by US companies under the NYSE corporate governance standards, except that the nomination committee would not be composed entirely of independent directors (as defined by the NYSE) and our board would not constitute a majority of independent directors if our non-executive chairman was to be considered as an employee of the Company under NYSE rules. Two members of the audit committee sit on the audit committees of more than three UK publicly quoted companies. Furthermore, the audit committee (which is composed entirely of independent directors) develops and recommends certain corporate governance principles related to the scope of its activities to the board. The board nevertheless maintains the lead in the area of corporate governance.

Function of controls The systems of internal control are designed to manage rather than eliminate the risk of failure to achieve business objectives. They can only provide reasonable and not absolute assurance against material errors, losses, fraud or breaches of laws and regulations.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

Control of major risks The major risks that might hinder the achievement of our business objectives are reported on, controlled and monitored in a variety of ways:

•	key strategic risks are addressed through our process of preparation of plans by each business unit and the compilation of these risks in our strategic plan;
•	the process of preparing the business operating and functional plans is supported by reviews of the key issues facing the businesses and the identification of material risks through the process of risk assessment workshops described above. Major risks are reviewed at the appropriate level within the business and all operating units are involved in the risk assessment process. The review is ongoing and we have clear procedures for monitoring and controlling the risks identified. Comparisons between the key risks and key issues are undertaken and considered at the board’s strategic two-day workshop or by the board as special items of business, if appropriate;
•	the executive committee monitors our risk management, litigation risk and the insurance arrangements, and provides reports to the board;
•	the process of planning, budgeting and short-term forecasts ensures early warning of potential financial risks. There is a comprehensive budgeting system for all items of expenditure with appropriate and pre-determined authority limits, and with an annual budget approved by the board. Actual results are reported against budget on a monthly basis. Revised financial forecasts for the year are prepared regularly and financial projections for future years are prepared, at least, twice yearly. Guidelines are also in place covering the sanctioning of new investments;
•	resources are committed to ensure adequate arrangements are in place relating to security and environment, health and safety matters. Reports are provided as appropriate to the board or the executive or operations committee. The corporate responsibility committee (see page 72) also receives and considers reports which detail the EHS performance of our business units, provides strategic guidance and submits an annual report to the board summarising key matters and progress;
•	financing arrangements and management of currency risks are subject to monthly review and approval by the executive committee and are reported to the board. The activities of the treasury function are carried out within policies approved by the board. Compliance with these policies is monitored by a treasury committee that is chaired by the finance director and includes one other executive director (generally the chief executive), the company secretary, and other relevant senior executive management, such as the financial controller, together with the head of GRA generally in attendance. To assist in the management of our exposure to movements in interest and exchange rates the board has sanctioned the limited use of certain hedging instruments and receives regular reports on hedging activities and positions; and,
•	the internal audit team specifically, and GRA generally, follow a planned programme of reviews that are aligned with the risks existing in our business, and have the authority to review any relevant aspect of the business should the need arise.

Review of risk management and internal control systems The board has conducted an annual review of the effectiveness of the systems of risk management and internal control in operation during the year and up to the date of the approval of the annual report and financial statements. Controls required to mitigate such risks and any significant control failings are reviewed by the board through operational reports from management. The board, through the audit committee, also controls the review that is conducted by GRA. Management of all the business divisions of the Group are required to complete and sign-off control self-assessment questionnaires that confirm that the key internal controls are in place and being operated effectively. Where weaknesses have been identified plans and timetables for putting them right are also reported. GRA monitors and selectively checks the results of this exercise, ensuring that the representations made are consistent with the results of the internal audit function’s work during the year. The results of this exercise are summarised for the audit committee and the board. In the event that any significant losses were incurred during any year as a result of the failure of internal controls, then an analysis would form part of the reports to the audit committee and the board.

Communication with investors

Introduction We believe it is important to explain business developments and financial results to our shareholders and to understand any shareholder concerns.

The principal communication mediums to impart information to shareholders are news releases (including results’ announcements) and our publications (see below ‘Access to information’). During 2004 our representatives also met with shareholders representing over 40% of the issued share capital of the Group. Responses were also given to letters and e-mails received from shareholders on a variety of subjects. In all such communications, care is taken to ensure that no price sensitive information is released.

The chief executive and finance director have lead responsibility for investor relations. They are supported by a dedicated investor relations department that, among other matters, organises presentations for analysts and institutional investors. There is a full programme of regular dialogue with major institutional shareholders, fund managers, analysts, retail brokers and credit investors, upon which the chairman ensures that the board receives regular updates at board meetings. The board also receives periodic reports on investors’ views of our performance. All the non-executive directors and, in particular, the chairman and senior independent director, are available to meet with major shareholders, if such meetings are so required. Further financial and business information is available on the investor relations’ section of our website.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

Annual general meeting (“AGM”) We also communicate with shareholders through the AGM, at which the chairman gives an account of the progress of the business over the last year, a review of current issues and provides the opportunity for shareholders to ask questions. Such addresses are published on the website and released to the stock exchanges upon which we are listed and to the media. The senior independent director (who chairs the remuneration committee), together with the chairman of the audit committee and all other members of the board attend the AGM and so are on hand to answer questions raised by shareholders.

We count all proxy votes and indicate the level of proxies lodged on each resolution. We also publish the level of votes for and against resolutions and the number of abstentions. We ensure that votes cast are properly received and recorded.

Separate resolutions are proposed on each substantially discrete subject and we do propose a resolution at the annual general meeting relating to the report and accounts. Notices of the AGM and related papers are sent to shareholders at least 21 working days before such meetings.

During the course of the year we have undertaken a review of the Memorandum of Association, which were adopted following our demerger in 1997. The principal purpose of the exercise was to update and simplify them. The proposed articles will be put to shareholders at the AGM in May 2005. The details of the proposed amendments are contained in an appendix to the notice of the meeting.

Access to information Electronic communication increasingly is becoming a principal medium for shareholders, providing ready access to shareholder information and reports, and for voting purposes. Recognising this, annual reviews, annual reports and financial statements, Form 20-F filings and interim reports are published on our website. Briefings on results are given at tele-conferences and at presentations, and the results are also accessible to shareholders via our website. All shareholders are automatically provided with copies of annual reviews and interim reports (unless they have requested that they are simply notified of the publication, so that they can view them on the website). They can also receive full annual reports and Form 20-F filings upon request. Other information which shareholders and third parties are entitled to access is made available in accordance with legislative and regulatory requirements.

Compliance with the provisions contained within the combined code

Introduction We have, throughout the year, been in compliance with the provisions of the code with one partial exception relating to notice periods for executive directors which has been addressed. For all executive directors the notice period is one year and for non-executive directors, three months. However, with the exception of Stewart Hainsworth, the executive directors’ service contracts currently contain an additional provision concerning the period of two years following a change of control of the Company. In essence, if any of these directors are dismissed or made redundant during that period then they are entitled to be paid a liquidated sum of damages. That sum equates to two years’ basic salary at the then current rate and two times the average percentage of annual executive directors’ bonus received in the three years prior to the change of control, applied to the then current rate of basic salary, plus twice the value of the benefits in kind received in respect of the 12 month period preceding the change of control. These executive directors cannot, however, unilaterally elect to resign upon a change of control with the benefit of these arrangements. They need to be made redundant or dismissed within two years of the change of control to obtain the entitlements described.

The reasons for the provision were as follows:

•	three of the executive directors are long-term employees of the Company, each having approximately 20 years’ service. At the time of their respective appointments to the board, they were required to surrender their entitlements under our redundancy scheme, in exchange for the one-year notice period and the change of control provision. As a result of the service they had already accrued, at that point, they would have been entitled to payments exceeding two years’ salary and bonus upon redundancy, in accordance with the terms available to all other UK employees;
•	given media speculation concerning possible interest in the Group, Neil England requested, on joining us, that he was provided with the protection of the change of control clause; and,
•	in view of the consolidation that has taken place in the tobacco sector in recent years, the remuneration committee had historically not considered it appropriate to ask those with this protection to surrender it, given that they would want to ensure that each executive director’s attention is at all times solely focused upon shareholder interests, should an approach be made to us.

During 2003, having regard to the provisions of the code and having taken informal soundings from shareholder groups and the executive directors, the remuneration committee reflected upon this matter and as reported last year the following position has been reached:

•	for any new executive appointee to the board, the contractual notice period will be confined to one year (as is the case with Mr Hainsworth), unless there are exceptional circumstances, in which case any period over and above that will be for a limited time span; and,

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

•	the executive directors who have the ‘two year’ change of control protection have agreed to have the clause removed from their contracts with effect from 1 January 2006, without compensation.

Corporate governance rating In terms of corporate governance ratings, we have been advised by GovernanceMetrics International that our rating is within the top 7% of companies globally. Both the ABI and the NAPF published revised voting guidelines at the end of 2004. While we believe we are largely compliant with these revisions there are a number of detailed recommendations to which consideration will be given during 2005.

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

Corporate Responsibility

Commitment Companies are judged not only by their financial performance but also by their corporate behaviour. Such assessments look at the way they behave towards their workforce, with those with whom they do business and within the communities in which they operate. We, while always cognisant of the issues surrounding tobacco products, are committed to being a good corporate citizen and behaving responsibly with a demonstrated transparency of approach. Details of our philosophy are contained on our website.

Approach During 2004, a corporate responsibility committee of the board was established. Currently chaired by Neil England, a main board commercial director, it includes the group operations director and the company secretary and general counsel. It is tasked with overseeing corporate responsibility (“CR”) strategy. It prepares a formal annual report for the board. Our operational corporate responsibility committee and the environment, health and safety (“EHS”) committee is tasked with setting CR and EHS improvement objectives and targets, and managing progress to ensure they are achieved. They both report to the corporate responsibility committee. With effect from 11 May 2005, Ronnie Bell will be appointed as chairman of the CR committee.

Policies We have an established range of corporate, environmental and charitable policies, appropriate for a multinational organisation of our size and standing. In 2004, we published both our CR policy and our human rights policy on our website. Recognising our responsibilities as a tobacco company, we continue to review and develop policies governing our conduct in relation to the manufacture, distribution and, in particular, the marketing of tobacco products, which demonstrate responsibility and responsiveness to matters related to smoking and health.Our environment policy and health and safety at work policy, both signed by the chief executive, set the framework within which each of our operating divisions are required to perform. Going beyond legal compliance, the focus is on continual cost-effective improvement in EHS performance.

Communication In 2004 the we published our first standalone CR review. Consolidating policies and practices developed and implemented over many years, it will form the basis for measuring our progress going forward. We also published our third standalone EHS report and statistics, entitled ‘Growing Sustainably’. Both publications are available on our website. To promote internal communication and enhance the profile which these areas have within the business, both the CR review and ‘Growing Sustainably’ have been published on our intranet. CR principles and practices, and EHS performance, are also communicated via the intranet, employee publications, inductions, newsletters and briefings.

Consultation During 2004, our representatives continued to participate in ongoing discussions with stakeholders concerning our CR and EHS programmes. In particular, we have continued dialogue with a number of major shareholders and financial institutions with the aim of ensuring that their views are properly taken account of in formulating future policies.

Focus In 2004, our focus was on supporting key CR programmes and projects covering a range of areas. These are described in detail in the CR review.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

Community Our principal approach and that of our employees is to focus charitable donations, fundraising and voluntary support of organisations within the communities in which employees live and work. We undertake such activities without seeking public reward or recognition. In addition to focusing upon charitable and voluntary contributions in the communities where our employees or their families have a direct involvement there is also a focus upon areas of the supply chain which we regard as important, such as supporting the Eliminating Child Labour in Tobacco foundation. In 2004, our total charitable donations amounted to £624,358. Details of our approach are set out in the CR review. As a matter of policy, we do not make political donations.

Sales Our approach to CR in relation to encouraging responsible selling of tobacco products is reflected in our participation in youth access prevention programmes. These are aimed at raising awareness of the issue, educating retailers and staff training. They are again described in detail in the CR review.

Marketing We are committed to the responsible marketing of our products and have put in place policies relating to the advertising, sponsorship and promotion of our products. These policies have been communicated throughout the Group globally. Adherence to them is monitored by the corporate affairs teams in each business unit and overseen by the Group function.

Human rights We believe that all companies have a fundamental responsibility to respect human rights in their business practices and fully accept our legal and moral obligations to strive to adhere to international standards in all of our operations. We have an appropriate human rights policy.

Product stewardship We acknowledge that tobacco products are unique and that real health risks exist for those who choose to smoke. We also acknowledge the role of governments in respect of public health and recognise our own responsibilities to seek to design and develop our products today, and for the future, in the most appropriate way. We remain committed to seeking to make product changes that are possibly capable of reducing the risks associated with smoking while recognising that there is no conclusive consensus of approach to what is, or might be, a safer cigarette. Further information on this subject is available on our website.

Labelling obligations We fully comply with all health warning labelling requirements globally. Where no such requirement exists, we voluntarily place a health warning on each pack of our tobacco products in a language appropriate to the market concerned. Additionally, we place a ‘For Adult Use Only’ statement (or the equivalent local message), in the same language as the health warning, on each pack of our cigarettes and hand rolled tobacco packs.

Ingredients and smoke constituents We have voluntarily published on our website details of the ingredients in our products. Also, as a requirement of the 2002 EU directive concerning the manufacture, presentation and sale of tobacco products, we provided information about ingredients in our products to all national authorities within the EU, together with information on toxicology. Updated information was provided to those authorities in 2003 and 2004.

Environment, health and safety We regard effective management of EHS matters as integral to our commitment to CR. To emphasise this, during the year the EHS area on our website was repositioned under the ‘Corporate Responsibility’ link. We are committed to ensuring our operations are carried out with proper respect for the environment and in a manner that secures the health and safety at work of our employees. Nigel Dunlop, the group operations director, is the board-level director responsible for EHS matters.

Stakeholder engagement and EHS reporting The EHS area on the website was revised during 2004. As well as setting out our EHS policies, visions and plans, it includes a detailed list of EHS objectives and targets and an explanation of how we manage EHS matters. ‘Growing Sustainably’ details our systems for managing EHS issues Group-wide as well as recording actual performance. Detailed information about our 2004 EHS performance is planned for publication in 2005, alongside our second CR review.

EHS management system Our system for managing EHS matters follows established ‘plan, do, check, act’ principles, with a focus on continual improvement, as encouraged by internationally-recognised safety management system standards. Following the establishment of the Group EHS committee in 2003, the Group-wide EHS management system was further developed during 2004. Specifically, three new EHS regional committees, covering our activities in the United Kingdom and Ireland, Europe and the CIS/Developing Markets, have been established. These have reinforced the integration of EHS decision-making into operational management structures Group-wide. Further information is available on our website.

Environment policy This policy specifically commits us to develop management systems that include the measurement of environmental performance and to report performance publicly. As well as requiring our companies to comply with all relevant legal requirements, the environment policy commits operating divisions to strive continually to find cost-effective opportunities to improve standards of environmental performance. It also requires the development of systems to manage environmental issues that are consistent with the principles of internationally-recognised standards. ‘Growing Sustainably’ explains how we are delivering on these commitments.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

Environmental performance indicators We pay particular attention to energy consumption, water consumption, greenhouse gas emissions and waste generation, all being aspects which offer commercial as well as environmental benefits. Group-wide performance indicators are collated by the Group EHS department and published on the intranet. Quantitative and qualitative performance is reported in ‘Growing Sustainably’.

Supplier engagement We expect a high level of commitment to EHS management and performance from our suppliers. For example, beginning in 2003 all new suppliers of non-tobacco materials to Group purchasing are required to complete an environmental engagement questionnaire. An analysis of the results of that exercise are published in ‘Growing Sustainably’.

Health and safety at work Our aim is to achieve sustained year-on-year improvements in health and safety performance.

Health and safety at work policy Our policy emphasises the role of the Group board in providing leadership in this area. It requires the board to ensure that relevant decisions take into account health and safety policy principles and objectives. The policy specifically requires our companies to take all reasonable steps towards achieving the our goal of zero accidental injuries and no ill-health arising from work activities. It also requires us to plan and conduct operations in a way which minimises any risks to the health and safety at work of employees and others.

Accidental injury statistics Detailed Group-wide accidental injury statistics are collated by the Group EHS department and published on the intranet. Typically, the two most common categories of accidental injury in our manufacturing facilities comprise ‘injured while handling, lifting and carrying’ and ‘slips, trips and falls’. During 2004, the numbers of reportable and lost time accidental injuries recorded in the UK improved by over 43%, establishing new records. Corresponding frequency and incidence rates improved by over 35%. Our EHS reports, published on the ’Corporate Responsibility’ area of our website, contain a detailed analysis of accidental injury performance and trends Group-wide.

Performance benchmarking We recognise the importance of internal and external benchmarking of our CR activities. During 2004, we again participated in the Business in the Community (“BITC”) Corporate Responsibility Index and the related Environment Index. These seek to measure the CR and environmental performance of FTSE companies and other organisations. In March 2005, we achieved a score of 81.0% in the CR index and we were positioned 69th in the ‘Top 100 Companies that Count’, compared with 84th in 2003. In the Ninth Environment Index (which covers 2004 – results published in March 2005), our score increased to 84.62%, up from 76.73% in the Eighth Index, demonstrating progress along the ‘continual improvement’ path. In the overall ranking of participants, we were placed 68th out of 168. In 1998, we scored 47%: relative to that, our latest performance is an 80% improvement and continues a seven-year improvement trend. The Index results also demonstrate how our current policy is leading us in the right direction. In the interests of transparency, we have published the last three Business in the Environment assessments of the Group on our website.

Assurance We recognise that our external stakeholders are nowadays looking for independent assurance or verification that CR and EHS reports have been properly prepared. To this end, the internal audit function within our risk assurance department has been involved in auditing the content of the CR review and ‘Growing Sustainably’. Their assurance statements are included in those publications.

D      Employees

At 31 December 2004, we had approximately 11,000 employees, of which around 1,900 were employed in the UK, 4,000 employed in our Europe division and 5,000 were employed in the CIS. At 31 December 2003, we had approximately 11,000 employees, of which around 2,000 were employed in the UK, 3,900 employed in our Europe division and 4,800 were employed in the CIS. The 2003 employee numbers have been re-stated in the financial statements due to the inclusion of contract labourers in the CIS region.

We consider relations with our employees to be good. Approximately 80% of our employees in the UK are members of trade unions including the Amalgamated Transport and General Workers Union and AMICUS. In Gallaher Dublin the majority of our employees are members of trade unions including the Services Industrial Professional Technical Union (SIPTU) and AMICUS.

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

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

E     Share Ownership

Directors’ interests in shares

Our register kept pursuant to section 325 of the Companies Act 1985 shows that our directors in office at 31 March 2005 and their families had the under-mentioned interests in our ordinary shares. No interests were held in any other Group company.

Number of shares beneficially owned	At 31 March 2005	At 31 December 2004	At 31 December 2003

Executive directors
Nigel Northridge	283,867	216,976	161,489
Nigel Dunlop	45,322	38,477	26,021
Neil England	63,563	45,620	23,397
Mark Rolfe	110,966	78,710	46,590
Nigel Simon	N/a	n/a	110,137
Stewart Hainsworth	230,860	220,062	9,157

Number of shares beneficially owned	At 29 March 2005	At 31 December 2004	At 31 December 2003

Non-executive directors
John Gildersleeve	26,582	26,582	26,57
Sir Graham Hearne	5,796	5,796	5,552
Ronnie Bell	0	-	-
Alison Carnwath	4,000	4,000	-
Richard Delbridge	10,000	10,000	10,000
Tony Portno	5,000	5,000	5,000
Peter Wilson	n/a	n/a	299,709

Total	785,956	651,223	723,630

For details of share ownership under the Savings Related Share Option scheme see Item 6 “Directors, Senior Management and Employees – Compensation – Savings related option scheme”.

For a full description of our Savings Related Share Option Scheme, and details of the options over ordinary shares that had been granted and were outstanding at 31 December 2004, please refer to note 21 of the notes to the financial statements.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

ITEM 7   MAJOR SHAREHOLDERS and RELATED PARTY TRANSACTIONS

A     Major shareholders

As far as is known to our management, we are not directly or indirectly owned or controlled by another corporation or by any government. The Bank of New York, the depositary in respect of the ADSs, as a nominee, is the record owner of approximately 26.2% of our issued share capital as at 31 March 2005.

The following shareholders notified us that they held the following interests in our share capital as at the dates shown:

	31 March 2005		19 March 2004		28 February 2003

	Number of ordinary shares millions	Percentage of issued share capital	Number of ordinary shares millions	Percentage of issued share capital	Number of ordinary shares millions	Percentage of issued share capital

FMR Corp (Fidelity Investments)	N/a	N/a	N/a	Below 3%	58.7	9.0%
The Capital Group Companies, Inc	33.0	5.10%	31.0	4.80%	36.8	5.6%
Legal and General	19.7	3.02%	19.7	3.02%	19.7	3.0%
UBS AG	66.4	10.13%	N/a	N/a	N/a	N/a

Each of our ordinary shares carries equal voting rights.

We do not know of any arrangements the operation of which may result in a change in control of the Company.

The total of the ordinary shares held by, or for the benefit of, our directors and officers and their families, as a group, as at 31 March 2005 was 0.8 million shares. This amounted to approximately 0.1% of our issued share capital. Please see “Item 6E. Share Ownership” of this Annual Report for more details of our directors’ interests in our shares.

B     Related party transactions

During the year, the Group purchased tobacco and non-tobacco products and services from its associate, Lekkerland-Tobaccoland GmbH & Co KG, to the value of £15m (2003: £145m). At 31 December 2004, there was no balance outstanding in respect of these transactions (2003: nil).

During the year, Lekkerland-Tobaccoland GmbH & Co KG purchased tobacco and non-tobacco products and services from the Group to the value of £31m (2003: £29m). At 31 December 2004, the balance outstanding in respect of these transactions was £1m (2003: nil).

During the year, the Group sold tobacco and non-tobacco products and services to its associate, Hungarotabak-Tobaccoland Rt, to the value of £1m (2003: £1m). At 31 December 2004, there was no balance outstanding in respect of these transactions (2003: nil).

During the year, the Group purchased tobacco products and non-tobacco products and services from its joint venture, R.J. Reynolds-Gallaher International SARL to the value of £47m (2003: £1m). At 31 December 2004, the balance outstanding in respect of these transactions was £14m (2003: nil). In addition an advance payment in respect of stock was made to the Group of £8m (2003: £2m) this balance remains outstanding at the year end (2003: £2m). The Group also sold tobacco and non-tobacco products and services to the joint venture amounting to £53m (2003: £33m). At 31 December 2004, the balance outstanding in respect of these transactions was £9m (2003: £4m).

During the year, the Group sold non-tobacco products to its joint venture, Gallaher Reynolds Equipment Company amounting to £3m (2003: nil). At 31 December 2004, there was no balance outstanding in respect of these transactions (2003: nil).

Stewart Hainsworth was appointed as a director of Gallaher Group Plc from 1 October 2004. In 2002 he acquired at a fair market value a 9.5% equity interest in Gallaher (Ukraine) Limited for $475,000. Under the terms of the equity acquisition agreement Mr Hainsworth sold his holding to the Group in January 2004 at fair market value amounting to $4,750,000.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

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

Form 20-F 2004

ITEM 8     FINANCIAL INFORMATION

A     Consolidated Statements and Other Financial Information

Please refer to “Item 17. Financial Statements” on which are listed the financial statements and notes to financial statements appended as pages F-01to F-37 to this Annual Report.

Dividend Distributions

Our board recommends a final dividend for 2004 of 21.5p per ordinary share. Subject to approval at the Gallaher AGM on 11 May the dividend will be paid on 24 May 2005.

Dividend payments to ADS holders are made in US dollars by the ADR Depositary Bank. Payment of the final dividend for the year ended 31 December 2004 will be forwarded on 31 May 2005 to holders of record on 18 March 2005 converted at the £/US$ exchange rate on 24 May 2004.

Litigation

Certain companies in our Group are currently defendants in actions in the UK and the Republic of Ireland, where the plaintiffs are seeking damages for ailments claimed to have resulted from tobacco use or exposure to tobacco smoke. As at 31 March 2005, we are involved as a defendant in four individual cases in Scotland where plaintiffs seek damages for ailments claimed to have resulted from tobacco use; three of these cases are dormant and the fourth, begun in May 2004 against Gallaher Limited and another tobacco company, is at a very early stage and in any event has been stayed until July 2005. In the Republic of Ireland, to date, of the 160 claims that have been dismissed or abandoned since 1997, two plaintiffs’ appeals against the dismissal by the Court of their claims remain outstanding. Currently, the number of individual claims against our subsidiaries is 11. In each of these cases, statements of claim have been delivered making wide-ranging allegations against our subsidiaries and other tobacco companies, and against the Republic of Ireland, the attorney general and the minister for health and children, who are also named as defendants in some of those cases. Each of these claims are subject to procedural applications or challenges by us. No defence will be delivered by us pending the conclusion of all of these procedural matters.

In Poland, one of our companies, along with other tobacco companies, received a letter in December 2004 from a health association threatening legal proceedings on behalf of an unspecified number of individuals. The Group understands that proceedings were filed against the companies on 4 February 2005, although at this stage the nature of the allegations is unclear.

We are not a party to smoking litigation anywhere else in the world.

To date, there has been no recovery of damages against any of our companies in any action alleging that its tobacco products have resulted in human illnesses. It is not possible to predict the outcome of the pending litigation. We believe that there are meritorious defences to these actions and claims and that the pending actions will not have a material adverse effect upon the results of the operations, the cash flow or financial condition of our company. The pending actions and claims will be vigorously contested. There can, however, be no assurance that favourable decisions will be achieved in the proceedings pending against us, that additional proceedings will not be commenced in the UK or elsewhere against our companies, that those companies will not incur damages, or that, if incurred, such damages will not have a material impact on our operating performance or financial condition. Regardless of the outcome of the pending litigation, the costs of defending these actions and claims could be substantial and will not be fully recoverable from the plaintiffs, irrespective of whether or not they are successful.

Liggett-Ducat continues to be involved in court processes relating to payments allegedly due for unpaid taxes, penalties and fines claimed by the Russian tax authorities. As at 31 March 2005, all the challenges that have been made to the claims have been successful. Based upon the facts and matters currently known, management considers that there are meritorious defences against these claims and that they will be vigorously defended.

Costs incurred to litigate claims related to tobacco use and exposure to tobacco smoke were less than 2% of our total administrative expenses in each of the years 2001-2004 and have neither historically nor in the current fiscal year had a material impact on our results of operations.

Export Sales

Please see note 2 to the financial statements included in this Annual Report to review the significance of export sales to our business.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

B     Significant Changes

Since 31 December 2004, there have been no significant changes to our operations, financial position or company structure.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

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

(b)	The highest and lowest sales prices of the ADSs as reported on the New York Stock Exchange composite tape.

	Pence per
	Ordinary Share		$ per ADS

Year ended 31 December	High	Low	High	Low

2000
First Quarter	320.00	203.50	20.50	13.50
Second Quarter	378.00	302.00	21.75	18.00
Third Quarter	405.00	334.00	24.38	19.38
Fourth Quarter	450.00	395.00	26.00	22.13
2001
First Quarter	477.00	365.00	27.62	20.88
Second Quarter	463.50	430.00	26.99	23.67
Third Quarter	495.00	433.75	28.53	24.29
Fourth Quarter	475.25	426.00	27.93	24.02
2002
First Quarter	540.00	444.75	30.86	25.50
Second Quarter	595.00	540.00	34.36	30.95
Third Quarter	712.15	526.00	44.05	32.90
Fourth Quarter	705.00	566.00	44.52	34.45
2003
First Quarter	634.08	543.68	40.79	35.15
Second Quarter	625.00	570.00	40.68	36.74
Third Quarter	599.00	545.50	40.29	34.45
Fourth Quarter	610.00	554.00	42.68	36.84
2004
First Quarter	697.00	587.90	50.50	42.60
Second Quarter	711.50	632.00	51.50	45.90
Third Quarter	683.50	630.60	50.80	44.60
Fourth Quarter	798.50	646.80	62.20	46.20
Last six months
October 2004	695.50	638.00	50.90	46.20
November 2004	743.00	682.50	56.00	50.40
December 2004	798.50	708.00	62.20	55.10
January 2005	804.00	747.00	60.70	57.00
February 2005	861.50	776.00	64.50	59.50
March 2005	801.00	746.50	61.00	55.90

During 2004 we issued 1.4 million ordinary shares in respect of share option schemes. As at 31 March 2005, we had 655.1 million ordinary shares in issue.

As at 31 March 2005, 43.0 million ADSs equivalent to 172.0 million of our ordinary shares, or approximately 26.2% of the total ordinary shares in issue, were outstanding and were held by 17,619 holders.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

As at 31 March 2005, there were a total of 4,795 record holders of our ordinary shares. Of these record holders, eight had a registered address in the United States and held a total of 43,569 ordinary shares, less than 0.0067% of the total issued. Since some of our ordinary shares are registered in the names of nominees, the number of shareholders of record may not be representative of the number of beneficial owners.

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

Form 20-F 2004

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

During the course of the year we have undertaken a review of the Memorandum and Articles of Association, which were adopted following our demerger in 1997. The principal purpose of the exercise was to update and simplify them. The proposed articles will be put to shareholders at the AGM in May 2005. The details of the proposed amendments are contained in an appendix to the notice of the meeting.

Objects

Gallaher is a public limited company incorporated under the name Gallaher Group Plc, registered in England under registered number 3299793.

The object for which Gallaher is established is to carry on business as a general commercial company and accordingly to carry on any trade or business whatsoever and so that Gallaher has the power to do all such things as are incidental or conducive to the carrying on of any trade or business by it. A full description of Gallaher’s objects is set out in Section 4 of its Memorandum.

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

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

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

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

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

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

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

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

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

The following summary discusses the material US federal income and UK tax consequences generally applicable to the acquisition, ownership and disposition by a beneficial owner of ADSs representing ordinary shares, or of ordinary shares not in ADS form, that is:

•	resident in the US and is not (and has not ever been) resident in the UK for the purpose of the UK/US (Income) Tax Treaty of 24 July 2001 (as amended) (the “Treaty”) and the UK/US (Death Duty) Treaty of 19 October 1978 (the “Estate Tax Treaty”, and, together with the Treaty, the “Treaties”),

•	otherwise qualified for full benefits under the Treaties,

•	a holder whose ordinary shares or ADSs are not, for the purposes of the Treaties, attributable to a permanent establishment through which the holder carries on a business in the UK,

•	a citizen or individual resident of the US,

•	a corporation or partnership organised in or under the laws of the US or any State (other than any partnership which is treated as foreign under US Treasury regulations),

•	an estate the income of which is subject to US federal income taxation regardless of its source, or

•	a trust if (1) a US court can exercise primary supervision over the trust’s administration and one or more United States persons (within the meaning of the US Internal Revenue Code) are authorized to control all substantial decisions of the trust or (2) the trust has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

Persons described above are referred to as “US Holders” in the following summary.

This summary, which primarily addresses the US federal income and UK tax consequences to a US Holder, is based on:

•	current US federal income and UK tax law, regulations, practice, rulings and court decisions, and

•	the Treaties,

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

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

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

US Taxation of Dividends

For US federal income tax purposes, a US Holder will include in gross income the amount of a dividend paid by us, to the extent paid out of our current or accumulated earnings and profits (as determined for US federal income tax purposes), as ordinary income when the dividend is actually or constructively received by the US Holder, in the case of ordinary shares, or by the Depositary, in the case of ADSs. The amount of the dividend included in the income of a US Holder will be the US dollar value of the dividend, determined at the spot UK pound sterling/US dollar rate on the date such dividend is included in the income of the US Holder, regardless of whether the payment is in fact converted into US dollars. For US foreign tax credit purposes, the dividend included in a US Holder's income will generally constitute foreign source “passive income” or, in the case of some U.S. Holders, foreign source “financial services income” for taxable years beginning before 2007 and foreign source “general category income” for taxable years beginning after 2006. The dividend will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is included in income to the date such payment is converted into US dollars will be treated as US source ordinary income or loss for US foreign tax credit purposes. Distributions in excess of our current or accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the US Holder’s tax basis in the ordinary shares or ADSs and thereafter as capital gain.

Dividends received from us in taxable years beginning after December 31, 2002 and before January 1, 2009 by a non-corporate US Holder who meets certain eligibility requirements will qualify for US federal income taxation at a reduced rate of 15% or lower if we are a “qualified foreign corporation”. We generally will be a “qualified foreign corporation” if either (i) we are eligible for benefits under the Treaty or (ii) our ordinary shares or ADSs are listed on an established securities market in the United States. As we are eligible for benefits under the Treaty and our ADSs are listed on the New York Stock Exchange, we presently are a “qualified foreign corporation”, and we generally expect to be a “qualified foreign corporation” during such taxable years, but no assurance can be given that a change in circumstances will not affect our treatment as a “qualified foreign corporation” in any of such taxable years. A non-corporate US Holder will not be eligible for the reduced rate (a) if the US Holder has not held the ordinary shares or ADSs for at least 61 days of the 121-day period beginning on the date which is 60 days before the ex-dividend date, (b) to the extent the US Holder is under an obligation to make related payments on substantially similar or related property or (c) with respect to any portion of a dividend that is taken into account as investment income under Section 163(d)(4)(B) of the US Internal Revenue Code. Any days during which a US Holder has diminished the US Holder’s risk of loss with respect to the ordinary shares or ADSs (for example, by holding an option to sell such shares or ADSs) is not counted towards meeting the 61-day holding period. Special rules apply in determining the foreign tax credit limitation with respect to dividends subject to US federal income taxation at the reduced rate. US Holders should consult their own tax advisors concerning whether dividends received by them qualify for the reduced rate.

Taxation of Capital Gains

UK Taxation of Capital Gains

US Holders will not be liable for UK tax on capital gains realised on the disposal of their ADSs or ordinary shares.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

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

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

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

Our board recommends a final dividend for 2004 of 21.50p (net) per ordinary share. The dividend, if approved by our shareholders at our annual general meeting on 11 May 2005, will be paid on 24 May 2005. The equivalent amount per ADS will be 86.0p and this will be distributed on 31 May 2005 to ADR holders of record on 18 March 2005. The dividend payable to ADR holders will be paid in US dollars converted at the £/US dollar rate on 24 May 2005. These payments, together with the interim amounts already paid, amount to a total dividend of 31.50p per ordinary share (126.0p per ADS) for 2004.

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

This section is not applicable.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

H	Documents on Display

We are subject to the informational requirements of the Exchange Act and accordingly file reports, proxy statements and other information with the SEC. You may read and copy any document filed by us with the SEC without charge at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of documents may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an internet website that contains reports, proxy statements and other information about issuers, including us, who file electronically with the SEC. The address of that site is http://www.sec.gov.

I	Subsidiary Information

This section is not applicable.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

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

The expected cash flows on the variable legs of interest rate swaps are determined using implied rates for the appropriate period calculated by reference to the financial market’s yield curve for the relevant currency.

We recognise payments on derivative instruments on an accrual basis. We make no provisions in our financial statements for unrealised gains or losses on such transactions in respect of future accounting periods. Any gains or losses will be recognised over the period of the contracts’ respective maturities and will be offset by corresponding gains or losses in respect of the underlying debt being hedged. At 31 December 2004 we had unrealised losses of £98 million on long-term debt and net unrealised losses of £4 million on derivative financial instruments. At 31 December 2003 we had unrealised losses of £76 million on long-term debt and net unrealised losses of £22 million on derivative financial instruments.

Liabilities	Maturity Dates

£m Equivalent	2005	2006	2007	2008	2009	Later Years	Total	Fair Value

Long Term Debt
Fixed Rate – Principal	662	635	103	266	300	816	2,782	2,880
Average rate	4.9%	5.9%	4.0%	5.9%	6.6%	5.0%	5.4%
Variable Rate – Principal	15	10	10	40	-	-	75	75
Average rate	2.5%	2.6%	2.6%	2.8%	-		2.7%
Other Borrowings
Variable Rate – Principal	82	-	-	-	-	-	82	82
Average rate	3.0%						3.0%

The following table presents the derivative financial instruments held by the Group at 31 December 2004, other than short-term forward foreign exchange contracts. We do not enter into any market risk sensitive instruments for trading purposes.

	2005	2006	2007	2008	Later years	Total	Fair value
2004	£m	£m	£m	£m	£m	£m	£m

Sterling interest rate derivatives
Interest rate swaps and swap options – pay fixed, receive variable:
Notional amount	-	-	-	420	50	470	(22)
Weighted average interest rate payable (%)	-	-	-	6.3	5.6	6.2

Interest rate swaps – pay variable, receive fixed:
Notional amount	-	-	-	-	250	250	(3)
Weighted average interest rate receivable (%)	-	-	-	-	5.8	5.8
Margin over LIBOR payable (%)	-	-	-	-	1.0	1.0

Interest rate swaps – pay variable, receive fixed:
Notional amount	-	-	-	-	300	300	5
Weighted average interest rate receivable (%)	-	-	-	-	6.6	6.6
Margin over LIBOR payable (%)	-	-	-	-	1.3	1.3

Euro interest rate derivatives:
Interest rate swaps – pay fixed, receive variable:
Notional amount	57	57	-	-	-	114	(3)
Weighted average interest rate payable (%)	4.7	4.9	-	-	-	4.8

Interest rate swaps – pay variable, receive fixed:
Notional amount	637	-	-	-	567	1,203	19
Weighted average interest rate receivable (%)	4.9	-	-	-	4.6	4.9
Margin over LIBOR payable (%)	0.9	-	-	-	0.7	0.9

Tax equalisation swaps:
Notional amount	86	46	-	-	-	132	-

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

Exchange Rate Sensitivity

Due to the international nature of our operations, we are exposed to exchange rate fluctuations on the translation of the results of overseas subsidiaries into sterling and the settlement of commercial transactions in foreign currencies. We make limited use of derivative financial instruments to hedge balance sheet translation exposures. On significant acquisitions of overseas companies, borrowings are raised in the local currency to minimise the translation risk. It remains our policy not to hedge profit and loss account translation exposures. Transaction exposures are hedged where deemed appropriate and where they can be reliably forecast with the use of forward exchange rate contracts.

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

	Contractual Transaction Date

£m Equivalent	2005	2006	2007	2008	Later years	Total	Fair value

Firmly Committed Sales Contracts:
Euros	24	-	-	-	-	24	24
US Dollars	14	-	-	-	-	14	14
Rouble	15	-	-	-	-	15	15
Hryvnia	12	-	-	-	-	12	12
Other	7	-	-	-	-	7	7
Firmly Committed Purchase Contracts:
Euros	30	-	-	-	-	30	30
US Dollars	26	-	-	-	-	26	26
Rouble	23	-	-	-	-	23	23
Hryvnia	5	-	-	-	-	5	5
Other	3	-	-	-	-	3	3
Forward Contracts:
Pay £, receive euros:
Contract amount	764	-	-	-	-	764	28
Average contractual exchange rate	0.688	-	-	-	-	0.688
Pay US$, receive £:
Contract amount	137	-	-	-	-	137	5
Average contractual exchange rate	1.843	-	-	-	-	1.843
Pay Polish Zloty, receive £:
Contract amount	55	-	-	-	-	55	(3)
Average contractual exchange rate	6.06	-	-	-	-	6.06

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

The fair value of £30 million represents the net unrealised gain on forward foreign exchange contracts at 31 December 2004, this gain was accrued in the financial statements for the year ended 31 December 2004. At 31 December 2003 we had net unrealised gains of £4 million on forward foreign exchange contracts.

Exposure to Commodity Fluctuations

Our financial results are exposed to fluctuations in the price of tobacco leaf. As with other agricultural commodities, the price of tobacco leaf tends to be cyclical as supply and demand considerations influence tobacco plantings in those countries where tobacco is grown. Different regions may experience variations in weather patterns that may affect crop quality or supply and so lead to changes in price. The current political situation in Zimbabwe has resulted and may continue to result, in a significantly reduced tobacco crop. This may also lead to changes in price. We seek to reduce our exposure to individual markets by sourcing tobacco leaf from a number of different countries, including Brazil, China, India, Italy, Spain and Zimbabwe.

In 2004, we purchased approximately 138,000 tonnes (2003: 125,000 tonnes) of tobacco leaf through a number of well-established international tobacco merchants. There is no futures market for tobacco and there is limited ability to enter into long term contracts based on price. Based on 2004 purchase volumes, a 10% increase in the cost of tobacco leaf would result in an increase of approximately £13million (2003: £13million) in tobacco leaf costs to the group. We believe that, based on our ability to effect price increases and the relatively low proportion of the retail price represented by tobacco leaf costs, which represented approximately 12% of the total UK duty – paid retail price of cigarettes in 2004, we are generally able to mitigate the effects of tobacco leaf price increases through manufacturers own price increases and thereby limit any related effect on our operating profit.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A	Debt Securities

This section is not applicable.

B	Warrants and Rights

This section is not applicable.

C	Other Securities

This section is not applicable.

D	American Depositary Shares

This section is not applicable.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

Part II

ITEM 13     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There are no items to be reported in this section.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

ITEM 14     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There are no items to be reported in this section.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

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

Since the last evaluation by the Company of the Company's internal controls there have not been any changes in the internal controls that have has materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

ITEM 16     DISCLOSURE ON AUDIT COMMITTEE FINANCIAL EXPERT

A	Disclosure On Audit Committee Financial Expert

The board has determined that Richard Delbridge is the audit committee financial expert with recent and relevant financial experience and independent not only for the purposes of the Combined Code but also in accordance with the definition under Section 10A-3 of the Exchange Act.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

ITEM 16

B	Code Of Ethics

Persuant to rules adopted by the Securities and Exchange Commission, we are providing the following information:

The Board of Directors confirm that senior management of the Company has adopted a Code of Ethics which also covers the responsibilities of the Chief Executive, Finance Director, and Group Financial Controller.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

ITEM 16

C      Principal Accountant Fees And Services

Details of the aggregate fees billed for each of the last two fiscal years for professional services rendered by the independent auditors, PricewaterhouseCoopers LLP, for the audit of the Group’s annual financial statements together with procedures for approving services by the auditor are set out below:

	2004 £ million	2003 £ million
Audit fees	1.3	1.1
Audit-Related fees	0.9	0.7
Tax fees:
compliance services advisory services	0.1 0.6	0.1 0.7
All other fees	0.1	0.1

Total	3.0	2.7

The policy relating to the provision of non-audit services by the external auditors specifies the types of work from which the external auditors are excluded; for which the external auditors can be engaged without referral to the audit committee; and, for which a case-by-case decision is required. The ratio of non-audit fees to audit fees is monitored by the committee within an overall limit set by the board upon the recommendation of the audit committee.

All non-audit services are pre-approved by the audit committee by category or on a case-by-case basis, as appropriate, depending upon the nature of the service and the circumstances. Further assurance services primarily relate to factual due diligence work undertaken in respect of possible acquisitions and disposals. Tax services comprise compliance services and technical advice associated with relevant UK and international fiscal laws and regulations and, in particular, in the context of assessing the potential implications of proposed corporate transactions or restructuring. Other services primarily reflected assistance with the steps we are taking to comply with the SOX legislation to the extent such assistance is permitted under that legislation.

Having undertaken a review of the non-audit related work the audit committee has satisfied itself that the services undertaken during 2004 did not prejudice the auditors’ independence.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

Item 16

E       Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Period	Total Number of Shares Purchased	Average Price Paid per share (pence)	Total number of Shares Purchased as Part of Publicly Announced Programs	Maximum Number of Shares that may be Purchased under the Programs

1 January 2004 to 31 January 2004	175,154	696	-	-

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

ITEM 17     FINANCIAL STATEMENTS

Our consolidated financial statements and notes to the financial statements, together with the report thereon by independent accountants, are filed as part of this Annual Report as pages F-2 to F-40.

An index to these pages is given on page F-1.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

ITEM 18     FINANCIAL STATEMENTS

This section is not applicable.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

ITEM 19     EXHIBITS

Exhibit no.	Description of Exhibits

1	Memorandum and Articles of Association was filed with the SEC on April 8, 2004 under Form 20-F, file registration number 1-14602, and is incorporated herein by reference.

2.1	Trust Deed dated 21 May 1999 for Guaranteed Bonds due 2009 was filed with the SEC on May 24, 2002 under Form 20-F, file registration number 1-14602, and is incorporated herein by reference.

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

2.4	Financing Agreement for €750m bond maturing in January 2005. Amendment to Financing agreement increasing principal amount to €900 million, file registration number 1-14602, and is incorporated herein by reference.

2.5	Offering Circular dated 4 February 2003 for Guaranteed Bonds due 2013, file registration number 1-14602, and is incorporated herein by reference.

2.6	Facility Agreement dated 11 March 2003 for a £650m syndicated revolving facility, file registration number 1-14602, and is incorporated herein by reference.

2.7	Offering Circular by Gallaher Group Plc for £2,000,000,000 Medium Term Note Programme, unconditionally and irrevocably guaranteed by Gallaher Limited dated 21 May 2004.

8	List of Subsidiaries

10	Consent of PricewaterhouseCoopers LLP

11	Code of Ethics was filed with the SEC on April 8, 2004 under Form 20-F, file registration number 1-14602, and is incorporated herein by reference.

12	Section 302 Certification

13	Section 906 Certification

15.1	Notice of annual general meeting 2005 to be held on 11 May 2005.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2004

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

GALLAHER GROUP Plc
(Registrant)

By: /s/ M. E. Rolfe
Name:	M. E. Rolfe
Title:	Finance Director
Date:	April 14 2005

Back to Contents

GALLAHER GROUP Plc

INDEX TO FINANCIAL STATEMENTS

The following consolidated financial statements, together with the report thereon by independent accountants, are filed as part of this Annual Report.

Back to Contents

GALLAHER GROUP Plc

Group Profit and Loss Accounts

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Gallaher Group Plc:

In our opinion, the accompanying consolidated balance sheets and the related consolidated profit and loss accounts, statements of cash flows, statement of total recognised gains and losses and reconciliations of movements in equity shareholder's funds, present fairly, in all material respects, the financial position of Gallaher Group Plc and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United Kingdom. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the financial statements, the Company changed its method of accounting for the Employee Benefit Trust in 2004.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 31 to the consolidated financial statements.

PricewaterhouseCoopers LLP

/s/ PricewaterhouseCoopers LLP
London, United Kingdom
14 April 2005

Back to Contents

GALLAHER GROUP Plc

Group Profit and Loss Accounts

		2004				2003				2002

		Before exceptional items	Exceptional items (Note 4)	Total		Before exceptional items	Exceptional items (Note 4)	Total
	Notes	£m	£m	£m		£m	£m	£m		£m
Turnover of the group including its share of joint ventures and associates	2	9,553	-	9,553		9,048	-	9,048		8,422
Less share of turnover of joint ventures and associates	2	(1,438)	-	(1,438)		(1,055)	-	(1,055)		(962)

Group turnover		8,115	-	8,115		7,993	-	7,993		7,460

Duty	2	(5,568)	-	(5,568)		(5,407)	-	(5,407)		(5,101)
Other cost of sales		(1,487)	(8)	(1,495)		(1,529)	(39)	(1,568)		(1,358)

Total cost of sales		(7,055)	(8)	(7,063)		(6,936)	(39)	(6,975)		(6,459)

Gross profit		1,060	(8)	1,052		1,057	(39)	1,018		1,001
Distribution, advertising and selling		(321)	-	(321)		(316)	-	(316)		(305)
Administrative expenses		(191)	(9)	(200)		(204)	-	(204)		(204)
Other operating income		3	-	3		2	-	2		6

Group operating profit		551	(17)	534		539	(39)	500		498

Share of operating profit of joint ventures and associates	2	17		17		5	-	5		7

Total operating profit	2	568	(17)	551		544	(39)	505		505

Net interest and other financing charges	5	(128)	-	(128)		(131)	-	(131)		(134)
Net retirement benefits financing income	18	6	-	6		5	-	5		7

Total net interest and other finance charges		(122)	-	(122)		(126)	-	(126)		(127)

Profit on ordinary activities before taxation	6	446	(17)	429		418	(39)	379		378

Tax on profit on ordinary activities	7	(141)	6	(135)		(134)	8	(126)		(119)

Profit on ordinary activities after taxation		305	(11)	294		284	(31)	253		259

Equity minority interests		(4)	-	(4)		(6)	-	(6)		(4)

Profit for the financial year		301	(11)	290		278	(31)	247		255

Dividends on equity shares	8	(206)	-	(206)		(193)	-	(193)		(179)

Retained profit for the year	22	95	(11)	84		85	(31)	54		76

Earnings per ordinary share	9
- Basic				44.5	p			38.0	p	39.3	p
- Diluted				44.4	p			37.9	p	39.1	p

Dividends per ordinary share -final				21.50	p			20.15	p	18.75	p
- total				31.50	p			29.60	p	27.55	p

Back to Contents

GALLAHER GROUP Plc

Group Profit and Loss Accounts

The turnover and profit figures above relate to continuing operations.

There is no difference between the profit on ordinary activities before taxation and the retained profit for the year stated above and their historical cost equivalents.

There were no exceptional items in 2002.

The Notes to the Financial Statements are an integral part of these Financial Statements

Back to Contents

GALLAHER GROUP Plc

Group Balance Sheets

			As at 31 December

			2004	2003
				(restated)
		Notes	£m	£m
Fixed assets
Intangible assets		10	1,317	1,399
Tangible assets		11	604	595
Investments:
Investment in joint ventures	– share of gross assets		25	24
	– share of gross liabilities		(17)	(18)
		12	8	6
Investment in associates		12	113	112
Other investments		12	8	11

			129	129

			2,050	2,123

Current assets
Stocks		13	484	504
Debtors: amounts falling due within one year		14	834	751
Debtors: amounts falling due after more than one year		14	35	32
Investments		15	570	24
Cash at bank and in hand		26	133	93

			2,056	1,404
Creditors: amounts falling due within one year		16	(2,016)	(1,256)

Net current assets			40	148

Total assets less current liabilities			2,090	2,271
Creditors: amounts falling due after more than one year		16	(2,184)	(2,434)
Provisions for liabilities and charges		17	(63)	(53)

Total net liabilities excluding net retirement benefits liability			(157)	(216)
Retirement benefits assets			7	11
Retirement benefits liabilities			(70)	(79)
Net retirement benefits liability		18	(63)	(68)

Total net liabilities including net retirement benefits liability		2	(220)	(284)

Capital and reserves
Called up share capital		20	65	65
Share premium account		22	129	125
Capital redemption reserve		22	8	8
Merger reserve		22	146	146
Other reserve		22	(911)	(911)
Profit and loss account		22	312	252

Equity shareholders' deficit			(251)	(315)
Equity minority interests			31	31

			(220)	(284)

The Notes to the Financial Statements are an integral part of these Financial Statements

Back to Contents

GALLAHER GROUP Plc

Consolidated Statements of Cash Flows

		Year ended 31 December

		2004	2003	2002
			(restated)	(restated)
	Notes	£m	£m	£m
Net cash inflow from operating activities	24	747	691	519

Dividends received from joint ventures and associates		10	14	12

Interest received		16	5	5
Interest paid		(140)	(133)	(137)
Dividends paid to minority shareholders		(5)	(3)	(3)

Returns on investments and servicing of finance		(129)	(131)	(135)

Taxation		(90)	(99)	(101)

Purchase of tangible fixed assets		(105)	(117)	(130)
Purchase of intangible fixed assets		(4)	(10)	(9)
Sale of tangible fixed assets		8	10	29
Purchase of fixed asset investments		(1)	(1)	(1)
Sale of fixed asset investments		4	1	3

Capital expenditure and financial investment		(98)	(117)	(108)

Acquisitions and disposals	23	(2)	(15)	(14)

Equity dividends paid		(196)	(183)	(169)

Net cash inflow before management of liquid resources and financing		242	160	3

Management of liquid resources		(545)	(2)	1

Decrease in bank loans		(185)	(297)	(536)
Increase in other loans and finance leases		517	184	529
Purchase of ordinary shares		(1)	(1)	(1)
Issue of ordinary shares		4	3	4

Financing		335	(111)	(4)

Increase in net cash in the year	25	32	47	1

The Notes to the Financial Statements are an integral part of these Financial Statements

Back to Contents

GALLAHER GROUP Plc

Statement of Total Recognised Gains and Losses

		Year ended 31 December

	Notes	2004	2003	2002
		£m	£m	£m
Profit for the financial year		290	247	255
Actuarial loss recognised on retirement benefits	18	(14)	(4)	(108)
Movement on deferred tax relating to actuarial loss on retirement benefits		5	1	30
Exchange adjustments on foreign currency net investments		(14)	(4)	(22)

Total recognised gains and losses for the year		267	240	155

Reconciliation of Movements in Equity Shareholders' Deficit

		Year ended 31 December

		2004	2003	2002
			(restated)	(restated)
		£m	£m	£m
Profit for the financial year		290	247	255
Dividends on equity shares		(206)	(193)	(179)

Retained profit for the year		84	54	76

Debit in respect of employee share schemes		(1)	(3)	(5)

Actuarial loss on retirement benefits		(14)	(4)	(108)

Movement on deferred tax relating to actuarial gain / (loss) on retirement benefits		5	1	30
Exchange adjustments on foreign currency net investments		(14)	(4)	(22)
Issue of ordinary shares		4	8	12

Net decrease/(increase) in equity shareholders' deficit		64	52	(17)
Equity shareholders' deficit at 1 January – previously reported		(307)	(362)	(345)
Prior year adjustment	1	(8)	(5)	(5)

Equity shareholders' deficit at 1 January – restated		(315)	(367)	(350)

Equity shareholders' deficit at 31 December		(251)	(315)	(367)

The Notes to the Financial Statements are an integral part of these Financial Statements

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

1.	Accounting policies

The financial statements have been prepared in accordance with accounting standards currently applicable in the United Kingdom. The Accounting Standards Board (“ASB”) issued a number of new financial reporting standards during 2004, but none are required to be applied in these financial statements. The ASB has issued a number of Urgent Issues Task Force (“UITF”) Abstracts during the year. Two of these, UITF Abstract 17 (revised 2003) and UITF Abstract 38, have had an impact on Gallaher’s financial statements, as explained below. Except for the changes to accounting policies set out below, the Group’s principal accounting policies have been applied consistently.

Basis of accounting
The financial statements have been prepared in accordance with the historical cost basis of accounting, as modified by the revaluation of certain fixed assets and are in compliance with the Companies Act 1985.

Changes to accounting policies
During 2004, the Group has adopted UITF Abstract 17 (Revised 2003) ‘Employee Share Schemes’ and UITF Abstract 38 ‘Accounting for ESOP Trusts’. Shares held by the Employee Benefit Trust, previously shown in the balance sheet as fixed asset investments, are now shown as a deduction from shareholders’ funds. The cost of employee share schemes is charged to the profit and loss account using the quoted market price of shares at the date of grant less the exercise price of the share options granted. The charge is accrued over the vesting period of the shares. There is an exemption from making such a charge for the Inland Revenue approved Savings Related Share Option Scheme (“SRSOS”) schemes and equivalent overseas schemes.

The 2003 consolidated balance sheet has been restated to reflect these changes to accounting policies. The impact has been to reduce investments by £8m at 31 December 2003 with a corresponding charge to the profit and loss account reserve. The 2003 consolidated cash flow statement has been restated to reflect the reallocation of the cash payments relating to the purchase of shares of £1m from ‘Capital expenditure and financial investment’ to ‘Financing’. The 2003 and 2002 consolidated profit and loss account have not been restated as the effect is not material. The impact of the change in accounting policy in 2004 on profit after taxation is not material.

Basis of consolidation
The consolidated financial statements incorporate the audited accounts of Gallaher Group Plc and all its subsidiaries together with the Group’s share of the results and net assets of its joint ventures and associate. A subsidiary is an entity that is ultimately controlled by Gallaher Group Plc. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The principal operating subsidiaries are listed in note 32. Furthermore the wholly owned subsidiary, Riedenhof GmbH., a non-profit housing association, has not been consolidated owing to current restrictions over the distribution of excess funds.

Foreign currencies
Transactions in foreign currencies are translated at the exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the exchange rates ruling at the balance sheet date and any exchange differences are taken to the profit and loss account.

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

Certain overseas equity investments are hedged by borrowings, forward exchange contracts and tax equalisation swaps in the currencies in which those assets are denominated. Exchange differences arising on the retranslation of the overseas net investments, including goodwill, less exchange differences on the borrowings and hedging instruments, to the extent that they finance those investments, are taken to reserves through the statement of total recognised gains and losses. Other exchange gains and losses are dealt with in the profit and loss account.

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

Termination payments made or received in respect of instruments are recognised over the shorter of the life of the original instrument or the life of the underlying exposure where the underlying exposure continues to exist. Where the underlying exposure ceases to exist, any termination payments are taken to the profit and loss account. Finance costs associated with debt issuances are charged to the profit and loss account over the life of the instruments.

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

Currency swap agreements and forward exchange contracts are retranslated at the rates of exchange ruling at the balance sheet date. Resulting gains or losses are recognised in the balance sheet as an asset or liability.

Turnover
Turnover represents amounts charged to external customers for goods sold, services supplied and licence fees, and includes excise duties paid by Group companies but not VAT or its equivalent. The Group recognises such turnover when the risks and rewards of ownership are transferred significantly, ie, when title passes (which is generally when goods are received by the customer, unless a specific contract states otherwise), and collection of the related receivable is reasonably assured.

Sales and marketing incentives paid to distributors and vendors of the Group’s products are deducted from turnover. These incentives primarily comprise the following – retrospective payments made to customers for specific performance, normally targeted volume sales, ranging and stock availability, and payments to customers to support shelf price reduction in relation to promotional activity.

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

Intangible fixed assets: purchased goodwill
Subsidiaries acquired are dealt with in the consolidated financial statements using acquisition accounting. Upon the acquisition of a subsidiary, fair values are attributable to the identifiable and separable assets and liabilities acquired. Adjustments are also made to align the accounting policies of acquired subsidiaries with those of the Group. Where the consideration paid, including acquisition expenses, exceeds the fair value of the net assets acquired, the difference is treated as purchased goodwill. Goodwill arising on acquisitions is capitalised and amortised, on a straight line basis over its expected useful economic life, not exceeding 20 years. The results of businesses acquired are included from the effective date of acquisition.

Intangible fixed assets: trademarks and other intangibles
Trademarks and other intangible assets excluding purchased goodwill, are stated at cost and amortised, on a straight line basis, over their expected useful economic lives. Trademarks principally relate to certain registrations of the Benson and Hedges trademark in continental western Europe. The directors are of the opinion that, based on the established brand equity of Benson and Hedges in these and other markets and the expectation that it will continue to be developed and to generate significant earnings over the long-term future, a life of 40 years is appropriate. The carrying value of this intangible asset will continue to be reviewed annually for impairment and adjusted to the recoverable amount if required. All other trademarks and intangible assets are amortised over a period not exceeding 20 years.

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

Where there is evidence of a potential impairment to the carrying value of long-lived assets, we undertake an estimation of the fair value of that long-lived asset in accordance with the approach set out in FRS 11, “Impairment of fixed assets and goodwill”. The fair value is, in most cases, based on the discounted present value of the future cash flows expected to arise from that asset. Under US GAAP an impairment loss is indicated only when the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows.

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

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

Fixed asset investments
Fixed asset investments comprise holdings in joint ventures and associates, and other sundry investments. Joint ventures and associates are accounted for in the consolidated financial statements under the gross equity and equity methods of accounting respectively, while joint arrangements are proportionally consolidated. Financial investments are held at historic cost less amounts written off in respect of any impairments. Other fixed asset investments are carried at cost less amortisation other than the Company’s investments in its subsidiaries, which are carried at historic valuations.

Stocks
Stocks comprise raw materials and consumable goods, work in progress and finished goods. Raw materials and consumable goods primarily consist of raw tobacco leaf, packaging materials and tax stamps. Finished goods comprise products made within the Group’s manufacturing locations including excise duty where the liability has crystallised, and goods purchased by the Group for direct re-sale.Stocks and work in progress are valued at the lower of cost and net realisable value. Cost includes all direct expenditure and production overheads based on the normal level of activity.

Deferred Taxation
Deferred tax is recognised as an asset or liability if transactions have occurred at the balance sheet date which give rise to an obligation to pay more taxation in future, or a right to pay less taxation in the future. An asset is not recognised to the extent that the realisation of economic benefits in future is uncertain. Deferred tax assets and liabilities are not discounted.

Pensions and other retirement benefits
Pensions and other retirement benefits are accounted for in accordance with Financial Reporting Standard 17 ‘Retirement Benefits’. The regular cost of providing retirement benefits to employees during the year and the full cost of providing amendments to benefits in respect of past service are charged to operating profit. A credit representing the expected return on assets held by retirement benefit schemes is included within net interest. This expected return is based on the market value of those assets at the start of the financial year. An interest charge is also included within net interest. This interest cost is the expected increase during the period in the present value of the scheme liabilities because the benefits are one period closer to settlement. Differences between actual and expected returns on assets are recognised in the statement of total realised gains and losses, together with differences arising from changes in assumptions. The difference between the market value of the assets of a scheme and the present value of the accrued pension liabilities is shown as an asset/ liability on the balance sheet, net of deferred tax where appropriate.

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

Total turnover	By origin			By destination

	2004	2003	2002	2004	2003	2002
	£m	£m	£m	£m	£m	£m

UK	3,842	3,823	3,967	3,680	3,611	3,720
Continental Europe	4,979	4,508	3,746	4,979	4,534	3,899
CIS	410	373	331	409	373	331
Rest of World	450	491	435	485	530	472
To Group Companies	(128)	(147)	(57)	-	-	-

	9,553	9,048	8,422	9,553	9,048	8,422

The Group’s share of turnover of joint ventures of £95m (2003 - £103m, 2002 - £77m) and associate of £1,343m (2003 - £952m, 2002 - £885m ) is included within Continental Europe total turnover.

Duty	2004	2003	2002
By destination:	£m	£m	£m

UK	3,112	3,033	3,127
Continental Europe	1,989	1,897	1,574
CIS	102	78	50
Rest of World	365	399	350

	5,568	5,407	5,101

Total operating profit	2004

	Before amortisation of intangible assets and exceptional charge	Amortisation of intangible assets	Exceptional charge	Total operating profit
	£m	£m	£m	£m
UK	302	(2)	(9)	291
Continental Europe	242	(71)	(8)	163
CIS	57	(10)	-	47
Rest of World	50	-	-	50

	651	(83)	(17)	551

	2003

	Before amortisation of intangible assets and exceptional charge	Amortisation of intangible assets	Exceptional charge	Total operating profit
	£m	£m	£m	£m
UK	287	(2)	(18)	267
Continental Europe	243	(71)	(3)	169
CIS	44	(10)	-	34
Rest of World	53	-	(18)	35

	627	(83)	(39)	505

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

2.	Segmental information (continued)
	2002

	Before amortisation of intangible assets and exceptional charge	Amortisation of intangible assets	Exceptional charge	Total operating profit
	£m	£m	£m	£m
UK	283	(2)	-	281
Continental Europe	213	(65)	-	148
CIS	42	(10)	-	32
Rest of World	44	-	-	44

	582	(77)	-	505

The Group’s share of operating losses of joint ventures of £5m (2003 - £4m loss, 2002 - £1m loss) and share of operating profit of associate of £12m (2003 - £9m, 2002 - £8m) is included within Continental Europe total operating profit.

Capital Employed
By destination:	2004	2003
		(restated)
	£m	£m
UK	188	187
Continental Europe	1,565	1,648
CIS	363	376
Rest of World	82	120

	2,198	2,331

Capital employed is reconciled to the consolidated balance sheet as follows:

	2004	2003
		(restated)
	£m	£m
Capital employed	2,198	2,331
Taxation	(69)	(32)
Net debt	(2,208)	(2,452)
Proposed dividend	(141)	(131)

Net liabilities including net retirement benefits liability	(220)	(284)

The Group operates a centralised financing policy and considers that any segmental apportionment of interest and interest bearing net liabilities would not be meaningful

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

3.	Directors and employees

Information on directors’ remuneration (including pensions), shareholdings and share options is given in “Item 6. Directors, Senior Management and Employees” of this Annual Report.

			2003
The average number of persons employed by the During the year, including executive directors and part-time employees, was:		2004	(restated)	2002
		Number	Number	Number

	UK	1,836	2,004	2,108
	Continental Europe	4,035	3,800	3,769
	CIS	5,026	4,876	3,394
	Rest of World	275	350	331

		11,172	11,030	9,602

The 2003 employee numbers in the CIS region have been restated to include contract labour, following a review of the contractual status of these employees.

Employment costs (for the above persons):		2004	2003	2002
		£m	£m	£m

	Wages and salaries	217	226	209
	Social security costs	39	39	38
	Retirement benefit costs (including pensions)	21	16	18

		277	281	265

4.	Exceptional charge

In 2003 and early 2004, Gallaher announced the restructuring of its European operations and administration. Gallaher ceased all manufacturing in the Republic of Ireland by the end of 2003, and is reducing jobs in the UK, Austria and Sweden. Exceptional charges of £39m were included in cost of sales for the year ended 31 December 2003. Additional charges of £17m associated with this programme have been included in the results for the year ended 31 December 2004 (£8m has been charged to cost of sales and £9m has been charged to administrative expenses). The tax credit associated with the 2004 exceptional charges is £6m (2003: £8m). The restructuring charges mainly relate to redundancy costs and the impairment of operational plant and machinery. The restructuring gave rise to a cash outflow in 2004 of £15m (2003: £21m) (note 24).

In January 2005, Gallaher announced proposals for a further restructuring of its European operations. These proposals comprise: the closure of the Schwaz cigarette and Fürstenfeld cigar factories in Austria during 2005; the restructuring of production at the cigarette and cigar factories at Lisnafillan and Cardiff in the UK; and, reorganisation of some aspects of the distribution network.

5.	Net Interest and other financing charges

	2004

		2003

			2002

	£m	£m	£m

Interest payable on bank loans and overdrafts	26	35	50
Interest payable on other loans–mainly Eurobonds and medium term notes	123	101	90

	149	136	140
Interest receivable and other financial income	(21)	(5)	(6)

	128

		131

			134

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

6.	Profit on ordinary activities before taxation

	2004	2003	2002
	£m	£m	£m
Profit on ordinary activities is stated after charging:
Depreciation of tangible fixed assets (see below)	80	93	74
Amortization of intangible assets – subsidiary undertakings	77	77	72
Amortization of intangible assets – associates	6	6	5
Operating lease rentals – machinery and equipment	3	2	2
Operating lease rentals – land and buildings	9	12	11

The total depreciation charge in 2003 of £93m included £10m in respect of the impairment of operational plant and machinery associated with the exceptional charge (note 4).

Audit fees for the Group amounted to £1.3m (2003 -£1.1m, 2002 -£1.0m), including £10,000 (2003 -£10,000, 2002 -£10,000) in respect of the audit of the Company.

Fees payable to PricewaterhouseCoopers in the UK for non-audit work amounted to £0.3m (2003 -£0.3m, 2002 -£3.4m).

7.	Tax on profit on ordinary activities

a) Analysis of the charge for the year

	2004	2003	2002
Current tax	£m	£m	£m
UK -
Corporation tax on profits of the period at 30% (2003 – 30%, 2002 – 30%)	63	62	64
Overseas -
Corporation tax on profits of the period	53	49	42
Adjustments in respect of prior years	7	-	(8)

	60	49	34

Total current tax	123	111	98

Deferred Tax
UK -	9	5	4
Origination and reversal of timing differences in the year	-	1	-

Adjustments in respect of prior years	9	6	4

Overseas -
Origination and reversal of timing differences	1	10	10
Adjustments in respect of prior years	-	(2)	7

	1	8	17

Total deferred tax	10	14	21
Share of tax – associate	2	1	-

Tax on profit on ordinary activities	135	126	119

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

7.	Tax on profit on ordinary activities (continued)

b) Factors affecting tax charge for the year
The tax assessed for the year is lower than the standard rate of corporation tax in the UK (30%). The differences are explained below:

	2004	2003	2002
	£m	£m	£m
Profit on ordinary activities before tax	429	379	378
Profit on ordinary activities multiplied by standard rate of corporation tax in the UK of 30% (2003 – 30%, 2002 – 30%)	129	114	113
Effects of:
Amortisation of intangible assets	14	28	27
Other non-deductible expenditure	4	2	1
Other non-taxable income/credits	(10)	-	-
Non-UK tax losses unrelieved	2	1	1
Utilisation of non-UK losses brought forward	(2)	(1)	-
Non taxable capital gains	-	-	(1)
Effects of overseas tax rates	(15)	(20)	(22)
Accelerated capital allowances & other timing differences	(5)	(12)	(13)
Adjustments to tax charge in respect of previous periods	6	(1)	(8)

Current tax charge for the year	123	111	98

c) Analysis of deferred tax

Movements during the year in net deferred taxation asset:			£m
At 1 January 2004			(17)
Amount charged in the profit and loss account			10
Amount credited in the statement of recognised gains and losses			(5)
Exchange adjustments			(1)

At 31 December 2004			(13)

The net deferred taxation balance comprises:		2004	2003
		£m	£m
Accelerated capital allowances		20	16
Goodwill and other intangible assets		(15)	(19)
Retirement benefits		(9)	(12)
Other timing differences		(9)	(2)

Net deferred taxation asset		(13)	(17)

The net deferred taxation balance is reconciled to the consolidated balance sheet as follows:
Deferred taxation assets (note 14)		(31)	(27)
Deferred taxation liabilities (note 17)		27	22
Deferred taxation relating to retirement benefits (note 18)		(9)	(12)

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

8.	Dividends
		2004	2003	2002
		£m	£m	£m
Dividends on ordinary equity shares:
Interim paid		65	62	57
Final proposed		141	131	122

		206	193	179

		2004	2003	2002
		Pence per	Pence per	Pence per
Dividends on ordinary equity shares:		share	share	share
Interim paid		10.0	9.45	8.80
Final proposed		21.5	20.15	18.75

		31.5	29.60	27.55

9.	Earnings per share

		2004	2003	2002
Earnings per share:		Pence	Pence	Pence
Basic		44.5	38.0	39.3

Diluted		44.4	37.9	39.1

		2004	2003	2002
Earnings:		£m	£m	£m
Basic		290	247	255

		2004	2003	2002
Weighted average number of shares:
Ordinary shares in issue		654.1	651.8	650.5
Shares held by employee share trusts		(2.2)	(1.8)	(2.1)

Shares used in the calculation of basic earnings per share		651.9	650.0	648.4
Potentially dilutive share options		1.6	1.7	2.3

Shares used in the calculation of diluted earnings per share		653.5	651.7	650.7

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

10.	Intangible fixed assets
			Goodwill	Trademarks	Other intangibles	Total
			£m	£m	£m	£m
Cost
At 1 January 2004			1,399	221	10	1,630
Acquisition of minority interest (note 23)			4	-	-	4
Exchange adjustments			(9)	-	-	(9)

At 31 December 2004			1,394	221	10	1,625

Amortisation
At 1 January 2004			(180)	(48)	(3)	(231)
Charge for the year			(67)	(8)	(2)	(77)

At 31 December 2004			(247)	(56)	(5)	(308)

Net book value
At 31 December 2004			1,147	165	5	1,317

At 31 December 2003			1,219	173	7	1,399

11.	Tangible fixed assets
		Land and buildings	Plant and machinery	Fittings and equipment	Construction in progress	Total
		£m	£m	£m	£m	£m
Cost / valuation
At 1 January 2004		143	433	308	12	896
Additions		5	12	50	39	106
Reclassifications		1	33	3	(37)	-
Disposals		(3)	(20)	(38)	(1)	(62)
Exchange adjustments		(2)	(3)	-	1	(4)

At 31 December 2004		144	455	323	14	936

Depreciation
At 1 January 2004		(22)	(172)	(107)	-	(301)
Charge for the year		(3)	(27)	(50)	-	(80)
Disposals		2	15	30	-	47
Exchange adjustments		-	1	1	-	2

At 31 December 2004		(23)	(183)	(126)	-	(332)

Net book value
At 31 December 2004		121	272	197	14	604

At 31 December 2003		121	261	201	12	595

					2004	2003
The net book value of land and buildings comprises:					£m	£m
Freehold					120	120
Long leasehold					1	1

					121	121

Included within fixtures and equipment are assets acquired by finance lease with a net book value of £6m (2003 – £4m).

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

12.	Fixed asset investments
		Investment in associates	Investment in joint ventures	Investment in own shares	Other investments	Total
		£m	£m	£m	£m	£m
	Cost and share of post acquisition reserves
	At 1 January 2004 – as previously reported	124	6	14	11	155
	Prior year adjustment (note 1)	-	-	(14)	-	(14)

	At 1 January 2004 – restated	124	6	-	11	141

	Share of profit after tax	16	5		-	21
	Dividends payable to Group companies	(10)	-		-	(10)
	Additions	1	1		1	3
	Disposals	-	(4)		(4)	(8)
	Exchange adjustments	1	-		-	1

	At 31 December 2004	132	8		8	148

	Amounts written off
	At 1 January 2004 – as previously reported	(12)	-	(6)	-	(18)
	Prior year adjustment (note 1)	-	-	6	-	6

	At 1 January 2004 – restated	(12)	-	-	-	(12)

	Amortisation	(6)	-			(6)
	Exchange adjustments	(1)	-			(1)

	At 31 December 2004	(19)	-		-	(19)

	Net book value
At 31 December 2004	– goodwill	87	-		-	87
	– other	26	8		8	42

	– total	113	8		8	129

At 31 December 2003	– goodwill	92	-		-	92
	– other	20	6		11	37

	– total	112	6		11	129

Investment in associates
Name	Country of incorporation	Principal activity

Lekkerland-Tobaccoland GmbH & Co. KG	Germany	Wholesale distribution of tobacco and other products.
DHH Dienstleistungs – Handels- und Holding	Germany	Service company for wholesale distribution business
GmbH & Co KG

The Group owns 25.1% of the ordinary shares through its subsidiary, Austria Tabak.

Investments in joint ventures
Name	Country of incorporation	Principal activity

Hungarotabak-Tobaccoland Rt*	Hungary	Wholesale distribution of tobacco and other products.
R.J.Reynolds-Gallaher International SARL	Switzerland	Marketing of tobacco products in Europe.
Gallaher-Reynolds Equipment Company	Republic of Ireland	Leasing of tobacco manufacturing machinery.
GOLD-FILTER Kereskedelmi es Szolgaltato kft	Hungary	Wholesale distribution of non-tobacco products.
*The Group owns 51% of the equity in this joint venture through its subsidiary, Austria Tabak. However, voting rights are restricted to 50%.

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

Investment in own shares
In accordance with UITF Abstract 38, investments in own shares have been reclassified as a deduction from shareholders funds (note 1).

Other investments
These mainly comprise securities held by the Austria Tabak group of companies, including bonds, shares, mortgage bonds and investment certificates. Also included is the Group’s investment in its unconsolidated subsidiary, Riedenhof G.m.b.H., a company incorporated in Austria.

13.	Stocks
	2004	2003
	£m	£m
Raw materials and consumables	189	198
Work in progress	28	42
Finished goods and goods for resale	267	264

	484	504

14.	Debtors
	2004	2003
	£m	£m
Amounts falling due within one year
Trade debtors	738	694
Amounts due from joint ventures and associate	10	4
Derivative financial instruments (note 26)	30	-
Other debtors	34	38
Prepayments and accrued income	22	15

	834	751
Amounts falling due after more than one year

Deferred taxation assets (note 7)	31	27
Other debtors	4	5

	35	32

15.	Current asset investments
	2004	2003
	£m	£m
Investments listed on the London and Vienna stock exchanges	3	5
Unlisted investments in preference shares issued by corporate entities	550	-
Unlisted investments	17	19

	570	24

Included within current asset investments are bank certificates of deposit, bonds, funds and UK government securities amounting to £568m (2003 – £23m) that are classified as liquid resources in the cash flow statement (note 26). The cost of listed investments approximates market value.

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

16.	Creditors
	2004	2003
	£m	£m
Amounts falling due within one year
Borrowings (note 19)	760	139
Trade creditors	125	128
Corporate taxes	83	50
Other taxes, duties and social security contributions	746	658
Proposed dividend	141	131
Dividends payable to minorities	-	1
Amounts due to joint ventures and associate	22	3
Other creditors	33	36
Accruals and deferred income	106	110

	2,016	1,256

	2004	2003
	£m	£m
Amounts falling due after more than one year
Borrowings (note 19)	2,179	2,429
Accruals and deferred income	5	5

	2,184	2,434

17.	Provisions for liabilities and charges

	At 1 January 2004	Provided	Utilised	Released	Exchange	At 31 December 2004
	£m	£m	£m	£m	£m	£m
Reorganisation provisions	20	11	(5)	(2)	1	25
Employment benefits	5	2	-	(1)	-	6
Deferred taxation (note 7)	22	5	-	-	-	27
Other provisions	6	-	(1)	-	-	5

	53	18	(6)	(3)	1	63

Reorganisation provisions

Reorganisation provisions at 31 December 2004 mainly relate to charges associated with the restructuring of the Group’s European operations and administration in Austria and Sweden (note 4), depot closures in the German vending business and employee benefit liabilities relating to the acquisition of Austria Tabak.

Employment benefits

Employment benefits relate mainly to the provision of paid leave prior to severance in Germany and contractual ‘jubilee’ one-off cash payments due after a certain service period to employees of Austria Tabak.

Other provisions

Other provisions at 31 December 2004 relate mainly to vacant property obligations, costs associated with the requirement to remove vending machines in compliance with German legislation and deferred consideration relating to the acquisition of Gallaher Snus AB (formerly Gustavus AB). The property obligations relate to a former subsidiary’s offices where the Group has head lease commitments until 2013. Provision has been made for the residual lease commitments, after taking into account existing sub-tenant arrangements.

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

The pension costs of these arrangements are assessed in accordance with the advice of independent qualified actuaries using the projected unit method. The latest actuarial valuations of the UK and Republic of Ireland schemes were undertaken as at 31 March 2004 and 1 January 2004 respectively, and the results of these valuations have been updated to 31 December 2004. Formal valuations of the Austrian and German plans are undertaken annually, as at 31 December.

The latest agreed contribution rates (as a percentage of pensionable pay) for the material funded schemes are as follows: UK: 27.4% plus £10m per annum, Austria: 9.7% per annum and Ireland 6.5% per annum.

The UK defined benefit pension scheme was closed to new entrants on 30 June 2003. The main Austrian pension plan was closed to new entrants on 31 December 2002. Because the plans are closed, the average age of the active members is likely to increase in future, leading to an increasing current service contribution rate. This may be offset by a falling total pensionable salary resulting from leavers and retirements.

The Group has incurred charges of £2m (2003 – £2m, 2002 –£1m) relating to defined contribution schemes, mainly within its Continental European subsidiaries.

Under FRS 17, the weighted average financial assumptions used in the valuation of the Group’s liabilities are:

	31 December 2004	31 December 2003	31 December 2002
	Per annum	Per annum	Per annum
Discount rate	5.2%	5.4%	5.5%
Rate of increase in salaries	3.6%	3.4%	3.3%
Rate of increase of pensions in payment	2.6%	2.4%	2.3%
Rate of price inflation	2.7%	2.4%	2.3%
Long-term medical expense inflation	4.3%	4.1%	3.5%

The plan assets and weighted average expected rates of return are as follows:

	31 December 2004		31 December 2003		31 December 2002
	Expected	Market	Expected	Market	Expected	Market
	return	value	return	value	return	value
	per annum	£m	per annum	£m	per annum	£m
Equities	7.4%	546	7.5%	536	8.0%	442
Bonds	4.9%	343	5.0%	289	5.0%	290
Property	5.0%	8	5.8%	7	6.5%	7
Other (including cash)	2.8%	2	3.3%	3	6.4%	2

Total		899		835		741

The net retirement benefits liability was as follows:

	31 December	31 December	31 December
	2004	2003	2002
	£m	£m	£m
Market value of assets at end of year	899	835	741
Present value of liabilities	(971)	(915)	(837)

Net deficit	(72)	(80)	(96)
Related deferred tax asset	9	12	14

Net retirement benefits liability	(63)	(68)	(82)

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

18.	Pensions and other retirement benefits (continued)

Analysis of the amount charged to operating profit:	2004	2003	2002
	£m	£m	£m
Employer service cost	(13)	(12)	(17)
Past service cost	(7)	(5)	–
Curtailment credit	1	3	–

Total operating charge	(19)	(14)	(17)

The total operating charge for 2004 includes a past service cost of £6m (2003: £4m) and a curtailment credit of £1m (2003: £3m) that relate to the exceptional charge (note 4).

Analysis of amount credited/(charged) to interest and other financing charges:	2004	2003	2002
	£m	£m	£m
Expected return on pension scheme assets	54	51	56
Interest on retirement benefit liabilities	(48)	(46)	(49)

Net retirement benefits financing income	6	5	7

Analysis of amount recognised in the statement of total recognised gains and losses:
	2004	2003	2002
	£m	£m	£m
Actual return less expected return on assets	30	44	(153)
Experience gains and losses on liabilities	14	(10)	43
Changes in assumptions	(58)	(38)	2

Actuarial loss on assets and liabilities	(14)	(4)	(108)

Movement in net retirement benefits (liability)/asset during the year:	2004	2003
	£m	£m
Net retirement benefits liability at the beginning of the year	(80)	(96)
Employer service cost	(13)	(12)
Past service cost	(7)	(5)
Curtailment credit	1	3
Contributions	36	31
Net retirement benefits financing income	6	5
Actuarial loss	(14)	(4)
Exchange adjustments	(1)	(2)

Net retirement benefits liability at the end of the year	(72)	(80)

History of experience gains and losses in the year:
	2004	2003	2002	2001
	£m	£m	£m	£m
Difference between expected and actual return on scheme assets:
Amount	30	44	(153)	(131)
Percentage of scheme assets	3.3%	5.2%	(20.6%)	(15.3%)
Experience gains and losses on retirement benefits liabilities:
Amount	14	(10)	43	(10)
Percentage of the present value of retirement benefits liabilities	1.4%	(1.1%)	5.1%	(1.2%)
Amount recognised in statement of total recognised gains & losses:
Amount	(14)	(4)	(108)	(161)
Percentage of the present value of retirement benefits liabilities	(1.5%)	(0.6%)	(12.9%)	(18.8%)

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

19.	Derivatives and financial instruments

The Group’s policies in respect of foreign currency and interest rate risk management and the related use of financial instruments are set out in the supplementary financial information section. Short-term debtors and creditors have been excluded from the following analyses, other than the currency risk disclosure.

a)	Financial liabilities analysed by maturity date

i. Borrowings

	2004			2003

	Bank loans and overdrafts	Other loans and finance lease obligations	Total	Bank loans and overrdrafts	Other loans and finance lease obligations	Total
	£m	£m	£m	£m	£m	£m
Due within one year	120	640	760	106	33	139
Due between one and two years	10	635	645	38	636	674
Due between two and five years	153	565	718	311	894	1,205
Due after five years	–	816	816	–	550	550

	283	2,656	2,939	455	2,113	2,568

	2004	2003
Other loans and finance leases obligations comprise:	£m	£m
Euro900m 2005 Eurobond 4.875%	637	635
Euro750m 2006 Eurobond 5.875%	531	528
Euro375m 2008 Eurobond 5.875%	265	264
£300m 2009 Eurobond 6.625%	300	300
Euro800m 2011 Eurobond 4.625%	566	–
£250m 2013 Eurobond 5.75%	250	250

Total listed bonds	2,549	1,977

Medium term notes	100	128
Equipment debt promissory notes	1	4

	2,650	2,109

ii. Other financial liabilites

Other financial liabilities, comprising provisions for employment benefits, property obligations and deferred consideration relating to the acquisition of a subsidiary, have maturities as follows:

	2004	2003
	£m	£m
Due between one and two years	2	1
Due between two and five years	19	20
Due after five years	8	6

	29	27

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

19.	Derivatives and financial instruments (continued)

b)	Financial liabilities analysed by currency and interest rate risk profile

	2004

		Non-interest	Floating	Fixed	Weighted	Weighted
		bearing	rate	rate	average	average
		financial	financial	financial	interest	period of
	Total	liabilities	liabilities	liabilities	rate	fixed rate
Currency:	£m	£m	£m	£m	%	Years
Sterling	1,292	2	720	570	6.8	3.7
Euro	1,434	25	409	1,000	5.6	2.1
Swedish kroner	31	2	29	–	–	–
US dollar	153	–	153	–	–	–
Polish zloty	58	–	58	–	–	–

	2,968	29	1,369	1,570	6.2	2.7

	2003

	Total	Non-interest bearing financial liabilities	Floating rate financial liabilities	Fixed rate financial liabilities	Weighted average interest rate	Weighted average period of fixed rate
Currency:	£m	£m	£m	£m	%	Years
Sterling	899	2	327	570	6.8	4.7
Euro	1,490	24	431	1,035	5.6	3.1
Swedish kroner	40	1	39	–	–	–
US dollar	142	–	142	–	–	–
Polish zloty	24	–	24	–	–	–

	2,595	27	963	1,605	6.2	3.7

The above figures take into account the various currency swaps and interest rate derivatives entered into by the Group. Floating rate financial liabilities mainly bear interest at rates referenced on inter-bank offer rates. The non-interest bearing financial liabilities relate to provisions for liabilities and charges.

c)	Financial assets analysed by currency and interest rate risk profile
	2004

	Total	Non-interest bearing financial assets	Floating rate financial assets	Fixed rate financial assets	Weighted average interest rate	Weighted average period of fixed rate
Currency:	£m	£m	£m	£m	%	Years
Sterling	601	–	51	550	4.4	0.1
Euro	81	68	13	–	–	–
Swedish kroner	6	–	6	–	–	–
US dollar	4	4	–	–	–	–
Polish zloty	4	–	4	–	–	–
Russian rouble	3	3	–	–	–	–
Other	10	5	5	–	–	–

	709	80	79	550	4.4	0.1

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

19.	Derivatives and financial instruments (continued)

	2003

	Total	Non-interest bearing financial assets	Floating rate financial assets	Fixed rate financial assets	Weighted average interest rate	Weighted average period of fixed rate
Currency:	£m	£m	£m	£m	%	Years
Sterling	44	10	34	–	–	–
Euro	60	36	24	–	–	–
Swedish kroner	8	–	8	–	–	–
US dollar	1	1	–	–	–	–
Polish zloty	2	–	2	–	–	–
Russian rouble	5	–	5	–	–	–
Other	7	4	3	–	–	–

	127	51	76	–	–	–

Non-interest bearing financial assets are cash at bank and in hand.

Floating rate financial assets mainly comprise short term bank deposits, bank certificates of deposit, listed bonds and funds and government securities, which earn interest at short term money market rates. Fixed rate financial assets comprise investments in corporate preference shares that earn interest at a fixed rate.

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

	Net foreign currency monetary assets/(liabilities)
	2004					2003

	Sterling	Euro	US Dollar	Other	Total	Sterling	Euro	US Dollar	Other	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Functional currency of Group operation
Sterling	–	10	2	5	17	–	31	14	1	46
Euro	1	–	2	5	8	1	–	–	–	1
US dollar	–	(11)	–	(1)	(12)	–	(10)	–	1	(9)
Polish Zloty	–	(1)	(3)	–	(4)	–	–	–	–	–

	1	(2)	1	9	9	1	21	14	2	38

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

19.	Derivatives and financial instruments (continued)

e)	Fair values of financial instruments

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

	2004	2004	2003	2003
	Book value	Fair value	Book value	Fair value
	£m	£m	£m	£m

Primary financial instruments held or issued to finance the Group’s operations:
Fixed asset investments	8	8	11	11
Current asset investments	570	570	23	23
Cash at bank and in hand	133	133	93	93
Borrowings falling due within one year	(760)	(760)	(139)	(139)
Borrowings falling due after more than one year	(2,179)	(2,277)	(2,429)	(2,505)
Provisions for liabilities and charges	(29)	(29)	(27)	(27)

Derivative financial instruments held to manage the interest rate and currency profile:
Interest rate swaps, swap options, caps and floors		(4)	-	(22)
Forward foreign exchange contracts	30	30	4	4

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

		2004		2003

		Gains	Losses	Gains	Losses
		£m	£m	£m	£m
	Unrecognised gains and losses on hedges at 1 January	15	(37)	29	(46)
	(Gains)/losses arising in previous years recognised in the year	(14)	11	(15)	18

	Gains and losses arising before 1 January not recognised in the year	1	(26)	14	(28)
	Changes in the year in unrecognised values of hedges at 1 January	7	(2)	1	(1)
	Unrecognised gains and losses arising during the year	16	-	-	(8)

	Unrecognised gains and losses on hedges at 31 December	24	(28)	15	(37)

Expected to be recognised	- in one year or less	7	(8)	13	(11)
	- in later years	17	(20)	2	(26)

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

19.	Derivatives and financial instruments (continued)

g)	Borrowing facilities

The Group had the following undrawn committed borrowing facilities available at 31 December 2004:

	2004	2003
	£m	£m

Expiring within one year - syndicated revolving credit facility	-	150
Expiring between two and five years - syndicated revolving credit facility	500	351

	500	501

h)	Derivative financial instruments

The following table presents the derivative financial instruments held by the Group at 31 December 2004, other than short term forward foreign exchange contracts. An interest rate swap contract of £50m maturing in December 2008 with a fixed interest rate payable of 5.6% has an embedded option where the counterparty has the option to extend the contract for a further five years.

The Group has entered into certain interest rate swap transactions with contractual maturities exceeding those of the underlying debt being hedged, in anticipation of there being additional floating rate debt when the existing debt matures.

	2005	2006	2007	2008	Later years	Total	Fair value
2004	£m	£m	£m	£m	£m	£m	£m

Sterling interest rate derivatives:
Interest rate swaps and swap options - pay fixed, receive variable:
Notional amount	-	-	-	420	50	470	(22)
Weighted average interest rate payable (%)	-	-	-	6.3	5.6	6.2

Interest rate swaps - pay variable, receive fixed:
Notional amount	-	-	-	-	250	250	(3)
Weighted average interest rate receivable (%)	-	-	-	-	5.8	5.8
Margin over LIBOR payable (%)	-	-	-	-	1.0	1.0

Interest rate swaps - pay variable, receive fixed:
Notional amount	-	-	-	-	300	300	5
Weighted average interest rate receivable (%)	-	-	-	-	6.6	6.6
Margin over LIBOR payable (%)	-	-	-	-	1.3	1.3

Euro interest rate derivatives:
Interest rate swaps - pay fixed, receive variable:
Notional amount	57	57	-	-	-	114	(3)
Weighted average interest rate payable (%)	4.7	4.9	-	-	-	4.8

Interest rate swaps - pay variable, receive fixed:
Notional amount	637	-	-	-	567	1,203	19
Weighted average interest rate receivable (%)	4.9	-	-	-	4.6	4.9
Margin over LIBOR payable (%)	0.9	-	-	-	0.7	0.9

Tax equalisation swaps:
Notional amount	86	46	-	-	-	132	-

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

19.	Derivatives and financial instruments (continued)

	2004	2005	2006	2007	Later years	Total	Fair value
2003	£m	£m	£m	£m	£m	£m	£m

Sterling interest rate derivatives:
Interest rate swaps and swap options - pay fixed, receive variable:
Notional amount	-	-	-	-	470	470	(25)
Weighted average interest rate payable (%)	-	-	-	-	6.2	6.2

Interest rate swaps - pay variable, receive fixed:
Notional amount	-	-	-	-	250	250	(7)
Weighted average interest rate receivable (%)	-	-	-	-	5.8	5.8
Margin over LIBOR payable (%)	-	-	-	-	1.0	1.0

Interest rate swaps - pay variable, receive fixed:
Notional amount	-	-	-	-	300	300	4
Weighted average interest rate receivable (%)	-	-	-	-	6.6	6.6
Margin over LIBOR payable (%)	-	-	-	-	1.3	1.3

Floors (sold):
Notional amount	300	-	-	-	-	300	-
Weighted average strike price (%)	4.0	-	-	-	-	4.0

Euro interest rate derivatives:
Interest rate swaps - pay fixed, receive variable:
Notional amount	56	56	56	-	-	168	(5)
Weighted average interest rate payable (%)	4.5	4.7	4.9	-	-	4.7

Interest rate swaps - pay variable, receive fixed:
Notional amount	-	635	-	-	-	635	11
Weighted average interest rate receivable (%)	-	4.9	-	-	-	4.9
Margin over LIBOR payable (%)	-	0.9	-	-	-	0.9

Tax equalisation swaps:
Notional amount	82	-	-	-	-	82	-

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

20.	Called up share capital

Group and Company:	Authorised		Allotted and fully paid
Ordinary shares of 10p each:	millions	£m	millions	£m
At 1 January 2004	1,050.0	105	653.7	65
Issued - share option schemes (note 21)	-	-	1.4	-

At 31 December 2004	1,050.0	105	655.1	65

21.	Share options

Savings Related Share Option Scheme
Under the terms of the Gallaher Group Plc SRSOS the Board may offer options to purchase ordinary shares in the Company to employees who enter into an Inland Revenue approved SRSOS savings contract. The price at which options may be offered is up to 20% less than the mid-market price of a share of the Company on the London Stock Exchange immediately prior to the date of grant. The options may normally be exercised during the period of six months after the expiry of the SRSOS contract, three, five or seven years after entering the scheme, or on leaving the Group’s employment, other than by resignation. The Group accounts for the discount arising on the grant of the options in accordance with the exemptions contained within UITF Abstract 17 (revised) ‘Employee Share Schemes’. During the year, 1.4 million shares were allocated to employees in satisfaction of options exercised under the Gallaher Group Plc SRSOS.

The following options over ordinary shares have been granted and are outstanding at 31 December 2004:

		Option	Number of shares (millions)
		Grant
Date of grant	Date exercisable	price	Granted	Exercised	Lapsed/cancelled	Outstanding

July 1997	Sep 2002 - Feb 2005	234p	1.3	(1.0)	(0.2)	0.1

October 1998	Dec 2001 - May 2006	330p	0.2	-	-	0.2

October 1999	Dec 2002 - May 2007	350p	0.3	(0.1)	(0.1)	0.1

October 2000	Dec 2003 - May 2008	297p	0.4	-	-	0.4

October 2001	Dec 2004 - May 2009	367p	0.7	(0.3)	(0.2)	0.2

October 2002	Dec 2005 - May 2010	559p	0.9	-	(0.5)	0.4

October 2003	Dec 2006 - May 2011	443p	1.8	-	(0.1)	1.7

October 2004	Dec 2007 - May 2012	505p	0.8	-	-	0.8

Total			6.4	(1.4)	(1.1)	3.9

Performance share plan and deferred bonus plan
Details of these plans, which are available to senior executives and executive directors, are given in the “Compensation” discussion in Item 6. The vesting of these awards is conditional upon the achievement of certain targets. During 2004, a total of 0.5 million awards vested under the two plans in respect of the three year performance period ended 31 December 2003.

The following awards have been granted and are outstanding at 31 December 2004:

		Number of shares (millions)

Date of grant	Performance period	Granted	Awards to vest	Lapsed/cancelled	Outstanding

March 2002	Jan 2002 - Dec 2004	1.0	(0.8)	(0.2)	-
March 2003	Jan 2003 - Dec 2005	1.1	-	(0.1)	1.0
March 2004	Jan 2004 - Dec 2006	1.1	-	(0.1)	1.1

Total		3.3	(0.8)	(0.4)	2.1

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

22.	Reserves

	Share premium account	Capital redemption reserve	Merger reserve	Other reserve	Profit and loss account
	£m	£m	£m	£m	£m
At 1 January 2004 - previously reported	125	8	146	(911)	260
Prior year adjustment	-	-	-	-	(8)

At 1 January 2004 - restated	125	8	146	(911)	252
Retained profit for the year	-	-	-	-	84
Debit in respect of employee share schemes	-	-	-	-	(1)
Exchange adjustments	-	-	-	-	(14)
Actuarial loss recognised on retirement benefits	-	-	-	-	(14)
Movement on deferred tax relating to actuarial loss on retirement benefits	-	-	-	-	5
Issue of ordinary shares	4	-	-	-	-

At 31 December 2004	129	8	146	(911)	312

Capital redemption reserve
Upon the buy back of its own shares by the Company, the nominal value of the shares cancelled is transferred to a capital redemption reserve in accordance with Section 170(1) of the Companies Act 1985.

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

Profit and loss account
Exchange adjustments  Included in exchange adjustments are net exchange losses arising on borrowings denominated in foreign currencies amounting to £5m that have been offset against exchange gains on the net investment in overseas subsidiaries.

Retirement benefits reserve At 31 December 2004, the Group’s profit and loss account reserve includes a net liability of £63m in respect of retirement benefits (2003: liability of 68m).

Employee benefit trust  The employee benefit trust (“EBT”) has been established to acquire ordinary shares in Gallaher Group Plc, by subscription or purchase, from funds provided by the Group to satisfy rights to shares arising on the vesting of awards under the performance share plan and deferred bonus plan. All finance costs and administration expenses connected with the EBT are charged to the profit and loss account as they accrue. The trust has waived its voting and dividend rights and the shares held by the trust are excluded from the calculation of basic, adjusted and diluted earnings per share. At 31 December 2004, the trust holds 2,108,602 shares with a cost of £13m and a market value of £17m. The net debit of £1m in reserves in respect of employee share schemes in 2004 represents the cost of shares purchased by the EBT during the year, less the charge included in the profit and loss account in accordance with UITF Abstract 17 (Revised 2003).

Prior year adjustment  As set out in note 1, the prior year adjustment relates to the implementation of UITF Abstract 17 (Revised 2003) and UITF Abstract 38. The revised treatment of the shares held by the Group’s Employee Benefit Trust as a deduction from the profit and loss reserve is not a recognised gain or loss.

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

23.     Acquisitions and disposals

2004 acquisitions and disposals
In January 2004 the Group’s associate, Lekkerland-Tobaccoland GmbH & Co. KG (“L-T”), purchased 100% of Lekkerland Europa Holding GmbH (“LEH”), for total consideration of £110m, which was funded from L-T’s own financial resources. LEH is a German company engaged in the wholesale distribution of tobacco and other products and operates principally in EU and EU accession countries.

In January 2004, the Group purchased from management the 15% of Gallaher (Ukraine) Limited that it did not already own. The fair market value of the equity stake amounted to £4m. Goodwill of £4m has been recognised on this acquisition and is being amortised on a straight-line basis over 20 years.

During 2004, the Group’s net investment in its associates and joint ventures decreased by £2m, mainly due to the repayment of long-term loans by R.J.Reynolds-Gallaher International SARL.

2003 acquisitions
In July 2003, the Group acquired Kompania Tytoniowa Merkury Sp.z.o.o. (subsequently renamed Gallaher Polska Sp.z.o.o.), a Polish company engaged in the manufacture of cigarettes, for total consideration of £11m, comprising cash payments (£8m, including acquisition costs) and net overdrafts acquired (£3m). The provisional fair value of the net assets acquired amounted to £5m. The provisional fair value adjustments, which reduced the net assets by £3m, related mainly to the valuation of tangible fixed assets, stocks and trade receivables. Goodwill of £6m has been recognised on the acquisition.

During 2003, the Group invested a further £4m in two joint ventures, R.J.Reynolds-Gallaher International SARL and Gallaher-Reynolds Equipment Company.

2002 acquisitions and disposal
In July 2002, the Group acquired Gustavus AB, a Swedish company engaged in the manufacture of both loose and portion snus for a non-material consideration comprising an initial cash sum and a deferred contingent element. There were no material fair value adjustments arising on this acquisition. During 2002, the Group invested in two joint ventures – R.J. Reynolds-Gallaher International SARL and Gallaher-Reynolds Equipment Company. Total cash paid on the above transactions amounted to £10m and goodwill of £9m has been recognised. The goodwill arising on the acquisition of Gustavus is being amortised on a straight-line basis over 20 years.

In June 2002, the Group disposed of Altesse Ges.m.b.H, a subsidiary of Austria Tabak engaged in the manufacture of cigarette papers, for cash consideration of £2m. No gain or loss was recognised on this transaction. The results of Altesse have been included in the consolidated results up to the date of disposal.

24. Reconciliation of operating profit to net cash inflow from operating activities

	2004	2003	2002
	£m	£m	£m
Group operating profit	534	500	498
Add back: exceptional charges (note 4)	17	39	–

Group operating profit before exceptional charges	551	539	498
Depreciation of tangible fixed assets	80	83	74
Amortisation of intangible fixed assets – subsidiary undertakings	77	77	72
Non-cash charge in respect of employee share schemes	1	3	3
(Profit)/loss on sale of tangible fixed assets	(1)	1	(1)
(Increase)/decrease in debtors	(49)	22	(127)
Decrease/(increase) in stocks	26	(15)	(68)
Increase in creditors and provisions	96	17	71
Decrease in net retirement benefits liability	(19)	(15)	(3)

Net cash inflow from operating activities before exceptional charges	762	712	519
Cash outflow relating to exceptional charges (note 4)	(15)	(21)	–

Net cash inflow from operating activities	747	691	519

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

25.     Reconciliation of net cash flow to movement in net debt

	2004	2003	2002
	£m	£m	£m
Increase in net cash in the year	32	47	1
Cash flow from increase/(decrease) in liquid resources	545	2	(1)
Cash flow from decrease/(increase) in debt	(332)	113	7

Change in net debt resulting from cash flows	245	162	7
Exchange adjustments	(1)	(121)	(74)
Loans acquired with subsidiary	–	–	(1)

Decrease/(increase) in net debt in the year	244	41	(68)
Net debt at 1 January	(2,452)	(2,493)	(2,425)

Net debt at 31 December	(2,208)	(2,452)	(2,493)

26.     Analysis of net debt

	At				At 31
	1 January		Non-cash	Exchange	December
	2004	Cash flow	movements	adjustments	2004
	£m	£m	£m	£m	£m
Cash at bank and in hand	93	39	–	1	133
Bank loans and overdrafts	(106)	(7)	–	(7)	(120)

Net cash	(13)	32	–	(6)	13
Liquid resources	23	545	–	–	568
Derivative financial instruments (note 14)	–	–	–	30	30
Debt due within one year	(33)	29	(637)	1	(640)
Debt due after one year	(2,429)	(361)	637	(26)	(2,179)

Total net debt	(2,452)	245	–	(1)	(2,208)

27.     Operating lease commitments

The Group had annual commitments under non-cancellable operating leases at 31 December 2004 which expire as follows:

	2004	2003
	£m	£m
Within one year	1	2
Between one and five years	5	4
After five years	2	3

	8	9

These commitments relate mainly to land and buildings.

28.      Capital commitments

	2004	2003
	£m	£m
Contracts placed but not provided for in the financial statements	1	10

These commitments relate mainly to plant and machinery and merchandising units.

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

29.      Contingent liabilities

At 31 December 2004, the Group had contingent liabilities for guarantees given in respect of third parties which amounted to £9m (2003 – £13m). These guarantees are not expected to have a material impact on the Group’s financial condition.

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

30.      Related party transactions

During the year, the Group purchased tobacco and non-tobacco products from its associate, Lekkerland-Tobaccoland GmbH & Co KG, to the value of £15m (2003 – £145m). At 31 December 2004, there was no balance outstanding in respect of these transactions (2003 – nil).

During the year, Lekkerland-Tobaccoland GmbH & Co KG purchased tobacco and non-tobacco products and services from the Group to the value of £31m (2003 – £29m). At 31 December 2004, the balance outstanding in respect of these transactions was £1m (2003 – nil).

During the year, the Group also sold tobacco and non-tobacco products and services to its associate, Hungarotabak-Tobaccoland Rt, to the value of £1m (2003 – £1m). At 31 December 2004, there was no balance outstanding in respect of these transactions (2003 – nil).

During the year, the Group purchased tobacco products from its joint venture, R.J. Reynolds-Gallaher International SARL to the value of £47m (2003 – £1m). At 31 December 2004, the balance outstanding in respect of these transactions was £14m (2003: nil). In addition an advance payment in respect of stock was made to the Group of £8m (2003 – £2m) this balance remains outstanding at the year end (2003 – £2m). The Group also sold tobacco and non-tobacco products and services to the joint venture amounting to £53m (2003 – £33m). At 31 December 2004, the balance outstanding in respect of these transactions was £9m (2003 – £4m).

During the year, the Group sold non-tobacco products to its joint venture, Gallaher Reynolds Equipment Company amounting to £3m (2003 – nil). At 31 December 2004, there was no balance outstanding in respect of these transactions (2003 – nil).

Stewart Hainsworth was appointed as a director of Gallaher Group Plc from 1 October 2004. In 2002 he acquired at a fair market value a 9.5% equity interest in Gallaher (Ukraine) Limited for $475,000. Under the terms of the equity acquisition agreement Mr Hainsworth sold his holding to the Group in January 2004 at fair market value amounting to $4,750,000.

31.     Summary of differences between UK and US Generally accepted accounting principles

The Group prepares its financial statements in accordance with generally accepted accounting principles in the United Kingdom (“UK GAAP”) which differ from those generally accepted in the United States of America (“US GAAP”). A summary of principal differences and additional disclosures applicable to the Group is set out below:

Profit for the financial year
		2004	2003	2002
	Notes	£m	£m	£m

Profit for the financial year under UK GAAP		290	247	255
US GAAP adjustments:
Pension costs	(a)	(10)	(15)	2
Capitalised interest	(b)	–	–	1
Long-term incentive plan and share option scheme	(c)	(9)	(2)	(2)
Derivative financial instruments	(d)	15	(14)	–
Debt facility arrangement fees	(e)	–	(5)	(2)
Amortization of goodwill	(f)	73	74	67
Amortization of other intangible assets	(f)	(25)	(25)	(7)
Restructuring costs	(g)	–	1	–
Deferred tax – on adjustments		5	5	–

Net income under US GAAP		339	266	314

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

31.     Differences between UK and US Generally accepted accounting principles (continued)

	2004	2003	2002
Amounts in accordance with US GAAP:

Net income	339	266	314

Net Income per ordinary share – basic (pence)	52.0	41.0	48.6
Net Income per ADS – basic (pence) **	208.0	164.0	194.3
Net Income per ordinary share – diluted (pence)	51.8	40.9	48.4
Net Income per ADS – diluted (pence)**	207.2	163.6	193.6

** each ADS represents four ordinary shares

Shareholders’ funds/(deficit)	Notes	2004	2003

		£m	£m
Equity shareholders’ deficit under UK GAAP		(251)	(307)
Prior year adjustment	(i)	–	(8)

Equity shareholders’ deficit under UK GAAP as re-stated		(251)	(315)
US GAAP:
Pension costs	(a)	275	27
Capitalised interest	(b)	4	4
Employee benefit trust	(i)	–	6
Derivative financial instruments	(d)	3	(14)
Intangible assets	(f)	145	104
Restructuring costs	(g)	1	1
Deferred tax – on adjustments		(51)	6
Proposed dividend	(h)	141	131

Shareholders’ funds/(deficit) under US GAAP		267	(50)

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

31.     Differences between UK and US Generally accepted accounting principles (continued)

		2004	2003
US GAAP deficit roll forward
		£m	£m
Shareholders’ deficit roll forward prepared in accordance with US GAAP is as follows:
Balance at beginning of year		(50)	(168)
Net income		339	266
Proposed dividends		(197)	(183)
Issue of ordinary shares		4	9
Shares held by the employee benefit trust		8	4
Savings related share option schemes		1	1
FAS 133 transition adjustment		–	7
Additional minimum pension liability		171	13
Employee benefit trust	(i)	(7)	–
Exchange adjustments		(2)	1

Balance at end of year		267	(50)

Summary consolidated statements of cash flows		2004	2003	2002
			(restated)	(restated)
	Notes	£m	£m	£m
Set out below is a summary of the consolidated statements of cash flows under US GAAP:	(j)
Net cash provided by operating activities		539	474	297
Net cash used in investing activities (see note 1)		(646)	(134)	(121)
Net cash provided by/(used in) from financing activities (see note 1)		181	(298)	(224)

Net increase/(decrease) in cash and cash equivalents		74	42	(48)
Effect of exchange rate changes on cash and cash equivalents		(6)	(1)	2
Cash and cash equivalents at beginning of year		133	92	138

Cash and cash equivalents at end of year		201	133	92

Represented by:
Cash at bank and in hand		133	93	75
Current asset investments		68	40	17

Notes

(a)	Pension costs

Under UK GAAP, pension and post-retirement healthcare costs and liabilities are determined in accordance with the UK Financial Reporting Standard no. “Retirement Benefits” (“FRS17”), whereas under US GAAP these costs and liabilities are determined primarily in accordance with the requirements of the Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“FAS”) No. 87, “Employers’ Accounting for Pension” (“FAS 87”), FAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits” (“FAS 88”), and FAS No. 106, “Employers’ Accounting for Post Retirement Benefits other than Pensions” (“SFAS 106”).

Under FRS 17, the expected costs of providing retirement benefits are charged to the profit and loss account over the period benefiting from the employee’s service based upon actuarial methodologies that are similar to those applied under US GAAP. Variations from the expected costs are recognised as they occur in the statement of total recognised gains and losses, with pension plan assets and liabilities included in the Group balance sheet at fair value. Under UK GAAP pension assets in the balance sheet are recognized at their market value at the balance sheet date, whereas under US GAAP the valuation is based on a market-related value.

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

31	Differences between UK and US Generally accepted accounting principles (continued)

A significant difference between UK and US GAAP can result from the application of the “corridor approach” under US GAAP, whereby variations from expected costs are recognised in the profit and loss account and balance sheet over the expected service lives of the employees.

Under US GAAP, an additional minimum pension liability is recognised and a charge made to other comprehensive income or if appropriate, intangible assets when the accumulated benefit obligation exceeds the fair value of plan assets to the extent that this amount is not covered by the net liability recognised in the balance sheet.

(b)	Capitalised interest

Under US GAAP, interest incurred as part of the cost of constructing fixed assets is capitalised and amortised over the lives of the qualifying assets in accordance with FAS 34 “Capitalization of Interest Cost”.

In accordance with UK GAAP, FRS 15 “Tangible Fixed Assets”, we have chosen not to capitalise such interest in our financial statements.

(c)	Long-term incentive plan and share option scheme

Under US GAAP, the estimated intrinsic value of the benefits accruing to individuals during the period from share awards held by the EBT to satisfy rights to shares arising from Gallaher’s long term share incentive plans, is remeasured each reporting period and charged to the income statement over the remaining vesting period of the share awards. Under UK GAAP the intrinsic value charged to the income statement over the vesting period is measured at the date of grant.

Under UK GAAP, we are not required to charge to the profit and loss account any benefits accruing to individuals under its savings related share option scheme. Under US GAAP, the difference between the share price at the date of the option grant and the option exercise price, must be charged to the income statement over the option period, being three, five or seven years.

(d)	Derivative financial instruments

Under UK GAAP, FRS 4 “Capital Instruments” derivative financial instruments that reduce exposures on anticipated future transactions may be accounted for using hedge accounting.

Under US GAAP, FAS 133 “Accounting for Derivative Instruments and Hedging Activities” (“FAS 133”) requires that all derivatives be recorded on the balance sheet at fair value and changes in the fair values be recognised immediately in earnings where specific hedge accounting criteria are not met. The Group has decided not to satisfy the FAS 133 requirements to achieve hedge accounting, where permitted, and as such all changes in fair value are recognized immediately in earnings.

(e)	Debt facility arrangement fees

Under UK GAAP, debt facility arrangement fees are expensed as incurred when the expected timing and quantum of drawdown is uncertain. Under US GAAP these fees are capitalised and amortised over the facility term, regardless of expectation of drawdown

(f)	Intangible assets

In connection with a business combination, both UK and US GAAP require purchase consideration to be allocated to net assets acquired at their fair value on the date of acquisition, although the criteria for allocating amounts to intangible assets differs. For US GAAP purposes, Gallaher allocated a portion of its consideration to amortising intangible assets as required by FAS No.141, Business Combinations, whereas for UK GAAP, such amounts were included in goodwill, as they did not meet the criteria for seperable allocation.

Furthermore, for UK GAAP Gallaher amortises the balance of goodwill over its useful economic life, whereas for US GAAP purposes Gallaher does not amortise goodwill, but rather as required by FAS No.142, Goodwill and Other Intangible Assets, test it annually, and whenever events or circumstances occur that would more likely than not reduce the fair value of the reporting unit to below its carrying value, Gallaher writes down the goodwill to its fair value.

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

31	Differences between UK and US Generally accepted accounting principles (continued)

Adjustments to intangible assets prepared in accordance with US GAAP1 as at 31 December 2004 are as follows:

	Total Intangibles	Goodwill	Other intangibles
	£m	£m	£m

Goodwill and intangibles, under UK GAAP	1,317	1,147	170

Adjustments:
Intangible asset adjustment to equity under US GAAP	145	(283)	428
Intangible asset adjustment not affecting equity under US GAAP	166	166	-

Goodwill and intangibles, under US GAAP	1,628	1,030	598

1 Includes currency exchange adjustments

(g)	Restructuring costs

FAS 146, “Accounting for Costs Associated with Exit or Disposal Activities”, requires the company to recognise certain costs associated with restructuring activities when they are incurred, rather than at the date of a commitment to a restructuring plan.

FRS 12 “Provisions, contingent liabilities and contingent assets”, requires that similar costs are provided for on a commitment basis. As a result of the European operations and administrative restructuring we have provided for certain costs under UK GAAP, which are not yet eligible under FAS 146.

(h)	Proposed dividends

Under UK GAAP, dividends are provided in the financial statements in the period in which they are proposed by the Board for approval by the shareholders.

Under US GAAP, dividends are not provided for until declared.

(i)	Employee benefit trust

As discussed in Note 1, during 2004, the Group adopted UITF Abstract 17 (Revised 2003) ‘Employee Share Schemes’ and UITF Abstract 38 ‘Accounting for ESOP Trusts’. Under UK GAAP the comparative period equity shareholders’ deficit has been restated to reflect these changes in accounting principle. In connection with this adoption we identified an error in our 2003 US equity balance which we have not re-stated due to its immateriality. Rather we have reflected this amount in our 2004 movements in US shareholders equity and a difference in our reconciliation of UK shareholders’ equity to US shareholders’ equity for 2003.

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

31	Differences between UK and US Generally accepted accounting principles (continued)

(j)	Cash flows

The consolidated statements of cash flows presented under UK GAAP and US GAAP present substantially the same information but may differ, however, with regard to classification of items within the statements and as regards the definition of cash and cash equivalents.

Under US GAAP, cash and cash equivalents include investments generally with an original maturity of three months or less and do not include bank overdrafts. Under UK GAAP, cash flows are presented separately for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, equity dividends paid and management of liquid resources and financing.

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

Exceptional items

In addition to the differences it should be noted that ‘exceptional items’ under UK GAAP do not have the same definition as ‘extraordinary items’ under US GAAP.

Under UK GAAP, ‘exceptional items’ are items which derive from events or transactions that fall within the ordinary activities of the reporting entity which individually or, if of a similar type, in aggregate, need to be disclosed by virtue of their significance. US GAAP does not define or provide for presentation of items as ‘exceptional’. Rather, US GAAP defines and requires presentation of ‘extraordinary items’, which are items that are deemed both unusual in nature and infrequent in occurrence (not reasonably expected to recur in the foreseeable future). Such US GAAP extraordinary items must be presented net of tax effects in the statement of profit and loss below income before extraordinary items.

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

32.	Principal subsidiaries

Gallaher Group Plc is the beneficial owner of all (unless specified) of the equity share capital of its principal subsidiaries, either itself or through subsidiary undertakings. The principal subsidiaries, all of which are unlisted, are shown below. A full list of subsidiaries is attached to the annual return of the Company.

Name	Country of Incorporation	Principal activity

Gallaher Limited (a)	England	Manufacture, marketing and distribution of tobacco products in the UK
Benson & Hedges Limited	England	Ownership of trademarks of tobacco products
Gallaher Asia Limited	Hong Kong	Marketing and importation of tobacco products in Asia Pacific markets
Gallaher Belgium SA	Belgium	Marketing and importation of tobacco products in Benelux markets
Gallaher Canarias SA	Spain	Marketing and importation of tobacco products in the Canary Islands
Gallaher (C.I.) Limited (b)	Cayman Islands	Finance company
Gallaher (Dublin) Limited	Republic of Ireland	Marketing and distribution of tobacco products in the Republic of Ireland
Gallaher France EURL	France	Marketing of tobacco products in France
Gallaher Hellas SA	Greece	Marketing and importation of tobacco products in Greece
Gallaher International Limited	England	Marketing of tobacco products outside the UK
Gallaher Italia SRL	Italy	Marketing and importation of tobacco products in Italy
Gallaher Kazakhstan LLC	Kazakhstan	Manufacture, marketing and distribution of tobacco products in Kazakhstan
Gallaher Nederlands B.V.	Netherlands	Marketing and importation of tobacco products in the Netherlands
Gallaher Polska Sp z.o.o.	Poland	Manufacture, marketing and distribution of tobacco products in Poland
Gallaher Spain SA	Spain	Marketing of tobacco products in Spain
Gallaher Switzerland SA	Switzerland	Marketing and distribution of tobacco products in developing markets (Africa, Middle East and South America)
OOO Gallaher Liggett-Ducat (formerly Liggett-Ducat Trading)	Russia	Marketing and distribution of tobacco products in the CIS
Liggett-Ducat CJSC	Russia	Manufacture of tobacco products in the CIS
Gallaher Ukraine CJSC (formerly Liggett-Ducat Ukraine)	Ukraine	Manufacture, marketing and distribution of tobacco products in Ukraine
Austria Tabak GmbH & Co KG (formerly Austria Tabak AG & Co. KG)	Austria	Manufacture of tobacco products in Austria
Austria Tabak GmbH	Germany	Marketing and distribution of tobacco products in Germany
Gallaher Austria Tabak Europe GmbH & Co. KG	Austria	Marketing and distribution of tobacco products in Continental Europe
Gallaher Sweden AB	Sweden	Marketing and importation of tobacco products in Scandinavia
Gallaher Snus AB (formerly Gustavus AB)	Sweden	Manufacture, marketing and distribution of snuff tobacco in Sweden
Tobaccoland Handels GmbH & Co. KG	Austria	Distribution of tobacco and non-tobacco products in Austria
Tobaccoland Automatengesellschaft mbH & Co. KG (63.9%)	Germany	Tobacco and non-tobacco vending operations in Germany

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

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

Exhibit no.	Description of Exhibits

1	Memorandum and Articles of Association was filed with the SEC on April 8, 2004 under Form 20-F, file registration number 1-14602, and is incorporated herein by reference.

2.1	Trust Deed dated 21 May 1999 for Guaranteed Bonds due 2009 was filed with the SEC on May 24, 2002 under Form 20-F, file registration number 1-14602, and is incorporated herein by reference.

2.2	Trust Deed dated 6 August 1998 for Guaranteed Bonds due 2008 was filed with the SEC on May 24, 2002 under Form 20-F, file registration number 1-14602, and is incorporated herein by reference.

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

2.4	Financing Agreement for €750m bond maturing in January 2005. Amendment to Financing agreement increasing principal amount to €900 million, file registration number 1-14602, and is incorporated herein by reference.

2.5	Offering Circular dated 4 February 2003 for Guaranteed Bonds due 2013, file registration number 1-14602, and is incorporated herein by reference.

2.6	Facility Agreement dated 11 March 2003 for a £650m syndicated revolving facility, file registration number 1-14602, and is incorporated herein by reference.

2.7	Offering Circular by Gallaher Group Plc for £2,000,000,000 Medium Term Note Programme, unconditionally and irrevocably guaranteed by Gallaher Limited dated 21 May 2004.

8	List of Subsidiaries

10	Consent of PricewaterhouseCoopers LLP

11	Code of Ethics was filed with the SEC on April 8, 2004 under Form 20-F, file registration number 1-14602, and is incorporated herein by reference.

12	Section 302 Certification

13	Section 906 Certification

15.1	Notice of annual general meeting 2005 to be held on 11 May 2005.