Form 20-F
period 2005-12-31
GALLAHER GROUP PLC
filed 2006-04-21
CIK 1037333

GALLAHER GROUP Plc

Form 20-F 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: 31 December 2005
or
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-14602

GALLAHER GROUP Plc
(Exact name of Registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organisation)

Members Hill, Brooklands Road, Weybridge, Surrey KT13 0QU, England

(Address of principal executive office)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of each exchange
Title of each class	on which registered
American Depositary Shares	New York Stock Exchange

Ordinary Shares nominal value 10p per share	New York Stock Exchange *

*Listed, not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of 31 December 2005:
Ordinary Shares nominal value 10p per share                656.0 million shares

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:

Yes	No

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes	No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days:

Yes	No

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	Accelerated filer	Non-accelerated filer

Indicate by check mark which financial statement items the Registrant has elected to follow:

Item 17	Item 18

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes	No

GALLAHER GROUP Plc

Form 20-F 2005

i

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005

INTRODUCTION

We publish our consolidated financial statements expressed in United Kingdom pounds sterling. "US dollars", "US $" or "$" refer to United States currency, "Euro" or "€" refer to the currency of European states who have adopted the currency and "pounds sterling", "sterling", "£" or "p" refer to UK currency, and "£m" refers to millions of pounds sterling. Solely for convenience, translations of certain pounds sterling amounts into US dollars have been made at specified rates. These translations should not be taken to be that the pound sterling amounts actually represent such US dollar amounts or could be converted into US dollars at the rates indicated. Translations of pounds sterling into US dollars have been made as of 31 December 2005 rate of £1.00 = $1.717 being the "noon buying rate" in New York City for cable transfers in foreign currencies as announced for customs purposes by the Federal Reserve Bank of New York.

Our fiscal year ends on 31 December of each year. References to a particular year are to the fiscal year unless otherwise indicated.

"Companies Act" refers to the UK Companies Act of 1985, as amended, and "EU" refers to the European Union.

Except as indicated otherwise, market share information in respect of the UK reflects unit sales to consumers, and is based on information compiled by A.C. Nielsen Company Limited, and applies to the year ended 31 December 2005. Nielsen's information reflects the results of surveys conducted by it and represents best estimates only. A.C. Nielsen data relating to the UK cigarette market quoted in Item 5 ‘Operating and financial review and prospects -Results of Operations – Year 2005 compared with Year 2004’, refers to the total cigarette market, unless otherwise specified. A.C. Nielsen data relating to the UK cigarette market quoted elsewhere refers to the retail cigarette market. We believe that the latter measure provides a better reflection of our performance and thus adopted it during 2003. Trade sales in the UK for 2005 are based on information compiled, from data supplied by UK tobacco manufacturers and importers, by Stretch Statistical Services for the period from 1 January 2005 to 20 October 2005, and thereafter from data complied by A.C. Nielsen Company Limited and HM Customs and Revenue. Market share information for the Republic of Ireland reflects unit sales to the trade in the year ended 31 December 2005 and is based on information compiled by KPMG, Dublin, which reflects the results of the compilation of data supplied by the industry. Market share information for Russia and Ukraine reflects audit information compiled by Business Analytica. Market share information for Kazakhstan reflects retail audit information compiled by A.C. Nielsen. Other market share information is mainly obtained from the distributors in the country concerned and represents sales in each country's market. This type of data has been used in all other markets where our competitive position is discussed. In some cases it may not be as robust as that supplied by recognised corporate market data collectors and the reader should not place undue reliance on the accuracy of any disclosure made.

We furnish The Bank of New York, as depositary for our American Depositary Shares, with annual reviews containing audited consolidated financial statements. These financial statements are prepared in accordance with International Financial Reporting Standards as endorsed by the EU (“IFRS”). We also furnish the depositary with semi-annual reports. This information has not been audited. The depositary mails these reports to record holders of American Depositary Receipts evidencing American Depositary Shares.

We also furnish to the depositary all notices of shareholders' meetings and other reports and communications that are made generally available to our shareholders. The depositary, to the extent permitted by law, makes such notices, reports and communications available for inspection by record holders of ADRs and mails to all record holders of ADRs the notice of a shareholders' meeting received by the depositary. We are not required to report quarterly financial information. Further information on us is available on our website (www.gallaher-group.com). Information included on our website is not incorporated by reference in this Form 20-F.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005

Cautionary Statement

This Annual Report includes ‘forward-looking statements’ within the meaning of the US securities laws. All statements other than statements of historical fact included in this Annual Report, including, without limitation, statements regarding our future financial position, strategy, market trends and price increases, dividend policy, exchange rates, anticipated investments, future capital expenditure, projected sales, costs and results (including growth prospects in particular regions), plans, projects to enhance efficiency, impact of governmental regulations or actions, litigation outcomes and timetables, objectives of management for future operations and effects of restructuring activities, may be deemed to be forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to have been correct. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Important factors could cause actual results to differ materially from our expectations including, without limitation, changes in general economic, political or commercial conditions, foreign exchange rate fluctuations, interest rate fluctuations (including those from any potential credit rating decline), competitive product and pricing pressures, the impact of excise tax increases, regulatory developments, the uncertainties of litigation, difficulties in integrating acquisitions and joint ventures, production or distribution disruptions, difficulty in managing growth, declining demand for tobacco products, increasing dependence on sales in the CIS and other emerging markets, changes in the supply of tobacco and non-payment of receivables by our distributors as well as other uncertainties detailed from time to time in our public filings and announcements. The risks included here are not exhaustive. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for us to predict all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

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

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005

Definitions

The terms ‘Gallaher’, ‘Group’ and ‘Company’ refer to Gallaher Group Plc and its subsidiaries. The term ‘Liggett-Ducat’ refers to the Liggett-Ducat group of companies. The term ‘ATG’ refers to Tobaccoland Automatengesellschaft mbH & Co KG. The term ‘Lekkerland’ refers to Lekkerland GmbH & Co KG. The term ‘Lekkerland Europa’ refers to Lekkerland-Europa Holding GmbH. The terms ‘Tobaccoland Austria’ and ‘TOBA’ refer to Tobaccoland Austria (Tobaccoland Handels GmbH). The term ‘KT Merkury’ refers to Kompania Tytoniowa Sp.z.o.o. The terms ‘Reynolds-Gallaher International’ and ‘RGI’ refer to the joint venture company, R.J. Reynolds-Gallaher International SARL. The term ‘Reynolds-American’ refers to Reynolds American, Inc. and its subsidiaries. The term ‘CNTC’ refers to the China National Tobacco Corporation. The term ‘Shanghai Tobacco Group’ refers to the Shanghai Tobacco (Group) Corp. The term ‘Altria’ refers to Altria Group, Inc. The terms ‘British American Tobacco’ and ‘BAT’ refer to British American Tobacco plc. The term ‘Japan Tobacco’ refers to Japan Tobacco, Inc. and its subsidiaries.

v

Back to Contents

GALLAHER GROUP Plc

  Form 20-F 2005

Part I

ITEM 1   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A	Directors and Senior Management

This section is not applicable.

B	Advisers

This section is not applicable.

C	Auditors

This section is not applicable.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005

ITEM 2   OFFER STATISTICS AND EXPECTED TIMETABLE

A	Offer Statistics

This section is not applicable.

B	Method and Expected Timetable

This section is not applicable.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005

ITEM 3   KEY INFORMATION

A	Selected Financial Information

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (“IFRS”),. As there are no material differences between IFRS as adopted by the EU and complied with in the preparation of these financial statements these statements also comply with IFRS as published by the IASB.

The 2005 financial statements are the Group’s first consolidated financial statements prepared under IFRS, with a transition date of 1 January 2004. Consequently, the comparative figures for 2004 and the Group’s balance sheet as at 1 January 2004 have been restated to comply with IFRS.

The financial statements have been prepared under the historical cost convention as modified by the revaluation of financial assets and financial liabilities (including derivative instruments) at fair value through profit and loss.

The preparation of financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates.

You are requested to read the data in conjunction with our financial statements, the notes to the financial statements and “Item 5. Operating and Financial Review and Prospects”.

We prepare our financial statements in accordance with IFRS, which differs in certain respects from US GAAP. A description of the significant differences, and reconciliations of net income and shareholders’ equity, are set out in note 37 of the notes to the financial statements.

Following a board management restructure and the transition to IFRS for the year ending 31 December 2005, the financial information for the period is reported under the new segmental structure and the financial information for year ending 31 December 2004 has been restated accordingly.

Selected Financial Data.

IFRS	Year ended 31 December

	2005(a)	2005	2004

Operating Data	$m	£m	£m

Sales (including duty) (b)
Continuing operations:
UK	6,281	3,658	3,680
Europe	6,514	3,794	3,836
CIS	817	476	409
Rest of World	491	286	190

	14,103	8,214	8,115

Sales (excluding duty)
Continuing operations:
UK	982	572	568
Europe	2,656	1,547	1,553
CIS	611	356	307
Rest of World	220	128	119

	4,469	2,603	2,547

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005

Total Profit from Operations (c)
Continuing operations:
UK	525	306	299
Europe	419	244	250
CIS	115	67	57
Rest of World	58	34	29
Exceptional cost of goods sold	(23)	(13)	(8)
Other exceptional items	(37)	(22)	(9)

	1,057	616	618

IFRS	Year ended 31 December

	2005(a)	2005	2004

	$m	£m	£m

Minority interests	(5)	(3)	(4)

Profit for the year (d)	638	372	362

IFRS	Year ended 31 December

	2005(a)		2005		2004

Operating Data

Earnings per share for profit attributable to equity shareholders:
Basic (e)	97.0	c	56.5	p	55.0	p
Diluted (f)	96.8	c	56.4	p	54.9	p
Dividends per share (g)	55.1	c	32.1	p	30.15	p

IFRS	Year ended 31 December

	2005(a)		2005		2004

Supplementary Data

EBITAE (h)	$1,150	m	£670	m	£648	m
Adjusted EPS (i)	108.3	c	63.1		58.7
Actual dividend proposed/paid (j)	57.5	c	33.5	p	31.5	p

IFRS	Year ended 31 December

	2005(a)	2005	2004

Balance Sheet Data	$m	£m	£m

Current assets	2,652	1,545	2,129
Net current assets (k)	(724)	(421)	117
Non current liabilities	3,043	1,772	2,380
Total assets	6,651	3,874	4,332

Net assets/(liabilities)	232	136	(60)

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005

	Year ended 31 December
US GAAP	2005(a)		2005	2004		2003		2002		2001

Operating Data (l)	$m		£m	£m		£m		£m		£m

Net sales	14,103		8,214	9,553		9,048		8,422		5,719
Total profit from operations	970		565	586		535		567		414
Income	520		303	343		271		318		235
Minority interest	(5)		(3	(4)		(5)		(4)		(6)
Net income (m)	515		300	339		266		314		229

Net income per ordinary share - basic	78.6	c	45	52.0	p	41.0	p	48.6	p	36.5	p
Net income per ADS - basic (n)	314.6	c	183	208.0	p	164.0	p	194.3	p	146.0	p
Net income per ordinary share - diluted	78.5	c	45	51.8	p	40.9	p	48.4	p	36.4	p
Net income per ADS - diluted (n)	313.9	c	182	207.2	p	163.6	p	193.6	p	145.6	p

	Year ended 31 December
	2005(a)	2005	2004	2003	2002	2001

Balance Sheet Data	$m	£m	£m	£m	£m	£m
Total assets	7,125	4,150	4,522	3,797	3,649	3,603
Equity shareholders’ funds/(deficit)	658	383	267	(50)	(168)	(137)

Notes

(a)	The pound sterling amounts presented for the year ended 31 December 2005, and as that date, have been translated into US dollars at the rate of $1.717 to the pound sterling, which was the noon buying rate in New York City on 31 December 2005.

(b)	Sales represents amounts charged to external customers for goods sold, services supplied and licence fees, and includes excise duties paid by group companies but not VAT or its equivalent. Sales incentives payable to distributors and vendors of the group’s products are deducted from sales. These incentives primarily comprise the following – retrospective payments made to customers for specific performance, normally targeted volume sales, ranging and stock availability, and payments to customers to support shelf price reduction in relation to promotional activity.

(c)	Total profit from operations (which includes profits from joint ventures) represents sales less cost of sales, duty and all expenses (including exceptional items) and excluding net interest, investment income and taxes. For clarity we have disclosed exceptional items separately.

(d)	Profit for the year represents net income.

(e)	Basic earnings per equity share are calculated on the profit on ordinary activities after taxation, divided by the weighted average number of ordinary shares in issue during the year (2005: 653.3 million shares, 2004: 651.9 million shares, 2003: 650.0 million shares, 2002: 648.4 million shares, 2001: 628.0 million shares).

(f)	Diluted earnings per equity share are calculated on the profit on ordinary activities after taxation, divided by the weighted average number of ordinary shares in issue during the year plus potentially dilutive share options (2005: 654.9 million shares, 2004: 653.5 million shares, 2003: 651.7 million shares, 2002: 650.7 million shares, 2001: 629.9 million shares).

(g)	Dividends per equity share are calculated on total dividends, divided by the number of shares reported in note (e) above.

(h)	EBITAE represents earnings before interest, taxation, amortization of intangible assets and exceptionals.

(i)	Adjusted EPS (adjusted earnings per share) represents basic earnings per share adjusted to remove amortization of intangible assets and exceptional charges.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005

(j)	Dividends proposed/paid are dividends paid in the year and proposed at the year end.

(k)	Net current assets is equivalent to working capital.

(l)	All operations are continuing.

(m)	For a reconciliation of net income between IFRS and US GAAP for each of the two years in the period ended 31 December 2005, see note 37 of the notes to the financial statements.

(n)	Basic earnings per equity share under US GAAP are calculated on the net income for the year divided by the weighted average number of ordinary shares in issue during the year (See note (e) above). Each ADS represents four ordinary shares. The amounts shown are in cents (“c”) and pence (“p”).

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

	Year ended 31 December

US dollars per £1.00	2005	2004	2003	2002	2001

	$	$	$	$	$
Exchange rate at end of period	1.717	1.920	1.790	1.610	1.455
Average exchange rate for period*	1.819	1.833	1.635	1.504	1.438
Highest exchange rate during period	1.931	1.949	1.790	1.610	1.505
Lowest exchange rate during period	1.711	1.756	1.550	1.408	1.373

*: The average exchange rate for the period is calculated by using the average of the noon buying rates on the last business day of each month during the period.

The highest and lowest rates for the last six months for US dollars per £1.00 were:

	High	Low

October 2005	1.785	1.747
November 2005	1.776	1.711
December 2005	1.774	1.717
January 2006	1.787	1.739
February 2006	1.780	1.729
March 2006	1.755	1.726

The exchange rate at 31 March 2006 was 1.735. We make no representation that the pound sterling amounts actually represent such dollar amounts or that such amounts have been or could be converted into dollars at such rate or any other rate. We do not use these rates in the preparation of our financial statements.

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

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005

Reconciliation of Non-GAAP Financial Measures

Reconciliation of Net sales/sales excluding duty to Gross sales

In this document we use net sales / sales excluding duty as a performance measure. The most directly comparable GAAP measure to net sales / sales excluding duty is gross sales, as shown in the table below.

The net sales / sales excluding duty measure is a common performance indicator within the tobacco industry (both in the UK and internationally), which is utilised by us in managing our business and for performance reporting in financial statements. Analysts and investors also commonly use operating margin data derived from sales excluding duty to assess individual company and sector relative performance across the industry.

Reconciliation of net sales / sales excluding duty to gross sales:

	2005	2004
	£m	£m
Net sales/sales excluding duty	2,603	2,547
Duty	5,611	5,568
Gross sales	8,214	8,115

Reconciliation of Earnings before Interest, Tax, Amortization and Exceptional Items (EBITAE) to Profit for the financial year.

In this document we use earnings before interest, tax, amortization and exceptional items (EBITAE) as a performance measure.

EBITAE is a measure that our board considers to be a key performance indicator and monitoring tool when discussing interest cover together with our underlying performance.

We also believe that non-recurring exceptional items and amortization of intangible assets can distort the underlying operating trends of our business and as such discuss them separately when they arise. We believe this approach gives the user of our accounts greater transparency.

The most directly comparable GAAP measure to EBITAE is total profit from operations.

2005
	EBITAE	Amortization	Exceptional	Total	Net	Taxation	Profit for	Equity
			charges	Profit from	interest		the year	minority
				Operations	and other			interests
finance
	£m	£m	£m	£m	£m	£m	£m	£m
Group	670	(19)	(35)	616	(100)	(144)	372	(3)

2004
	EBITAE	Amortization	Exceptional	Total	Net interest	Taxation	Profit for	Equity
			charges	Profit from	and other		the year	minority
				Operations	finance			interests
charges
	£m	£m	£m	£m	£m	£m	£m	£m
Group	648	(13)	(17)	618	(114)	(142)	362	(4)

EBITAE is used by management to monitor performance of its segments. Below we have set forth this data by segment with a reconciliation to Total Profit from Operations.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005

Primary reporting format - geographical segments

The Group is organised into four distinct, independently managed, geographic segments: United Kingdom (“UK”), Europe, Commonwealth of Independent States (“CIS”) and Rest of World (principally comprising: Africa; Asia Pacific; the Baltics; the Middle East; Poland; and Scandinavia).

The segment results are as follows:

2005				Rest of
	UK	Europe	CIS	World	Total
	£m	£m	£m	£m	£m
EBITAE
	310	259	67	34	670
Amortization of intangible assets	(4)	(15)	–	–	(19)
Exceptional items	(22)	(10)	–	(3)	(35)

Total profit from operations	284	234	67	31	616

2004				Rest of
	UK	Europe	CIS	World	Total
	£m	£m	£m	£m	£m
EBITAE
	302	260	57	29	648
Amortization of intangible assets	(3)	(10)	–	–	(13)
Exceptional items	(9)	(5)	–	(3)	(17)

Total profit from operations	290	245	57	26	618

Reconciliation of Basic Earnings per Share to Adjusted Earnings per Share

In this document we use adjusted earnings per share (“adjusted EPS”) as a performance measure. Adjusted EPS represents basic earnings per share adjusted to remove amortization and exceptional charges. Adjusted EPS, excluding such items, contains useful information as it offers our investors an additional measure to evaluate our operating trends. It is also consistent with how we and the industry present our results to the analyst community, particularly in the UK. We also use adjusted EPS as a performance indicator for certain management remuneration incentive programmes. The most directly comparable GAAP measure to adjusted EPS is basic earnings per ordinary share.

	2005	2004
Earnings per share:	Pence	Pence
Basic	56.5	55.0
Adjustment for exceptional charges (net of tax)	3.7	1.7
Adjustment for intangible asset	2.9	2.0

Adjusted	63.1	58.7

	2005	2004
Earnings:	£m	£m
Net income	369	358
Adjustment for exceptional charges (net of tax)	25	11
Adjustment for intangible asset	19	13

Adjusted earnings	413	382

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005

	2005	2004
	millions	millions
Weighted average number of shares:
Ordinary shares in issue	655.3	654.1
Shares held by employee share trusts	(2.0)	(2.2)

Shares used in the calculation of basic and adjusted earnings per share	653.3	651.9
Potentially dilutive share options	1.6	1.6

Shares used in the calculation of diluted earnings per share	654.9	653.5

B	Capitalisation and Indebtedness

This section is not applicable.

C	Reasons for the Offer and Use of Proceeds

This section is not applicable.

D	Risk Factors

Investors in our company should be aware of a number of risk factors that could prevent us from achieving our stated goals, a number of which are set out below. We are subject to the same risks as any other multinational fast moving consumer goods organisation doing business; including changes in general economic conditions, regulatory changes, political instability and the impact of any unforeseen natural disasters.

•	Integration of acquisitions and joint ventures

Acquisitions and joint ventures continue to be a component of our business strategy and we intend to achieve the anticipated benefits of such transactions when they arise. However, failure to adequately manage the integration processes and coordinate the strategies of such entities with our own could affect our total profit from operations.

•	Reliance on tobacco supply

Tobacco is the most important raw material in the manufacture of tobacco products. We are not directly involved in the cultivation of tobacco leaf. As with other agricultural commodities, the price of tobacco leaf tends to be cyclical, with imbalances in supply and demand influencing future production levels. Different regions also experience variations in weather patterns, which may affect crop quality. Political unrest in any of the countries where tobacco leaf is cultivated (such as in Zimbabwe) could also significantly increase the price of these materials. Presently this situation is not materially affecting our average tobacco cost and in general terms, the effect of price fluctuations on our operating performance may be limited by the geographic spread of our tobacco leaf sources and by our practice of holding approximately between three months and one year average inventory of tobacco leaf across our locations. However, any significant change in tobacco leaf prices could affect our total profit from operations.

•	Increased regulation of the tobacco sector

Tobacco markets are subject to significant regulatory influence from governments. These include:

a)	the levying of substantial and increasing tax or substantial changes to duty structures and duty charges;

b)	the introduction of minimum tax and minimum price legislation for cigarettes;

c)	restrictions such as the prohibition of smoking in many public and work places;

d)	restrictions on advertising and marketing;

e)	the display of larger health warnings, graphic pictorial warnings and statements of tar, nicotine and carbon monoxide smoke yields on product packaging;

f)	the prohibition of certain descriptors such as ‘light’ and ‘mild’;

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005

g)	restrictions on the minimum number of cigarettes in packs; on the display of cigarettes at the point of sale; and on access to vending machines;

h)	regulations on the maximum tar, nicotine and carbon monoxide smoke yields of cigarettes;

i)	the effect of other regulations relating to the manufacturing, presentation and sale of tobacco products;

j)	the provision of tobacco ingredients information to regulators;

k)	requirements regarding the potentially costly analysis of ingredients and the potential for publication of proprietary brand formula information; and

l)	changes in duty paid allowances.

Partly because of these measures, unit sales of tobacco products in certain principal markets have declined in recent years and we expect this trend to continue. Any significant decrease in demand for our products could significantly affect our total profit from operations, together with our cost of complying with increased regulatory requirements.

Regulations on tobacco marketing could significantly reduce our ability to compete and therefore have an adverse effect on our sales and total profit from operations

Advertising, promotion and brand building continue to play a key role in our business, with significant expenditure on programmes to support key brands and to develop our performance in markets for new brands and brand extensions. However, the regulation of advertising and marketing of tobacco products is significant and increasingly restrictive. Present and proposed regulations restrict the manner in which our products may be marketed, including restrictions on advertising, sponsorship, promotion, point of sale display and sampling of tobacco products. Additional regulations restricting these and other aspects of tobacco marketing may be proposed and come into force in the future.

We will use the full range of advertising, promotion and sponsorship opportunities allowed to us for as long as these are available and will continue to explore other methods through which we can continue to build our brands. It is possible that the present and proposed regulations, as well as future regulations, may have a material adverse affect on our ability to advertise, promote and build our brands, to promote and introduce new brands and products and to maintain the proprietary nature of our owned and licensed brands and thus materially adversely affect our sales and total profit from operations.

This important risk factor is discussed further in the regulation section in “Item 4B. Business Overview” of this Annual Report.

Regulations and voluntary agreements on smoking in public places and the workplace could have an adverse effect on our sales and total profit from operations

At a global level, the World Health Organisation’s Framework Convention on Tobacco Control (“WHO FCTC”) came into force in February 2005. Countries that have ratified the convention will be legally bound by the provisions of the treaty which include measures relating to environmental tobacco smoke. In addition, a number of countries have recently established, or are considering, further legislation and/or volunatary agreements that restrict or prohibit smoking in public places and the workplace, which may also include bars and restaurants. These countries include Austria, Belgium, France, Germany, Italy, Norway, Republic of Ireland, Spain, Sweden and the UK.

These and other current and potential restrictions on smoking in public places and the workplace may reduce the opportunities available for smoking and may reduce the demand for tobacco products. This potential reduction in demand for tobacco products may materially adversely affect our sales and total profit from operations.

This important risk factor is discussed further in the regulation section in “Item 4B. Business Overview” of this Annual Report.

Excise tax increases/changes and minimum price legislation reduce sales volumes

Governments in markets where we operate have imposed considerable excise taxes on tobacco products, and some have indicated that these will continue to increase. The continuing impact of price increases in these markets, principally due to substantial duty increases in recent years, has resulted in:

a)	pressure on manufacturing and vending margins;

b)	reduced annual industry volumes;

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005

c)	greater price competition;

d)	accelerated trading down by consumers to lower price cigarette brands or to handrolling tobacco;

e)	increased legitimate cross border purchasing by consumers;

f)	an illegal trade in tobacco products; and

g)	a growth in smuggled counterfeit tobacco products.

These changes have affected us and are expected to continue to affect us. For instance we have, in particular, been impacted by the UK Government’s policy of maintaining duty levels in excess of the duty levels of Europe. This has led to the cross border purchasing of cigarettes by travellers returning to the UK and illegal smuggling of cigarettes into the UK. Partly because of the black market, our UK sales have been reduced. The entry of ‘Accession Countries’ into the European Union has exacerbated the issue of price differentials provoked by different duty structures in adjacent markets. Furthermore, any shortfall in control arrangements at the borders of the Accession Countries and Eastern Europe may impact on the legitimate EU market for tobacco products. Any of these could adversely affect our total profit from operations.

In addition, some EU member states, including Ireland, France, Belgium and Italy have introduced minimum price legislation and the Austrian government has indicated that it will implement price legislation in April 2006. This may affect the sales mix of our brands.

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

Any future substantial decline in sales could have a materially adverse effect on our total profit from operations.

•	Increasing dependence on sales in the Commonwealth of Independent States and other emerging markets

We continue to increase our sales in the Commonwealth of Independent States (“CIS”) and other emerging markets. The economic conditions in these countries have in the past suffered from substantially depressed economies, devaluation of currencies and an unstable political and commercial environment. Any deterioration in the current conditions may affect the profitability of our operations in these countries.

•	Cost of compliance with regulatory requirements

We are subject to increasing costs associated with regulatory requirements, eg the US Sarbanes-Oxley of 2002 (“SOX”), pension funding obligations and compliance with enhanced corporate governance and specific regulations impacting upon the tobacco sector within Europe and elsewhere.

•	Highly competitive business

We must compete with other tobacco companies whose business plans and objectives may be similar to ours. Our principal competitors are Philip Morris International, British American Tobacco, Japan Tobacco International, Imperial Tobacco Group and Altadis Group. Some of these companies have greater resources than we have, including R&D facilities. Action by any of our principal competitors or any other manufacturers could lead to competitive product differentiation and pricing pressure on our products.

•	Potential credit risk with our distributors

In some of our markets we make the majority of our sales to small numbers of independent distributors. This can mean that we have large credit exposures with a relatively limited number of customers. Whilst we have robust credit control procedures in place throughout our business, the failure of one of these customers to pay receivables due to us could have a material effect on our total profit from operations and on the cash flow of our business. In addition, our business

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005

relationships with distributors internationally are governed by our sales and distribution policy, which regulates selling practices and has been developed in co-operation with the UK customs authorities. While we closely monitor adherence to this policy, a material breach by any distributor could require us to discontinue trade or incur financial penalties, which could have a material effect on our total profit from operations and cashflow.

•	Risks to our facilities

Our production and distribution capacity is generated from facilities strategically located principally to supply markets geographically near our factories. Accordingly, a significant disruption in any of these facilities may have a material adverse effect on the production and distribution of our tobacco products and therefore on our operating results. Whilst we have the ability to produce different products in different factories the lead time to transfer to an alternative location and the corresponding difficulty in arranging distribution could cause a financial loss to our business.

•	Currency fluctuations affecting our financial reporting and debt levels

Our financial statements are prepared in accordance with IFRS, and are stated in pounds sterling. As a result our financial reporting could be adversely affected by currency fluctuations, such as a significant increase in the value of the pound sterling against the currencies in which our sales is denominated for example, the euro and the US dollar. As at 31 December 2005, approximately 33% of our net debt was denominated in pounds sterling, 51% in euro, 12% in US dollars and 4% in Polish zlotys. Accordingly, our financial results are exposed to gains or losses arising from fluctuations in pound sterling and euro exchange rates. We are also exposed to currency risk when our expenses are in a currency other than the currency used for the sale of our products.

•	Interest rate fluctuations

We are exposed to fluctuations in interest rates on our net debt. In order to manage the impact of adverse variations in interest rates on our profits, we borrow a portion of our funds at fixed rates of interest and, where necessary, use interest rate derivatives to maintain a target level of fixed interest rate cover in the current and subsequent two years of between 40% and 80% of the level of core debt.

For additional information about our exposure to interest rate fluctuations, please see Item 11:“Quantative and Qualitative Disclosure about Market Risk.”

•	Difficulty in developing and managing growth

Part of our business strategy is to pursue growth and start-up operations in new and existing markets. Our ability to achieve our planned growth depends on a number of factors, including:

	1.	our ability to compete in existing markets and identify new markets in which we can successfully operate;

	2.	the access to additional financial resources;

	3.	our ability to hire, train and retain appropriately skilled management and other employees; and

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

Historically, we have engaged in acquisitions, which have been complementary to the organic growth of the Group. The continuation of this expansion strategy is dependent on, among other things, identifying suitable acquisition or investment opportunities and successfully consummating those transactions. Anti-trust or similar laws may make it difficult for us to make additional acquisitions if regulators in countries where we and potential acquisition targets operate believe that a proposed transaction will have an adverse effect on competition in the relevant market or economic region. Even if we are able to identify candidates for acquisition, it may be difficult to complete transactions. We have historically faced competition for acquisitions, and in the future this could limit our ability to grow by this method or could raise the price of acquisitions and make them less attractive to us. In addition, if we are unable to secure necessary financing, we may not be able to grow our business through acquisition.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005

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

There are a number of instances where litigation or regulatory proceedings, hearings or claims are actual, pending or prospective or otherwise threatened against us. Historically, such claims have focussed upon smoking and health related matters. More recently, regulatory, anti-trust and tax related claims have become more prevalent.

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

Regardless of the outcome of the pending litigation, the costs of defending actions and claims could be substantial and will not be fully recoverable from the plaintiffs, irrespective of whether or not we are successful. Details of the current position are found at Item 4: “Information on the company – Regulation and Litigation”.

•	The effect of fluctuations in the pound sterling/US dollar exchange rate price on our ADSs and the US dollar value of any dividends

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

The market price for our ordinary shares and ADSs could be volatile and subject to fluctuations in response to a variety of factors, which could lead to losses for our shareholders and ADS holders. These factors include, but are not limited to, the following:

	a)	fluctuations in our operating results;

	b)	changes in earnings estimates by analysts;

	c)	announcements by us or our competitors relating to new products, brands or marketing campaigns, or relating to acquisitions, strategic partnerships or joint ventures;

	d)	regulations on the production, distribution or marketing of tobacco products;

	e)	additions or departures of key personnel;

	f)	potential litigation, particularly relating to actions which might be brought against us by parties seeking damages for ailments claimed to have resulted from tobacco use;

	g)	anti-trust claims or alleged claims or claims or alleged claims relating to tax liabilities; or

	h)	press, newspaper and other media reports including rumours and speculation in the tobacco sector on potential future consolidation within the industry.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005

•	Holders of ADSs do not hold their ordinary shares directly and as such may be subject to the following additional risks relating to ADSs rather than ordinary shares

	(a)	In the event of a fluctuation in exchange rates during any period of time when the depositary cannot convert pounds sterling into US dollars for purposes of a dividend or other distribution, an ADS holder may lose some of the dividend or distribution. There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, or that any such transaction can be completed within a specified time period.

	(b)	Upon receipt of a notice from us of a shareholders’ meeting, the depositary has agreed to provide the holders of ADSs registered on the books of the depositary with any materials that we have distributed, along with a notice as to how each registered ADS holder can instruct the depositary on the voting of the ordinary shares underlying that holder’s ADSs. We cannot guarantee that ADS holders will receive voting materials in time to instruct the depositary how to vote. It is possible that ADS holders, or persons who hold their ADSs through brokers, dealers or third parties, will not receive notice of a shareholders’ meeting or have the opportunity to exercise a right to vote at all.

	(c)	ADS holders may not receive copies of all reports from the depositary or us. An ADS holder may need to go to the depositary’s offices to inspect any reports issued.

	(d)	ADS holders may not receive all of the benefits of a holder of ordinary shares, such as rights to participate in any capital increase.

	(e)	Ourselves and the depositary may amend or terminate the deposit agreement without the consent of the ADS holders in a manner that could prejudice ADS holders.

•	The ability of an ADS holder to bring an action against us may be limited under English law

We are a public limited company incorporated under the laws of England and Wales. The rights of holders of ordinary shares and, therefore, many of the rights of ADS holders, are governed by English law, regulatory and non-regulatory requirements and by our Memorandum and Articles of Association. These rights differ from the rights of shareholders in typical US corporations. In particular, English law significantly limits the circumstances under which shareholders of English companies may bring derivative actions. Under English law generally, only our company can be the proper plaintiff in a proceeding in respect of wrongful acts committed against it or claimed to be committed against it. In addition without prejudice, it may be difficult for a US holder to prevail in a claim against us under, or to enforce liabilities predicated upon, US securities laws or doctrines of US laws more generally.

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

Form 20-F 2005

ITEM 4     INFORMATION ON THE COMPANY

Registered Office and Group Headquarters

Gallaher Group Plc
Members Hill
Brooklands Road
Weybridge
Surrey, KT13 0QU, England

Telephone number: +44 (0)1932 372000
Facsimile number: +44 (0)1932 372792
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

In 1964, we identified an opportunity for a lower tar cigarette and launched Silk Cut. The brand was developed through a series of successful advertising and promotional campaigns and is currently the leading low tar cigarette house in the UK.

In the 1980s, we began to give greater focus to our international operations, particularly in western Europe. The acquisition in 1993 of the rights to the Benson & Hedges trademark in other European countries, other than duty free markets, supplemented our existing rights in the UK and the Republic of Ireland and significantly increased our presence in western Europe.

The American Tobacco Company, a former subsidiary of Fortune Brands, Inc. (formerly American Brands, Inc.), became a 13% shareholder in Gallaher Limited in 1962 and that shareholding increased to 100% in 1975. Gallaher Limited was an indirect wholly owned subsidiary of Fortune Brands until Gallaher Limited was spun-off on 30 May 1997. Gallaher Group Plc (which was incorporated on 2 January 1997 and reregistered in England as a public limited company on 12 May 1997) was formed to acquire the business of Gallaher Limited as part of a reorganisation undertaken prior to this spin-off.

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

In 1999, we completed the purchase of part of the UK tobacco business of the R.J. Reynolds group of companies. The business acquired included the worldwide trademarks of Dorchester, excluding some Middle East countries, and Dickens & Grant.

In 2000, we acquired the Liggett-Ducat group of companies to develop our operations in the Commonwealth of Independent States.

Also, in 2000, we acquired the Benson & Hedges and Silk Cut trademarks in certain European Union accession countries including Hungary, Poland, Slovakia, Slovenia, Latvia and the Czech Republic.

In 2001, we acquired 41.13% Austria Tabak AG from the Austrian Republic and completed the purchase of the remaining shares in early 2002. The acquisition of Austria Tabak has enabled us to significantly expand our European business.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005

Also, in 2001, we acquired a factory in Cherkassy, Ukraine from Reemtsma Cigarettenfabriken GmbH. This acquisition has enabled us to launch Liggett-Ducat Ukraine in 2002, a strategic venture to further our growth in the CIS. In January 2004, we purchased from management the 15% of Gallaher (Ukraine) Limited that we did not already own.

In 2002, we formed a joint venture with the R.J. Reynolds Tobacco Company (now part of the Reynolds American Group) in Europe - initially in France, Spain, the Canary Islands and Italy - to manufacture, market and sell a limited portfolio of “American blend” cigarette brands. Certain markets are excluded from this agreement, including Austria. We have licensed Benson & Hedges American Blend and Benson & Hedges Red to the joint venture company, R.J. Reynolds – Gallaher International SARL, and the R.J. Reynolds Tobacco Company has licensed Reynolds and Austin. We have entered into sales distribution, marketing and manufacturing agreements with the joint venture.

We gained the manufacturing capability to enter the Swedish snus market through the acquisition of Gustavus, a local producer of both loose and portioned snus in July 2002.

In 2003, we acquired Kompania Tytoniowa Merkury Sp.z.o.o. (subsequently renamed Gallaher Polska Sp.z.o.o.), a Polish company engaged in the manufacture of cigarettes.

Also, in 2003 we signed reciprocal trademark agreements with Shanghai Tobacco (Group) Corp. (“STG”) to manufacture, distribute and sell one of each other’s brands in China and Russia. This followed the signing of a cooperative Letter of Intent in 2002 with the China National Tobacco Corporation, together with the State Tobacco Monopoly Administration. Under the licence agreements, STG nominated one of its key brands, Golden Deer, to be manufactured, distributed and sold in Russia by us, through Ligget-Ducat, and we nominated one of our key brands, Memphis, to be manufactured, distributed and sold by STG in China. The products were launched in the first half of 2004.

In January 2004 our associate, Lekkerland GmbH & Co. KG (“L-T”), purchased 100% of Lekkerland Europa Holding GmbH (“LEH”). LEH is a German company engaged in the wholesale distribution of tobacco and other products and operates principally in EU and EU accession countries.

As part of our on-going drive for efficiency, in January 2005, we announced proposals for a further restructuring of our European operations. These proposals included the closure of the Schwaz cigarette and Fürstenfeld cigar factories in Austria during 2005.

In April 2005, we acquired the Benson & Hedges and Silk Cut trademarks in Malta and Cyprus, and Silk Cut in Lithuania, from British American Tobacco.

We acquired 100% of Cita Tabacos de Canarias SL and its group companies (“CITA”) on 2 January 2006. As part of the transaction, we agreed to acquire 100% of Tabacos Canary Islands SA and Tabacos La Nubia SL.

Please see Item 5 “Operating and Financial Review and Prospects - Liquidity and Capital Resources - Cash Flow Analysis for a discussion of our significant capital expenditures and method of financing.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005

B	Business Overview

Introduction

We are one of the largest international manufacturers of tobacco products in the world. We manufacture and market a wide range of cigarettes, cigars and hand rolling and pipe tobacco products and snus. We operate primarily in the United Kingdom, other European countries and the Commonwealth of Independent States. We are also involved in the distribution of tobacco and other products in certain markets in Europe as a result of our acquisition of Austria Tabak.

The following table shows our approximate market positions and market shares for our principal products in the primary countries in which we operate:

UK	Market position	Market share in 2005

Cigarette(1)	2nd	38.6%
Cigar	1st	46.1%
Hand rolling tobacco	2nd	28.7%
Pipe tobacco	1st	48.6%

Austria

Cigarette	1st	42.9%
Cigar	2nd	12.8%
Hand rolling tobacco	1st	34.0%
Pipe tobacco	1st	51.6%

Ireland

Cigarette(4)	1st	49.0%
Cigars(5)	1st	47.0%

Germany

Cigarette(2)	4th	8.3%

Sweden

Cigarette(3)	1st	39.1%

Russia

Cigarette	3rd	16.9%

Kazakhstan

Cigarette	2nd	37.1%

Ukraine

Cigarette	4th	16.2%

Note: The UK, Sweden, Russia, Kazakhstan and Ukraine are based on retail audit data.

(1)	Excluding vending and distribution of JTI brands.
(2)	Factory made cigarettes only. Our branded share of the German cigarette market was 0.6% and our share of the market held through generic cigarettes, which we manufacture for retailers, was 7.7%.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005

(3)	Excluding distributed and marketed JTI brands; based on latest available estimate of the market.
(4)	Excluding distributed JTI brands.
(5)	Excluding distributed Ritmeester brands.

Principal Markets

At the end of 2004 our operations were re-organised as follows: United Kingdom, Europe (which includes Republic of Ireland but excludes Scandinavia, Baltics and Poland) Commonwealth of Independent States and the Rest of World (which includes our operations in Scandinavia, Baltics, Poland, Asia Pacific, Africa and the Middle East).

	2005(a)	2005	2004

	$m	£m	£m
Operating Data
Sales (including duty)
Continuing operations:
UK	6,281	3,658	3,680
Europe	6,514	3,794	3,836
CIS	817	476	409
Rest of World	491	286	190

	14,103	8,214	8,115

Sales (excluding duty)
Continuing operations:
UK	982	572	568
Europe	2,656	1,547	1,553
CIS	611	356	307
Rest of World	220	128	119

	4,469	2,603	2,547

(a) The pound sterling amounts presented for the year ended 31 December 2005 have been translated into US dollars at the rate of $1.717 to the pound sterling, which was the noon buying rate in New York City on 31 December 2005.

United Kingdom

In the United Kingdom, we manufacture and market a wide range of cigarettes, cigars and hand rolling and pipe tobacco products. We have the leading market position in the cigar and pipe tobacco product markets, and the second-leading position in the cigarette and hand rolling tobacco product markets.

We sold 19.5 bn cigarettes in the UK in 2005 comprising various brands names and compete in the premium, mid-price and value sectors. Our Benson & Hedges Gold brand is the leading premium brand cigarette in the premium market sector, which together with Benson & Hedges Silver had a retail market share of 9.1% in 2005. Our share of the premium cigarette sector in 2005 was 45.2% excluding distributed JTI brands. Our Mayfair house had an overall market share of 13.3% and has a strong presence in the value sector. Our other cigarette brands include Silk Cut, Dorchester and Sterling.

We have a strong lead of the UK cigar market with a 46.1% share of sales to consumers in 2005. We market our cigars in the UK under the Hamlet brand, which includes Hamlet, Hamlet Miniatures, Hamlet Miniatures Filter and Hamlet Aromatic. Hamlet has a 54.6% market share in the large whiff sector, while Hamlet Miniatures had a 30.9% market share in the small whiff sector in 2005 (35.7% including Filter and Aromatic).

We have a strong position in the hand rolling tobacco market, where our market share in 2005 was 28.7% . We sell hand rolling tobacco products in the UK under the Amber Leaf and Old Holborn brands. In addition, we achieved a 48.6% market share of the UK pipe tobacco market in 2005. Three of our key pipe tobacco brands hold three of the five leading brand positions in the pipe tobacco sector.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005

Europe

Our Europe division is headquartered in Vienna, Austria and includes the markets of Austria, Germany, Republic of Ireland France, Italy, Spain, Greece, Central Europe, and the Balkans. We mainly sell cigarettes in these markets, although we also sell other tobacco products in some of these countries. In addition to our tobacco operations we operate a distribution business in certain European markets, which includes the sales of tobacco and non-tobacco products, such as food and pre-paid phone cards and sales through cigarette vending machines.

Cigarette volume sales totalled 42.5 billion sticks in our Europe division in 2005. In Austria, we have a leading position in the cigarette market, with a 42.9% market share and sell our products under the Memphis and Meine Sorte brand houses, as well as under traditional local brands.

In Germany we hold a leading position in German generic cigarette sector and we market our own products primarily under the Benson & Hedges and Nil brand houses.

We also hold a leading position in the Republic of Ireland with a 49.0% market share excluding distributed JTI brands Our Benson & Hedges Gold brand is the leading brand in this market with a 20.4% market share. We have the leading position in the Irish cigar market, with a market share of 47.0% excluding distributed Ritmeester brands.

We primarily sell our cigarettes in France, Italy and Spain under the Benson & Hedges brands. We have also introduced Austin an American blend cigarette brand in these markets following the formation of our joint venture with R.J. Reynolds Tobacco Company (now part of Reynolds American).

We also export our products to Central Europe (Hungary, Czech Republic, Slovenia and Slovakia) and the Balkans (Romania, Serbia, Kosovo and Bosnia). We have enhanced our position in Central Europe with the launching of the Benson & Hedges Metal range in Hungary, the Czech Republic, Slovenia and Slovakia. Our sales in the Balkans have been driven by the success of our Memphis and Ronson brands.

We also have a distribution business within our Europe division. In Austria and Germany, we sell tobacco and non-tobacco products, including food and pre-paid phone cards, through our Tobaccoland business and also operate a cigarette vending machine business in Germany.

The wholesale/distribution business is predominantly based in Austria and Germany with smaller operations in Estonia and Hungary. The wholesale and distribution systems within Europe differ widely by country from the former monopoly markets such as Italy, Spain, Austria and France (characterised by a single wholesaler often representing 100% of annual cigarette volumes) to unregulated markets such as Germany and Belgium, where multiple wholesalers service retailers.

Commonwealth of Independent States

Our operations in the Commonwealth of Independent States (CIS) region includes the countries comprising the former Soviet Union. Russia, Kazakhstan and Ukraine are the most significant markets for us in this division, where we mainly sell cigarettes. We sold 97.0 billion sticks in the CIS market in 2005.

In Russia, where we sold 68.5 billion sticks in 2005, we had a market share of 16.9% . Our cigarettes compete predominantly in the low / intermediate price sectors, with brands such as LD and Troika, St George, Ducat and Novost. In 2005 we had an approximate 4.7% market share in the premium price sector.

Sales from our Kazakhstan factory, including exports, totalled 11.8bn in 2005. Our cigarette sales in this market are predominantly in the higher and intermediate price sectors. We had a market share of 37.1% in 2005. Our Sovereign brand is the leading cigarette in Kazakhstan, with a market share of 17.4%, and LD, which was launched in 2001, has a market share of approximately 10.3% .

In the Ukraine, our brands accounted for 16.2% of sales to consumers in 2005. We sold 16.7 billion sticks in Ukraine, led by sales of our LD brand, which had a 3.8% market share in 2005. Higher and intermediate price brands accounted for some 92% of our invoiced volume sales in this market.

Rest of World

Our operations in the Rest of World division include Scandinavia, the Baltic Region, Poland, Asia Pacific, Africa, Middle East and Latin America. We sold 14.8 billion sticks in 2005 in our Rest of World operations.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005

In Sweden, we have a leading position in the cigarette market, with a 39.1% market share excluding distributed brands which is led by our Blend brand. We also sell snus tobacco in Sweden using the Gustavus and LD brands.

In Poland we own the rights to the Benson & Hedges, Silk Cut, LD and Sobranie brands and have acquired KT Merkury, a domestic Polish cigarette manufacturer, in order to strengthen our position in the Polish market. We grew our share of the total industry shipments to 7.3% . In May 2005, we launched Ronson into the low-price sector such that for the full year the brand achieved a 1.3% share of the market. Our share of the premium sector is now around 1%.

In Asia, we sold 540 million sticks in 2005, driven by sales of our Sobranie brands in Asian Duty Free markets. We have also strengthened our relationships in the region and have signed reciprocal trademark agreements with STG to manufacture, distribute and sell one of each other’s brands in China and Russia.

Our sales in Africa, the Middle East and Latin America totalled 3.8 billion sticks in 2005 consisting of our Ronson brand, in addition to our Sovereign and Dorchester International brands.

Industry Overview and Competition

We operate in a highly competitive business in all of our operating jurisdictions. Globally our principal competitors are Philip Morris International, British American Tobacco Plc, Japan Tobacco International, Imperial Tobacco Group Plc and Altadis Group S.A.. In addition to these there are other local competitors in the markets in which we operate. We compete on the basis of price, quality, product and a range of brands and tobacco blends. We also seek to maintain brand loyalty. In 2005 an estimated 5.5 trillion cigarettes were sold throughout the world, including approximately 640 billion in the EU (including the UK and Republic of Ireland). Demand has increased in the emerging markets of eastern Europe, the Commonwealth of Independent States (CIS) and Asia, but sales in western Europe, including the UK, and North America have generally declined. We expect these trends to continue. Major international cigarette manufacturers are competing to establish their brands in the emerging markets.

There are significant differences between each of our principal markets due to:

•	duty structures;
•	distribution mechanisms;
•	the degree of government regulation; and
•	local preferences for tobacco blends in each market.

The principal western European markets are led by a limited number of international brands. By contrast in eastern Europe, CIS and Asian markets a proliferation of brands exists. In the CIS and many other markets in which we operate, sales prices and profit margins are typically lower than those achieved in the UK and western European markets.

United Kingdom

The UK market accounted for an estimated 50.5 billion cigarettes in 2005, according to the UK Tobacco Manufacturers Association, which made it the fifth largest market in western Europe. We estimate that there are approximately 12.4 million adult smokers in the UK, with approximately 9.2 million being cigarette smokers. In 2005, the UK tobacco market had an estimated retail value, including excise duties and value added tax, of approximately £12 billion. Approximately £11 billion of this consisted of cigarette sales.

The volumes of tobacco products sold in the UK have declined since the 1970s. Total cigarette consumer sales over the period from 1990 to 1997 fell by an average of 3-4% per annum. Between 1997 and 2000 this trend accelerated, with a decline of approximately 7% per annum, reflecting an increasing trend for UK smokers to source their purchases from outside the UK market. Since this time the trend has slowed to approximately 3% per annum on average over the period from 2001 to 2005, primarily a result of stricter border controls and customs activity. Over recent years, competition between manufacturers based on pricing has intensified and there was downtrading from the premium and mid price sectors into value price cigarettes. The UK government’s decision in 2002 to increase the indicative limit of cigarettes for travellers returning from within the EU from 800 to 3200 (the amount of cigarettes deemed acceptable for personal consumption) could continue to affect the amount of tobacco product sourced outside of the UK.

Europe

With certain regional exceptions, tobacco consumption in Europe consists principally of cigarettes, with a total estimated annual consumption of 715 billion cigarettes (including EU, central and eastern European markets not in the

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005

EU but excluding UK, Poland, Scandinavian countries and the Baltics region). Turkey is the largest market, with an estimated annual consumption of 114 billion cigarettes, followed by Germany (97 billion), Italy (92 billion) and Spain (91 billion). The western European markets have, until relatively recently, been broadly stable. However, consumer sales in recent years are beginning to decline and there is a greater degree of price competition. In 2003 and 2004 above inflation duty increases had a negative impact on total market volumes in European states including France and Germany.

Commonwealth of Independent States

We estimate that there are around 45 million adult smokers in Russia. Over 99% of these are cigarette smokers. In 2005, the cigarette market in Russia had an estimated retail value including excise duties and sales taxes of $7.4 billion. The volume of cigarettes sold in Russia has continued to grow but the growth rate is slowing down. The growth rate in 2005 compared to 2004 was 1%. The proportion of the market accounted for by higher priced international brands has increased in association with economic growth and improved financial stability. There are around 350 cigarette brands sold in the Russian market. Leading international brands account for approximately 35% of volume sales. The remainder of volume sales are attributable to local brands.

We estimate that the total retail value of the Ukrainian and Kazakhstan tobacco markets in 2005 was $1.8 billion and $0.5 billion respectively. The volume of cigarettes sold in Ukraine increased by some 8% between 1997 and 2002 and is experiencing a current growth rate of approximately 1-2%. The volume of cigarettes sold in the Kazakhstan market increased by around 38% in the same period with a current growth rate of 4%.

Rest of World

Our principal market in the Rest of World segment is the Swedish market.

We estimate that there are around 2.5 million adult tobacco users in Sweden, with around 1.5 million being cigarette smokers and 1.0 million Snus users. In 2005 the total estimated cigarette consumption was around 7.1 billion cigarettes and the tobacco market in Sweden had an estimated retail value including excise duties and sales taxes of some €1.4 billion.

Marketing, Sales and Distribution

Marketing and Sales

Advertising, promotion and brand building continue to play a key role in our business, with significant expenditure on programmes to support key brands and to develop our performance in markets for new brands and brand extensions.

Regulation of advertising and marketing of tobacco products is significant and increasingly restrictive. We will use the full range of advertising, promotion and sponsorship opportunities allowed to us for as long as these are available and will continue to explore other methods through which we can continue to build our brands. It is possible that the present and proposed regulations, as well as future regulations, may have a material adverse affect on our ability to advertise, promote and build our brands, to promote and introduce new brands and products and to maintain the proprietary nature of our owned and licensed brands and thus materially adversely affect our sales and total profit from operations.

We employ sales support staff throughout our markets and, where we have expanded our business, we have kept and utilised sales expertise specific to new markets. We also try to ensure the leveraging of skills and marketing techniques across our businesses and have a group marketing team to facilitate this.

This is discussed further in the regulation section in “Item 4B. Business Overview” of this Annual Report.

Distribution

Other than in the German vending business we do not sell directly to consumers in any of our markets.

In 2005 two distributors together accounted for 40% of our sales in the UK. Due to the established presence of these two distributors throughout the industry we do not believe that there will be any interruption in their provision of distribution services for our products.

Distribution within the Europe division is achieved through a combination of the distribution businesses owned or associated with the Group and a network of third party distributors.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005

In 2005, in the CIS one distributor accounted for over 99% of our sales in Russia. In Kazakhstan all of our sales are to a single distributor. Both of these distributors are well established in their respective markets and we do not believe that there will be any interruption in their provision of distribution services for our products.

Distribution in the Rest of World is primarily achieved through an independent network of distributors, although there are certain markets where 100% of our sales are made to single distributors.

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

As with other agricultural commodities, the price of tobacco leaf tends to be cyclical, with imbalances in supply and demand influencing future production levels. Different regions also experience variations in weather patterns, which may affect crop quality. Further, political unrest in any of the countries where tobacco leaf is cultivated, as is occurring in Zimbabwe, could also significantly increase the price of these materials. Though the effect of price fluctuations on our operating performance may be limited by the geographic spread of our tobacco leaf sources and by our policy of holding approximately three months to a year inventory of tobacco leaf, any significant change in tobacco leaf prices could affect our total profit from operations.

Production

The production of tobacco products is a process in which tobacco leaves are dried, cut and then blended before being manufactured and packaged either into cigarettes, cigars or pipe and rolling tobacco. We use modern manufacturing processes and regularly update our machinery pool to ensure that the efficiency of our factories is amongst the best in the world.

We produce our tobacco products in the UK, Austria, Sweden, Russia, Kazakhstan, Poland, Romania, Ukraine, South Africa and the Canary Islands, with new production facilities in Turkey and Singapore currently being built. The geographic spread of our manufacturing sites allows us to respond quickly to changes in market drivers and to operate efficient “in country distribution networks”. The use of multiple manufacturing locations also reduces the risk to supply in the event of a disaster at one of our sites and protects against potential tariff barriers.

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

The global tobacco market is subject to significant regulatory influence, including: the levying of substantial tax and duty charges; legislation related to minimum taxes and prices for cigarettes; restrictions on advertising and marketing; the introduction of minimum cigarette pack sizes; the display of larger health warnings (including pictorial health warnings) and statements of tar, nicotine and carbon monoxide smoke yields on product packaging; regulations on the smoke yields of cigarettes; the provision of tobacco ingredients information to regulators; the prohibition of certain descriptors such as ‘light’ and ‘mild’; increased restrictions such as the prohibition of smoking in many public places; and, raising the ages at which cigarettes may be purchased.

We have a long history of managing our business successfully within a regulatory climate and have reduced our susceptibility to regulatory changes in any single country by expanding our international operations. However, it is possible that regulations could have an adverse effect on our sales and profit from operations.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005

Regulation

At a global level, the World Health Organisation Framework Convention on Tobacco Control (“WHO FCTC”) came into force in February 2005. Countries that have ratified the convention will be legally bound by the provisions of the treaty which include measures relating to: price and tax to reduce the demand for tobacco; environmental tobacco smoke; regulation of the contents of tobacco products; regulation of tobacco product disclosures; packaging and labelling of tobacco products; tobacco advertising, promotion and sponsorship; illicit trade in tobacco products; and, sales to and by minors. The WHO FCTC Conference of the Parties is determining further procedural and technical issues relating to the future development of the treaty during 2006 and, specifically, is developing protocols for cross-border advertising and illicit trade, and guidelines for smoke-free places and ways of regulating tobacco products.

Within the EU, a directive concerning the manufacture, presentation and sale of tobacco products was adopted in 2001 and has been implemented into EU member states’ national law. In July 2005, the EU published its report on the application of the directive which included smoke yield measurement, labelling, colour images and ingredients. The Commission has also requested the scientific committee on emerging and newly-identified health risks to prepare an opinion on the ‘health effects of smokeless tobacco products’ by November 2006. Separately, the commission is considering possible initiatives regarding ‘low ignition propensity’ cigarettes.

In 2003, the commission adopted a decision that establishes the rules for the use of colour photographs or other illustrations to depict and explain the health consequences of smoking. It is for member states to decide whether or not to introduce such pictorial health warnings and on which product groups. In November 2005, Belgium legislated for the introduction of pictorial health warnings on cigarette packs although a transitional period for the manufacture and marketing of packs with the existing health warning has been granted. Other member states are also considering the introduction of pictorial health warnings, including the UK.

The EU is currently considering a proposal for a regulation concerning the registration, evaluation, authorisation and restriction of chemicals which may include the ingredients used in the manufacture of tobacco products.

In 2003, an EU directive relating to the advertising and sponsorship of tobacco products was adopted. Its provisions include the prohibition of tobacco advertising: in the press and other printed publications; in radio broadcasting; in information society services; and, tobacco sponsorship of cross-border events or activities. Member states were required to comply with this directive by 31 July 2005. However, the commission has sent ‘reasoned opinions’ to Germany and Luxembourg for failing to transpose the directive into national law. The commission is also investigating situations in countries where transposition has not been made correctly. The European Court of Justice (“ECJ”) is currently considering Germany’s legal challenge to the directive but a final judgement is not expected until May 2006.

A number of European countries have recently established, or are considering, further legislation and/or voluntary agreements that restrict or prohibit smoking in public places and the workplace, which may also include bars and restaurants. These countries include Austria, Belgium, France, Germany, Italy, Norway, Republic of Ireland, Spain, Sweden and the UK.

In Austria, amendments to the Tobacco Act prohibited smoking in public places with certain exceptions from January 2005. Additionally, in 2004, the hotel, restaurant and catering sector (“HORECA”) and the ministry of health concluded a voluntary agreement establishing designated smoking and non-smoking zones by the end of 2006. The Act also prohibited the sale of cigarette packs of less than 20 cigarettes from January 2005, and advertising in the press from August 2005. Billboard and cinema advertising, and national sponsorships will be prohibited from January 2007. Also, by 2007, cigarettes may only be sold in vending machines which have youth protection technology installed.

In Germany, from 2007, vending machines – in which cigarettes are sold – must have youth protection technology installed. Also, the HORECA sector and the ministry of health have concluded a voluntary agreement establishing designated smoking and non-smoking zones by 2008.

In the Netherlands, the state has introduced tobacco ingredient information regulations. In August 2003, we and two Altria subsidiaries commenced a joint legal challenge to the Dutch regulations, which, we believe, do not provide adequate protection for brand recipes. Other tobacco companies also brought similar claims. In December 2005, the court concluded that the Dutch state’s ingredients legislation is consistent with the underlying articles of the EU directive concerning the manufacture, presentation and sale of tobacco products. However, the court accepted that the ingredient information in an individual brand can constitute a ‘trade secret’. We believe that issues surrounding tobacco ingredient reporting in the Netherlands remain unresolved. Accordingly, on 20 March 2006, we together with the Altria subsidiaries filed an appeal against the initial ruling of the courts. Separately, we, together with other manufacturers, are in discussion with the commission concerning ingredient reporting across the EU.

In the Republic of Ireland, the Public Health (Tobacco) (Amendment) Act 2004 was signed into law in March 2004, purporting to give effect to two EU directives and an EU recommendation relating to tobacco. The Act includes

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005

provision for: a comprehensive ban on tobacco advertising and sponsorship; measures relating to the manufacture, presentation and sale of tobacco products; and, a ban on smoking in all public places with certain limited exceptions. We, along with seven other plaintiffs, have begun legal proceedings which challenge certain parts of both the repealed Public Health (Tobacco) Act 2002 and the Public Health (Tobacco) (Amendment) Act 2004. The case is likely to be heard in 2006.

In Spain, legislation came into effect from January 2006 which prohibits: tobacco advertising, sponsorship and promotion, except at point-of-sale and in the trade press; sampling and free distribution of tobacco products; and, smoking in enclosed public and private work places with certain limited exceptions. The sale of cigarette and cigarillo packs of less than 20 sticks is prohibited from April 2006. In addition, with the exception of vending and travel retail, sales of tobacco products are restricted to estancos (licensed retail outlets) only.

In Sweden, smoking in public places was prohibited with certain limited exceptions from June 2005. Also, amendments to the Tobacco Act were passed in May 2005 which included the prohibition of advertising and sponsorship from July 2005, and existing outdoor advertising and the sale of packs of less than 19 cigarettes from January 2006.

In the UK, the House of Commons has approved legislation which will prohibit smoking in all enclosed public places and workplaces in England, with certain limited exceptions, from summer 2007. The legislation also contains provisions for the Welsh Assembly to establish legislation for smoking in public places in Wales. Separately, in Scotland smoking in all public places and workplaces will be prohibited again with certain limited exceptions from 26 March 2006. The UK government also plans to consult on raising the legal age of sale of tobacco and tobacco products from 16 to 18 years.

In August 2003, the UK Office of Fair Trading (“OFT”) notified us of an enquiry into vertical agreements between manufacturers and retailers in the UK cigarette, tobacco and tobacco-related markets. We are co-operating with the enquiry that remains at an information gathering stage. At this stage, it is not possible to assess whether or not the OFT will reach an adverse decision. Similarly, it is not possible, in the event that an adverse decision is reached, to assess the extent (if any) of any fines. However, in the event that the OFT considers a company has infringed UK competition law, it has the authority to levy a fine against the infringing company. Until 30 April 2004, the maximum fine could not exceed 10% of that company’s UK turnover during the relevant period. As from 1 May 2004, that limit is set by reference to worldwide turnover although it is unclear whether this new limit applies retrospectively. We have been advised that any fine would be net of duty payments. In the three years ended 31 December 2003, our aggregate UK net turnover was £1,776m (and our worldwide turnover was £8,701m). In the event of an adverse decision by the OFT, however, we would have significant rights of appeal. As at 31 March 2006, no notice has been filed by the OFT indicating its intention to reach an adverse decision in relation to this matter. In any event, we intend to defend our position vigorously.

In Russia, amendments to the federal law on restrictions on tobacco smoking came into force in June 2005. These include restrictions on the retail sale of tobacco products and the prohibition of tobacco smoking in certain public places and transport. In addition, amendments to the federal law abolishing tobacco manufacturing licensing were enacted in July 2005. A new advertising law will come into force on 1 July 2006 that bans outdoor tobacco advertising from 1 January 2007. Separately, draft legislation has been developed concerning the size of health warnings on tobacco products and the ingredients used in the manufacture of tobacco.

In Ukraine, legislation has been enacted requiring the labelling of cigarette packs with a production date and maximum retail price from July 2005. Also, maximum tar and nicotine smoke yields for cigarettes have been introduced. Additional legislation was adopted in October 2005, including: prohibition of the sale of tobacco products to those under the age of 18 years, tobacco pack inserts, and disclosure of tobacco ingredients information from October 2005; prohibition of smoking in workplaces and public places with certain exceptions from October 2005; new packaging and labelling from January 2007; and, maximum tar and nicotine smoke yields for cigarettes from January 2009. Separately, a draft law is being considered which further restricts tobacco advertising and promotion.

In South Africa, the government plans to introduce legislation in 2006 that would, if enacted, prohibit certain marketing practices and product descriptors such as ‘light’ and ‘mild’; introduce pictorial health warnings; prohibit the sale of loose cigarettes; restrict the display of tobacco products at point-of-sale; prohibit smoking in certain public places; raise the minimum age for purchasing tobacco products to 18 years; and, require companies to disclose product and ingredient information.

Tobacco taxation and pricing legislation

The EU commission is currently reviewing the directives governing the structure and rates of excise applied to all tobacco products in the EU. The commission is planning to report to the council and parliament with its recommendations in 2006.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005

Many new EU countries are required to implement significant duty increases in order to comply with the current minimum cigarette excise tax requirements. Eight countries have been allowed transitional periods – the longest until January 2010 – in which to comply. Personal imports from new EU states into the previous 15 member states are having a significant negative impact on sales in neighbouring countries in the transitional periods.

In certain European markets, excise duty increases continue to have an impact on prices, sales and margins. These include large tax increases in Austria, Germany, France, Netherlands and changes in cigarette taxation in Italy and Spain. Also, Belgium, France, Italy and Ireland have minimum cigarette price legislation. Other member states are also considering or have decided to introduce similar legislation. The Austrian government has indicated that it will implement minimum price legislation for cigarettes in April 2006.

We believe that the wide price differentials between high and low taxed countries both inside western Europe and other parts of the world have led to an increase in legitimate cross-border trade. They have also led to an illicit market for genuine and counterfeit cigarettes in a number of EU countries. We are totally opposed to cigarette and tobacco smuggling and we continue to support and endorse regulatory authorities’ activities to stop smuggling of tobacco products. We have a policy of co-operating with regulatory authorities with whom we readily exchange information to seek to combat illicit trade. In the UK, we have signed an updated Memorandum of Understanding – an anti-smuggling co-operation agreement – with HM Customs & Revenue. We are discussing similar agreements with customs authorities in other countries. The UK government announced in March 2006 that it will introduce legislation aimed at preventing cigarette smuggling which would, if enacted, introduce penalties against manufacturers who are deemed by the UK government to have failed to exercise reasonable control over their supply chain.

In November 2005, the ECJ ruled that in Germany ‘singles’ (cylinders of tobacco sold for use with a paper shell) should be taxed as cigarettes. ‘Singles’ will continue to be taxed as fine cut tobacco until 31 March 2006 and as cigarettes thereafter.

Outside of the EU, in Russia the mixed tobacco excise system has been confirmed and from January 2006, cigarette excise rose by approximately 20% for filter cigarettes and 25% for non-filter cigarettes. At present, tobacco excise duty is levied on the ex-factory price. However, there is a proposal to change the basis of the excise duty calculation to the maximum retail price in 2007. In Kazakhstan, cigarette excise was increased by approximately 30% for filter and oval cigarettes from 1 January 2006.

Litigation

The only jurisdiction in which we are currently defendants to actions where plaintiffs are seeking damages for ailments claimed to have resulted from tobacco use or exposure to tobacco smoke is in the Republic of Ireland. As at 31 March 2006, 163 claims have been dismissed or abandoned since 1997. Currently, there are eight individual claims against our subsidiaries. Statements of claim have been delivered making wide-ranging allegations against our subsidiaries and other tobacco companies, and against the Republic of Ireland, the attorney general and the minister for health and children, who are also named as defendants in some of those cases. Each of these claims is subject to a procedural application or challenge by us. No defence will be delivered by us pending the conclusion of all of these procedural matters.

We are not a party to smoking and health litigation anywhere else in the world and there has been no recovery of damages against any of our companies in any action alleging that our tobacco products have resulted in human illness.

On 4 March 2005, we terminated the distribution contract of a Middle Eastern distributor and commenced proceedings on the same date in the English High Court, seeking a declaration that the contract had been validly terminated for numerous material breaches. On this basis there was no compensation payable in respect of the termination. By its defence and counterclaim served on 1 July 2005, the distributor asserted that the termination was unlawful and claimed significant, but wholly un-particularised losses. In an amended claim received on 24 February 2006, the distributor set out some details of its alleged losses, of around $500m, which primarily relate to hypothetical future profits. We believe these claims to be without substance, and will vigorously contest them through the court process.

Liggett-Ducat continues to be involved in court processes relating to payments allegedly due for unpaid taxes, penalties and fines claimed by the Russian tax authorities. Based upon the facts and matters currently known, management considers that there are meritorious defences against these claims. They will be vigorously defended.

It is not possible to predict the outcome of pending litigation or the regulatory matters that are subject to investigation or court actions. We believe that there are meritorious defences to these actions and claims and that the pending actions will not have a material adverse effect upon the results of our operations, our cash flow or our financial condition. These pending actions and any prospective ‘smoking and health’ claims will continue to be robustly contested. There can, however, be no assurance that favourable decisions will be achieved in the proceedings and actions involving us,

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005

that additional proceedings will not be commenced in the UK or elsewhere against our companies, that those companies will not incur damages, or that, if incurred, such damages will not have a material impact on our operating performance or financial condition. Regardless of the outcome of the pending litigation, the costs of defending these actions and claims could be substantial and will not be fully recoverable from the plaintiffs, irrespective of whether or not they are successful.

Intellectual Property

We are the owners of the cigarette, cigar and tobacco brands listed in Item 4B under “Principal Markets”, with the exception of Reynolds and Austin and for which appropriate trademark protection is in place. Our brands are key to our profitability and growth, and are among the market leaders in the cigarette, cigar, hand rolling tobacco and pipe tobacco sectors in the UK, the Republic of Ireland, Austria, Sweden, Greece, Estonia, Kazakhstan and Russia. We have established positions in other markets in western Europe. Our ability to compete effectively with other companies depends, to a significant extent, on our ability to maintain the proprietary nature of our owned and licensed brands. If we were unable to maintain the proprietary nature of our brands with respect to our significant current or proposed products, our business could be materially adversely affected.

We also have other intellectual property relating to our manufacturing process.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005
C	Organisational structure

Gallaher Group Plc is the beneficial owner of all (unless specified) of the equity share capital of its principal subsidiaries, either itself or through subsidiary undertakings. The principal subsidiaries, all of which are unlisted, are shown below.

Country of
Name	Incorporation	Principal activity

Gallaher Limited (a)	England	Manufacture, marketing and distribution of tobacco products in the UK
Benson & Hedges Limited	England	Ownership of trademarks of tobacco products
Gallaher Asia Limited	Hong Kong	Marketing and importation of tobacco products in Asia Pacific markets
Gallaher Belgium SA	Belgium	Marketing and importation of tobacco products in Benelux markets
Gallaher Canarias SA	Spain	Marketing and distribution of tobacco products in the Canary Islands
Gallaher (Dublin) Limited	Republic of Ireland	Marketing and distribution of tobacco products in the Republic of Ireland
Gallaher France EURL	France	Marketing of tobacco products in France
Gallaher Hellas SA	Greece	Marketing and distribution of tobacco products in Greece
Gallaher International Limited	England	Marketing of tobacco products outside the UK
Gallaher Italia SRL	Italy	Marketing and importation of tobacco products in Italy
Gallaher Kazakhstan LLC	Kazakhstan	Manufacture, marketing and distribution of tobacco products in Kazakhstan
Gallaher Nederlands B.V.	Netherlands	Marketing and importation of tobacco products in the Netherlands
Gallaher Polska Sp z.o.o.	Poland	Manufacture, marketing and distribution of tobacco products in Poland
Gallaher Spain SA	Spain	Marketing of tobacco products in Spain
Gallaher Switzerland SA	Switzerland	Marketing and distribution of tobacco products in developing markets (Africa, Middle East and South America)
OOO Gallaher Liggett-Ducat	Russia	Marketing and distribution of tobacco products in Russia
Liggett-Ducat CJSC	Russia	Manufacture of tobacco products in Russia
Gallaher Ukraine CJSC	Ukraine	Manufacture, marketing and distribution of tobacco products in Ukraine
Austria Tabak GmbH & Co KG	Austria	Manufacture of tobacco products in Austria
Austria Tabak GmbH	Germany	Marketing and distribution of tobacco products in Germany
Gallaher Austria Tabak Europe GmbH & Co. KG	Austria	Marketing and distribution of tobacco products in Europe
Gallaher Sweden AB	Sweden	Marketing and importation of tobacco products in Scandinavia
Gallaher Snus AB	Sweden	Manufacture, marketing and distribution of snuff tobacco in Sweden
Tobaccoland Handels GmbH & Co. KG	Austria	Distribution of tobacco and non-tobacco products in Austria
Tobaccoland Automatengesellschaft mbH & Co. KG (63.9%)	Germany	Tobacco vending operations in Germany
Cita Tabacos de Canarias SL	Spain	Manufacture, marketing and distribution of tobacco products in the Canary Islands, Spanish Peninsular and Portugal

(a) Shares held directly by Gallaher Group Plc.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005

D	Property, plant and equipment

Our principal properties are:

•	Our international headquarters at Weybridge, Surrey, England.

•	A factory at Lisnafillan, Northern Ireland, with a capacity for the annual manufacture of 40 billion cigarettes and 3,500 tonnes of pipe and hand rolling tobacco.

•	A factory at Cardiff, Wales, with a capacity for the annual manufacture of 600 million cigars.

•	A distribution warehouse at Crewe, Cheshire, England with a capacity to store over 8 billion cigarettes. An additional 8,630 square metre warehouse exists in Crewe which we rent to a third party.

•	A factory in, Moscow, Russia, with a current approval for the annual manufacture of 65 billion cigarettes. In Russia we lease 18 warehouses used for raw material storage or distribution purposes.

•	A factory at Almaty, Kazakhstan, with a capacity for the annual manufacture of 16.6 billion cigarettes.

•	A factory at Cherkassy, Ukraine, with a capacity for the annual manufacture of 22.3 billion cigarettes.

•	A factory in Poland with capacity for the annual manufacture of 15 billion cigarettes.

•	A factory in Sweden with capacity for the annual manufacture of 21 million cans of snus.

•	Two factories in Linz and Hainburg, Austria. These factories have a combined capacity of approximately 70 billion units (cigarettes).

•	A factory in Romania with capacity for the annual manufacture of 2.9 billion cigarettes.

•	A factory in South Africa with a capacity for the annual manufacture of 3.2 billion cigarettes.

•	Wholesale depots in Austria and Germany.

•	European headquarters in Vienna, Austria.

•	Two factories in the Canary Islands.

We have continued to upgrade and maintain our properties. These improvements are primarily financed from the retained earnings of the businesses involved and, where additional short term financing is required, our existing bank facilities. The costs involved are detailed in note 11 of the financial statements accompanying this Annual Report. Our current facilities are utilised below the capacities listed above.

In 2005 our factories overall operated in the range of 80-90% of their core manufacturing capacity. We are not presently aware of any environmental issues that may affect the existing utilisation of our assets. We lease part of the Lisnafillan factory, certain of the Austrian wholesale branches and the Russian warehouses. We own the freehold of the remaining properties.

None of our properties are pledged as collateral.

We also own approximately 140,000 vending machines in Germany as part of our vending business, Tobaccoland Automatengesellschaft mbH & Co. KG.

In December 2005, we further announced a restructuring of our German vending operation, ATG, reducing its machine park in recognition of new legislation coming into effect in 2007. In addition, we sold our Dublin former factory site.

Operations

Our European operations and administration restructuring programmes continued in 2005. Details of the combined exceptional charges and savings from the respective projects are detailed in Item 5.

In spite of lower manufacturing volumes in the UK and western Europe, and the near-term disruption caused by more recent stages of the operations restructuring, we have increased overall cigarette manufacturing productivity (defined as output per worked hour) by 6.5% in the year. This overall performance was largely driven by improvements in the CIS, Poland and Austria with further benefits of the restructuring programme in the UK and Europe expected in 2006.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005

Our continuing commitment to remain at the forefront of operational efficiency – including the effective utilisation of raw materials – and the improvement in manufacturing productivity, underpinned a real term reduction of 2.7% in our cigarette unit costs.

United Kingdom

Cigarette productivity in the UK declined by 5.0%, due to lower production volume driven by the market declines for virginia product, the transfer of some developing markets’ manufacturing volume to Poland and a planned reduction in UK finished goods stock levels. These adverse factors were partly offset by job losses emanating from the restructuring programmes and improvements to working practices. Management expects the full benefits of the proposals announced in January 2005 to be reflected in 2006.

Cigarette real term unit costs reduced by 1.8% in 2005.

We increased our tobacco (pipe and HRT) productivity by 6.6%, mainly as a result of increased efficiencies following the installation of a new primary processing line at the end of 2004 and improvements to working practices.

Tobacco real term unit costs increased by 2.8%, primarily reflecting higher non-tobacco materials costs attributed to increased demand for Amber Leaf and higher depreciation for the new primary.

Cigar productivity increased by 11.6%, in spite of the overall reduction in the UK medium-cigar market and an increase in the number of brand pack variations manufactured for export markets. This improvement was driven by the transfer of production following the closure of the Fürstenfeld factory and restructuring of manufacturing at the Cardiff factory – identified as part of the restructuring programmes.

Cigar real term unit costs reduced by 7.1% in the year.

Europe

Cigarette productivity in Austria increased by 2.4%, in spite of lower western European volumes and the planned closure of the Schwaz factory at the end of August 2005. This strong performance was driven by the initial benefits of the restructuring programme and improved efficiencies as a result of further investment. Additional productivity benefits from the restructuring programmes are expected in 2006.

Austrian real term cigarette unit costs reduced by 4.7% .

Commonwealth of Independent States

Cigarette productivity in the CIS increased 8.4%, driven by higher production volumes, improved our working practices and investment in new technology. Arising from our holistic approach to the management of our assets, further re-deployment of machinery – made possible by new investment elsewhere in the Group – took place during the year.

In Ukraine and Russia, we continued to invest in new capacity to both drive improved performance and meet market demand.

The increased productivity meant that real term CIS cigarette unit costs reduced by 1.1%, even after the impact of higher raw materials costs resulting from the improved mix of sales in the region.

Rest of the World

Our factory in Poland increased productivity by 90.9%, driven by higher domestic and export volumes, ongoing improvements in working practices and investment in new plant and machinery.

The increase in productivity was partly offset by higher depreciation associated with the new machinery, which resulted in a reduction in real term unit costs of 9.2% .

In accordance with our policy to re-deploy displaced equipment – resulting from investment in new machinery for mature facilities – the South African production facility was established though the use of surplus equipment, including from Dublin, Russia and Ukraine.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005

ITEM 4A   UNRESOLVED STAFF COMMENTS

None

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005

ITEM 5    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The Operating and Financial review and prospects discusses the operating and financial performance, the financial outlook and the financial resources of the Group. The results for the year ended 31 December 2005, which have been prepared under IFRS, as adopted for use in the EU, are compared primarily with the results for the preceding year.

As there are no material differences between IFRS as adopted by the EU and complied with in the preparation of these financial statements these statements also comply with IFRS as published by the IASB.

Accounting presentation

With effect from 1 January 2005, Gallaher Group Plc has moved to reporting its financial results in accordance with IFRS as required by the European Union Regulation issued in 2002. The review is prepared under IFRS, as adopted for use in the EU. Comparative figures for 2004 are presented on this basis. Full details of the major differences from UK GAAP as they apply to Gallaher Group plc are given in Note 36 to the financial statements, IFRS transition disclosures. Information prepared under IFRS is not directly comparable with that prepared under UK GAAP.

Overview

We made good progress in the year, in spite of challenging conditions arising from increased taxation and competition in certain western European markets including the UK. The successful execution of our strategy – to maximise cash flow from key EU markets to fund international expansion through exports, investing ‘on the ground’ and joint ventures and alliances – meant that we delivered good organic growth in 2005. These results reflect both the cost of investments in new opportunities and the benefit of returns from investments in previous years.

We grew 2005 cigarette volumes, excluding German ‘singles’, by 2.0% to 173.8bn (2004: 170.3bn). Including the sales of singles, our cigarette volumes increased by 3.0% to 175.8bn (2004: 170.6bn). This growth was driven by market share gains in our longer-established markets of Russia, Kazakhstan and Spain. In addition, we made good progress in our more recent on the ground investments in Ukraine, Poland (which moved into profit) and Romania and our export markets – including the Czech Republic, Slovakia, Hungary, and Lithuania. These strong performances more than offset the adverse conditions in some key western European markets including the UK.

We grew our strategic cigarette brands’ volume sales by 11.5% . These brands – Benson & Hedges, Silk Cut, Sobranie, Sovereign, Memphis, Mayfair, LD and Ronson – totalled 83.8bn (2004: 75.1bn) cigarettes, accounting for 48.2% of our total volume sales (2004: 44.1%).

In April 2005, we acquired the Benson & Hedges and Silk Cut trademarks in Malta and Cyprus, and the Silk Cut trademark in Lithuania, from British American Tobacco for a total cash consideration of £70m.

Later in the year we announced that we had agreed to acquire 100% of Cita Tabacos de Canarias SL and its group companies (“CITA”) for an enterprise value of some €105m. As part of the transaction, we agreed to acquire 100% of Tabacos Canary Islands SA and Tabacos La Nubia SL. The acquisition completed on 2 January 2006.

We increased overall cigarette manufacturing productivity by 6.5%, which underpinned a real term reduction in our cigarette unit costs of 2.7%. This performance was assisted by the European operations restructuring programme, which continued during the year.

Our segmental results are summarised below:

	UK	Europe	CIS	Rest of World	Total
	(£m)	(£m)	(£m)	(£m)	(£m)
Gross sales
2005	3,658	3,794	476	286	8,214
2004	3,680	3,836	409	190	8,115

Net sales(1)
2005	572	1,547	356	128	2,603
2004	568	1,553	307	119	2,547

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005

	UK	Europe	CIS	Rest of World	Total
	(£m)	(£m)	(£m)	(£m)	(£m)
Total profit from operations
2005	284	234	67	31	616
2004	290	245	57	26	618

(1) Gross sales less duty paid by Group companies

European Operations’ Restructuring Programme

In 2003 and early 2004, we announced the restructuring of our European operations and administration. We ceased all manufacturing in the Republic of Ireland by the end of 2003, and reduced jobs in the UK, Austria and Sweden.

In early 2005, we announced proposals for a further restructuring of our European operations. These proposals comprised: the closure of the Schwaz cigarette and Fürstenfeld cigar factories in Austria; the restructuring of production at the cigarette and cigar factories at Lisnafillan and Cardiff in the UK; and, reorganisation of some aspects of the distribution network in Europe. This activity commenced in 2005.

In December 2005, we further announced a restructuring of our German vending operation, ATG, reducing its machine park in recognition of new legislation coming into effect in 2007. In addition, we sold our Dublin former factory site.

Net exceptional charges of £35m are included in the income statement for the year ended 31 December 2005 in respect of these restructuring programmes, comprising: £13m charged in cost of goods sold (net of the gain on disposal of the Dublin former factory site); £13m charged in distribution, advertising and selling costs; and, £9m charged in administrative expenses. Of this total, £18m related to the impairment of operational plant and machinery, £15m related to a gain on disposal of the Dublin former factory site and the balance of £88m primarily related to redundancy costs.

The total cost of the restructuring is expected to be in the region of £95m, and once completed, by the end of 2007, we expect to achieve annualised savings of at least £30m.

The tax credit associated with the 2005 net exceptional charge is £8m (2004: £6m). The restructuring gave rise to a net cash outflow in 2005 of £18m (2004: £15m).

The table below reflects the restructuring programme’s liability balance:

	2005	2004
	£m	£m
Liability at beginning of period	10	11
Cash paid	(18)	(15)
Non-cash	(9)	(4)
Exceptional charges	35	17
Other	(2)	1

Liability at end of period	16	10

The majority of liabilities at 31 December 2005 are expected to crystallize in cash payments throughout 2006.

Changes to segmental disclosure from 2005

Following the changes in board responsibilities effective from October 2004, and in line with IFRS’ principles regarding segmental reporting, we reviewed the segments under which we report our financial results. As a result of this review, the financial information for the year ended 31 December 2005 is being reported under a revised segmental structure, and 2004 comparatives have been restated accordingly.

Further details, and IFRS reconciliations between the previous and current segmental structures for the year ended 31 December 2004, were set out in the 2004 annual report and financial statements. This information is also available on our website (www.gallahergroup.com).

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005

Differences Between IFRS and US Generally Accepted Accounting Principles

The following discussion and analysis is based on our consolidated financial statements, which we prepare in accordance with international financial reporting standards as adopted by the EU (“IFRS”). These differ from those generally accepted in the United States (“US GAAP”). We discuss the principal differences between IFRS and US GAAP, as they relate to us, in note 37 of the notes to the financial statements.

Results of Operations - Year 2005 compared with Year 2004

Group Income Statement Analysis

Total sales for 2005 increased 1.2% to £8,214m (2004: £8,115m) while sales excluding duty (“net sales”) grew 2.2% to £2,603m (2004: £2,547m) in spite of the impact of increased sales incentives (which are deducted from reported sales) versus 2004.

Duty paid increased 0.8% in 2005 to £5,611m, compared to £5,568m in 2004. This movement arises as a result of duty increases in most of our key markets as discussed in our performance factors above and the impact of increased volume sales across the business, offset partially by a change in mix towards lower duty environments.

Exceptional charges. Net exceptional charges of £35m are included in the income statement for the year ended 31 December 2005 in respect of restructuring programmes, detailed earlier in this section.

Other costs of sales increased £14m or 0.9% in 2005 to £1,510m, compared to £1,496m in 2004 including exceptional charges. After adjusting for exceptional items the underlying item increased 0.6% to £1,497m from £1,488m in 2004 mainly reflecting increased volume sales across the business.

Total costs of sales increased £57m or 0.8% in 2005 to £7,121m, compared to £7,064m in 2004. Total costs of sales decreased slightly as a percentage of total sales to 86.7% for fiscal year 2005 from 87.0% for fiscal year 2004. The variance mainly reflected the increase in total sales and the change in sales mix towards relatively lower duty environments.

Distribution, advertising and selling costs increased £19m or 5.9% in 2005 to £340m, compared to £321m in 2004. This financial statement caption excludes costs reported in our joint venture, RGI, for which results are reported separately. Distribution, advertising and selling costs were 4.1% of sales in 2005 and 3.9% in 2004. After adjusting for exceptional items the underlying item increased 1.9%. Increased selling costs mainly occurred due to higher volumes in CIS, Denmark, central Europe and Balkan regions. Increased advertising costs represent increased investment in CIS, Europe, Asia Pacific, Poland, Africa and the Middle East. Distribution costs are lower due to savings across Europe driven by greater operational cost efficiency at ATG.

Administrative expenses increased £24m or 17.9% in 2005 to £158m, compared to £134m in 2004. Administrative expenses marginally changed as a percentage of total sales to 1.9% in 2004 from 1.7% in 2004. After adjusting for exceptional items the underlying item increased 19.2%. This increase was driven by inflationary pressures across all regions, together with new on-shore facilities in Romania and South Africa.

Other gains and losses increased by £1m in 2005 to £4m.

Share of post tax results of joint ventures and associates decreased £2m or 10.5%, driven by slightly lower profits in R.J. Reynolds – Gallaher International SARL and higher amortization charges within Lekkerland, which offset the improved contribution of Lekkerland Europa.

Total profit from operations reduced £2m or 0.3% to £616m in 2005, compared to £618m in 2004. This reflects trading improvements offset partially by higher exceptional charges of £35m (2004: £17m). Underlying Total profit from operations, excluding the impact of this charge increased 2.5% to £651m from £635m in 2004.

Segmental Analysis

United Kingdom
It is estimated that the UK duty-paid cigarette market declined by around 4% during the year. Downtrading by consumers from higher-priced brands into the value sector continued, although at a slightly slower rate than in 2004.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005

In the UK, the House of Commons has approved legislation which will prohibit smoking in all enclosed public places and workplaces in England, with certain limited exceptions, from summer 2007. We believe the proposed legislation is disproportionate and fails to accommodate smokers and non-smokers alike. We expect that the proposals, if enacted, would have a moderately negative incremental impact on duty-paid market volumes.

The shares of cigarette market retail sales accounted for by each price sector in 2005 were: value: 61.4% (2004: 59.1%); mid-price: 8.9% (2004: 10.1%); and, premium: 29.7% (2004: 30.8%).

Our UK volume sales declined by 3.7% to 19.5bn cigarettes (2004: 20.2bn) . Our cigarette market share (excluding distributed brands) was stable at 38.6% (2004: 38.6%).

UK sales decreased to £3,658m (2004: £3,680m) largely reflecting lower cigarette volume sales and downtrading, partially offset by price increases. UK net sales increased 0.7% to £572m (2004: £568m) in spite of the impact of increased sales incentives (which are deducted from reported sales) versus 2004.

UK profit from operations was £284m (2004: £290m) – the increase in net sales through price increases, which offset lower volumes and downtrading, is further aided by lower operating costs arising from the lower volumes, restructuring savings and reduced sponsorship costs. This improvement is, however, more than offset by the higher UK exceptional charge in 2005 of £22m (2004: £9m).

-	Cigarette

Mayfair, which sells at a slight premium to competing value brands, continues to outperform in the growing value cigarette sector. Together with Benson & Hedges Silver and Sterling our value-for-money portfolio has grown its share of the value sector to 36.2% (2004: 35.2%). Stemming from the success of Sterling in the multiple grocers’ channel, we extended the distribution of the brand to the convenience and independent channels in January 2006.

In September, we introduced Benson and Hedges Gold 14s which has assisted in arresting the more recent share declines of the brand in the premium sector. Silk Cut’s share of the premium sector grew slightly to 19.4% (2004: 19.3%), following the introduction of new product packaging. Our leading share of the premium sector was 45.2% (2004: 46.5%).

The successful execution of our value sector strategy in recent years means that our sales profile by price sector – value: 57.6% (2004: 53.9%), mid-price: 7.7% (2004: 9.0%) and premium: 34.7% (2004: 37.1%) – was broadly in line with the market in 2005.

-	Cigar

Based on estimates of customs clearance data, total UK cigar market volumes declined by 6.5%, tempered by growth in the miniature cigar sector, which increased its share of the total market to 43.2% (2004: 41.1%).

We maintained our overall lead of the UK cigar market with a share of 46.1%. Merchandising and packaging innovations have grown our share of the miniature cigar sector to 35.8% (2004: 35.1%). In December, we introduced a new shelf-ready Hamlet merchandiser, which includes five tins each of Hamlet Miniatures, Hamlet Smooth, Hamlet Fine Aroma and Hamlet Filters. Hamlet Smooth, with new ‘10s in a tin’ packaging, was also launched during the year.

-	Tobacco

The UK handrolling tobacco market (“HRT”) grew by 5.0% (2004: 4.0%) in 2005, based on estimates provided by the Tobacco Manufacturers Association.

Our share of the HRT market reduced to 28.7% (2004: 29.7%), albeit at a more moderate rate of decline than in previous years. A slower rate of decline in market share of Old Holborn to 7.4% (2004: 8.8%) was partly offset by Amber Leaf – the market’s fastest growing HRT brand – which grew its share of the market to 18.5% (2004: 17.0%). The limited edition Amber Leaf ‘tins’ packaging assisted in re-affirming the brand’s innovative characteristics.

The small UK pipe tobacco market reduced by 4.1%. We continued to lead this market with 48.6% of consumer sales (2004: 48.6%).

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005

Europe
Our European cigarette volume sales declined by 6.1% to 42.5bn (2004: 45.3bn). Including the sales of singles in Germany, the division’s volumes were 44.5bn (2004: 45.6bn). The decline in cigarette sales is largely attributed to substantial market declines in Austria, Germany, Italy and Benelux as a result of increased taxation, an escalation of cross-border trade, lower UK tourist volumes and workplace smoking bans. These declines were, however, partially offset by volume growth in the Republic of Ireland, Spain and a number of markets within central and eastern Europe and sales following the acquisition of trademarks in Cyprus and Malta. Since the fourth quarter, some western European markets have experienced an increase in competitor activity in the value sectors, which has also led to an increase in downtrading. Management expects that these trends will continue in 2006.

In spite of these challenging conditions, our European operations delivered a robust performance in 2005, benefiting from price increases and reduced operating costs.

In the tobacco operations, market declines were largely mitigated by price increases and developing businesses in newer markets. We also gained through the significant success of our singles business in Germany, although the production of singles will be taxed as factory-made cigarettes from April 2006.

Total sales were £3,794m (2004: £3,836m) and net sales were £1,547m (2004: £1,553m), comprising: tobacco net sales – which increased 0.9% – of £448m (2004: £444m); and, distribution net sales – which declined 0.9% – of £1,099m (2004: £1,109m).

Europe profit from operations was £234m (2004: £245m) of which £186m (2004: £186m) arose from tobacco operations and £48m (2004: £59m) come from the distribution business.

Tobacco – Profit from operations reflects the trading position and the reduced level of exceptional charge of £0m (2004: £5m). The weaker trading reflects lower overall volumes as well as the change in mix of sales. In particular, 2005 has seen increased lower-margin volumes (particularly in EU accession and Balkan markets) and lower volumes in the higher-margin western European markets.

Distribution – Profit from operations reflects the trading position, offset by the increased level of exceptional charge of £10m (2004: £0m). The optical pricing parity for most of 2005 between vending and retail in Germany, together with lower operating costs, has alleviated some pressure on the lower-margin vending business. In addition, our associate, Lekkerland, has delivered stronger results before amortization of intangible assets. In spite of the reduced market size in Austria, earnings from the Austrian distribution business grew slightly, driven by increased operational efficiency and manufacturer price increases.

-	Tobacco

In spite of intensified competitor activity in some markets across the region, we outperformed cigarette market trends in a number of countries, notably in: Spain; Czech Republic; Romania; and, other EU accession markets, including Slovakia and Hungary.

The underlying duty-paid Austrian cigarette market – after eliminating the impact of the phasing of trade sales – declined by around 10%, primarily due to increased cross-border trade from new EU member states.

We maintained our leading position in Austria, but with an anticipated reduction in market share to 42.9% (2004: 45.2%). Following the repositioning of Memphis Classic to a higher price point, Memphis house’s market share declined to 25.4% (2004: 27.0%). However, in January 2006, competition in the value price sector increased sharply. We reduced the prices of Ronson, B&H Red and Smart. The Austrian government is currently reviewing the duty regime.

The total cigarette market in the Republic of Ireland increased by 1.8%, partly assisted by the phasing of trade sales ahead of price increases. We estimate that the underlying market was broadly flat, reflecting a return to more stable market conditions following the initial nine-month impact of the ban on workplace smoking that was introduced in March 2004. We maintained our lead of the cigarette market with a share of 49.0% (2004: 49.1%), underpinned by a strong performance from Benson & Hedges Gold, which grew its share to 20.4% (2004: 19.8%).

In Germany, the total duty-paid factory-made cigarette market declined by 14.7% due to substantial excise tax increases, heightened cross-border trade and the growth of singles.

Our share of the singles sector was 9.1% in December 2005 (2004: 2.1%). Management does not expect the removal of the tax advantage, this year, to have a material negative impact on our profitability.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005

The private label cigarette sector’s share of the total market declined to 15.3% (2004: 16.9%), mainly as a result of the growth of singles. We maintained our lead of the sector with a share of 50.5% (2004: 50.1%) . Our branded cigarette market share declined moderately to 0.6% (2004: 0.7%).

The French total duty-paid cigarette market broadly stabilised, following the substantial tax hikes in the preceding year, with volumes down 0.2% . Our share of the market reduced to 2.8% (2004: 3.1%) . Our higher-margin Benson & Hedges Metal range maintained its share stable at 1.6%, which partly offset share losses in the value sector from the Reynolds-Gallaher International brand portfolio.

Following the successful introduction of Benson & Hedges cigars earlier in the year, we increased our share of the French cigar market to 1.5% (2004: 1.2%) .

In Italy, increased smoking restrictions, which came into effect in January 2005, were a factor in the 6.5% decline of the total duty-paid cigarette market. Increased competition in the value sector meant that our market share reduced to 4.0% (2004: 4.9%) . However, our share improved in the second half of the year owing to Benson & Hedges American Blend share gains. Old Holborn grew its share of the growing tobacco market to 11.6% (2004: 10.3%), increasing its volume sales by 33.7% .

In Spain, the duty-paid cigarette market remained broadly stable. However, during 2005 there was an acceleration in consumers downtrading to lower-priced cigarettes. Our market share – driven by brands such as Austin, Benson & Hedges American Blend and Ronson – increased to 2.2% (2004: 1.7%) . CITA, led by its main brand Coronas Blond, grew its share to 4.1% (2004: 3.6%) . Competition has further intensified, however, following significant price movements, repositioning of brands and duty absorption by a number of competitors in 2006.

In the Canary Islands, our share of the cigarette market declined to 7.6% (2004: 8.1%) and CITA grew its share to 22.4% (2004: 20.3%) .

Western European tourist volumes were significantly lower in the year and it is unlikely that they will fully return to previous levels. For instance, in Belgium, sales to UK tourists were down by as much as 40.7%, and in the Netherlands, UK tourist sales were down by 28.2% . Our lower volumes were, however, largely offset by incremental sales of Benson & Hedges and Silk Cut in Malta and Cyprus, following the acquisition of the trademarks from BAT in April.

We made further advancements in central and eastern Europe, growing our EU accession and Balkan market volumes by 29.5% to 9.5bn (2004: 7.3bn) .

In the Czech Republic, we increased our share to 6.6% (2004: 1.8%) . Our moderate share decline in the second half (to 6.2% from 7.0% in 2005 H1) was attributed to management’s decision to raise the price of Ronson. LD, which was launched earlier in the year, continues to make good progress.

In Hungary, we have quickly established an estimated share of 1.8% following LD’s launch in May. In Slovakia, the successful introduction of Smart in the value sector has driven our estimated total market share to 6.4% (2004: 1.6%) .

In Romania, where we have established an on-shore manufacturing facility at the end of 2004, we grew cigarette volume sales (including duty-free) by 34.0% . Our share of the domestic market (excluding duty free) reached 3.2% in December, driven by the success of St George, Ronson and LD.

We recently acquired land and buildings in Turkey for the purpose of establishing on-shore manufacture.

-	Distribution

Our distribution businesses – Tobaccoland Austria (“TOBA”), ATG and the associate Lekkerland (primarily made up of the German convenience business) – were affected by cigarette market declines in both Austria and Germany.

In Austria, the ongoing focus on operational costs at TOBA and price increases in the premium cigarette sector offset the impact of the total market decline.

ATG – the German vending company in which we have a 63.9% holding – was also affected by unfavourable market conditions. These were, however, partly mitigated by an outperformance of the branded cigarette

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005

sector (decline of 13.0%) versus the market (decline of 14.7%), optical pricing parity between vending and retail channels for premium brands for eight months of the year and by a continued focus on operational cost reduction.

In recognition of new legislation being introduced in 2007, it is planned that the ATG vending machine park will be rationalised from c.140,000 to c.100,000 machines.

In spite of the lower German cigarette market, Lekkerland – the associate in which we have a 25.1% holding – had a robust performance, boosted by the contribution of Lekkerland Europa.

Commonwealth of Independent States
Commonwealth of Independent States (“CIS”) sales increased 16.3% to £476m (2004: £409m), and net sales increased 15.9% to £356m (2004: £307m), in spite of increased sales incentives, reflecting the increased volume sales, price increases and continued sales mix improvements.

The CIS is a region of strengthening economies and our strategy to exploit our strategic brand portfolio – with an ongoing focus on lowest cost production and improved product mix – continues to deliver profitable volume growth.

Our CIS volume sales increased by 6.5% to 97.0bn cigarettes (2004: 91.0bn), in spite of excise duty increases in both Russia and Ukraine and manufacturer price increases across the region.

We grew our strategic cigarette brands’ volume sales in the region by 30.5% to 36.6bn (2004: 28.0bn) . LD increased its volume sales by 24.5%, Sovereign by 21.4% and Sobranie by 47.8% . After identifying Ronson as a key regional value proposition at the end of the first half, the brand grew in-market sales to 1.4bn cigarettes.

We grew our estimated total CIS region market share to 16.9% (2004: 16.1%).

CIS profit from operations increased 17.9% to £67m (2004: £57m), with the Group’s significant increase in investment behind its brands and sales forces partly offsetting the increase in volumes, price increases and continued sales mix improvements.

-	Russia

We estimate that the total Russian cigarette market grew by 1% in the year.

The shares of retail sales accounted for by each price sector were: higher-priced: 33.6% (2004: 30.2%); intermediate-priced: 57.9% (2004: 58.7%); and, lower-priced: 8.5% (2004: 11.1%).

We grew our share of the total cigarette market to 16.9% (2004: 16.4%). This share gain was driven by the success of a variety of our brands across all price sectors. In spite of price increases, LD delivered a robust performance in the value sector, with its share of the market stable at 5.3% (2004: 5.3%).

Due to increased marketing efforts, mid-priced Sovereign increased its share of the market to 0.5% (2004: 0.4%). Golden Deer, Shanghai Tobacco Group’s brand which we produce under license, continues to perform in line with expectations.

Sobranie Slims drove our share of the premium sector to 4.7% (2004: 4.0%). Following the successful launch of Sobranie Red and Sobranie Blue in eight A-strata cities (where the population exceeds one million people), a full national roll-out is planned for March 2006.

Reflecting our improvement in sales mix, our share of the higher-priced sector grew to 4.2% (2004: 3.7%) and our share of the intermediate-priced sector grew to 25.9% (2004: 24.5%).

-	Kazakhstan

In Kazakhstan, we grew our share of the total cigarette market to 37.1% (2004: 35.1%). Sovereign reaffirmed its position as the leading brand in the market, attaining a record share of 17.9% in December 2005 (2004: 16.0%) – underpinned by the ongoing success of the ‘Golden Fever’ campaign which is reaching more cities across the country.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005

LD maintained its position as the largest value-for-money brand, growing share to 10.3% (2004: 9.3%) . Higher-priced Sobranie achieved 4% market share for the first time in December 2005, assisted by the successful launch of Sobranie Classic Slims in the third quarter of the year.

Our export volumes to neighbouring countries – including Kyrgyzstan, Mongolia and Armenia – reached a record 1.6bn cigarettes in the year. In Kyrgyzstan, we grew our estimated share of the market to 17.7% (2004: 15.5%), further leveraging the ‘Golden Fever’ campaign and Sovereign’s English heritage.

-	Ukraine

The overall cigarette market continued to benefit from improved product mix during the year. The shares of retail sales accounted for by each price sector were: higher-priced: 26.7% (2004: 24.7%); intermediate-priced: 63.8% (2004: 63.2%); and, lower-priced: 9.5% (2004: 12.1%).

We grew our share of the total cigarette market in Ukraine to 16.2% (2004: 14.5%). LD, Level and Ducat delivered strong performances in the intermediate-priced sector, and the successful launch of Ronson assisted in increasing our share of the sector to 22.9% (2004: 20.0%).

Our share of the higher-priced sector increased to 1.6% (2004: 1.4%), driven by a good performance from Sobranie Slims.

Rest of World
Rest of World (“RoW”) sales grew by 50.6% to £286m (2004: £190m), and RoW net sales increased 7.8% to £128m (2004: £119m), in spite of increased sales incentives. These movements reflect the increased volumes, a change in sales mix and price increases.

In the RoW division, we defended our mature position in Sweden and enhanced our presence in northern Europe and Asia Pacific.

We achieved strong cigarette volume growth in Poland, Denmark, Lithuania and Nigeria, more than offsetting weaker volumes in the Middle East and Guinea. With Swedish cigarette volumes some 4% higher due to the phasing of trade sales ahead of a tax increase in January 2006, RoW total volume sales increased 7.0% to 14.8bn cigarettes (2004: 13.8bn) .

RoW profit from operations was £31m (2004: £26m) – the increase reflecting trading improvements and a stable exceptional charge of £3m (2004: £3m).

In Poland, the operation moved into profit in 2005 in line with expectations. This, along with a good performance in Sweden and some manufacturer price increases, has more than offset the initial investments in Denmark, Lithuania and South Africa.

-	Scandinavia and the Baltics

In Sweden, the underlying market for duty-paid cigarettes declined by around 1%. Although a nationwide public smoking ban came into force on 1 June 2005, it is still too early to ascertain the effect on the total cigarette market.

We defended our leading position with market share (excluding distributed brands) of 39.1% (2004: 39.5%). The 25s variant continues to bolster Level’s performance, which increased its share of the market to 6.4% (2004: 4.9%). As anticipated, Blend reduced its share to 17.6% (2004: 18.5%) and Right maintained share broadly stable.

We estimate that the snus market in Sweden was broadly stable. According to official customs data, our share of the market grew to 5.4% in December 2005 (2004: 2.7%), following the successful introduction of LD Red in August. Since then, we have launched LD Blue (Juniper flavour) and LD Gold (traditional flavour) at the same price point as LD Red, offering a fuller portfolio of flavours to the value snus consumer.

In the first quarter of 2005, we launched LD into the Danish cigarette market. Our share of the market in the three months to November was 5.1%.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005

We consolidated our position in the Estonian cigarette market, maintaining share broadly stable at 27.2% (2004: 27.3%) . LD and Vermont both delivered excellent performances, offset by declines from our local brand – Leek. In Lithuania, St George has successfully driven our share to 14.9% (2004: less than 1%) of the total cigarette market.

-	Poland

In Poland, we grew our share of total industry shipments to 7.3% (2004: 5.6%). LD continued to take share at higher prices, and we further developed the brand’s image through a consumer loyalty promotion that was run over the summer months. In May, we launched Ronson into the low-price sector such that for the full year the brand achieved a 1.3% share of the market. After launching the slims variants LD Blue and LD Red at the end of 2004, LD Slims achieved a 1.8% share of the value sector in 2005. Our share of the premium sector is now around 1%.

-	Africa and the Middle East

Our Africa and Middle Eastern volumes declined to 3.4bn cigarettes compared to 4.9bn in 2004, owing to the reduction in sales in Guinea and the termination of a distribution agreement in the Middle East.

In Nigeria, we grew our cigarette volume sales by 58.3%, largely attributed to an excellent performance from Dorchester Menthol.

In South Africa – less than one year into the venture – we are establishing a meaningful sales and distribution infrastructure. With a sales weighted distribution of only 20%, we attained a total market share of 1% in December, primarily through our LD brand.

-	Asia Pacific

Including the China licensed brand, our Asian cigarette volumes increased 9.3% to 540m (2004: 494m) with notable gains in Japan, Singapore and regional duty-free.

In China, Memphis, produced under license by Shanghai Tobacco Group, is performing in line with expectations. The China National Tobacco Import Export Company granted permission for Gallaher to import LD into the market – alongside existing imports of Sobranie – during the year, and both brands are performing well.

In Singapore, we have begun construction of a small manufacturing facility that is due for completion by the end of 2006.

Analysis of other Group Income Statement Headings

Finance costs
Lower net finance costs of £100m (2004: £114m) reflect: positive cash flows; lower average borrowing costs; a net financing credit on retirement benefit schemes of £9m (2004: £7m); and, an IAS 39 mark-to-market credit on interest rate derivatives of £6m (2004: £6m). The average borrowing cost during 2005 was 5.6% (2004: 5.8%) – the reduction brought about primarily through incremental costs in 2004 associated with bond refinancing and a change in the currency mix towards cheaper dollar-denominated debt in 2005.

Profit before tax

Profit before tax was £516m (2004: £504m). The positive impact of trading improvements and lower interest charges were partly offset by higher exceptional charges of £35m (2004: £17m) relating to the restructuring of our European operations.

Taxation

The tax charge of £144m (2004: £142m), which excludes tax attributable to joint ventures and associates, represents an effective rate of 28.0% (2004: 28.1%) . This rate is distorted through the low effective tax credit applicable to the higher exceptional charges in 2005. Removal of intangible amortization charges and exceptional charges (net of tax)

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005

result in an adjusted effective rate of 26.8% (2004: 27.6%) . This reduction is primarily a result of the change in the corporate tax rate in Austria, reducing from 34% to 25% from 1 January 2005.

Returns to shareholders (Profit After Tax and Minority Interests)

After minority interests of £3m (2004: £4m), reported earnings attributable to equity shareholders were £369m (2004: £358m), and – following a 0.2% increase in the weighted average number of shares in issue – basic earnings per share were 56.5p (2004: 55.0p) .

Dividends

Our board recommends a final dividend of 22.9p per ordinary share, amounting to a total dividend for the full year of 33.5p per ordinary share (134.0p per ADS). This represents an increase of 6.3% over the 2004 dividend of 31.5p per ordinary share (126.0p per ADS). Subject to shareholders’ approval at our AGM on 10 May 2006, the final dividend will be paid on 23 May 2006 to all ordinary shareholders on the register at close of business on 17 March 2006. For ADS holders, The Bank of New York will convert the 91.6p ADS final dividend into US dollars, and distribute it to ADS holders on 30 May 2006.

Our board declared an interim dividend of 10.6p per ordinary share, an increase of 6.0% over the 2004 interim dividend of 10.0p. This dividend was paid on 22 November 2005, to all shareholders on the register at close of business on 23 September 2005. For ADS shareholders, The Bank of New York converted the 42.4p ADS dividend into US dollars, and distributed it to ADS holders on 30 November 2005.

Liquidity and Capital Resources

Cash Flow Analysis

Other than changes to operating results, fluctuations in operating cash flows are caused primarily by changes in the level of working capital. This in the main is due to changes in the country specific rules and regulations governing the timing, level and nature of tobacco duty payments, and our actions to respond to these changes.

2005 v 2004

Cash generated from operations before exceptional items was £733m (2004: £770m) including a reduction in working capital of £16m, compared to a reduction of £82m during 2004.

In total, inventories fell by £5m, mainly reflecting further reductions in leaf stocks, with a reduction in work in progress offset by an increase in finished goods – reflecting timing differences in usage of duty-paid tax stamps. Trade and other receivables increased by £10m, largely resulting from higher selling prices partially offset by lower volumes in higher duty markets. Trade and other payables increased by £21m, mainly reflecting improved supplier payment terms and higher accruals.

After cash costs relating to the exceptional charges of £33m (2004: £15m), taxation payments of £143m (2004: £90m) and dividends received from joint ventures and associates of £15m (2004: £10m), net cash from operating activities totalled £572m (2004: £675m).

The increase in taxation payments primarily reflects tax assessments in Austria being brought into line with current levels of profitability.

Net interest payments of £119m were £5m lower than 2004, mainly due to lower average borrowings.

Capital expenditure of £103m reflects the continuing investment in production machinery and merchandising equipment. Disposal proceeds of £21m include £15m received from the sale of the Dublin former factory site.

Expenditure on intangible assets and acquisitions of £75m mainly reflects the purchase of Benson & Hedges and Silk Cut trademarks in Malta and Cyprus and Silk Cut trademark in Lithuania, which the Group acquired from British American Tobacco in April 2005.

Net debt at 31 December 2005 was £2,136m – a reduction of £98m compared to the position at 31 December 2004. The decrease was attributable to a cash inflow of £90m, favourable exchange rate movements – amounting to £4m – on Gallaher’s euro and US dollar denominated financial liabilities, and IAS 39 fair value adjustments of £4m.

The Group’s average net debt during the year was £2,077m (2004: £2,229m).

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005

In January 2005, the Group repaid a €900m bond using the proceeds of an €800m bond issued in June 2004 and internal cash flow.

In June 2005, the Group increased the amount of its committed syndicated revolving bank facility from £500m to £1,000m and extended the maturity date to June 2010. The financial covenants under the facility remain unchanged.

The weighted average maturity of committed debt at the end of 2005 was 3.7 years (2004 year-end: 4.1 years).

The Group’s debt ratings from Moody’s Investor Service Limited and Standard & Poor’s remain unchanged at Baa3 with stable outlook and BBB with stable outlook respectively.

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

We hold or issue financial instruments to finance our operations and to manage the interest rate and foreign exchange risks arising from operations and from our sources of finance. Details of the financial instruments we held at the year end are disclosed in note 20 to the financial statements.

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

Current financing arrangements

Our principal sources of financing in 2005 have been bond issues, bank borrowings and retained profits. It is our policy to maintain sufficient committed borrowing facilities, with a mix of long and short term debt, to enable us to meet our business objectives.

At the year end, bond issues amounted to £1,999m, comprising a £250m bond maturing in February 2013, a £300m bond maturing in May 2009, a €375m bond maturing in August 2008, a €750m bond maturing in October 2006, a €800m bond maturing in June 2011, and a European medium term note amounting to £100m maturing in March 2006. In addition, at the year end, the Group’s committed bank facilities comprised amortising term loans of €231m with a final repayment date in 2007 and a syndicated revolving facility of £1,000m maturing in June 2010.

The weighted average maturity of committed debt at the year end was 3.7 years (2004: 4.1 years). The available headroom under the committed bank facilities at the year end was £925m.

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

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005

the committed syndicated bank facility. In the event that both credit ratings are subsequently raised or reaffirmed to BBB minus and Baa3, respectively, the additional interest no longer accrues from the next interest period.

We look to maintain stable credit ratings by closely monitoring cash flow to net debt ratios which we regularly reviewed against rating agency guidelines.

IAS 19 adjusted EBITAE interest cover (a key performance measure for our senior management) – combining both interest and operating components of IAS 19 into a net pension expense within EBITAE – was 5.9 times.

Reconciliation of IAS 19 adjusted EBITAE interest cover

2005
£’m
Operating profit	599
Profit before taxation of joint ventures and associates	20
Net retirement benefits financing income	9
Amortization – excluding amortization of investment in own shares	19
Exceptional charges	35

Earnings before interest, tax and amortization, and exceptional charge (EBITAE)	682

Net finance costs	115

IAS 19 adjusted EBITAE / Interest cover	5.9 times

The only financial covenants applying to our facilities relate to the committed revolving bank facilities. These require us to maintain interest cover above 3.5 times based on IAS 19 adjusted EBITDAE and net debt below a multiple of IAS 19 adjusted EBITDAE of 3.5 times. We continue to comply with all borrowing obligations and financial covenants have been satisfied with an IAS 19 adjusted EBITDAE interest cover at 6.5 times and a net debt multiple of 2.8 times at 31 December 2005.

Reconciliation of IAS 19 adjusted EBITDAE interest cover and net debt multiple

2005
£’m
Operating profit	599
Profit from operations of joint ventures and associates	22
Depreciation	79
Net retirement benefits financing income	9
Amortization – excluding amortization of investment in own shares	19
Exceptional charges	35
Earnings before interest, tax,depreciation, amortization and exceptional charges (EBITDAE)	763
Net finance costs	115
Interest in joint ventures and associates	2
Total net finance costs	117
IAS 19 adjusted EBITDAE / Interest cover	6.5 times
Net Debt excluding derivative financial instruments, fair value adjustments and accrued interest	2,104
Net Debt / IAS 19 adjusted EBITDAE	2.8 times

The following table summarises certain of our contractual obligations at 31 December 2005 and the effect such obligations are expected to have on our liquidity and cash flow in future periods.

	Payments Due

						Later
Contractual Obligations	2006	2007	2008	2009	2010	Years	Total

Long Term Debt
Sterling (£m)	100	-	1	300	75	250	726
Euros (€m)	750	146	375	15	-	800	2,086
Swedish Krona (SEKm)	125	125	-	-	-	-	250
Operating Leases
Sterling (£m)	9	5	5	3	3	44	69
Unconditional Obligations
Sterling (£m)	17	-	-	-	-	-	17

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005

We do not have a contractual obligation to fund pension contributions. However, we do and have made payments in the past. The latest agreed contribution rates (as a percentage of pensionable pay) for the material funded schemes are as follows: UK: 31% plus £10m per annum, Austria: 13.9% per annum and Republic of Ireland: 6.0% per annum. The additional £10m contribution in the UK scheme relates to a current deficit in the scheme. Additional payments will be made to the schemes, where necessary, to address any funding strains.

In summary we believe that we have adequate financial resources to satisfy current operational requirements. Please refer to Note 20 of our financial statements for full details of the maturity profile of our borrowings and information on our material undrawn sources of capital.

Capital commitments

As at 31 December 2005 contracts placed but not provided for in the financial statements were £17.0m (2004: £1m). These commitments relate mainly to plant and machinery and merchandising units. We expect to meet future capital commitments from our internal cashflows and existing facilities.

We expect our capital expenditure to be between £140m and £170m in 2006.

Off balance sheet arrangements

Under IFRS, guarantees that are disclosed as contingent liabilities, are not normally regarded as ‘off balance sheet arrangements’.

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

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005

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

(a) Estimated impairment of goodwill and other intangible assets
The Group tests annually whether goodwill and other long-lived intangible assets have suffered any impairment in accordance with the accounting policy stated in note 1 of the consolidated financial statements. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates (note 12 of the consolidated financial statements). As at 31 December 2005, the headroom for value-in-use above the carrying value of goodwill on each material unit of acquired goodwill exceeds 10%. As such, it is not felt that a reasonably possible change in any single assumption on which management has based its determination of the value-in-use would cause the material units’ carrying amounts to exceed their recoverable amounts.

Under US GAAP an impairment loss is indicated only when the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows.

(b) Income taxes
The Group is subject to tax in numerous jurisdictions and significant judgement is exercised in determining the provision for taxes in each fiscal territory. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The group recognises probable liabilities for anticipated tax issues based upon an estimate of whether additional tax will be due. Where the final outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

(c) Retirement Benefits
Costs relating to the various defined benefit pension schemes operating within the group are accounted for using methods that rely on actuarial estimates and assumptions to arrive at costs and assets or liabilities for inclusion in the accounts. The assets and liabilities of the scheme are included in the balance sheets of the entities to which the schemes relate and, on consolidation, in the Group balance sheet. The income statement components of the annual pension scheme movements are derived from the increase in the liability to pension scheme members of a further year of service, an interest cost relating to the unwinding of the discount used in arriving at the present value of that expected liability and an estimated return on the assets held by the scheme based on assumptions taken at the previous year end.

At the end of each year, the value of the assets and liabilities that comprise the scheme is ascertained and the difference between the actual and expected position (as derived from the income statement entries) is taken through the Statement of Recognised Income and Expense and hence the reserves of the entity that operates the scheme. If the markets in which assets held by the pension scheme decline, substantial deficits may arise and may reduce the ability of a company to pay dividends.

The Group takes advice from independent actuaries as to the appropriateness of the assumptions we use. However, it is important to note that relatively small changes in the assumptions we use can have a significant effect on the income statement and balance sheet pension components.

Details of the key assumptions used to derive the amounts disclosed in relation to retirement benefits are set out in note 21 to the financial statements. Management regards the key valuation driver to be the discount rate, which over the last three years has moved by less than 1% in aggregate. As at 31 December 2005, a movement of 0.1% on the discount rate would give rise to a movement of £16m on the present value of accrued retirement benefit liabilities.

Recently issued US accounting pronouncements

SFAS123(R): Share-based payment

SFAS123(R) was issued in December 2004 and is effective for the first annual reporting period that starts after 15 June 2005. It supersedes APB Opinion 25, Accounting for Stock Issued to Employees. SFAS123(R) is concerned with how

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005

to account for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. The main effect of this revised standard is a move from an intrinsic value method to a fair value based method. We currently use the Black-Scholes model for disclosure in Note 24, “Share Capital”. We will use the modified prospective application transition method. We are still studying the impact of applying the various provisions of SFAS No. 123(R).

In March 2005, the SEC issued Staff Accounting Bulletin No. 107, “Share-Based Payment” (“SAB No. 107”). SAB No. 107 provides guidance on the initial implementation of SFAS No. 123(R). In particular, the statement includes guidance related to share based payment awards with non-employees, valuation methods and selecting underlying assumptions such as expected volatility and expected term. It also gives guidance on the classification of compensation expense associated with SBP awards and accounting for the income tax effects of SBP awards upon the adoption of SFAS No. 123(R). We are currently assessing the guidance provided in SAB No. 107 in connection with the implementation of SFAS No. 123(R).

SFAS154: Accounting changes and error corrections

SFAS154 was issued in May 2005 and is effective for fiscal years beginning after 15 December 2005. This statement replaces APB Opinion 20, Accounting Changes, and SFAS 3, Reporting Accounting Changes in Interim Financial Statements. SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application as the required method for reporting a change in accounting principle. SFAS No. 154 provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and for reporting a change when retrospective application is impracticable. SFAS No. 154 also addresses the reporting of a correction of an error by restating previously issued financial statements. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We will be adopting this pronouncement beginning in our fiscal year 2006.

SFAS155: Accounting for certain hybrid financial instruments

In February 2006, the FASB issued SFAS 155 ‘Accounting for certain hybrid financial instruments’ an amendment of SFAS 133 and 140. SFAS 155 nullifies the guidance from the FASB’s Derivatives Implementation Group (DIG) in Issue D1, Application of Statement 133 to Beneficial Interests in Securitized Financial Assets, which deferred the application of the bifurcation requirements of SFAS 133 for certain beneficial interests. SFAS 155 provides a fair value measurement option for certain hybrid financial instruments that contain an embedded derivative that would otherwise require bifurcation and requires that beneficial interests in securitized financial assets be analysed to determine whether they are freestanding derivatives or whether they are hybrid instruments that contain embedded derivatives requiring bifurcation. SFAS 155 also provides clarification on specific points related to derivative accounting. SFAS 155 is effective for fiscal years beginning after 15 September 2006. The Group does not currently expect SFAS 155 to have a material impact on its financial position, results of operations or cash flows.

Recently issued IFRS accounting pronouncements

At the date of authorisation of these financial statements there were a number of international standards and interpretations that, although issued, were not yet effective or applied by the Group. These were IFRS 6 ‘Exploration for and Evaluation of Mineral Resources’, IFRS 7 ‘Financial Instruments: Disclosures’ and the related amendments to IAS 1 ‘Presentation of Financial Statements’ on capital disclosures, IFRIC 4 ‘Determining whether an Arrangement contains a Lease’, IFRIC 5 ‘Right to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds’, IFRIC 6 ‘Liabilities Arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment’, IFRIC 7 ‘Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies’, IFRIC 8 ‘Scope of IFRS 2’ and IFRIC 9 ‘Reassessment of Embedded Derivatives’.

The changes arising from the adoption of these standards and interpretations in future periods are not expected to have a material impact on the financial statements of the Group.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005

ITEM 6   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A	Directors and Senior Management

The following is a list of executive and non-executive directors.

John Gildersleeve, aged 61 (2)
 Chairman
Appointed in May 1997, he became non-executive chairman in March 2004. As the former commercial and trading director of Tesco PLC (from which he retired in March 2004) he has extensive international commercial experience. He is also non-executive chairman of The Carphone Warehouse Group PLC and non-executive deputy chairman of EMI Group plc.

Sir Graham Hearne CBE, aged 68 (1) (2) (3)
Non-executive deputy chairman and senior independent director
Appointed in May 1997. He is non-executive chairman of Braemar Seascope Group PLC and Catlin Group Limited and a non-executive director of N.M. Rothschild & Sons Ltd and Rowan Companies, Inc.

Nigel Northridge, aged 50 (5)
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

Ronnie Bell, aged 56 (3) (4)
Non-executive director
Appointed in March 2004. His executive career was spent with Kraft Foods, Inc., where he gained extensive experience in international brand development and distribution, with a European focus. He is a non-executive director of Northern Foods Plc, The Edrington Group Limited and Ansell Limited.

Alison Carnwath, aged 53 (1) (2) (3)
Non-executive director
Appointed in January 2003. She is a chartered accountant with extensive experience in merchant banking and commerce. She is a non-executive director of Land Securities Group PLC, Man Group Plc, Friends Provident Plc and Dwr Cymru Cyfyngedig.

Richard Delbridge, aged 63 (1) (3)
Non-executive director
Appointed in January 2002, having been finance director of National Westminster Bank plc, and prior to that group finance director of HSBC Holdings plc. He is a chartered accountant and was a member of the Smith Committee, which was responsible for the recommendations that led to audit-related changes in the combined code in 2003. He is a non-executive director of JP Morgan Cazenove Holdings, Tate & Lyle PLC and Fortis Group.

James Hogan, aged 49
Non-executive director
Appointed in May 2005, he is president and chief executive of Gulf Air and vice chairman of the Bahrain Hotels Company. Prior to that, he has worked for, amongst others, Hertz International, Forte Hotels Limited and BMI British Midland.

Nigel Dunlop, aged 49 (4) (5)
Group operations director
Appointed a director in January 2003, having held a variety of senior operational positions since joining Gallaher in 1980. He has been responsible for operational restructurings, and the Group’s focus on cost and cash efficiency.

Neil England, aged 51 (5)
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

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005

Stewart Hainsworth, aged 37 (5)
 Group commercial director
Joined Gallaher in 2000 upon the Company’s acquisition of Liggett-Ducat, of which he was general director. He was appointed to the board on 1 October 2004 and has responsibility for the CIS, developing markets and the northern European region. He qualified as an accountant with BDO Stoy Hayward in 1993.

Mark Rolfe, aged 47 (5)
Group finance director
Joined the Company in 1986 and held a number of senior finance positions before being appointed a director in 2000. He is a chartered accountant and was previously with Coopers & Lybrand.

Key (use symbols as appropriate):

(1)	Audit committee
(2)	Nomination committee
(3)	Remuneration committee
(4)	Corporate responsibility committee
(5)	Management committee

B	Compensation

Introduction   This report from the remuneration committee (the “committee”) sets out our remuneration policy, and details the remuneration of our directors for the year ended 31 December 2005. It has been prepared in accordance with the Companies Act 1985, directors’ remuneration report regulations 2002 (the “regulations”) and to meet the relevant requirements of the listing rules of the UK Listing Authority. The report also describes how the principles of good governance, which the committee has adopted, relating to directors’ remuneration contained in the combined code published in July 2003 (the “code”) have been applied. The committee has also taken account of the recent guidelines and principles published by organisations representing institutional shareholders as appropriate. The report has been approved without amendment by the board for submission to shareholders. It should be read in conjunction with our corporate governance statement.

The committee   The committee is chaired by Sir Graham Hearne and during 2005 comprised the following independent non-executive directors (code, supporting principle B.2.1): Ronnie Bell (from 3 May 2005); Alison Carnwath; Richard Delbridge; and Tony Portno (until his retirement on 11 May 2005). No member of the committee has any personal financial interest, other than as shareholders, in the matters addressed in this report. During the year the committee met five times. There was full attendance at all meetings.

Terms of reference (code, main principle B.2) These comply with the code and are published on our website (code, supporting principle B.2.1) . They provide clear guidance, establish formally the constitution of the committee, and set out the framework within which the committee operates.

While the board is ultimately responsible for the framework and scale of executive remuneration, the committee has responsibility, delegated by the board, for determining the salaries, incentives and other benefit arrangements of executive directors, including pension provision and any severance payments. It is also responsible for monitoring the level and structure of remuneration for our heads of business units below board level (code, supporting principle B.2.2) . The committee’s approach is to be fully consistent with the our overall philosophy that all employees globally should be competitively rewarded to attract and retain their valued skills in the business, and to support our corporate strategy, by directly aligning executive and senior management’s remuneration with our strategic business goals. In doing so, the committee has paid careful regard to the appropriate balance between the fixed and variable elements of pay (code, main principle B.2). The committee also oversees our employee share schemes.

Attendees Our chairman, John Gildersleeve, and chief executive, Nigel Northridge, attend meetings by invitation to address questions raised by the committee, together with the company secretary and general counsel, Tom Keevil, who acts as secretary to the committee. However, they are specifically excluded from any discussions concerning details of their own remuneration (code, main principle B.2).

Assistance Following the review of its advisers in 2004, the committee decided for 2005 onwards to retain Deloitte & Touche (“Deloitte”) to provide independent remuneration advice on an ongoing basis (code, supporting principle B.2). The committee sets the remuneration package principally, but not solely, based upon the advice that it receives. Representatives from Deloitte attend committee meetings when required and this occurred on one occasion in 2005. During 2005, a comprehensive benchmarking exercise relating to all senior executives’ remuneration was undertaken to

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005

ensure the overall remuneration package reflected not only the committee’s policy on remuneration but was not inconsistent with current market practice. The review was underpinned via participation in four surveys undertaken by: Hays; Monks; Towers Perrin; and, Mercers. Deloitte were then retained to help interpret, analyse and provide advice on the outcome as appropriate. Support and advice was also provided in relation to this exercise, amongst other matters, by the group human resources function working with the group head of performance and reward. During 2006, this review process is to be extended further into the global organisation. When reviewing its policy during 2006 the committee will take account of the outcome of that process. Deloitte also advised us on a number of unrelated tax matters and provided organisational consulting services in 2005.

Remuneration policy statement   In an ever increasingly competitive environment and with an enlarged international spread of operations, it is of paramount importance that we should be able to attract, retain and motivate people of the highest quality throughout the Company. We believe that the level of remuneration and other benefits must be set appropriately to achieve this in each commercial and operational division. The committee’s approach is to maintain a remuneration policy which is consistent with our objectives and which is kept under review in light of emerging best practice and market conditions. Accordingly, the policy aims to attract, retain and motivate high calibre senior executives, align executive rewards with shareholder value creation, motivate executives to achieve appropriate performance levels and take into account both individual and company performance. Accordingly, the committee’s view is that performance targets that would enable the achievement of maximum performance related payouts in any one year under bonus schemes and long-term incentive plans (“LTIPs”) not only have to reflect the creation of significant shareholder value but need to be robust. Accordingly, the committee liases closely with the audit committee members when evaluating proposed performance targets (in accordance with ABI guidelines, principle 4).

We also seek to align the interests of shareholders and employees at all levels by giving employees opportunities and encouragement to build up shareholdings in Gallaher Group Plc. Employees are encouraged to build up shareholdings in Gallaher Group Plc through participation in our savings related share option scheme. This scheme or similar arrangements are open to the majority of European employees and share participation was extended to employees within the CIS during 2004. UK employees can also participate in an Inland Revenue approved share incentive plan (the “SIP”) and a bonus scheme related to earnings per share (“EPS”) performance. A significant proportion of employees eligible to participate in these schemes take advantage of the opportunity to do so. The committee believes this policy is in compliance with that laid down under code, main and supporting principles B.1.

Policy on executive remuneration   As defined in the remuneration policy statement, the remuneration package for executive directors and heads of business units below board level is intended to attract and retain high quality executives, instil loyalty and motivate them to achieve a high level of corporate performance in line with the best interests of shareholders and the principles of the code while not being excessive. It is also intended to be in line with our overall policy on pay and benefits and, as we continue to extend our business internationally, account is taken of market practices outside the UK where the scope of a particular executive’s role warrants this approach. It is the present intention of the committee that, for 2006 and subsequent years, our policy on the remuneration of senior executives will remain within the above guidelines, but this will be kept under review.

In addition to reviewing market data provided by the senior executive surveys referred to above, the committee also took into account the levels of awards to our UK employees, managers and our heads of business units below board level in determining senior executive remuneration levels.

In determining policy and giving effect to it, the committee currently also reviews the remuneration practices of other FTSE-100 companies of a similar size and complexity, including an industry comparator group of companies operating in the tobacco and consumer goods sectors. The make up of that group is reviewed by the committee, at least annually, with the assistance of Deloitte, to ensure that our practice remains aligned with the appropriate comparator group (code, supporting principle B.1).

Summary of executive benefits   The remuneration package for executive directors and heads of business units below board level consists of basic salary, annual bonus, LTIPs and pension and other benefits. The basic salary, pension, medical and life assurance elements of the executive remuneration package are fixed. By contrast, annual cash bonuses and awards under the long-term incentive plans are related to our performance and of the directors and the heads of the business units. It is our policy to ensure that a significant portion of the total potential reward is earned via the performance-based schemes. For executive directors, during 2005 approximately 60% of the total value of the remuneration package was targeted to be performance related with the ratio rising to approximately 75% for outperformance (code, supporting principle B.1.1) .

Base salary   Base salary is reviewed annually and determined by reference to individual responsibilities, performance, the challenging nature of the sector within which we operate and external market data. Accordingly, it is targeted within a range around the market median for the comparator group, although the committee recognises the comparisons should be treated with caution to avoid the risk of an upward ratcheting of remuneration levels in accordance with ABI guidelines, principle 5. Salary levels also reflect the experience, responsibilities, effectiveness and market value of the

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005

executives. In determining salary levels, the committee also assesses our overall performance and the impact on any associated benefits, e.g., pension, potential long-term incentive plan awards and annual bonuses. Basic salary is the only element of the package used to determine pensionable earnings (in accordance with the code, paragraphs 6 and 7 of schedule A). In 2004, executive directors’ salaries were demonstrated to be below median for similarly sized comparator companies. The adjustment was confirmed as appropriate as a result of the benchmarking exercise.

Annual cash bonus   Payments under the annual cash bonus arrangements for executive directors and heads of business units are dependant on the achievement of profit before tax “PBT” targets set at the beginning of each financial year by the committee. These targets are directly related to our rolling business plans which include stretching targets and which are annually approved by the board. In addition, the committee’s view of performance related factors such as productivity, management of capital expenditure and other financial matters, business and management development, based on a ‘balanced scorecard’ approach, are taken into account (in accordance with the code, paragraph 1 of schedule A). The committee aims to deliver bonus levels of around 50% of the maximum for delivering target performance, but the committee retains an absolute discretion as to what level of bonus, if any, to award senior executives (including executive board members). Failure to achieve the performance criteria set annually by the committee can result in no bonus being awarded and the committee vigorously assesses performance. Indeed, in spite of the successful performance of the Company since listing in 1997, at no time to date has any annual bonus award been made at the maximum level available.

In respect of 2005, approximately 70% of the annual bonus target was PBT based (60% for the chief executive). The remaining circa 30% (40% for the chief executive) was dependant upon the committee’s view of the balanced scorecard. The maximum possible bonus for all executive directors was 85% of basic salary (for the chief executive a further 15% additional incentive award, related to the balanced scorecard element, was available). The actual bonus awarded in 2005 to directors amounted to 63% of basic salary, with the chief executive receiving 78%. Heads of business units below board level admitted to the annual bonus scheme had the same PBT and scorecard targets, but with lower targeted and maximum payout levels. PBT targets are not published as they are commercially sensitive.

Other benefits   All executive directors are provided with a company mobile phone, a company car (or an allowance in lieu), personal accident insurance and medical insurance. The taxable value of the benefits are included in the directors’ emoluments table.

External appointments   The board supports executive directors taking up non-executive directorships as part of their continued development that will ultimately benefit us. As a matter of policy, such appointments are normally limited to two in number, only one of which can be in another FTSE-100 company and under no circumstances can an executive director serve as chairman of such a company (code, supporting principle A.4.5) . Currently, Nigel Northridge is a non-executive director of Aggreko plc and Paddy Power Plc and received fees for 2005 of £36,250 and €40,000 respectively. Neil England is a non-executive director of The Eastern European Trust PLC for which he received fees of US$20,000 in 2005. During 2005 Stewart Hainsworth retained his interests in some family businesses1. The committee is satisfied that these interests do not detract in any way from each individual’s ability to remain focused on the Group’s business and has further determined that these directors may retain any fees from these directorships (code, supporting principle B.1.4) ..

Executive directors’ service contracts   The service contracts of all executive directors are with Gallaher Limited, although Stewart Hainsworth has two contracts, the second of which reflects his overseas location and day-to-day duties as an executive director of the Group’s Swiss operations. However, his Gallaher Limited contract takes precedence and his remuneration is considered in aggregate by the committee.

Our policy is that all executive directors have a one-year notice provision in their contracts (code, supporting principle B.1.6), such notice period not extending beyond their current normal retirement age of 60 years.

Severance   We are unequivocally against rewards for failure and fully aware of the need to ensure that an appropriate settlement is reached should a director’s employment be terminated with or without notice (code, supporting principle B.1.5) . In such circumstances, it would take account of the circumstances and opportunities to mitigate loss when assessing any severance payment. So far as entitlements under the long-term incentive plans are concerned, in normal circumstances they vest at the end of the relevant performance period but on a pro-rata basis to the date of termination (except in the case of a change of control, when pro-rata vesting would happen at the time of that event).

Non-executive directors   The non-executive directors have letters of appointment specifying three-year fixed terms of office, with three-month notice periods (code, supporting principle A.4.4 of the code). They are not eligible for

1 At the time Mr Hainsworth joined the Group in 2001 he disclosed his interests in some family businesses. It was agreed that he could retain those interests, given his confirmation that those interests would not impinge upon his existing obligations as a full time employee of the Group. At the time of his appointment to the Group board, Mr Hainsworth reconfirmed this position.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005

company pension scheme membership, nor do they participate in any of our bonus plans or LTIPs. In addition to the requirements relating to re-election by shareholders contained in their letters of appointment and the code, non-executive directors must, in any event, retire at the first annual general meeting after reaching 70 years of age.

In accordance with the provisions of the code, the board determines the fees paid to the non-executive directors (including the chairman). In determining the fee levels, account is taken of the time commitment and scale of the roles that the non-executive directors perform, market norms and comparisons with companies of equivalent size based on information provided by Deloitte. Details of the fees that were paid to the chairman and other non–executive directors during 2005 are set out below. Fees are reviewed annually, and were increased in June 2005 to reflect the increased preparatory work they are required to undertake for committee and board meetings, along with the importance of retaining high-calibre non-executive directors.

Periods of service Details of the contracts of service or letters of appointment of each person who has served as a director of the Company at any time during the 2005 financial year are set out below:

	Date of appointment to board	Date of current contract/letter of appointment	Period to retirement/term of appointment at 31 Dec 2005	Notice period under contract/ appointment letter

Executive directors
Nigel Northridge	15 Apr 1997	27 April 2004	10 years 1 month	12 months
Nigel Dunlop	1 Jan 2003	27 April 2004	10 years 10 months	12 months
Neil England	1 Jan 2002	27 April 2004	8 years 5 months	12 months
Stewart Hainsworth (a)	1 Oct 2004	1 Oct 2004	23 years 2 months	12 months
Mark Rolfe	1 July 2000	27 April 2004	12 years 11 months	12 months
Non-executive directors
John Gildersleeve	13 May 1997	8 September 2003	1 year 2 months	3 months
Sir Graham Hearne	13 May 1997	24 August 2004	4 months 2 weeks	3 months
Ronnie Bell	8 Mar 2004	8 March 2004	1 year 2 months	3 months
Alison Carnwath (b)	1 Jan 2003	24 August 2004	3 years	3 months
Richard Delbridge (c)	24 Jan 2002	24 August 2004	2 years 3 weeks	3 months
James Hogan	3 May 2005	3 March 2005	2 years 4 months	3 months
Tony Portno (d)	13 May 1997	24 August 2004	expired 11 May 2005	3 months

(a)	Stewart Hainsworth’s contract with Gallaher Switzerland SA was amended on 18 February 2006 to reflect an adjustment in pension arrangements; all other terms remain the same.

(b)	A letter extending Alison Carnwath’s appointment for a further three years was issued on 15 December 2005.

(c)	A letter extending Richard Delbridge’s appointment for a further three years was issued on 4 January 2005.

(d)	Tony Portno retired as a director on 11 May 2005.

Directors’ interests in shares   The register kept by us pursuant to section 325 of the Companies Act 1985 shows that the directors in office at 31 December 2005, and their families, had the following interests in our ordinary shares. No such interests were held in any other Group company.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005

Directors’ interests in shares (beneficial and family interests)

	At 31 Mar 2006	At 31 Dec 2005	At 31 Dec 2004

Executive directors
Nigel Northridge (a)	299,946	254,031	216,976
Nigel Dunlop (a)	61,051	45,456	38,477
Neil England (a)	73,352	63,697	45,620
Stewart Hainsworth	168,279	160,860	220,062
Mark Rolfe (a)	140,028	111,130	78,710

Non-executive directors
John Gildersleeve	27,901	27,901	26,582
Sir Graham Hearne	6,013	6,013	5,796
Ronnie Bell	5,000	5,000	-
Alison Carnwath	4,000	4,000	4,000
Richard Delbridge	10,000	10,000	10,000
James Hogan (b)	4,000	4,000	n/a
Tony Portno (c)	n/a	n/a	5,000

Total	799,570	692,088	651,223

(a)	Participates in the SIP with a contribution of £125 per month.
(b)	James Hogan was appointed a director with effect from 3 May 2005.
(c)	Tony Portno retired as a director on 11 May 2005.

The interests of the directors in office at the date of this report have not changed from those shown above. Directors hold no options over shares in the Company, other than those under the SRSOS, details of which are set out below.

Executive share retention   To ensure the interests of management remain aligned with those of shareholders, executive directors and heads of business units are encouraged to establish substantial shareholdings in us over time through cash purchases and/or participation in the LTIPs (code, paragraph 2 of schedule A). Executive directors are encouraged to build up and maintain shareholdings to, at least, the value of their annual salaries.

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

Directors’ emoluments in aggregate and by individual director for the year ended 31 December 2005

	2005 (a)	2004 (b)
	£’000	£’ 000

Executive directors
Total salary	2,305	2,040
Benefits – value of any other non-cash benefits	222	154
Bonus	1,561	1,089
LTIP annual vesting (c)	1,198	1,488
Termination payment	-	312

	5,286	5,083

Non-executive directors
Fees	610	507
Benefits	1	4

	611	511
Total remuneration	5,897	5,594

(a)	Includes directors who retired during 2005.
(b)	Includes directors who retired during 2004.
(c)	Value of LTIP shares vesting in the year, based on the mid-market share price at 12 noon on the day of vesting.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005

Directors’ emoluments in aggregate and by individual director for the year ended 31 December 2005 (cont.)

	Total	Fees	Bonus	Value of	Sub-total of	Incentive	Total	Total
	salary	(a)		any other	salary, fees,	plans (c)	remuneration	remuneration for
				non-cash	bonus and		for 2005	2004
				benefits	value of
				(b)	non-cash
					benefits
	£000	£000	£000	£000	£000	£000	£000	£000

Executive directors
Nigel Northridge	725	-	566	13	1,304	483	1,787	1,595
Nigel Dunlop	340	-	214	19	573	89	662	524
Neil England (d)	400	-	252	63	715	230	945	569
Stewart Hainsworth	400	-	252	112	764	83	847	213
Mark Rolfe	440	-	277	15	732	313	1,045	968

Non-executive directors
John Gildersleeve	-	279	-	-	279	-	279	211
Sir Graham Hearne	-	96	-	-	96	-	96	80
Ronnie Bell	-	56	-	-	56	-	56	36
Alison Carnwath	-	56	-	-	56	-	56	43
Richard Delbridge	-	66	-	-	66	-	66	53
James Hogan(e)	-	39	-	-	39	-	39	n/a
Tony Portno	-	18	-	1	19	-	19	43

Total	2,305	610	1,561	223	4,699	1,198	5,897	4,335

Notes:
a)	The annual fees of the non-executive directors (including the chairman) were revised with effect from 1 June 2005: board/committee members £60,000; chairman of the audit committee £70,002; deputy chairman £100,002; chairman £300,000.
b)	The value of non-cash benefits, where received, relate to the following benefits: company car, mobile phone, private health care, limited supplies of tobacco products and in one instance, a retirement gift. In addition, directors are covered by personal accident and life insurance while on company business. There are no expense allowances chargeable to UK income tax.
c)	The value of the incentive plan awards reflect the performance of our shares over the last three years, during which time the share price increased 44% in respect of the DBP and 54% in respect of the PSP.
d)	Included in Neil England’s non-cash benefits is the value of the contributions accrued for his funded unapproved retirement benefits scheme (“FURB”) resulting from the restrictions imposed by the Inland Revenue earnings cap.
e)	James Hogan joined the Board on 3 May 2005.

Long-term incentive plans    The LTIPs comprise a deferred bonus plan (“DBP”) and a performance share plan (“PSP”). The plans are designed to align the interests of the participants with those of the shareholders over the long-term through the allocation of ordinary shares in the Group, contingent upon our performance (code, main principle B.1 and schedule A). The incentive plan targets are applied uniformly to all executive directors, the company secretary and heads of business units reporting to them invited by the committee to participate in the scheme.

Incentive measures    In accordance with the code, schedule A, and following a full review of the LTIPs, at the May 2005 AGM shareholders approved a move from a single performance measure of adjusted EPS for the PSP for performance periods starting in 2004. This has been replaced by a combination of total shareholder return (“TSR”) and return on capital employed (“ROCE” – see the footnote to performance conditions table). Real growth in adjusted EPS remains the performance measure for the DBP.

In using these performance criteria for the LTIPs, the remuneration committee’s assessment is that EPS, ROCE and TSR are the most important measures that drive or measure sustainable improvements in shareholder value thereby further aligning the interests of management with those of shareholders. The TSR performance condition measures comparative performance, while EPS and ROCE reflect core elements of our business strategy, which are to seek to enhance earnings growth and to improve further capital efficiency.

Rewards under the 2003-2005 LTIPs related to achievement of EPS targets set by the committee. Participation in the DBP is voluntary and is dependent upon the availability of an annual bonus that, in turn, is contingent upon performance factors.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005

During the transition from UK GAAP to International Financial Reporting Standards, to the extent that any adjustments are necessary to ensure a like-for-like comparison, these will be reviewed and adjudicated upon by the committee. It should be noted that currently three members of the committee also sit on the audit committee. The committee expects to use the audited, adjusted EPS numbers reported in accordance with the principal accounting framework adopted by us in each of the relevant plan years. The committee is satisfied that this approach has not had a significant impact upon the level of the award that is payable.

Deferred bonus plan     The purpose of the DBP is to encourage those senior executives invited to participate to invest in us and increase commitment to our growth and future performance. The plan also acts as a retention tool in a business sector in which the recruitment and retention of high-calibre individuals can be challenging. If, upon invitation, a participant voluntarily pledges shares up to a maximum value equal to 100% of his/her annual bonus (which shares must be held throughout the three-year performance period) we will award, at no cost to the participant (other than taxation and national insurance charges), additional shares. The minimum number that the participant will receive, having held shares for the full three-year cycle, will be one half of the number originally pledged. If our predetermined targets for real growth in adjusted EPS over a three-year period (as set by the committee) are met the participant will receive shares up to a maximum of one and a half times the number originally pledged. Awards between the minimum and maximum targets are calculated on a linear basis. Details of the shares awarded to directors under the DBP are set out below.

Real growth in adjusted EPS over the 2003-2005 performance period was 4.5% per annum against a target range of between 2% and 10%, and thus 81.6% of the original conditional award was payable. The calculation of the percentage vesting of the DBP is independently certified by the auditors. The gain attributable to each director will be disclosed in the 2006 remuneration report.

Performance share plan     The PSP is designed to reward executives for delivering growth in shareholder value through an annual award of shares. In the case of executive directors, such awards are based on a maximum potential value of 100% of salary at the discretion of the committee.

For the cycle ending 2005, performance was determined by the real growth in adjusted EPS over the measurement period compared with the target range set by the committee. Achievement at or above the top of the range would have produced vesting of 100% of the total award. Achievement of the bottom of the target range would have resulted in 20% of the original award. The proportion vesting for achievement between the top and bottom of the range was calculated on a linear basis. No award would have been made if performance was below the bottom of the range.

Real growth in adjusted EPS over the 2003-2005 performance period was 4.5% per annum against a target range of 2% - 10% and therefore 45.3% of the total award was payable. The gain attributable to each director will be disclosed as remuneration in 2006. Details of awards to directors under the PSP are detailed in the table below.

Target: DBP     The committee has discretion to set targets for each performance period. The targets set for real growth in adjusted EPS for the DBP for each of the performance periods, 2004-2006, 2005-2007 and 2006-2008 are adjusted EPS over the three-year period equal to an annual compound growth rate above inflation (using the retail price index) of 2% per annum for the minimum threshold, and 10% per annum if the maximum applicable award is to be achieved (audited information). A minimum of 2% real annual compound growth in EPS is considered an appropriate target given the maturity of the sector within which the Company operates, the consolidation that has taken place in recent years, the nature of the challenges faced by tobacco companies and the prevailing UK retail price inflationary environment.

Targets: PSP     In respect of the PSP for performance periods from 2004-2006 onwards the targets are:

50% ROCE: The ROCE target ranges are: 27.1% to 28.3% for 2004-2006; 27.5% to 29.3% for 2005-2007; and, 28.3% to 30.0% for 2006-2008. Under IFRS the ROCE for the year ended 31 December 2005 was 27.4%, before exceptional items. Performance at the top end of the range would deliver maximum vesting i.e., 50% of the total award, and performance at the bottom end of the range would deliver 15% of the total award, with straight-line vesting in between. No payout will be made if performance is below the lower end of the range.

The committee reviews the appropriate ROCE performance range for each annual grant of awards to be made under the PSP, taking account of the business’ future plans and prospects. In order to mitigate the risk of fluctuations in the ROCE calculation, the committee retains discretion to make adjustments for significant events (e.g. exceptional items, major mergers and acquisitions or changes in accounting principles). Any amendment to target ranges would be explained in the annual report and financial statements. The target range is always expected to be in excess of our weighted average cost of capital.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005

50% TSR: The TSR element is measured against two comparator groups. Recognising the UK listing of our shares, half of this element of the award is measured against the performance of members of the FTSE 100 index at the beginning of the period. The remaining half is measured against a comparator group which reflects the international nature of the business comprising tobacco and other consumer companies, namely: Allied Domecq; Altadis; Altria; Associated British Foods; British American Tobacco; Cadbury Schweppes; Danone; Diageo; Heineken; Imperial Tobacco Group; InBev; Morrison Supermarkets; Nestle; Reckitt Benckiser; Reynolds American; SABMiller; J Sainsbury; Scottish & Newcastle; Smith & Nephew; Tesco; and, Unilever.

A median TSR return for each comparator group will deliver 7½% of the total award. An upper quartile performance would deliver a maximum payout of the award (i.e., 25% for each TSR element of the award) with a straight line payout in between and no payout of this element for performance below the median.

The committee believes that in accordance with the code, provisions of schedule A these targets represent challenging and stretching targets for delivering continued improvement in capital efficiency and shareholder value. Taken together with the DBP EPS measure, the ROCE and TSR 50 : 50 combination comprise a well balanced and focused package of long-term performance related remuneration aimed at incentivising management to deliver continuing shareholder value.

Performance conditions relating to LTIP awards:

	Calculation of award		Adjusted	TSR target		ROCE
Plan			real		Comparator	target (1)
period	PSP	DBP	EPS target	FTSE 100	companies

2003-2005	100% EPS	100% EPS	2% to 10%	-	-	-
2004-2006	50% ROCE 50% TSR	100% EPS	2% to 10%	Median 7½% Upper quartile 25%	Median 7½% Upper quartile 25%	ROCE of 27.1= 15% ROCE of 28.3= 50%
2005-2007	50% ROCE 50% TSR	100% EPS	2% to 10%	Median 7½% Upper quartile 25%	Median 7½% Upper quartile 25%	ROCE of 27.5= 15% ROCE of 29.3= 50%
2006-2008	50% ROCE 50% TSR	100% EPS	2% to 10%	Median 7½% Upper quartile 25%	Median 7½% Upper quartile 25%	ROCE of 28.3= 15% ROCE of 30.0= 50%

(1) The calculation of the ROCE on an IFRS basis for each performance period is based on a three-year annual average:

ROCE % =	Earnings before interest and tax
		X	100
	Average capital employed*

* Average capital employed is calculated by taking the opening capital employed and the closing capital employed (as defined below) from our accounts for the relevant financial year and dividing by two.

Capital employed consists of total equity + net debt (including accrued interest) + net retirement benefit liabilities + net deferred tax liabilities + other long-term liabilities.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005

Deferred bonus plan : conditional share awards

	Performance	Maximum	Awards vesting during	Lapsed	Maximum	Maximum
	period	potential share	2005 (vesting share	during the	potential	potential
		awards	price £7.7275 on 7	2005 year	share awards	share awards
		outstanding at 1	March 2005; share	(see note	granted during	outstanding at
		January 2005	price at award on 26	below)	the 2005 year at	31 December
			March 2002, £5.3608)		£7.9150 on 30	2005
					March 2005

Nigel Northridge	2002 - 2004	9,189	(5,697)	(3,492)	-	-
	2003 - 2005	57,178	-	-	-	57,178
	2004 - 2006	71,348	-	-	-	71,348
	2005 - 2007	-	-	-	62,825	62,825

	Total	137,715	(5,697)	(3,492)	62,825	191,351

Nigel Dunlop	2002 - 2004	2,329	(1,444)	(885)	-	-
	2003 - 2005	12,729	-	-	-	12,729
	2004 - 2006	26,813	-	-	-	26,813
	2005 - 2007	-	-	-	23,973	23,973

	Total	41,871	(1,444)	(885)	23,973	63,515

Neil England	2003 - 2005	29,951	-	-	-	29,951
	2004 - 2006	34,857	-	-	-	34,857
	2005 - 2007	-	-	-	30,512	30,512

	Total	64,808	-	-	30,512	95,320

Stewart Hainsworth	2003 - 2005	13,638	-	-	-	13,638
	2004 - 2006	13,094	-	-	-	13,094
	2005 - 2007	-	-	-	22,169	22,169

	Total	26,732	-	-	22,169	48,901

Mark Rolfe	2002 - 2004	5,992	(3,715)	(2,277)	-	-
	2003 - 2005	37,030	-	-	-	37,030
	2004 - 2006	39,684	-	-	-	39,684
	2005 - 2007	-	-	-	34,871	34,871

	Total	82,706	(3,715)	(2,277)	34,871	111,585

Notes:    Lapses refer to those awards that did not vest under the 2002-2004 DBP.

Awards were made in 2005 to the participating heads of business units and the executive directors under the DBP. The vesting for the performance related parts of these awards is conditional upon the achievement of targets set by the committee over the three financial years 2005-2007. These targets are set out above.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005

Performance share plan : conditional share awards

	Performance	Maximum	Awards vesting during	Lapsed	Maximum	Maximum
	period	potential share	2005 (vesting share	during the	potential	potential
		awards	price £7.7275 on 7	2005 year	share awards	share awards
		outstanding at 1	March 2005; share	(see note	granted during	outstanding at
		January 2005	price at award on 13	below)	the 2005 year at	31 December
			March 2002, £5.0325)		£ 7.7183on 9	2005
					March 2005

Nigel Northridge	2002 - 2004	104,321	(56,750)	(47,571)	-	-
	2003 - 2005	102,975	-	-	-	102,975
	2004 - 2006	96,107	-	-	-	96,107
	2005 - 2007	-	-	-	93,933	93,933

	Total	303,403	(56,750)	(47,571)	93,933	293,015

Nigel Dunlop	2002 - 2004	18,527	(10,078)	(8,449)	-	-
	2003 - 2005	42,907	-	-	-	42,907
	2004 - 2006	40,661	-	-	-	40,661
	2005 - 2007	-	-	-	44,051	44,051

	Total	102,095	(10,078)	(8,449)	44,051	127,619

Neil England	2002 - 2004	54,645	(29,726)	(24,919)	-	-
	2003 - 2005	55,778	-	-	-	55,778
	2004 - 2006	51,011	-	-	-	51,011
	2005 - 2007	-	-	-	51,825	51,825

	Total	161,434	(29,726)	(24,919)	51,825	158,614

Stewart Hainsworth	2002 - 2004	19,850	(10,798)	(9,052)	-	-
	2003 - 2005	17,831	-	-	-	17,831
	2004 - 2006	19,695	-	-	-	19,695
	2005 - 2007	-	-	-	51,825	51,825

	Total	57,376	(10,798)	(9,052)	51,825	89,351

Mark Rolfe	2002 - 2004	67,561	(36,753)	(30,808)	-	-
	2003 - 2005	63,501	-	-	-	63,501
	2004 - 2006	59,143	-	-	-	59,143
	2005 - 2007	-	-	-	57,008	57,008

	Total	190,205	(36,753)	(30,808)	57,008	179,652

Note:    Lapses refer to those awards that did not vest under the 2002-2004 PSP.

Awards were made in 2005 to the participating heads of business units and the executive directors under the PSP. The vesting of these awards is conditional upon the achievement of targets set by the committee over the three financial years 2005-2007. These targets are set out above.

Total return indices The graph shows, for our last five financial years, a calculation of the TSR on a holding of shares in the Group, compared with that of a hypothetical holding of shares in the FTSE-100. The FTSE-100 is the most appropriate index against which to illustrate our performance because we are a constituent member and the FTSE-tobacco index would not provide a broad enough comparator group (although details of the tobacco index is available on the website). The graph has been calculated in accordance with the Directors’ Remuneration Report Regulations paragraph 4 of Schedule 7A.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005

Savings related share option scheme   The executive directors may participate along with all eligible employees in the SRSOS. The SRSOS was established in 1997 for an initial 10-year term. During the course of 2006 we will consider seeking Inland Revenue approval to extend the SRSOS for a further 10-year period with a view to seeking shareholder approval for this at the 2007 AGM. Participants, who enter into a savings contract to a maximum level of £250 per month, are granted options to subscribe for our shares. The board may determine that an option is to be granted at a discount. The maximum discount is 20% of the then prevailing share price. The options held by directors under the SRSOS are set out below.

The dilutive effect of participation by directors and employees in the SRSOS and executives in the LTIPs is considered to be de-minimis.

Share options
		Options under SRSOS (10p shares)

									Number of
			Earliest			Number of			shares at
			exercise	Expiry	Option	shares at	Exercised in	Granted	31 Dec
		Date of grant	date	date	price	1 Jan 2005	year	in year	2005

Executive directors
Nigel		6/10/2003	1/12/2008	31/5/2009	443p	3,577	-	-	3,577
Northridge
Nigel Dunlop		6/10/2003	1/12/2008	31/5/2009	443p	3,577	-	-	3,577
Neil England		6/10/2003	1/12/2006	31/5/2007	443p	2,082	-	-	2,082
Stewart		7/10/2005	1/12/2012	31/5/2013	681p	-	-	2,511	2,511
Hainsworth
Mark Rolfe (a)	}	15/07/1997	1/9/2004	28/2/2005	234p	8,333	(8,333)	-	-
	}	6/10/2003	1/12/2010	31/5/2011	443p	3,786	-	-	3,786

Total		-	-	-	-	21,355	(8,333)	2,511	15,533

(a)	Mark Rolfe exercised his option to acquire 8,333 shares at a price of £2.34 per share on 22 February 2005, at which date the market price was £8.02.

The share price at 31 December 2005 was 877.5p and the recorded highest and lowest prices in the year were 907.5p and 749.0p respectively.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005

Share incentive plan   A SIP was launched in February 2002. UK employees have the opportunity to invest up to £125 per month in our shares from their pre-tax income. These shares are then held in trust and each separate purchase of shares will become free of income tax and national insurance if held for five years. Employees can participate in the SIP in addition to the SRSOS. The shares held by directors under the SIP are included in the disclosure of directors’ interests in shares.

Pensions   Details of the executive directors’ pensions are shown in the table and notes below. These amounts exclude any benefits attributable to additional voluntary contributions (“AVCs”). The transfer values shown below represent our obligation, not a sum paid or due to the individual and cannot meaningfully be added to annual remuneration. Under their service agreements, the UK-based executive directors are members of our management pension scheme. This is an Inland Revenue-approved, defined benefit occupational pension scheme based on final salary (excluding annual bonus payments and awards under the long-term incentive plans). The fund allows members (depending upon length of service or seniority) to achieve a maximum pension of up to two-thirds of their salary at the normal retirement age. In common with all other members, those directors who are members do not make contributions to the scheme, other than AVCs. Pension commutation to enable participants to receive a lump sum on retirement is permitted within Inland Revenue limits. In addition, the scheme provides life cover of four times basic salary (again subject to Inland Revenue limits). In the event of death, a 50% spouse’s pension is payable. Dependent children also receive allowances of up to a maximum of 50% of the member’s pension for two or more children.

With effect from April 2006, the new UK pensions regime will come into effect. The committee is currently finalising what adjustments, if any, should be made to the UK pension arrangements to take account of these changes. However, there is no intention to compensate directors or other senior executives for any additional tax they may be required to pay as a result of these changes.

Currently, where a UK-based executive director is subject to the UK Inland Revenue earnings cap then 1/60th accrual per year of service is provided through the pension scheme with additional benefits being provided through a FURB where appropriate (see note below). Life assurance in excess of that provided by the pension scheme, up to four times basic salary, is separately insured. There is a defined contribution arrangement available to Mr Hainsworth (who is located overseas). A contribution of 5% is automatically made to a Swiss scheme. Mr Hainsworth is then able to elect to have the balance as a cash alternative subject to local taxes and national insurance. The aggregate contribution rate in respect of his pension arrangements was raised from 16% of base salary to 34%, effective 1 October 2005 following a review of market practice and recognition that Mr Hainsworth is now established as a director. Mr Hainsworth additionally has life cover of four times base salary.

Directors’ pensions.

Note:		(1)		(3)	(3)	(2)	(4)	(5)

	Gross	Increase in	Total	Transfer	Transfer	Transfer	Total	Money
	increase in	accrued	accrued	value of	value of	value of	change in	purchase
	accrued	pension net	pension at	net	accrued	accrued	transfer	schemes
	pension	of inflation	31 Dec	increase in	pension at	pension at	value	£000
	£000 (pa)	£000	2005	accrual	31 Dec	31 Dec	during
			£000 (pa)	over period	2005	2004	period
				£000	£000	£000	£000

Nigel Northridge	48	39	360	805	7,522	5,760	1,762	-
Nigel Dunlop	35	32	159	669	3,368	2,316	1,052	-
Neil England	2	2	7	38	151	98	53	117
Stewart Hainsworth (6)	-	-	-	-	-	-	-	20
Mark Rolfe	26	21	193	413	3,846	2,963	883	-

Notes:

(1)	The increase in accrued pension during the year is net of any increase for inflation.

(2)	Transfer values have been calculated in accordance with version 8.1 of guidance note GN11 issued by the actuarial profession.

(3)	The value of net increase represents the incremental value to the director of his service during the year, calculated on the assumption service terminated at the year end. It is based on the accrued pension increase (2) and the transfer value basis applicable at the year end.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005

(4)	The change in the transfer value includes the effect of fluctuations in the transfer value due to factors beyond the control of the Company and directors, such as stock market movements and the effects of increased service, age and base salaries.

(5)	Contributions due to Neil England’s FURB resulting from the restrictions imposed by the Inland Revenue earnings cap.

(6)	In addition, under his Swiss contract, Stewart Hainsworth received £62,000 in respect of a cash alternative to pension.

(7)	Pension accruals shown are the amounts which would be paid annually on retirement based on service to the end of the year and exclude voluntary contributions paid by directors, the resulting benefits associated with which are not shown.

C	Board Practices

Differences between UK & US corporate governance

As well as being subject to UK legislation and regulation, Gallaher, as a company listed on the NYSE, is subject to the listing requirements of the NYSE and the rules of the SEC. Compliance with the provisions of the Sarbanes Oxley Act (“SOX”) as it applies to foreign issuers, is continually monitored. While the directors believe that our corporate governance policies are robust, changes have and will continue to be made to ensure compliance with the rules that are in place at any point in time. We follow UK corporate governance practice which does not differ significantly from the NYSE corporate governance standards for foreign issuers. Refer to – New York Stock Exchange corporate governance requirements later in this section.

This report for shareholders sets out our approach to and compliance with the principles contained in the combined code on corporate governance (the “code”) and explains any departure from its provisions. This report has been prepared following the main principles of the code.

The board
Code, main principle A.1: “Every company should be headed by an effective board, which is collectively responsible for the success of the company.”

Our board recognises its responsibility to provide entrepreneurial and responsible leadership to the Group within a framework of prudent and effective controls (described below) allowing assessment and management of the key issues and risks impacting the business. The board sets our overall strategic direction, reviews management performance and ensures that we have the necessary financial and human resources in place to meet our objectives. The board is satisfied that the necessary controls and resources exist within the Group to enable these responsibilities to be met.

The board also ensures that our principal goal is to create shareholder value, while having regard to other stakeholder interests. Accordingly, the long-term interests of shareholders, together with the wider community of interests represented by employees, customers and suppliers are factored into our management processes. Steps are also taken to ensure that account is also given to social, environmental and ethical issues within our control and risk assessment processes. The steps taken to achieve these goals are communicated to shareholders through a dedicated investor relations department, our website (www.gallaher-group.com), our corporate responsibility and environment, health and safety publications and to employees via our intranet, formal and informal briefings and newsletters. They are reinforced through employee participation in share ownership plans. Through formal policies (summaries of which are published on our website) and the ‘behaving responsibly’ statement, which sets out our position on key issues surrounding tobacco products, the board seeks to engender a culture where business ethics, integrity and fairness are values that all employees endorse and apply in their everyday conduct.

The board meets at least six times a year, with additional meetings as required. In 2005 it met six times, including a combined board and senior executive two-day strategic planning workshop. All directors attended all formal board meetings. Annually, one meeting is held at the site of an operational business unit. In 2005, marking the third anniversary of our joint venture with Reynolds American, the board visited the offices of Reynolds Gallaher International in Lausanne.

There is a documented schedule of matters reserved to the board including decisions on strategic and policy issues, approval of published financial statements, major acquisitions and disposals, expenditure authority levels, treasury and risk management policies and succession plans for senior executives at and below board level. During 2005, the board received regular briefings upon our performance (including detailed commentary and analysis) and key issues and risks affecting our business. Reports on our operations, human resources, governance and regulatory matters affecting the

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005

Group were provided to the board on a regular and timely basis. Briefings on market activity, together with the views of shareholders and analysts on the Company, were also provided to the board. We also maintain appropriate insurance cover in respect of legal action for the directors.

Board committees
Summary There are five principal board committees: executive; audit; nomination; remuneration; and, corporate responsibility. The remit of the board’s corporate responsibility committee now encapsulates not only environment, health and safety (“EHS”) policy, but also assessing and reporting to the board upon our approach to all matters connected with corporate responsibility. The roles and responsibilities of each of these committees (with the exception of the corporate responsibility committee, whose report detailed later in this section) are detailed below. With the exception of the chairman (who chairs the nomination committee) all the audit, nomination and remuneration committee members are independent non-executive directors under the code. The committees are provided with sufficient resources via the company secretariat and, where necessary, have direct access to independent professional advisers to undertake their duties. During 2005, we also established a disclosure committee (comprising the chairman, chief executive, finance director, company secretary and director, investor relations) and implemented procedures to ensure current and future compliance with the relevant disclosure provisions of the listing rules that came into effect on 1 July 2005. The disclosure committee meets as and when required in addition to two scheduled meetings annually.

Executive committee The chief executive chairs the executive committee which comprises the other executive directors and company secretary and general counsel. Other senior executives, such as the chief marketing officer, group financial controller and head of the Asia business unit attend by invitation. The executive committee is responsible, amongst other matters, for implementing our strategic direction, monitoring the performance of the business and its control procedures on a day-to-day basis. Members normally meet weekly.

The remuneration committee Sir Graham Hearne chairs the remuneration committee. That committee, whose other members are Ronnie Bell, Alison Carnwath and Richard Delbridge, met five times in 2005. There was full attendance at each meeting. A detailed description of the committee’s remit and work during 2005, including further information on our application of the principles of the code, is contained in the compensation report (which was approved by the board). Its terms of reference comply with the code, are available on request and are published on our website. The full terms and conditions of appointment of our non-executive directors are available for inspection at its registered office, and a summary is available on our website. Sir Graham provides a report to the board following each meeting of the remuneration committee.

Nomination committee The nomination committee is chaired by John Gildersleeve. Sir Graham Hearne (the deputy chairman and senior independent director) and Alison Carnwath are the other members. It meets as and when required. The committee met twice in 2005 with full attendance at each meeting. Company executives and advisers attend meetings by invitation only. The chairman updates the board and makes recommendations as and when required.

The terms of reference of the nomination committee are available on request and are published on our website. In essence, this committee is responsible for succession planning at board level, overseeing the selection and appointment of directors and making its recommendations to the board. It is also responsible, in conjunction with the chairman of the Group, for evaluating the commitments of individual directors and the balance of skills, knowledge and experience on the board. It also ensures that the membership of the board and its principal committees are refreshed periodically. Where appropriate, the committee will prepare an outline of the role and capabilities required for particular appointments and use an external search consultancy and/or advertising in relation to board appointments. During 2005, its focus was upon refreshment of the board and board committees. In line with its recommendations, James Hogan was appointed to the board in May 2005 and he, together with Ronnie Bell, will be appointed to the audit committee in May 2006. In line with another recommendation, Ronnie Bell took over as chairman of the corporate responsibility committee in 2005.

Audit committee Richard Delbridge is chairman of the audit committee. The other members are Alison Carnwath and Sir Graham Hearne along with Tony Portno prior to his retirement from the board in May 2005. Ronnie Bell and James Hogan will join this committee in May 2006. Richard Delbridge and Alison Carnwath are chartered accountants. Richard Delbridge is deemed by the board to be the audit committee financial expert with recent and relevant financial experience and independent not only for the purposes of the code but also in accordance with the New York Stock Exchange definition. All of the committee members have extensive commercial experience (see Item 6A). Further information on our application of the code and on the audit committee and its work during 2005 is set out in its report later on in this section.

Corporate responsibility committee Ronnie Bell chairs the corporate responsibility (“CR”) committee. The committee, whose other members are Nigel Dunlop, Tom Keevil, and Richard Johnson, managing director, developing markets, met three times in 2005. The committee oversees our CR and EHS steering committees and ensures that key social, ethical and environmental (“SEE”) risks are identified, assessed and prioritised accordingly. Strategically, the

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005

committee is charged with ensuring that the philosophy of behaving responsibly is fully integrated into all areas of the business and that we strive for continual improvement in the key SEE areas, as outlined in our CR report and EHS report ‘Striding Ahead’. These reports and the terms of reference for the committee are available on request and are published on our website. The chairman updates the board and makes recommendations as and when required.

Other committees Our management committee, chaired by the chief executive, which consists of executive board members and senior executives responsible for the key business units also meets regularly. The management committee is used to cascade responsibilities for actions from the executive to the business units and to receive updates and presentations on the performance of individual business and operational divisions. A Group operations committee chaired by the operations director, and otherwise consisting of senior operations executives below board level, also meets regularly to consider primarily production, purchasing and logistics issues from a Group perspective. Details of the members of the management and operations committees are contained on our website. Within each of our commercial divisions there are also executive committees responsible for monitoring the performance of those business units. To ensure consistency of approach and cross-learning, members of the executive also chair Group committees responsible for the following areas: business development; continuous improvement; corporate assurance; finance; information services; and, sales and marketing. Reports are provided from these various committees, as appropriate, to the executive and management committees and the board.

Chairman and chief executive
Code main principle A.2: “There should be a clear division of responsibilities at the head of the company between the running of the board and the executive responsible for the running of the company’s business. No one individual should have unfettered powers of decision.”

There is a clear division of responsibilities between the roles of chairman (who serves in a non-executive capacity) and chief executive which is set out in writing and which has been approved by the board.

Board balance
Code main principle A.3: “The board should include a balance of executive and non-executive directors (and in particular independent non-executive directors) such that no individual or small group of individuals can dominate the board’s decision taking.”

The board currently comprises five executive directors and six non-executive directors (including the chairman). Sir Graham Hearne is the senior independent director. Biographies of each of the directors, their responsibilities and principal board committee memberships can be found in Item 6A.

During 2005, all the non-executive directors confirmed to the board that they have sufficient time available to fulfil their obligations as directors of the Group and, should any individual’s position change, they will inform the board. Details of the chairman’s professional commitments are included in his biography (see Item 6A). In July 2005, the chairman became non-executive chairman of The Carphone Warehouse Group PLC. There were no other changes to his commitments in 2005.

Following review of the provisions of the code by the nominations committee and the board, the board considers all the non-executive directors to be independent.

Appointments to the board
Code main principle A.4: “There should be a formal, rigorous and transparent procedure for the appointment of new directors to the board.”

Appointments to the board and its committees are reserved for the board, based on recommendations from the nomination committee (see above). The appointment and removal of the secretary is a matter reserved to the board as a whole.

Information and professional development
Code main principle A.5: “The board should be supplied in a timely manner with information in a form and of a quality appropriate to enable it to discharge its duties. All directors should receive induction on joining the board and should regularly update and refresh their skills and knowledge.”

Under the stewardship of the chairman, the company secretary and general counsel, Tom Keevil, is responsible for advising the board on all governance matters, ensuring board procedures are followed and applicable rules and regulations are complied with. During 2005, he ensured that board and board committee papers containing accurate, timely and clear information were circulated at least seven days before meetings. Periodic updates were circulated as and when required. Procedures are in place to minute any unresolved concern that a director may have regarding a matter and to ensure that any departing non-executive director sets out any such concerns in a written statement to the chairman, for circulation to the board.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005

Training and briefings are available to all directors on appointment and thereafter directors keep abreast of our business through meetings with and presentations by senior management below board level and through site visits to operating divisions. During 2005, a training programme was undertaken to ensure compliance with the revised ‘insider dealing’ regulations introduced in July 2005.

All non-executive directors undergo induction programmes upon appointment and have full access to management and to the internal and external auditors. The induction process includes the provision of background materials on the Company, together with information on the responsibilities of directors under the listing rules, briefings by key senior executives at and below board level and the Company’s head of internal audit and site visits to the main operation locations. In addition to providing an overview of the business, its financial performance and the risk control matrix, areas covered by the process include: corporate responsibility, product stewardship; CR and SEE issues; and legal, scientific and regulatory affairs. As part of his induction, before the strategic planning days in July, James Hogan undertook an intensive two day programme with, amongst others, senior executives in Weybridge. He subsequently visited the Lisnafillan manufacturing facility to assist his understanding of tobacco manufacturing and our approach to research and development. The chairman has also organised a rolling programme of working suppers to enable non-executives to meet informally and foster information exchange in advance of each board meeting. Executive directors attend by invitation only. Independently of the training facilitated by the Group, the non-executive directors variously receive independent training on technical accounting and other governance related matters from professional service providers and institutions and bulletins from the Group on developments in the tobacco sector generally.

All directors individually, and each of the board committees, have access to the advice and services of the company secretariat and the secretary. There are also procedures in place enabling any individual director in the furtherance of his or her duties to seek independent professional advice at the Company’s expense.

The board supports executive directors taking up non-executive directorships as part of their continued development, which will ultimately benefit the Company. As a matter of policy, such appointments are normally limited to two in number, but only one of which may be with another FTSE-100 company. Under no circumstances will an executive director be allowed to become the chairman of a FTSE-100 company. The nomination committee will assess and makes recommendations to the board as to whether any proposed appointment would mean that the executive is unable to devote sufficient time to his duties to the Company.

Performance evaluation
Code main principle A.6: “The board should undertake a formal and rigorous annual evaluation of its own performance and that of its committees and individual directors.”

During 2005, the board, and each of the audit, nomination and remuneration committees, undertook performance/effectiveness evaluations. Using the Higgs ‘Suggestions for Good Practice’ as guidance, the individual directors and/or committee members initially completed separate questionnaires. The results were compiled and analysed by the secretary, who prepared reports to the board and each of the committees. The areas covered included the role of the executive and non-executive directors and the board/board committees, preparation for and the performance at meetings, the effectiveness of the board/board committees, leadership, culture and corporate governance. The results were then considered by the board and each of these committees in meetings as specific items of business. No major issues were identified, although a more structured training programme is being implemented to reflect the requirements of the revised listing rules published in July 2005. These exercises or similar ones will continue to be repeated annually.

During 2005, the chairman undertook individual appraisals of each director and the company secretary, again using the Higgs ‘Suggestions for Good Practice’ to assist him with this exercise. He also convened a formal meeting of the non-executive directors to assess the effectiveness and performance of the board in the absence of the executive directors. When undertaking this exercise, the chairman and the non-executive directors used the output of the individual appraisals and collective reviews, and amongst other matters, had regard to the principles in the code relating to the evaluation of the collective and individual performance of board members.

The deputy chairman and senior independent director also met with the non-executive directors, in the absence of the chairman, to assess the chairman’s performance and effectiveness (having taken soundings beforehand from the executive directors) and reported their findings for consideration to the board. The board was entirely satisfied with the chairman’s performance and effectiveness.

Re-election
Code main principle A.7: “All directors should be submitted for re-election at regular intervals, subject to continued satisfactory performance. The board should ensure planned and progressive refreshing of the board.”

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005

All directors are subject to election by shareholders at the first AGM following appointment and thereafter to re-election at least every three years.

John Gildersleeve, the non-executive chairman, Sir Graham Hearne, the non-executive deputy chairman and senior independent director, who were both appointed to the board in 1997, together with Ronnie Bell and Mark Rolfe, the group finance director, are offering themselves for re-election. As an executive director Mr Rolfe has a service agreement which requires us to give him 12 months’ notice of termination. As non-executive directors, Messrs Gildersleeve and Bell and Sir Graham Hearne do not have service agreements but letters of appointment which are for three year fixed terms and require three months’ notice of early termination. As detailed above under ‘Performance evaluation’ the contribution that each of the candidates seeking re-election by shareholders makes to the Group was evaluated. The nomination committee’s conclusion was that, having regard to the roles that they perform and individual input and contribution they make, each candidate’s performance more than justified nomination for reelection by shareholders. In the case of Sir Graham, account was taken that 2006 will mark his ninth anniversary as a non-executive director. In considering his candidacy for re-election, regard was had to the refreshment of the board that has taken place since 1997, the need for continuity and the effective role that he performs as the senior independent director and chairman of the remuneration committee. The nomination committee had no hesitation in concluding that he remained independent and recommended his re-appointment to the board. Moving forwards, Sir Graham will be subject to re-election annually. The views of the nomination committee on all directors seeking re-election are unanimously endorsed by the board.

Risk management and internal controls
Code main principle C.2: “The board should maintain a sound system of internal control to safeguard shareholders’ investment and the company’s assets.”

Introduction The board has overall responsibility for our system of risk management and internal controls. The schedule of written matters reserved to the board ensures that the directors are responsible for the control of, amongst other matters, all significant strategic, financial and organisational risks.

We have an established risk management programme that assists management throughout the Group to identify, assess and mitigate business, financial, operational and compliance risks on a continuous basis. The board views management of risk as integral to good business practice. The programme is designed to support management’s decision making and to improve the reliability of business performance.

The risk management programme is supported by the dedicated team of internal risk specialists, including the internal auditors, who make up group risk assurance (“GRA”). As part of the management of risk process, GRA (in addition to following annual audit plans) undertake rolling three year schedules of risk workshops across our divisions. In 2005, members of GRA conducted seven risk workshops within this programme, culminating in an assessment by the management committee of key business risks and a review of them by the board. These risk assessments are wide ranging, including risks arising from the regulatory environment in which tobacco companies operate, in strategy, with counter-parties and in organisational change associated with major projects and with acquisitions. The risk management process operates throughout the Group, being applied to the main business divisions and corporate functions.

The output from each annual assessment is a list of key strategic, financial, operational and compliance risks. Associated action plans and controls to mitigate them have been put in place where possible and to the extent thought appropriate by the board taking account of costs and benefits. Individual members of our management committee are responsible for these action plans and controls. The identified key risks, changes in their status or the composition of the risk matrix are reviewed regularly by the executive and management committees and quarterly by the board. Accordingly, during 2005, the list of key risks reviewed at each management committee meeting were revised as new risks emerged or existing ones receded.

Internal controls The directors have overall responsibility for our system of internal control and for reviewing its effectiveness. The board delegates to executive management the responsibility for designing, operating and monitoring both the system and the maintenance of effective internal control in each of the businesses which comprise the Group. The systems of internal control are based on an ongoing process of identifying, evaluating and seeking to manage key risks and includes the risk management processes set out above. The systems of internal control were in place throughout the year and up to the date of approval of the annual report and financial statements. The effectiveness of these systems has been regularly reviewed by the management committee and executive and was periodically reviewed by the audit committee and the board, in accordance with the guidance in the Turnbull Report and the Internal Control Revised Guidance for Directors published by the Financial Reporting Council in October 2005. These systems are also refined as necessary, to meet changes in our business and the associated risks. Joint venture arrangements with other companies and participations via shareholdings in other businesses, as is the case with some of our European wholesale operations, are outside our own formal control procedures. However, our exposure to them is assessed by line management (in most cases through representation on the boards of those operations) and formed part of the

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005

programme of reviews by GRA. Regular performance reports have been provided to our management committee, the executive and/or the audit committee or the board.

Control systems The main components of the organisation for internal control are summarised below. Their foundation is in the considerable value that we place, throughout our activities, on seeking to ensure that employees are of the highest quality and integrity. Formal control is exercised through a management structure, which includes clear lines of responsibility and documented delegations of authority from the board. The systems of internal control include a series of Group policies, operating and procedural manuals and processes, with which all relevant employees are expected to comply. Processes underpinning the financial reporting systems are managed and monitored by line and functional management and regular reporting. Separately, the effectiveness of these internal controls is reviewed by an internal audit function that operates on a global basis. It reports its results to the executive management team and directly to the audit committee. The work of the internal auditors is focused and prioritised upon the areas of perceived greatest risk to us as determined by internal risk assessments, senior management and the audit committee. The internal controls system also takes into account the compliance requirement of the Proceeds of Crime Act 2002 and money laundering regulations.

Function of controls The systems of internal control are designed to manage rather than eliminate the risk of failure to achieve business objectives. They can only provide reasonable and not absolute assurance against material errors, losses, fraud or breaches of laws and regulations.

Corporate assurance To assist compliance with the requirements of the US Sarbanes-Oxley legislation (“SOX”) which are applicable to foreign issuers and in furtherance of the principles of good corporate governance, we have a corporate assurance committee, which is chaired by the company secretary and general counsel. That committee (comprising senior executives at and below board level), amongst other matters, reviews proposed financial and trading statements and the assumptions, procedures and controls underpinning their preparation. The chief executive and finance director attend some of the committee meetings by invitation only. It reports the results of its review and recommendations to the chief executive, finance director, the audit committee and the board. In 2005, it met formally five times and is supported by independent professional advisors in discharging its duties.

Processes underpinning the financial reporting systems have been reviewed in light of the requirements of SOX. The in-scope business units’ key financial controls have been documented for the purposes of section 404 of SOX and these have been subjected to trial testing during 2005. We continue to make progress to meet the required compliance standards.

Control of major risks The major risks that might hinder the achievement of our business objectives are reported on, controlled and monitored in a variety of ways and in line with the revised internal control guidance published by the Financial Reporting Council in October 2005:

•	key strategic risks are addressed through our process of preparation of plans by each business unit and the compilation of these risks in our strategic plan;

•	the process of preparing business operating and functional plans is supported by reviews of the key issues we face and the identification of material risks through the process of risk assessment workshops described above. Major risks are reviewed at the appropriate level within the business and all operating units are involved in the risk assessment process. The review is ongoing and we have clear procedures for monitoring and controlling the risks identified. Comparisons between the key risks and key issues are undertaken and considered at the board’s strategic two-day workshop or by the board as special items of business, if appropriate;

•	the executive committee monitors risk management, litigation risk and the insurance arrangements of the Group, and provides reports to the board;

•	the process of planning, budgeting and short-term forecasts ensures early warning of potential financial risks. There is a comprehensive budgeting system for all items of expenditure with appropriate and pre-determined authority limits, and with an annual budget approved by the board. Actual results are reported against budget on a monthly basis. Revised financial forecasts for the year are prepared regularly and financial projections for future years are prepared, at least, twice yearly. Guidelines are also in place covering the sanctioning of new investments;

•	resources are committed to ensure adequate arrangements are in place relating to security and environment, health and safety matters;

•	the activities of the treasury function are carried out within policies approved by the board. Compliance with these policies is monitored by a treasury committee that is chaired by the finance director and includes one other executive director (generally the chief executive), the company secretary, and other relevant senior executive management, such as the group financial controller, together with the head of GRA. Financing arrangements and management of currency risks are also subject to regular review by the treasury committee and are approved by that committee or the executive and are reported to the board. To assist in the

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005

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

Annual review of risk management and internal control systems In addition to the regular reports received by the audit committee and the board on internal controls and key risks and periodic reviews, the board has conducted an annual review of the effectiveness of the systems of risk management and internal control in operation during the year and up to the date of the approval of the annual report and financial statements. Controls required to mitigate such risks and any significant control failings are reviewed by the board through operational reports from management. The board, through the audit committee, also controls the review that is conducted by GRA. Management of all the business divisions of the Group are required to complete and sign-off control self-assessment questionnaires that confirm that the key internal controls are in place and being operated effectively. Where weaknesses have been identified plans and timetables for putting them right are also reported. GRA monitors and selectively checks the results of this exercise, ensuring that the representations made are consistent with the results of the internal audit function’s work during the year. The results of this exercise are summarised for the audit committee and the board. In the event that any significant losses were incurred during any year as a result of the failure of internal controls, then an analysis would form part of the reports to the audit committee and the board and a plan would be implemented to take the necessary action to remedy any significant weaknesses. In 2005, there were no such losses and the board was satisfied with:

•	the changes since the last annual assessment in the nature and extent of significant risks identified by management;

•	our ability to respond to changes in our business and the external environment to the extent that such changes are events that management can materially influence;

•	the scope and quality of management’s ongoing monitoring of risks and of the system of internal control, and, where applicable, the work of its internal audit function and other providers of assurance;

•	the extent and frequency of the communication of the results of the monitoring to the board (or board committee(s)) which enables it to build up a cumulative assessment of the state of controls in the Company and the effectiveness with which risk is being managed; and,

•	our external reporting processes.

Report of the audit committee
Code main principle C.3: “The board should establish formal and transparent arrangements for considering how they should apply the financial reporting and internal control principles and for maintaining an appropriate relationship with the company’s auditors.”

Members The audit committee met five times in 2005. All members of the committee were present at each meeting (other than Tony Portno, who was not present at the May meeting which marked his retirement from the board). The chairman of the audit committee provided a report on the work of the committee and any significant issues that may have arisen at the board meeting following each committee meeting.

Attendees at meetings The chief executive and finance director of the Group and other senior management attend committee meetings by invitation of the committee. Representatives of our external auditors and the head of GRA, which includes insurance and internal audit, also attend these meetings by invitation. In 2005, the external and internal auditors attended all meetings, had direct access to the committee during the meetings and time was also set aside for them to have private discussions with the committee, in the absence of management.

Audit committee compliance with the code The audit committee’s terms of reference (available on request and published on our website) comply with the code. During 2005, the formal calendar of items (which were reviewed at each audit committee meeting and within each annual cycle) embraced the code requirements to:

•	monitor the integrity of our financial statements, and any formal announcements relating to our financial performance, including reviewing significant financial reporting judgements and any disclosures contained in them;

•	review our internal financial controls and our internal control and risk management systems and to make recommendations to the board;

•	monitor and review the effectiveness of our internal audit function;

•	make recommendations to the board, for it to put to the shareholders for their approval in general meeting, in relation to the appointment, re-appointment and removal of the external auditors and to approve the remuneration and terms of engagement of the external auditors;

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005

•	review and monitor the external auditors’ independence and objectivity and the effectiveness of the audit process, taking into consideration relevant UK professional and regulatory requirements; and,

•	review our policy on the engagement of the external auditors to supply non-audit services. In doing so, account is taken of relevant ethical guidance regarding the provision of non-audit services by the external auditors and the pre-approval requirements of SOX (as a US listed company). In this context, the committee’s remit requires it to report to the board identifying any matters in respect of which it considers that action or improvement is needed and to make recommendations as to the steps to be taken.

Audit committee activities An overview of the work undertaken by the audit committee during 2005 is described within the following sections of this report.

The audit committee has a formal policy, endorsed by the board, to safeguard the independence and objectivity of the external auditors. The policy complies with UK and US regulatory requirements. The audit committee determined that it was satisfied that the independence of the external auditors had been maintained, having taken into account the external auditors’ written representations and the committee’s own enquiries. These were facilitated by a private meeting with the external auditors without executive management being present. The independence policy sets out certain disclosure requirements by the external auditors to the audit committee, restrictions on mutual hiring of personnel, rules for rotation of audit partners and procedures for the approval of non-audit services provided by the external auditors. The audit committee has monitored the application of the policy both during 2005 and up to the date of this report.

The audit committee reviewed the external auditors’ audit scope, plans and materiality levels and the resources proposed to execute the plans. Having done so, the committee approved the terms of engagement and the audit fees. The committee also reviewed the findings of the external auditors, their management letters on internal financial controls and audit representation letters.

The audit committee also assessed the qualifications, expertise and resources and independence of the external auditors and the effectiveness of the audit process. As part of that process, the committee has appointed Independent Audit Limited to assist it in assessing the effectiveness of the 2005 audit.

In the light of the assessments and review undertaken, the committee recommended to the board that PricewaterhouseCoopers LLP be retained as our auditors. This recommendation was endorsed by the board and approved by shareholders in May 2005.

The policy relating to the provision of non-audit services by the external auditors specifies the types of work from which the external auditors are excluded; for which the external auditors can be engaged without referral to the audit committee; and, for which a case-by-case decision is required. The ratio of non-audit fees to audit fees was monitored by the committee within an overall limit set by the board upon the recommendation of the audit committee. In doing so, the committee took account of the work performed by other accounting firms and reviewed the level of fees paid to those firms. The audit committee is satisfied that this policy was applied in 2005 and up to the date of this report.

A statement of fees for services from the external auditors in relation to 2005 is set out below:

	2005 £ million	2004 £ million

Audit services	1.4	1.3
Audit related fees	0.5	0.9
Tax services
compliance services	0.1	0.1
advisory services	0.8	0.6
Other services	0.0	0.1

Total	2.8	3.0

All non-audit services were pre-approved by the audit committee by category or on a case-by-case basis, as appropriate, depending upon the nature of the service and the circumstances. Audit related fees primarily related to factual due diligence work undertaken in respect of actual and possible acquisitions. Tax services comprised compliance services and technical advice associated with relevant UK and international fiscal laws and regulations and, in particular, in the context of assessing the potential implications of proposed corporate transactions or restructuring.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005

Having undertaken a review of the nature and amount of non-audit related work, the audit committee has satisfied itself that the services undertaken during 2005 did not prejudice the auditors’ independence.

The audit committee met prior to the board meetings at which the interim financial statements and the annual report and financial statements were approved. The committee reviewed significant accounting policies, financial reporting issues and judgements and, in conducting this review, considered reports from the external auditors, financial management and internal audit.

At each of its meetings, the committee reviewed and considered reports from the head of GRA. Those reports include the status of our risk management systems, findings from the internal audit function concerning internal controls and reports on the status of the correction of any weaknesses in internal controls identified by the internal and the external auditors. The committee also received reports from our brand protection and security unit, amongst other matters, on the steps being taken to combat illicit trade in our products.

The audit committee also reviewed and approved the remit, organisation, plans and resources of our internal audit function. The committee carried out a review of the effectiveness of the internal audit function and met the head of that function without management being present.

Speaking up  The audit committee reviews annually the arrangements by which our employees may, in confidence, raise concerns about possible improprieties in matters of financial reporting or other respects, under the Group’s ‘Talk Openly’ policy. The ‘Talk Openly’ team is led by the company secretary, in his capacity as the Group’s general counsel. The audit committee is satisfied that these arrangements allow for appropriate independent investigations of any such matters and suitable follow up actions. (For further detail, see our corporate responsibility report which is available on request and is published on our website.)

Communication with investors
Code main principle D.1: “There should be a dialogue with shareholders based on the mutual understanding of objectives. The board as a whole has responsibility for ensuring that a satisfactory dialogue with shareholders takes place.”

Introduction  We believe it is important to explain business developments and financial results to our shareholders and to understand any shareholder concerns.

We communicate to our shareholders through news releases (including results’ announcements), publications and our website (see below ‘Access to information’). During 2005, our representatives also met with shareholders representing some 48% of the issued share capital of the Group. Responses were also given to letters and e-mails received from shareholders on a variety of subjects. In all such communications, care is taken to ensure that no price sensitive inside information is released.

The chief executive and finance director have lead responsibility for investor relations. They are supported by a dedicated investor relations department that, among other matters, organises presentations for analysts and institutional investors. There is a full programme of regular dialogue with major institutional shareholders, fund managers, analysts, retail brokers and credit investors, upon which the chairman ensures that the board receives regular updates at board meetings. In 2005, we commissioned our bi-annual comprehensive non-attributable perception audit which included interviews with 29 institutional investors (accounting for some 30% of our shares) and 11 sell-side analysts. This provided detailed feedback on the investment community’s views of the Company. Our senior executives also meet annually with major shareholding institutions to enable them to ask questions relating to topics that are not price sensitive. The board also receives periodic reports on investors’ views of our performance. All the non-executive directors and, in particular, the chairman and senior independent director, are available to meet with major shareholders, if such meetings are so required. Further financial and business information is available on the investor relations’ section of our website.

Annual general meeting
Code main principle D.2: “The board should use the AGM to communicate with investors and to encourage their participation.”

We also communicate with shareholders through the AGM, at which the chairman gives an account of the progress of the business over the last year, a review of current issues and provides the opportunity for shareholders to ask questions. Such addresses are published on our website and released to the stock exchanges upon which we are listed and to the media. The senior independent director (who chairs the remuneration committee), together with the chairman of the audit committee and the other members of the board attend the AGM and so are on hand to answer questions raised by shareholders.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005

We count all proxy votes and indicates the level of proxies lodged on each resolution. We also publish the level of votes for and against resolutions and the number of abstentions. We ensure that votes cast are properly received and recorded.

Separate resolutions are proposed on each substantially discrete subject and we do propose a resolution at the AGM relating to the report and accounts. Notices of the AGM and related papers are sent to shareholders at least 21 working days before such meetings.

Access to information  Electronic communication has fast become the principal medium for shareholders, providing ready access to shareholder information and reports, and for voting purposes. Recognising this, annual reviews, annual reports and financial statements, Form 20-F filings and interim reports are published on our website. Briefings on results are given at tele-conferences and at presentations, and the results are also accessible to shareholders via the website. All shareholders are automatically provided with copies of annual reviews and interim reports, amongst our other things, (unless they have requested that they are simply notified of the publication, so that they can view them on our website). They can also receive full annual reports and Form 20-F filings upon request. Other information which shareholders and third parties are entitled to access is made available in accordance with legislative and regulatory requirements.

Pension funds
Our two main defined benefit UK pension funds are controlled by a corporate trustee, Gallaher Pensions Limited, the board of which comprises five nominees from Gallaher Limited and three employee members elected by all members whether active, deferred or pensioners. The pension funds’ assets are held separately from those of the Group and can only be used in accordance with the rules of the schemes. In 2003, the defined benefit schemes were closed to new employees and a defined contribution scheme was established for new employees. There is a defined benefit pension scheme in place for employees of the Irish subsidiary, operated upon the same lines as the UK schemes.

We have additional pension schemes, principally in Austria, Germany and Sweden. The assets of these schemes are administered and maintained by pension scheme syndicates functioning in accordance with the legal requirements of those countries. There are also a number of defined contribution schemes in place for employees in other parts of the world.

New York Stock Exchange corporate governance requirements
As a listed non-US issuer, we are only required to comply with some of the NYSE Corporate Governance Rules. Otherwise, we must disclose any significant ways in which our corporate governance practices differ from those followed by US companies under the NYSE listing standards. We believe that our corporate governance practices do not differ in any significant ways from those followed by US companies under the NYSE corporate governance standards, except that the nomination committee is not composed entirely of independent directors (given the code provision that deems the chairman of the Group to be non-independent following appointment). Two members of the audit committee sat on the audit committees of more than three publicly quoted companies. Furthermore, the audit committee (which is composed entirely of independent directors) develops and recommends certain corporate governance principles related to the scope of its activities to the board. The board nevertheless maintains the lead in the area of corporate governance. It should also be noted that the internal audit team is incorporated within the independent GRA function.

Compliance with the provisions contained within the combined code
Throughout the year we were in compliance with the provisions of the code with one partial exception relating to notice periods for executive directors which was addressed in 2003. With the exception of Stewart Hainsworth (who, upon appointment to the board in October 2004, received a service contract with a one year notice period in all circumstances), until December 2005 the other executive directors’ service contracts contained an additional provision relating to the notice period during the two years following a change of control of the Company. That entitlement was removed in December 2005 without compensation. For further details see the 2004 annual report and financial statements.

Corporate governance rating
In terms of corporate governance ratings, we have been advised by GovernanceMetrics International that the Group’s rating is within the top 10% of companies globally.

Corporate Responsibility

Commitment  We regard corporate responsibility as integral to how we conducts our business. We are committed to being a good corporate citizen and behaving responsibly with a demonstrated transparency of approach.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005

CR committee of the board  During 2005, Ronnie Bell, a non-executive director, was appointed chairman of the CR committee of the board. In recognition of our growth in developing markets, Richard Johnson, managing director, developing markets, also joined the committee. Other members include the group operations director and the company secretary and general counsel. The committee is charged with ensuring that significant social, ethical and environmental (“SEE”) risks are identified, assessed and prioritised appropriately. It also monitors the integration of our CR agenda into all areas of the business and looks for evidence that we are striving for continual improvement in SEE performance. It exercises strategic oversight over both our Group CR committee and our EHS committee. It submits a formal report to the board each year.

Group CR committee and Group EHS committee  These operational committees are focused on both setting CR and EHS improvement targets against established objectives and monitoring progress to ensure they are achieved. Our system for managing CR and EHS matters follows established ‘plan, do, check, act’ principles, with a focus on continual improvement, as encouraged by internationally recognised standards. We are committed to ensuring our operations are carried out with proper respect for the environment and in a manner that secures the health and safety at work of its employees. Our policies on CR and EHS and further information is published on our website (www.gallaher-group.com).

Communication and reporting of performance  To demonstrate the importance that we attach to CR, we publish annual reports for both CR and EHS on our website. During 2005, we published our second CR review. This examines our activities in 2004, providing an update on performance against last year’s targets and outlining new performance indicators for the future. We also published our fourth EHS report and statistics (‘Striding Ahead’) during the year.

Communication with employees  To promote internal communication and raise the profile of both CR and EHS within the business, both the CR review and ‘Striding Ahead’ are published on our intranet. The intranet also provides an efficient and effective method for communicating our CR principles, practices and performance to employees. Additionally, use is made of employee surveys, publications, inductions, newsletters and briefings.

Performance benchmarking  We recognise the importance of internal and external benchmarking of our CR activities. We continue to participate in the Business in the Community (“BITC”) Corporate Responsibility Index and the BITC Environment Index. These seek to measure the CR and environmental performance of FTSE companies and other organisations. In the CR Index published in March 2005 (addresses 2004 performance), we scored 81% (previous year: 79.2%) and were ranked 69th in the ‘Top 100 Companies that Count’ (2004: 84th). In the Ninth Environment Index, our score increased to 84.62% (previous year: 76.73%), demonstrating significant progress along the ‘continual improvement’ path. We were placed 68th out of 168 (previous year: 113th out of 176) in the overall ranking of participants. In the interests of transparency, we have published on our website the ‘confidential feedback reports’ as received from BITC for both indices.

Environmental performance indicators  We pay particular attention to energy consumption, water consumption, greenhouse gas emissions, waste generation and reducing the proportion of its wastes which are disposed of to landfill, all being aspects where improvements offer commercial as well as environmental benefits. Group-wide performance indicators are collated by our Group EHS department and published on the intranet. Quantitative and qualitative performance is reported each year in the Group EHS report and statistics, published on our website.

Accidental injury statistics  Detailed Group-wide accidental injury statistics are collated by the Group EHS department and published on the intranet. Typically, the two most common categories of accidental injury in our manufacturing facilities comprise ‘injured while handling, lifting and carrying’ and ‘slips, trips and falls’. An analysis of accidental injury performance and trends Group-wide is reported in the annual Group EHS report and statistics. During September 2005, the Health and Safety Executive published the third in a series of research studies investigating the level and quality of health and safety information made publicly available by the UK's top companies, Government departments and agencies, NHS Trusts and local authorities. The researchers looked at 288 of the UK's top companies, scoring each out of a maximum 11 points. With a score of 10, we were one of just 12 of the 288 which scored 10 or 11. The tobacco sector was top of the 35 industry sectors for "quality of health and safety reporting", with a score of 8.7 out of a maximum 11.

Community giving  In 2005, our total contribution to community projects totalled £814,236. Details of our approach are described in the CR review. As a matter of policy, we do not make political donations.

Assurance  We recognise that our external stakeholders are nowadays looking for independent assurance or verification that CR and EHS reports have been properly prepared. To this end, the internal audit function within our risk assurance department has been involved in auditing the content of both the CR report and the EHS report and statistics. Their assurance statements are included in those publications.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005

D	Employees

In 2005, the average number of persons employed by the Group were 11,100, of which 1,761 were employed in the UK, 3,378 employed in our Europe division, 5,162 were employed in the CIS and 799 were employed in the ROW. In 2004, the average number of persons employed were 11,172, of which 1,836 were employed in the UK, 3,597 employed in our Europe division, 5,026 were employed in the CIS and 713 were employed in the ROW.

We consider relations with our employees to be good. Approximately 80% of our employees in the UK are members of trade unions including the Amalgamated Transport and General Workers Union and AMICUS. In Gallaher Dublin the majority of our employees are members of trade unions including the Services Industrial Professional Technical Union (SIPTU) and AMICUS.

In Europe trade unions representation varies due to different legal and cultural backgrounds. The highest levels of representation are in Austria, Germany and France.

In the CIS relations with employees are generally good. Representation through trade unions varies due to different jurisdictions, historical and legal backgrounds, with highest levels of representation in Russia and the Ukraine. In Kazakhstan establishment of a trade union relationship is in development.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005

E	Share Ownership

Directors’ interests in shares

Our register kept pursuant to section 325 of the Companies Act 1985 shows that our directors in office at 31 March 2006 and their families had interests in our ordinary shares as detailed in Item 6B (Compensation). No interests were held in any other Group company.

For details of share ownership under the Savings Related Share Option scheme see Item 6 “Directors, Senior Management and Employees – Compensation – Savings related option scheme”.

For a full description of our Savings Related Share Option Scheme, and details of the options over ordinary shares that had been granted and were outstanding at 31 December 2005, please refer to note 24 (of the consolidated financial statements).

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005

ITEM 7   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A	Major shareholders

As far as is known to our management, we are not directly or indirectly owned or controlled by another corporation or by any government. The Bank of New York, the depositary in respect of the ADSs, as a nominee, is the record owner of approximately 25.2% of our issued share capital as at 31 March 2006.

The following shareholders notified us that they held the following interests in our share capital as at the dates shown:

	31 March 2006		31 March 2005		19 March 2004

	Number	Percentage of	Number	Percentage of	Number	Percentage
	of	issued share	of	issued share	of	of issued
	ordinary	capital	ordinary	capital	ordinary	share
	shares		shares		shares	capital
	millions		millions		millions

The Capital Group	22.7	3.46%	33.0	5.10%	31.0	4.80%
Companies, Inc

Legal and General	19.7	3.02%	19.7	3.02%	19.7	3.02%

UBS AG	66.4	10.13%	66.4	10.13%	N/a	N/a

Barclays	26.4	4.01%	N/a	Below 3%	N/a	Below 3%

Each of our ordinary shares carries equal voting rights.

We do not know of any arrangements the operation of which may result in a change in control of the Company.

The total of the ordinary shares held by, or for the benefit of, our directors and officers and their families, as a group, as at 31 March 2006 was 0.8 million shares. This amounted to approximately 0.1% of our issued share capital. Please see “Item 6B.of this Annual Report for more details of our directors’ interests in our shares.

B	Related party transactions

During the year, the Group purchased tobacco and non-tobacco products and services from its associate, Lekkerland GmbH & Co KG, to the value of £16m (2004: £15m). At 31 December 2005, there was no balance outstanding in respect of these transactions (2004: nil).

During the year, Lekkerland GmbH & Co KG purchased tobacco and non-tobacco products and services from the Group to the value of £36m (2004: £31m). At 31 December 2005, the balance outstanding in respect of these transactions was £1m (2004: £1m).

During the year, the Group sold tobacco and non-tobacco products and services to its associate, Hungarotabak-Tobaccoland Rt, to the value of £2m (2004: £1m). At 31 December 2005, the balance outstanding in respect of these transactions was £1m (2004: nil).

During the year, the Group purchased tobacco products and non-tobacco products and services from its joint venture, R.J. Reynolds-Gallaher International SARL to the value of £39m (2004: £47m). At 31 December 2005, the balance outstanding in respect of these transactions was £16m (2004: £14m). The Group also sold tobacco and non-tobacco products and services to the joint venture amounting to £30m (2004: £53m). At 31 December 2005, the balance outstanding in respect of these transactions was £2m (2004: £9m).

During the year, the Group sold non-tobacco products to its joint venture, Gallaher Reynolds Equipment Company amounting to £0.1m (2004: £3m) At 31 December 2005, the balance outstanding in respect of these transactions was £0.1m (2004: nil). The Group also purchased non-tobacco products from it’s joint venture, Gallaher Reynolds Equipment Company amounting to £0.5m (2004: nil). At 31 December 2005, there was no balance outstanding in respect of these transactions (2004: nil).

Other than the transactions disclosed above, to the best knowledge of our management, there have been no transactions, nor are there any proposed transactions, with related parties that are material to ourselves or to a related party. Except for the employment arrangements referred to under “Item 6B. Compensation of Directors, Senior Management and

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005

Employees”, neither we nor any of our subsidiaries have been a party during the last fiscal year to any material transaction, or proposed transaction, in which any of our directors or officers, or any relative or spouse of such person, or any relative of any such spouse, has a direct or indirect material interest. None of our directors or officers, nor any associate of our directors or officers, is indebted to us or to any of our subsidiaries.

C	Interests of experts and counsel

This section is not applicable.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005

ITEM 8    FINANCIAL INFORMATION

A	Consolidated Statements and Other Financial Information

Please refer to “Item 17. Financial Statements” on which are listed the financial statements and notes to financial statements appended as pages F-01 to F-66 to this Annual Report.

Dividend Distributions

Our board recommends a final dividend for 2005 of 22.9p per ordinary share. Subject to approval at the Gallaher AGM on 10 May the dividend will be paid on 23 May 2006.

We expect, subject to shareholders’ approval where necessary, to continue to pay dividends. However, the payment of any future dividends will depend upon our earnings and financial conditions and such other factors as our board deems relevant.

Dividend payments to ADS holders are made in US dollars by the ADR Depositary Bank. Payment of the final dividend for the year ended 31 December 2005 will be forwarded on 30 May 2006 to holders of record on 17 March 2006 converted at the £/US$ exchange rate on 23 May 2005.

Litigation

The only jurisdiction in which we are currently defendants to actions where plaintiffs are seeking damages for ailments claimed to have resulted from tobacco use or exposure to tobacco smoke is in the Republic of Ireland. As at 24 February 2006, 163 claims have been dismissed or abandoned since 1997. Currently, there are eight individual claims against our subsidiaries. Statements of claim have been delivered making wide-ranging allegations against our subsidiaries and other tobacco companies, and against the Republic of Ireland, the attorney general and the minister for health and children, who are also named as defendants in some of those cases. Each of these claims is subject to a procedural application or challenge by us. No defence will be delivered by us pending the conclusion of all of these procedural matters.

We are not a party to smoking and health litigation anywhere else in the world and there has been no recovery of damages against any of our companies in any action alleging that our tobacco products have resulted in human illness.

On 4 March 2005, we terminated the distribution contract of a Middle Eastern distributor and commenced proceedings on the same date in the English High Court, seeking a declaration that the contract had been validly terminated for numerous material breaches. On this basis there was no compensation payable in respect of the termination. By its defence and counterclaim served on 1 July 2005, the distributor asserted that the termination was unlawful and claimed significant, but wholly un-particularised losses. In an amended claim received on 24 February 2006, the distributor set out some details of its alleged losses, of around $500m, which primarily relate to hypothetical future profits. We believe these claims to be without substance, and will vigorously contest them through the court process.

Liggett-Ducat continues to be involved in court processes relating to payments allegedly due for unpaid taxes, penalties and fines claimed by the Russian tax authorities. Based upon the facts and matters currently known, management considers that there are meritorious defences against these claims. They will be vigorously defended.

It is not possible to predict the outcome of pending litigation or the regulatory matters referred to in Item 4 part B of this Annual Report that are subject to investigation or court actions. We believe that there are meritorious defences to these actions and claims and that the pending actions will not have a material adverse effect upon the results of our operations, our cash flow or our financial condition. These pending actions and any prospective ‘smoking and health’ claims will continue to be robustly contested. There can, however, be no assurance that favourable decisions will be achieved in the proceedings and actions involving us, that additional proceedings will not be commenced in the UK or elsewhere against our companies, that those companies will not incur damages, or that, if incurred, such damages will not have a material impact on our operating performance or financial condition. Regardless of the outcome of the pending litigation, the costs of defending these actions and claims could be substantial and will not be fully recoverable from the plaintiffs, irrespective of whether or not they are successful.

Costs incurred to litigate claims related to tobacco use and exposure to tobacco smoke were less than 2% of our total administrative expenses in each of the years 2001 - 2005 and have neither historically nor in the current fiscal year had a material impact on our results of operations.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005

Export Sales

Please see note 2 to the financial statements included in this Annual Report to review the significance of export sales to our business.

B	Significant Changes

Since 31 December 2005, there have been no significant changes to our operations, financial position or company structure. Details of other changes since 31 December 2005 are detailed in note 35 to the consolidated financial statements.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005

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

(b)	The highest and lowest sales prices of the ADSs as reported on the New York Stock Exchange composite tape.

	Pence per
	Ordinary Share		$ per ADS

Year ended 31 December	High	Low	High	Low

2001
First Quarter	477.00	365.00	27.62	20.88
Second Quarter	463.50	430.00	26.99	23.67
Third Quarter	495.00	433.75	28.53	24.29
Fourth Quarter	475.25	426.00	27.93	24.02
2002
First Quarter	540.00	444.75	30.86	25.50
Second Quarter	595.00	540.00	34.36	30.95
Third Quarter	712.15	526.00	44.05	32.90
Fourth Quarter	705.00	566.00	44.52	34.45
2003
First Quarter	634.08	543.68	40.79	35.15
Second Quarter	625.00	570.00	40.68	36.74
Third Quarter	599.00	545.50	40.29	34.45
Fourth Quarter	610.00	554.00	42.68	36.84
2004
First Quarter	697.00	587.90	50.50	42.60
Second Quarter	711.50	632.00	51.50	45.90
Third Quarter	683.50	630.60	50.80	44.60
Fourth Quarter	798.50	646.80	62.20	46.20
2005
First Quarter	861.50	746.50	64.50	55.90
Second Quarter	865.50	755.50	62.90	56.90
Third Quarter	898.00	790.50	64.20	55.00
Fourth Quarter	913.50	838.00	63.40	58.90
Last six months
October 2005	891.00	838.00	62.50	58.90
November 2005	913.50	866.00	63.40	60.50
December 2005	902.00	854.00	63.20	59.90
January 2006	889.50	835.00	63.50	59.00
February 2006	920.00	859.50	64.00	60.80
March 2006	925.50	834.00	63.70	57.60

During 2005 we issued 0.9 million ordinary shares in respect of share option schemes. As at 31 March 2006, we had 656.0 million ordinary shares in issue.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005

As at 31 March 2006, 41.3 million ADSs equivalent to 165.2 million of our ordinary shares, or approximately 25.2% of the total ordinary shares in issue, were outstanding and were held by 16,250 holders.

As at 31 March 2006, there were a total of 4,777 record holders of our ordinary shares. Of these record holders, four had a registered address in the United States and held a total of 44,484 ordinary shares, less than 0.0068% of the total issued. Since some of our ordinary shares and ADS’s are registered in the names of nominees, the number of shareholders of record may not be representative of the number of beneficial owners.

B	Plan of Distribution

This section is not applicable.

C	Markets

Please see “Item 9A. Offer and Listing Details” above for information regarding the markets in which our securities are traded.

D	Selling Shareholders

This section is not applicable.

E	Dilution

This section is not applicable.

F	Expenses of the Issue

This section is not applicable.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005

ITEM 10   ADDITIONAL INFORMATION

A	Share Capital

This section is not applicable.

B	Memorandum and Articles of Association

The following discussion summarises certain provisions of Gallaher’s Memorandum and Articles of Association (“the Articles”) and relevant applicable English law. It is a summary only and is qualified in its entirety by reference to the Companies Act 1985 of England and Wales, as amended (the “Companies Act”) and by the Articles.

During 2004 we undertook a review of the Articles, which were adopted following our demerger in 1997. The principal purpose of the exercise was to update and simplify them. The proposed Articles were approved by the shareholders at the AGM in May 2005. The revised Articles of Association are filed as an exhibit to this report.

Objects

Gallaher is a public limited company incorporated under the name Gallaher Group Plc, registered in England under registered number 3299793.

The object for which Gallaher is established is to carry on business as a general commercial company. Accordingly, generally speaking, it can carry on any trade or business whatsoever and Gallaher has the power to do all such things as are incidental or conducive to the carrying on of any trade or business by it. A full description of Gallaher’s objects is set out in Section 4 of its Memorandum.

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

Form 20-F 2005

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

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005

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

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005

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

We have not entered into any material contracts other than contracts entered into in the ordinary course of business, during the two years immediately preceding this Annual Report.

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

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005

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

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005

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

US Taxation of Dividends

For US federal income tax purposes, a US Holder will include in gross income the amount of a dividend paid by us, to the extent paid out of our current or accumulated earnings and profits (as determined for US federal income tax purposes), as ordinary income when the dividend is actually or constructively received by the US Holder, in the case of ordinary shares, or by the Depositary, in the case of ADSs. The amount of the dividend included in the income of a US Holder will be the US dollar value of the dividend, determined at the spot UK pound sterling/US dollar rate on the date such dividend is included in the income of the US Holder, regardless of whether the payment is in fact converted into US dollars. For US foreign tax credit purposes, the dividend included in a US Holder’s income will generally constitute foreign source “passive income” or, in the case of some US Holders, foreign source “financial services income” or foreign source “general category income” for taxable years beginning before 2007. The dividend will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is included in income to the date such payment is converted into US dollars will be treated as US source ordinary income or loss for US foreign tax credit purposes. Distributions in excess of our current or accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the US Holder’s tax basis in the ordinary shares or ADSs and thereafter as capital gain recognised on a deemed sale or exchange of the ordinary shares or ADSs.

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

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005

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

A gain or loss recognised upon the sale of an ADS or an ordinary share will be a capital gain or loss if such ADS or ordinary share is a capital asset in the hands of the US Holder. The maximum non-corporate US federal income tax rate on net capital gains is generally 15% for capital assets sold on or after May 6, 2003 and 20% for capital assets sold on or after January 1, 2009 for capital assets held for more than one year. Net capital gains on the sale of capital assets held for one year or less are subject to US federal income tax at ordinary income tax rates. For a corporate US Holder, all capital gains are currently taxed at the same rate as ordinary income. The deductibility of capital losses is subject to limitations. For non-corporate US Holders other than married couples who file separate US federal income tax returns, net capital losses not in excess of US $3,000 are deductible against ordinary income in the year incurred, with any excess carried forward indefinitely to offset (a) capital gains in such years and (b) other income not in excess of US $3,000. For married individuals who file separate US federal income tax returns, the limitations on capital losses that may be deducted against ordinary income is reduced to $1,500. For corporate US Holders, capital losses can only be used to offset capital gains recognised during the year incurred or during the permitted carryback and carryforward period. Ordinarily, corporations may carry capital losses back three years and forward five years.

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

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005

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

Our board recommends a final dividend for 2005 of 22.9p (net) per ordinary share. The dividend, if approved by our shareholders at our annual general meeting on 10 May 2006, will be paid on 23 May 2006. The equivalent amount per ADS will be 91.6p and this will be distributed on 30 May 2006 to ADR holders of record on 17 March 2006. The dividend payable to ADR holders will be paid in US dollars converted at the £/US dollar rate on 23 May 2006. These payments, together with the interim amounts already paid, amount to a total dividend of 33.50p per ordinary share (134.0p per ADS) for 2005.

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

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005

London Stock Exchange. These fluctuations are likely to affect the market price of the ADSs on the New York Stock Exchange.

G	Statement by Experts

This section is not applicable.

H	Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and accordingly file reports, proxy statements and other information with the SEC. You may read and copy any document filed by us with the SEC without charge at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of documents may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an internet website that contains reports, proxy statements and other information about issuers, including us, who file electronically with the SEC. The address of that site is http://www.sec.gov.

I	Subsidiary Information

This section is not applicable.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005

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

We recognise payments on derivative instruments and their fair value on an accrual basis. At 31 December 2005 we had net unrealised gains of £7 million on interest rate derivative financial instruments (2004: net unrealised losses of £4 million). The £11 million net unrealised gain arising from the change in fair values of interest rate derivative financial instruments was accrued in the financial statements for the year ended 31 December 2005. At 31 December 2005 we had unrealised losses of £82 million on long-term debt (2004: unrealised losses of £98 million). We make no provisions in our financial statements for unrealised gains or losses on long term debt in respect of future accounting periods other than where the change in fair values are subject to effective hedges At 31 December 2005, £27 million of unrealised losses on long term debt was accrued in the financial statements (2004: £22 million). The £5 million unrealised loss arising from the change in fair values of long term debt was accrued in the financial statements for the year ended 31 December 2005.

Liabilities	Maturity Dates

						Later		Fair
£m Equivalent	2006	2007	2008	2009	2010	Years	Total	Value

Long Term Debt
Fixed Rate - Principal	616	101	260	301	-	823	2,101	2,154
Average rate	6.0%	3.9%	5.9%	6.6%	-	5.0%	5.6%
Variable Rate - Principal	9	9	1	10	75	-	104	104
Average rate	2.0%	2.0%	5.0%	2.3%	5.0%		4.2%
Other Borrowings
Variable Rate - Principal	147	-	-	-	-	-	147	147
Average rate	4.0%						4.0%
Accrued interest	44	-	-	-	-	14	58	58

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005

The following table presents the derivative financial instruments held by the Group at 31 December 2005, other than short-term forward foreign exchange contracts. We do not enter into any market risk sensitive instruments for trading purposes.

					Later		Fair
	2006	2007	2008	2009	years	Total	value
2005	£m	£m	£m	£m	£m	£m	£m

Sterling interest rate derivatives
Interest rate swaps and swap options – pay fixed, receive variable:
Notional amount	-	-	420		50	470	(21)
Weighted average interest rate payable (%)	-	-	6.3		5.6	6.2
Interest rate swaps – pay variable, receive fixed:
Notional amount	-	-	-	-	250	250	2
Weighted average interest rate receivable (%)	-	-	-	-	5.8	5.8
Margin over LIBOR payable (%)	-	-	-	-	1.0	1.0
Interest rate swaps – pay variable, receive fixed:
Notional amount	-	-	-	300		300	7
Weighted average interest rate receivable (%)	-	-	-	6.6		6.6
Margin over LIBOR payable (%)	-	-	-	1.3		1.3
Euro interest rate derivatives:
Interest rate swaps – pay fixed, receive variable:
Notional amount	55	-	-	-	-	55	(1)
Weighted average interest rate payable (%)	4.9	-	-	-	-	4.9
Interest rate swaps – pay variable, receive fixed:
Notional amount	-	-	82		-	82	3
Weighted average interest rate receivable (%)			5.9	-	-	5.9
Margin over LIBOR payable (%)	-	-	1.1	-	-	1.1
Interest rate swaps – pay variable, receive fixed:
Notional amount					550	550	17
Weighted average interest rate receivable (%)					4.6	4.9
Margin over LIBOR payable (%)	-	-	-	-	0.7	0.9
Tax equalisation swaps:
Notional amount	94	69	-	-	-	163	(5)

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005

Exchange Rate Sensitivity

Due to the international nature of our operations, we are exposed to exchange rate fluctuations on the translation of the results of overseas subsidiaries into sterling and the settlement of commercial transactions in foreign currencies. We make limited use of derivative financial instruments to hedge balance sheet translation exposures. On significant acquisitions of overseas companies, borrowings are raised in the local currency to minimise the translation risk. It remains our policy not to hedge income statement translation exposures. Transaction exposures are hedged where deemed appropriate and where they can be reliably forecast with the use of forward exchange rate contracts.

The table below provides information about our derivative financial instruments and firmly committed sales and purchases transactions at 31 December 2005. The table summarises information on instruments and transactions that are sensitive to foreign currency exchange rates, namely firmly committed foreign currency denominated sales and purchases transactions and forward foreign exchange contracts. For firmly committed foreign currency denominated sales and purchases transactions, sales and purchases amounts are presented by the expected transaction date. For forward foreign exchange contracts, the table presents the contractual amounts and weighted average exchange rates by expected (contractual) maturity dates. The information is presented in pounds sterling equivalents, which is our reporting currency. We do not enter into any market risk sensitive instruments for trading purposes.

	Contractual Transaction Date

					Later		Fair
£m Equivalent	2005	2006	2007	2008	years	Total	value

Firmly Committed Sales Contracts:

Euros	2	-	-	-	-	2	-

US Dollars	12	-	-	-	-	12	-

Other	1	-	-	-	-	1	-

Firmly Committed Purchase Contracts:

Euros	21	-	-	-	-	21	-

US Dollars	10	-	-	-	-	10	-

Forward Contracts:
Pay £, receive euros:
Contract amount	229	-	-	-	-	229	2
Average contractual exchange rate	0.682	-	-	-	-	0.682
Pay US$, receive £:
Contract amount	236	-	-	-	-	236	(6)
Average contractual exchange rate	1.758	-	-	-	-	1.758
Pay Polish Zloty, receive £:
Contract amount	76	-	-	-	-	76	(1)
Average contractual exchange rate	5.63	-	-	-	-	5.63
Pay South African Rand, receive £:
Contract amount	11	-	-	-	-	11	-
Average contractual exchange rate	11.25	-	-	-	-	11.25
Pay Singapore $, receive £:
Contract amount	1	-	-	-	-	1	-
Average contractual exchange rate	2.94	-	-	-	-	2.94
Pay Ukraine Hryvna, receive US $:
Contract amount	6	-	-	-	-	6	-
Average contractual exchange rate	5.05	-	-	-	-	5.05

The fair value of £5 million represents the net unrealised loss on forward foreign exchange contracts at 31 December 2005, which was recognised in the financial statements for the year ended 31 December 2005. At 31 December 2004 we had net unrealised gains of £30 million on forward foreign exchange contracts.

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

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005

continue to result, in a significantly reduced tobacco crop. This may also lead to changes in price. We seek to reduce our exposure to individual markets by sourcing tobacco leaf from a number of different countries, including Brazil, China, India, Italy, Spain and Zimbabwe.

In 2005, we purchased approximately 132,000 tonnes (2004: 138,000 tonnes) of tobacco leaf through a number of well-established international tobacco merchants. There is no futures market for tobacco and there is limited ability to enter into long term contracts based on price. Based on 2005 purchase volumes, a 10% increase in the cost of tobacco leaf would result in an increase of approximately £12million (2004: £13million) in tobacco leaf costs to the Group. We believe that, based on our ability to effect price increases and the relatively low proportion of the retail price represented by tobacco leaf costs, which represented approximately 12% of the total UK duty - paid retail price of cigarettes in 2005, we are generally able to mitigate the effects of tobacco leaf price increases through manufacturers own price increases and thereby limit any related effect on our total profit from operations.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005

ITEM 12   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A	Debt Securities

This section is not applicable.

B	Warrants and Rights

This section is not applicable.

C	Other Securities

This section is not applicable.

D	American Depositary Shares

This section is not applicable.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005

Part II

ITEM 13    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There are no items to be reported in this section.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005

ITEM 14   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There are no items to be reported in this section.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005

ITEM 15   CONTROLS AND PROCEDURES

Pursuant to rules adopted by the Securities and Exchange Commission as directed by Section 302 of the Sarbanes-Oxley Act of 2002, the Company is providing the following information:

As of the end of the period covered by this report (the “Evaluation Date”) the Company conducted an evaluation (under the supervision and with the participation of the Company’s chief executive and finance director), pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) of the effectiveness of design and operation of the Company’s disclosure controls and procedures. Based on this evaluation, the Company’s chief executive officer and chief financial officer have concluded that as of the Evaluation Date such disclosure controls and procedures were reasonably designed to ensure that information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

Since the last evaluation by the Company of the Company’s internal controls there have been no changes in the internal controls that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005

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

Form 20-F 2005

ITEM 16

B	Code Of Ethics

Persuant to rules adopted by the Securities and Exchange Commission, we are providing the following information:

The Board of Directors confirm that senior management of the Company has adopted a Code of Ethics which also covers the responsibilities of the Chief Executive, Finance Director, and Group Financial Controller.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005

ITEM 16

C	Principal Accountant Fees And Services

Details of the aggregate fees billed for each of the last two fiscal years for professional services rendered by the independent auditors, PricewaterhouseCoopers LLP, for the audit of the Group’s annual financial statements together with procedures for approving services by the auditor are set out below:

	2005	2004
	£ million	£ million
Audit fees	1.4	1.3

Audit related fees	0.5	0.9

Tax fees:
compliance services	0.1	0.1
advisory services	0.8	0.6

All other fees	0.0	0.1

Total	2.8	3.0

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

All non-audit services are pre-approved by the audit committee by category or on a case-by-case basis, as appropriate, depending upon the nature of the service and the circumstances. Audit related fees primarily relate to factual due diligence work undertaken in respect of possible acquisitions and disposals. Tax services comprise compliance services and technical advice associated with relevant UK and international fiscal laws and regulations and, in particular, in the context of assessing the potential implications of proposed corporate transactions or restructuring.

Having undertaken a review of the non-audit related work the audit committee has satisfied itself that the services undertaken during 2005 did not prejudice the auditors’ independence.

ITEM 16

D	Exemptions from the Listing Standards for Audit Committees

There are no items to be reported in this section.

ITEM 16

E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

At the AGM in May 2005 shareholders reviewed the authority for us to purchase up to 10% of our own shares. We did not purchase any of our own shares in 2004 or 2005.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005

ITEM 17   FINANCIAL STATEMENTS

Our consolidated financial statements and notes to the financial statements, together with the report thereon by an independent registered public accounting firm, are filed as part of this Annual Report as pages F-2 to F-66.

An index to these pages is given on page F-1.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005

ITEM 18   FINANCIAL STATEMENTS

This section is not applicable.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005

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

Pricing Supplement dated 21 May 2004 was filed with the SEC on June 8, 2004 under Form 20-F, file registration number 1-14602, and is incorporated herein by reference.

2.4	Offering Circular dated 4 February 2003 for Guaranteed Bonds due 2013, was filed with the SEC on May 30, 2003 under Form 20-F, file registration number 1- 14602, and is incorporated herein by reference.

2.5	Gallaher Group Plc - £650,000,000 Facility Agreement dated 11 March 2003 as amended, restated and increased to £1,000,000,000 pursuant to an amendment and restatement agreement dated 16 June 2005 (the “Agreement”).

2.6	Offering Circular by Gallaher Group Plc for £2,000,000,000 Medium Term Note Programme, unconditionally and irrevocably guaranteed by Gallaher Limited dated 21 May 2004.

8	List of Subsidiaries

11	Code of Ethics was filed with the SEC on April 8, 2004 under Form 20-F, file registration number 1-14602 and is incorporated by reference.

12	Section 302 Certification

13	Section 906 Certification

15.1	Notice of annual general meeting 2006 to be held on 10 May 2006.

Back to Contents

GALLAHER GROUP Plc

Form 20-F 2005

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

GALLAHER GROUP Plc
(Registrant)

By:	/s/	M. E. Rolfe

Name: M. E. Rolfe
Title: Group Finance Director
Date: 18 April, 2006

GALLAHER GROUP Plc

INDEX TO FINANCIAL STATEMENTS

The following consolidated financial statements, together with the report thereon by the independent registered public accounting firm, are filed as part of this Annual Report.

Back to Contents

GALLAHER GROUP Plc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Gallaher Group Plc:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cashflows and of statements of recognised income and expenses present fairly, in all material respects, the financial position of Gallaher Group Plc and its subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2005, in conformity with International Financial Reporting Standards as adopted by the European Union. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States), which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting principles under International Financial Reporting Standards, as adopted by the European Union, vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 37 to the consolidated financial statements.

PricewaterhouseCoopers LLP

London, United Kingdom
18th April 2006

Back to Contents

GALLAHER GROUP Plc

Consolidated Income Statements

		2005				2004

		Before	Exceptional	Total		Before	Exceptional	Total
		exceptional	items			exceptional	items
		items	(note 4)			items	(note 4)
	Note	£m	£m	£m		£m	£m	£m

Sales	3	8,214	-	8,214		8,115	-	8,115

Duty	3	(5,611)	-	(5,611)		(5,568)	-	(5,568)
Other cost of goods sold		(1,497)	(13)	(1,510)		(1,488)	(8)	(1,496)
Cost of goods sold		(7,108)	(13)	(7,121)		(7,056)	(8)	(7,064)

Gross profit		1,106	(13)	1,093		1,059	(8)	1,051
Distribution, advertising and selling costs		(327)	(13)	(340)		(321)	-	(321)
Administrative expenses		(149)	(9)	(158)		(125)	(9)	(134)
Other gains and losses - net		4	-	4		3	-	3

Operating Profit		634	(35)	599		616	(17)	599
Share of post tax results of joint ventures and associates	3	17	-	17		19	-	19

Total profit from operations	3	651	(35)	616		635	(17)	618
Interest and other finance income		77	-	77		88	-	88
Interest and other finance expense		(177)	-	(177)		(202)	-	(202)
Finance costs - net	6	(100)	-	(100)		(114)	-	(114)

Profit before taxation	7	551	(35)	516		521	(17)	504
Taxation	8	(152)	8	(144)		(148)	6	(142)

Profit for the year		399	(27)	372		373	(11)	362

Attributable to:
Equity shareholders		394	(25)	369		369	(11)	358
Minority interests		5	(2)	3		4	-	4

		399	(27)	372		373	(11)	362

Earnings per share for profit attributable to equity shareholders
Basic	9			56.5	p			55.0	p
Diluted	9			56.4	p			54.9	p

Note:
Details of the exceptional items are set out in note 4 to the financial statements. Excluding the impact of exceptional items and amortization of intangible assets of £19m (2004: £13m), total profit from operations is £670m (2004: £648m).

The notes to the Financial Statements are an integral part of these Financial Statements

Back to Contents

GALLAHER GROUP Plc

Consolidated Balance Sheets

		2005	2004
	Note	£m	£m
ASSETS

Non current assets
Property, plant and equipment	11	622	588
Intangible assets	12	1,452	1,401
Investments in associates	13	116	122
Investments in joint ventures	14	9	8
Deferred tax assets	22	27	33
Retirement benefit assets	21	56	7
Trade and other receivables	15	4	4
Derivative financial instruments	20	36	32
Financial assets at fair value through profit or loss	17	7	8

		2,329	2,203

Current assets
Inventories	16	474	484
Trade and other receivables	15	812	800
Derivative financial instruments	20	32	84
Cash and cash equivalents	20	221	761

		1,539	2,129
Non current assets classified as held for sale	18	6	-

		1,545	2,129

Total assets		3,874	4,332

LIABILITIES
Non current liabilities
Borrowings	20	1,594	2,215
Derivative financial instruments	20	-	2
Trade and other payables	19	6	5
Deferred tax liabilities	22	72	51
Retirement benefit liabilities	21	71	79
Provisions for liabilities and charges	23	29	28

		1,772	2,380

Current liabilities
Borrowings	20	816	892
Derivative financial instruments	20	43	37
Trade and other payables	19	1,032	992
Current income tax liabilities		61	83
Provisions for liabilities and charges	23	14	8

		1,966	2,012

Total liabilities		3,738	4,392

Net assets/(liabilities)		136	(60)

Back to Contents

GALLAHER GROUP Plc

Consolidated Balance Sheets

		2005	2004
	Note	£m	£m
Equity
Share capital	24	65	65
Share premium account	24	134	129
Capital redemption reserve	25	8	8
Merger reserve	25	146	146
Other reserve	25	(911)	(911)
Currency translation reserve	25	(5)	(13)
Retained earnings	25	667	485

Equity attributable to shareholders		104	(91)
Minority interests	27	32	31

Total equity		136	(60)

The Notes to the Financial Statements are an integral part of these Financial Statements

Back to Contents

GALLAHER GROUP Plc

Consolidated Cash Flow Statements

		2005	2004
	Note	£m	£m
Cash flows from operating activities
Cash generated from operating activities	28	700	755
Dividends received from associates and joint ventures		15	10
Income tax paid		(143)	(90)

Net cash from operating activities		572	675
Cash flows from investing activities
Acquisition of subsidiaries, including minority interests		-	(5)
Purchases of property, plant and equipment		(103)	(103)
Proceeds from sale of property, plant and equipment	29	21	8
Purchases of intangible assets		(75)	(6)
Decrease in investments in associates and joint ventures		2	3

Net cash from investing activities		(155)	(103)
Cash flows from financing activities
Interest paid		(163)	(140)
Interest received		44	16
Proceeds from issuance of ordinary shares		3	4
Purchase of ordinary shares		(1)	(1)
Proceeds from borrowings		75	586
Repayment of borrowings		(701)	(215)
Dividends paid to minority interests		-	(5)
Dividends paid to the Company’s shareholders		(210)	(196)

Net cash from financing activities		(953)	49

Net (decrease)/increase in cash and cash equivalents		(536)	621
Cash and cash equivalents at beginning of the year		756	134
Exchange (losses)/gains on cash and cash equivalents		(1)	1

Cash and cash equivalents at the end of the year	30	219	756

The Notes to the Financial Statements are an integral part of these Financial Statements

Back to Contents

GALLAHER GROUP Plc

Consolidated Statements of Recognised Income and Expense

		2005	2004
	Note	£m	£m

Actuarial gain/(loss) recognised on retirement benefits	21	30	(14)
Deferred tax relating to actuarial gain/(loss) on retirement benefits		(9)	5
Currency translation differences		8	(13)

Net income/(expense) recognised directly in equity		29	(22)
Profit for the year		372	362

Total recognised income for the year		401	340

Attributable to:
Equity shareholders		398	336
Minority interests		3	4

		401	340

The Notes to the Financial Statements are an integral part of these Financial Statements

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

1.	Summary of significant accounting policies

The principal accounting policies adopted in the preparation of these consolidated financial statements are set out below.

Basis of preparation
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (“IFRS”). There are no material differences between IFRS as adopted by the EU and complied with in the preparation of these financial statements and IFRS as published by the IASB.

The 2005 financial statements are the Group’s first consolidated financial statements prepared under IFRS, with a transition date of 1 January 2004. Consequently, the comparative figures for 2004 and the Group’s balance sheet as at 1 January 2004 have been restated to comply with IFRS.

The financial statements have been prepared under the historical cost convention as modified by the revaluation of financial assets and financial liabilities (including derivative instruments) at fair value through profit and loss.

The preparation of financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates.

Basis of Consolidation
The consolidated financial statements incorporate the accounts of Gallaher Group Plc and all its subsidiaries together with the Group’s share of the post tax results and net assets of its joint ventures and associates.

(a) Subsidiaries
Subsidiaries are all entities that are ultimately controlled by Gallaher Group Plc. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The cost of an acquisition is measured as the fair value of the consideration given for assets acquired, equity instruments issued and liabilities incurred or assumed at the date of the exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured at their fair values at the acquisition date. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill.

Inter-company transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

(b) Associates and joint ventures
Associates are all entities over which the Group has significant influence but not control. Joint ventures are contractual arrangements whereby the Group, together with one or more parties, undertake an economic activity which is subject to joint control. Investments in associates and joint ventures are accounted for using the equity method of accounting and are initially recorded at cost. The Group’s investment in associates and joint ventures includes goodwill identified on acquisition.

The Group’s share of its associates’ and joint ventures’ post acquisition profits or losses are recognised in the income statement post tax, and its share of post-acquisition movements in reserves are recognised in reserves. The cumulative post–acquisition movements are adjusted against the carrying amount of the investments.

Unrealised gains on transactions between the Group and its associates and joint ventures are eliminated to the extent of the Group’s interest in the associate or joint venture. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

1.	Summary of significant accounting policies (continued)

Segment reporting

The Group’s management structure and internal reporting systems are focused on the geographic regions in which the Group operates. Therefore, the primary reporting format under IAS 14 Segment Reporting is by geographic segment. These segments reflect components of the Group that operate within particular economic environments which are subject to certain risks and returns that are different from those components operating in other economic environments.

The secondary reporting format is by business segment. The Group distinguishes the results of its manufacturing and distribution operations within this format.

Costs are borne by geographic and business segments as incurred.

Foreign currencies
The income and cashflow statements of Group undertakings with a functional currency other than sterling are translated to sterling at average rates of exchange in each year. Assets and liabilities of these undertakings are translated at rates of exchange existing at the end of the accounting period.

The differences between retained profits of overseas subsidiaries, joint ventures and associates translated at average and closing rates of exchange are taken to reserves, as are the differences arising on the retranslation to sterling (using closing rates of exchange) of overseas net assets at the beginning of the year. Any differences that have arisen since 1 January 2004 are presented as a separate component of equity. As permitted under IFRS 1 First time Adoption of International Financial Reporting Standards, any differences prior to that date are not included in this separate component of equity.

Foreign currency transactions are initially recorded in the functional currency of the transacting entities at the exchange rate ruling at the date of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period end rates of exchange are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

Revenue recognition
Revenue from the sale of goods and services is measured at fair value, net of sales and marketing incentives and excluding sales within the Group. Revenue comprises amounts charged to customers for goods sold, services supplied, licence fees and excise duties paid by the Group but not VAT or its equivalent. The Group recognises such revenue when the risks and rewards of ownership are transferred significantly (which is generally when goods are received by the customer), and collection of the related receivable is reasonably assured. Sales and marketing incentives include retrospective payments made to customers relating to specific performance criteria, normally targeted volume sales, ranging and stock availability, and payments to customers to support shelf price reduction in relation to promotional activity.

Excise duties
Excise duties are accounted for as a component of cost of goods sold and, accordingly, are not shown as a deduction from sales. However, a key performance indicator used by management is operating margin which is calculated as total profit from operations before amortization of intangible assets and exceptional items expressed as a percentage of net sales. Net sales in this context is defined as sales less excise duties incurred.

Exceptional items
Items that are both material in size, and unusual and infrequent in nature are presented as exceptional items in the income statement. The directors are of the opinion that the separate recording of exceptional items provides helpful information about the Group’s underlying business performance. Examples of events, inter alia, which may give rise to the classification of items as exceptional include the restructuring of existing and newly acquired businesses, gains and losses on the disposal of businesses or individual assets and asset impairments.

Advertising
All advertising expenditure, including that relating to new brands, is charged to the income statement in the year in which it is incurred.

Research and development
Research and development expenditure is charged to the income statement as incurred, except that development expenditure is capitalised if it meets the recognition criteria of IAS 38 Intangible Assets. To date, no development expenditure has met the capitalisation recognition criteria.

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

1.	Summary of significant accounting policies (continued)

Dividend distribution
Dividend distributions to shareholders are recognised as a liability in the Group’s financial statements in the period in which the dividends are approved by the relevant Company’s shareholders or, in the case of interim dividends, when they are declared. Where a dividend has been proposed, no liability is recognised in the financial statements for the period, although it is included in certain performance indicators such as dividend cover.

Property, plant and equipment
Property, plant and equipment is stated at cost less depreciation. Depreciation is calculated to write down the cost of the tangible assets to their residual values, on a straight-line basis, over their estimated useful lives, namely:

Land and buildings
Freehold land	Not depreciated
Freehold buildings	50 years
Long leasehold (lease term 50 years or more)	50 years
Plant and machinery	3-20 years
Fittings and equipment	3-10 years
Assets in the course of construction	Not depreciated

Assets in the course of construction relate mainly to new factory premises under construction and deposits paid in respect of the installation of certain plant and machinery. Depreciation commences when these assets become operational.

The Group does not capitalise borrowing costs incurred in the construction of qualifying assets.

Intangible assets: Acquired goodwill
Goodwill is not amortised, but is tested at least annually for impairment and carried at cost less accumulated impairment losses. At the date of acquisition, goodwill is allocated to cash generating units for the purpose of future impairment testing. Each cash generating unit is the smallest identifiable group of assets that generate cash inflows that are largely independent of the cashflows from other groups of assets. Goodwill arising on the acquisition of subsidiaries is presented in intangible assets and on the acquisition of associates and joint ventures is presented in investments in associates and joint ventures. Internally generated goodwill is not recognised as an asset.

Intangible assets: other
The cost of other intangible assets acquired in a business combination is the fair value at acquisition date. These assets are shown at cost, and amortised, on a straight line basis, over their expected useful economic lives. The definition of cost for separately acquired assets, as well as the useful economic life, varies according to the type of intangible asset:

(a) Trademarks
Trademarks acquired separately are shown at historic cost, including acquisition expenses, and amortised, on a straight line basis, over their expected useful economic lives. Trademarks principally relate to certain registrations of the Benson & Hedges and Silk Cut trademarks in western Europe. The directors are of the opinion that, based on the established brand equity of Benson & Hedges and Silk Cut in these and other markets and the expectation that they will continue to be developed and generate significant earnings over the long-term future, a life of up to 40 years is appropriate. All other trademarks are amortised over a period not exceeding 20 years.

(b) Other intangible assets
Other intangible assets include separately acquired computer software, licences, location rights for vending machines and distribution rights. Computer software licences are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. Computer software development costs that are directly associated with the implementation of major business systems are capitalised as intangible assets. These costs are amortised over their useful economic lives, a period not exceeding 10 years. Costs associated with developing or maintaining computer software programmes are recognised as an expense as incurred. If acquired separately, other intangible assets are shown at historic cost, including acquisition expenses, and amortised on a straight-line basis, over their expected economic lives, not exceeding 20 years.

Impairment of assets
Other intangible assets include separately acquired computer software, licences, location rights for vending machines and distribution rights. Computer software licences are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. Computer software development costs that are directly associated with the implementation of major business systems are capitalised as intangible assets. These costs are amortised over their useful economic lives, a period not exceeding 10 years. Costs associated with developing or maintaining computer software programmes are recognised as an expense as incurred. If acquired separately, other intangible assets are shown at historic cost, including acquisition expenses, and amortised on a straight-line basis, over their expected economic lives, not exceeding 20 years.

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

1.	Summary of significant accounting policies (continued)

Deferred Taxation
Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax base of assets and liabilities and their carrying amounts in the financial statements. Deferred tax is determined using tax rates that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred tax asset is realised or the liability is settled.

Deferred tax assets are not recognised to the extent that the realisation of economic benefits in the future is not probable.

Deferred tax is fully provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Inventories
Inventories are stated at the lower of cost and net realisable value. Cost is determined using the first-in, first-out method. The cost of finished goods and work in progress comprises consumable goods, raw materials, direct labour, other direct costs and related production overheads (based on normal operating capacity). Borrowing costs are excluded. Raw materials and consumable goods primarily consist of raw tobacco leaf, packaging materials and tax stamps. Finished goods comprise products made within the Group’s manufacturing locations including excise duty where the liability has crystallised, and goods purchased by the Group for direct re-sale. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

Employee benefits
(a) Pensions
The Group operates both defined benefit pension plans and defined contribution pension plans.

A defined benefit pension plan defines the amount of pension benefit an employee will receive on retirement. The amount recognised in the balance sheet is the difference between the present value of the defined benefit obligation and the fair value of plan assets at the balance sheet date. The defined benefit obligation is calculated at each reporting date by independent actuaries using the projected unit credit method.

Past service costs are recognised immediately in the income statement within operating profit, except past service costs where changes to the pension benefits are conditional on the employees remaining in service for a specified period of time. In this case, the past-service costs are amortised on a straight-line basis over the vesting period. Interest on retirement benefit liabilities and the expected return on pension plan assets are disclosed within finance expense and finance income in the income statement. All actuarial gains and losses, including differences between actual and expected returns on assets and differences arising from changes in actuarial assumptions, are recognised in the statement of recognised income and expense in the period in which they arise.

A defined contribution plan is one under which fixed contributions are paid by the Group to a third party. The Group has no further payment obligations once these contributions have been paid. The contributions are recognised in the income statement as an employee benefit expense when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or reduction in the future payments is available.

(b) Other post employment benefit obligations
Other post employment benefits comprise healthcare, product gratuities and severance plans provided by certain subsidiaries of the Group to some retirees. The entitlement to these benefits is generally conditional on an employee remaining in service up to retirement age and/or the completion of a minimum service period and the rules of the relevant trusts. The income statement and balance sheet treatment with respect to these benefits is similar to that for defined benefit pension plans. The obligations are valued at each reporting date by independent actuaries.

(c) Share-based compensation
The Group operates various equity settled, and cash settled share option schemes. For equity settled schemes, the option is recognised as an expense over the vesting period of the options. The total amount to be expensed over the vesting period is determined by the fair value of the options granted at the grant date. Non-market related vesting conditions are included in the assumptions about the number of options that are expected to become exercisable. At each balance sheet date these estimates are revised and any adjustments are recognised in the income statement and shareholders’ equity. The proceeds received are credited to share capital and share premium when the options are exercised. Cash settled schemes are recognised as an expense over the vesting period. The fair value of the liability is measured at each balance sheet date and at the date of settlement with changes in fair value recognised in the income statement.

IFRS 2 Share-based Payment, has been applied, in accordance with IFRS 1, to equity settled options granted after 7 November 2002 (including those that vested before 1 January 2005) and to all cash settled share options.

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

1.	Summary of significant accounting policies (continued)

Financial Instruments
Financial instruments are reported and measured in accordance with IAS 32 and IAS 39 respectively. Financial instruments comprise: non-derivative financial assets and liabilities, including cash, deposits and borrowings; and financial derivatives, whose value changes in line with movements in market rates. The Group uses derivative financial instruments to hedge exposure to interest rate and foreign exchange risks arising from operational, financing and investment activities. In accordance with its treasury policy, the Group does not hold or issue derivative financial instruments for trading purposes.

Non-derivative financial assets are classified as either: loans and receivables, cash and cash equivalents, or financial assets held at fair value through profit and loss.

Financial assets held at fair value through profit and loss are stated at their market value and changes in this value are taken to the income statement. Financial assets held at fair value principally comprise listed securities held as collateral for pension and excise duty obligations. All other financial assets are stated at the lower of their initial cost (including any transaction costs and accrued interest receivable) and their estimated recoverable amount. Cash and cash equivalents include cash in hand; deposits held on call with banks, other short-term highly liquid investments and accrued interest income thereon. Bank overdrafts are included within borrowings in current liabilities on the balance sheet.

Non-derivative financial liabilities include borrowings and finance leases. They are stated at their redeemable value, including accrued interest payable, less transaction costs that have not yet been recognised in the income statement.

Where the change in value of a financial liability or financial asset, due to the movement in market interest rates, has been hedged with a financial derivative, its value is adjusted for the change in market value due to the financial risk being hedged. Where such fair value hedging relationships exist, the change in the value of the liability or asset being hedged should broadly offset the change in market value of the hedging instrument and any difference is recognised immediately in the income statement.

Derivative financial instruments are stated at their market value in the balance sheet and are classified as current assets or liabilities, unless they form part of a hedging relationship, in which case their classification follows the classification of the hedged financial asset or liability. Changes in the market value of derivative financial instruments are recognised immediately in the income statement, unless the derivative is designated as a hedge of a net investment in a foreign operation or as a hedge of future cash flows, in which case the changes in value are taken direct to equity. A net investment in a foreign operation comprises the cost of the investment, long-term intra-group receivables and payables that are not intended to be settled, and post-acquisition reserves. Where non-derivatives such as foreign currency borrowings are designated as net investment hedges, the relevant exchange differences are similarly taken to equity. Where gains and losses have been taken direct to equity, the accumulated gain or loss is subsequently transferred to the income statement in the same period in which the foreign operation is sold or otherwise disposed of.

Leases
Assets held under finance leases are capitalised in the balance sheet and are depreciated over the shorter of useful economic lives and the period of the lease. The capital elements of future obligations under leases are included as liabilities in the balance sheet. The interest elements of the lease obligations are charged to the income statement over the period of the lease. Rentals paid under operating leases are charged to the income statement over the lease term on a straight-line basis.

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

2.	Critical accounting estimates and assumptions

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that are felt most capable of influencing the carrying amounts of assets and liabilities to a material extent within the next financial year are discussed below.

(a) Estimated impairment of goodwill and other intangible assets
The Group tests annually whether goodwill and other long-lived intangible assets have suffered any impairment, in accordance with the accounting policy stated in note 1. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates (note 12). As at 31 December 2005, the headroom for value-in-use above the carrying value of goodwill on each material unit of acquired goodwill exceeds 10%. As such, it is not felt that a reasonably possible change in any single assumption on which management has based its determination of the value-in-use would cause the material units’ carrying amounts to exceed their recoverable amounts.

(b) Income taxes
The Group is subject to tax in numerous jurisdictions and significant judgement is exercised in determining the provision for taxes in each fiscal territory. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The group recognises probable liabilities for anticipated tax issues based upon an estimate of whether additional tax will be due. Where the final outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

(c) Retirement Benefits
Costs relating to the various defined benefit pension schemes operating within the group are accounted for using methods that rely on actuarial estimates and assumptions to arrive at costs and assets or liabilities for inclusion in the accounts. The assets and liabilities of the scheme are included in the balance sheets of the entities to which the schemes relate and, on consolidation, in the Group balance sheet. The income statement components of the annual pension scheme movements are derived from the increase in the liability to pension scheme members of a further year of service, an interest cost relating to the unwinding of the discount used in arriving at the present value of that expected liability and an estimated return on the assets held by the scheme based on assumptions taken at the previous year end.

At the end of each year, the value of the assets and liabilities that comprise the scheme is ascertained and the difference between the actual and expected position (as derived from the income statement entries) is taken through the Statement of Recognised Income and Expense and hence the reserves of the entity that operates the scheme. If the markets in which assets held by the pension scheme decline, substantial deficits may arise and may reduce the ability of a company to pay dividends.

The Group takes advice from independent actuaries as to the appropriateness of the assumptions we use. However, it is important to note that relatively small changes in the assumptions we use can have a significant effect on the income statement and balance sheet pension components.

Details of the key assumptions used to derive the amounts disclosed in relation to retirement benefits are set out in note 21 to the financial statements. Management regards the key valuation driver to be the discount rate, which over the last three years has moved by less than 1% in aggregate. As at 31 December 2005, a movement of 0.1% on the discount rate would give rise to a movement of £16m on the present value of accrued retirement benefit liabilities.

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

3.	Segment reporting

Primary reporting format - geographical segments
The Group is principally engaged in the manufacture, marketing and selling of tobacco and tobacco related products. A segment is a distinguishable component of the Group that is engaged in providing products or services within a particular economic environment and the Group’s geographical segments form the focus of the Group’s internal reporting systems.

The Group is organised into four distinct, independently managed, geographic segments: United Kingdom (“UK”), Europe, Commonwealth of Independent States (“CIS”) and Rest of World (principally comprising: Africa; Asia Pacific; the Baltics; the Middle East; Poland; and Scandinavia).

The segment results are as follows:

2005				Rest of
	UK	Europe	CIS	World	Total
	£m	£m	£m	£m	£m
Gross segment sales	3,767	3,810	476	318	8,371
Inter-segment sales	(109)	(16)	-	(32)	(157)

Sales	3,658	3,794	476	286	8,214

Duty	3,086	2,247	120	158	5,611

Total profit from operations before amortization of intangible assets and exceptional items	310	259	67	34	670
Amortization of intangible assets	(4)	(15)	-	-	(19)
Exceptional items	(22)	(10)	-	(3)	(35)

Total profit from operations	284	234	67	31	616

Other segment items included in the income statement are as follows:
Share of profit of associates and joint ventures	-	17	-	-	17
Depreciation	28	41	14	3	86
Impairment of trade receivables	-	-	-	1	1

2004				Rest of
	UK	Europe	CIS	World	Total
	£m	£m	£m	£m	£m
Gross segment sales	3,799	3,866	410	192	8,267
Inter-segment sales	(119)	(30)	(1)	(2)	(152)

Sales	3,680	3,836	409	190	8,115

Duty	3,112	2,283	102	71	5,568

Total profit from operations before amortization of intangible assets and exceptional items	302	260	57	29	648
Amortization of intangible assets	(3)	(10)	-	-	(13)
Exceptional items	(9)	(5)	-	(3)	(17)

Total profit from operations	290	245	57	26	618

Other segment items included in the income statement are as follows:
Share of profit of associates and joint ventures	-	19	-	-	19
Depreciation	28	33	14	2	77

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

3.	Segment reporting (continued)

Segment operating profit comprises total profit from operations less the share of profit of associates and joint ventures.

The Group operates a centralised financing policy and considers that any segmental apportionment of interest and interest bearing net liabilities would not be meaningful.

Inter-segment transfers or transactions are entered into under the normal commercial terms and conditions that would also be available to unrelated third parties.

The segment assets and liabilities at 31 December and capital expenditure for the year then ended are as follows:

2005				Rest of
	UK	Europe	CIS	World	Total
	£m	£m	£m	£m	£m
Assets	815	1,737	494	489	3,535
Associates	-	116	-	-	116
Joint ventures	-	9	-	-	9

Total assets	815	1,862	494	489	3,660
Liabilities	(542)	(513)	(96)	(103)	(1,254)

Net assets	273	1,349	398	386	2,406

Capital expenditure:
Additions to property, plant and equipment	33	40	22	29	124
Additions to intangible assets	3	73	-	-	76

2004				Rest of
	UK	Europe	CIS	World	Total
	£m	£m	£m	£m	£m
Assets	793	1,819	458	402	3,472
Associates	-	122	-	-	122
Joint ventures	-	8	-	-	8

Total assets	793	1,949	458	402	3,602
Liabilities	(547)	(579)	(103)	(63)	(1,292)

Net assets	246	1,370	355	339	2,310

Capital expenditure:
Additions to property, plant and equipment	25	47	23	9	104
Additions to intangible assets	2	1	4	-	7

Segment assets consist primarily of property, plant and equipment, intangible assets, inventories and receivables. They exclude deferred taxation, derivatives and cash and cash equivalents.

Segment liabilities comprise operating liabilities. They exclude items such as current income tax payables, deferred taxation, corporate borrowings and derivatives.

Segment net assets are reconciled to the consolidated balance sheet as follows:

	2005	2004
	£m	£m
Segment net assets	2,406	2,310
Taxation (current income tax, deferred tax assets and deferred tax liabilities)	(106)	(101)
Net debt (cash and cash equivalents, borrowings and derivative financial instruments)	(2,164)	(2,269)

Net assets/(liabilities)	136	(60)

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

3.	Segment reporting (continued)

Secondary reporting format - business segments
At 31 December 2005, the Group’s operations comprise two main business segments: the manufacture, marketing and selling of tobacco products (“Tobacco”); and the distribution of tobacco and non-tobacco products (“Distribution”). The distribution operations are all within the Europe business segment.

	2005	2004
	£m	£m
Sales
Tobacco	6,254	6,121
Distribution	1,960	1,994

	8,214	8,115
Duty

Tobacco	4,750	4,683
Distribution	861	885

	5,611	5,568
Total profit from operations
Tobacco
-before amortization of intangible assets and exceptional items	605	585
-amortization of intangible assets	(12)	(9)
-exceptional items	(25)	(17)

	568	559
Distribution
-before amortization of intangible assets and exceptional items	65	63
-amortization of intangible assets	(7)	(4)
-exceptional items	(10)	-

	48	59
Total
-before amortization of intangible assets and exceptional items	670	648
-amortization of intangible assets	(19)	(13)
-exceptional items	(35)	(17)

	616	618
Total assets
Tobacco	3,330	3,698
Distribution	544	634

	3,874	4,332
Capital expenditure (additions to property, plant and equipment and intangible assets)
Tobacco	192	91
Distribution	8	20

	200	111

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

4.	Exceptional items

In 2003 and early 2004, Gallaher announced the restructuring of its European operations and administration. Gallaher ceased all manufacturing in the Republic of Ireland by the end of 2003, and reduced jobs in the UK, Austria and Sweden.

In early 2005, Gallaher announced proposals for a further restructuring of its European operations. These proposals comprised: the closure of the Schwaz cigarette and Furstenfeld cigar factories in Austria; the restructuring of production at the cigarette and cigar factories at Lisnafillan and Cardiff in the UK; and, reorganisation of some aspects of the distribution network in Europe. This activity commenced in 2005.

In December 2005, Gallaher further announced a restructuring of its German vending operation, ATG, reducing its machine park in recognition of new legislation coming into effect in 2007. In addition, Gallaher sold its Dublin former factory site, realising a gain of £15m.

Net exceptional charges of £35m are included in the income statement for the year ended 31 December 2005 in respect of these restructuring programmes, comprising: £13m charged in cost of goods sold (net of the gain on disposal of the Dublin former factory site); £13m charged in distribution, advertising and selling costs; and, £9m charged in administrative expenses. The charge for the year ended 31 December 2004 amounted to £17m. The tax credit associated with the 2005 net exceptional charge is £8m (2004: £6m). The restructuring charges mainly relate to redundancy costs and the write-down of operational plant and machinery, offset partly through the gain on disposal of land and buildings. The restructuring gave rise to a net cash outflow in 2005 of £18m (2004: £15m) (notes 28 and 29).

5.	Directors and employees

Information on the directors’ remuneration (including pensions), shareholdings and share options is given in the remuneration report in Item 6 of this Annual Report.

The average number of persons employed by the Group during the year, including executive directors and part-time employees, was:

	2005	2004
	number	number

UK	1,761	1,836
Europe	3,378	3,597
CIS	5,162	5,026
Rest of world	799	713

	11,100	11,172

Employee benefit expense:
	2005	2004
	£m	£m

Wages and salaries, including termination benefits of £26m (2004: £11m)	233	222
Social security costs	38	39
Share options granted to directors and employees	5	1
Pension costs - defined contribution plans	3	2
Pension costs - defined benefit plans (note 21)	14	17
Other post-employment benefits (note 21)	3	3

	296	284

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

6.	Finance costs - net

	2005	2004
	£m	£m
Interest expense:
- bank borrowings	13	14
- eurobonds and medium term notes	114	130
- premium on forward foreign exchange contracts	1	9
- other	1	2
	129	155
Interest and other financial income:
- bank deposits	(9)	(16)
- interest rate swaps	(3)	(8)
- other	(2)	(4)
	(14)	(28)

Fair value gains on derivative financial instruments not designated as hedges	(6)	(6)
Net retirement benefits financing income:
- expected return on pension plan assets	(57)	(54)
- interest on retirement benefit liabilities	48	47
	(9)	(7)

Finance costs - net	100	114

Comprising:
Interest and other finance income	(77)	(88)
Interest and other finance expense	177	202

The Group uses forward foreign exchange contracts to hedge the foreign exchange risk arising on intra-Group borrowings and to hedge the net investment in foreign operations. The premiums payable and discounts receivable on such contracts are amortised over the term of the contracts and recognised as net finance costs in the income statement.

The fair value gains on derivative financial instruments not designated as hedges represents the change in the market value of interest rate swaps and the change in the value of foreign exchange contracts attributable to interest rate risk. The change in the value of forward foreign exchange contracts attributable to foreign exchange risk is matched with exchange gains and losses on the underlying assets or liabilities within Group operating profit or, in the case of net investment hedges, taken direct to the currency translation reserve in equity.

The ineffective portion of interest rate swaps designated as fair value hedges was nil in 2005 (2004: nil).

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

7.	Profit before taxation

	2005	2004
	£m	£m
Profit before taxation is stated after charging/(crediting):
Staff costs (note 5)	296	284
Depreciation of property, plant and equipment:
- owned assets (including £7m charged in 2005 within exceptional items. 2004: nil)	85	77
- under finance leases	1	-
Amortization of government grants	(1)	-
Amortization of intangible assets:
- subsidiaries	15	12
- associates	4	1
Net profit on disposal of property, plant and equipment
(including a profit of £14m in 2005 within exceptional items. 2004: nil)	(13)	(1)
Other operating lease rentals payable:
- plant and machinery	4	3
- property	9	9
Exceptional items - restructuring costs (note 4)	35	17
Net foreign exchange gains (included in administrative expenses)	(2)	(3)

Audit fees for the Group amounted to £1.4m (2004: £1.3m).

Fees payable to PricewaterhouseCoopers in the UK for non-audit work amounted to £0.7m (2004: £0.3m).

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

8.	Taxation charge

	2005	2004
	£m	£m
Current tax:
- UK corporation tax at 30% (2004: 30%)	62	63
- overseas	65	60

	127	123
Deferred tax (note 22)
- UK	7	11
- overseas	10	8

	17	19

	144	142

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated companies as follows:

	2005	2004
	£m	£m

Profit before tax	516	504

Tax calculated at domestic tax rates applicable to profits in the respective countries	136	133
Expenditure not deductible for tax purposes	13	1
Non taxable income / credits	(9)	(14)
Untaxed reserves	-	10
Tax losses for which no deferred tax assets have been recognised	(4)	(2)
Timing differences	-	(2)
Utilisation of previously unrecognised tax losses	(1)	2
Amortization of goodwill and other intangibles	5	5
Adjustments to tax charge in respect of prior periods	4	9

Tax charge	144	142

The tax charge in 2005 includes a tax credit of £8m relating to exceptional items (2004: £6m) (note 4).

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

9.	Earnings per share

	2005		2004

Basic earnings per share (pence per share)	56.5	p	55.0	p

Diluted earnings per share (pence per share)	56.4	p	54.9	p

Basic earnings per share is calculated by dividing the earnings attributable to equity shareholders by the weighted average number of ordinary shares outstanding during the year, excluding shares held in the Employee Benefit Trust.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. The Group’s dilutive potential ordinary shares are those options granted to employees where the exercise price is less than the average market price of the company’s ordinary shares during the year.

A reconciliation of the earnings and weighted average number of shares used in the calculations are set out below.

	2005	2004
Earnings (£m):
Basic and diluted	369	358

Weighted average number of ordinary shares in issue (m):
Ordinary shares in issue	655.3	654.1
Shares held by employee share trusts	(2.0)	(2.2)

Shares used in the calculation of basic earnings per share	653.3	651.9
Potentially dilutive share options	1.6	1.6

Shares used in the calculation of diluted earnings per share	654.9	653.5

The earnings have been impacted by exceptional items and amortization of intangible assets. To illustrate the impact of these items, the adjusted earnings per share are shown below:

	2005	2004
Earnings per share (pence):
Basic earnings per share	56.5	55.0
Adjustment for exceptional items (net of tax and minority interest)	3.7	1.7
Adjustment for amortization of intangible assets	2.9	2.0

Adjusted earnings per share	63.1	58.7

The adjusted earnings per share is based on:

Earnings (£m):
Profit for the year attributable to equity shareholders	369	358
Exceptional items (before tax)	35	17
Tax on exceptional items	(8)	(6)
Minority share of exceptional items	(2)	-
Amortization of intangible assets	19	13

Adjusted earnings	413	382

Weighted average number of ordinary shares in issue (m):	653.3	651.9

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

10.	Dividends per share

Total dividends paid to the Group’s shareholders in each year are as follows:
	2005	2004	2005	2004
	Pence per	Pence per	£m	£m
	share	share
Dividends on ordinary equity shares:
Final dividend in respect of 2004	21.5	20.15	141	131
Interim dividend in respect of 2005	10.6	10.00	69	65

	32.1	30.15	210	196

Proposed dividend
A final dividend in respect of 2005 of 22.9p per share, amounting to a total dividend of £219m (33.5p per share), is to be proposed at the Annual General Meeting in May 2006. These financial statements do not reflect this proposed dividend. In 2004 the final proposed dividend was 21.5p per share, amounting to a total dividend of £206m (31.5p per share).

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

11.	Property, plant and equipment

	Land and	Plant and	Fittings and	Construction
	buildings	machinery	equipment	in progress	Total
	£m	£m	£m	£m	£m
At 1 January 2004
Cost	143	433	284	12	872
Accumulated depreciation	(22)	(172)	(99)	-	(293)

Net book amount	121	261	185	12	579

Year ended 31 December 2004
Opening net book amount	121	261	185	12	579
Exchange differences	(2)	(2)	-	1	(3)
Additions	5	12	48	39	104
Reclassifications	1	33	3	(37)	-
Disposals	(1)	(5)	(8)	(1)	(15)
Depreciation charge	(3)	(27)	(47)	-	(77)

Closing net book amount	121	272	181	14	588

At 31 December 2004
Cost	144	455	297	14	910
Accumulated depreciation	(23)	(183)	(116)	-	(322)

Net book amount	121	272	181	14	588

Year ended 31 December 2005
Opening net book amount	121	272	181	14	588
Exchange differences	2	9	(2)	2	11
Additions	6	20	38	60	124
Reclassifications (see below)	(2)	28	8	(40)	(6)
Disposals	(3)	-	(6)	-	(9)
Depreciation charge	(3)	(35)	(48)	-	(86)

Closing net book amount	121	294	171	36	622

At 31 December 2005
Cost	147	497	324	36	1,004
Accumulated depreciation	(26)	(203)	(153)	-	(382)

Net book amount	121	294	171	36	622

The net book amount of reclassifications in 2005 of £6m comprises properties reclassified as “held for sale” (note 18).

Depreciation has been charged in the income statement as follows:

	2005	2004
	£m	£m
Cost of goods sold	39	32
Distribution, advertising and selling costs	39	38
Administrative expenses	8	7

	86	77

Included within fixtures and fittings are assets acquired by finance lease with a net book value of £2m (2004: £6m).

The net book amount of land and buildings comprises:

	2005	2004
	£m	£m
Freehold	121	120
Long leasehold	-	1

	121	121

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

12.	Intangible assets

			Other
	Goodwill	Trademarks	intangibles	Total
	£m	£m	£m	£m
At 1 January 2004
Cost	1,219	221	34	1,474
Accumulated amortization and impairment	-	(48)	(11)	(59)

Net book amount	1,219	173	23	1,415

Year ended 31 December 2004
Opening net book value	1,219	173	23	1,415
Additions	4	-	3	7
Amortization charge	-	(8)	(4)	(12)
Exchange differences	(9)	-	-	(9)

Closing net book amount	1,214	165	22	1,401

At 31 December 2004
Cost	1,214	221	37	1,472
Accumulated amortization and impairment	-	(56)	(15)	(71)

Net book amount	1,214	165	22	1,401

Year ended 31 December 2005
Opening net book amount	1,214	165	22	1,401
Additions	1	71	4	76
Amortization charge	-	(9)	(6)	(15)
Exchange differences	(10)	-	-	(10)

Closing net book amount	1,205	227	20	1,452

At 31 December 2005
Cost	1,205	292	36	1,533
Accumulated amortization and impairment	-	(65)	(16)	(81)

Net book amount	1,205	227	20	1,452

Other intangible assets include separately acquired computer software, licences, location rights for vending machines and distribution rights.

Amortization in respect of subsidiaries has been charged in the income statement as follows:
	2005	2004
	£m	£m
Cost of goods sold	9	8
Distribution, advertising and selling costs	2	1
Administrative expenses	4	3

	15	12

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

12.	Intangible assets (continued)

Impairment tests for goodwill
Goodwill is allocated to the Group’s cash-generating-units (CGUs) identified according to the country of operation and business type. A summary of the goodwill allocation, illustrating the significant goodwill allocations in comparison with the Group’s total goodwill, is presented below:

	Segment	2005	2004
		£m	£m
Austria Tabak - Central Europe	Europe	720	742
Austria Tabak - Scandinavia	Rest of World	266	275
Other	Various	219	197

Goodwill - subsidiaries		1,205	1,214
Associate - Lekkerland	Europe	90	92

Total goodwill		1,295	1,306

With respect to the two significant Austria Tabak CGUs shown above, the recoverable amount of the goodwill of each CGU is determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a three-year period. Based on management’s experience as to the periods over which competitive advantage from acquisition can be retained, cash flows beyond the initial forecast period are extrapolated for an additional four years at growth rates applicable to reduce the annual growth rates gradually down to rates in line with management’s view of the long-term average growth for the tobacco industry in each business region. A terminal value is then calculated, based on the final extrapolated year’s cash flows and appropriate perpetual growth rates.

When assessing the value-in-use of potential acquisitions, the tobacco industry tends to apply perpetual growth rates within the range of -1% to +1%, depending on the operating environment of the acquisition in question. The weighted average perpetual growth rates applied in calculating the value-in-use of the significant recoverable amount calculations fall within this range. Discount rates applied to the Austria Tabak - Central Europe and Austria Tabak - Scandinavia CGUs are 9% and 10% respectively. Other key assumptions relate to cigarette market shares, size and profitability, which have been based on the key markets of Austria and Sweden. These assumptions have been determined by management based on past performance and expectations for the future. Recoverable value significantly exceeds carrying value for these CGUs.

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

13.	Investments in associates

	2005	2004
	£m	£m
At 1 January	122	116
Share of profit	13	14
Dividends	(15)	(10)
Exchange differences	(4)	1
Other movements	-	1

At 31 December	116	122

Investments in associates at 31 December 2005 include goodwill of £90m (2004: £92m). The share of profit of associates in 2005 is stated after charging £4m in respect of the amortization of intangible assets (2004: £1m).

The Group’s interest in its principal associate, which is unlisted, was as follows:

		Interest
	Country of		held	Sales	Profit	Assets	Liabilities
Name	Incorporation		%	£m	£m	£m	£m

2005
Lekkerland GmbH & Co KG	Germany		25.1	1,511	13	284	168
(formerly Lekkerland-Tobaccoland
GmbH & Co KG)

2004
Lekkerland GmbH & Co KG	Germany		25.1	1,343	14	286	164
(formerly Lekkerland-Tobaccoland
GmbH & Co KG)

14.	Investments in joint ventures

	2005	2004
	£m	£m
At 1 January	8	6
Share of profit	4	5
Exchange differences	(1)	-
Other movements (see below)	(2)	(3)

At 31 December	9	8

During 2005, the Group’s net investment in its joint ventures decreased by £2m (2004: £3m), as a result of the repayment of long-term loans by R.J.Reynolds-Gallaher International SARL.

The Group’s interest in its principal joint ventures, all of which are unlisted, were as follows:

Country of
Name	incorporation	Principal activity

Hungarotabak-Tobaccoland Rt	Hungary	Wholesale distribution of tobacco and other products.

R.J.Reynolds-Gallaher International SARL	Switzerland	Marketing of tobacco products in Europe.

Gallaher-Reynolds Equipment Company	Republic of Ireland	Leasing of tobacco manufacturing machinery.

GOLD-FILTER Kereskedelmi es	Hungary	Wholesale distribution of non-tobacco products.
Szolgaltato kft

The Group’s interest in each joint venture is 50%, except in the case of Hungarotabak-Tobaccoland Rt, where the Group owns 51% of the equity through its subsidiary, Austria Tabak. However, voting rights are restricted to 50%.

The Group’s share of the assets, liabilities and results of its joint ventures are as follows:

Back to Contents

14.	Investments in joint ventures (continued)

GALLAHER GROUP Plc

Notes to the Financial Statements

	2005	2004
	£m	£m
Assets
Non-current assets	4	4
Current assets	22	21

	26	25
Liabilities
Non-current liabilities	-	-
Current liabilities	17	17

	17	17

Net Assets	9	8

Income	60	95
Expenses	(56)	(90)

Profit after income tax	4	5

There are no contingent liabilities relating to the Group’s interest in its joint ventures, and no contingent liabilities of the joint ventures themselves.

The Group’s joint ventures had no capital commitments at 31 December 2005 (2004: nil).

15.	Trade and other receivables

	2005	2004
	£m	£m
Trade receivables	750	741
Less: provision for impairment of receivables	(4)	(3)

Trade receivables - net	746	738
Prepayments and accrued income	17	16
Receivables from related parties (note 34)	4	10
Other receivables	49	40

	816	804
Less non-current portion: other receivables	(4)	(4)

Current portion	812	800

The non-current receivables are due within five years from the balance sheet date.

The Groups’ current receivables principally comprise short-term trade receivables due within 30 - 60 days of the balance sheet date in accordance with normal trade terms.

The fair value of the Group’s non-current receivables at 31 December 2005 amounted to £4m (2004: £4m). The fair values are based on cash flows discounted using a rate based on the borrowings rate of 5.0% (2004: 5.0%) .

The Group has recognised a loss of £1m (2004: nil) for the impairment of trade receivables during the year ended 31 December 2005. The loss has been included within operating expenses in the income statement.

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

16.	Inventories

	2005	2004
	£m	£m
Raw materials and consumables	178	189
Work in progress	8	28
Finished goods and goods for resale	288	267

	474	484

The cost of inventories recognised as expense and included in ‘cost of goods sold’ amounted to £5,874m (2004: £5,829m).

Finished goods inventories are carried at lower of cost or net realisable value (fair value less costs to sell). During the year the Group has written down inventories amounting to £5m (2004: £3m). The Group reversed £1m (2004: nil) of previously written down inventories. The amount reversed has been included in ‘cost of goods sold’ in the income statement.

17.	Financial assets at fair value through profit or loss

	2005	2004
	£m	£m
Listed equity securities - eurozone countries	7	8

Financial assets principally comprise listed securities held by the Austria Tabak group of companies as collateral for pension and excise duty obligations. These financial assets are designated at fair value on initial recognition.

Changes in financial assets at fair value through profit or loss are presented within the section on operating activities as part of changes in working capital in the cash flow statement.

Changes in fair values of financial assets at fair value through profit or loss are recorded in “other gains and losses - net” in the income statement.

18.	Non current assets held for sale

As a consequence of the restructuring of the Group’s European operations and administration during 2005 (note 4), a number of properties have become surplus to requirement. These properties, which include two factories in Austria and several distribution depots, are being actively marketed and have been classified as assets held for sale.

	2005	2004
	£m	£m
Property, plant and equipment	6	-

19.	Trade and other payables

	2005	2004
	£m	£m
Trade payables	160	125
Excise duties, social security and other taxes	726	746
Amounts due to related parties (note 34)	16	22
Other payables	61	34
Accrued expenses	75	70

	1,038	997
Less non-current portion: accrued expenses	(6)	(5)

Current portion	1,032	992

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

20.	Financial Instruments

a)	Balance sheet analysis

	2005		2004

	Assets	Liabilities	Assets	Liabilities
	£m	£m	£m	£m
i) Cash and cash equivalents
Cash at bank and in hand	199	-	188	-
Investments in preference shares issued by corporate entities	-	-	550	-
Other cash equivalents	20	-	18	-
Accrued interest	2	-	5	-

	221	-	761	-

ii) Borrowings
Non-current:
Bank borrowings	-	195	-	163
Other loans	-	1,384	-	2,034
Finance lease obligations	-	1	-	4
Accrued interest	-	14	-	14

	-	1,594	-	2,215

Current:
Bank borrowings and overdrafts	-	156	-	175
Other loans	-	615	-	639
Finance lease obligations	-	1	-	1
Accrued interest	-	44	-	77

	-	816	-	892

iii) Derivatives
Interest-rate-swaps - fair value hedges	23	-	20	2
Interest-rate-swaps - other	6	22	6	28
Forward foreign exchange contracts	6	16	30	-
Accrued interest	33	5	60	9

Total	68	43	116	39
Less non-current portion:
Interest-rate-swaps - fair value hedges	23	-	20	2
Accrued interest	13	-	12	-

	32	43	84	37

Total financial assets and liabilities	289	2,453	877	3,146

Total accrued interest included in the above	35	63	65	100

Finance lease obligations are effectively secured as the rights to the leased assets revert to the lessors in the event of default. All other borrowings are unsecured. Cash at bank at 31 December 2005 includes £8m (2004: nil) held in an escrow account (see note 35).

	2005	2004
Other loans comprise:	£m	£m
€900m 2005 Eurobond 4.875%	-	638
€750m 2006 Eurobond 5.875%	515	530
€375m 2008 Eurobond 5.875%	260	268
£300m 2009 Eurobond 6.625%	301	301
€800m 2011 Eurobond 4.625%	567	583
£250m 2013 Eurobond 5.75%	256	252

Total listed bonds	1,899	2,572
£100m Medium term note 6.47%	100	100
Equipment debt promissory notes	-	1

	1,999	2,673

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

20.	Financial Instruments (continued)

a)	Balance sheet analysis (continued)

iv) Currency analysis and effective interest rates

The currency denomination and the effective interest rates of the Group’s cash and cash equivalents at the balance sheet date are as follows.

	£m	%
At 31 December 2005
By Currency:
Sterling	42	4.1
Euro	75	0.3
Polish zloty	64	4.4
US dollar	5	0.3
Swedish kroner	11	1.1
Russian rouble	7	1.1
Kazakhstan tenge	4	-
Other	13	0.2

Total	221	2.3

By Class of Instrument:
Cash at bank and in hand	199	2.1
Other cash equivalents	20	4.2
Accrued interest	2	-

Total	221	2.3

At 31 December 2004
By Currency:
Sterling	605	4.4
Euro	73	0.1
Polish zloty	61	5.3
US dollar	2	0.1
Swedish kroner	6	1.6
Russian rouble	3	-
Kazakhstan tenge	2	-
Other	9	1.3

Total	761	4.0

By Class of Instrument:
Cash at bank and in hand	188	2.7
Investments in preference shares issued by corporate entities	550	4.4
Other cash equivalents	18	4.6
Accrued interest	5	-

Total	761	4.0

The effective interest rates shown in the tables above have been calculated excluding the accrued interest balances.

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

20.	Financial Instruments (continued)

a)	Balance sheet analysis (continued)

iv) Currency analysis and effective interest rates (continued)

The currency denomination and the effective interest rates of the Group’s borrowings at the balance sheet date are as follows:

	Maturity

	Less than		Between 1		Between 2		More than		Weighted
		1 year	and 2 years		and 5 years			5 years	Average
	£m	%	£m	%	£m	%	£m	%	£m	%
At 31 December 2005
By Currency:
Sterling	100	6.5	-	-	377	6.3	256	5.8	733	6.1
Euro	587	5.5	101	3.9	270	5.7	567	4.6	1,525	5.1
Polish zloty	50	4.6	-	-	-	-	-	-	50	4.6
Swedish kroner	9	2.0	9	2.0	-	-	-	-	18	2.0
US Dollar	24	5.1	-	-	-	-	-	-	24	5.1
Other	2	11.5	-	-	-	-	-	-	2	11.5
Accrued interest:
Sterling	30	-	-	-	-	-	-	-	30	-
Euro	14	-	-	-	-	-	14	-	28	-

Total	816	5.5	110	3.8	647	6.1	837	5.0	2,410	5.4

By Class of Instrument:
Bank borrowings	156	3.9	109	3.8	86	4.7	-	-	351	4.1
Other loans and finance lease obligations	616	6.0	1	3.9	561	6.3	823	5.0	2,001	5.7
Accrued interest	44	-	-	-	-	-	14	-	58	-

Total	816	5.5	110	3.8	647	6.1	837	5.0	2,410	5.4

At 31 December 2004
By Currency:
Sterling	4	5.7	100	6.5	341	6.1	252	5.8	697	6.0
Euro	724	4.7	532	5.9	373	5.3	583	4.6	2,212	5.1
Polish zloty	55	5.3	-	-	-	-	-	-	55	5.3
Swedish kroner	10	2.6	10	2.6	10	2.6	-	-	30	2.6
US Dollar	22	3.3	-	-	-	-	-	-	22	3.3
Accrued interest:
Sterling	34	-	-	-	-	-	-	-	34	-
Euro	43	-	-	-	-	-	14	-	57	-

Total	892	4.7	642	6.0	724	5.7	849	5.0	3,107	5.3

By Class of Instrument:
Bank borrowings	175	4.1	10	2.6	153	3.3	-	-	338	3.7
Other loans and finance lease obligations	640	4.9	632	6.0	571	6.3	835	5.0	2,678	5.5
Accrued interest	77	-	-	-	-	-	14	-	91	-

Total	892	4.7	642	6.0	724	5.7	849	5.0	3,107	5.3

The effective interest rates shown in the tables above have been calculated excluding the accrued interest balances.

The overall average interest rate payable on net financial liabilities, after the impact of interest rate swaps, during 2005 was 5.6% (2004: 5.8%) and on 31 December 2005 was 5.8% (2004: 5.8%) .

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

20.   Financial Instruments (continued)

b)	Interest rate exposure
The exposure of the Group’s borrowings and cash and cash equivalents to interest rate changes at the balance sheet dates are set out in the tables below, together with the impact of interest rate swaps. Where fixed interest rate receivable swaps have been used to swap fixed rate borrowings into variable rate borrowings, the effective date of the interest rate change is less than 1 year. Where fixed interest rate payable swaps have been used to swap variable rate borrowings into fixed rate borrowings, the effective date of the interest rate change is the maturity date of the fixed interest rate payable swap.

The dates on which the interest rate on a borrowing changes will be earlier than the contractual maturity date of the borrowing shown in paragraph c) liquidity risk below where the interest rate payable is reset before the maturity date.

	Date of interest rate change

	Less than	Between 1	Between 2	More than
	1 year	and 2 years	and 5 years	5 years	Total
	£m	£m	£m	£m	£m
At 31 December 2005
Borrowings:
Bank borrowings and overdrafts	251	100	-	-	351
Other loans	615	-	562	822	1,999
Finance leases obligations	1	1	-	-	2
Accrued interest	58	-	-	-	58

Total borrowings	925	101	562	822	2,410
Cash and cash equivalents	(221)	-	-	-	(221)

Net borrowings subject to interest rate changes,
before the impact of interest rate swaps	704	101	562	822	2,189
Interest rate swaps:
Fixed rate receivable swaps	1,206	-	(384)	(822)	-
Fixed rate payable swaps	(470)	-	470	-	-
Net borrowings subject to interest rate changes, after

the impact of interest rate swaps	1,440	101	648	-	2,189

At 31 December 2004
Borrowings:
Bank borrowings and overdrafts	235	-	103	-	338
Other loans	639	630	569	835	2,673
Finance lease obligations	4	1	-	-	5
Accrued interest	91	-	-	-	91

Total borrowings	969	631	672	835	3,107
Cash and cash equivalents	(761)	-	-	-	(761)

Net borrowings subject to interest rate changes,
before the impact of interest rate swaps	208	631	672	835	2,346
Interest rate swaps:
Fixed rate receivable swaps	1,136	84	(385)	(835)	-
Fixed rate payable swaps	(527)	57	470	-	-

Net borrowings subject to interest rate changes, after
the impact of interest rate swaps	817	772	757	-	2,346

Interest rate sensitivity
In 2005, if variable interest rates had been 1% higher, on average, with all other variables held constant, post-tax profit for the year would have been £4m (2004: £4m) lower, mainly as a result of higher interest expense on variable rate borrowings.

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

20.	Financial Instruments (continued)

c)	Liquidity Risk

The settlement dates of financial instruments at the balance sheet date are set out below. In the case of financial derivatives, settlement is either on a gross or net basis. The Group manages the liquidity risk of financial liabilities by maintaining sufficient liquid financial assets and the availability of funding through an adequate amount of committed credit facilities. At 31 December 2005, in addition to cash and cash equivalents of £221m, the Group had undrawn committed credit facilities totalling £925m (2004: £500m) that mature in 2010.

	Settlement date

	Less than	Between 1	Between 2	More than
	1 year	and 2 years	and 5 years	5 years	Total
At 31 December 2005	£m	£m	£m	£m	£m
Gross Settlement Receipts
Cash and cash equivalents	221	-	-	-	221
Forward foreign exchange contracts:
Euro	231	-	-	-	231
Sterling	323	-	-	-	323
Interest rate swaps	67	72	170	69	378

	842	72	170	69	1,153
Gross Settlement Payments
Bank borrowings and overdrafts	156	109	86	-	351
Other loans	615	-	558	800	1,973
Finance lease obligations	1	1	-	-	2
Accrued interest	58	-	-	-	58
Forward foreign exchange contracts:
US dollars	241	-	-	-	241
Sterling	229	-	-	-	229
Polish zloty	77	-	-	-	77
Other	12	-	-	-	12
Interest rate swaps	63	67	148	42	320

	1,452	177	792	842	3,263

Net Settlement on Financial Derivatives
Interest rate swaps:
Receipts	-	-	-	-	-
Payments	5	4	3	-	12
Forward foreign exchange contracts:
Receipts	2	1	-	-	3
Payments	8	-	-	-	8

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

20.	Financial Instruments (continued)

c)	Liquidity Risk (continued)

	Settlement date

	Less than	Between 1	Between 2	More than
	1 year	and 2 years	and 5 years	5 years	Total
At 31 December 2004	£m	£m	£m	£m	£m
Gross Settlement Receipts
Cash and cash equivalents	761	-	-	-	761
Forward foreign exchange contracts:
Euro	786	-	-	-	786
Sterling	192	-	-	-	192
Interest rate swaps	100	68	199	110	477

	1,839	68	199	110	2,216

Gross Settlement Payments
Bank borrowings and overdrafts	175	10	153	-	338
Other loans	637	631	565	816	2,649
Finance lease obligations	1	2	2	-	5
Accrued interest	91	-	-	-	91
Forward foreign exchange contracts:
Sterling	764	-	-	-	764
US dollars	131	-	-	-	131
Polish zloty	58	-	-	-	58
Interest rate swaps	68	65	185	89	407

	1,925	708	905	905	4,443

Net Settlement on Financial Derivatives
Interest rate swaps:
Receipts	5	4	6	-	15
Payments	-	-	-	-	-
Forward foreign exchange contracts:
Receipts	-	2	-	-	2
Payments	3	-	-	-	3

d)	Fair values of financial assets and liabilities

The carrying amounts of cash and cash equivalents, trade and other receivables, bank borrowings and overdrafts, finance lease obligations, financial derivatives and trade and other payables approximate to their fair value. The carrying amounts and fair values of other loans are as follows:

	Carrying amount		Fair value

	2005	2004	2005	2004
	£m	£m	£m	£m
Other loans	1,999	2,673	2,054	2,748

The fair values of other loans are the amounts at which the financial instruments could be exchanged in a current transaction between willing parties.

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

20.	Financial Instruments (continued)

e)	Financial risk management

i)   Interest rate risk
The Group has both interest bearing financial assets and liabilities. As the Group’s financial assets are only held for short periods before being used to repay financial liabilities, the Group does not actively manage the interest rate risk on these assets. The Group’s policy in respect of financial liabilities is to maintain a target level of fixed interest rate cover in the current and subsequent two years of between 40% and 80% of the level of core net financial liabilities. At the year-end, fixed interest rate debt, after the impact of interest rate swaps, represented approximately 70% (2004: 70%) of net debt (as defined in note 30).

Interest rate swaps - fair value hedges

The Group has a number of long-term bonds outstanding on which a fixed interest rate is payable. In order to manage the proportion of fixed and variable rate financial liabilities, the Group entered into interest rate swaps under which the Group receives a fixed interest rate equivalent to the fixed coupon payable on the bond and pays a variable interest rate based on a relevant market benchmark interest rate plus a fixed margin. This has the effect of replacing fixed rate debt with variable rate debt. Certain of these interest rate swaps have then been designated as fair value hedges of the corresponding fixed rate financial liability, i.e. the bond. The risk that is being hedged is the change in the fair value of the fixed rate financial liability due to changes in market interest rates. The changes in the value of these fixed rate financial liabilities and the corresponding interest rate swap are taken to the income statement, where they broadly offset.

Details of the fixed interest rate receivable swaps that have been designated as fair value hedges are shown below.

					Hedged item				Hedging instrument

					Gain/(loss)				Gain/(loss)
					in net		Fair value		in net		Fair value
Hedged item	Hedging instrument				finance costs		gain/(loss)		finance costs		gain/(loss)
							adjustment				adjustment

	Maturity	Fixed	Variable	Notional	2005	2004	2005	2004	2005	2004	2005	2004
	date	rate	rate	principal	£m	£m	£m	£m	£m	£m	£m	£m

€ 900m 2005	2005	4.875%.	Euribor plus	€900m	1	10	-	(1)	(1)	(10)	-	1
4.875% Bond			0.89%
€ 119m 2008	2008	5.875%.	Euribor plus	€119m	-	(2)	(2)	(2)	-	2	2	2
5.875% Bond			1.095%
£ 300m 2009	2009	6.625%.	Libor plus	£300m	(1)	(1)	(2)	(1)	1	1	2	1
6.625% Bond			1.26%
€ 800m 2011	2011	4.625%.	Euribor plus	€800m	(1)	(16)	(17)	(16)	1	16	17	16
4.625% Bond			0.7%
£ 250m 2013	2013	5.75%.	Libor plus	£250m	(4)	(2)	(6)	(2)	4	2	2	(2)
5.75% Bond			1.0125%

Total					(5)	(11)	(27)	(22)	5	11	23	18

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

20.	Financial Instruments (continued)

e)	Financial risk management

i)   Interest rate risk (continued)

Interest rate swaps - other
The following interest rate swaps do not meet the criteria for hedge accounting under IAS 39 and changes in their fair value are taken to the income statement. The fixed interest rate payable swaps were undertaken when the Group had a higher level of floating rate bank debt, in order to hedge the cash flow risk. Subsequently, when the Group refinanced floating rate bank debt with fixed interest rate bonds, fixed interest rate receivable swaps were entered into to maintain the overall level of fixed interest rate cover within the target range of 40% to 80%.

						Gain/(loss) in net		Fair value
				Notional principal		finance costs		asset/(liability)

	Maturity	Fixed	Variable	2005	2004	2005	2004	2005	2004
	Date	Rate	Rate	£m	£m	£m	£m	£m	£m

Fixed interest rate payable swaps
Sterling	2008	5.9%	Libor	[1] 470	470	1	3	(21)	(22)
Euro	2006	4.8%	Euribor	55	114	2	2	(1)	(3)

Total				525	584	3	5	(22)	(25)

Fixed interest rate receivable swaps
Sterling	2008	6.6%	Libor plus	300	300	(1)	-	5	6
			1.26%
Sterling	2008	5.7%	Libor plus	250	250	4	1	1	(3)
			1.0%

Total				550	550	3	1	6	3

1 Included in this balance is an interest rate swap contract of £50m maturing in December 2008 with a fixed interest rate payable of 5.6% where the counterparty has the option to extend the contract for a further five years.

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

20.	Financial Instruments (continued)

e)	Financial risk management (continued)

ii) Foreign exchange risk
The Group has operations in the UK, the Republic of Ireland, Europe, the CIS, Asia and Africa. The Group is exposed to foreign exchange risks arising from future commercial transactions, recognised assets and liabilities, and net investments in foreign operations, mainly with respect to the euro, US dollars, Russian rouble, Polish zloty, Kazakhstan tenge, Ukrainean hryvnia and the UK pound sterling.

To manage their foreign exchange risk arising from future commercial transactions and recognised assets and liabilities, companies in the Group use forward contracts, transacted with Group Treasury or external counterparties. The Group also enters into forward exchange contracts to hedge the foreign exchange exposure in respect of intra-Group loans to and from its overseas subsidiaries. Group Treasury is responsible for managing the overall net position of the Group in each foreign currency.

The Group has investments in foreign operations whose net assets are exposed to foreign currency translation risk. The Group finances certain overseas investments in the euro and US dollar through the use of foreign currency borrowings and forward exchange contracts to hedge the net foreign currency investment including the post-acquisition retained reserves. The Group hedges the foreign exchange risk on a post-tax basis. As the exchange differences arising on the post acquisition retained profits are not subject to taxation, the value of the foreign currency liabilities used to hedge these profits is grossed up at the prevailing UK corporation tax rate. The Group does not hedge the foreign exchange risk in respect of the translation of the results of overseas operations into sterling.

iii) Net investment hedges

	2005		2004
	£m		£m

	Euro	US Dollar	Euro	US Dollar
Hedging instruments:
Foreign currency borrowings	1,323	-	1,363	-
Forward foreign exchange contracts	106	247	110	221

Total value of hedging instruments	1,429	247	1,473	221

f)   Credit Risk
The Group has some significant concentrations of credit risk with trading customers and financial institutions. It has policies in place to ensure that sales of products are made to customers with an appropriate credit history and obtains guarantees or other means of credit support to reduce the risk, where this is considered to be necessary. Derivative and other financial transactions are undertaken only with counterparties that have an investment grade credit rating.

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

21.	Retirement benefit obligations
	2005	2004
	£m	£m
i) Balance sheet obligations:
Pension benefits - net (assets)/liabilities	(36)	22
Other post-employment benefits	51	50

	15	72

Other post-employment benefits comprise medical benefits (“healthcare”), product gratuities and severance payments.

The amounts recognised in the balance sheet are determined as follows:

	2005	2004
	£m	£m

Present value of funded obligations	972	905
Present value of unfunded obligations	67	66

Total defined benefit obligation	1,039	971
Fair value of plan assets	(1,024)	(899)

	15	72

The movement in the defined benefit obligation is as follows:

	2005	2004
	£m	£m

At 1 January	971	915
Employer service cost	15	15
Past service cost	3	6
Curtailment gains	(1)	(1)
Interest cost	48	47
Actuarial losses	60	44
Contributions by plan participants	2	2
Benefits paid	(55)	(50)
Settlements	-	(8)
Exchange differences	(4)	1

At 31 December	1,039	971

The movement in the fair value of the plan assets is as follows:

	2005	2004
	£m	£m

At 1 January	(899)	(835)
Expected return on plan assets	(57)	(54)
Actuarial gains	(90)	(30)
Employer contributions	(34)	(36)
Contributions by plan participants	(2)	(2)
Benefits paid	55	50
Settlements	-	8
Exchange differences	3	-

At 31 December	(1,024)	(899)

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

21.	Retirement benefit obligations (continued)

ii) Pension benefits
The Group operates defined benefit retirement arrangements in the UK, Austria, Republic of Ireland and Germany. All of these plans are administered and financed in accordance with local legislation and practice. In the UK and Irish schemes, assets are held in trust separately from the assets of the subsidiaries. In Austria, book reserves are established in respect of the liabilities and, in line with Austrian legislation, the corresponding assets are held by the respective subsidiary (the subsidiary has no legal right to the use of the assets for any purpose other than the provision of pension benefits). Book reserves are also established in respect of German liabilities, which are unfunded.

The pension costs of these arrangements are assessed in accordance with the advice of independent qualified actuaries using the projected unit method. The latest actuarial valuations of the UK and Republic of Ireland pension schemes were undertaken as at 31 March 2005 and 1 January 2004 respectively, and the results of these valuations have been updated to 31 December 2005. Formal valuations of the Austrian and German plans are undertaken annually, as at 31 December.

The latest agreed contribution rates (as a percentage of pensionable pay) for the material funded schemes are as follows: UK: 31% plus £10m per annum, Austria: 13.9% per annum and Republic of Ireland: 6.0% per annum.

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

The amounts recognised in the balance sheet are determined as follows:

	2005	2004
	£m	£m

Present value of funded obligations	972	905
Present value of unfunded obligations	16	16
Fair value of plan assets	(1,024)	(899)

	(36)	22
Comprising:
Plans in net surplus (non-current assets)	(56)	(7)
Plans in net deficit (non-current liabilities)	20	29

The principal weighted average actuarial assumptions used in the valuation of the Group’s pension liabilities are as follows:

	2005	2004
	%	%

Discount rate	4.7	5.2
Rate of increase in salaries	3.6	3.6
Rate of increase of pensions in payment	2.6	2.6
Rate of price inflation	2.6	2.7

The Group’s pension plan assets and weighted average expected rates of return are as follows:

	31 December 2005		31 December 2004

	Expected		Expected
	return	Fair	return	Fair
	per annum	value	per annum	value
	%	£m	%	£m

Equities	7.9	579	7.4	546
Bonds	4.4	421	4.9	343
Property	5.6	8	5.0	8
Other (including cash)	3.2	16	2.8	2

		1,024		899

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

21.	Retirement benefit obligations (continued)

ii) Pension benefits (continued)
The expected return on plan assets is determined by considering the expected returns available on the assets underlying the current investment policy. Expected yields on fixed interest investments are based on gross redemption yields as at the balance sheet date. Expected returns on equity and property investments reflect long-term real rates of return experienced in the respective markets.

The amounts recognised in the income statement are as follows:

	2005	2004
	£m	£m
Employer service cost	13	13
Past service cost	2	5
Curtailment gains	(1)	(1)

Charge included in staff costs within operating profit (note 5)	14	17

Interest on retirement benefit liabilities	46	44
Expected return on pension plan assets	(57)	(54)

Net credit included in finance costs	(11)	(10)

Net charge recognised in the income statement	3	7

The actual return on pension plan assets was £147m (2004: £84m).

Costs in respect of defined benefit pension plans are charged to operating profit in the income statement as follows:

	2005	2004
	£m	£m
Cost of goods sold	6	6
Distribution, advertising and selling costs	3	2
Administrative expenses	5	9

	14	17

Movement in the net pension (asset)/liability recognised in the balance sheet:

	2005	2004
	£m	£m
At 1 January	22	28
Total expense charged in the income statement	3	7
Actuarial (gains)/losses	(31)	17
Contributions paid	(30)	(31)
Exchange differences	-	1

At 31 December	(36)	22

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

21.	Retirement benefit obligations (continued)

ii) Pension benefits (continued)
UK pension plan
The Group’s principal defined benefit pension plan is in the UK. The amounts recognised in the balance sheet in respect of the UK plan are as follows:

	2005	2004
	£m	£m
Present value of funded obligations	850	789
Fair value of plan assets	(899)	(777)

Net (surplus)/deficit	(49)	12

The principal actuarial assumptions used in the valuation of the UK pension liabilities are as follows:

	2005	2004
	%	%
Discount rate	4.80	5.30
Rate of increase in salaries	3.75	3.80
Rate of increase of pensions in payment	2.75	2.80
Rate of price inflation	2.75	2.80

A detailed investigation into the mortality experience of the UK plan was carried out as part of the 2005 actuarial valuations. The life expectancies underlying the value of the pension liabilities of the UK plan at 31 December 2005 are as follows:

Life expectancy at age 60 (years):	Male	Female
Member currently aged 60	20.3	23.3
Member currently aged 45	22.1	25.1

The UK pension plan assets and expected rates of return are as follows:

	31 December 2005		31 December 2004

	Expected		Expected
	return	Fair	return	Fair
	per annum	value	per annum	value
	%	£m	%	£m
Equities	8.0	522	7.5	484
Bonds	4.5	377	5.0	293

		899		777

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

21.	Retirement benefit obligations (continued)

iii)   Other post-employment benefits
Other post-employment benefits comprise healthcare, product gratuities and severance plans provided by certain subsidiaries of the Group to some retirees. The method of accounting, assumptions and the frequency of valuations are similar to those used for defined benefit pension schemes.

The main actuarial assumption is the weighted average medical expense inflation of 4.4% per annum (2004: 4.3%) used in the valuation of UK healthcare liabilities.

The liabilities recognised in the balance sheet are determined as follows:

	2005	2004
	£m	£m
Liabilities: present value of unfunded obligations	51	50

The amounts recognised in the income statement are as follows:
	2005	2004
	£m	£m
Employer service cost	2	2
Past service cost	1	1

Charge included in staff costs within operating profit (note 5)	3	3
Interest on liabilities - included in finance costs	2	3

Charge recognised in the income statement	5	6

Of the total charge of £3m (2004: £3m) included in staff costs within operating profit, £2m (2004: £1m) is included in cost of goods sold and £1m (2004: £2m) is included in administrative expenses.

Movement in the liability recognised in the balance sheet:

	2005	2004
	£m	£m
At 1 January	50	52
Total expense charged in the income statement	5	6
Actuarial losses/(gains)	1	(3)
Contributions paid	(4)	(5)
Exchange differences	(1)	-

At 31 December	51	50

iv)   Experience gains and losses in the year
The experience gains and losses recognised in relation to the Group’s retirement benefit plans during the year are analysed as follows:

	2005	2004
	£m	£m
Difference between expected and actual return on scheme assets	90	30
Experience gains and losses on retirement benefit liabilities	(19)	14
Changes in actuarial assumptions	(41)	(58)

Total amount recognised in the statement of recognised income and expense	30	(14)

Comprising:
Pension benefits	31	(17)
Other post-employment benefits	(1)	3
Total amount recognised in the statement of recognised income and expense expressed as a percentage
of the present value of retirement benefit liabilities	2.9%	(1.5% )

The cumulative actuarial gain recognised in the statement of recognised income and expense at 31 December 2005 amounted to £16m (2004: loss of £14m).

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

22.	Deferred tax

Deferred tax is calculated in full on temporary differences under the liability method using the tax rate applicable in the relevant fiscal territory.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred taxes relate to the same fiscal authority. The offset amounts are as follows:

	2005	2004
	£m	£m
Deferred tax assets:
- deferred tax asset to be recovered after more than 12 months	(24)	(27)
- deferred tax asset to be recovered within 12 months	(3)	(6)

	(27)	(33)
Deferred tax liabilities:
- deferred tax liability to be recovered after more than 12 months	60	51
- deferred tax liability to be recovered within 12 months	12	-

	72	51

Net deferred tax liability	45	18

The gross movement on the deferred income tax account is as follows:

	2005	2004
	£m	£m
At 1 January	18	5
Income statement charge (note 8)	17	19
Tax charged/(credited) to equity (note 25)	9	(5)
Exchange differences	1	(1)

At 31 December	45	18

Deferred tax assets have been recognised in respect of all tax losses and other temporary differences giving rise to deferred tax assets because it is probable that these assets will be recovered.

The movement in deferred tax assets and liabilities during the year, taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Deferred tax liabilities:

	Accelerated
	tax	Fair value	Retirement
	depreciation	gains	benefits	Other	Total
	£m	£m	£m	£m	£m

At 1 January 2004	23	(10)	(13)	31	31
Charged to the income statement	3	2	5	12	22
Credited to equity	-	-	(2)	-	(2)

At 31 December 2004	26	(8)	(10)	43	51
Charged/(credited) to the income statement	5	2	8	(4)	11
Charged to equity	-	-	10	-	10
Exchange differences	1	-	-	(1)	-

At 31 December 2005	32	(6)	8	38	72

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

22.	Deferred tax (continued)

Deferred tax assets:

	Intangible	Retirement	Tax
	assets	benefits	losses	Other	Total
	£m	£m	£m	£m	£m

At 1 January 2004	(16)	(2)	(1)	(7)	(26)
Charged/(credited) to the income statement	4	-	-	(7)	(3)
Credited to equity	-	(3)	-	-	(3)
Exchange differences	-	2	-	(3)	(1)

At 31 December 2004	(12)	(3)	(1)	(17)	(33)
Charged/(credited) to the income statement	4	1	(1)	2	6
Credited to equity	-	(1)	-	-	(1)
Exchange differences	-	(1)	-	2	1

At 31 December 2005	(8)	(4)	(2)	(13)	(27)

Deferred tax assets and liabilities are only offset where there is a legally enforceable right of offset and there is an intention to settle the balances net.

The deferred tax charged to equity during the year of £9m (2004: credit of £5m) relates to tax on actuarial gains/losses recognised on retirement benefits.

Deferred tax assets are recognised for tax loss carry-forwards to the extent that the realisation of the related tax benefit through the future taxable profits is probable. The Group has not recognised deferred tax assets of £5m (2004: £2m) in respect of losses amounting to £22m (2004: £12m) that can be carried forward against future taxable income.

Deferred tax is recognised on the unremitted earnings of certain overseas subsidiaries. In other instances, where the earnings are continually reinvested by the group, no tax is expected to be payable on them in the foreseeable future and hence no deferred tax liability is recognised. If these earnings were remitted, unprovided tax of £34m (2004: £21m) would be payable.

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

23.	Provisions for liabilities and charges

		Employment	Other
	Restructuring	benefits	provisions	Total
	£m	£m	£m	£m

At 1 January 2005	9	22	5	36
Charged to consolidated income statement:
- additional provisions	8	8	4	20
- unused amounts reversed	(1)	-	-	(1)
Exchange differences	-	(1)	-	(1)
Used during the year	(7)	(2)	(2)	(11)

At 31 December 2005	9	27	7	43

Analysis of total provisions:

	2005	2004
	£m	£m

Non current	29	28
Current	14	8

	43	36

With the exception of vacant property obligations (see below) and on-going employment benefits, management expect the non current portion of provisions to be utilised within five years of the balance sheet date.

Restructuring
Restructuring provisions at 31 December 2005 mainly relate to charges associated with the restructuring of the Group’s European operations and administration in Austria and Sweden (note 4) and depot closures in the German vending business.

Employment benefits
Employment benefits relate mainly to contractual ‘jubilee’ one-off cash payments due after a certain service period to employees in Austria, the provision of paid leave prior to severance in Germany and employment benefits relating to the acquisition of Austria Tabak.

Other provisions
Other provisions at 31 December 2005 relate to vacant property obligations, costs associated with the requirement to remove vending machines in compliance with German legislation and deferred consideration relating to the acquisition of Gallaher Snus AB. The property obligations relate to two offices in the UK where the Group has head lease commitments until 2013 and 2014 respectively. Provisions have been made for the residual lease commitments, after taking into account existing sub-tenant arrangements.

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

24.	Share capital

	Number	Share	Share
	of shares	capital	premium
	millions	£m	£m
At 1 January 2004	653.6	65	125
Employee share option schemes - shares issued	1.4	-	4

At 31 December 2004	655.0	65	129
Employee share option schemes - shares issued	1.0	-	5

At 31 December 2005	656.0	65	134

The total authorised number of ordinary shares is 1,050 million shares (2004: 1,050 million shares) with a par value of 10p per share (2004: 10p per share). All shares issued are fully paid.

Share Options
The total expense recognised in the year arising from equity-settled share-based payment transactions was £5m (2004: £1m).

Savings related share option scheme (“SRSOS”)
Under the terms of the Gallaher Group Plc Inland Revenue approved SRSOS the Board may offer options to purchase ordinary shares in the Company to eligible employees who apply to enter into a SRSOS savings contract. Options may be offered at a maximum discount of 20% of the share price as quoted on the London Stock Exchange at or around the date of the offer. The options may normally be exercised during the period of six months after the expiry of the SRSOS contract, three, five or seven years after entering the scheme, or on leaving the Group’s employment, other than by resignation, early retirement or dismissal.

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2005		2004

	Average		Average
	exercise	Options	exercise	Options
	price	(millions)	price	(millions)

At 1 January	436p	3.9	378p	4.7
Granted	681p	0.4	505p	0.8
Forfeited	665p	(0.1)	455p	(0.2)
Exercised	369p	(0.9)	277p	(1.4)

At 31 December	485p	3.3	436p	3.9

Out of the 3.3m outstanding options (2004: 3.9m), 0.1m options were exercisable (2004: 0.1m options). During the year, 0.9m shares (2004: 1.4m) were allocated to employees in satisfaction of options exercised under the Gallaher Group Plc SRSOS at a weighted average of 369p each (2004: 277p). Options are exercised on a regular basis throughout the year, with the weighted average share price during the period being 830p (2004: 669p).

The following options over ordinary shares have been granted and are outstanding at 31 December 2005:

		Number of shares (millions)

		Exercise
Date of grant	Date exercisable	price	2005	2004
July 1997	Sep 2002 - Feb 2005	234p	0.0	0.1
October 1998	Dec 2001 - May 2006	330p	0.0	0.2
October 1999	Dec 2002 - May 2007	350p	0.1	0.1
October 2000	Dec 2003 - May 2008	297p	0.1	0.4
October 2001	Dec 2004 - May 2009	367p	0.2	0.2
October 2002	Dec 2005 - May 2010	559p	0.1	0.4
October 2003	Dec 2006 - May 2011	443p	1.6	1.7
October 2004	Dec 2007 - May 2012	505p	0.7	0.8
October 2005	Dec 2008 - May 2013	681p	0.5	-

Total			3.3	3.9

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

24.	Share capital (continued)

Exercise of an option is subject to continued employment. The fair value of options granted during the period determined using the Black-Scholes valuation model was 226p (2004: 150p). The significant inputs into the model were share price of 877p (2004: 631p), at the grant date, exercise price (see table), standard deviations of expected share price returns for the 3, 5 and 7 year schemes of 20%, 24% and 29% respectively (2004: 24%, 30% and 30%), option life, and annual risk-free interest rate of 5% (2004: 5%). The volatility measured at the standard deviation of expected share price returns is based on statistical analysis of daily share prices over the last three, five or seven years, a period matching the duration of the scheme in question. The expected dividend yield at the date of grant was 4% (2004: 4%), being the available market consensus rate at that time.

Performance share plan and deferred bonus plan
Details of these plans, which are available to senior executives and executive directors, are given in the remuneration report in Item 6B of the Annual Report. The vesting of these awards is conditional upon the achievement of certain targets.

Movements in the number of share options outstanding are as follows:

	2005	2004
	Options	Options
	(millions)	(millions)
At 1 January	2.9	2.4
Granted	1.2	1.2
Forfeited	-	(0.2)
Exercised	(0.4)	(0.5)
Lapsed	(0.4)	-

At 31 December	3.3	2.9

Out of the 3.3m outstanding options (2004: 2.9m options), nil options were exercisable (2004: nil). During the year, 0.4m shares vested under the two plans in respect of the three-year performance period ended 31 December 2004 (2004: 0.5m shares vested in respect of the three-year performance period ended 31 December 2003). Options vest in March of each year, with the weighted average share price for this month being 766p (2004: 664p).

The following options over ordinary shares have been granted and are outstanding at 31 December 2005:

		Number of shares
		(millions)

Date of grant	Performance period	2005	2004
March 2002	Jan 2002-Dec 2004	-	0.8
March 2003	Jan 2003-Dec 2005	1.0	1.0
March 2004	Jan 2004-Dec 2006	1.1	1.1
March 2005	Jan 2005-Dec 2007	1.2	-

Total		3.3	2.9

The vesting of these awards is conditional on the achievement of certain targets. The weighted average fair value of options granted during the period determined using the Black-Scholes valuation model was 691p (2004: 586p). The significant inputs into the model were a weighted average share price of 779p (2004: 680p), at the grant date, a standard deviation of expected share price returns for the 3 year schemes of 24% (2004: 25%), option life of three years, and annual risk-free interest rate of 5% (2004: 5%). Multiples of 58% and 52%, calculated using an actuarial TSR pricing model, have been applied to the Black-Scholes-derived fair values to reflect the impact of the TSR criteria against the FTSE 100 Comparator Group and Industry Comparator Group respectively (2004: 58% and 52%). The volatility measured at the standard deviation of expected share price returns is based on statistical analysis of daily share prices over the last three years. The expected dividend yield at the date of grant was 4% (2004: 4%), being the available market consensus rate at that time.

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

25.	Reserves

	Capital			Currency
	redemption	Merger	Other	translation	Retained
	reserve	reserve	reserve	reserve	earnings
	£m	£m	£m	£m	£m
At 1 January 2004	8	146	(911)	-	332
Actuarial loss recognised on retirement benefits	-	-	-	-	(14)

Deferred tax relating to actuarial loss on retirement benefits	-	-	-	-	5
Currency translation differences	-	-	-	(13)	-
Profit for the year attributable to equity shareholders	-	-	-	-	358
Employee share option schemes:
- value of employee services	-	-	-	-	1
Increase in own shares held by the Employee
Benefit Trust	-	-	-	-	(1)
Dividends paid to equity shareholders	-	-	-	-	(196)

At 31 December 2004	8	146	(911)	(13)	485
Actuarial gain recognised on retirement benefits	-	-	-	-	30
Deferred tax relating to actuarial gain on retirement benefits	-	-	-	-	(9)
Currency translation differences	-	-	-	8	-
Profit for the year attributable to equity shareholders	-	-	-	-	369
Employee share option schemes:	-	-	-	-
- value of employee services	-	-	-	-	5
Increase in own shares held by the Employee
Benefit Trust	-	-	-	-	(3)
Dividends paid to equity shareholders	-	-	-	-	(210)

At 31 December 2005	8	146	(911)	(5)	667

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

Employee benefit trust
The employee benefit trust (“EBT”) has been established to acquire ordinary shares in Gallaher Group Plc, by subscription or purchase, from funds provided by the Group to satisfy rights to shares arising on the vesting of awards under the performance share plan and deferred bonus plan. All finance costs and administration expenses connected with the EBT are charged to the profit and loss account as they accrue. The trust has waived its voting and dividend rights and the shares held by the trust are excluded from the calculation of basic, adjusted and diluted earnings per share. At 31 December 2005, the trust holds 2,084,089 shares (2004: 2,108,602 shares) with an original cost of £14m (2004: £13m) and a market value of £18m (2004: £17m).

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

26.	Consolidated statement of changes in equity attributable to shareholders

	2005	2004
	£m	£m

Opening equity attributable to shareholders	(91)	(235)

Net income/(expense) recognised directly in equity	29	(22)
Profit for the year attributable to equity shareholders	369	358

Total recognised income for the year	398	336
Employee share option schemes:
- value of employee services	5	1
- issue of ordinary shares	5	4
Increase in own shares held by the Employee Benefit Trust	(3)	(1)
Dividends paid to equity shareholders	(210)	(196)

Closing equity attributable to shareholders	104	(91)

27.	Minority interests

	2005	2004
	£m	£m
At 1 January	31	31
Share of net profit of subsidiaries	3	4
Dividends	(1)	(4)
Exchange differences	(1)	-

At 31 December	32	31

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

28.	Cash generated from operations

	2005	2004
	£m	£m
Profit for the year	372	362
Adjustments for:
- Tax (note 8)	144	142
- Finance costs - net (note 6)	100	114
- Share of post-tax results of joint ventures and associates (note 3)	(17)	(19)
- Exceptional items (note 4)	35	17
- Depreciation (excluding exceptional items)	79	77
- Amortization of government grants	(1)	-
- Amortization of intangible assets included in subsidiaries	15	12
- Loss/(profit) on sale of property, plant and equipment (excluding exceptional items)	1	(1)
- Charge in respect of employee share schemes	5	1
- Other non-cash adjustments	-	1
Changes in working capital (excluding the effects of acquisitions, exceptional items and exchange differences):
- Inventories	5	27
- Trade and other receivables	(10)	(49)
- Financial assets at fair value through profit and loss	-	8
- Trade and other payables	21	96
Retirement benefits assets and liabilities	(16)	(18)

Cash generated from operations before exceptional items	733	770
Cash outflow from exceptional items	(33)	(15)

Cash generated from operations	700	755

29.	Proceeds from sale of property, plant and equipment

	2005	2004
	£m	£m
Exceptional item - proceeds from sale of Dublin factory site (note 4)	15	-
All other proceeds	6	8

Proceeds from sale of property, plant and equipment	21	8

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

30.	Reconciliation of movements in net debt

Net debt comprises current and non current borrowings, derivative financial instrument assets and liabilities and cash and cash equivalents, excluding all accrued interest.

	2005	2004
	£m	£m
(Decrease)/increase in cash and cash equivalents	(536)	621
Decrease/(increase) in borrowings	626	(371)

Change in net debt resulting from cash flows	90	250
Exchange differences	4	(1)
Other non-cash movements including revaluation of derivative financial instruments	4	7

Decrease in net debt in the year	98	256
Net debt at 1 January	(2,234)	(2,490)

Net debt at 31 December	(2,136)	(2,234)

Net debt in the cash flow is reconciled to the balance sheet as follows:

	2005	2004
	£m	£m
Non current assets:
- Derivative financial instruments	36	32
Current assets:
- Derivative financial instruments	32	84
- Cash and cash equivalents	221	761
Non current liabilities:
- Borrowings	(1,594)	(2,215)
- Derivative financial instruments	-	(2)
Current liabilities:
- Borrowings	(816)	(892)
- Derivative financial instruments	(43)	(37)

Net debt including accrued interest	(2,164)	(2,269)
Less: accrued interest included within the above headings	28	35

Net debt in the cash flow	(2,136)	(2,234)

Cash and cash equivalents in the cash flow statement comprise:

	2005	2004
	£m	£m
Cash and cash equivalents per balance sheet	221	761
Less: accrued interest	(2)	(5)

Cash and cash equivalents in the cash flow statement	219	756

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

31.	Contingencies

The Group has contingent liabilities in respect of bank and other guarantees and other matters arising in the ordinary course of business. It is not anticipated that any material liabilities will arise from the contingent liabilities. The Group has given guarantees in the ordinary course of business amounting to £23m (2004: £9m) to third parties.

The Group is subject to a number of legal and regulatory risks which are described in Item 4 part B and Item 8 part A of this Annual Report.

32.	Commitments

Capital commitments:
	2005	2004
	£m	£m
Contracts placed but not yet provided for in the financial statements	17	1

These commitments mainly relate to plant and machinery and merchandising units.

Operating lease commitments - where a Group company is the lessee
The Group leases various offices, warehouses and factory sites under non-cancellable operating lease agreements. The leases have varying terms, escalation clauses and renewal rights. The Group also leases various machinery, vehicles and equipment under non-cancellable operating lease agreements. The lease expenditure charged to the income statement during the year is disclosed in note 7.

The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	2005	2004
	£m	£m
Not later than one year	9	8
Later than one year and not later than five years	16	17
Later than five years	44	43

	69	68

The fair value of the Group’s minimum obligations under non-cancellable operating leases at 31 December 2005 amounted to £35m (2004: £34m). The fair values are based on cash flows discounted using a rate based on the borrowings rate of 5% (2004: 5%).

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

33.	Business combinations

2005
There were no business combinations in 2005. See note 35 for disclosures regarding an acquisition that took place after the balance sheet but before the approval of these financial statements.

2004
In January 2004 the Group’s associate, Lekkerland GmbH & Co. KG (“L-T”), purchased 100% of Lekkerland Europa Holding GmbH (“LEH”), for a total consideration of £110m, which was funded from L-T’s own financial resources. LEH is a German company engaged in the wholesale distribution of tobacco and other products and operates principally in EU countries. Following this business combination, L-T changed its name to Lekkerland GmbH & Co. KG.

In January 2004, the Group purchased from management the 15% of Gallaher (Ukraine) Limited that it did not already own. The fair value of the equity stake amounted to £4m. Goodwill of £4m was recognised on this acquisition.

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

34.	Related party transactions

The following transactions were carried out with related parties:

i) Sales of goods and services

	2005	2004
	£m	£m
Sales of goods:
To associates	36	31
To joint ventures	19	47
Sales of services:
To joint ventures	13	18

	68	96

ii) Purchases of goods and services

	2005	2004
	£m	£m
Purchases of goods:
From associates	16	15
From joint ventures	39	47

	55	62

Goods are sold on the basis of the price lists in force with non-related parties. Services are usually negotiated with related parties on a cost-plus basis, allowing a margin ranging from 0% to 10%.

iii) Year-end balances arising from sales/purchases of goods/services

	2005	2004
	£m	£m
Receivables from related third parties (note 15)
- Associates	1	1
- Joint ventures	3	9

	4	10

Payables to related parties (note 19)
- Joint ventures	16	22

There are no commitments and contingencies in respect of associates and joint ventures.

iv) Key management compensation

	2005	2004
	£m	£m

Salaries and other short-term employee benefits	8	7
Post-employment benefits	1	1
Share-based payments	2	2

	11	10

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

35.	Events after the balance sheet date

Business combinations
On 2 January 2006, Gallaher Group Plc acquired 100% of Cita Tabacos de Canarias SL and its group companies (“CITA”). As part of the transaction, Gallaher also acquired 100% of both Tabacos Canary Islands SA (“TACISA”) and Tabacos La Nubia SL (“La Nubia”).

CITA’s principal interests comprise the manufacture, distribution and sale of cigarettes and cigars in the Canary Islands, Spanish Peninsula and Portugal. TACISA is a cigarette manufacturing operation based in the Canary Islands, principally conducting contract manufacture for third parties. La Nubia is a small cigar manufacturer based in the Canary Islands.

At acquisition, the expected consideration for the transaction was approximately €85m in cash, with Gallaher assuming approximately €20m of CITA’s debt. The final purchase price is subject to the determination of the closing balance sheet. Due to the timing of the transaction, the final calculation of the purchase price and a review of fair values have not yet been completed. Therefore, at this stage, it is impracticable to disclose an analysis of the assets and liabilities acquired and any fair value adjustments relating to the acquisition.

As at 31 December 2005, the Group had paid €12m (£8m) of the above consideration into an escrow account in advance of this acquisition. These funds were partially released to the vendor on the acquisition date, 2 January 2006.

36.	IFRS transition disclosures

The 2005 financial statements are Gallaher Group Plc’s first consolidated financial statements prepared under International Financial Reporting Standards (“IFRS”). For accounting periods up to and including the year ended 31 December 2004, the Group prepared its financial statements under UK Generally Accepted Accounting Principles (“UK GAAP”).

In accordance with IFRS 1 First Time Adoption of International Reporting Standards (“IFRS 1”), certain transitional disclosures have been given in this note. These disclosures have been prepared under IFRS as outlined in the ‘Basis of preparation’.

The transition date to IFRS was 1 January 2004. To enable users of the financial statements to understand the impact of the adoption of IFRS, the following reconciliations have been provided:

-	reconciliation of consolidated profits for the year ended 31 December 2004 from UK GAAP to IFRS;
-	reconciliation of shareholders’ deficit as at 31 December 2004 and 1 January 2004 from UK GAAP to IFRS.

Explanations of the significant adjustments have been provided in the notes following the reconciliations. These notes should be read in conjunction with the reconciliations.

The adoption of IFRS did not have any impact on Gallaher’s reported net cash flows and therefore no reconciliation of the 2004 cash flow statement has been provided. However, under IFRS (in accordance with IAS 1 Presentation of Financial Statements and IAS 7 Cash Flow Statements), the presentation of the cash flow statement has changed.

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

36.	IFRS transition disclosures (continued)

Reconciliation of consolidated profits from UK GAAP to IFRS - Year ended 31 December 2004

			IFRS adjustments

			Share of
			results of
	As		joint	Amort-				As
	reported		ventures	isation of				reported
	under		and	purchased	Financial	Deferred		under
	UK GAAP		associates	goodwill	instruments	taxation	Other	IFRS
	£m		£m	£m	£m	£m	£m	£m
Note			A	B	C	D	E

Sales	8,115							8,115

Operating profit before	551			67			(2)	616
exceptional charges
Exceptional charges	(17)							(17)
Share of results of joint ventures	17		(3)	5				19
and associates

Total profit from operations	551							618

Net interest and other financing	(128)		1					(127)
charges
Net retirement benefits financing	6						1	7
income
Financial instruments mark to	n/a				6			6
market adjustments

Finance costs - net	(122)							(114)

Profit before taxation	429							504
Taxation	(135)		2		(2)	(7)		(142)

Profit for the year	294			72	4	(7)	(1)	362

Attributable to:
Equity shareholders	290							358
Minority interests	4							4

Earnings per share
basic	44.5	p						55.0	p
diluted	44.4	p						54.9	p
adjusted*	58.9	p						58.7	p

* Before amortization of intangible assets and exceptional items.

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

36.	IFRS transition disclosures (continued)

Reconciliation of shareholders’ deficit from UK GAAP to IFRS

		As at	As at
		31 December	1 January
		2004	2004
Note		£m	£m
	Equity shareholders’ deficit under UK GAAP	(251)	(315)

A	Associates and joint ventures	3	4

B	Write back of goodwill amortization	73	-

C	Fair value of financial instruments	(27)	(33)

D	Deferred tax
	- on financial instruments	8	10
	- on unremitted earnings	(28)	(18)
	- on acquisition fair values	(3)	(4)
	- other items	(7)	(10)

E	Proposed dividend adjustment	141	131

	Equity shareholders’ deficit under IFRS	(91)	(235)

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

36.	IFRS transition disclosures (continued)

Explanation of the key differences between UK GAAP and IFRS impacting Gallaher

The following notes highlight the key differences between UK GAAP and IFRS that had a material effect on the financial reporting of the Group.

A	Associates and joint ventures
Under UK GAAP, Gallaher accounted for joint ventures using the ‘gross equity’ method, showing Gallaher’s share of joint venture turnover as part of total turnover and Gallaher’s share of joint venture operating profit separately following the Group’s operating profit . Associates were accounted for using the ‘equity’ method, whereby Gallaher’s share of associates’ operating profit was shown separately following the Group operating profit. The Group’s share of associates’ and joint ventures’ interest and tax were included in the Group’s totals for those amounts.

Under IFRS, Gallaher now accounts for both joint ventures and associates using the equity method. The presentation of the results of joint ventures and associates has changed however as IAS 1 ‘Presentation of financial statements’ requires that the share of post-tax profits from joint ventures and associates is presented as a separate item on the face of the income statement. A reclassification adjustment of £3m was made to deduct the associates and joint ventures’ interest and tax from the ‘share of results’ line. The share of associates and joint ventures turnover is no longer presented on the face of the profit and loss account, but instead it is disclosed in the notes to the accounts. There is no impact on the net profit or earnings per share of Gallaher as a result of this change; however, segmental turnover, results and operating margins are all impacted.

The accounting policies of the Group’s associates and joint ventures (principally Lekkerland Tobaccoland) were also impacted by the adoption of IFRS. The net impact on the opening balance sheet was an increase in the Group’s investments in associates and joint ventures of £4m. The adjustment mainly related to the recognition of deferred tax assets.

B	Goodwill amortization and business combinations
IFRS 3 ‘Business Combinations’ introduced significant changes to accounting for acquisitions compared to UK GAAP. In particular, more separable intangibles will be recognised on acquisition of a business, and goodwill arising on acquisition is not amortised, but instead is subject to an annual impairment review.

IFRS 1 allows that IFRS 3 may be applied prospectively from the IFRS transition date. Gallaher utilised this exemption. The impact of IFRS 3 and the associated transition arrangements on Gallaher were:

-	the accounting for acquisitions made before 1 January 2004 has not been restated as a result of the IFRS transition; and,

-	the goodwill balance recorded as at 1 January 2004, including that recorded in the investment in associates line, is no longer amortised.

The results for the year ended 31 December 2004 have been restated to reverse the goodwill amortization charge of £72m recorded under UK GAAP.

The reversal of the goodwill amortization charge did not impact the Group’s tax charge.

In the future, the goodwill balance will be subject to reviews for impairment performed annually, or more regularly if events prove it to be necessary. Impairment reviews were carried out as at 1 January 2004 and 31 December 2004 in accordance with IAS 36 ‘Impairment of Assets’. No impairments were identified.

C	Financial instruments
IAS 32 ‘Financial instruments: Disclosure and presentation’ and IAS 39 ‘Financial instruments: Recognition and Measurement’ address the accounting for, and financial reporting of, financial instruments. At the time the 2004 financial statements were published, there was no equivalent UK standard that comprehensively addressed accounting for financial instruments and hedge accounting.

Gallaher uses certain derivative financial instruments for the purposes of hedging foreign exchange and interest rate risk. Under UK GAAP, a form of hedge accounting was applied to these derivative financial instruments meaning that changes in the market value of the derivative instrument were matched against changes in the value of the underlying hedged exposure. Some of these derivative instruments were held off balance sheet for at least part of their lives with their impact disclosed in the notes to the accounts.

IAS 39 requires that all derivative financial instruments must be recognised on the balance sheet and measured at fair value. The standard places significant restrictions on the use of hedge accounting as specific designation and effectiveness criteria must be satisfied; the hedge accounting methodology is also different.

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

36.	IFRS transition disclosures (continued)

Explanation of the key differences between UK GAAP and IFRS impacting Gallaher (continued)

C	Financial Instruments (continued)
Gallaher has applied IAS 32 and IAS 39 from 1 January 2004 onwards. Gallaher has hedged and continues to hedge underlying exposures in an effective manner with a medium-term perspective, although market values can be volatile in the short-term. However, some of Gallaher’s hedged positions failed to meet the strict hedging criteria under IAS 39 and as a consequence, the reported annual financing charge under IFRS has become more volatile.

The balance sheet impact of the implementation of IAS 39 was to recognise a charge to equity of £33m in the opening IFRS balance sheet as at 1 January 2004; this represented the fair value of all derivatives brought onto the balance sheet for the first time and the adjustment to the carrying value of borrowings which were hedged. A related deferred tax liability of £10m was recorded in the opening balance sheet. The transition to the new standards also impacted the 2004 finance charge which benefited from a credit of £6m, representing the change in fair value of these derivatives during 2004. The related tax charge was £2m.

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

Specific differences relevant to Gallaher include:

deferred tax is recognised on unremitted earnings of foreign subsidiaries where it is not probable that the temporary difference will not reverse in the foreseeable future; this treatment gave rise to an adjustment compared to UK GAAP of £18m in the opening balance sheet. There was a £10m deferred tax charge to the 2004 profit and loss account relating to the unremitted amounts earned during the year. No deferred tax liability was recognised in respect of temporary differences relating to investments in subsidiaries since realisation of such differences is controlled and therefore is not probable in the foreseeable future;

deferred tax is recognised on all step-ups to fair values made as a result of acquisitions. This resulted in an additional deferred tax liability of £4m in the opening balance sheet; and,

   a further £10m deferred tax liability was recognised in the opening balance sheet which related to various small valuation and temporary timing differences.

E	Other adjustments
The following points list those areas of IFRS that have had an impact on Gallaher, but did not result in any significant financial adjustments.

Share-based payments
Under UK GAAP, Gallaher recognised a profit and loss account charge in respect of employee share options based on the difference between the exercise price of the option and the market value of a Gallaher share at the option grant date. This charge was often small or zero.

IFRS 2 ‘Share-based payment’ requires that Gallaher recognise a charge representing the fair value of employee share options awarded. The fair value is calculated using the Black-Scholes options valuation model and is charged to income over the relevant option vesting periods, adjusted to reflect actual and expected levels of vesting. A charge has been recognised from 1 January 2004 onwards in respect of options granted to employees on or after 7 November 2002.

The operating profit impact in 2004 was a charge of £1m.

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

36.	IFRS transition disclosures (continued)

Explanation of the key differences between UK GAAP and IFRS impacting Gallaher (continued)

Pensions and other post-employment benefits
Under UK GAAP, Gallaher accounted for pensions and other post-employment benefits in accordance with FRS 17 ‘Retirement benefits’, which it adopted in the year ended 31 December 2002.

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

The Group elected to early adopt the amendment to IAS 19 issued by the IASB on 16 December 2004, which allows all actuarial gains and losses to be immediately charged or credited to equity through the statement of recognised income and expense. This amendment brings IAS 19 methodology substantially in to line with FRS 17. This amendment has now been fully endorsed by the European Commission.

Despite some valuation differences between the standards still remaining, there is no material net difference between the balance sheet surpluses or deficits computed under FRS 17 at 1 January 2004 and 31 December 2004 and the equivalent assets or liabilities recognised under IAS 19 (amended).

Under IAS 19, plan surpluses are classified as non current assets, plan deficits are classified as non-current liabilities and any associated deferred tax balances are disclosed separately. This gross presentation contrasts with FRS 17, under which the net retirement benefit surplus or deficit is presented below net assets in the balance sheet, net of associated deferred tax.

Additionally, under IFRS there is a change in the presentation of interest relating to the employer service cost. This interest has been charged against operating profit as per IAS 19, whereas under UK GAAP, it had been charged as a financing cost. In the 2004 profit and loss account, this adjustment resulted in a £1m reclassification from interest to operating profit.

Reclassification of computer software
Under UK GAAP, all computer software was included within tangible fixed assets in the balance sheet, but under IFRS only computer software that is integral to another fixed asset may be included in tangible fixed assets. All other separately identifiable computer software must be recorded separately as an intangible asset. The charge to profit in respect of such computer software under IFRS is classified as amortization of intangible assets rather than depreciation of tangible fixed assets. The depreciation of such software for the year ended 31 December 2004 of £2m has been reclassified from depreciation to amortization.

Proposed dividends
Under UK Company Law, it was normal practice for companies to provide for dividends approved subsequent to the year-end. This practice is not permitted under IFRS. Therefore, under IFRS, the final dividend of £141m for the year ended 31 December 2004 could not be provided for in the 2004 income statement. Similarly, there was an adjustment to the opening balance sheet as at 1 January 2004 of £131m.

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

37	Summary of differences between IFRS and US Generally accepted accounting principles

The Group prepares its financial statements in accordance with IFRS which differ from those generally accepted in the United States of America (“US GAAP”). The following statements summarise the adjustments reconciling profit for the year attributable to equity shareholders and equity shareholders’ funds under IFRS to the amounts reported had US GAAP been applied in respect of the years ended 31 December 2005 and 2004.

	Notes	2005	2004
Profit for the years		£m	£m
Profit for the years ended 31 December attributable to equity shareholders
as reported in the consolidated income statements under IFRS		369	358
US GAAP adjustments:
Pension costs	(a)	(18)	(10)
Financial instruments	(b)	(20)	9
Amortization of other intangible assets	(c)	(26)	(25)
Restructuring costs	(d)	4	-
Long-term incentive plans and share option scheme	(f)	(3)	(9)
Deferred taxation	(g)	(6)	16

Net income under US GAAP		300	339

Amounts in accordance with US GAAP:

Net income under US GAAP		300	339

Net Income per ordinary share - basic (pence)		45.8	52.0
Net Income per ADS – basic (pence) **		183.2	208.0
Net Income per ordinary share – diluted (pence)		45.7	51.8
Net Income per ADS – diluted (pence)**		182.8	207.2

** each ADS represents four ordinary shares

Equity shareholders’ funds/(deficit)
Equity/(deficit) attributable to the shareholders as reported in the
consolidated balance sheets under IFRS		104	(91)
US GAAP adjustments;
Pension costs	(a)	232	275
Capitalised interest	(e)	4	4
Financial instruments	(b)	32	29
Other intangible assets	(c)	49	72
Restructuring costs	(d)	4	1
Deferred taxation	(g)	(42)	(23)

Equity shareholders’ funds under US GAAP		383	267

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

	2005	2004
US GAAP deficit roll forward	£m	£m

Shareholders’ deficit roll forward prepared in accordance with US
GAAP is as follows:
Balance at beginning of year	267	(50)
Net income	300	339

Proposed dividends	(210)	(196)
Issue of ordinary shares	5	4
Shares held by the employee benefit trust	2	8
Savings related share option schemes	1	1
Additional minimum pension liability	(4)	171
Other gains and losses	13	(8)
Exchange adjustments	9	(2)

Balance at end of year	383	267

Notes

(a)   Pension costs
Under IFRS, pension and other post-retirement benefits costs and net liabilities are determined in accordance with the International Accounting Standard IAS 19 “Employee Benefits” (“IAS 19”), whereas under US GAAP these costs and liabilities are determined primarily in accordance with the requirements of Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standard (“FAS”) No. 87, “Employers’ Accounting for Pension”, FAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”, and FAS No. 106 “Employers’ Accounting for Post Retirement Benefits other than Pensions”.

The group has adopted the exemption allowed in IFRS 1 to recognise all cumulative actuarial gains and losses at the transition date (January 1, 2004) in reserves. Actuarial gains and losses are recognised under IAS 19 Amended, in full in the period in which they occur. They are recognised outside of the income statement in retained earnings and presented in the statement of recognised income and expense.

Under US GAAP the Group applies the “corridor approach” whereby variations from expected costs are recognised in the income statement and balance sheet over the expected service lives of the employees.

Under IFRS the actuarial valuations of the pension plan are carried out at the balance sheet date, whereas for US GAAP the valuations are performed as at 30 September for the principal defined benefit plans.

Under IAS 19, the expected costs of providing retirement benefits are charged to the income statement over the period benefiting from the employee’s service based upon actuarial methodologies that are similar to those applied under US GAAP.

(b)   Financial Instruments
Under IFRS the carrying value of non-derivative financial liabilities has been adjusted for changes in their fair value, with the change recognised in earnings, where subject to effective fair value hedges. Changes in the fair value of foreign exchange derivatives are recognised immediately in earnings except where they are an effective hedge of a net investment in foreign operations in which case the changes are taken direct to equity.

Under US GAAP, FAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” (“FAS 133”), the requirements for determining whether a fair value or net investment hedge is effective differ from the rules provided by relevant standards under IFRS and the Group has decided not to apply the FAS 133 requirements to hedge account for any derivative financial instrument and accordingly, changes in the fair values of these instruments have been recognised in earnings. In addition to this no changes in the fair values of non-derivative financial liabilities have been recognised under US GAAP.

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

(c)   Other intangible assets
Under UK GAAP, prior to transition to IFRS, intangible assets acquired in business combinations, such as brands, were regarded as indistinguishable from goodwill and were subsumed within the goodwill balance. On transition to IFRS, such UK GAAP amounts remain within goodwill.

US GAAP requires that the cost of investment is allocated to the acquired entity’s assets and liabilities based on fair values to the acquirer at the date of acquisition. SFAS 141 “Business Combinations” provides specific criteria for the initial recognition and measurement of intangible assets separately from goodwill. Brands worth €723 million would be classified separately from goodwill as being definite lived intangible assets in accordance with US GAAP. The Group has identified no indefinite lived intangibles.

Previously under UK GAAP, the Group had amortised goodwill over its useful economic life. On transition to IFRS such goodwill is no longer amortised and its transition value is, as under US GAAP, tested annually for impairment and whenever events or circumstances occur that would more likely than not reduce the fair value of the reporting unit to below its carrying value. We amortise the separately identifiable additional definite lived brands under US GAAP over 20 years.

Under US GAAP an impairment loss is indicated only when the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows.

Adjustments to intangible assets prepared in accordance with US GAAP as at 31 December 2005 are as follows:

	Total	Goodwill	Other
	Intangibles		intangibles

	£m	£m	£m

Goodwill and intangibles, under IFRS as at 31 December 2005	1,452	1,205	247

Adjustments:
Intangible asset adjustment to equity under US GAAP	49	(342)	391
Intangible asset adjustment not affecting equity under US GAAP	161	161	-

Goodwill and intangibles, under US GAAP as at 31 December 2005	1,662	1,024	638

Goodwill and intangibles, under US GAAP as at 31 December 2004	1,628	1,030	598

(d)   Restructuring costs
Under IFRS a provision for restructuring costs is recognised when an entity meets a number of specific criteria, indicating a present obligation as a result of a past event; it being probable that an outflow of resources will be required to settle the obligation; and, that a reliable estimate can be made of the amount of the obligation, in accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”.

Under US GAAP, FAS 146, “Accounting for Costs Associated with Exit or Disposal Activities”, requires the company to recognise certain costs associated with restructuring activities when they are incurred, or in the case of redundancies, rateably over any future service period required in order to receive termination benefits for the employees rather than at the date of commitment to a restructuring plan.

(e)   Capitalised interest
Under IFRS, the group has chosen not to capitalise interest incurred as part of the cost of constructing fixed assets.

Under US GAAP, the interest incurred is required to be capitalised and amortised over the useful economic lives of the qualifying assets in accordance with FAS 34, “Capitalisation of Interest Costs”.

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

(f)   Long-term incentive plans and share option scheme
Under IFRS 2 “Share-based payments”, an expense is recognised in the income statement for all share-based payments (both awards of options and award of shares) granted after 7 November 2002. This expense is calculated based on the fair value at the date of grant of the award, using option pricing models, and is charged over the related performance period.

Under US GAAP, Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees”, the estimated intrinsic value of benefits accruing to individuals during the period from share awards held by the EBT to satisfy rights to shares arising from Gallaher’s long term share incentive plans, is remeasured each reporting period and charged to the income statement over the remaining vesting period of the share awards.

Under US GAAP, the difference between the share price at the date of the option grant and the option exercise for any benefits accruing to individuals under its savings related share option scheme, must be charged to the income statement over the option period being three, five or seven years.

(g)   Deferred taxation
Deferred tax is provided on the US GAAP adjustments and on other items for which there are timing differences in recognition between US GAAP and IFRS.

In the year ended 31 December 2005, the Group reviewed its deferred tax provision in respect of unremitted earnings of certain foreign subsidiaries and recorded a charge of £28m under US GAAP. Previously under US GAAP, no deferred taxation on unremitted earnings had been recognised due to judgements regarding the Group’s ability and intent to remit such earnings and the potential tax liabilities related thereto.

Exceptional items

In addition to the differences stated above it should be noted that ‘exceptional items’ under IFRS do not have the same definition as ‘extraordinary items’ under US GAAP.

Under IFRS and US GAAP, ‘exceptional items’ are not defined; however significant material items must be disclosed separately although under US GAAP this disclosure must be on the face of the income statement. US GAAP defines and requires presentation of ‘extraordinary items’, which are items that are deemed both unusual in nature and infrequent in occurrence (not reasonably expected to recur in the foreseeable future). Such US GAAP extraordinary items must be presented net of tax effects in the income statement below income before extraordinary items. Under IFRS there is no definition for extraordinary items.

Back to Contents

GALLAHER GROUP Plc

Notes to the Financial Statements

38.   Principal subsidiaries

Gallaher Group Plc is the beneficial owner of all (unless specified) of the equity share capital of its principal subsidiaries, either itself or through subsidiary undertakings. The principal subsidiaries, all of which are unlisted, are shown below. A full list of subsidiaries is attached to the annual return of the Company.

Name	Country of Incorporation	Principal activity

Gallaher Limited (a)	England	Manufacture, marketing and distribution of tobacco products in the UK

Benson & Hedges Limited	England	Ownership of trademarks of tobacco products
Gallaher Asia Limited	Hong Kong	Marketing and importation of tobacco products in Asia Pacific markets
Gallaher Belgium SA	Belgium	Marketing and importation of tobacco products in Benelux markets
Gallaher Canarias SA	Spain	Marketing and importation of tobacco products in the Canary Islands
Gallaher (Dublin) Limited	Republic of Ireland	Marketing and distribution of tobacco products in the Republic of Ireland

Gallaher France EURL	France	Marketing of tobacco products in France
Gallaher Hellas SA	Greece	Marketing and importation of tobacco products in Greece
Gallaher International Limited	England	Marketing of tobacco products outside the UK
Gallaher Italia SRL	Italy	Marketing and importation of tobacco products in Italy
Gallaher Kazakhstan LLC	Kazakhstan	Manufacture, marketing and distribution of tobacco products in Kazakhstan

Gallaher Nederlands B.V.	Netherlands	Marketing and importation of tobacco products in the Netherlands
Gallaher Polska Sp z.o.o.	Poland	Manufacture, marketing and distribution of tobacco products in Poland
Gallaher Spain SA	Spain	Marketing of tobacco products in Spain
Gallaher Switzerland SA	Switzerland	Marketing and distribution of tobacco products in developing markets
(Africa, Middle East and South America)
OOO Gallaher Liggett-Ducat	Russia	Marketing and distribution of tobacco products in Russia
Liggett-Ducat CJSC	Russia	Manufacture of tobacco products in Russia
Gallaher Ukraine CJSC	Ukraine	Manufacture, marketing and distribution of tobacco products in Ukraine

Austria Tabak GmbH & Co KG	Austria	Manufacture of tobacco products in Austria
Austria Tabak GmbH	Germany	Marketing and distribution of tobacco products in Germany
Gallaher Austria Tabak Europe GmbH & Co.	Austria	Marketing and distribution of tobacco products in Europe
KG
Gallaher Sweden AB	Sweden	Marketing and importation of tobacco products in Scandinavia
Gallaher Snus AB	Sweden	Manufacture, marketing and distribution of snuff tobacco in Sweden
Tobaccoland Handels GmbH & Co. KG	Austria	Distribution of tobacco and non-tobacco products in Austria
Tobaccoland Automatengesellschaft mbH & Co. KG (63.9%)	Germany	Tobacco vending operations in Germany
Cita Tabacos de Canarias SL	Spain	Manufacture, marketing and distribution of tobacco products in the Canary Islands, Spanish Peninsular and Portugal

(a) Shares held directly by Gallaher Group Plc.

Back to Contents

Exhibit no.	Description of Exhibits

1	Memorandum and Articles of Association.

2.1	Trust Deed dated 21 May 1999 for Guaranteed Bonds due 2009 was filed with the SEC on May 24, 2002 under Form 20-F, file registration number 1-14602, and is incorporated herein by reference.

2.2	Trust Deed dated 6 August 1998 for Guaranteed Bonds due 2008 was filed with the SEC on May 24, 2002 under Form 20-F, file registration number 1-14602, and is incorporated herein by reference.

First Supplemental Trust Deed dated 24 May 2001 for Guaranteed Bonds due 2008 was filed with the SEC on May 24, 2002 under Form 20-F, file registration number 1-14602, and is incorporated herein by reference.

2.3	Pricing Supplement dated 28 September 2001 was filed with the SEC on May 24, 2002 under Form 20-F, file registration number 1-14602, and is incorporated herein by reference.

Pricing Supplement dated 21 May 2004 was filed with the SEC on June 8, 2004 under Form 20-F, file registration number 1-14602, and is incorporated herein by reference.

2.4	Offering Circular dated 4 February 2003 for Guaranteed Bonds due 2013 was filed with the SEC on May 30, 2003 under Form 20-F, file registration number 1-14602, and is incorporated herein by reference.

2.5	Gallaher Group Plc - £650,000,000 Facility Agreement dated 11 March 2003 as amended, restated and increased to £1,000,000,000 pursuant to an amendment and restatement agreement dated 16 June 2005 (the “Agreement”).

2.6	Offering Circular by Gallaher Group Plc for £2,000,000,000 Medium Term Note Programme, unconditionally and irrevocably guaranteed by Gallaher Limited dated 21 May 2004.

8	List of Subsidiaries

11	Code of Ethics was filed with the SEC on April 8, 2004 under Form 20-F, file registration number 1-14602 and is incorporated by reference.

12	Section 302 Certification

13	Section 906 Certification

15.1	Notice of annual general meeting 2006 to be held on 10 May 2006.